

82- SUBMISSIONS FACING SHE


03024592

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Taiyo Life Insurance Company

*CURRENT ADDRESS 11-2, Nihonbashi 2-Chome
Chuo-Ku, Tokyo 103-0027
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 34738 FISCAL YEAR 3/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM
DATE : 7/15/03

82-34738

03 APR -3 AM 7:21

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
APRIL 1, 2002

SUPPL

A. JAPANESE LANGUAGE DOCUMENTS

1. Press release dated June 4, 2002 in connection with the draft financial report for the fiscal year 2001 (English translation attached as Exhibit A)

2. Notice to policyholders, dated July 12, 2002, of the 55th annual general meeting of representative members held on July 30, 2002 (summary English translation attached as Exhibit B)

3. Notice to policyholders dated as of July 2002 in connection with the operational and financial information for the fiscal year ended March 31, 2002 (summary English translation attached as Exhibit C)

4. Press release dated July 11, 2002 in connection with the resolutions of board of directors with respect to the Company's proposed reorganization from a mutual life insurance company to a joint stock corporation (the "Demutualization") (English translation attached as Exhibit D)

5. Press release dated July 30, 2002 in connection with the resolutions of the annual general meeting of representative members with respect to the Company's Demutualization (English translation attached as Exhibit E)

6. Statutory public notice dated July 31, 2002 in connection with the resolutions of the annual general meeting of representative members with respect to the Demutualization (English translation attached as Exhibit F)

7. Statutory public notice in the Official Gazette dated July 31, 2002 in connection with the annual general meeting of representative members with respect to the Demutualization (a brief description in English is set forth in Annex B, number 1)

8. Statutory public notice ("Notice of Explanation of Demutualization and Listing"), dated August 1, 2002, distributed to policyholders and summarizing important issues relating to the proposed Demutualization and the plan of reorganization approved by resolutions of the 55th annual general meeting of representative members (English translation attached as Exhibit G)

9. Statutory public notice dated July 31, 2002, setting forth a summary of the financial statements for fiscal year 2001 (English translation attached as Exhibit H)

(TK) 19731/002/12G3-2B/12g3-2b.application.doc

10. Press release dated October 7, 2002 in connection with the objections of policyholders against the Demutualization (English translation attached as Exhibit I)

11. Statutory public notice dated October 8, 2002 in connection with the objections of policyholders against the Demutualization (English translation attached as Exhibit J)

12. Press release dated November 26, 2002 in connection with the interim business report for the first six months of fiscal year 2002 (English translation attached as Exhibit K)

13. Press release dated February 14, 2003 in connection with the approval by the Director-General of the Financial Services Agency for the Demutualization (English translation attached as Exhibit L)

14. Press release dated February 21, 2003 in connection with the resolutions of board of directors of initial public offering and private placement (English translation attached as Exhibit M)

15. Press release dated February 21, 2003 in connection with the Disclosure of the Embedded Value of the Company (English translation attached as Exhibit N)

16. Securities Registration Statement dated February 21, 2003 in connection with the initial public offering and the amendments thereto (a brief description in English is set forth in Annex B, number 2)

17. Extraordinary Report dated February 21, 2003 in connection with the private placement of the shares and the amendments thereto (a brief description in English is set forth in Annex B, number 3)

18. Press release dated March 5, 2003 in connection with the temporary conditions to the bookbuilding process (English translation attached as Exhibit O)

19. Press release dated March 19, 2003 in connection with the offering prices and numbers of shares to be sold in initial public offering and private placement (English translation attached as Exhibit P)

20. Press release dated March 28, 2003 in connection with the Company's share purchase program (English translation attached as Exhibit Q)

21. Press release dated April 1, 2003 in connection with the Company's demutualization and listing on the First Section of the Tokyo Stock Exchange (English translation attached as Exhibit R)

22. Press release dated April 1, 2003 in connection with the Company's devaluation losses for fiscal year 2002 (English translation attached as Exhibit S)

B. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report 2002 for the Year Ended March 31, 2002 (attached as Exhibit T)
2. Offering Circular for private placement of the common stock of the Company dated March 19, 2003 (attached as Exhibit U)

ANNEX B

BRIEF DESCRIPTIONS OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

1. Statutory public notice in the Official Gazette dated July 31, 2002 in connection with the annual general meeting of representative members with respect to the Demutualization

   A public notice is required to be made within two weeks following passage of a resolution approving a demutualization, pursuant to provisions of both the Insurance Business Law and the Commercial Code. This public notice must be made in the Official Gazette, and must contain a statement advising creditors who object to the demutualization to notify the Company of their objection within a period of time specified by the Company; provided that such period must be at least one month. The Official Gazette is publicly available in paper format.

2. Securities Registration Statement dated February 21, 2003 in connection with the initial public offering and the amendments thereto

   A securities registration statement is required to be filed under the Securities and Exchange Law when a company or its shareholders distribute through a pubic offering in Japan any new or existing securities the aggregate offering price of which is ¥100 million or more. The securities registration statement in connection with the Company's initial pubic offering was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Kanto Local Finance Bureau and the Tokyo main office of the Company for five years.

   The securities registration statement contains information concerning the terms and conditions of the public offering, information pertaining to the Company's business, financial position and financial statements for each of the two years ended March 31, 2002 and the six months ended September 30, 2002, as well as a five-year financial summary of the Company.

3. Extraordinary Report dated February 21, 2003 in connection with the private placement of the shares and the amendments thereto

   An extraordinary report is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any international offering of securities by a Japanese company, such as the Company's private placement of common stock. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo main office of the Company for one year.

EXHIBIT A

Press release dated June 4, 2002 in connection with the draft financial report for the fiscal year 2001

(English Translation)

June 4, 2002

Release of Financial Reports for Fiscal 2001 (Draft)

The Taiyo Mutual Life Insurance Co. (President: Masahiro Yoshiike) submits Financial Reports (Draft) for fiscal 2001 (from April 1, 2001, to March 31, 2002) to the 55th Ordinary General Meeting of Representative Policyholders to be held on July 30, 2002. The summary of Financial Reports is as follows:

〔Index〕

The Taiyo Mutual Life Insurance Co.

1. Major Performance Indicators

(1) Value of insurance in force (Thousand contract, Hundred millions of yen, %)

	As of March 31, 2002				As of March 31, 2001			
	Number of contracts		Amount		Number of contracts		Amount	
		YoY		YoY		YoY		YoY
Individual insurance	4,664	87.1	102,173	102.6	5,357	91.6	99,588	99.3
Individual annuity insurance	1,641	96.5	50,155	96.2	1,699	102.2	52,137	101.2
Subtotal	6,306	89.4	152,329	100.4	7,057	93.9	151,725	99.9
Group insurance	-	-	110,227	106.2	-	-	103,783	101.7
Group annuity insurance	-	-	8,132	103.1	-	-	7,887	101.0

Notes:

1. Individual insurance represents the total amount of the underlying annuity assets at the beginning of the annuity payment for the insurance contracts concluded before the annuity payment started and the liability reserve for the insurance contracts concluded after the annuity payment started.
2. Group annuity insurance represents the amount of the liability reserve.

(2) Value of new insurance contracts (Contracts in thousands, Hundred millions of yen, %)

	FY 2001						FY 2000					
	New contracts		Amount				New contracts		Amount			
		YoY		YoY	New contracts	Net increase due to conversion of policies		YoY		YoY	New contracts	Net increase due to conversion of policies
Individual insurance	453	113.8	20,479	140.4	20,479	-	398	89.1	14,581	109.4	14,581	-
Individual annuity insurance	54	34.0	1,401	29.6	1,401	-	160	89.2	4,736	92.1	4,736	-
Total	507	90.8	21,881	113.3	21,881	-	559	89.1	19,317	104.6	19,317	-

Notes:

1. The Company has not handled the conversion of policies since fiscal 1999.
2. Individual insurance represents the amount of the underlying annuity assets at the beginning of the annuity payment.
3. The new contracts of group insurance and group annuity insurance for fiscal 2001 were ¥275,098 million and ¥31 million, respectively.

(3) Major income and expenditure items (Hundred millions of yen, %)

	FY 2001		FY 2000	
		YoY		YoY
Revenue such as premiums	10,190	92.9	10,973	95.0
Profit on asset management	2,444	92.0	2,657	90.4
Payments such as insurance money	13,683	120.3	11,369	100.5
Expenses for asset management	797	84.4	944	101.5
Ordinary profit	181	87.2	208	101.0

(4) Appropriation of retained earnings (Hundred millions of yen, %)

	FY 2001		FY 2000	
		YoY		YoY
Unappropriated retained earnings at end of year	367	97.4	377	46.6
Provision of reserve for dividend to policyholders	108	97.8	111	66.7
Net retained earnings	5	30.4	17	5.6
Retained earnings carried forward	253	100.0	253	76.2

(5) Total assets (Hundred millions of yen, %)

	FY 2001		FY 2000	
		YoY		YoY
Total assets	68,340	94.0	72,663	102.6
(Increase in assets)	△ 4,323	-	1,847	164.4

2. Value of Insurance in Force by Security Function at the End of Fiscal 2001

(Thousand contracts, hundred millions of yen)

Category		Individual insurance		Individual annuity insurance		Group insurance		Total	
		Number of contracts	Amount	Number of contracts	Amount	Number of contracts	Amount	Number of contracts	Amount
Death security	Common death	922	65,739	—	—	27,838	110,201	28,760	175,940
	Accidental death	6,128	89,245	—	—	1,051	7,288	7,179	96,534
	Other conditional	67	342	—	—	172	164	240	507
Existence security		3,702	35,039	1,641	50,155	2	26	5,346	85,222
Hospitalization security	Accidental hospitalization	3,012	108	93	3	483	2	3,590	115
	Disease hospitalization	2,999	108	93	3	—	—	3,093	111
	Other conditional	1,736	63	—	—	17	0	1,753	63
Disability security		1,832	—	—	—	1,100	—	2,933	—
Operation security		3,074	—	93	—	—	—	3,168	—
Other		39	1,393	—	—	—	—	39	1,393

(Thousand contracts, hundred millions of yen)

Category	Group annuity insurance		Asset-formation insurance/Asset-formation annuity insurance		Total	
	Number of contracts	Amount	Number of contracts	Amount	Number of contracts	Amount
Existence security	9,449	8,132	1	39	9,451	8,171

(Thousand contracts, hundred millions of yen)

Category	Medical security insurance	
	Number of contracts	Amount
Hospitalization security	135	125

(Thousand contracts, hundred millions of yen)

Category	Working inability security insurance	
	Number of contracts	Amount
Working inability security	38	5

Notes:

1. The numbers for group insurance, group annuity insurance, asset formation insurance/asset formation annuity insurance, medical security insurance (group type) and working disability security insurance represent the numbers of the respective policyholders
2. Existence security represents the total of the underlying annuity assets at the beginning of the annuity payment for insurance contracts concluded before the annuity payment started and the liability reserve for the insurance contracts concluded after the annuity payment started, with regard to individual annuity insurance, group insurance (with a special annuity contract) and asset-formation annuity insurance (excluding asset-formation funding annuity insurance).
   It represents the amount of the liability reserve with regard to group annuity insurance, asset-formation insurance and asset-formation funding annuity insurance
3. Hospitalization security represents the amount of per diem hospitalization benefit.
4. The number of contracts and the amount in other represent the number of lifelong nursing care insurance policies and the amount of the basic insurance benefit, respectively.
5. Hospitalization security under medical security insurance represents the figures related to hospitalization due to diseases.
6. The amount in working disability security insurance represents the monthly amount of the working disability security payment.
7. Reinsurance accepted was ¥100 million for 682 policyholders.

3. Example of the Dividend to Policyholders Based on the Closing of Accounts for Fiscal 2001 (Draft)

Several examples of both whole life insurance with term rider and endowment insurance are as follows:

Example 1: Whole life insurance with term rider (Type 10)

Age at entry (30 years old); premium payment to be completed at 60 years old; Male; annual payment
Death benefit: ¥30 million (while premiums are paid continuously) or ¥3 million (after payment of premiums completed)

Contract year	Lapsed years	Ongoing contract	Sum payable at death
FY 2000	2 years	(¥191,964) ¥3,660	¥30,006,840
FY 1999	3 years	(¥191,964) ¥6,840	¥30,006,870
FY 1998	4 years	(¥178,980) ¥6,300	¥30,009,900
FY 1997	5 years	(¥178,980) ¥9,900	¥30,009,330
FY 1996	6 years	(¥178,980) ¥9,330	¥30,008,160
FY 1995	7 years	(¥173,679) ¥8,730	¥30,007,530

Notes:
1. "Sum payable at death" represents the amount receivable (death benefit + dividend) if a policyholder dies on or after the date of contract.
2. The amounts in parentheses indicate premiums.

Example 2: Whole life insurance with term rider (Type 10)

Age at entry (30 years old); premium payment to be completed at 60 years old; Male; annual payment
Death benefit: ¥50 million (while premiums are paid continuously) or ¥5 million (after payment of premiums completed)

Contract year	Lapsed years	Ongoing contract	Sum payable at death
FY 2000	2 years	(¥319,940) ¥6,100	¥50,011,400
FY 1999	3 years	(¥319,940) ¥11,400	¥50,011,450
FY 1998	4 years	(¥298,300) ¥10,500	¥50,022,500
FY 1997	5 years	(¥298,300) ¥22,500	¥50,021,550
FY 1996	6 years	(¥298,300) ¥21,550	¥50,019,600
FY 1995	7 years	(¥289,465) ¥20,550	¥50,018,550

Notes:
1. "Sum payable at death" represents the amount receivable (death benefit + dividend) if a policyholder dies on or after the date of the contract.
2. The amounts in parentheses indicate premiums.

Example 3: Whole life insurance with term rider (Type 3)

Age at entry (30 years old); premium payment to be completed at 60 years old; Male; annual payment
Death benefit: ¥30 million (while premiums are paid continuously) or ¥10 million (after payment of premiums completed)

Contract year	Lapsed years	Ongoing contract	Sum payable at death
FY 2000	2 years	(¥320,680) ¥3,800	¥30,007,400
FY 1999	3 years	(¥320,680) ¥7,400	¥30,007,500
FY 1998	4 years	(¥281,810) ¥5,600	¥30,009,750
FY 1997	5 years	(¥281,810) ¥9,750	¥30,008,550
FY 1996	6 years	(¥281,810) ¥8,550	¥30,006,750
FY 1995	7 years	(¥249,650) ¥3,050	¥30,000,450

Notes:
1. "Sum payable at death" represents the amount receivable (death benefit + dividend) if a policyholder dies on or after the date of the contract.
2. The amounts in parentheses indicate premiums.

Example 4: Endowment insurance

Age at entry (30 years old); maturity of 30 years; Male; annual payment; insurance benefit of ¥1 million

Contract year	Lapsed years	Ongoing contract	Sum payable at maturity/death
FY 1997	5 years	(¥27,323) ¥0	(death) ¥1,000,000
FY 1992	10 years	(¥19,578) ¥0	(death) ¥1,000,000
FY 1987	15 years	(¥19,980) ¥0	(death) ¥1,000,000
FY 1982	20 years	(¥21,670) ¥0	(death) ¥1,000,000
FY 1977	25 years	(¥22,900) ¥0	(death) ¥1,029,000
FY 1972	30 years	(¥26,100) -	(maturity) ¥1,140,000

Notes:
1. "Sum payable at maturity/death" represents the amount receivable (death benefit + dividend) if maturity is reached or a policyholder dies on or after the date of the contract.
2. The amounts in parentheses indicate premiums.

The dividend mentioned above represents the total of the following items a, b, c and d for each insurance contract.

a. Amount at risk multiplied by the mortality profit dividend rate, which is determined according to the age and sex of the policyholder and the sorting in the expected mortality rate table:

b. Insurance benefit multiplied by the following expense savings (loading profit) dividend rate:

Per maturity insurance benefit (death benefit for the whole life insurance portion of the whole life insurance with term rider) of ¥1 million

Contracts entered into on and after April 1, 1964, and by April 1, 1981	¥1,900
Contracts entered into on and after April 2, 1981, and by April 1, 1985	¥1,250
Contracts entered into on and after April 2, 1985, and by April 1, 1990	¥850
Contracts entered into on and after April 2, 1990, and by April 1, 1993	¥500
Contracts entered into on and after April 2, 1993, and by April 1, 1999	¥300
Contracts entered into on and after April 2, 1999	¥150

In addition, per term insurance benefit of ¥1 million for the term portion of the whole life insurance with term rider:

Contracts entered into on and after October 2, 1987, and by April 1, 1990	¥850
Contracts entered into on and after April 2, 1990, and by April 1, 1993	¥500
Contracts entered into on and after April 2, 1993, and by April 1, 1996	¥300
Contracts entered into on and after April 2, 1996, and by April 1, 1999	¥150
Contracts entered into on and after April 2, 1999	¥100

However, the resulting amount shall be deemed zero for the first dividend. ¥450 per insurance benefit of ¥1 million shall be added for the insurance benefit portion above ¥20 million for insurance contracts with more than ¥20 million insurance benefit at the fourth and subsequent dividends.

Moreover, ¥250 per insurance benefit of ¥1 million shall be added for the insurance benefit portion above ¥5 million but not more than ¥20 million at the fourth and subsequent dividends, with regard to the principal covenant portion of the whole life insurance with term rider and endowment insurance.

c. If a disability or a disease clause is added, the amount according to the type of such special contract:

d. Liability reserve multiplied by the interest surplus dividend rate according to the following assumed interest rate:

Assumed interest rate	2% contract	0.10%
Assumed interest rate	2.75% contract	– 0.65%
Assumed interest rate	3.75% contract	– 1.65%
Assumed interest rate	4% contract	– 1.90%
Assumed interest rate	4.75% contract	– 2.85%
Assumed interest rate	5% contract	– 3.10%
Assumed interest rate	5.5% contract	– 3.60%

If the total of a, b, c and d becomes negative, the total shall be deemed zero.

In addition, the following amounts shall be added for the insurance contracts that would cease to exist because of any reason such as contract maturity or death of policyholder after a lapse of the predetermined years.

○ Liability reserve (liability reserve for the whole life insurance portion of the whole life insurance with term rider) multiplied by the following dividend rate at extinction:

Contracts with an assumed interest rate of 4% or less:

Dividend rate at extinction (maturity/death)····between 2.0% (25 lapsed years) to 14.0% (30 lapsed years)

Dividend rate at extinction (cancellation)····between 2.0% (27 lapsed years) to 9.2% (30 lapsed years)

Contracts with assumed interest rate of above 4%:

Dividend rate at extinction (maturity/death)····between 2.0% (26 lapsed years) to 11.6% (30 lapsed years)

Dividend rate at extinction (cancellation)····between 2.0% (28 lapsed years) to 6.8% (30 lapsed years)

○ In addition, the premium (annual amount) for the whole life insurance portion of the whole life insurance with term rider, multiplied by the following dividend rate at extinction:

Dividend rate at extinction····between 16.0% (12 lapsed years) and 361.6% (30 lapsed years)

Table: Examples of the Dividend to Policyholders

<Whole life insurance with term rider> (Age at entry of 30 years, premium payment to be completed at 60 years old; male; annual payment; death benefit of ¥30 million (while premiums are paid continuously) or ¥3 million (after payment of premiums completed)

(Yen)

Contract year	Premium	(1) Dividend to be received under the draft for the current year		(2) Dividend received for the previous fiscal year		(3) Increase in dividend ((1)-(2))	Effect of the change in dividend rate
FY 1996	178,980	(5th)	9,330	(4th)	12,330	-3,000	-2,700
FY 1991	162,384	(10th)	0	(9th)	4,350	-4,350	-1,800

Note1: The figures in parentheses indicate the times of dividend. Hereinafter the same is applicable.

<Whole life insurance with term rider> (Age at entry of 30 years, premium payment to be completed at 60 years old; male; annual payment; death benefit of ¥50 million (while premiums are paid continuously) or ¥5 million (after payment of premiums completed)

(Yen)

Contract year	Premium	(1) Dividend to be received under the draft for the current year		(2) Dividend received for the previous fiscal year		(3) Increase in dividend ((1)-(2))	Effect of the change in dividend rate
FY 1996	298,300	(5th)	21,550	(4th)	26,550	-5,000	-4,500
FY 1991	270,640	(10th)	1,500	(9th)	13,250	-11,750	-7,500

<Whole life insurance with term rider> (Age at entry of 30 years, premium payment to be completed at 60 years old; male; annual payment; death benefit of ¥30 million (while premiums are paid continuously) or ¥10 million (after payment of premiums completed)

(Yen)

Contract year	Premium	(1) Dividend to be received under the draft for the current year		(2) Dividend received for the previous fiscal year		(3) Increase in dividend ((1)-(2))	Effect of the change in dividend rate
FY 1996	281,810	(5th)	8,550	(4th)	14,350	-5,800	-5,500
FY 1991	211,230	(10th)	0	(9th)	0	0	0

<Endowment insurance> (Age at entry of 30years old; 30-year maturity; male; annual payment; insurance benefit of ¥1 million)

(Yen)

Contract year	Premium	(1) Dividend to be received under the draft for the current year		(2) Dividend received for the previous fiscal year		(3) Increase in dividend ((1)-(2))	Effect of the change in dividend rate
FY1996	27,323	(5th)	0	(4th)	340	-340	-330
FY1991	19,578	(10th)	0	(9th)	0	0	0
FY1986	19,980	(15th)	0	(14th)	0	0	0
FY1981	21,670	(20th)	0	(19th)	0	0	0
FY1976	22,900	(25th)	0	(24th)	0	0	0

*Dividend received of the contract whose maturity reaches in fiscal 2001 in the example above for endowment insurance

(Yen)

Contract year	Premium	(1) Dividend to be received under the draft for the current year		(2) Dividend receivable based on the previous fiscal year's dividend rate		(3)Increase in dividend ((1)-(2)) Effect of the change in dividend rate
FY 1972	26,100	(29th, 30th)	0	(29th, 30th)	0	0
			140,000		164,000	-24,000

Note 2: The lower column indicates the dividend at extinction.

4. Asset Management on General Accounts for Fiscal 2001, the Year Ended March 31, 2002

(1) Asset management during fiscal 2001, the year ended March 31, 2002

① Operating environment

During fiscal 2001, the year ended March 31, 2002, the Japanese economy suffered from a decline in exports affected by the rapid slowdown of the U.S. economy, and overall production activity entered an adjustment stage. The recession in the United States was exacerbated by the terrorist attack in New York in September 2001, which accelerated the uncertainty of the Japanese economy. Subsequent to this setback, however, the U.S. economy rallied rapidly thanks to the favorable effects of a decrease in interest rates and corporate efforts at inventory curtailment. Japan's economy also saw signs of bottoming, in line with the trough in external demand and favorable progress in inventory adjustments.

Despite steady moves in the market supported overwhelmingly by the people's expectations for the structural reforms led by Prime Minister Koizumi until early May, the bullish atmosphere in the market did not last. The Nikkei Stock Average gradually continued to fall, largely affected by such factors as the bad debt issue at big banks, the deflationary pressure for merchandise prices, a considerable reaction to the preceding IT bubble and the inventory cycle. Under these circumstances, some critiques suggested the possible breakout of a "March crisis," a massive credit crunch that could trigger the bankruptcies of many corporations. Nevertheless, favorably responding to the "comprehensive anti-deflationary measures" initiated by the government in February 2002, stock prices rallied but the price level was still low in March 2002, the end of the fiscal year.

(Nikkei Stock Average: ¥11,024.94 at the end of fiscal 2001 compared with ¥12,999.7 at the end of fiscal 2000)

The long-term interest rate declined after the monetary easing policy in quantitative terms was released by the Bank of Japan in March 2001, down to 1.1% in June. Afterward, it temporarily rose to 1.5%, considerably affected by concerns on the supply-demand situation due to the increased issue of government bonds and the downgrading of Japanese government bonds. However, it moved to 1.45% at the end of fiscal 2001 largely owing to the buying operation by the Bank of Japan.

(Yield on the newly issued 10-year government bonds: 1.400% at the end of fiscal 2001 compared with ¥1.270% at the end of fiscal 2000)

As for the U.S. dollar-yen exchange rate, the U.S. dollar depreciated to ¥115 = $1, mainly due to the uncertain business prospects in the U.S. economy and the simultaneous terrorist attacks in September 2001. Subsequently, the dollar value continued rose to ¥120 = $1 as a result of the repeated interventions by the Bank of Japan. Later until the end of fiscal 2001, yen depreciation continued to ¥130 = $1, largely as a result of the downgrading of Japanese government bonds, an increase in the number of bankruptcies and the acceptance of yen depreciation by Japanese financial authorities.

The Euro-yen exchange rate fell below ¥100 = Euro 1 in June 2001, with the backdrop of a sluggish European economy. Subsequently, yen depreciation gradually advanced, reflecting the uncertainty of the Japanese economy, to ¥116 = Euro 1 at the end of the year.

(U.S. dollar-yen exchange rate <TTM>: ¥133.2 = $1 at the end of fiscal 2001 compared with ¥123.90 = $1 at the end of fiscal 2000)

(Euro-yen exchange rates <TTM>: ¥116.14 = Euro 1 at the end of fiscal 2001 compared with ¥109.33 = Euro 1 at the end of fiscal 2000)

② Our asset management policy

The Company aims to achieve steady asset management by formulating a reliable portfolio that allows for stable long-term earnings from the viewpoint of solidifying trust among policyholders while simultaneously focusing on the public character of the insurance business and financial health.

Specifically, the Company primarily invests in yen interest rate assets such as domestic bonds and debentures and loans to ensure stable interest income. In addition, the Company focuses on diversified investments even in risky assets such as equities and foreign securities to further strengthen earnings-creating power while ensuring careful risk management. The Company intends to create a portfolio of optimally mixed assets that will maximize total profitability with these asset management efforts.

③ Overview of asset management performance

The assets in the general accounts of the Company as of March 31, 2002, amounted to ¥6,750.6 billion, down ¥416.7 billion from the end of the previous fiscal year. Of this figure, the valuation difference in other securities as a result of the newly adopted market value accounting decreased by ¥188.1 billion to ¥47.6 billion, and ¥30.4 billion was included in shareholders' equity as unrealized gains.

After the land revaluation, which was first applied at the end of the year, negative ¥21.1 billion was deducted from shareholders' equity as a land revaluation difference.

Looking at the major components of the allocation of assets, yen interest rate assets decreased, domestic bonds and debentures amounted to negative ¥106.6 billion* and loans amounted to negative ¥98.8 billion. Among the risky assets, ¥191.5 billion* was newly allocated to foreign debentures and ¥24.4 billion* to foreign equities, etc., in view of exchange rates and interest rate conditions.

*Increase/Decrease in assets with regard to securities is calculated based on the asset balance amounts before the valuation at market value.

④ Overview of income and expenditures on asset management

The profit on the sale of marketable securities for the year under review decreased by ¥27.4 billion compared with the figure at the end of the previous fiscal year, and interest and dividend income similarly decreased by ¥8.1 billion mainly due to the decline in reinvestment yield in an environment of lingering low interest rates. Overall, profit on asset management decreased ¥21.3 billion year-on-year to ¥244.4 billion, despite foreign exchange gains of ¥11.2 billion, which favorably leveraged the application of hedging accounting for exchange rates in the yen depreciation environment.

Overall, total expenses for asset management for the year under review amounted to ¥73.5 billion, down ¥16.2 billion from the end of the previous fiscal year, reflecting such reductions as investment loss on the money trust of negative ¥12.7 billion and write-downs of marketable securities of negative ¥3.3 billion.

As a result, total income and expenditures on asset management decreased by ¥5.0 billion over the previous fiscal year to ¥170.9 billion.

As a whole, unrealized gains on securities amounted to ¥52.3 billion, down ¥187.6 billion from the end of the previous fiscal year. This considerable decline was much influenced by such factors as a significant decline in unrealized gains on domestic equities due to the sluggish stock market and a decrease in unrealized gains on domestic bonds and debentures despite the decline in unrealized losses on foreign equities, etc.

⑤ Risk management system for asset management

The Company has an internal risk management division independent of front office departments (the investment and loan executing departments) in view of the increasing importance of risk management. Moreover, the Management Risk Committee is committed to asset management risk related operations such as thorough risk analysis, review of risk management countermeasures and precise reporting to top management.

In addition, the internal control function is highly respected with organizational considerations such as the separation of the investment and loan executing departments from the back office departments and internal auditing by the Operational Audit Division.

(2) Asset structure

(Millions of yen, %)

Category	As of March 31, 2002		As of March 31, 2001		[Reference] As of March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	148,729	2.2	269,813	3.8	148,729	2.2
Buying repurchase account	-	-	-	-	-	-
Buying money claims	54,995	0.8	129,902	1.8	54,992	0.8
Trading securities	-	-	-	-	-	-
Money trust	95,933	1.4	86,478	1.2	95,952	1.4
Securities	3,803,784	56.3	3,967,874	55.4	3,756,122	55.9
Bonds and debentures	2,532,630	37.5	2,680,724	37.4	2,481,656	36.9
Equities	576,374	8.5	727,215	10.1	572,953	8.5
Foreign securities	665,630	9.9	449,103	6.3	670,232	10.0
Bonds and debentures	492,379	7.3	302,043	4.2	485,978	7.2
Equities, etc.	173,251	2.6	147,059	2.1	184,254	2.7
Other certificates	29,148	0.4	110,831	1.5	31,280	0.5
Loans	2,309,729	34.2	2,408,533	33.6	2,309,729	34.4
Loans under policy conditions	140,623	2.1	162,246	2.3	140,623	2.1
Ordinary loans	2,169,105	32.1	2,246,287	31.3	2,169,105	32.3
Real estate	191,579	2.8	227,384	3.2	191,579	2.9
Deferred tax assets	66,120	1.0	-	-	83,326	1.2
Deferred tax assets for land revaluation	11,956	0.2	-	-	11,956	0.2
Other	73,656	1.1	84,015	1.2	73,656	1.1
Allowance for doubtful accounts	△ 5,786	△ 0.1	△ 6,542	△ 0.1	△ 5,786	△ 0.1
Total	6,750,698	100.0	7,167,460	100.0	6,720,260	100.0
Assets denominated in foreign currencies	611,010	9.1	267,296	3.7	614,258	9.1

Note: [Reference] shows the asset structure before market values are evaluated

(As for real estate as of March 31, 2002, the amounts after land revaluation are stated.)

(3) Increase/Decrease in assets

(Millions of yen)

Category	FY 2001	FY 2000	[Reference] FY 2001
Cash and deposits, call loans	△ 121,083	6,822	△ 121,083
Buying repurchase account	-	-	-
Buying money claims	△ 74,907	119,425	△ 74,910
Trading securities	-	-	-
Money trust	9,455	4,270	8,101
Securities	△ 164,090	211,546	24,061
Bonds and debentures	△ 148,093	334,008	△ 106,690
Equities	△ 150,840	188,790	△ 373
Foreign securities	216,527	△ 290,424	215,986
Bonds and debentures	190,335	△ 255,414	191,575
Equities, etc.	26,191	△ 35,009	24,410
Other certificates	△ 81,683	△ 20,827	△ 84,861
Loans	△ 98,804	△ 60,983	△ 98,804
Loans under policy conditions	△ 21,622	△ 6,775	△ 21,622
Ordinary loans	△ 77,181	△ 54,208	△ 77,181
Real estate	△ 35,805	△ 14,297	△ 35,805
Deferred tax assets	66,120	△ 89,584	1,838
Deferred tax assets for land revaluation	11,956	-	11,956
Other	△ 10,358	23,811	△ 10,358
Allowance for doubtful accounts	755	11,853	755
Total	△ 416,761	212,864	△ 294,249
Assets denominated in foreign currencies	343,713	△ 240,534	340,561

Note: [Reference] shows the asset structure before market values are evaluated.

(As for real estate as of March 31, 2002, the increase/decrease in amounts after land revaluation is stated.

(4) Profit on asset management

(Millions of yen)

Category	FY 2001	FY 2000
Interest and dividend income	162,973	171,127
Interest on deposits	14	298
Interest on securities and dividends	86,292	85,259
Interest on loans	69,995	78,463
Real estate rentals	6,137	6,180
Other interests and dividends	533	924
Investment profit on trading securities	-	-
Investment profit on money trust	-	-
Investment profit on available-for-sale securities	-	-
Profit on sale of securities	66,517	94,006
Profit on sale of government bonds, etc.	21,379	15,689
Profit on sale of equities, etc.	26,547	31,821
Profit on sale of foreign securities	18,586	46,089
Other	4	405
Redemption profit of securities	-	-
Income from derivative products	-	-
Foreign exchange profit	11,244	-
Other investment profit	3,728	642
Total	244,464	265,775

(5) Expenses for asset management

(Millions of yen)

Category	FY 2001	FY 2000
Interest expenses	2,166	2,165
Investment loss on trading securities	-	-
Investment loss on money trust	430	13,226
Investment loss on available-for-sale securities	-	-
Loss on sale of securities	37,295	36,175
Loss on sale of government bonds, etc.	4,985	3,987
Loss on sale of equities, etc.	29,685	3,534
Loss on sale of foreign securities	2,602	28,621
Other	22	31
Write-down of securities	1,751	5,101
Write-down of government bonds, etc.	-	-
Write-down of equities, etc.	1,630	3,482
Write-down of foreign securities	-	1,572
Redemption loss on securities	260	49
Expense for derivative products	26,117	26,401
Foreign exchange loss	-	68
Provision of allowance for doubtful accounts	-	-
Amortization of loans	132	1,144
Depreciation of real estate for rental use, etc.	2,545	2,659
Other	2,848	2,849
Total	73,550	89,841

[Reference] Breakdown of income and expenditures of financial products

(Millions of yen)

Category	FY 2001	FY 2000
Interest rate related	454	△ 3,573
Currency related	△ 27,952	△ 17,784
Equities related	-	79
Bonds and debentures related	1,421	△ 5,123
Other	△ 41	-
Total	△ 26,117	△ 26,401

(6) Various efficiency indicators related to asset management

①Yield on asset management by asset category

(%)

Asset category	FY 2001	FY 2000
Cash and deposits, call loans	0.05	0.27
Buying repurchase account	-	-
Buying money claims	0.32	0.47
Trading securities	-	-
Money trust	△ 0.44	△ 11.99
Bonds and debentures	2.84	1.97
Equities	0.82	6.46
Foreign securities	6.71	6.49
Loans	3.11	3.22
Ordinary loans	2.99	3.08
Real estate	0.72	0.69
Total general accounts	2.48	2.52

Note: The denominator of the yield calculation formula is the daily average balance on a book value basis, and the numerator is "profit on asset management minus expenses for asset management" in the ordinary profit-and-loss section.

②Yield on overseas investments and loans

(%)

Category	FY 2001	FY 2000
Overseas investments and loans	6.40	5.86

Note: Overseas investments and loans represent the total of assets denominated in foreign currencies and those denominated in yen.

③Daily average balance

(Millions of yen)

Category	FY 2001	FY 2000
Cash and deposits, call loans	116,042	220,264
Buying repurchase account	-	-
Buying money claims	43,743	67,183
Trading securities	-	-
Money trust	98,806	110,291
Bonds and debentures	2,558,998	2,412,056
Equities	586,807	564,815
Foreign securities	625,099	667,544
Loans	2,347,838	2,465,506
Ordinary loans	2,197,226	2,299,122
Real estate	228,532	240,526
Total general accounts	6,885,512	6,970,404

Overseas investments and loans	782,654	814,826

④Unrealized gain (loss) on available-for-sale securities

(Millions of yen)

Category	As of March 31, 2002		As of March 31, 2001	
	Book value per balance sheet	Unrealized gain (loss) included in profit and loss accounts for the year	Book value per balance sheet	Unrealized gain (loss) included in profit and loss accounts for the year
Available-for-sale securities	71,164	1,248	19,869	△ 1,272
Money trust	71,164	1,248	19,869	△ 1,272

Note: "Money trust" refers to the securities held under the money trust.

⑤Market value information of securities (available-for-sale securities whose market value is readily determinable)

(Millions of yen) [Reference]

Category	As of March 31, 2002					As of March 31, 2001					[Reference] As of March 31, 2002	
	Book value	Market value	Difference as gain (loss)	Gain	Loss	Book value	Market value	Difference as gain (loss)	Gain	Loss	Market value	Difference as gain (loss)
Held-to-maturity debt securities	217,519	216,892	△627	1,557	△2,185	367,242	372,085	4,843	4,843	△0	216,892	△627
Domestic debentures	166,526	165,898	△628	1,556	△2,185	177,336	182,122	4,785	4,785	-	165,898	△628
Other securities	50,992	50,993	1	1	△0	189,905	189,963	57	58	△0	50,993	1
Debentures matching with liability reserve	1,035,918	1,041,274	5,356	6,516	△1,160	-	-	-	-	-	1,041,274	5,356
Stocks of subsidiaries and affiliates	379	379	-	-	-	1,357	921	△435	-	△435	379	-
Other securities	2,453,957	2,501,622	47,664	134,966	△87,302	3,480,695	3,716,509	235,813	277,068	△41,255	2,489,061	35,103
Bonds and debentures	1,279,211	1,330,185	50,974	53,546	△2,572	2,411,010	2,503,387	92,377	93,195	△817	1,330,767	51,555
Equities	559,690	563,111	3,421	63,796	△60,374	565,515	719,404	153,889	173,036	△19,147	543,271	△16,418
Foreign securities	579,778	575,176	△4,602	17,403	△22,005	388,030	382,887	△5,143	10,779	△15,922	581,984	2,206
Bonds and debentures	485,978	492,379	6,400	16,045	△9,644	294,403	302,043	7,640	9,238	△1,597	498,141	12,162
Equities, etc.	93,799	82,796	△11,002	1,358	△12,361	93,627	80,843	△12,783	1,540	△14,324	83,843	△9,956
Other certificates	31,278	29,146	△2,131	218	△2,350	116,139	110,829	△5,310	57	△5,367	29,036	△2,241
Buying money claims	4,000	4,002	2	2	-	-	-	-	-	-	4,002	2
Negotiable deposits	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,707,774	3,760,168	52,394	143,041	△90,647	3,849,295	4,089,516	240,220	281,912	△41,691	3,747,608	39,833
Bonds and debentures	2,481,656	2,537,358	55,702	61,619	△5,917	2,588,346	2,685,510	97,163	97,981	△817	2,537,940	56,284
Equities	560,059	563,491	3,421	63,796	△60,374	566,872	720,325	153,453	173,036	△19,583	543,650	△16,418
Foreign securities	579,778	575,176	△4,602	17,403	△22,005	388,030	382,887	△5,143	10,779	△15,922	581,984	2,206
Bonds and debentures	485,978	492,379	6,400	16,045	△9,644	294,403	302,043	7,640	9,238	△1,597	498,141	12,162
Equities, etc.	93,799	82,796	△11,002	1,358	△12,361	93,627	80,843	△12,783	1,540	△14,324	83,843	△9,956
Other certificates	31,278	29,146	△2,131	218	△2,350	116,139	110,829	△5,310	57	△5,367	29,036	△2,241
Buying money claims	54,992	54,996	3	3	△0	129,902	129,959	56	57	△0	54,996	3
Negotiable deposits	-	-	-	-	-	60,003	60,003	0	0	△0	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-

Notes:

1. The amounts in this table include CDs and others, which are deemed appropriate to be handled as securities as stipulated by the Securities and Exchange Law.
2. The "Money trust" category includes only those securities categorized as available-for-sale securities.
3. The monthly average figures during March are adopted to calculate the market values of domestic and foreign equities and the exchange rates of assets denominated in foreign currencies for both "As of March 31, 2002" and "As of March 31, 2001." [Reference] represents the market value information if the market value and exchange rates as of March 31, 2002, are adopted in the calculations.

・*Book values of securities with no market value*

(Millions of yen)

Category	FY 2001	FY 2000
Held-to-maturity debt securities	-	-
Unlisted foreign debentures	-	-
Other	-	-
Debentures matching with liability reserve	-	-
Stocks of subsidiaries and affiliates	6,599	6,669
Other securities	96,790	66,052
Unlisted domestic stocks (excluding OTC stocks)	6,738	6,000
Unlisted foreign stocks (excluding OTC stocks)	90,000	60,000
Unlisted foreign debentures	-	-
Other	51	51
Total	103,390	72,721

The table below shows the unrealized gain (loss) as a total of the exchange rate figures of foreign securities within the securities with no market value and the securities for which the market value is readily determinable.

(Millions of yen)

Category	As of March 31, 2002					As of March 31, 2001					[Reference] As of March 31, 2002	
	Book value	Market value	Difference as gain (loss)	Gain	Loss	Book value	Market value	Difference as gain (loss)	Gain	Loss	Market value	Difference as gain (loss)
Held-to-maturity debt securities	217,519	216,892	△627	1,557	△2,185	367,242	372,085	4,843	4,843	△0	216,892	△627
Domestic debentures	166,526	165,898	△628	1,556	△2,185	177,336	182,122	4,785	4,785	-	165,898	△628
Other certificates	50,992	50,993	1	1	△0	189,905	189,963	57	58	△0	50,993	1
Debentures matching with liability reserve	1,035,918	1,041,274	5,356	6,516	△1,160	-	-	-	-	-	1,041,274	5,356
Stocks of subsidiaries and affiliates	6,978	6,897	△81	-	△81	8,026	7,318	△708	-	△708	6,903	△74
Other securities	2,550,748	2,598,412	47,664	134,966	△87,302	3,546,747	3,782,561	235,813	277,068	△41,255	2,585,852	35,103
Bonds and debentures	1,279,211	1,330,185	50,974	53,546	△2,572	2,411,010	2,503,387	92,377	93,195	△817	1,330,767	51,555
Equities	566,428	569,850	3,421	63,796	△60,374	571,515	725,404	153,889	173,036	△19,147	550,009	△16,418
Foreign securities	669,770	665,176	△4,602	17,403	△22,005	448,030	442,887	△5,143	10,779	△15,922	671,984	2,206
Bonds and debentures	485,978	492,379	6,400	16,045	△9,644	294,403	302,043	7,640	9,238	△1,597	498,141	12,162
Equities, etc.	183,799	172,796	△11,002	1,358	△12,361	153,627	140,843	△12,783	1,540	△14,324	173,843	△9,956
Other certificates	31,280	29,148	△2,131	218	△2,350	116,141	110,831	△5,310	57	△5,367	29,038	△2,241
Buying money claims	4,000	4,002	2	2	-	-	-	-	-	-	4,002	2
Negotiable deposits	-	-	-	-	-	-	-	-	-	-	-	-
Other	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,811,165	3,863,477	52,312	143,041	△90,728	3,922,017	4,161,965	239,948	281,912	△41,963	3,850,923	39,758
Bonds and debentures	2,481,656	2,537,358	55,702	61,619	△5,917	2,588,346	2,685,510	97,163	97,981	△817	2,537,940	56,284
Equities	572,953	576,374	3,421	63,796	△60,374	573,326	726,779	153,453	173,036	△19,583	556,534	△16,418
Foreign securities	670,232	665,549	△4,683	17,403	△22,086	454,246	448,831	△5,415	10,779	△16,194	672,364	2,131
Bonds and debentures	485,973	492,379	6,400	16,045	△9,644	294,403	302,043	7,640	9,238	△1,597	498,141	12,162
Equities, etc.	184,254	173,170	△11,083	1,358	△12,442	159,843	146,787	△13,056	1,540	△14,596	174,222	△10,031
Other certificates	31,280	29,148	△2,131	218	△2,350	116,141	110,831	△5,310	57	△5,367	29,038	△2,241
Buying money claims	54,992	54,996	3	3	△0	129,902	129,959	56	57	△0	54,996	3
Negotiable deposits	-	-	-	-	-	60,003	60,003	0	0	△0	-	-
Other	50	50	-	-	-	50	50	-	-	-	50	-

Notes:

1. The amounts in this table include CDs and others, which are deemed appropriate to be handled as securities as stipulated by the Securities and Exchange Law.
2. The "Money trust" category includes securities other than those categorized as available-for-sale securities, and their book value and market value are ¥50 million, respectively (with no difference as gain or loss).
3. The monthly average figures are adopted to calculate the market values of domestic and foreign equities and the exchange rates of assets denominated in foreign currencies for both "As of March 31, 2002" and "As of March 31, 2001." [Reference] represents the market value information if the market value and the exchange rates as of March 31, 2002, are adopted in the calculations.

⑥Market value of money trust

(Millions of yen)

Category	As of March 31, 2002					As of March 31, 2001				
	Book value per balance sheet	Market value	Difference as gain (loss)			Book value per balance sheet	Market value	Difference as gain (loss)		
				Gain	Loss				Gain	Loss
Money trust	95,933	95,933	-	-	-	86,478	86,478	-	-	-

・Money trust in the form of available-for-sale securities

(Millions of yen)

Category	As of March 31, 2002		As of March 31, 2001	
	Book value per balance sheet	Unrealized gain (loss) included in profit and loss accounts for the year	Book value per balance sheet	Unrealized gain (loss) included in profit and loss accounts for the year
Available-for-sale securities	71,164	1,248	19,869	△ 1,272

Note: "Available-for-sale securities" above represents the securities held under the money trust.

・Money trust in the form of held-to-maturity debt securities, debentures matching with liability reserve, and other securities

(Millions of yen)

Category	As of March 31, 2002					As of March 31, 2001				
	Book value	Market value	Difference as gain (loss)			Book value	Market value	Difference as gain (loss)		
				Gain	Loss				Gain	Loss
Held-to-maturity debt securities	-	-	-	-	-	-	-	-	-	-
Debentures matching with liability reserve	-	-	-	-	-	-	-	-	-	-
Other securities	50	50	-	-	-	50	50	-	-	-

5. Balance Sheet

(Millions of yen)

Account item	As of March 31, 2002 Amount	As of March 31, 2001 Amount	Account item	As of March 31, 2002 Amount	As of March 31, 2001 Amount
(Assets)			(Liabilities)		
Cash and deposits	49,941	98,177	Policy reserve	6,455,343	6,745,210
Cash	3,500	2,201	Reserve for outstanding claims	22,458	18,833
Deposits	46,441	95,975	Liability reserve	6,358,848	6,645,972
Call loans	101,580	174,300	Reserve for dividend to policyholders	74,036	80,404
Buying money claims	54,995	129,902	Reinsurance accounts payable	24	23
Money trust	95,933	86,478	Other liabilities	121,161	123,680
Marketable securities	3,883,756	4,063,481	Borrowings	85,000	85,000
Government bonds	1,383,781	981,790	Accounts payable	2,363	2,212
Municipal bonds	459,914	601,563	Accrued expenses	8,419	8,668
Corporate bonds	723,006	1,131,639	Unearned income	528	681
Equities	601,773	763,408	Deposits received	562	450
Foreign securities	686,132	474,247	Guarantee deposits received	5,231	5,254
Other securities	29,148	110,831	Derivative products	7,032	5,095
Loans	2,309,929	2,408,733	Deferred hedging gain	11,472	15,751
Loans under policy conditions	140,623	162,246	Temporary receipt	547	469
Ordinary loans	2,169,305	2,246,487	Other	3	97
Real estate and personal properties	191,962	227,805	Reserve for retirement benefit	25,018	23,481
Land	110,220	145,233	Reserve for directors' retirement bonus	457	479
Buildings	70,015	73,586	Reserve for price fluctuation	54,911	47,981
personal properties	383	420	Deferred tax liabilities	—	3,640
Construction in progress	11,343	8,564	Total Liabilities	6,656,917	6,944,497
Agency accounts receivable	18	96	(Shareholders' Equity)		
Reinsurance accounts receivable	1	38	Funds	24,000	27,000
			Statutory reserve	7,284	4,244
Other assets	73,620	83,922	Revaluation surplus reserve	13	13
Accounts receivable	6,787	17,881	Reserve for funds amortization	7,000	4,000
Prepaid expenses	777	323	Reserve for loss compensation	271	231
Accrued income	33,671	34,952	Land revaluation difference	△ 21,163	—
Money on deposit	235	232	Retained earnings	136,533	139,967
Guarantee money paid for futures transaction	885	994	Voluntary reserve	99,798	102,242
			Reserve for funds amortization	24,000	27,000
Derivative products	13,854	17,788	Funds interest reserve	531	—
Deferred hedging loss	—	7	Reserve for balanced dividends to policyholders	74,514	74,514
Temporary payment	5,008	1,576	Reserve for severance allowance	—	489
Other	12,399	10,164	Reserve for advanced depreciation of real properties	615	101
Deferred tax assets	66,120	—	General reserve	137	137
Deferred tax assets related to revaluation	11,956	—	Unappropriated retained earnings for the year	36,734	37,724
			(Retained earnings for the year)	(11,358)	(4,333)
Allowance for doubtful accounts	△ 5,786	△ 6,542	Unrealized gains	30,457	150,684
			Total Shareholders' Equity	177,111	321,896
Total Assets	6,834,028	7,266,394	Liabilities and Shareholders' Equity	6,834,028	7,266,394

< Notes >

1. As for securities (including the securities under cash and deposits and buying money claims, which are deemed appropriate to be handled as securities, as well as those invested as trust estate under the money trust), available-for-sale securities are reported at market value. (The cost of securities sold is determined based on the moving-average method.) Held-to-maturity debt securities are carried at amortized cost using the moving-average method (the straight-line method). Debentures matching with the liability reserve, as stipulated in the "Current Accounting and Auditing Treatment of 'Debentures Matching with Liability Reserve' in the Insurance Business" (Industrial Audit Committee Report No. 21 of the Japan Public Certified Accountants Association), are carried at the amortized cost using the moving-average method (the straight-line method). Stocks of subsidiaries and affiliates (the stocks issued by subsidiaries set forth by Article 2, Paragraph 12, of the Insurance Business Law, associated companies excluding subsidiaries set forth by Article 2-2, Paragraph 2, of the Enforcement Regulations Concerning the Insurance Business Law, and associated companies) are stated at cost, and foreign equities included in equities and foreign securities under other securities for which the market value is easily determinable are reported at market value based on the average of market prices during March 2002. (The cost of securities sold is determined based on the moving-average method.). Other securities for which the market value is easily determinable are reported at market value based on the market prices at the balance sheet date. (The cost of securities sold is determined based on the moving-average method.) Bonds and debentures (including foreign debentures) of other securities with no market value, for which the differences in acquisition price are recognized as the difference for interest rate adjustment, are carried at amortized cost using the moving-average method (the straight-line method), while the securities other than those mentioned above are stated at cost determined by the moving-average method.
   Unrealized gains and losses for other securities are fully reported in a separate component of shareholders' equity.
   Effective fiscal 2001, the year ended March 31, 2002, pursuant to the "Current Accounting and Auditing Treatment of 'Debentures Matching with Liability Reserve' in the Insurance Business" (Industrial Audit Committee Report No. 21 of the Japan Public Certified Accountants Association), the Company has transferred held-to-maturity debt securities and other securities to debentures matching with the liability reserve. As a result, assets and shareholders' equity decreased by ¥3,422 million, respectively, with no effect on the statement of income.

2. Transactions of derivative products are stated at cost.

3. The Company revalued the land used for its business on the basis prescribed by the Law Concerning Revaluation of Land (Law No. 34, proclaimed on March 31, 1998).
   The resulting revaluation difference has been included in shareholders' equity as the land revaluation difference, net of the related tax that is included in assets as deferred tax assets for land revaluation.
   Date of revaluation: March 31, 2002
   Revaluation method under Article 3, Paragraph 3, of the Law Concerning Revaluation of Land:
   The value of land is determined with reasonable adjustments based on the public announcement price of reference land lots as stipulated in Article 2, Item 1, the standard price of reference land lots as stipulated in Article 2, Item 2, and the value assessed by real estate appraisers as stipulated in Article 2, Item 5, all of which are stipulated in the Ordinance Implementing the Law Concerning Revaluation of Land (Government Ordinance No. 119, proclaimed on March 31, 1998).

4. The depreciation of real estate (excluding buildings acquired on and after April 1, 1998) and personal properties is computed by the declining-balance method. However, the straight-line method is adopted for buildings (excluding building fixtures) acquired on and after April 1, 1998.

5. All assets and liabilities denominated in foreign currencies (excluding the stocks of subsidiaries and affiliates, as well as other securities) are translated into yen at the exchange rate at the balance sheet date. The stocks of subsidiaries and affiliates are translated into yen at their acquisition date, and other securities are translated at the average exchange rate during March 2002.

6. The allowance for doubtful accounts is provided at an amount of possible losses from uncollectible receivables based on the self-assessment standards and the amortization and allowance standards.
   For the claims to debtors who are in bankruptcy status under the provisions of the Bankruptcy Law or the Civil Rehabilitation Law (herein referred to as "bankrupt debtors") and those to debtors who are in de facto bankruptcy status (hereinafter referred to as "virtually bankrupt debtors"), the allowance is provided at the remaining amounts after directly deducting the anticipated collectible amounts due to collateral and guarantees from the claim amounts. For the claims to debtors who are not in bankruptcy status but are considered likely to become insolvent in the future (hereinafter referred to as "possibly solvent debtors"), the allowance is provided at the amount deemed necessary after deducting the anticipated collectible amounts by collateral and guarantees from the claims and then by totally judging the paying ability of the respective debtors of such remaining amounts.
   Claims other than those explained above are provided at the claim amounts multiplied by the actual rate of losses, which are calculated from past bad debt experience for a certain period.

All claims are first assessed by the related departments based on the self-assessment standards for assets, and the assessed results are audited by an independent asset auditing department. The allowance for doubtful accounts thus is determined through such auditing procedures.
As for the claims with collateral/guarantees to bankrupt debtors and virtually bankrupt debtors, the claims are directly reduced in value by the remaining amounts after deducting the appraised values on the loan collateral and the anticipated collectible amounts by guarantees. Such directly reduced anticipated uncollectible amounts for the year totaled ¥1,713 million.

7. The reserve for retirement benefit is provided at the amount to be accrued at the balance sheet date, pursuant to the accounting standard for retirement benefits ("Opinion concerning the Establishment of Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998).

8. The reserve for directors' retirement bonuses is recorded based on the necessary amount at the balance sheet date, pursuant to the internal rules to provide for future payments of the directors' retirement bonuses. This reserve is stipulated by Article 287-2 of the Commercial Code, which is applied *mutatis mutandis* under Article 59, Paragraph 1, of the Insurance Business Law.

9. The reserve for price fluctuation is provided at the amount calculated under Article 115 of the Insurance Business Law.

10. In accordance with the "Opinion concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999, the deferral method is adopted and interest rate swaps are accounted for by the accepted exceptional treatment to hedge the cash flow fluctuation risk exposed to loans. The market value method is adopted to hedge the exchange rate fluctuation risks exposed to debentures denominated in foreign currencies. The effectiveness of hedging instruments is basically evaluated by ratio analysis, which allows comparison of cash flow fluctuations between the hedged items and the hedging methods.

11.The consumption tax and the local consumption taxes are basically accounted for using the tax exclusion method. However, of the consumption taxes not subject to asset-related deductions, the deferred consumption taxes stipulated in Japanese tax laws are included in prepaid expenses and equally amortized for five years. Consumption taxes other than deferred consumption taxes are fully charged to income in the year of incurrence.

12.The liability reserve represents the reserve as stipulated in Article 116 of the Insurance Business Law. The insurance due reserve is calculated using the following methods.
(1) The method determined by the Director of the Financial Services Agency for insurance contracts subject to the standard liability reserve (Ministerial Announcement No. 48, 1996, Ministry of Finance)
(2) Net level premium method for insurance contracts that are not subject to the standard liability reserve

13.Software costs for the internal use of the software recorded in other assets are amortized by the straight-line method based on the estimated internally available periods.

14.Risk-monitored loans, which includes loans to bankrupt debtors, loans in arrears, loans in arrears of more than three month and loans with alleviated lending conditions, were ¥14,274 million as of March 31, 2002. The breakdown of the respetive categories is as described below.
Loans to bankrupt debtors were ¥89 million, and loans in arrears were ¥1,915 million. The directly reduced anticipated uncollectible amounts were ¥823 million for loans to bankrupt debtors and ¥683 million for loans in arrears.
Loans to bankrupt debtors mean the loans that any matters set forth under Article 96, Paragraph 1, Item 3-a) to -e), of the Enforcement Regulations Concerning the Corporate Income Tax Law (Government Ordinance No. 97, 1965) or any matter set forth under Article 96, Paragraph 1, Item 4, of the same regulations fall under, of all the loans on which accrued interest has been left unrecorded (excluding the portion of bad debts written off; hereinafter referred to as "loans with unrecorded accrued interest") because the collection or repayment of principal/interest is deemed unlikely due to a long-delayed payment of principal or interest for a certain period or any other reasons.
Loans in arrears mean the loans with unrecorded accrued interest other than those for which a grace period is given for interest payment for the purpose of promoting debtors' business restoration or supporting loans to bankrupt debtors or the debtors.
Loans in arrears of more than three months were ¥6,504 million.
Loans in arrears of more than three months mean the loans for which the principal or the interest payment has been delayed for more than three months from the next day of the contractual date of payment as the initial date of computation, and which do not fall under loans to bankrupt debtors or loans in arrears.
Loans with alleviated lending conditions were ¥5,764 million.
Loans with alleviated lending conditions mean loans on which any arrangement advantageous to debtors such as the reduction or exemption of interest rates, the postponement of interest payment, the postponement of principal payment or the abandonment of claims has been made for the purpose of promoting debtors' business restoration or supporting them and which do not fall under loans to bankrupt debtors, loans in arrears or loans in arrears of more than three months.

15. Accumulated depreciation of real estate and personal properties was ¥88,555 million.

16. Assets in special accounts were ¥83,332 million. Liabilities in special accounts were the same.

17. Net assets as stipulated in Article 55, Paragraph 2, Item 6, of the Insurance Business Law were ¥30,213 million.

18. The total of monetary payables due to subsidiaries was ¥148 million.

19. In addition to personal properties recorded in the balance sheet, major personal properties under lease arrangements include electronic computers.

20. Reserve for dividend to policyholders

Reserve for dividend to policyholders at the end of the previous year:	¥80,404 million
Transfer from retained earnings for the previous year:	¥11,101 million
Dividends paid to policyholders for the year:	¥18,540 million
Increase in interest, etc.:	¥1,070 million
Reserve for dividend to policyholders at the end of the year:	¥74,036 million

21. Pledged assets: ¥138,055 million

22. In line with the amortization of funds of ¥3,000 million, the same amount of reserve for the amortization of funds was transferred to the reserve for the amortization of funds as stipulated in Article 56 of the Insurance Business Law.

23. The outstanding balance of unexecuted loans under commitment line agreements for loans was ¥1,160 million.

24. Borrowings are the overlying borrowings with a special subordinated contract to the effect that the fulfillment of the liability is placed at subordinated positions compared with other liabilities.

25. Assets denominated in foreign currencies were ¥631,252 million (Major assets: US$3,039 million, Euro1,749 million, and UK£155 million).

26. The Company must pay a contribution to the former Life Insurance Policyholders Protection Fund, which the Life Insurance Policyholders Protection Corporation of Japan has inherited under Article 140, Paragraph 5, of the Supplementary Regulations Concerning the Law with Respect to Arrangement of Related Laws for the Reform of Financial System. The estimated amount to be paid to the former Policyholders Protection Fund based on the share of the Company's contributions as of March 31, 2002, was ¥3,507 million.
The amount to be borne by the Company is recorded as operating expense for the year of contribution.

27. The estimated amount to be paid to the Life Insurance Policyholders Protection Corporation of Japan based on the share of the Company's share of contributions under Article 259 of the Insurance Business Law was ¥11,606 million as of March 31, 2002.

28. Summary of the retirement benefit plans adopted:

(1) Projected benefit obligations

	(Millions of yen)
a. Projected benefit obligations	(34,005)
b. Plan assets	3,742
c. Projected benefit obligations in excess of plan assets (= a + b)	(25,262)
d. Unamortized transition difference	0
e. Unrecognized actuarial differences	243
f. Unrecognized prior service cost	0
g. Net liability for retirement benefit per balance sheet (c + d + e + f)	(25,018)
h. Prepaid annuity expense	0
i. Reserve for retirement benefit	(25,018)

(2) Basis of calculation of projected benefit obligations

a. Allocation method of estimated total retirement benefits	Straight-line basis (a method to allocate estimated total retirement benefits equally to respective periods in employee's whole service period)
b. Discount rate	3.0%
c. Expected rate of return on plan assets	3.5%
d. Period for amortization of transition difference	1 year
e. Period for amortization of actuarial differences	1 year
f. Period for amortization of prior service cost	0

29. Stocks of subsidiaries were ¥512 million.

30. Deferred tax assets totaled ¥84,866 million, and deferred tax liabilities totaled ¥18,746 million. Deferred tax assets included a reserve for insurance contracts of ¥53,053 million, a reserve for retirement benefit of ¥7,622 million and a reserve for price fluctuation of ¥19,822 million. Deferred tax liabilities included an unrealized gain of ¥17,206 million.
    The statutory income tax rate for the year under review was 36.1%. Major reconciliation items that account for the reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting of negative 11.6% were the reserve for dividend to policyholders of negative 38.5%, interest on funds of negative 2.0% and the refund due to foreign tax credit and others of negative 4.5%.

6. Statement of Income

(Millions of yen)

Section	Account item	FY 2001 Amount	FY 2000 Amount
Ordinary Profit and Loss Section	Ordinary Revenue	1,591,001	1,387,188
	Revenue such as premiums	1,019,041	1,097,372
	Premiums	1,018,994	1,097,191
	Reinsurance income	46	180
	Profit on asset management	244,464	265,775
	Interest and dividend income	162,973	171,127
	Interest on deposits	14	298
	Interest on marketable securities and dividends	86,292	85,259
	Interest on loans	69,995	78,463
	Real estate rentals	6,137	6,180
	Other interests and dividends	533	924
	Profit on sale of marketable securities	66,517	94,006
	Foreign exchange profit	11,244	—
	Other	3,728	642
	Other ordinary revenue	327,495	24,040
	Receipt from handling special annuity contracts	524	636
	Receipt from deferred insurance money	39,322	22,941
	Reversal of liability reserve	287,124	—
	Other ordinary revenue	523	462
	Ordinary Expenses	1,572,834	1,366,347
	Payments such as insurance money	1,368,304	1,136,968
	Insurance money	917,359	668,123
	Annuity	74,514	63,866
	Benefits	121,200	105,788
	Cash surrender value	225,199	276,546
	Other refunds	29,925	22,541
	Reinsurance premiums	105	102
	Provision of liability reserve and other	4,696	22,450
	Provision of reserve outstanding claims	3,625	175
	Provision of liability reserve	—	21,185
	Provision of reserve for interest on dividend to policyholders	1,070	1,089
	Expenses for asset management	79,734	94,480
	Interest expenses	2,166	2,165
	Investment loss on money trust	430	13,226
	Loss on sale of marketable securities	37,295	36,175
	Write-down of marketable securities	1,751	5,101
	Redemption loss on securities	260	49
	Expense for derivative products	26,117	26,401
	Foreign exchange loss	—	68
	Amortization of loans	132	1,144
	Depreciation expense of real estate for rental use, etc.	2,545	2,659
	Other	2,848	2,849
	Loss on management of special account assets	6,184	4,638
	Operating expense	85,049	82,198
	Other ordinary expenses	35,050	30,249
	Payment for deferred insurance money	23,260	20,280
	Taxes	5,853	5,981
	Depreciation expense	3,772	3,496
	Provision of reserve for retirement benefit	1,537	229
	Other	626	261
	Ordinary Profit	18,167	20,840

(Millions of yen)

	Account item	FY 2001 Amount	FY 2000 Amount
Extraordinary Profit and Loss Section	Extraordinary Income	1,207	15,542
	Profit on disposal of real estate and personal properties	262	3,815
	Reversal of allowance for doubtful accounts	755	11,642
	Other	189	85
	Extraordinary Expenses	9,192	23,839
	Loss on disposal of real estate and personal properties	1,738	12,625
	Amortization of transition difference for retirement benefit	—	8,776
	Provision of reserve for directors' retirement bonus	—	387
	Provision of reserve for price fluctuation	6,929	2,029
	Social welfare business subsidy fund	10	20
	Loss on consolidation of a subsidiary	514	—
	Retained earnings before income taxes	10,181	12,543
	Income and residential taxes-current	661	113
	Income taxes-deferred	△ 1,838	8,096
	Retained earnings for the year	11,358	4,333
	Retained earnings brought forward	25,366	33,304
	Provision of reserve for severance allowance	—	66
	Transfer from social welfare business subsidy fund	10	20
	Unappropriated retained earnings at the end of year	36,734	37,724

<Notes>

1. Revenue from transactions with subsidiaries totaled ¥45 million and expenses for transactions with subsidiaries totaled ¥1,913 million.

2. The major components of the profit on sale of securities were debentures such as government bonds of ¥21,379 million, equities, etc., of ¥26,547 million and foreign securities of ¥18,586 million.

3. The major components of the loss on sale of securities were debentures such as government bonds of ¥4,985 million, equities, etc., of ¥29,685 million and foreign securities of ¥2,602 million.

4. The major component of the write-down of securities was equities, etc., of ¥1,630 million.

5. The investment loss on the money trust included a valuation profit of¥1,354 million.

6. Expenses for derivative products included a write-down of ¥1,598 million.

7. Expenses for retirement benefit totaled ¥3,946 million. The major components were as follows:

a. Service cost	¥1,701 million
b. Interest cost	¥1,021 million
c. Expected return on plan assets	(¥315 million)
d. Amortization of transition difference	0
e. Amortization of actuarial differences	¥1,539 million
f. Amortization of prior service cost	0

7. Details of Ordinary Profit (Base Profit)

(Millions of yen)

		FY 2001	FY 2000
Base profit	A	13,875	13,938
Capital gains		77,762	94,006
Investment profit on money trust		—	—
Investment profit on available-for-sale securities		—	—
Profit on sale of securities		66,517	94,006
Gain on derivative products		—	—
Foreign exchange profit		11,244	—
Other capital gains		—	—
Capital losses		68,492	80,978
Investment loss on money trust		3,326	13,230
Investment loss on available-for-sale securities		—	—
Loss on sale of securities		37,295	36,175
Write-down of securities		1,751	5,101
Loss on derivative products		26,117	26,401
Foreign exchange loss		—	68
Other capital losses		—	—
Capital gains (losses)	B	9,270	13,028
Base profit plus capital gains (losses)	A B	23,145	26,966
Extraordinary income		52,638	—
Reinsurance income		—	—
Reversal of risk reserve		52,638	—
Other		—	—
Extraordinary expenses		57,617	6,126
Reinsurance premiums		—	—
Provision of risk reserve		—	4,981
Provision of allowance for doubtful accounts		—	—
Provision of reserve for specified overseas claims		—	—
Amortization of loans		132	1,144
Other		57,484	—
Extraordinary income and expenses	C	△ 4,978	△ 6,126
Ordinary profit	A B C	18,167	20,840

<Note>

For fiscal 2000, a capital gain of ¥4 million within the investment loss on money trust is not included in the investment loss on the money trust but is included in base profit. For fiscal 2001, an amount of ¥2,896 million within the investment loss on money trust is not included in the investment loss on the money trust but is included in base profit. In addition, the increase in insurance due reserve of ¥57,484 million, which was provided pursuant to the application of a more conservative premium calculation method the insurance contracts being not subject to the standard liability reserve is recorded in "Other (extraordinary expenses)."

8. Proposed Appropriation of Retained Earnings

(Thousand yen)

Account item	FY 2001	FY 2000
	Amount	Amount
Unappropriated retained earning at the end of year	36,734,767	37,724,518
Transfer from voluntary reserve	17,818	489,805
Transfer from reserve for severance allowance	—	489,805
Transfer from reserve for advanced depreciation of real properties	17,818	—
Total	36,752,586	38,214,323
Retained earnings to be appropriated	11,386,020	12,847,758
Reserve for dividend to policyholders	10,855,166	11,101,664
Retained earnings, net	530,854	1,746,093
Reserve for loss compensation	40,000	40,000
Funds interest	—	597,757
Directors' bonus	47,290	53,020
Bonus to directors	34,460	39,120
Bonus to corporate auditors	12,830	13,900
Voluntary reserve	443,564	1,055,315
Reserve for funds interest	343,583	531,340
Social welfare business subsidy fund	14,000	10,000
Reserve for advanced depreciation of real properties	85,981	513,974
Retained earnings carried forward	25,366,565	25,366,565

9. Claims According to Debtor Category

Claims, excluding normal claims, for fiscal 2001 amounted to ¥14.2 billion, down ¥2.8 billion from the end of the previous fiscal year. They are covered at the rate of 115.1% with the total of the allowance for doubtful accounts and the estimated collectible amount due to collateral and guarantees.

(Millions of yen)

Category	As of March 31, 2002	As of March 31, 2001
Claims under bankruptcy and virtual bankruptcy, and similar claims ①	885	872
Claims under high risk ②	1,133	1,291
Claims under close observation ③	12,269	14,939
Subtotal ①②③	14,288	17,102
Normal claims ④	2,308,091	2,406,283
Total ①②③④	2,322,379	2,423,386

Notes:

1. Claims under bankruptcy and virtual bankruptcy and similar claims mean the claims to the debtors who have become bankrupt under the bankruptcy, corporate reorganization or rehabilitation procedures, as well as those to quasi-debtors.
2. Claims under high risk mean the claims for which the contractual collection of principal and interest is unlikely on the loans due to the worsened financial situation and management performance although they are not yet bankrupt.
3. Claims under close observation correspond to loans in arrears of more than three months and loans with alleviated lending conditions. Loans in arrears of more than three months mean the loans for which the principal or interest payment has been delayed for more than three months from the next day of the contractual date of payment as the initial date of computation (excluding the claims set forth in Notes 1. and 2. above). Loans with alleviated lending conditions mean loans on which any arrangement advantageous to debtors such as the reduction or exemption of interest rates, the postponement of interest payment, the postponement of principal payment or the abandonment of claims has been made for the purpose of promoting debtors' business restoration or supporting them (excluding the claims set forth in Notes 1. and 2. above and the loans in arrears of more than three months).
4. Normal claims mean claims with no special problems on the financial conditions and management performance of the debtors, which are classified other than the claims set forth in Notes 1. to 3. above.

10. Risk-monitored Loans

Risk-monitored loans are not always uncollectible for the whole amounts as they are disclosed in the amounts before the coverage by collateral or guarantees is deducted regardless of their loan recovery possibilities.
The Company carefully examines every loan case, and takes appropriate measures to protect accounts receivable and loans on a case-by-case basis. These preservation efforts resulted in a preservation ratio of 115.1% as of March 31, 2002, including collateral for risk-monitored loans. This means sufficient preservation measures are taken against risk-monitored loans.

(Millions of yen,%)

Category	As of March 31, 2002	As of March 31, 2001
Loans to bankrupt debtors ①	89	6
Loans in arrears ②	1,915	2,280
Loans in arrears of more than three months ③	6,504	5,750
Loans with alleviated lending conditions ④	5,764	9,106
Total ①②③④	14,274	17,144
(Ratio to outstanding loans)	(0.62)	(0.71)
(Ratio to total assets)	(0.21)	(0.24)

Notes:
1. As for claims with collateral/guarantees to bankrupt debtors and virtually bankrupt debtors, the claims are directly reduced in value by the remaining amounts after deducting the appraised values on the loan collateral and the anticipated collectible amounts by guarantees. Such directly reduced anticipated uncollectible amounts were ¥823 million for loans to bankrupt debtors and ¥683 million for loans in arrears for fiscal 2001, and ¥28 million for loans to bankrupt debtors and ¥1,525 million for loans in arrears for fiscal 2000.
2. Loans to bankrupt debtors mean loans to debtors legally in bankruptcy status because the procedures under the Corporate Reorganization Law, the Civil Rehabilitation Law, the Bankruptcy Law or the Commercial Code have been filed, debtors who have accepted the disposition by the suspension of business at the clearinghouse or debtors against whom legal proceedings similar to the above cases have been filed in accordance with any foreign law, of all the loans on which accrued interest has been left unrecorded ("loans with unrecorded accrued interest") because the recovery or repayment of principal/interest is deemed unlikely due to a long-delayed payment of principal or interest for a certain period or any other reasons.
3. Loans in arrears mean loans with unrecorded accrued interest other than those for which a grace period is given for interest payment for the purpose of promoting debtors' business restoration or supporting loans to bankrupt debtors or the debtors.
4. Loans in arrears of more than three months mean loans for which the principal or interest payment has been delayed for more than three months from the next day of the contractual date of payment as the initial date of computation, and which do not fall under loans to bankrupt debtors or loans in arrears.
5. Loans with alleviated lending conditions mean loans for which any arrangement advantageous to debtors such as the reduction or exemption of interest rates, the postponement of interest payment, the postponement of principal payment or the abandonment of claims has been made for the purpose of promoting debtors' business restoration or supporting them and which do not fall under loans to bankrupt debtors, loans in arrears or loans in arrears of more than three months.

【Reference: Preservation ratio】

(Millions of yen, %)

Category		As of March 31, 2002	As of March 31, 2001
Risk-monitored loans outstanding	(a)	14,274	17,144
Total allowance for doubtful accounts	(b)	5,786	6,542
Preserved amount due to collaterals, etc.	(c)	10,650	12,549
Preservation ratio	[(b)+(c)/(a)]	115.1	111.4

Note: The preserved amount due to collateral, etc., represents the amounts for which recovery is expected due to such measures as collateral and guarantees.

11. Solvency Margin Ratio

(Millions of yen)

Item	As of March 31, 2002	As of March 31, 2001
Total solvency margin amount	586,439	766,277
Total shareholders' equity	132,220	156,459
Reserve for price fluctuation	54,911	47,981
Risk reserve	53,710	106,349
Allowance for ordinary doubtful accounts	4,581	6,447
Unrealized gains on other securities x 90% (100% if evaluation difference is negative)	42,898	212,232
Unrealized gain (loss) for land x 85% (100% if evaluation difference is negative)	△ 9	△ 22,886
Liability financing means, etc.	85,000	85,000
Deductible items	△ 10,000	–
Others	223,128	174,694
Total of risks $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$ (B)	152,566	189,950
Equivalence to insurance risk R1	32,255	31,031
Equivalence to the assumed interest rate risk R_2	35,416	46,492
Equivalence to asset management risk R_3	110,062	136,565
Equivalence to business management risk R_4	3,554	4,281
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$	768.8 %	806.8 %

Notes:
1. The figures in the table above are calculated under Articles 86, 87, 161, 162 and 190 of the Enforcement Regulations Concerning the Insurance Busine and Ministerial Announcement No. 50, 1996, Ministry of Finance.
2. Total shareholders' equity represents the amount of "Shareholders' Equity" in the balance sheet, net of the estimated efflux out of the Company and unrealized gains.
3. The deductible item represents the investment, etc., in T&D FINANCIAL LIFE INSURANCE COMPANY.

<Solvency Margin Ratio>

- Life insurance companies can treat various risks within the range they usually predict as they have a provision for a liability reserve fo possible future payments such as insurance benefits. However, a life insurance company must maintain a sufficient solvency margin to allow for any risk beyond ordinary predictions such as a large earthquake or a stock market debacle
- The solvency margin ratio is calculated under the related provisions of the Insurance Business Law as a useful index that indicates the rate of the "Total solvency margin amount" ((A) in the above table) composed of the funds, reserves, etc., held by an insurance company to the "Total of risks" amount ((B) in the above table), which means the "risk beyond ordinary predictions."
- The "risk beyond ordinary predictions" is the total of the following risks

1) Insurance risk: The risk that would rapidly increase the payment of insurance benefits as a result of the occurrence, for example of a large earthquake.
2) Assumed interest rate risk: The risk of a difficult situation in which the yield on asset management becomes lower than that of the assumed interest rate due to a worsened investment environment
3) Asset management risk: The risk of a considerable decline in asset value due to a stock market debacle, and the risk of rapidly increasing bad debts due to the bankruptcy of corporations to whom the insurance company has loans outstanding
4) Business management risk: The risk that may possibly happen beyond the ordinary predictions in the course of performing business affairs.

- The "Total solvency margin amount" means the aggregate of shareholders' equity such as funds, the reserve for price fluctuation, the risk reserve and a portion of unrealized gains on other securities and unrealized gain (loss) for land, etc
- The solvency margin ratio is an objective indicator that is carefully checked by the administrative authorities when they oversee and monitor insurance companies. A ratio above 200% is deemed "to be an adequate level of solvency margin for insurance benefits and other payments."

ss Law,

12. Current status of special accounts for fiscal 2001

(1) Balance of special account assets

(Millions of yen)

Category	As of March 31, 2002	As of March 31, 2001
	Amount	Amount
Individual variable-rate insurance policies	14,947	16,287
Group annuity insurance policies	68,384	82,649
Total special accounts	83,332	98,936

(2) Individual variable-rate insurance policies (in special account)

①Value of insurance in force

(Number of contracts, Millions of yen)

Category	As of March 31, 2002		As of March 31, 2001	
	Number of contracts	Amount	Number of contracts	Amount
Variable-rate insurance (fixed term type)	445	496	478	530
Variable-rate insurance (whole life type)	569	2,004	580	2,019
Total	1,014	2,500	1,058	2,550

②Breakdown of individual variable-rate insurance assets in special account

(Millions of yen, %)

Category	As of March 31, 2002		As of March 31, 2001	
	Amount	Composition ratio	Amount	Composition ratio
Cash and deposits, call loans	186	1.2	553	3.4
Securities	14,489	96.9	15,446	94.8
Bonds and debentures	5,038	33.7	4,508	27.7
Equities	5,374	36.0	6,991	42.9
Foreign securities	4,076	27.3	3,946	24.2
Bonds and debentures	1,499	10.0	1,265	7.8
Equities, etc.	2,576	17.2	2,680	16.5
Other securities	-	-	-	-
Loans	200	1.3	200	1.2
Other	71	0.5	87	0.5
Allowance for doubtful accounts	△ 0	△ 0.0	△ 0	△ 0.0
Total	14,947	100.0	16,287	100.0

③Management balance of individual variable-rate insurance policies (special account)

(Millions of yen)

Category	As of March 31, 2002	As of March 31, 2001
	Amount	Amount
Interest and dividend income	295	323
Profit on sale of securities	246	652
Redemption profit of securities	-	-
Profit on valuation of securities	1,109	381
Foreign exchange profit	2	-
Income from derivative products	-	-
Other gains	8	0
Loss on sale of securities	1,598	1,365
Redemption loss of securities	-	-
Write-down of securities	1,318	675
Foreign exchange loss	3	0
Expense for derivative products	-	63
Other losses	0	1
Management balance	△ 1,258	△ 748

13. Taiyo Life and Consolidated Accounts

(1) Major Business Indicators

(In Millions of Yen)

Item	Consolidated Fiscal 2001 [April 1, 2001 to March 31, 2002]	Consolidated Fiscal 2000 [April 1, 2000 to March 31, 2001]	Consolidated Fiscal 1999 [April 1, 1999 to March 31, 2000]
Ordinary Revenue	1,603,506	1,398,352	1,485,511
Ordinary Profit	18,030	21,860	22,546
Surplus	11,642	5,576	21,453
Total Assets	6,855,318	7,376,053	7,104,738

(2) Scope of Consolidation and Equity Method

No. of consolidated subsidiaries and companies	7
No. of non-consolidated subsidiaries and companies subject to the equity method	0
No. of affiliated companies subject to the equity method	4

(3) Consolidated Balance Sheet

(In Millions of Yen)

Account Item	Consolidated Fiscal 2001 (as of March 31, 2002)	Consolidated Fiscal 2000 (as of March 31, 2001)	Account Item	Consolidated Fiscal 2001 (as of March 31, 2002)	Consolidated Fiscal 2000 (as of March 31, 2001)
	Amount	Amount		Amount	Amount
(Assets)			(Liabilities)		
Cash and deposits	53,508	123,569	Policy reserve	6,455,343	6,825,106
Call loans	101,580	174,400	Reserve for outstanding claims	22,458	21,500
Monetary claims bought	54,995	129,912	Liability reserves	6,358,848	6,723,201
Money held in trust	95,933	92,819	Reserve for dividends to policyholders	74,036	80,404
Marketable securities	3,884,267	4,119,452	Reinsurance accounts payable	24	295
Loans receivable	2,290,537	2,391,975	Other liabilities	139,372	144,590
Real estate and personal properties	192,004	230,675	Reserve for retirement benefit	25,073	24,715
Agency accounts receivable	-	395	Reserve for directors' retirement benefit	491	593
Reinsurance accounts receivable	1	443	Reserve for price fluctuation	54,911	48,004
Other assets	109,617	115,331	Deferred tax liabilities	150	3,838
Deferred tax assets	66,792	3,792	Total Liabilities	6,675,367	74,047,144
Deferred tax assets related to revaluation	11,956	-			
Allowance for doubtful debts	-5,876	-6,713			
			(Minority Interests)		
			Minority Interests	2,103	5,525
			(Shareholders' Equity)		
			Funds	24,000	27,000
			Revaluation reserve	13	13
			Fund contingency reserve	7,000	4,000
			Net gain on revaluation	-21,163	-
			Consolidated surplus	137,787	142,346
			Net gain on valuation	30,264	150,685
			Equity adjustment from foreign currency translation	-54	-662
			Total Shareholders' Equity	177,847	323,383
Total Assets	6,855,318	7,376,053	Total Liabilities, Minority Interests and Shareholders' Equity	6,855,318	7,376,053

(4) Consolidated Statement of Income

(In Millions of Yen)

Section	Account Item	Consolidated Fiscal 2001 [April 1, 2001 to March 31, 2002] Amount	Consolidated Fiscal 2000 [April 1, 2000 to March 31, 2001] Amount
Ordinary Profit and Loss Section	Ordinary revenue	1,603,506	1,398,460
	Premiums and other revenue	1,019,041	1,097,372
	Profit on investments	244,247	266,057
	Interest and dividend income	162,688	171,400
	Profit on sale of marketable securities	66,529	93,964
	Foreign exchange profit	11,243	-
	Other	3,785	692
	Other ordinary revenue	339,867	35,030
	Reversal of liability reserves	287,124	-
	Other	52,743	35,030
	Profit on investment by the equity method	350	-
	Ordinary expenses	1,585,475	1,376,600
	Insurance claims and other payments	1,368,304	1,136,968
	Insurance claims	917,359	668,123
	Annuity	74,514	63,866
	Benefits	121,200	105,788
	Cash surrender value	225,199	276,546
	Other refunds	30,030	22,644
	Transfer from liability reserve and others	4,696	22,450
	Transfer from reserve for outstanding claims	3,625	175
	Transfer from liability reserve	-	21,185
	Transfer from interest on reserve for dividend to policyholders	1,070	1,089
	Expenses for investments	81,008	95,440
	Interest expenses	1,986	2,021
	Investment loss on money trust	430	13,226
	Loss on sales of marketable securities	37,298	36,175
	Loss on valuation of marketable securities	3,174	5,992
	Redemption loss on marketable securities	260	49
	Expenses for derivative products	26,117	26,401
	Foreign exchange loss	-	65
	Amortization of loans	161	1,317
	Depreciation of real estate for leasing, etc.	2,545	2,659
	Other	2,848	2,891
	Loss on management of special account assets	6,184	4,638
	Operating expenses	84,869	82,180
	Other ordinary expenses	46,597	39,451
	Investment loss by the equity method	-	108
	Ordinary Income	18,030	21,860
Extraordinary Profit and Loss Section	Extraordinary income	1,448	15,553
	Profit on disposal of real estate and personal properties	405	3,815
	Reversal of allowance for doubtful accounts	672	11,643
	Other extraordinary income	370	95
	Extraordinary loss	9,111	23,841
	Loss on disposal of real estate and personal properties	1,929	12,627
	Amortization of transition difference for retirement benefit	-	8,776
	Transfer from reserve for directors' retirement benefit	-	387
	Transfer from reserve for price fluctuation	6,929	2,029
	Other extraordinary loss	252	20
	Surplus before taxes	10,367	13,573
	Provision for taxes	1,452	570
	Tax adjustment account	-2,440	8,002
	Loss for minority shareholders	287	575
	Surplus	11,642	5,576

(5) Consolidated Statement of Cash Flows

(In Millions of Yen)

Account Item	Consolidated Fiscal 2001 (April 1, 2001 to March 31, 2002) Amount	Consolidated Fiscal 2000 (April 1, 2000 to March 31, 2001) Amount
I Cash Flows from Operating Activities		
Surplus before taxes	10,367	13,573
Depreciation of leasehold estate	2,545	2,659
Depreciation and amortization	3,753	3,459
Amortization of consolidated goodwill	-1	-1,156
Increase in reserve for outstanding claims	3,625	175
Increase in policy reserve	-287,124	21,185
Reserve for dividends to policyholders	1,070	1,089
Increase in allowance for doubtful accounts	-671	-12,007
Increase in reserve for retirement benefit	1,497	8,972
Increase in reserve for price fluctuation	6,929	2,029
Interest and dividend income	-162,688	-171,400
Securities-related profit and loss	7,119	-7,491
Interest expenses	1,986	2,021
Foreign exchange profit or loss	-11,243	65
Profit or loss related to real estate and personal properties	1,524	8,811
Investment profit on equity method	-350	108
Increase in agency accounts receivable	96	-80
Increase in reinsurance accounts receivable	37	-29
Increase in other assets (excluding those related to investing and financing activities)	-3,574	-5,621
Increase in reinsurance accounts payable	0	13
Increase in other liabilities (excluding those related to investing and financing activities)	-788	-687
Other	-111	421
Sub-Total	-426,000	-133,886
Interest and dividend income received	163,822	170,813
Interest paid	-1,986	-2,021
Dividends to policyholders	-18,540	-23,439
Income taxes paid	-1,246	-5,071
Net cash provided by operating activities	-283,952	6,394
II Cash Flows from Investing Activities		
Net increase in deposits and savings	1,168	3
Payments for acquisition of monetary claims bought	-160,988	-349,777
Proceeds from sale or redemption of monetary claims bought	235,896	230,352
Payments for increase in money in trust	-32,206	-46,711
Proceeds from decrease in money in trust	22,750	42,440
Payment for acquisition of marketable securities	-2,857,264	-2,880,709
Proceeds from sale or redemption of marketable securities	2,881,376	2,960,547
Payments for loans made	-532,432	-678,432
Proceeds from collection of loans	634,446	741,970
Other	-24,519	-23,350
II A Sub—Total	168,226	-3,667
(I + II A)	(-115,726)	(2,727)
Payments for acquisition of real estate and personal properties	-7,832	-8,438
Proceeds from sale of real estate and personal properties	4,477	8,736
Payments for acquisition of subsidiary stock accompanying a change in scope of consolidation	-	15,734
Proceeds from sale of subsidiary stocks accompanying a change in scope of consolidation	-	-35
Net cash used in investing activities	164,870	12,330
III Cash Flows from Financing Activities		
Proceeds from issuance of debt payable	7,000	5,731
Repayments for debt payable	-4,535	-8,171
Payment for redemption of capital funds	-3,000	-3,000
Fund interest paid	-597	-667
Other	-12	-13
Net cash used in financing activities	-1,145	-6,120
IV Effects of currency translation on Cash and Cash Equivalents	65	495
V Net increase (decrease) in Cash and Cash Equivalents	-120,162	13,099
VI Cash and Cash Equivalents at the beginning of year	295,891	282,792
VII Net decrease in Cash and Cash Equivalents due to exclusion from the scope of consolidation	-21,550	-
VIII Cash & Cash Equivalents at the end of year	154,178	295,891

(Note 1) The item II A refers to cash flows generated from asset management activities.

(Note 2) *The item (I + II A) represents the total of cash flows from operating activities and those from asset management activities.*

(Note 3) Scope of consolidation for Cash & Cash Equivalents

	Consolidated Fiscal 2001	Consolidated Fiscal 2000
• "Cash & deposits" account in the Consolidated Balance Sheet	53,508	123,569
• Term deposits included in the account item above for which depositing period exceeds three months	-910	-2,078
• "Call loans" in the Consolidated Balance Sheet	101,580	174,400
Cash and Cash Equivalent	154,178	295,891

(6) Consolidated Statement of Surplus

(In Millions of Yen)

Account Item	Consolidated Fiscal 2001 [April 1, 2001 to March 31, 2002]	Consolidated Fiscal 2000 [April 1, 2000 to March 31, 2001]
	Amount	Amount
Balance of consolidated surplus at beginning of term	142,346	137,046
Increase in consolidated surplus	893	20,198
Reversal of reserve for dividends to policy holders directly credited to surplus	-	20,198
Increase in consolidated surplus due to decreased number of consolidated subsidiaries	166	-
Increase in consolidated surplus due to increases number of companies subject to the equity method	726	-
Decrease in consolidated surplus	17,095	20,473
Reserve for dividends to policyholders	11,101	16,638
Transfer to reserve for redemption of capital fund	3,000	3,000
Interest on funds	597	667
Bonus for directors	63	68
Decrease in consolidated surplus due to decreased number of consolidated subsidiaries	2,331	97
Surplus	11,642	5,576
Balance of consolidated surplus at end of term	137,787	142,346

Accounting Policies for the Consolidated Financial Statement

1. The scope of consolidation

(1) Consolidated subsidiaries: seven companies

Taiyo Life International (U.K.) Ltd.	Taiyo Life Career Staff Co., Ltd.
T&D Confirm Ltd.	Taiyo Life Office Support Co., Ltd.
Toyo Insurance Agency Co., Ltd.	Taiyo Credit Guarantee Co., Ltd.
Taiyo Life Lease Ltd.	

Two companies that were consolidated subsidiaries up to the end of the preceding consolidated financial year have been excluded from the consolidated financial statement for the year under review. Toyo Kosan Co., Ltd. has been excluded due to changes in its shareholder base, and Taiyo Life Realty of America Inc. has been excluded as a result of corporate liquidation. In addition, two companies changed in status from consolidated subsidiaries to consolidated affiliates that are to be accounted for with the equity method. They are Taiyo Fire and Marine Insurance Co., Ltd., in which the Company lost a real controlling stake due to the removal a shareholder, Toyo Kosan Co., Ltd., from the list of consolidated companies; and Taiyo Information Industry Ltd., due to a capital increase and a resulting decrease in the Company's holdings of voting stock in that company. Also, Taiyo Information Industry Ltd. has changed its corporate name to T&D Information Systems Ltd.

(2) Non-consolidated subsidiaries: none

2. Application of the equity method

(1) Non-consolidated subsidiaries accounted for under the equity method: none

(2) Affiliates accounted for under the equity method: four companies

T&D Taiyo Daido Asset Management Co., Ltd.	Taiyo Fire and Marine Insurance Co., Ltd.
T&D Information Systems Ltd.	T&D Financial Life Insurance Co., Ltd.

T&D Financial Life Insurance Co., Ltd. became an affiliated company under the equity method from the financial year under review, due to new stock acquisitions.

(3) Non-consolidated subsidiaries and affiliates that are not accounted for with the equity method: five companies

Individually and in aggregate terms, the non-consolidated affiliates T&D Investment Consulting (USA) Inc., T&D Asset Management Cayman Co., Ltd., Sinopia T&D Asset Management Co., Ltd., T&D Informatiion System Service Co., Ltd, and T&D Premium Collection Service Co., Ltd. did not have a significant influence on consolidated income or surplus at the end of the year. As a result, they are not accounted for under the equity method.

3. The accounting year for consolidated subsidiaries and subordinate entities

The accounting year for consolidated foreign subsidiaries ends on December 31. Data in their financial statements as of that date are utilized for preparation of the consolidated financial statement, with adjustments made as necessary to reflect important transactions that take place between that date and the end of the consolidated accounting year.

4. The valuation of consolidated subsidiary and subordinate entity assets and liabilities

Consolidated subsidiary and subordinate entity assets and liabilities are valued entirely on the basis of the fair value method.

5. Depreciation arising from consolidation

As it is insignificant, depreciation adjustment arising from consolidation is charged or credited to income in the year in which it is incurred.

6. Treatment or appropriation of surplus

Consolidated statements of surplus are prepared in accordance with the appropriation of surplus approved during the consolidated accounting year.

Notes to the Consolidated Financial Statements

1. Securities (including cash and deposits or purchase claims that are treated as securities as well as securities allocated as assets to monetary trusts) are valued as follows. Securities held for trading purposes are assessed at market value (utilizing the moving average method for calculation of sales value). Securities to be held until maturity are valued at their amortized cost with the moving average method (straight-line method). Bonds to cover insurance industry reserves in accordance with accounting and audit provisions (in Article 21 of a report by Committee on Audits by Industry, a group within The Japanese Institute of Certified Public Accountants) are also valued at their amortized cost with the moving average method (straight-line method). Stocks in subsidiaries and affiliates (including shares issued by affiliates and non-subsidiaries of subordinate entities in accordance with provisions in Article 2, Paragraph 12 of the Insurance Business Law and Article 2.2, Paragraph 2 of the Statute for Implementation of the Insurance Business Law) are valued on the basis of the cost method. Among other marketable securities, stocks as well as foreign stocks included in foreign securities are assessed at market value (utilizing the moving average method for calculation of sales value based on market price averages for March); other marketable securities are assessed at market value (utilizing the moving average method for calculation of sales value) based on market value at the end of March. Of those securities without market value, public and corporate bonds (including foreign bonds) that have an acquisition value equivalent to interest rate differentials are assessed at amortized cost with the moving average method (straight-line method), while other securities are assessed at acquisition cost using the moving average method.

   Differences in the assessed value of other securities are accounted for in total with the direct capital inclusion method.

   In the accounting year under review, the Company began transferring the value of securities held-to-maturity and other securities to bonds issued to cover insurance industry reserve obligations in accordance with accounting and audit provisions (in Article 21 of a report by Committee on Audit by Industry, a group within The Japanese Institute of Certified Public Accountants). This reduced the consolidated asset and capital balances by 3,422 million yen, each, but had no effect on the profit and loss statement.

2. Derivative transactions are assessed at fair market value.

3. In accordance with the Law Concerning Land Revaluation (Law 34, issued March 31, 1998), the Company reassessed the value of its commercial land holdings and treated the tax differential due to reassessed value as a deferred tax asset component of the assets section. The amount after deduction of this differential was added to the capital section as a "revaluation differential."

   Revaluation date: March 31, 2002

   Revaluation method prescribed by Article 3, Paragraph 3 of the above law

   Land values were computed after proper adjustment, in accordance with standard land listed values based on Article 2, Clause 1 of the Ordinance Implementing the Law Concerning Land Revaluation (Public Ordinance 119, issued March 31, 1998), standard reference land values prescribed by Article 2 of that ordinance, and appraised land values computed by certified real estate appraisers in accordance with Article 5 of said ordinance.

4. Depreciation of real estate and movables (excluding buildings acquired on and after April 1, 1998) is computed with the declining balance method. Buildings acquired on or after April 1, 1998 are depreciated based on the straight-line method.

5. Foreign denominated assets and liabilities (excluding stocks and other securities held by subsidiaries and affiliates) are valued in yen at the exchange rates in effect on the last day of the accounting year. Shares in subsidiaries and affiliates are expressed in yen at the exchange rates in effect at the time of acquisition. Other securities are valued in yen using average exchange rates for the month of March.

6. Reserves for losses from doubtful accounts are computed as follows, in accordance with internal asset valuation standards and provisions for write-downs.

   Allowances for outstanding balances on claims against borrowers who are bankrupt, in a state of civil rehabilitation, or otherwise legally bankrupt ("bankrupt borrowers" hereafter) and against borrowers who are bankrupt in principle ("de facto bankrupt borrowers" hereafter) are computed by deducting amounts estimated to be collectible from the liquidation of collateral and through execution of guarantees, after direct reduction of an estimated uncollectible amount, as described below. In addition, necessary allowances for outstanding claims against borrowers who are not yet bankrupt but in danger of failure ("borrowers at risk" hereafter) are computed by deducting the amounts estimated to be collectible from the liquidation of collateral and execution of guarantees from the claim total, and comprehensively gauging the borrower's solvency or ability to pay.

   Allowances for claims against borrowers in categories other than those described above are calculated by multiplying claim totals by a loss ratio that is based on losses recorded over a specified period in the past.

All claims are assessed by relevant departments in accordance with Company asset valuation regulations. Their assessments are audited by an independent credit assessment department, and the outcomes are reflected in the calculation of allowances for doubtful accounts.

With regard to claims against bankrupt and de facto bankrupt borrowers, amounts remaining after deduction of the appraised value of collateral assets and sums deemed collectible through the execution of guarantees are considered to be uncollectible. These amounts are directly deducted from the outstanding claims. For the year ended March 31, 2002, they totaled 1,713 million yen.

7. Reserves for retirement benefits to employees are calculated on the basis of projected benefit obligations at the end of the accounting year, in accordance with accounting standards for retirement benefits (Opinion Concerning Establishment of Accounting Standard for Retirement Benefits," the Business Accounting Deliberation Council, June 16, 1998).

8. Reserves for the payment of retirement bonuses to Company directors are based on provisions in Article 287.2 of the Commercial Law. To build these reserves, the Company computes required year-end retirement bonus payments in line with internal regulations.

9. Parent Company reserves for price fluctuations are calculated in accordance with provisions in Article 115 of the Insurance Business Law.

10. Finance leases under which ownership of the property is not transferred to the lessee are accounted for in accordance with accounting principles applicable to operating leases.

11. In accordance with the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments," (the Business Accounting Deliberation Council, January 22, 1999), special deferred hedge and interest rate swap accounting procedures are utilized as a hedge against the cash flow risk on loans, and market hedges are utilized to offset the interest rate risk on foreign denominated securities.

    Assessments of hedge duration are primarily based on comparative analyses of hedge targets and fluctuations in the cash flow associated with hedge instruments.

12. Consumption and municipal consumption taxes are handled by pretax accounting methods. Deferrable consumption taxes are amortized at a five-year uniform rate as prescribed by the tax laws, while non-deferrable consumption taxes are treated as costs accruing in the accounting year they arise.

13. Policy reserves for the Company are provided in accordance with Article 116 of the Insurance Business Law, and are computed for insurance premium payments with the following methods:
    (1) The method prescribed by the Financial Services Agency Director-General (in accordance with Ministry of Finance Ordinance 48 of 1996) applies to policies that are covered by the standard reserve,
    (2) The net level premium reserve method applies to policies not covered by the standard reserve.

14. Software for internal Company use is included among "other assets" and is amortized with the straight-line method over the length of its estimated service life.

15. Loans to bankrupt borrowers, overdue loans, loans overdue for at least 3 months, and restructured loans together totaled 14,369 million yen. They are broken down as follows.

    Loans to bankrupt borrowers amounted to 90 million yen and overdue loans amounted to 2,009 million yen. The direct reduction as outlined above for estimated uncollectible amounts was 830 million yen for loans to bankrupt borrowers and 841 million yen for overdue loans.

    In this case, loans to bankrupt borrowers are loans that have been overdue for some time or that, for other reasons, it is deemed the principal and/or interest is not collectible or recoverable; on which unpaid interest has not accrued (Excludes loan components already written off. Hereafter referred to as loans on which unpaid interest has not accrued.); and that are subject to conditions described in Article 96 Paragraph 1, Clauses 3 (sections a. through e.) or 4 of the Law for Implementation of the Corporation Tax (enacted by Ordinance No. 97 in 1965).

    Overdue loans are loans on which unpaid interest has accrued but are not loans subject to interest payment deferment as a means of helping bankrupt or delinquent borrowers restructure their operations.

    Loans overdue for at least three months totaled 6,504 million yen.

    These are loans on which payments of principal and/or interest that have been overdue for at least three months from the day following their contract due date, and do not fall within the same category as loans to bankrupt borrowers or other overdue loans.

    Restructured loans totaled 5,764 million yen.

Restructured loans are designed to assist borrowers with efforts in business restructuring, and include interest payment reductions, exemptions, or deferral, deferral of payments on loan principal, loan forgiveness, and other terms and conditions beneficial to the borrower. They do not fall in the same category as loans to bankrupt borrowers, overdue loans, or loans overdue for at least three months.

16. Cumulative depreciation of real estate and movable assets totaled 88,615 million yen.

17. The value of assets in the special account totaled 83,332 million yen. Liabilities were valued at an equivalent amount.

18. Computers under lease contract are another important movable asset in addition to the movable assets included in the consolidated balance sheet.

19. Changes in reserves for dividends to policyholders are as follows:

Balance at end of preceding fiscal year	80,404 million yen
Transfer to reserves from surplus of preceding fiscal year	11,101 million yen
Policyholder dividends paid in the fiscal year under review	18,540 million yen
Increase through interest, etc.	1,070 million yen
Balance at end of fiscal year under review	74,036 million yen

20. The Company's retirement benefit obligations are detailed below:

(1) Retirement Benefit Obligations

i.	Retirement benefit obligations	- 34,005 million yen
ii.	Pension assets	8,742 million yen
iii.	Retirement benefit obligations (i + ii)	- 25,262 million yen
iv.	Unrecognized amount of transition difference arising from adoption of new accounting standards	- million yen
v.	Unrecognized amount of actuarial differences	243 million yen
vi.	Unrecognized amount of past service obligations	- million yen
vii.	Amount on Balance sheet (iii + iv + v + vi)	- 25,018 million yen
viii.	Prepaid pension costs	- million yen
ix.	Provision for retirement benefits (vii + viii)	- 25,018 million yen

Note that some subsidiaries have utilized the simplified method for calculation of their retirement benefit obligations. Under the simplified method, 54 million yen in addition to the above is included in the reserve for payment of retirement benefits.

(2) Criteria for calculation of the Company's retirement benefit obligations

i.	Allocation method for projected retirement benefits	Term fixed standard
ii.	Discount rate	3.0%
iii.	Expected rate of return	3.5%
iv.	Transition time difference arising from adoption of new accounting standards	1 year
v.	Years over which actuarial differences are allocated	1 year
vi.	Years over which past service obligations are allocated	1 year

21. Deferred tax assets and liabilities totaled 85,518 million yen and 18,748 million yen, respectively.

Following are the key components from which deferred tax assets arose: insurance policy reserves totaling 53,063 million yen, retirement benefit reserves totaling 7,646 million yen, and price fluctuation reserves totaling 19,822 million yen. Valuation differences totaling 17,206 million yen were the key component from which deferred tax liabilities arose.

The legally effective tax rate for the Company was 36.1 percent for the year under review. The corporate tax rate burden after the statutory effective tax rate and tax effect accounting resulted in a differential of -11.6 percent. The main components behind this differential were the policyholder reserve (-38.5 percent), fund interest (-2.0 percent), and tax returns (-4.5 percent) deriving from foreign tax deductions and other factors.

22. Assets provided in the form of collateral totaled 138,910 million yen. Collateral-backed obligations totaled 490 million yen.

Notes to the Consolidated Statement of Profit and Loss

1. The Company's retirement benefit costs totaled 3,946 million yen. That total is broken down as follows:

i.	Service costs	1,701 million yen
ii.	Interest costs	1,021 million yen
iii.	Expected income	- 315 million yen
iv.	Transition difference arising from adoption of new accounting standards	- million yen
v.	Allocated actuarial differences	1,539 million yen
vi.	Allocated past service obligations	- million yen

(7) Status of Risk-Managed Credits

(In Millions of Yen, %)

Category	Consolidated Fiscal 2001 (as of March 31, 2002)	Consolidated Fiscal 2000 (as of March 31, 2001)
Credits to bankrupt debtors (a)	90	35
Delinquent credits (b)	2,009	2,660
Credits delinquent for three months or long	6,504	5,750
Credits with relaxed terms and conditions	5,764	9,206
Total (a) + (b) + (c) + (d)	14,369	17,652
(Percentage of total loan receivables outstanding)	(0.6)	(0.7)

(Notes) 1. With respect to secured and guaranteed credits to bankrupt or effectively bankrupt debtors, the amounts remaining after deduction of the amounts expected to be collected through disposal of collateral or execution of guarantees from the balance of loan receivables are established as uncollectible credits and are deducted from the balance of loan receivables. In Fiscal Year 2001, these uncollectible credits amounted to 830 million yen in the credits to bankrupt debtors category and 841 million yen in the delinquent credits category. In Fiscal Year 2000, the uncollectible credits in these two categories amounted to 482 million and 1,863 million yen, respectively.

2. Credits to bankrupt debtors represent, with respect to the loan receivables for which unearned interest was not appropriated for the reason that principal or interest was considered uncollectible ("loans without appropriation of unearned interest"), those portions whose debtors went legally bankrupt through filing of actions under the Corporate Rehabilitation Law, the Civil Arrangement Law, the Bankruptcy Law, the Commercial Code, etc., or were prohibited to transact through the clearing house, or were subjected to similar bankruptcy proceedings under foreign jurisdiction.

3. Delinquent credits represent loans without appropriation of unearned interest except those for which payment of interest was pardoned with the aim of recovering the abovementioned credits to bankrupt debtors, rehabilitating or

4. Credits delinquent for three months or longer represent loan receivables, other than those classified as credits to bankrupt debtors or delinquent credits, for which repayment of principal or payment of interest remain due for three months or longer from the date immediately following the scheduled due date.

5. Credits with relaxed terms and conditions represent loans, other than those classified as credits to bankrupt debtors, delinquent credits or credits delinquent for three months or longer, for which favorable terms and conditions including lowering of interest rate, deferral or waiver of interest payment or principal repayment, or debt forgiveness were granted with the aim of rehabilitating or supporting the debtors.

(8) Status on Adequacy of the Ability of Subsidiary Insurance Company to Pay Insurance Claims, etc.
(Solvency Margin Ratio)

1. T & D Financial Life Insurance Co., Ltd.

(In Millions of Yen)

Item		End of Fiscal 2001
Aggregate Amount of Solvency Margin	(A)	22,886
Total Shareholders' Equity		10,323
Reserve for price fluctuation		8
Reserve for risks		42
Allowance for doubtful accounts (general)		264
Amount of valuation on other marketable securities x 90% (100% in case of negative value)		112
Latent gains or losses on land x 85% (100% in case of negative value)		209
Means of procurement of liability equity		10,000
Deductions		-
Other		1,925
Aggregate Amount of Risks $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	(B)	4,346
Amount representing insurance risks	R_1	3,912
Amount representing risks relative to assumed rate of interest	R_2	535
Amount representing risks relative to investments	R_3	1,089
Amount representing risks relative to business administration	R_4	110
Solvency Margin Ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1053.0%

(Note) The foregoing is calculated in accordance with the provisions as set forth in Articles 86, 87, 161, 162 and 190 of the Enforcement Regulations of the Insurance Business Law, and Notification No. 50 (1996) of the Ministry of Finance ("Total Shareholders' Equity" above represents "Total Shareholders' Equity" as reported on the balance sheet less the differential amount on valuation of other marketable securities.)

2. Taiyo Fire & Marine Insurance Co., Ltd. (In Millions of Yen)

Item		End of Fiscal 2001	End of Fiscal 2000
Aggregate Amount of Solvency Margin	(A)	11,282	17,292
Total Shareholders' Equity (excluding anticipated amount of outflow, deferred assets and differential amount on valuation of other marketable securities)		6,636	6,662
Reserve for price fluctuation		41	22
Reserve for extraordinary risks		5,670	6,364
Allowance for doubtful accounts (general)		16	37
Differential amount on valuation of other marketable securities (before tax effect deduction)		-1,490	-372
Latent gains or losses on land		-26	132
Means of procurement of liability equity		-	4,000
Deductions		-	-
Other		433	447
Aggregate Amount of Risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4 + R_5$	(B)	3,919	4,433
Insurance risks	(R 1)	680	862
Risks relative to assumed rate of interest	(R 2)	54	77
Risks relative to investments	(R 3)	1,566	1,773
Risks relative to business administration	(R 4)	87	108
Risks relative to large-scale disasters	(R 5)	2,074	2,283
Solvency Margin Ratio $\frac{(A)}{(1/2) X (B)} \times 100$	(C)	575.7%	780.2%

(Note) The foregoing amounts and values are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law, and Notification No. 50 (1996) of the Ministry of Finance.

- Effective April 1, 2002, Taiyo Fire & Marine Insurance Co., Ltd. merged with Nippon Koa Casualty Insurance Co., Ltd. The surviving company is Nippon Koa Casualty Insurance Co., Ltd. Accordingly, Taiyo Fire & Marine Insurance Co., Ltd. will cease to be treated as one of the "Subsidiaries, etc." in the following consolidated fiscal year.

[Solvency Margin Ratio]

- Casualty insurance companies accumulate reserves to meet their payment obligations upon the occurrence of events insured against or for maturity repayments under accumulation plans. At the same time, they need to ensure that an adequate paying ability be maintained even in the events of risks exceeding normal prediction such as large-scale disasters and substantial reductions in the value of assets held by them.
- The Solvency Margin Ratio (Item C of the table above) represents a margin of safety, calculated in pursuant to the provisions of the Insurance Business Law, etc., expressed in terms of the excess of the paying ability of a casualty insurance company comprising its shareholders' equity, reserves, etc. (i.e., "Aggregate Amount of Solvency Margin" as shown as Item C of the table) over and above "Aggregate Amount of Risks" (Item B of the table) representing risks exceeding normal prediction.
- "Risks exceeding normal prediction" means the sum of the following risks:

1. Risks involved in underwriting insurance (ordinary insurance risks):	Risks arising from events insured against occurring at a frequency exceeding normal prediction (excluding risks related to large-scale disasters).
2. Risks involved in assumed rate of interest (risks relative to assumed rate of interest):	Risks arising from the actual yield of investment being lower than the yield assumed at the time of calculating insurance premiums for accumulation plans.
3. Risks involved in investments (investment risks):	Risks arising from fluctuations in the value of marketable securities and other assets held by the insurer in a magnitude exceeding normal prediction
4. Risks involved in business administration (business administration risks):	Risks associated with business operations, other than those identified under 1,2,3 and 5, that may arise in a magnitude exceeding normal prediction.
5. Risks relative to large-scale disasters (large-scale disaster risks):	Risks arising from occurrence of large-scale disasters (such as the Great Earthquake of 1923) with magnitudes exceeding normal prediction.

- "Paying ability of a casualty insurance company comprising its shareholders' equity, reserves, etc." (the aggregate amount of solvency margin) means the sum of the shareholders' equity, reserves (reserve for price fluctuation, reserve for extraordinary risks) and a certain portion of latent gains on marketable securities/land, etc.
- Solvency margin ratio is one of the objective indicators that administrative authorities utilize in supervising insurance companies. The ability of an insurance company to pay insurance claims, etc. would be considered adequate if this ratio is found to be 200% or higher.

(9) Segment Information

In addition to the life insurance business, leasing and other businesses are conducted by the Company and its consolidated subsidiaries. Nevertheless, segment information of such leasing and other businesses is omitted as such businesses represent an insignificant portion of the entire consolidated segment.

June 4, 2002
The Taiyo Mutual Life Insurance Co.

Financial Reports for Fiscal 2001 (Draft)
(Supplementary Data)

A. General Accounts

1. Securities

2. Loans

3. Overseas investments and loans

B. Special Account (variable life insurance for individuals)

C. Total Value for the Company

D. Other Data

A. General Account

1. Marketable Securities

(1) Details of Marketable Securities

(In Millions of Yen, %)

Category		End of Fiscal 2001		End of Fiscal 2000	
		Amount	Percentage	Amount	Percentage
National bonds		1,353,338	35.6	947,685	23.9
Local government bonds		459,914	12.1	601,563	15.2
Corporate bonds		719,378	18.9	1,131,476	28.5
	of which public corporations	264,976	7.0	616,472	15.5
Equities		576,374	15.2	727,215	18.3
Foreign Securities		665,630	17.5	449,103	11.3
	Public and corporate bonds	492,379	12.9	302,043	7.6
	Equities	91,581	2.4	68,060	1.7
	Other	81,670	2.1	78,999	2.0
Other Securities		29,148	0.8	110,831	2.8
Total		3,803,784	100.0	3,967,874	100.0

(2) Details of Marketable Securities by Industrial Sector

(In Millions of Yen, %)

Sector		End of Fiscal 2001		End of Fiscal 2000	
		Amount	Percentage	Amount	Percentage
Manufacturing Sector	Foodstuffs	2,674	0.5	3,358	0.5
	Textile	6,232	1.1	6,412	0.9
	Pulp & paper	3,864	0.7	3,575	0.5
	Chemical	40,177	7.0	45,265	6.2
	Pharmaceutical	4,144	0.7	3,702	0.5
	Petroleum & coal products	626	0.1	653	0.1
	Rubber products	1,430	0.2	984	0.1
	Glass & ceramic products	3,463	0.6	3,688	0.5
	Iron & steel	13,130	2.3	15,599	2.1
	Non-ferrous metal	3,629	0.6	5,691	0.8
	Metal products	161	0.0	98	0.0
	Machinery	40,472	7.0	45,736	6.3
	Electric machinery	52,494	9.1	64,246	8.8
	Transportation equipment	9,283	1.6	10,551	1.5
	Precision equipment	5,060	0.9	5,778	0.8
	Other manufacturing	1,692	0.3	2,316	0.3
	Sub-Total	188,540	32.7	217,658	29.9
Non-Manufacturing Sector	Fishery	-	-	-	-
	Mining	-	-	-	-
	Construction	3,791	0.7	4,821	0.7
	Commerce	19,231	3.3	19,117	2.6
	Finance/insurance	158,727	27.5	253,241	34.8
	Securities	51,398	8.9	59,726	8.2
	Real estate	31,797	5.5	37,440	5.1
	Land transportation	52,195	9.1	56,002	7.7
	Marine/air transportation	1,374	0.2	1,537	0.2
	Warehousing	381	0.1	343	0.0
	Communication	8,194	1.4	12,254	1.7
	Utilities	47,819	8.3	51,041	7.0
	Service	12,921	2.2	14,029	1.9
	Sub-Total	387,834	67.3	509,556	70.1
Total		576,374	100.0	727,215	100.0

(3) Outstanding Marketable Securities by Remaining Term

(In Millions of Yen)

Category	End of Fiscal 2001						
	1 year or less	Over 1 year but 3 years or less	Over 3 years but 5 years or less	Over 5 years but 7 years or less	Over 7 years but 10 years or less	Over 10 years	Total
National bonds	93,201	233,109	90,735	115,039	591,769	229,481	1,353,338
Local government bonds	24,950	193,712	109,152	49,153	80,257	2,687	459,914
Corporate bonds	90,403	215,860	155,818	61,775	171,533	23,986	719,378
Equities						576,374	576,374
Foreign securities	37,984	55,574	110,422	74,467	180,037	207,144	665,630
Public & corporate bonds	37,981	54,491	109,436	72,139	176,326	42,003	492,379
Equities, etc.	3	1,083	985	2,327	3,710	165,141	173,251
Other securities	-	197	12,627	953	6,327	9,041	29,148
Total	246,540	698,455	478,756	301,389	1,029,924	1,048,717	3,803,784

(Note) Marketable securities in the over-10-year category include those without specific terms.

(In Millions of Yen)

Category	End of Fiscal 2000						
	1 year or less	Over 1 year but 3 years or less	Over 3 years but 5 years or less	Over 5 years but 7 years of less	Over 7 years but 10 years or less	Over 10 years	Total
National bonds	50,913	338,628	167,735	32,067	157,886	200,453	947,685
Local government bonds	13,506	114,834	241,366	82,893	147,790	1,171	601,563
Corporate bonds	78,424	257,931	450,603	81,559	257,181	5,774	1,131,476
Equities						727,215	727,215
Foreign securities	63,725	65,516	71,489	32,193	62,203	153,975	449,103
Public & corporate bonds	63,660	61,421	70,520	31,285	44,856	30,298	302,043
Equities, etc.	65	4,094	969	907	17,346	123,676	147,059
Other securities	19,904	3,886	3,750	3,058	834	79,396	110,831
Total	226,474	780,797	934,945	231,773	625,896	1,167,987	3,967,874

(Note) Marketable securities in the over-10-year category include those without specific terms.

(4) Information on Market Value of Derivative Transactions (Sum of transactions subject to hedge accounting and those not subject to hedge accounting)

1. Details of Gains and Losses (Details of transactions subject to hedge accounting and those not subject to hedge accounting)

(In Millions of Yen)

	Interest rate	Currency	Equities	Bonds	Other	Total
Subject to hedge accounting	19,772	-1,653	-	-	-	18,119
Not subject to hedge accounting	-2,246	-708	-	-	-41	-2,996
3	17,526	-2,361	-	-	-41	15,122

(Notes) 1. Of the transactions subject to hedge accounting, gains and losses pertaining to those which are subject to market value hedging (a loss of 1,653 million yen for interest rate transactions) and those pertaining to transactions which are not subject to hedge accounting are appropriated in the Statement of Income.

2. Gains and losses for interest rate transactions include interest receivable on interest rate swap transactions which are subject to hedge accounting.

2. Interest Rate-Related Transactions

(In Millions of Yen)

Category	Type	End of Fiscal 2001				End of Fiscal 2000			
		Contract value, etc.	Portion with maturities exceeding 1 year	Market value	Gains or losses	Contract value, etc.	Portion with maturities exceeding 1 year	Market value	Gains or losses
Exchange market	Interest rate futur								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Interest rate options								
	Short position								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Long position								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
Over- the- Counter market	Forward rate agreements								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Interest rate options								
	Short position								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Long position								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Interest rate swaps								
	Received at fixed rate/paid at variable rate	368,174	330,974	21,278	21,278	364,792	340,932	26,805	26,805
	Paid at fixed rate/received at variable rate	103,000	100,000	-3,752	-3,752	103,000	103,000	-5,088	-5,088
	Received at variable rate/paid at variable rate	-	-	-	-	-	-	-	-
	Other								
	Short position	- (-)	-	-	-	- (-)	-	-	-
	Long position	- (-)	-	-	-	- (-)	-	-	-
Total					17,526				21,716

(Notes) 1. Figures within brackets refer to options contract values as appropriated for reporting on the balance sheet.

2. "Gains and Losses" means the difference between the contract value and market value with respect to futures and forward transactions, the difference between the options contract value and market value with respect to options transactions, and market value with respect to swap transactions.

(Ref.) Assumed Principal Outstandings of Interest Rate Swap by Remaining Term (as of the end of Fiscal 2001) (In Millions of Yen)

	1 year or less	Over 1 year but 3 years or less	Over 3 years but 5 years or less	Over 5 years but 7 years or less	Over 7 years but 10 years or less	Over 10 years	Total
Received at fixed rate/paid at variable rate	37,200	188,514	100,110	30,750	11,600	-	368,174
(Average receiving rate)	2.69%	2.94%	3.24%	1.37%	2.34%	-	2.85%
(Average paying rate)	0.40%	0.21%	0.34%	0.35%	0.30%	-	0.28%
Paid at fixed rate/received at variable rate	3,000	100,000	-	-	-	-	103,000
(Average receiving rate)	-0.11%	0.09%	-	-	-	-	0.08%
(Average paying rate)	2.75%	1.96%	-	-	-	-	1.99%

3. Currency-Related Transactions

(In Millions of Yen)

Category	Type	End of Fiscal 2001				End of Fiscal 2000			
		Contract value, etc.		Market value	Gains or losses	Contract value, etc.		Market value	Gains or losses
			Portion with maturities exceeding 1 year				Portion with maturities exceeding 1 year		
Exchange market	Currency futures								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Currency futures options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Over-the-Counter market	Currency forward contracts								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Exchange contracts								
	Short position	230,505	-	232,159	-1,653	-	-	-	-
	(US$)	162,586	-	164,120	-1,534	-	-	-	-
	(Euro)	67,919	-	68,038	-118	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Currency options								
	Short position								
	Call	58,866	-			-	-		
		(468)		835	-367	(-)		-	-
	(US$)	45,984	-			-	-		
		(346)		665	-318	(-)		-	-
	(Euro)	12,881	-			-	-		
		(121)		170	-48	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	55,745	-			-	-		
		(468)		127	-341	(-)		-	-
	(US$)	43,585	-			-	-		
		(346)		74	-272	(-)		-	-
	(Euro)	12,159	-			-	-		
		(121)		53	-68	(-)		-	-
	Currency swaps	-	-	-	-	-	-	-	-
	Other								
	Short position	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					-2,361				-

(Notes) 1. Figures within brackets refer to options contract values as appropriated for reporting on the balance sheet.

2. Future rates are used as the year-end exchange rates.

3. Foreign currency-denominated monetary assets and liabilities whose yen equivalent values are reported on the balance sheet by way of associated forward contracts are excluded from the scope of disclosure.

4. "Gains or Losses" means the difference between the contract value and market value with respect to futures and forward transactions, and the difference between the options contract value and market value with respect to options transactions, and market value with respect to swap transactions.

4. Equities-Related Transactions
5. Bonds-Related Transactions

There was no balance outstanding as of the end of Fiscal 2001 or Fiscal 2000.

6. Other Transactions

(In Millions of Yen)

Category	Type	End of Fiscal 2001				End of Fiscal 2000			
		Contract value, etc.		Market value	Gains or losses	Contract value, etc.		Market value	Gains or losses
			Portion with maturities exceeding 1 year				Portion with maturities exceeding 1 year		
Off-board transactions	Credit default swaps								
	Protection short position	5,000	5,000	-41	-41	-	-	-	-
	Protection long position	-	-	-	-	-	-	-	-
Total					-41				-

(Note) "Gains or Losses" represent market value.

2. Loans Receivable

(1) Details of Loans Receivable

(In Millions of Yen)

Category	Balance as of the End of Fiscal 2001	Balance as of the End of Fiscal 2000
Policy loans	140,623	162,246
Policyholder loans	138,412	160,420
Premium loans	2,210	1,825
General loans	2,169,105	2,246,287
(Portion loaned to non-residents)	(133,442)	(146,857)
Corporate loans	1,624,037	1,660,693
(Portion loaned to domestic corporations)	(1,499,844)	(1,530,322)
Loans to sovereign states, international institutions & agencies	28,908	35,765
Loans to public bodies and public corporations	21,282	22,084
Housing loans	357,866	374,972
Consumer loans	130,668	145,959
Other	6,341	6,812
Total	2,309,729	2,408,533

(2) Details of Loans to Domestic Corporations by Corporate Size

(In Millions of Yen)

Category		End of Fiscal 2001		End of Fiscal 2000	
			Percentage (%)		Percentage (%)
Large corporations	No.	197	73.2	204	70.1
	Amount	1,363,833	90.9	1,383,300	90.4
Medium-sized corporations	No.	14	5.2	15	5.2
	Amount	18,680	1.2	20,336	1.3
Small corporations	No.	58	21.6	72	24.7
	Amount	117,331	7.8	126,685	8.3
Total Loans to Domestic Corporations	No.	269	100.0	291	100.0
	Amount	1,499,844	100.0	1,530,322	100.0

(Note) 1. Category by sector is as follows:

Category	(A) All sectors excluding (B) through (D)		(B) Retail, Restaurants		(C) Service		(D) Wholesale	
Large corporation	Employees of over 300 and	Working capital of over 1 billion yen	Employees of over 50 and	Working capital of 1 billion yen or more	Employees of over 100 and	Working capital of 1 billion yen or more	Employees of over 100 and	Working capital of 1 billion yen or more
Medium-sized corporation		Working capital of 300 million yen or more but less than 1 billion yen		Working capital of over 50 million yen but less than 1 billion yen		Working capital of over 50 million yen but less than 1 billion yen		Working capital of over 100 million but less than 1 billion yen
Small corporation	Working capital of 300 million or less or regular employees of 300 or less		Working capital of 50 million yen or less or regular employees of 50 or less		Working capital of 50 million yen or less or regular employees of 100 or less		Working capital of 100 million yen or less or regular employees of 100 or less	

2. "No." means the number of debtors and not that of loan transactions.

(3) Details of Loans Receivable by Industrial Sector

(In Millions of Yen, %)

Sector			End of Fiscal 2001		End of Fiscal 2000	
			Amount	Percentage	Amount	Percentage
Domestic borrowers	Manufacturing sector	Foodstuffs	3,300	0.2	3,300	0.1
		Textile	11,513	0.5	12,875	0.6
		Pulp & paper	5,740	0.3	6,716	0.3
		Chemical	20,105	0.9	18,354	0.8
		Petroleum & coal products	18,515	0.9	17,859	0.8
		Rubber products	-	-	-	-
		Glass & ceramic products	620	0.0	676	0.0
		Iron & steel	84,214	3.9	87,973	3.9
		Non-ferrous metal	6,334	0.3	5,883	0.3
		Metal products	-	-	-	-
		Machinery	11,174	0.5	9,786	0.4
		Electric machinery	17,528	0.8	13,110	0.6
		Transportation equipment	29,867	1.4	34,900	1.6
		Other	2,284	0.1	1,104	0.0
		Sub-Total	211,196	9.7	212,538	9.5
	Non-Manufacturing sector	Construction	14,857	0.7	18,199	0.8
		Commerce	202,539	9.3	200,626	8.9
		Finance, insurance & securities	650,214	30.0	655,929	29.2
		Real estate	77,222	3.6	84,299	3.8
		Land transportation	44,374	2.0	43,949	2.0
		Marine & air transportation	7,615	0.4	5,779	0.3
		Electric utilities	91,601	4.2	98,439	4.4
		Gas utilities	3,080	0.1	2,490	0.1
		Service	161,963	7.5	173,929	7.7
		Other	35,179	1.6	34,141	1.5
		Sub-Total	1,288,648	59.4	1,317,784	58.7
	Loans to government agencies		18,659	0.9	20,278	0.9
	Loans to public bodies and public corporations		22,282	1.0	21,084	0.9
	Housing & consumer loans		488,534	22.5	520,931	23.2
	Other		6,341	0.3	6,812	0.3
	Total Domestic Loans		2,035,663	93.8	2,099,430	93.5
Foreign borrowers	Governments, etc.		9,249	0.4	16,486	0.7
	Financial institutions		96,602	4.5	109,780	4.9
	Commercial & industrial, etc.		27,590	1.3	20,590	0.9
	Total Foreign Loans		133,442	6.2	146,857	6.5
Total Loans			2,169,105	100.0	2,246,287	100.0

(4) Details of Loans Receivable by Region

(In Millions of Yen, %)

Region	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
Hokkaido	2,160	0.1	2,200	0.1
Tohoku	14,221	0.9	16,311	1.0
Kanto	1,049,063	68.1	1,105,806	70.4
Chubu	39,189	2.5	49,689	3.2
Kinki	396,606	25.7	361,689	23.0
Chugoku	8,081	0.5	7,858	0.5
Shikoku	4,661	0.3	4,763	0.3
Kyushu	26,614	1.7	23,172	1.5
Total	1,540,599	100.0	1,571,490	100.0

(Note) 1. Personal loans, loans to non-residents, policy loans, etc. are not included.
2. Classification by region is based on the locations of debtors' head offices.
3. Regional ClassificatiHokkaido Region: Hokkaido
Tohoku Region: Aomori, Akita, Iwate, Miyagi, Yamagata, Fukushima
Kanto Region: Ibaraki, Tochigi, Gunma, Saitama, Chiba, Tokyo, Kanagawa
Chubu Region: Niigata, Toyama, Ishikawa, Fukui, Nagano, Yamanashi, Gifu, Aichi, Shizuoka
Kinki Region: Shiga, Kyoto, Osaka, Nara, Wakayama, Hyogo, Mie
Chugoku Region: Tottori, Shimane, Okayama, Hiroshima, Yamaguchi
Shikoku Region: Kagawa, Tokushima, Ehime, Kochi
Kyushu Region: Fukuoka, Oita, Saga, Nagasaki, Kumamoto, Miyazaki, Kagoshima, Okinawa

(5) Details of Loans Receivable by Collateral Type

(In Millions of Yen, %)

Collateral Type	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
Loans against collateral	38,471	1.8	48,895	2.2
Marketable securities	26,400	1.2	30,446	1.4
Real estate, personal properties & foundation	12,070	0.6	18,449	0.8
Claims payable to specific persons	-	-	-	-
Loans against guarantees	114,433	5.3	132,684	5.9
Unsecured loans	1,521,600	70.1	1,537,274	68.4
Other	494,599	22.8	527,432	23.5
Total General Loans	2,169,105	100.0	2,246,287	100.0
Portion of loans with subordination clauses	363,445	16.8	356,300	15.9

(6) Outstanding Loans Receivable by Remaining Term

(In Millions of Yen)

Category	End of Fiscal 2001						
	1 year or less	Over 1 year but 3 years or less	Over 3 years but 5 years or less	Over 5 years but 7 years or less	Over 7 years but 10 years or less	Over 10 years	Total
Loans with variable interest rates	97,127	206,399	139,406	146,432	105,650	97,922	792,938
Loans with fixed interest rates	200,300	522,573	249,948	114,932	207,712	80,699	1,376,167
Total General Loans	297,428	728,973	389,355	261,364	313,362	178,621	2,169,105

(Note) Loans in the over-10-year category include those without specific terms.

(In Millions of Yen)

Category	End of Fiscal 2000						
	1 year or less	Over 1 year but 3 years or less	Over 3 years but 5 years or less	Over 5 years but 7 years or less	Over 7 years but 10 years or less	Over 10 years	Total
Loans with variable interest rates	64,511	205,123	211,795	151,585	112,704	110,670	856,391
Loans with fixed interest rates	163,195	377,667	391,178	165,327	163,482	129,045	1,389,896
Total General Loans	227,706	582,790	602,974	316,913	276,186	239,716	2,246,287

(Note) Loans in the over-10-year category include those without specific terms.

3. Status of Foreign Investments and Loans

(1) Details by Asset Category

A. Foreign Currency-Denominated Assets (In Millions of Yen, %)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
Public and corporate bonds	539,914	59.0	182,807	29.9
Equities	1,600	0.2	8,334	1.4
Cash, deposits, etc.	69,494	7.6	76,154	12.5
Total Foreign Currency-Denominated Assets	611,010	66.8	267,296	43.8

B. Foreign Currency-Denominated Assets with Fixed Yen Equivalent Values (In Millions of Yen, %)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
Public and corporate bonds	-	-	-	-
Cash, deposits, etc.	-	-	-	-
Sub-Total	-	-	-	-

C. Yen-Denominated Assets (In Millions of Yen, %)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
Loans to non-residents	133,442	14.6	146,857	24.0
Public and corporate bonds (Yen-denominated foreign bonds), etc.	170,612	18.6	196,482	32.2
Total Yen-Denominated Assets	304,055	33.2	343,339	56.2

D. Total (A + B + C) (In Millions of Yen, %)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
Foreign investments and loans	915,065	100.0	610,636	100.0
(of which foreign real estate)	-	-	5,761	0.9

(Notes) 1. "Foreign Currency-Denominated Assets with Fixed Yen Equivalent Values" are those for which their yen equivalent values are fixed by way of forward contracts and are appropriated for balance sheet reporting purposes.
2. Foreign real estate represents investments in local subsidiaries.

(2) Composition of Foreign Currency-Denominated Assets by Currency

(In Millions of Yen, %)

Currency	End of Fiscal 2001		End of Fiscal 2000	
	Amount	Percentage	Amount	Percentage
US Dollars	388,136	63.5	173,611	65.0
Euro	195,605	32.0	75,166	28.1
Pounds Sterling	27,267	4.5	16,474	6.2
Danish Kroner	0	0.0	380	0.1
Swedish Kronor	0	0.0	373	0.1
Swiss Francs	-	-	1,192	0.4
Other	-	-	96	0.0
Total	611,010	100.0	267,296	100.0

(3) Composition of Foreign Currency-Denominated Assets by Region

(In Millions of Yen)

Region	End of Fiscal 2001							
	Foreign securities						Loans to non-residents	
			Public and corporate bonds		Equities, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	273,502	41.1%	271,892	55.2%	1,610	0.9%	47,456	35.6%
Europe	251,799	37.8%	187,964	38.2%	63,835	36.8%	38,450	28.8%
Oceania	-	-	-	-	-	-	18,000	13.5%
Asia	124	0.0%	-	-	124	0.1%	16,286	12.2%
Central & South America	128,743	19.3%	21,062	4.3%	107,680	62.2%	5,000	3.7%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Agencies	11,459	1.7%	11,459	2.3%	-	-	8,249	6.2%
Total	665,630	100.0%	492,379	100.0%	173,251	100.0%	133,442	100.0%

(In Millions of Yen)

Region	End of Fiscal 2000							
	Foreign securities						Loans to non-residents	
			Public and corporate bonds		Equities, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	152,304	33.9%	144,838	48.0%	7,466	5.1%	40,690	27.7%
Europe	177,725	39.6%	116,123	38.4%	61,601	41.9%	44,450	30.3%
Oceania	-	-	-	-	-	-	18,000	12.3%
Asia	84	0.0%	-	-	84	0.1%	19,230	13.1%
Central & South America	111,562	24.8%	33,654	11.1%	77,907	53.0%	9,000	6.1%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Agencies	7,427	1.7%	7,427	2.5%	-	-	15,486	10.5%
Total	449,103	100.0%	302,043	100.0%	147,059	100.0%	146,857	100.0%

B. Special Account (Individual Variable Insurance)

1. Information on Market Value of Marketable Securities, etc.

1. Gains or Losses on Valuation of Marketable Securities Held for Trading Purposes

(In Millions of Yen)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount reported on balance sheet	Valuation differential included in profit/ loss for current term	Amount reported on balance sheet	Valuation differential included in profit/ loss for current term
Marketable securities held for trading purposes	14,489	- 209	15,446	- 294

2. Details of Marketable Securities

(In Millions of Yen)

Category	End of Fiscal 2001	End of Fiscal 2000
	Amount reported on balance sheet	Amount reported on balance sheet
Public and corporate bonds	5,038	4,508
Equities	5,374	6,991
Foreign securities	4,076	3,946
Public and corporate bonds	1,499	1,265
Equities, etc.	2,576	2,680
Other securities	-	-
Total	14,489	15,446

(Notes) 1. The above table includes instruments such as certificates of deposits that should be treated as equivalents of marketable securities as defined under the Securities and Exchange Law.
2. The above table does not include marketable securities without market value.

3. Information on Market Value of Money Held in Trust
There was no outstanding balance as of the end of Fiscal Year 2001 or Fiscal Year 2000.

2. Information on Market Value of Derivative Transactions (Sum of those derivative transactions subject to hedge accounting and those not subject to hedge accounting)

1. Interest Rate-Related Transactions
2. Currency-Related Transactions
3. Equities-Related Transactions
4. Bonds-Related Transactions
5. Other derivative transactions

} There was no outstanding balance as of the end of Fiscal Year 2001 or Fiscal Year 2000.

C. Corporate Total

1. Composition of Assets

(In Millions of Yen)

Account Item	End of Fiscal 2001		
	General account	Special account	Corporate total
Cash, deposits & call loans	148,729	2,792	151,521
Monetary claims bought	54,995	-	54,995
Money held in trust	95,933	-	95,933
Public and corporate bonds	2,532,630	34,071	2,566,701
Equities	576,374	25,398	601,773
Foreign securities	665,630	20,501	686,132
Other securities	29,148	-	29,148
Loans receivable	2,309,729	200	2,309,929
Real estate	191,579	-	191,579
Deferred tax assets	66,120	-	66,120
Other	85,613	366	85,979
Allowance for doubtful accounts	- 5,786	-0	- 5,786
Total Assets	6,750,698	83,330	6,834,028
Portion denominated in foreign currency	611,010	20,242	631,252

2. Revenue from and Expenses for Investments

(In Millions of Yen)

	Account Item	End of Fiscal 2001		
		General account	Special account	Corporate total
Revenue from investments	Interest, dividend, etc.	162,973	-	162,973
	Interest on deposits	14	-	14
	Interest/dividend relative to marketable securities	86,292	-	86,292
	Interest on loans	69,995	-	69,995
	Real estate leasing fees	6,137	-	6,137
	Other interest and dividend	533	-	533
	Profit on sale of marketable securities	66,517	-	66,517
	National bonds, etc.	21,379	-	21,379
	Equities, etc.	26,547	-	26,547
	Foreign securities	18,586	-	18,586
	Other	4	-	4
	Foreign exchange gains	11,244	-	11,244
	Other revenue from investments	3,728	-	3,728
	Total	244,464	-	244,464
Expenses for investments	Interest paid	2,166	-	2,166
	Loss on investments in money in trust	430	-	430
	Loss on sale of marketable securities	37,295	-	37,295
	National bonds, etc.	4,985	-	4,985
	Equities, etc.	29,685	-	29,685
	Foreign securities	2,602	-	2,602
	Other	22	-	22
	Loss on valuation of marketable securities	1,751	-	1,751
	National bonds, etc.	-	-	-
	Equities, etc.	1,630	-	1,630
	Foreign securities	-	-	-
	Loss on redemption of marketable securities	260	-	260
	Expenses for derivative products	26,117	-	26,117
	Loans written off	132	-	132
	Depreciation expense on real estate for leasing	2,545	-	2,545
	Other expenses for investments	2,848	-	2,848
	Loss on investments of Special Account assets	-	6,184	6,184
	Total	73,550	6,184	79,734
Balance		170,914	- 6,184	164,730

3. Information on Market Value of Marketable Securities

1. Gains and Losses on Valuation of Marketable Securities Held for Trading Purposes

(In Millions of Yen)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount reported on balance sheet	Valuation gains or losses included in	Amount reported on balance sheet	Valuation gains or losses included in
Marketable securities held for trading purposes	151,136	2,649	115,776	- 5,203
Money in trust	71,164	1,248	19,869	- 1,272
Special account	79,971	1,401	95,606	- 3,931

(Note) 1. "Money in trust" is a marketable security held in the money in trust account.
2. "Special account" is a marketable security held in the Special Account.

2. Information on Market Value of Marketable Securities (with Market Value)

(In Millions of Yen) [Reference]

Category	End of Fiscal 2001					End of Fiscal 2000					[Reference] End of Fiscal 2001	
	Book value	Market value	Gains or losses	Portion representing gains	Portion representing losses	Book value	Market value	Gains or losses	Portion representing gains	Portion representing losses	Market value	Gains or losses
Bonds to be held until maturity	217,519	216,892	-627	1,557	-2,185	367,242	372,085	4,843	4,843	-0	216,892	-627
Domestic bonds	166,526	165,898	-628	1,556	-2,185	177,336	182,122	4,785	4,785	-	165,898	-628
Other securities	50,992	50,993	1	1	-0	189,905	189,963	57	58	-0	50,993	1
Bonds corresponding to liability reserve	1,035,918	1,041,274	5,356	6,516	-1,160	-	-	-	-	-	1,041,274	5,356
Subsidiaries and affiliates stocks	379	379	-	-	-	1,357	921	-435	-	-435	379	-
Other marketable securities	2,453,957	2,501,622	47,664	134,966	-87,302	3,480,695	3,716,509	235,813	277,068	-41,255	2,489,061	35,103
Public and corporate bonds	1,279,211	1,330,185	50,974	53,546	-2,572	2,411,010	2,503,387	92,377	93,195	-817	1,330,767	51,555
Equities	559,690	563,111	3,421	63,796	-60,374	565,515	719,404	153,889	173,036	-19,147	543,271	-16,418
Foreign securities	579,778	575,176	-4,602	17,403	-22,005	388,030	382,887	-5,143	10,779	-15,922	581,984	2,206
Public and corporate bonds	485,978	492,379	6,400	16,045	-9,644	294,403	302,043	7,640	9,238	-1,597	498,141	12,162
Equities, etc.	93,799	82,796	-11,002	1,358	-12,361	93,627	80,843	-12,783	1,540	-14,324	83,843	-9,956
Other securities	31,278	29,146	-2,131	218	-2,350	116,139	110,829	-5,310	57	-5,367	29,036	-2,241
Monetary claims bought	4,000	4,002	2	2	-	-	-	-	-	-	4,002	2
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,707,774	3,760,168	52,394	143,041	-90,647	3,849,295	4,089,516	240,220	281,912	-41,691	3,747,608	39,833
Public and corporate bonds	2,481,656	2,537,358	55,702	61,619	-5,917	2,588,346	2,685,510	97,163	97,981	-817	2,537,940	56,284
Equities	560,069	563,491	3,421	63,796	-60,374	566,872	720,325	153,453	173,036	-19,583	543,650	-16,418
Foreign securities	579,778	575,176	-4,602	17,403	-22,005	388,030	382,887	-5,143	10,779	-15,922	581,984	2,206
Public and corporate bonds	485,978	492,379	6,400	16,045	-9,644	294,403	302,043	7,640	9,238	-1,597	498,141	12,162
Equities, etc.	93,799	82,796	-11,002	1,358	-12,361	93,627	80,843	-12,783	1,540	-14,324	83,843	-9,956
Other marketable securities	31,278	29,146	-2,131	218	-2,350	116,139	110,829	-5,310	57	-5,367	29,036	-2,241
Monetary claims bought	54,992	54,996	3	3	-0	129,902	129,959	56	57	-0	54,996	3
Certificates of deposit	-	-	-	-	-	60,003	60,003	0	0	-0	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-

(Notes) 1. The above table includes instruments such as certificates of deposit that should be treated as equivalents of marketable securities as defined under the Securities and Exchange Law.
2. "Money in trust" does not include anything other than marketable securities for trading purposes for Fiscal Year 2001 or Fiscal Year 2000.
3. With respect to the end of both Fiscal Year 2001 and Fiscal Year 2000, market value of domestic and foreign equities were calculated, and foreign currency-denominated assets were translated, on the basis of average market value and average exchange rate, respectively, prevailing during the month of March. Information in the "Reference" section above represents market value assuming use of the market value and the exchange rate prevailing as of March 31, 2002.

- The book value of marketable securities without market value is as follows:

(In Millions of Yen)

Category	Fiscal 2001	Fiscal 2000
Bonds to be held until maturity	-	-
Unlisted foreign bonds	-	-
Other	-	-
Bonds corresponding to liability reserve	-	-
Subsidiaries and affiliates stocks	6,599	6,669
Other marketable securities	96,790	66,052
Unlisted domestic equities (excluding over-the-counter issues)	6,738	6,000
Unlisted foreign equities (excluding over-the-counter issues)	90,000	60,000
Unlisted foreign bonds	-	-
Other	51	51
Total	103,390	72,721

• Latent gains or losses resulting from aggregation of marketable securities with market value and foreign securities without market value reflecting foreign exchange valuation thereon are as follows:

(In Millions of Yen) [Reference]

Category	End of Fiscal 2001					End of Fiscal 2001					End of Fiscal 2001	
	Book value	Market value	Gains or losses	Portion representing gains	Portion representing losses	Book value	Market value	Gains or losses	Portion representing gains	Portion representing losses	Market value	Gains or losses
Bonds to be held until maturity	217,519	216,892	-627	1,557	-2,185	367,242	372,085	4,843	4,843	-0	216,892	-627
Domestic bonds	166,526	165,898	-628	1,556	-2,185	177,336	182,122	4,785	4,785	-	165,898	-628
Other securities	50,992	50,993	1	1	-0	189,905	189,963	57	58	-0	50,993	1
Bonds corresponding to liability reserve	1,035,918	1,041,274	5,356	6,516	-1,160	-	-	-	-	-	1,041,274	5,356
Subsidiaries and affiliates stocks	6,978	6,897	-81	-	-81	8,026	7,318	-708	-	-708	6,903	-74
Other marketable securities	2,550,748	2,598,412	47,664	134,966	-87,302	3,546,747	3,782,561	235,813	277,068	-41,255	2,585,852	35,103
Public and corporate bonds	1,279,211	1,330,185	50,974	53,546	-2,572	2,411,010	2,503,387	92,377	93,195	-817	1,330,767	51,555
Equities	566,428	569,850	3,421	63,796	-60,374	571,515	725,404	153,889	173,036	-19,147	550,009	-16,418
Foreign securities	669,778	665,176	-4,602	17,403	-22,005	448,030	442,887	-5,143	10,779	-15,922	671,984	2,206
Public and corporate bonds	485,978	492,379	6,400	16,045	-9,644	294,403	302,043	7,640	9,238	-1,597	498,141	12,162
Equities, etc.	183,799	172,796	-11,002	1,358	-12,361	153,627	140,843	-12,783	1,540	-14,324	173,843	-9,956
Other securities	31,280	29,148	-2,131	218	-2,350	116,141	110,831	-5,310	57	-5,367	29,038	-2,241
Monetary claims bought	4,000	4,002	2	2	-	-	-	-	-	-	4,002	2
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Other	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,811,165	3,863,477	52,312	143,041	-90,728	3,922,017	4,161,965	239,948	281,912	-41,963	3,850,923	39,758
Public and corporate bonds	2,481,656	2,537,358	55,702	61,619	-5,917	2,588,346	2,685,510	97,163	97,981	-817	2,537,940	56,284
Equities	572,953	576,374	3,421	63,796	-60,374	573,326	726,779	153,453	173,036	-19,583	556,534	-16,418
Foreign securities	670,232	665,549	-4,683	17,403	-22,086	454,246	448,831	-5,415	10,779	-16,194	672,364	2,131
Public and corporate bonds	485,978	492,379	6,400	16,045	-9,644	294,403	302,043	7,640	9,238	-1,597	498,141	12,162
Equities, etc.	184,254	173,170	-11,083	1,358	-12,442	159,843	146,787	-13,056	1,540	-14,596	174,222	-10,031
Other securities	31,280	29,148	-2,131	218	-2,350	116,141	110,831	-5,310	57	-5,367	29,038	-2,241
Monetary claims bought	54,992	54,996	3	3	-0	129,902	129,959	56	57	-0	54,996	3
Certificates of deposit	-	-	-	-	-	60,003	60,003	0	0	-0	-	-
Other	50	50	-	-	-	50	50	-	-	-	50	-

(Notes) 1. The above table includes instruments such as certificates of deposit that should be treated as equivalents of marketable securities as defined under the Securities and Exchange Law.

2. With respect to the end of both Fiscal Year 2001 and Fiscal Year 2000, "Money in Trust" includes securities other than those for trading purposes, and the book value and market value of such securities are both 50 million yen (without gains or losses).

3. With respect to the end of both Fiscal Year 2001 and Fiscal Year 2000, market value of domestic and foreign equities were calculated, and foreign currency-denominated assets were translated, on the basis of average market values and exchange rates, respectively, prevailing during the month of March. Information in the "Reference" section above represents market values assuming use of the market value and exchange rate prevailing on March 31, 2002.

3. Information on Market Value of Money in Trust

(In Millions of Yen)

Category	End of Fiscal 2001					End of Fiscal 2000				
	Amount reported on balance sheet	Market value	Gains or losses	Portion representing gains	Portion representing losses	Amount reported on balance sheet	Market value	Gains or losses	Portion representing gains	Portion representing losses
Money in trust	95,933	95,933	-	-	-	86,478	86,478	-	-	-

• Money in trust for trading purposes

(In Millions of Yen)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Amount reported on balance sheet	Valuation gains or losses included in profit/loss for current term	Amount reported on balance sheet	Valuation gains or losses included in profit/loss for current term
Marketable securities for trading purposes	71,164	1,248	19,869	- 1,272

(Note) The foregoing represents marketable securities in the form of money in trust.

• Bonds to be held until maturity, bonds corresponding to liability reserve, and other marketable securities in the form of money in trust

(In Millions of Yen)

Category	End of Fiscal 2001					End of Fiscal 2000				
	Book value	Market value	Gains or losses	Portion representing gains	Portion representing losses	Book value	Market value	Gains or losses	Portion representing gains	Portion representing losses
Bonds to be held until maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to liability reserve	-	-	-	-	-	-	-	-	-	-
Other marketable securities	50	50	-	-	-	50	50	-	-	-

4. Information on Market Value of Derivative Transactions (Sum of Transactions subject to Hedge Accounting and Those not subject to Hedge Accounting)

1. Details of Gains and Losses (Details of Transactions subject to Hedge Accounting and Those not subject to Hedge Accounting)

(In Millions of Yen)

	Interest Rate	Currency	Equities	Bonds	Other	Total
Subject to hedge accounting	19,772	-1,653	-	-	-	18,119
Not subject to hedge accounting	-2,246	-708	-	-	-41	-2,996
Total	17,526	-2,361	-	-	-41	15,122

(Notes) 1. Of the transactions subject to hedge accounting, gains and losses pertaining to those which are subject to market value hedging (a loss of 1,653 million yen for interest rate transactions) and those pertaining to transactions not subject to hedge accounting are appropriated in the Statement of Income.
2. Gains and losses for interest rate transactions include interest receivable on interest rate swap transactions which are subject to hedge accounting.

2. Interest Rate-Related Transactions

(In Millions of Yen)

Category	Type	End of Fiscal 2001				End of Fiscal 2000			
		Contract value, etc.	Portion with maturities exceeding 1 year	Market value	Gains or losses	Contract value, etc.	Portion with maturities exceeding 1 year	Market value	Gains or losses
Exchange market	Interest rate futur								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Interest rate options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Over-the-Counter market	Interest rate forward contracts								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Interest rate options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Interest rate swaps								
	Received at fixed rate/paid at variable rate	368,174	330,974	21,278	21,278	364,792	340,932	26,805	26,805
	Paid at fixed rate/received at variable rate	103,000	100,000	-3,752	-3,752	103,000	103,000	-5,088	-5,088
	Received at variable rate/paid at variable rate	-	-	-	-	-	-	-	-
	Other								
	Short position	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					17,526				21,716

(Notes) 1. Figures within brackets refer to options contract values as appropriated for reporting on the balance sheet.
2. "Gains and Losses" means the difference between the contract value and market value with respect to futures and forward transactions, the difference between the options contract value and market value with respect to options transactions, and market value with respect to swap transactions.

Reference: Assumed Principal Outstandings of Interest Rate Swap by Remaining Term (as of end of Fiscal 2001) (In Millions of Yen)

	1 year or less	Over 1 year but 3 years or less	Over 3 years but 5 years or less	Over 5 years but 7 years or less	Over 7 years but 10 years or less	Over 10 years	Total
Received at fixed rate/paid at variable rate	37,200	188,514	100,110	30,570	11,600	-	368,174
(Average receiving rate)	2.69%	2.94%	3.24%	1.37%	2.34%	-	2.85%
(Average paying rate)	0.40%	0.21%	0.34%	0.35%	0.30%	-	0.28%
Paid at fixed rate/received at variable rate)	3,000	100,000	-	-	-	-	103,000
(Average receiving rate)	-0.11%	0.09%	-	-	-	-	0.08%
(Average paying rate)	2.75%	1.96%	-	-	-	-	1.99%

3. Currency-Related Transactions

(In Millions of Yen)

Category	Type	End of Fiscal 2001				End of Fiscal 2000			
		Contract value, etc.	Portion with maturities exceeding 1 year	Market value	Gains or losses	Contract value, etc.	Portion with maturities exceeding 1 year	Market value	Gains or losses
Exchange market	Currency future								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Currency futures options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Over-the-Counter market	Currency forward contracts								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Exchange contracts								
	Short position	230,505	-	232,159	-1,653	-	-	-	-
	(US$)	162,586	-	164,120	-1,534	-	-	-	-
	(Euro)	67,919	-	68,038	-118	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Currency options								
	Short position								
	Call	58,866	-			-	-		
		(468)		835	-367	(-)		-	-
	(US$)	45,984	-			-	-		
		(346)		665	-318	(-)		-	-
	(Euro)	12,881	-			-	-		
		(121)		170	-48	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	55,745	-			-	-		
		(468)		127	-341	(-)		-	-
	(US$)	43,585	-			-	-		
		(346)		74	-272	(-)		-	-
	(Euro)	12,159	-			-	-		
		(121)		53	-68	(-)		-	-
	Currency swaps	-	-	-	-	-	-	-	-
	Other								
	Short position	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					-2,361				-

(Notes) 1. Figures within brackets refer to options contract values as appropriated for reporting on the balance sheet.

2. Future rates are used as the year-end exchange rates.

3. Foreign currency-denominated monetary assets and liabilities whose yen equivalent values are reported on the balance sheet by way of associated forward contracts are excluded from the scope of disclosure.

4. "Gains and Losses" means the difference between the contract values and market values with respect to futures and forward transactions, the difference between the options contract value and market value with respect to options transactions, and market value with respect to swap transactions.

4. Equities-Related Transactions
5. Bonds-Related Transactions

There was no outstanding balance at the end of Fiscal Year 2001 or Fiscal Year 2000

6. Other Transactions

(In Millions of Yen)

Category	Type	End of Fiscal 2001				End of Fiscal 2000			
		Contract value, etc.		Market value	Gains or losses	Contract value, etc.		Market value	Gains or losses
			Portion with maturities exceeding 1 year				Portion with maturities exceeding 1 year		
Off-board Transactions	Credit default swaps								
	Protection short position	5,000	5,000	-41	-41	-	-	-	-
	Protection long position	-	-	-	-	-	-	-	-
Total					-41				-

(Note) "Gains or Losses" represent market value.

D. Others

1. Status of Real Estate (Outstanding Amount of Land, Latent Gains/Losses, etc.)

(In Millions of Yen, %)

Category	End of Fiscal 2001	Percentage of General Account	End of Fiscal 2000	Percentage of General Account
Outstanding amount of domestic land	191,746	2.8	227,564	3.2
Portion representing outstanding amount of land	110,387	1.6	145,412	2.0
Portion representing land for operations	43,007	0.6	56,092	0.8
Portion representing land for investment	67,380	1.0	89,320	1.2
Total Latent Gains/Losses Relative to Domestic Land	△ 9	-	△ 22,886	-

(Note) 1. The foregoing includes leasehold.
2. Construction in progress and guarantee money are excluded from the outstanding amount of domestic land and latent gains/losses.
3. Latest gains/losses are calculated on the basis of the latest posted prices of land.
4. Latest gains/losses at the end of Fiscal Year 2001 related to leasehold as land was revalued on that date.

2. Details of Allowance for Doubtful Accounts

(1) Details of Allowance for Doubtful Accounts

(In Millions of Yen)

Category	End of Fiscal 2001	End of Fiscal 2000
General allowance for doubtful accounts	4,581	6,447
Individual allowance for doubtful accounts	1,205	94
Allowance account for specified overseas receivables	-	-
Total	5,786	6,542

(2) Individual Allowance for Doubtful Accounts

(In Millions of Yen)

Category	End of Fiscal 2001	End of Fiscal 2000
Amounts added to allowance	1,205	94
Amounts withdrawn from allowance	94	13,297
Net amount added to allowance	1,110	- 13,202

(Note) Amounts withdrawn from allowance exclude those utilized to fulfill the purpose of the allowance.

(3) Allowance Account for Specified Overseas Receivables

1. Allowance Account for Specified Overseas Receivables (In Millions of Yen)

Category	End of Fiscal 2001	End of Fiscal 2000
No. of countries	-	-
Amount of receivables	-	-
Net addition to allowance account	-	-
Outstanding amount of allowance	-	-

2. Outstanding Amount by Country (In Million of Yen)

End of Fiscal 2001		End of Fiscal 2000	
Name of country	Amount of receivables	Name of country	Amount of receivables
-	-	-	-
-	-	-	-
Total (Percentage of general account)	- (- %)	Total (Percentage of general account)	- (- %)

(4) Loans Written off

(In Millions of Yen)

Category	End of Fiscal 2001	End of Fiscal 2000
Loans written off	132	1,144

(Note) Loans written off represent those portions of secured or guaranteed loans to bankrupt or effectively bankrupt debtors which, after deduction from the loan balance of the amount expected to be recovered through disposal of collateral or execution of guarantees, were established as uncollectible and deducted from the loan balance.

3. Status of Self-Assessment of Loans Receivable, etc.

Self-assessment of assets involves examination of individual assets held, and categorization of such assets in accordance with differing degrees of risks associated with asset recovery or damage to asset value, and constitutes a basis for provision of fair write-off and allowance and for preparation of accurate financial statements.

Assets are categorized into Categories I to IV in accordance with differing degrees of risks associated with asset recovery or damage to asset value, with Category I being assets presenting no risk.

At our company, internal guidelines governing self-assessment and write-off/allowance are in place, and stringent self-assessment and write-offs and allowance procedures are being rigorously followed.

We are striving to preserve the soundness of our assets. As a result of our self-assessment of loans, etc. as of the end of Fiscal Year 2001, we wrote off the entire Category IV assets in the amount of 132 million yen that were established as uncollectible, and provided a 100.0% allowance for Category III assets on the basis of individual assessments of anticipated losses.

[Results of Self-Assessment of Loans, etc.]

(In Millions of Yen)

Category	End of Fiscal 2001		End of Fiscal 2000	
	Before write-offs and allowances	After write-offs and allowances	Before write-offs and allowances	After write-offs and allowances
I	2,232,218	2,233,424	2,310,955	2,311,050
II	88,938	88,938	112,335	112,335
III	1,222	17	94	-
IV	132	-	1,144	-
Total Loans, etc. Outstanding	2,322,512	2,322,379	2,424,530	2,423,386

(Note) The above Total Loans, etc. Outstanding includes loans, marketable securities loaned, accounts per contra for acceptances and guarantees, interest receivable and suspense payments. Interest receivable and suspense payments represent those related to loans and marketable securities loaned.

4. Method and Rate of Accumulating Liability Reserve for Individual Insurance & Individual Annuity Insurance

		End of Fiscal 2001	End of Fiscal 2000
Method of Accumulation	Insurance contracts subject to standard liability reserve	Net level premium method	Net level premium method
	Insurance contracts not subject to standard liability reserve	Net level premium method	Net level premium method
Rate of Accumulation (excluding risk reserve)		100.0%	100.0%

(Notes) 1. The above method and rate of accumulation are applicable to individual insurance and individual annuity insurance. The liability reserve for group insurance and group annuity insurance is not included in the above table as the concept of accumulation does not apply to such group insurance schemes.

2. The net level premium method is a liberal method of accumulation as provided for by the Insurance Business Law, and insurance companies are required to accumulate relevant liability reserve by this method.

3. The rate of accumulation applicable to insurance contracts subject to standard liability reserve is based on the formula provided by Notification No. 48 (1996) of the Ministry of Finance, and the rate applicable to insurance contracts not subject to standard liability reserve is based on the accumulation rate applicable to premium reserve and prepaid insurance premium as calculated by the net level premium method.

EXHIBIT B

Notice to policyholders, dated July 12, 2002, of the 55th annual general meeting of representative members held on July 30, 2002

(Summary English Translation)

Dear Policyholder

July 12, 2002
Taiyo Life Insurance Company
2-11-2, Nihonbashi, Chuo-ku, Tokyo
President: Masahiro Yoshiike

Notice of the 55th Annual Meeting of Representative Policyholders

Greetings, and we trust this letter finds you in the best of health and prosperity.
You are cordially invited to attend the Annual Representative Policyholders Meeting for the Company's 55th fiscal year, which is scheduled to be convened as described below.
Please let us know whether you will attend the meeting or not by returning the enclosed postcard to us.
If you are unable to attend the meeting, you are requested to return the enclosed proxy with your signature and personal seal affixed thereto.

1. Time and Date — 10:30 a.m., Tuesday, July 30, 2002
2. Venue — Takanawa Prince Hotel, 2nd Floor *(Matsu –no-ma)*
   3-13-1 Takanawa, Minato-ku, Tokyo
3. Meeting Agenda
   Matters to be Reported
      I. FY2001 Results of Operations, Balance Sheet & Income Statement
      II. Report on Issues Deliberated at Board Meeting
   Resolutions

Resolution No. 1	Approval of proposed appropriation of retained earnings for FY 2001
Resolution No. 2	Partial modification of the articles of incorporation
Resolution No. 3	Election of board members
Resolution No. 4	Election of representative policyholder nomination committee members
Resolution No. 5	Election of two company directors
Resolution No. 6	Election of one auditor
Resolution No. 7	Presentation of retirement allowances to retiring company directors
Resolution No. 8	Approval of corporate transformation plan
Resolution No. 9	Adoption of articles of incorporation for the corporation following the transformation
Resolution No. 10	Election of 12 company directors for the corporation following the transformation
Resolution No. 11	Election of four auditors for the corporation following the transformation
Resolution No. 12	Election of accounting auditors for the corporation following the transformation

Matters to be Reported

I. FY2001 Results of Operations, Balance Sheet & Income Statement

FY2001 Results of Operations (April 1, 2001–March 31, 2002)

Results of Operations

During the fiscal year under review, the Japanese economy continued to falter as exports and production waned due to the downturn in overseas economies. Hopes for an economic recovery were dampened further in the fiscal year as a result of the terrorist attacks in the United States on September 11, 2001. As well, stock prices were sluggish due to concern about structural reform delays and worsening corporate performance, as well as worsening imbalance in supply and demand as a result of unwinding cross-shareholding. Notably, the Nikkei Stock Average registered its lowest level since the collapse of the so-called bubble economy.

The life insurance industry faced a faltering business environment affected by negative spreads arising from prolonged ultra-low interest rates and a continued drop in stock and land prices. Weak consumer spending and a loss of credit led to a decline in new policies written and an increase in surrenders and lapsed policies for individual life and annuity insurance. For the insurance industry as a whole, this contributed to a decline in total assets and amount of policies in force.

In the face of these challenging conditions, we have remained true to our management vision of gaining a solid understanding of the realities of our changing business environment while holding to our tradition of maintaining the confidence of our customers. We have remained committed to collecting accurate information and developing new products and services.

We have taken major steps for demutualization and transformation into a publicly listed company, as well as for establishing a common holding company with Daido Mutual Life Insurance (currently Daido Life Insurance Company, hereinafter referred to as "Daido Life"), in order to continue as a stronger company capable of providing even better products and services.

As a concrete step forward in our cooperation with Daido Life during the term under review, the T&D Financial Life Insurance Company joined the T&D Life Group in October 2001, taking on a strategically important role as the third life insurance company in the Group. In addition, we established T&D Information System Co. by integrating our systems division with that of Daido Life.

Moreover, as a member of the Financial One group of financial services companies — comprising a bank, a trust bank, a securities company, a non-life insurance company and a life insurance company — we contributed to greater customer convenience in October by integrating our Himawari Card with the Financial One Members Card.

Furthermore, we established a business partnership with Nipponkoa Insurance Co., Ltd. in the area of non-life insurance and launched a system intended to form a single life insurance entity offering the most comprehensive selection of insurance services. We began selling the non-life insurance products of Nipponkoa Insurance in March 2002.

We have been actively implementing the following strategies to address the various approaches to our products and services.

In the area of insurance products, we renewed our whole life insurance, whole life nursing-care insurance, and endowment insurance in April with a five-year margin interest dividend. In April, we also introduced whole-life hospitalization special insurance to accommodate whole-life medical needs. Payouts for deaths occurring within five years of the start of the policy are limited

to the already-paid equivalent amount of whole life medical insurance. This makes possible "Long For" special whole life insurance, introduced in October, which offers whole life insurance with a relatively low premium payment. Also in October, we introduced lump-sum nursing care insurance, which provides nursing-care needs to accommodate the arrival of the aging of society, and a line of "trouble support" products that insure for specific injuries such as burns and fractures. We also introduced a high discount system for some products at the same time.

Looking to sales, we have enhanced our training of sales representatives in an effort to earn the greater confidence of our customers. We have also provided all our sales representatives with new portable information devices that enable them to provide better follow-up while offering improved customer service and consulting capabilities.

As for investments, we have addressed the difficult investment and loan environment by focusing our investment efforts mainly on domestic bonds, loans and other yen-denominated fixed-income assets in order to secure a stable flow of interest income. Moreover, we have further strengthened and increased the efficiency of our overall asset returns by employing the expertise of the T&D Taiyo Daido Asset Management Co., Ltd.

In the area of customer service, we continued to address needs in this area by launching our "Rakuchin Service" in October 2001. This innovation provides policyholders with easy access to various services, including loans, via telephone or Internet from the comfort of their homes or any other location. As well, since January 2002, the Rakuchin Service has greatly increased customer convenience by enabling policyholders to view details of their policies on our Website. Further innovations in this area include the introduction of fax services, increasing the number of call center operators at our Customer Service Center, and raising our efficiency.

This year, we introduced policyholders' gatherings at all our branch offices. We remain focused on further improving customer service by responding to customer comments and requests submitted to company management and by reporting to the board and to the Annual General Meeting of Policyholders.

As for administrative matters, we installed an integrated information system, NET'S 01, to manage customer information and improve workflow efficiency. This innovation has enabled us to comprehensively manage information on our diverse customer base through a variety of channels including our call center, our branch offices, and the Internet. NET's 01 successfully links our various channels in today's network era while enabling us to better share information and provide customers with a variety of services.

Policies in force as of the end of the fiscal year under review totaled ¥10,217.3 billion (representing an increase of 2.6% compared with the preceding year). Individual annuity insurance totaled ¥515.5 billion (a decline of 3.8% compared with the previous fiscal year), group insurance totaled ¥1,122.7 billion (a year-on-year increase of 6.2%), and group annuity insurance totaled ¥813.2 billion (an increase of 3.1% compared with the previous year). New policies written in the year under review were as follows: individual life insurance totaled ¥247.9 billion (up 40.4% compared with the previous year), while individual annuity insurance totaled ¥140.1billion (a year-on-year decrease of 70.4%). The amount of individual life insurance that matured totaled ¥986.7 billion (an increase of 33.3% compared with the previous year), while surrendered/lapsed individual life insurance policies totaled ¥900 billion (an increase of 6.2% compared with the previous year) and surrendered/lapsed individual annuity insurance totaled ¥309.6 billion (a year-on-year decrease of 12.4%).

Looking to revenue, income from insurance and reinsurance premiums totaled ¥1,019 billion, investment income totaled ¥244.4 billion, and other ordinary revenues totaled ¥327.4

billion. As for expenses, insurance claims and other payments totaled ¥1,368.3 billion, provisions for policy reserves amounted to ¥4.6 billion, investment expenses totaled ¥79.7 billion, and ordinary expenses totaled ¥85 billion.

The liability reserve amounted to ¥6,358.8 billion, representing a decline of ¥287.1 billion, or 4.3%, measured against the previous fiscal year, while the land revaluation difference on investments amounted to ¥30.4 billion, for a year-on-year decrease of ¥120.2 billion, or 79.8%. As a result, total assets posted a year-on-year decline of ¥432.3 billion, or 6.0%, to ¥6,834 billion.

Unappropriated retained earnings at the end of the fiscal year under review increased to ¥36.7 billion with the addition of ¥25.3 billion in retained earnings carried forward from the previous fiscal year. With the deduction of ¥10.8 billion as transfers to reserves for dividends to policyholders, we have allocated ¥25.3 billion in retained earnings to be carried forward.

As indicated above, fiscal 2001 marked the beginning of an era in which the weakened Japanese economy and concerns about the financial system prompted customers to exhibit greater diligence in their insurance purchases. We are committed to remaining true to our vision of serving as our customers' lifelong partner by providing the best products and services while improving the soundness of corporate management.

2. Operating Results and Asset Accounts

3. Branch Offices and Agencies

4. Employees

5. Funds

6. Fund Contributors

7. Board of Directors and Auditors

8. Consolidated Subsidiaries

9. Material changes to company status at close of fiscal year
Not applicable

10. Other material facts regarding the company's status

A. On April 1, 2001, Mr. Osamu Mizuyama, Managing Director, was appointed Representative Senior Managing Director; Mr. Masao Matsuzawa, Managing Director, was appointed Senior Managing Director; Messrs. Seiji Wakai and Michio Takashima, Directors, were both appointed Managing Directors. At the same time, Mr. Kenzo Sugiyama retired from the position of Representative Senior Managing Director and was appointed Director (part time).

B. In an effort to further improve our customer service and strengthen our consulting capabilities, we provided our salespeople with new portable information devices on April 2, 2001.

C. We began to employ NET'S 01, our integrated information system, on May 1, 2001, in an effort to improve our workflow efficiency and allow for comprehensive management of information on our diverse customers via various channels, including our call center, branch offices, and the Internet. Installation of this system extended from June 2001 to May 2002.
D. We held our 123rd Board Meeting on June 19, 2001.
E. On June 26, 2001, Daido Mutual Life Insurance (T&D Financial Life Insurance Company) and Taiyo Life Insurance were selected as sponsors of Tokyo Life Insurance Company, which is currently undergoing reorganization.
F. At the Annual Meeting of Representative Policyholders on July 3, 2001, the following six Directors, whose terms had expired, were reelected: Messrs. Osamu Mizuyama, Masao Matsuzawa, Kunio Ikeda, Katsuro Oishi, Seiji Wakai and Ryoichi Kawai.
Messrs. Masahiko Yoshioka, Kinya Hongo, Kenji Nakagome, Masami Asakura, Tamiji Matsumoto and Katsuhide Tanaka were newly elected as Directors. Two Directors, Messrs. Kiyoshi Matsushige and Kenzo Sugiyama, retired from their directorships.
In addition, Mr. Shigetake Ogata was reelected as Auditor following the expiration of his term, while Mr. Kiyoshi Matsushige was newly elected as Standing Auditor. Mr. Toshihiko Meguro retired from his position as Auditor.
G. In a vote by the Board of Directors held on July 3, 2001, Mr. Masao Matsuzawa, Managing Director, was elected Representative Senior Managing Director.
The following Directors were reelected and appointed Managing Directors: Messrs. Kunio Ikeda, Katsuro Oishi, Seiji Wakai and Michio Takashima. At the same time, Mr. Ryoichi Kawai was reelected and appointed Corporate Advisor.
On July 4, 2001, Mr. Osamu Mizuyama was appointed Director (part time) and selected as an Equity Receiver of Tokyo Life Insurance Company.
H. On August 1, 2001, the Social Welfare Business Subsidy Fund donated ¥10 million to the Taiyo Life Himawari Foundation.
I. On August 24, 2001, our company, Taiyo Fire & Marine Insurance Co., Ltd. and Nipponkoa Insurance Co., Ltd. agreed to a merger. At the same time, Taiyo Mutual Life and Nipponkoa Insurance Co., Ltd. agreed to a business partnership in the field of non-life insurance.
J. Mr. Osamu Mizuyama, Director, retired on September 26, 2001.
K. On October 1, 2001, Mr. Osamu Mizuyama, Director, assumed the position of President of Tokyo Life Insurance Company. On October 17, 2001, as a result of organizational changes, Mr. Mizuyama assumed the post of President of T&D Financial Life Insurance Company.
L. On October 1, 2001, eight companies — Taiyo Mutual Life Insurance, Asahi Mutual Life Insurance, Sumitomo Mutual Life Insurance, Daido Mutual Life Insurance (currently Daido Life Insurance Company), Fukuoka Mutual Life Insurance, Mitsui Mutual Life Insurance, Meiji Mutual Life Insurance and Yasui Mutual Life Insurance — established a consignment company to administer and undertake system operations for corporate pensions (tax reserves for retirement benefits and pension funds) on a contract basis.
M. On October 1, 2001, we established T&D Information Systems by integrating the systems divisions of Daido Mutual (currently Daido Life Insurance Company) and Taiyo Information Industry Ltd., with the goal of strengthening our system development capabilities and ability to accommodate advanced IT while improving the overall cost efficiency and profitability of the T&D Insurance Group.

N. On October 2, 2001, we launched the "Taiyo Life Special Whole Life Insurance Long For F Series." Moreover, part of this product targeted "High Discount System."

O. On October 15, 2001, we introduced our "Rakuchin Service," a variety of services that enable policyholders to easily obtain loans by telephone or the Internet from home or any other location.

P. Taiyo Life Asset Management of America was liquidated.

Q. We held our 124th board meeting on November 22, 2001.

R. On December 26, 2001, T&D Taiyo-Daido Asset Management Company and Daido Life Investment Trust Management Co., Ltd. merged and mutually agreed to name the new company T&D Asset Management Company.

S. On January 24, 2002, the Board of Directors decided upon April 1, 2003, as the date of Taiyo Life's demutualization and transformation into a publicly listed company subject to the approval of the Fiscal 2002 Annual Meeting of Representative Policyholders, with the date of record for compensation for demutualization being March 31, 2002.

T. A total of 75 policyholders' meetings were held at all branch offices in order to reflect policyholder's opinions and solicit their requests of management. A total of 1,234 policyholders attended these meetings.

U. We held two Annual Meetings of Representative Policyholders in order to reflect the opinions of policyholders and solicit their requests of management.

V. On March 1, 2002, we began sales of Nipponkoa Insurance Co., Ltd.'s non-life insurance products.

W. We held our 125th Board Meeting on March 20, 2002.

X. As of the end of year, the number of policyholders is 3,817,384, and the number of representative policyholders is 107.

EXHIBIT C

Notice to policyholders dated as of July 2002 in connection with the operational and financial information for the fiscal year ended March 31, 2002

(Summary English Translation)

[TRANSLATION]
T&D Insurance Group
JULY 2002

A Guide to Taiyo Life Insurance Company
2002

Rating Status

We have been assessed by rating organizations in Japan and the United States as having adequate insurance benefits payment capability.

A	R&I Company
A	S&P Company
A	JCR Company (as of end of June 2002)

Solvency Margin Ratio

Our solvency margin ratio (insurance benefit payment reserve capacity) is at an adequate level of 768.8%

From Mutual Company to Joint Stock Company on April 1, 2003
Taiyo Life Insurance Company

Our healthy and steady management is highly rated

A	R&I Company
A	S&P Company
A	JCR Company (as of end of June 2002)

We have been assessed by rating organizations in Japan and the United States as having adequate insurance benefit payment capability.

The Company earned a grade "A" (strong insurance financial capacity) for insurance financial capability from Standard & Poors (S&P), the US rating organization, a grade "A" (high insurance benefits payment capacity with divisionally excellent factors) for insurance benefits payment capability from Rating and Investment Information, Inc. (R&I) in Japan, and grade "A" (insurance benefit payment capability is high but there are aspects that tend to suffer from the influence of a deteriorating environment, such as economic and political situations) for insurance benefit payment capability from Japan Credit Rating Agency, Ltd. (JCR) in Japan.

(Notes)

1. The ratings in the titles were all obtained by formal request for assessment by the Company to the rating organizations.
2. The ratings are the opinions of the rating organizations displaying degree of certainty of the insurance benefit payments by insurance companies and are not guarantees of the payment of insurance benefits, etc.
3. The ratings are based on information at the point of time of review by the rating organizations and there is possibility for said to be changed at any time.
4. Ratings definitions differ for each rating organization.

Our solvency margin ratio (insurance benefit payment reserve capacity) is at an adequate level of 768.8%

Since life insurance companies have reserved liability reserves for the payment of future insurance benefits, etc., they are capable of adequately dealing with risks in the scope

normally predicted. However, there are cases in which risks occur beyond normal predictions, such as great earthquakes or great stock declines. Solvency margin ratio is one of the indexes under administrative supervision for judging whether or not life insurance companies have "payment reserve capacity" sufficient to respond to such risks, and our solvency margin ratio at the end of FY2001 was 768.8%, a level indicating the fact that we have sufficient insurance benefits payment capability.

(Note) The above number was calculated pursuant to the provisions of Articles 85, 87, 182 and 190 of the Insurance Business Law Enforcement Regulations, and Finance Ministry Notice No. 50 of 1996.

We are striving to improve profitability

Fundamental Revenue Status

Revenues of life insurance companies (current profits) are made up of a total of fundamental revenue, capital gains and losses, and extraordinary profits and losses. Fundamental revenue is one of the indexes that indicates a life insurance company's profits from its main business, and it is composed of insurance related income and expenditures, and these are composed of insurance premiums received from customers and payment of insurance benefits for such things as death, maturity, hospitalization, etc., and investment related income and expenditures centered on interest and dividend income, etc.

Fundamental revenue of the Company in FY 2001 was ¥13.8 billion.

(calculation formula)
fundamental revenue = current profits – (+) capital gains and losses – (+) extraordinary profits and losses

#1 capital gains and losses indicate profits and losses on sales of securities (stocks, bonds, etc.) and the like.
#2 extraordinary profits and losses indicate carry forward or carry back of risk reserves, etc.

Back Spread Situation

Insurance premiums that life insurance companies receive from the policyholders are calculated upon the prior prediction of profit from investments and the discounting of said portion (this discount rate is called the "assumed rate of return"). However, due to the influence of abnormally low interest rates, etc., in recent years, there is a situation in which the discounted portion cannot be covered by the investment, and this is called "back spread."

The Company also was in a "back spread" situation of ¥66.2 billion for FY2001, but this was covered by overall profits. Additionally, in preparation for the deterioration, etc., of the assets investment environment, the Company is attempting to self capitalize, and thus has sufficient operational vitality to handle "back spread."

Improvement of Profitability

The Company has created a lineup of products to meet the changes in the social environment and needs of customers. As a result, we are handling guarantee-type products centered on medical and nursing cares more and more.

Due to the increase in these guarantee-type products, stable improvement of fundamental revenue (profit) is predicted.

Additionally, due to the fact that past contracts with high assumed rates of return are reaching maturity, the average assumed rate of return on overall contracts will decline from now on. This will be a factor in the decrease of "back spread" and will lead to the improvement of fundamental revenue (profit) in the future.

<Trend of guarantee-type product occupancy rate in new contract amount>
Guarantee-type product occupancy rate in the new contract amount has increased from 41.8% in FY1995 to 86.0% in FY2001.

FY1995 41.8%
FY1998 52.1%
FY2000 60.3%
FY2001 86.0%

Guarantee-type products

- *Kenko Himawari* insurance
- Whole life nursing care insurance
- Whole life insurance
- Special whole life insurance

- Endowment insurance combined with fixed term insurance
- Term insurance with life benefit

Principal performance in FY 2001

New contract amount

New contract amount for personal insurance and personal pension insurance was ¥2.1881 trillion (113.3% year-on-year)

Whole life nursing care insurance	¥90.3 billion	(4.1%)
Whole life insurance	¥108.8 billion	(5.0%)
Endowment insurance combined with fixed term insurance	¥568.1 billion	(26.0%)
Term insurance with life benefit	¥662.9 billion	(30.3%)
Kenko Himawari insurance	¥425.4 billion	(19.4%)
Other	¥192.3 billion	(8.8%)
Personal pension insurance	¥140.1 billion	(6.4%)

Retained contract amount

The retained contract amount for personal insurance and personal pension insurance at the end of March 2002 was ¥15.2329 trillion (100.4% year-on-year)

Whole life nursing care insurance	¥163.1 billion	(1.1%)
Whole life insurance	¥896.8 billion	(5.9%)
Endowment insurance combined with fixed term insurance	¥770.2 billion	(5.1%)
Term insurance with life benefit	¥2.1773 trillion	(14.3%)
Kenko Himawari insurance	¥4.0661 trillion	(26.7%)
Other	¥2.1435 trillion	(14.1%)
Personal pension insurance	¥5.0155 trillion	(32.9%)

Major Income and Expenditures

Major income	Paid-in premium	¥1.0189 trillion
	Asset management profits	¥244.4 billion
Major expenditures	Insurance maturity amount	¥861.2 billion

Pension	¥74.5 billion
Death and major disability benefits	¥56.0 billion*
Hospitalization, surgery, disability benefits	¥39.8 billion**
Life benefits	¥ 32.8 billion***

* Out of this, for private customers, the Company paid out ¥37.6 billion for about 30,000 cases.

** Out of this, for private customers, the Company paid out ¥39.7 billion for about 320,000 cases.

*** Out of this, for private customers, the Company paid out ¥32.6 billion for about 120,000 cases.

Surplus

Current unappropriated surplus	¥36.7 billion
(out of this, amount transferred to dividend reserves for policyholders)	(¥10.8 billion)
(out of this, reserves carried forward)	(¥25.3 billion)

Breakdown of Assets

loans receivable	¥2.3099 trillion (33.8%)
securities	¥3.8837 trillion (56.8%)
other	¥448.3 billion (6.6%)
real estate and movables	¥191.9 billion (2.8%)

Total ¥6.8340 trillion

EXHIBIT D

Press release dated July 11, 2002 in connection with the resolutions of board of directors with respect to the proposed Demutualization

(English Translation)

[TRANSLATION]

July 11, 2002

Resolution of the Board of Directors of The Taiyo Mutual Life Insurance Company in Connection with Demutualization (Conversion into a Joint Stock Company Structure)

Today, the Board of Directors of The Taiyo Mutual Life Insurance Company (President: Masahiro Yoshiike) passed a resolution to submit a plan (draft) to demutualize to the fifty-fifth General Meeting of Members to be held on July 30, 2002.

A summary of the Demutualization Plan (draft) is set forth below.

Summary of Demutualization Plan (Draft)

1. Purpose of the Demutualization

- to strengthen the business base and improve profit generation capability through the diversification of funding methods and a highly market-responsive business strategy,
- to continue to be chosen by customers as the most trustworthy insurance company by continuously offering improved products and services, and by maintaining a sound business, and
- to list the new company on the Tokyo Stock Exchange as early as possible after demutualization.

2. Profile of New Company

• Business name:	Taiyo Life Insurance Co., Ltd.
• Capital:	¥37.5 billion
• Capital reserve:	¥37.5 billion
• Total:	¥75.0 billion
• Total no. of shares to be issued as part of the share allocation to employees:	1.5 million shares

3. Share Allocation to Employees and Other Matters

• Eligible employees:	persons who were employees as of March 31, 2002 (Compensation Record Date)
• *Contribution per policy	
• Contribution per employee:	the total amount of all policy contributions
• Formula for calculation of allocation of shares:	[1.5 million shares X (amount of the contribution of the individual employee] ÷ amount of the aggregate contribution of all employees

Note: Contribution per policy is the amount derived by deducting from the aggregate amount of premiums received from the date of the execution of a policy agreement until the Compensation Record Date the sum of (1) all amounts to be allocated for out-payments from the policy including insurance payments, refunds and business expenses (including dividend and tax payouts) associated with the insurance policy and (2) the total amount of all assets required to be retained to perform obligations arising under the policy (calculated based on the future expectations, discount ratio and other factors deemed to be reasonable by the company and in consideration of the future contributions of all insurance policy types).

4. Sale Method for Fractional Shares and Other Matters

- The company will sell all shares en bloc and will pay employees an amount equivalent to the fractional shares received by employees as part of their share allocation.
- The new company intends to list on the Tokyo Stock Exchange as quickly as possible after the demutualization and plans to sell the fractional shares in conjunction with the listing offering.

Demutualization Schedule

July 30, 2002:	General Meeting of Members
July 31 – September 31, 2002:	Protest period
October 2002 ~ :	Application for approval of relevant regulatory authorities ~ approval
April 1, 2003:	Demutualization

EXHIBIT E

Press release dated July 30, 2002 in connection with the resolutions of the annual general meeting of representative members with respect to the Company's Demutualization

(English Translation)

[TRANSLATION]

July 30, 2002

Resolution of the General Meeting of Members of The Taiyo Mutual Life Insurance Company in Connection with Demutualization (Conversion into a Joint Stock Company Structure)

Today, the General Meeting of Members of The Taiyo Mutual Life Insurance Company (President: Masahiro Yoshiike) at its fifty-fifth session passed a resolution approving the demutualization of the company on April 1, 2003.

The main resolutions of the General Meeting of Members in connection with demutualization and a copy of a summary of the Demutualization Plan are set forth below.

1. Main Resolutions of the General Meeting of Members in Connection with Demutualization

Of the resolutions passed by the fifty-fifth General Meeting of Members on July 30, 2002, the main resolutions concerning demutualization are as follows:

1. Approval of the Demutalization Plan,

2. Approval of the Articles of Association of the demutualized company, and

3. Appointment of the directors, statutory auditors and external auditors of the demutualized company.

2. Situation Concerning Allocation of Shares to Employees

A. Outline

The company will allocate shares to its employees (persons who were employees as of the March 31, 2002 Compensation Record Date) in accordance with provisions of Article 89 (Allocation of Shares to Employees) paragraph 1 of the Insurance Business Law. The company will not allocate shares to policy holders whose insurance policies do not provide for the distribution of surplus funds.

The company will deal with fractional shares arising from the employee share allocation in accordance with the provisions of Article 89 (Allocation of Shares to Employees) paragraph 3 of the Insurance Business Law by selling its shares in the method set forth in the Demutualization Plan and pay employees for fractional shares received by them as part of the share allocation.

The allocation of shares to employees will be based on their individual contributions in accordance with the provisions of Article 89 (Allocation of Shares to Employees) paragraph 2 of the Insurance Business Law and of Art. 44 (Calculation of Employee Contributions) of the Insurance Business Law Enforcement Regulations.

B. Status of Share Allocations

A summary of the results of the calculations for share allocations is as set forth below:

Classification	No. of Employees		No. of Shares	
		%		%
Eligible Employees No. of employees receiving 1 or more shares	321,630	8.4	603,038	40.2
No. of employees receiving less than 1 share	2,336,503	61.2	896,961	59.8
No. of employees receiving no share allocation	1,159,095	30.4	--	--
No. of employees who are legally ineligible to receive share allocations	156	0.9	--	--
Total	3,817,384	100.0	1,500,000	100.0

Note: The number of shares has been rounded.
Per centages have been rounded to the first decimal point.
The shares received by "employees receiving 1 or more shares" includes fractional shares.

Notices will be sent to employees informing them of their share allocation from August 2002.

Reference Materials: Summary of Demutualization Plan

Profile of New Company

- Business name: Taiyo Life Insurance Co., Ltd.
- Capital: ¥37.5 billion
- Capital reserve: ¥37.5 billion
- Total: ¥75.0 billion
- Total no. of shares to be issued as part of the share allocation to employees: 1.5 million shares

Demutualization Schedule

July 30, 2002:	General Meeting of Members
July 31 – September 31, 2002:	Protest period
October 2002 ~ :	Application for approval of relevant regulatory authorities ~ approval
April 1, 2003:	Demutualization

[Translation]

Reorganization Plan

Table of Contents

Preface

This Reorganization Plan provides for the schedule of the reorganization of The Taiyo Mutual Life Insurance Co. from a mutual life insurance company to a joint stock corporation (*kabushiki kaisha*) in accordance with the provisions of the Insurance Business Law.

1. Definition of Terms

The following terms used in this Plan have meanings as follows:

(1) "Current Company" means The Taiyo Mutual Life Insurance Co. before demutualization to a joint stock corporation (*kabushiki kaisha*).

(2) "New Company" means Taiyo Life Insurance Company after demutualization to a joint stock corporation (*kabushiki kaisha*).

(3) "Members" means members as provided for in the Articles of Incorporation of the Current Company who are policyholders of the Current Company entitled to the distribution of surplus pursuant to their insurance policy contracts, including persons who succeed any and all rights and obligations under the insurance policy contracts of the relevant policyholders in accordance with the provisions of the insurance clauses of the relevant contracts.

(4) "Record Date" means the record date on which Members who are entitled to the allotment of shares upon the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*) are determined.

(5) "Fractional Shares" means shares to be issued for fractions of less than one share arising as a result of the allotment of shares to Members.

(6) "Law" means the Insurance Business Law.

(7) "Order" means the Enforcement Order of the Insurance Business Law.

(8) "Regulations" means the Enforcement Regulations of the Insurance Business Law.

2. Purpose of Demutualization

The Company is in a healthy financial position, founded on its business in the household market, and has strived to provide products and services of high quality. Due to the rapidly

changing environment surrounding the life insurance industry, evidenced, for example, by increasingly severe competition and acceleration of reorganization activities in the industry accompanying deregulation, however, speedy and flexible management is required.

The purpose of the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*) under these circumstances is, among other things, to diversify its means of financing for investment in new business areas and to increase its equity capital as well as to further reinforce its management basis and enhance its profit earning capability by ensuring a flexible management strategy (such as incorporation of a holding company by exchange of shares or acquisition of other companies), so that it will remain as a company that earns trust and is chosen by customers and can provide products and services of even higher quality.

While shares will be allotted to Members upon the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*), the Current Company aims to list shares of the New Company on a securities exchange in the early stages in order to increase the liquidity of the shares allotted to Members.

3. Schedule of Demutualization

The demutualization schedule is as follows, and is expected to take place on April 1, 2003 as set forth in paragraph (8) below:

(1) Record Date and Public Notice of the Record Date

In order to issue shares of the New Company on the date of demutualization, as set forth in paragraph (8) below, to the Members who are entitled to the allotment of shares in accordance with Article 89 of the Law (Allotment of Shares to Members), it is necessary to determine which Members are entitled to the allotment of shares and to calculate the number of shares to be allotted to each such Member prior to the relevant date of demutualization.

Therefore, the Current Company determined the Record Date to be March 31, 2002 at a meeting of the Board of Directors held on January 24, 2002 in consideration of the periods required for preparation as set forth in subparagraphs (i) to (iv) below, and made a public notice of the relevant Record Date on January 25, 2002 in accordance with its Articles of Incorporation:

(i) Period required to calculate the amount of contribution provided by Members and the number of shares to be allotted, and period required to notify each Member of the number of shares to be allotted and other related information;

(ii) Period required to accept objections from policyholders and to prepare for the

printing and delivery of stock certificates after a resolution is passed at the general meeting of representative members;

(iii) Period required to obtain approval or authorization from the competent authority; and

(iv) Period required for the preparation of the listing of shares of the New Company.

(2) Resolution of the Board of Directors for Demutualization and Presentation of the Plan to the General Meeting of Representative Members

The Board of Directors of the Current Company approved this Plan on July 11, 2002, and resolved to present this Plan for approval at the 55th General Meeting of Representative Members to be held on July 30, 2002.

(3) Provision of Documents Concerning Demutualization for Review

In accordance with the provisions of Article 86-2 of the Law (Provision of Documents Concerning Reorganization for Review), the Current Company and the New Company will provide this Plan, the proposed resolution for demutualization, the Articles of Incorporation of the New Company, a document stating the reasons for allotment of shares to Members and the most recent balance sheet and income statement at their head offices for review at any time from two weeks prior to the date of the general meeting of representative members as set forth above in (2) and until the day six (6) months following the date of demutualization as set forth below in paragraph (8).

(4) Public Notice of the Resolution for Demutualization Adopted by the General Meeting of Representative Members

If this Plan is approved by a resolution of the General Meeting of Representative Members as set forth above in paragraph (2), the Current Company will issue a public notice on July 31, 2002 in accordance with its Articles of Incorporation pursuant to Article 87, Section 1 of the Law (Public Notice of and Opposition to Resolution for Reorganization), stating the following: the contents of the resolution, the balance sheet, the amount of capital of the New Company, matters concerning allotment of shares to Members, the method of sale of fractional shares, the method of calculation of the sale price, expected purchasers, scheduled time of the sale, matters concerning rights of policyholders after the demutualization and the fact that policyholders opposing the demutualization shall raise their objections no later than September 30, 2002.

(5) Public Notice to Creditors and Respective Notification

If this Plan is approved by a resolution of the General Meeting of Representative Members as set forth above in paragraph (2), the Current Company will issue a public

notice to its creditors on the Official Gazette and notify each creditor to the effect that creditors must raise any objections, if any, to the demutualization no later than September 17, 2002 in accordance with the provisions of Article 87 (Public Notice of and Opposition to Resolution for Reorganization), Section 2.

(6) Approval of Demutualization by the Commissioner of the Financial Services Agency

If the resolution to approve this Plan as adopted at the General Meeting of Representative Members is not invalidated by the opposition of policyholders to the public notice of the resolution for demutualization as set forth in paragraph (4) above, the Current Company will apply to the Commissioner of the Financial Services Agency for approval of the demutualization in accordance with the provisions of Article 93 of the Law (Approval of Reorganization).

(7) Redemption of Fund

As set forth below in "11. Matters Concerning Redemption of Fund," the Current Company will redeem all the funds yet to be redeemed no later than the date of demutualization as set forth in paragraph (8) below.

(8) Date of Demutualization

If the Commissioner of the Financial Services Agency approves the demutualization as provided for in paragraph (6) above, the Current Company will become the New Company effective April 1, 2003.

(9) Issue of Shares

The New Company will issue shares to the Members who are entitled to the allotment of shares pursuant to the provisions of Article 89 of the Law (Allotment of Shares to Members) on the date of demutualization as set forth in paragraph (8) above.

(10) Public Notice of Demutualization

If the Current Company is demutualized, the New Company shall give public notice on the date of demutualization as set forth in paragraph (8) above in accordance with the Articles of Incorporation of the New Company pursuant to the provisions of Article 96 of the Law (Public Notice of Reorganization). If, after the issuance of a public notice as provided for in paragraph (4) above, the Current Company does not effect the demutualization, the Current Company will give public notice to that effect.

(11) Listing of Shares

The Company will make an application to the Tokyo Stock Exchange for the listing of

the shares of the New Company, and plans to list the shares promptly after the date of demutualization as provided for in paragraph (8) above.

(12) Sale of Fractional Shares

As provided for in "7. Method of Sale of Fractional Shares and Other Related Matters," the New Company will sell fractional shares arising as a result of the allotment of shares to Members.

(13) Registration of Dissolution of the Current Company and Registration of Incorporation of the New Company

In accordance with Article 95 of the Law (Registration), the New Company will register the dissolution of the Current Company and the incorporation of the New Company no later than two (2) weeks from the date of demutualization as provided for in paragraph (8) above.

4. Outline of the New Company

(1) Trade Name

The trade name of the New Company will be "Taiyo Life Insurance Company."

(2) Matters Concerning Capital Amounts and Credit Reserves

The amount of capital of the New Company is ¥37.5 billion, and the New Company will reserve ¥37.5 billion (including loss reserves of the Current Company at the time of demutualization) as capital reserve.

(3) Total Number and Issue Price of Shares to be Issued upon Allotment to Members

The total number of shares to be issued upon the allotment to Members as a result of the demutualization is 1,500,000 shares, and the issue price per share is ¥50,000.

(4) Total Number of Shares to be Issued by the New Company after Demutualization

The total number of shares to be issued by the New Company is 6,000,000 shares.

5. Effect on Rights of Policyholders

(1) Rights under Insurance Policies

The rights as provided for in the insurance clauses of the insurance policy contracts executed before the demutualization do not change after the demutualization, except for the rights concerning dividends to Members.

The rights concerning dividends to Members, as set forth in the insurance clauses, will be replaced by the rights concerning policyholder dividends pursuant to Article 114 of the Law (Policyholder Dividends) after the demutualization.

(2) Rights as Members under the Insurance Business Law

The rights of Members of the Current Company, as provided for in the Insurance Business Law, will no longer be effective upon demutualization.

Members who are entitled to the allotment of one or more shares, pursuant to "6. Allotment of Shares to Members and other Related Matters" below, shall become shareholders of the New Company and will be granted rights as shareholders of a joint stock corporation (*kabushiki kaisha*) under the Commercial Code upon demutualization.

6. Allotment of Shares to Members and Other Related Matters

(1) Summary

In accordance with the provisions of Article 89, Section 1 of the Law (Allotment of Shares to Members), the Current Company will allot shares of the New Company to Members as set forth in paragraph (2) below. No shares will be allotted to policyholders who have executed insurance policy contracts pursuant to which no surplus is distributed.

Pursuant to Article 89 (Allotment of Shares to Members), Section 2 of the Law and Article 44 of the Regulations (Calculation of Amount Contributed by Members), shares will be allotted in proportion to the amount each Member has contributed. The calculation of the amount contributed and the calculation of the number of shares to be allotted will be performed as set forth in paragraphs (3) and (4) below, respectively.

Notwithstanding the preceding paragraph, if acceptance of the allotment of shares pursuant to Article 89, Section 1 of the Law (Allotment of Shares to Shareholders) and the provisions of this Plan constitute a violation of any law or regulation, the equivalent amount of cash shall be delivered in such manner as provided for in paragraph (5) below, pursuant to the provisions of Article 12 of the Order (Delivery of Cash in Lieu

of Allotment of Shares).

(2) Members to Accept Allotment of Shares

Members who are entitled to the allotment of shares in the New Company shall be those persons who are Members of the Current Company as of the Record Date as set forth above in paragraph (1) of "3. Schedule of Demutualization."

(3) Method of Calculation of Amount Contributed

(i) Calculation of Amount Contributed by Members

Pursuant to the provisions of Article 44 (Calculation of Amount of Contributed by Members), Section 1 of the Regulations, the amount contributed by each Member is the sum of the amount contributed by the relevant Member under each insurance policy effective as of the Record Date pursuant to which surplus is to be distributed. If the amount contributed is zero or negative under an insurance policy, the amount contributed is calculated on the assumption that the amount contributed is zero.

(ii) Calculation of Amount Contributed under Each Insurance Policy

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by Members), Section 2 of the Regulations, the amount contributed under each insurance policy shall be the amount calculated in accordance with the following formula for each category of insurance policies established by the Current Company, effective as of the Record Date:

Amount contributed under each insurance policy *equals:*
(the sum of insurance premiums received from the time of execution of the relevant insurance policy until the Record Date and profit gained from the investment of the money received as the relevant insurance premium)*; minus*
(the amount attributable to the relevant insurance policy as the amount of insurance claims, refunds and other distributions, operational expenses and other disbursements (including dividends and taxes))*; minus*
(the amount of assets to be reserved for the performance of obligations under the relevant insurance policy (calculated by taking into consideration of the expected future contribution, using reasonable assumptions and discount rates))

(4) Method of Calculation of Shares to be Allotted

The number of shares to be allotted to Members who are entitled to the allotment of shares shall be calculated as follows in proportion to the amount contributed by each Member. No shares shall be allotted to a Member whose contributed amount is zero.

Number of shares to be allotted *equals:*

(the total number of shares to be issued upon allotment to Members as provided for in paragraph (3) of "4. Outline of the New Company" above)*; multiplied by*

(the amount contributed by the relevant Member)*; divided by*

(the sum of the amount contributed by all Members (other than contributions by Members who are prohibited by laws or regulations from holding allotted shares))

(5) Delivery of Cash in Lieu of Allotment of Shares

For any Member who is prohibited by laws or regulations from holding allotted shares pursuant to Article 89 of the Law (Allotment of Shares to Members) and the provisions of this Plan, the Current Company shall deliver cash in the amount corresponding to the amount contributed by such Member in lieu of allotment of shares in accordance with the provisions of Article 12 of the Order (Delivery of Cash in Lieu of Allotment of Shares).

The amount of cash to be delivered to such Member in such circumstance shall be calculated applying following formula and paid to such Member on or after the later of the date on which the amount of cash to be delivered is determined or the date of demutualization. No cash shall be delivered to a Member whose contributed amount is zero.

Amount of money to be delivered *equals:*

(the number of shares to be issued upon allotment to a Member whose contributed amount is the same as the relevant Member)*; multiplied by*

(the sale price per share to be determined as provided in "7. Method of Sale of Fractional Shares and Other Related Matters" below)

(6) Status of Allotment of Shares

The summary of the results of calculation concerning allotment of shares is as follows:

Category	No. of Members		No. of Shares	
		Percentage		Percentage
Members subject to calculation for allotment of shares				
Members to whom one or more shares will be allotted	321,630	8.4%	603,038	40.2%
Members to whom only fractional shares will be allotted	2,336,503	61.2%	896,961	59.8%
Members to whom no shares will be allotted	1,159,095	30.4%	--	--

Members who are prohibited by laws or regulations from holding allotted shares	156	0.0%	--	--
Total	3,817,384	100.0%	1,500,000	100.0%

(Note) For "No. of shares," fractions have been rounded to whole numbers.
For "Percentage," fractions in two decimal places have been rounded to the nearest one decimal place.
The number of shares for "Members to whom one of more shares are allotted" includes fractions less than one share.

7. Method of Sale of Fractional Shares and Other Related Matters

(1) Summary

Fractional shares arising as a result of the allotment of shares to Members shall be sold in such manner as provided for in paragraph (2) below in accordance with the provisions of Article 89 (Allotment of Shares to Members), Section 3 of the Law, and each of the relevant Members shall receive payment of money in proportion to the fractional number of the allotted shares as provided for in paragraph (3) below.

(2) Method of Sale of Fractional Shares

The New Company plans to list its shares on the stock exchange promptly after the date of demutualization as set forth above in paragraph (8) of "3. Schedule of Demutualization," and the fractional shares are expected to be disposed of by means of sale upon listing. In such circumstances, the underwriters for the sale will purchase the relevant shares and then sell the shares so purchased to investors at a sale price to be determined by the book building formula. The price applicable to the sale of shares by the New Company to the underwriters (sale price) is the value underwritten by the underwriters, and the total underwritten value equals the total issue price minus the proceeds receivable by the underwriters.

If it is expected that the shares will not be able to be listed within one (1) year from the date of demutualization, however, the New Company will sell the relevant shares to financial institutions within one (1) year from the date of demutualization at a price to be determined by using the net asset value formula or other method.

Since there exists no market price on stock exchanges as provided for in Article 89 (Allotment of Shares to Members), Section 3 of the Law, the method of the sale of fractional shares must be approved by a court.

(3) Payment of Proceeds from Sale

The proceeds from the sale of fractional shares sold in a manner as provided for in paragraph (2) above (sum of the sale price) shall be paid to each of the relevant Members according to the fractional number of the shares allotted to it after the prompt completion of the sale of all the relevant shares. In such circumstances, expenses for the sale of fractional shares, if any, shall be deducted from the proceeds from the sale.

8. Method of Delivery of Stock Certificates and Other Related Matters

(1) Method of Delivery of Stock Certificates

The Members shall elect one of the two following methods for delivery of stock certificates representing shares (in whole numbers) allotted to them.

If the intention of any Member with respect to the method of delivery cannot be confirmed, stock certificates shall be delivered in the manner set forth in subparagraph (ii).

(i) Use of the Securities Deposit System

Stock certificates will be deposited with Japan Securities Depository Center, Inc.

(ii) Mail

Stock certificates will be delivered by mail.

(2) When Mail does not Arrive

With respect to each policyholder, the Current Company and the New Company will issue every notice and follow every procedure with respect to demutualization using the most recent address that the Current Company or the New Company has on record.

If mail is not deliverable and the Current Company and the New Company are not able to deliver stock certificates and pay proceeds from the sale of fractional shares or make other related payments despite having followed the above mentioned procedures, the Current Company and the New Company shall take the following measures:

(i) Deliver the stock certificates to the transfer agent of the New Company if a Member who fails to receive the delivery requests delivery to the transfer agent of the New Company.

(ii) Pay proceeds from the sale of fractional shares and make other related payments if

a Member who fails to receive the delivery requests payment to the transfer agent of the New Company, but only within (10) years from the relevant sale.

9. Post-Demutualization Policyholder Dividend Policy

(1) Summary

In order to meet the reasonable expectations of policyholders for policyholder dividends, the New Company will establish the post-demutualization policyholder dividend policy. According to this policy, the New Company will calculate profits and losses for every fiscal period by classifying the profits and losses into the categories of participating insurance policies, non-participating insurance policies and non-insurance business pursuant to paragraph (2) below, and determine the amount of policyholder dividends based on such profits and losses classified as participating insurance policies pursuant to paragraph (3) below.

The New Company will credit to the reserve for policyholder dividends an amount equivalent to or exceeding the amount of the policyholder dividends multiplied by a certain ratio, and such amount will be used as funds for policyholder dividends. The "certain ratio" shall be the rate set forth in Article 29 of the Regulations (Ratio to be Multiplied) to be used to calculate the amount to be credited to the reserve for dividends to Members or the reserve for equalizing distributions to Members of a mutual life insurance company under Article 58 (Distribution of Surplus), Sections 2 and 3 of the Law.

The amount credited to the reserve for policyholder dividends shall be allocated to each product category in consideration of the status of profits and losses of that product category (product categories are established according to the nature of insurance policies), and shall be distributed to policyholders of the relevant product category in the manner provided in the insurance clauses of the relevant insurance policy contract.

(2) Classification of Policyholder Dividends

The New Company shall classify profits and losses in the following manner to determine the amount of policyholder dividends. Profits and losses for each category are calculated by including those profits and losses relevant to the insurance policies to be executed after the demutualization. If any new type of insurance policy is adopted after the demutualization, profits and losses relevant to such insurance policy will generally be included either in the category of participating insurance policies or in the category of non-participating insurance policies, depending on whether or not dividends are paid under such insurance policies however; it may be that a new category will be established.

(i) Category of Participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which dividends are paid to policyholders. However, if the insurance clauses of an insurance policy set forth that no dividends will be paid to policyholders in respect of some portion of the insurance, the profits and losses that are related to that relevant portion shall be classified in the category of non-participating insurance policies.

(ii) Category of Non-participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which no dividends are paid to policyholders.

(iii) Category of Non-insurance Business

This category includes profits and losses other than those relevant to insurance policies.

(3) Method of Calculation of Amount to be Paid as Policyholder Dividends

The amount to be paid as policyholder dividends for each fiscal period shall be the amount equivalent to the unappropriated retained earnings for the current fiscal period (before the amount to be credited to the reserve for policyholder dividends is calculated based on the profits and losses of the category of participating insurance policies) minus the amount equivalent to the sum of the following amounts of the relevant category:

(i) Amount of carried over retained earnings;
(ii) Amount of reversal from voluntary reserves in accordance with their use or purpose; and
(iii) Amount calculated pursuant to the provisions of Article 286-3 of the Commercial Code (Deferment of Laboratory and Research Expenses and Development Expenses).

Profits and losses classified under the category of participating insurance policies and profits and losses classified under the category of non-insurance business, as mentioned above, shall include profits and losses classified in the relevant categories in the income statement, as well as profits and losses relevant to the amount to be paid or received between the category of participating insurance policies and the category of non-insurance business (This amount shall be calculated by the New Company, based on criteria deemed by it as reasonable, in order to provide sufficiently for (i) events related to insurance policies in the category of participating insurance policies which may

occur after the relevant fiscal period and the occurrence of which is beyond ordinary expectation or (ii) any possible losses resulting from such event when such is deemed to be realizable).

The following formula governs the relationship between profits and losses of the category of participating insurance policies and the amount to be paid as policyholder dividends:

Ratio set forth in Article 29 of the Regulations (Ratio to be Multiplied)
≦ (Amount to be credited to the reserve for policyholder dividends)
÷{(Amount equivalent to the unappropriated retained earnings for the current fiscal period classified under the category of participating insurance policies) + (Amount to be credited to the reserve for policyholder dividends) - (Sum of the amounts equivalent to subparagraphs (i), (ii) and (iii) above)}

10. Matters Concerning Reorganization Surplus

(1) Establishment of Reorganization Surplus

Reorganization surplus means the amount to be calculated pursuant to the provisions of Article 92 (Reorganization Surplus), Section 1 of the Law, which is equivalent to the portion contributed by former Members and other related amounts from the net assets of the Current Company.

The amount of reorganization surplus calculated as set forth in paragraph (2) below is ¥63,158,381,073.

(2) Method of Calculation of the Amount of Reorganization Surplus

The amount of reorganization surplus was calculated in accordance with the provisions of Article 92 (Reorganization Surplus), Section 3 of the Law and Article 45 (Calculation of the Amount of Reorganization Surplus), Section 1 of the Regulations:

Amount of Reorganization Surplus
= (Net Assets of the Current Company at the Time of Demutualization (Note))
x {(Amount set out in subparagraph (i) below) − (Amount set out in subparagraph (ii) below)} ÷ (Amount set out in subparagraph (i) below)

(i) Amount of the net assets at the time of demutualization (Note) which is evaluated in the same manner as the calculation of the amount of contribution by Members, after deducting the sum of the following amounts at the time of demutualization (Note):

a. Amount to be reserved for the performance of obligations under the insurance policies that are subject to the calculation of the amount of contribution. This amount is calculated similarly to the amount set forth in Article 44 (Calculation of Amount of Contribution by Members), Section 2, Item 2 of the Regulations which calculates the amount of contribution in accordance with Law, Order and Regulations;

b. Amount to be reserved for the performance of obligations under the insurance policies pursuant to which no surplus is to be distributed at the time of demutualization (Note) as set forth in Article 63 (Non-membership Contract), Section 1 of the Law, which is evaluated in almost the same manner as the calculation of the amount referred to in a. above;

c. Amount to be reserved for the performance of obligations of the Current Company at the time of demutualization (Note), which is evaluated in almost the same manner as the calculation of the amount referred to in a. above (excluding amounts set forth in a. and b. above).

(ii) Sum of the amount of contribution by Members that are subject to the calculation of the amount of contribution.

(Note) Actual calculation will be based on the amount of net assets, etc., effective as of the Record Date.

11. Matters Concerning Redemption of Funds

(1) Summary

The Current Company's unredeemed funds are ¥21 billion as of July 30, 2002. All of these funds will be redeemed prior to the date of demutualization pursuant to the provisions of Article 88 of the Law (Redemption of Fund).

(2) Method of Redemption of Funds

The date of redemption of the unredeemed funds will be determined by resolution of the Board of Directors of the Current Company, and the funds will be redeemed prior to the date of demutualization pursuant to the provisions of the fund contribution agreement.

Opinions

[Letterhead of Anderson Mori]

August 1, 2002

To: The Taiyo Mutual Life Insurance Co.

From: Kunihiko Morishita, Attorney-at-law
Shinji Nakamura, Attorney-at-law

Re: Demutualization to a Joint Stock Corporation

We are legal counsel for The Taiyo Mutual Life Insurance Co. (hereinafter referred to as "Taiyo Life") with respect to the demutualization of Taiyo Life into a joint stock corporation (hereinafter referred to as "Demutualization").

In connection with the Demutualization, we have examined the following documents:

(A) Excerpts of the minutes of the meeting of the Board of Directors of Taiyo Life held on January 24, 2002;

(B) The public notice of the record date for the allotment of shares upon Demutualization (hereinafter referred to as the "Record Date") made by Taiyo Life on January 25, 2002;

(C) The document titled "Notice of Transition to Joint Stock Corporation and Listing" dated January 2002 which Taiyo Life sent to its policyholders;

(D) The document titled "Important Notice" and the document titled "Important Notice of Demutualization of Taiyo Life" attached thereto to be delivered by Taiyo Life to persons executing insurance policies with Taiyo Life;

(E) Excerpts of the minutes of the meeting of the Board of Directors of Taiyo Life (hereinafter referred to as the "BOD") dated July 11, 2002;

(F) A copy of the notice of the general meeting of representative members held on July 30, 2002 (hereinafter referred to as the "General Meeting");

(G) Excerpts of the minutes of the General Meeting;

(H) The reorganization plan approved at the General Meeting (hereinafter referred to as the "Reorganization Plan");

(I) Articles of Incorporation approved at the General Meeting (hereinafter referred to as the "Articles of Incorporation of the New Company");

(J) The public notice given by Taiyo Life on July 31, 2002 with respect to the resolution for Demutualization that was resolved at the General Meeting; and

(K) The Document titled "Statement of Reasons for Allotment of Shares."

Further, we examined other related documents and legal issues that we deemed necessary or appropriate for giving the opinions stated below.

Based on our review of these documents, we are of the opinion that, under the Insurance Business Law, the Commercial Code and other laws and ordinances applicable to Taiyo Life, effective as of the date of this opinion (except as otherwise set forth):

1. The procedures necessary for setting March 31, 2002 as the Record Date were taken legally, and the Record Date was effectively set;

2. The documents set out in (D) above are notice that was legally made to advise that Taiyo Life is "in the process of demutualization," which was given to persons who execute insurance policies with Taiyo Life on or after the date of the public notice referred to in (J) in accordance with Article 87, Paragraph 2 of the Insurance Business Law and Article 71, Paragraph 1 of the same Law as applied *mutatis mutandis* under the said Paragraph;

3. Notice of the General Meeting was prepared legally in accordance with Article 86, Paragraph 4 of the Insurance Business Law;

4. The Reorganization Plan was prepared legally in accordance with Article 86, Paragraph 5 of the Insurance Business Law and the Enforcement Regulations of the same Law. The procedures for Demutualization as provided for in the Reorganization Plan are legal;

5. The proposed Articles of Incorporation of the New Company are legal under the Commercial Code in force as of the date of this Opinion and the Amended Commercial Code to be applied on and after the date of implementation of the "Law for Partial Amendment to the Commercial Code, Etc. (Law No. 44 of 2002)" (i.e., April 1, 2003);

6. The appointment of directors, statutory auditors and accounting auditors is legal;

7. The contents of the public notice referred to in (J) above is legal, and the procedures for objections to Demutualization described in the relevant public notice are legal; and

8. The document referred to in (K) above is a statement of reasons which is legal under Article 86-2, Paragraph 1 of the Insurance Business Law and Article 42-2, Item 4 of the

Enforcement Regulations of the same Law.

End

EXHIBIT F

Statutory public notice dated July 31, 2002 in connection with the resolutions of the annual general meeting of representative members with respect to the Demutualization

(English Translation)

(Translation)

July 31, 2002

Public Notice of Resolution of Demutualization

The Taiyo Mutual Life Insurance Co.

2-11-2, Nihonbashi, Chuo-ku, Tokyo

Masahiro Yoshiike
Representative Director and President

The Taiyo Mutual Life Insurance Co. (hereinafter referred to as the "Company") passed the resolution with regard to its demutualization from a mutual life insurance company into a joint stock corporation (*kabushiki kaisha*) as of April 1, 2003 (hereinafter referred to as the "Demutualization") in accordance with Article 86 of the Insurance Business Law at the 55th Annual General Meeting of Representative Members held on July 30, 2002.

Now, therefore, the Company hereto gives the "Public Notice of Resolution of Demutualization" in accordance with Article 87 of the Insurance Business Law.

Summary of the Resolution

1. The Demutualization Plan was adopted.

2. The articles of incorporation of the joint stock corporation after the Demutualization (hereinafter referred to as the "New Company") were drawn up and the directors, statutory auditors and independent accounting auditors of the New Company were elected.

Purpose of Demutualization

The Company is in a healthy financial position, founded on its business in the household market, and has strived to provide products and services of high quality. Due to the rapidly changing environment surrounding the life insurance industry evidenced, for example, by increasingly severe competition and acceleration of reorganization activities in the industry deregulation, however, speedy and flexible management is required.

The purpose of the Demutualization of the Company to a joint stock corporation (*kabushiki kaisha*) under these circumstances is, among other things, to diversify its means of financing for investment in new business areas and its equity capital as well as to further reinforce its management basis and enhance its profit earning capability by ensuring a flexible management strategy (such as incorporation of a holding company by exchange of shares or acquisition of other companies), so that it will remain as a company that earns trust and is chosen by customers and can provide products and services of even higher quality.

While shares will be allotted to members as provided for in the Articles of Incorporation of the Company who are policyholders of the Company entitled to the distribution of surplus pursuant to insurance policy contracts including persons who succeed any and all rights and obligations under the insurance policy contracts of the relevant policyholders in accordance with the provisions of the insurance clauses of the relevant contracts (hereinafter referred to as the "Members") upon the Demutualization of the Company to a joint stock corporation (*kabushiki kaisha*), the Company aims to list shares of the New Company on a securities exchange in the early stages in order to increase the liquidity of the shares allotted to Members.

Capital Amount

The amount of capital of the New Company is ¥37.5 billion, and the New Company will reserve ¥37.5 billion (including loss reserves of the Current Company at the time of demutualization) as capital reserve.

Matters Concerning Allotment of Shares to Members

1. Summary

In accordance with the provisions of Article 89, Section 1 of the Insurance Business Law (Allotment of Shares to Members), the Company will allot shares of the New Company to Members as set forth in paragraph 2 below. No shares will be allotted to policyholders who have executed insurance policy contracts pursuant to which no surplus is distributed.

Pursuant to Article 89 (Allotment of Shares to Members), Section 2 of the Insurance Business Law and Article 44 of the Enforcement Regulations of the Insurance Business Law (Calculation of Amount Contributed by Members), shares will be allotted in proportion to the amount each Member has contributed.

The calculation of the amount contributed and the calculation of the number of shares to be allotted will be performed as set forth in paragraphs 3 and 4 below, respectively.

Notwithstanding the preceding paragraph, if acceptance of the allotment of shares pursuant to Article 89, Section 1 of the Insurance Business Law (Allotment of Shares to Shareholders) and the provisions of the Reorganization Plan constitute a violation of any law or regulation, the equivalent amount of cash shall be delivered in such manner as provided for in paragraph 5 below, pursuant to the provisions of Article 12 of the Enforcement Order of the Insurance Business Law (Delivery of Cash in Lieu of Allotment of Shares).

2. Members to Accept Allotment of Shares

Members who are entitled to the allotment of shares in the New Company shall be those persons who are Members of the Company as of the record date on which Members who are entitled to the allotment of shares upon the Demutualization of the Company are determined (hereinafter referred to as the "Record Date") (March 31, 2002).

3. Method of Calculation of Amount Contributed

(i) Calculation of Amount Contributed by Members

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by

Members), Section 1 of the Enforcement Regulations of the Insurance Business Law, the amount contributed by each Member is the sum of the amount contributed by the relevant Member under each insurance policy effective as of the Record Date pursuant to which surplus is to be distributed. If the amount contributed is zero or negative under an insurance policy, the amount contributed is calculated on the assumption that the amount contributed is zero.

(ii) Calculation of Amount Contributed under Each Insurance Policy

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by Members), Section 2 of the Enforcement Regulations of the Insurance Business Law, the amount contributed under each insurance policy shall be the amount calculated in accordance with the following formula for each category of insurance policies established by the Company, effective as of the Record Date:

Amount contributed under each insurance policy *equals:*
(the sum of insurance premiums received from the time of execution of the relevant insurance policy until the Record Date and profit gained from the investment of the money received as the relevant insurance premium)*; minus*
(the amount attributable to the relevant insurance policy as the amount of insurance claims, refunds and other distributions, operational expenses and other disbursements (including dividends and taxes))*; minus*
(the amount of assets to be reserved for the performance of obligations under the relevant insurance policy (calculated by taking into consideration of the expected future contribution, using reasonable assumptions and discount rates))

4. Method of Calculation of Shares to be Allotted

The number of shares to be allotted to Members who are entitled to the allotment of shares shall be calculated as follows in proportion to the amount contributed by each Member. No shares shall be allotted to a Member whose contributed amount is zero.

Number of shares to be allotted *equals:*
(the total number of shares to be issued upon allotment to Members as a result of the Demutualization (1.5 million shares))*; multiplied by*
(the amount contributed by the relevant Member)*; divided by*
(the sum of the amount contributed by all Members (other than contributions by Members who are prohibited by laws or regulations from holding allotted shares))

5. Delivery of Cash in Lieu of Allotment of Shares

For any Member who is prohibited by laws or regulations from holding allotted shares pursuant to Article 89 of the Insurance Business Law (Allotment of Shares to Members) and the provisions of the Reorganization Plan, the Company shall deliver

cash in the amount corresponding to the amount contributed by such Member in lieu of allotment of shares in accordance with the provisions of Article 12 of the Enforcement Order of the Insurance Business Law (Delivery of Cash in Lieu of Allotment of Shares).

The amount of cash to be delivered to such Member in such circumstance shall be calculated applying following formula and paid to such Member on or after the later of the date on which the amount of cash to be delivered is determined or the date of the Demutualization. No cash shall be delivered to a Member whose contributed amount is zero.

Amount of money to be delivered *equals:*

(the number of shares to be issued upon allotment to a Member whose contributed amount is the same as the relevant Member)*; multiplied by*

(the sale price per share to be determined as provided in " Method of Sale of Shares to be Issued for Fractions of Less Than One Share Arising as a Result of the Allotment of Shares to Members and Method of Calculation of Sale Price, Planned Companies for the Sale and Planned Timing for the Sale" below)

6. Status of Allotment of Shares

The summary of the results of calculation concerning allotment of shares is as follows:

Category		No. of Members		No. of Shares	
			Percentage		Percentage
Members subject to calculation for allotment of shares					
	Members to whom one or more shares will be allotted	321,630	8.4%	603,038	40.2%
	Members to whom only fractional shares will be allotted	2,336,503	61.2%	896,961	59.8%
	Members to whom no shares will be allotted	1,159,095	30.4%	--	--
Members who are prohibited by laws or regulations from holding allotted shares		156	0.0%	--	--
Total		3,817,384	100.0%	1,500,000	100.0%

(NB) For "No. of shares," fractions have been rounded to whole numbers.
For "Percentage," fractions in two decimal places have been rounded to the nearest one decimal place.
The number of shares for "Members to whom one of more shares are allotted" includes fractions less than one share.

Method of Sale of Shares to be Issued for Fractions of Less Than One Share Arising as a

Result of the Allotment of Shares to Members and Method of Calculation of Sale Price, Planned Companies for the Sale and Planned Timing for the Sale

1. Summary

Fractional shares arising as a result of the allotment of shares to Members shall be sold in such manner as provided for in paragraph 2 below in accordance with the provisions of Article 89 (Allotment of Shares to Members), Section 3 of the Insurance Business Law, and each of the relevant Members shall receive payment of money in proportion to the fractional number of the allotted shares as provided for in paragraph 3 below.

2. Method of Sale of Fractional Shares

The New Company plans to list its shares on the stock exchange promptly after the date of the Demutualization, and the fractional shares are expected to be disposed of by means of sale upon listing. In such circumstances, the underwriters for the sale will purchase the relevant shares and then sell the shares so purchased to investors at a sale price to be determined by the book building formula. The price applicable to the sale of shares by the New Company to the underwriters (sale price) is the value underwritten the underwriters, and the total value equals the total issue price minus the proceeds receivable by the underwriters.

If it is expected that the shares will not be able to be listed within one (1) year from the date of Demutualization, however, the New Company will sell the relevant shares to financial institutions within one (1) year from the date of the Demutualization at a price to be determined by using the net asset value formula or other method.

Since there exists no market price on stock exchanges as provided for in Article 89 (Allotment of Shares to Members), Section 3 of the Law, the method of the sale of fractional shares must be approved by a court.

3. Payment of Proceeds from Sale

The proceeds from the sale of fractional shares sold in a manner as provided for in paragraph 2 above (sum of the sale price) shall be paid to each of the relevant Members according to the fractional number of the shares allotted to it after the prompt completion of the sale of all the relevant shares. In such circumstances, expenses for the sale of fractional shares, if any, shall be deducted from the proceeds from the sale.

Matters Concerning Rights of Policyholders after Demutualization

1. Rights under Insurance Policies

The rights as provided for in the insurance clauses of the insurance policy contracts executed before the Demutualization do not change after the Demutualization, except for the rights concerning dividends to Members.

The rights concerning dividends to Members, as set forth in the insurance clauses, will be replaced by the rights concerning policyholder dividends pursuant to Article 114 of the Insurance Business Law (Policyholder Dividends) after the Demutualization.

2. Rights as Members under the Insurance Business Law

The rights of Members of the Company, as provided for in the Insurance Business Law, will no longer be effective upon the Demutualization.

Members who are entitled to the allotment of one or more shares, pursuant to "Matters Concerning Allotment of Shares to Members" above, shall become shareholders of the New Company and will be granted rights as shareholders of a joint stock corporation (*kabushiki kaisha*) under the Commercial Code upon the Demutualization.

Post-Demutualization Policyholder Dividend Policy

1. Summary

In order to meet the reasonable expectations of policyholders for policyholder dividends, the New Company will establish the post-demutualization policyholder dividend policy. According to this policy, the New Company will calculate profits and losses of every fiscal period by classifying the profits and losses into the categories of participating insurance policies, non-participating insurance policies and non-insurance business pursuant to paragraph 2 below, and determine the amount of policyholder dividends based on such profits and losses classified as participating insurance policies pursuant to 3 below.

The New Company will credit to the reserve for policyholder dividends an amount equivalent to or exceeding the amount of the policyholder dividends multiplied by a certain ratio, and such amount will be used as funds for policyholder dividends. The "certain ratio" shall be the rate set forth in Article 29 of the Enforcement Regulations of the Insurance Business Law (Ratio to be Multiplied) to be used to calculate the amount to be credited to the reserve for dividends to members or the reserve for equalizing distributions to Members of a mutual life insurance company under Article 58 (Distribution of Surplus), Sections 2 and 3 of the Insurance Business Law.

The amount credited to the reserve for policyholder dividends shall be allocated to each product category in consideration of the status of profits and losses of that product category (product categories are established according to the nature of insurance policies), and shall be distributed to policyholders in the relevant product category in a manner providedin the insurance clauses of the relevant insurance policy contract.

2. Classification of Policyholder Dividends

The New Company shall classify profits and losses in the following manner to determine the amount of policyholder dividends. Profits and losses for each category are calculated by including those profits and losses relevant to the insurance policies to be executed after the Demutualization. If any new type of insurance policy is adopted after the Demutualization, profits and losses relevant to such insurance policy will be generally included either in the category of participating insurance policies or in the category of non-participating insurance policies, depending on whether or not dividends are paid under such insurance policies however; it may be that a new category may be established.

(i) Category of Participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which dividends are paid to policyholders. However, if the insurance clauses of an insurance policy set forth that no dividends will be paid to policyholders in respect of some portion of the insurance, the profits and losses that are related to the relevant portion shall be classified in the category of non-participating insurance policies.

(ii) Category of Non-participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which no dividends are paid to policyholders.

(iii) Category of Non-insurance Business

This category includes profits and losses other than those relevant to insurance policies.

3. Method of Calculation of Amount to be Paid as Policyholder Dividends

The amount to be paid as policyholder dividends for each fiscal period shall be the amount equivalent to the unappropriated retained earnings for the current fiscal period (before the amount to be credited to the reserve for policyholder dividends is calculated based on the profits and losses of the category of participating insurance policies) minus the amount equivalent to the sum of the following amounts of the relevant category:

(i) Amount of carried over retained earnings;
(ii) Amount of reversal from voluntary reserves in accordance with their use or purpose; and
(iii) Amount calculated pursuant to the provisions of Article 286-3 of the Commercial Code (Deferment of Laboratory and Research Expenses and Development Expenses).

Profits and losses classified under the category of participating insurance policies and profits and losses classified under the category of non-insurance business, as mentioned above, shall include profits and losses classified in the relevant categories in the income statement, as well as profits and losses relevant to the amount to be paid or received between the category of participating insurance policies and the category of non-insurance business (This amount shall be calculated by the New Company, based on criteria deemed by it as reasonable, in order to provide sufficiently for (i) events related to insurance policies in the category of participating insurance policies which may occur after the relevant fiscal period and the occurrence of which is beyond ordinary expectationor (ii) any possible losses resulting from such event when such event is deemed to be realizable).

The following formula governs the relationship between profits and losses of the category of participating insurance policies and the amount to be paid as policyholder dividends:

Ratio set forth in Article 29 of the Enforcement Regulations of the Insurance Business Law (Ratio to be Multiplied)
≦ (Amount to be credited to the reserve for policyholder dividends)
÷{(Amount equivalent to the unappropriated retained earnings for the current fiscal period classified under the category of participating insurance policies)
\+ (Amount to be credited to the reserve for policyholder dividends) - (Sum of the amounts equivalent to subparagraphs (i), (ii) and (iii) above)}

Concerning Objections from Policyholders

Based on the provisions of Article 87 of the Insurance Business Law, the policyholders of the Company as of the date of this Public Notice may raise objections to the Demutualization of the Company. If the objections received by the Company meet both of the following conditions (1) and (2), the approval of the General Meeting of Representative Members shall be invalid:

(1) The number of the policyholders raising objections exceeds one fifth of the total number of policyholders; and

(2) The amount of the claims under the insurance contracts of the policyholders who raised objections exceeds one fifth of the total amount of all policyholders.

If one of the above conditions (1) or (2) is not met, the Demutualization will be conducted.

If you would like to raise an objection to the Demutualization of the Company, please send an official post card stipulating the following required entries by mail to the address described below. If you approve the Demutualization of the Company, it is not necessary to

follow these procedures.

(Required Entries)

① Address and Telephone Number
② Full Name (Please sign and attach a seal. Please also show the reading by writing *kana* at its side.)
③ Date of Birth (Not needed if the policyholder is a corporation.)
④ The Insurance Certificate Number (If you have entered into two or more insurance contracts, please only fill in one number of them.)
⑤ Please state that you raise an objection to the Demutualization.

(Mail Address)

Demutualization Secretariat,
The Taiyo Mutual Life Insurance Co.
2-11-2, Nihonbashi, Chuo-ku, Tokyo 103-0027

(Attention)

- Those objections by mail are valid if they received the Company by September 30, 2002.

- Those objections by mail are valid if they stipulate the above required entries ①-⑤ completely and properly.

Schedule for Future

The Demutualization will be effective on April 1, 2003 on condition that it is approved by supervisory authorities and other requirements for demutualization prescribed in the Insurance Business Law are supplied.

※ As to this matter, you can refer to the Company's call center (toll-free number).

Toll-free Number: 0120-338-696

◆Call center operating hours: 9:00 - 18:00, Monday - Friday (except Saturdays, Sundays and holidays)

The number of shares allotted to each member will be notified separately sometime during August in 2002.

Balance Sheet
As of March 31, 2002

(in millions of yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Cash and deposits:	**49,941**	**Policy reserves:**	**6,455,343**
Cash	3,500	Reserve for outstanding claims	22,458
Deposits	46,441	Policy reserve	6,358,848
Call loans	**101,580**	Reserve for dividends to policyholders	74,036
Monetary claims purchased	**54,995**	**Reinsurance accounts payable**	**24**
Money held in trust	**95,933**	**Other liabilities**	**121,161**
Securities:	**3,883,756**	Borrowed money	85,000
Government bonds	1,383,781	Accrued liabilities	2,363
Local bonds	459,914	Accrued expenses	8,419
Corporate bonds	723,006	Income in advance	528
Shares	601,773	Deposits	562
Foreign securities	686,132	Deposits received for guarantees	5,231
Other securities	29,148	Derivatives	7,032
Loans receivable:	**2,309,929**	Deferral hedge income	11,472
Policy conditions loans	140,623	Suspense receipts	547
Ordinary loans	2,169,305	Other liabilities	3
Real estate and movables:	**191,962**	**Reserve for retirement benefits**	**25,018**
Lands	110,220	**Reserve for retirement benefits for directors and statutory auditors**	**457**
Buildings	70,015	**Reserve for price fluctuations**	**54,911**
Movables	383	**Total liabilities**	**6,656,917**
Construction in progress	11,343	(Capital)	
Agency accounts receivable	**18**	**Fund**	**24,000**
Reinsurance accounts receivable	**1**	**Legal reserve**	**7,284**
Other assets:	**73,620**	Reserve for revaluation	13
Accounts receivable	6,787	Reserve for redemption of capital fund	7,000
Prepaid expenses	777	Reserve for compensation payments	271
Accrued revenue	33,671	**Unrealized loss due to land revaluation**	**(21,163)**
Fund deposits	235	**Surplus**	**136,533**
Deposited margin on futures investments	885	Unappropriated reserve	99,798
		Reserve for amortization of fund	24,000
Derivatives	13,854	Reserve for interest on fund	531
Suspense payments	5,008	Reserve for balanced dividends to	74,514
Other assets	12,399	Compressed reserve for real estate	615
Deferred tax assets	**66,120**	Other reserve	137
Deferred tax assets on land revaluation	**11,956**	Unappropriated surplus in current year	36,734
		(Surplus in current year)	(11,358)

		Net unrealized gains on investments	**30,457**
Allowance for doubtful accounts	**(5,786)**	**Total capital**	**177,111**
Total assets	**6,834,028**	**Total liabilities and capital**	**6,834,028**

(Amounts are rounded to nearest million yen.)

July 31, 2002

Public Notice of 2001 Financial Settlement

The Taiyo Mutual Life Insurance Co.

2-11-2, Nihonbashi, Chuo-ku, Tokyo

Masahiro Yoshiike
Representative Director and President

Summary of Balance Sheet
(As of March 31, 2002)

(in millions of yen)

Assets	Amount	Liabilities and Capital	Amount
Cash and deposits	**49,941**	**Policy reserves**	**6,455,343**
Call loans	**101,580**	**Other liabilities**	**121,643**
Monetary claims purchased	**54,995**	**Reserve for retirement benefits**	**25,018**
Money held in trust	**95,933**	**Reserve for price fluctuations**	**54,911**
Securities	**3,883,756**	**Total liabilities**	**6,656,917**
Loans receivable	**2,309,929**	**Fund**	**24,000**
Real estate and movables	**191,962**	**Legal reserve**	**7,284**
Other assets	**73,640**	**Unrealized Loss due to land revaluation**	**(21,163)**
Deferred tax assets	**66,120**	**Surplus**	**136,533**
Deferred tax on revaluation	**11,956**	(Surplus in current year)	(11,358)
Allowance for doubtful accounts	**(5,786)**	**Net unrealized gains on investments**	**30,457**
		Total capital	**177,111**
Total assets	**6,834,028**	**Total liabilities and capital**	**6,834,028**

(NB)

1. The revaluation method prescribed in Article 3, Paragraph 3 of the Law Concerning Land Revaluation calculates the value of lands with reasonable adjustments in accordance with Article 2, Items 1, 2 and 5 of the Enforcement Order of the Law Concerning Land Revaluation and other related provisions.
2. The amount of net assets prescribed in Article 55, Paragraph 2, Item 6 of the Insurance Business Law is ¥30,213 million.
3. Loans receivable is inclusive of loans to financially impaired parties in the amount of ¥89 million, overdue loans of ¥1,915 million, overdue loans not shorter than three (3) months of ¥6,504 million and restructured loans of ¥5,764 million(total amount: ¥14,274 million.
4. The solvency ratio regarding the conditions of enhanced ability to pay insurance benefits, etc. is 768.8%.
5. The amount of reversal of reserve for dividends to members by distribution of dividends is ¥18,540 million.
6. Major items of other asserts are accrued revenue and derivatives.
7. Major items of other liabilities are borrowed money and deferral hedge income.

Summary of Statement of Operations
(From April 1, 2001 to March 31, 2002)

(in millions of yen)

Item		Amount
Ordinary profits and losses	**Ordinary revenue**	**1,591,001**
	Income from premiums, etc.	1,019,041
	Revenue from investment	244,464
	Other ordinary revenue	327,495
	Ordinary expenses	**1,572,834**
	Payment of insurance benefits, etc.	1,368,304
	Provision for policy reserves, etc.	4,696
	Investment expenses	79,734
	Business expenses	85,049
	Other expenses	35,050
	Ordinary profits	**18,167**
Extraordinary profits and losses	**Extraordinary profits**	**1,207**
	Gains on disposal of assets	262
	Reversal of allowance for doubtful accounts	755
	Other extraordinary profits	189
	Extraordinary losses	**9,192**
	Losses on disposal of assets	1,738
	Provision for reserve for price fluctuations	6,929
	Other extraordinary losses	524
Surplus before tax in current year		**10,181**
Corporation tax and residential tax		**661**
Adjusted amount of corporation and other taxes		**(1,838)**
Surplus in current year		**11,358**
Surplus carried forward		**25,366**
Amount of liquidation of subsidies for social welfare service		**10**
Unappropriated surplus in current year		**36,734**

(NB)

1. Other major items of ordinary revenue are reversal of policy reserves and amounts received for deferred insurance benefits.
2. Other major items of ordinary expenses are payments for deferred insurance benefits and taxes.

Notice of Outcome of
the 55th Annual General Meeting of Representative Members

Major items reported and resolved at the 55th Annual General Meeting of Representative members held on July 30, 2002 are as follows:

1. Summaries of 2001 Balance Sheet, Statement of Operations and Document of Resolution on Surplus Appropriation are shown in the above Public Notice of Financial Settlement and as follows.
2. Messrs. Minoru Suzuki, Takuhiko Tsuruta and Yoshiyuki Yamamoto were elected for councilors.
3. Messrs. Minoru Suzuki, Takuhiko Tsuruta, Sadakane Doi, Naofumi Niikura, Yoji Yamada and Yoshiyuki Yamamoto were elected for members of the selection committee for candidates for representative members.
4. Messrs. Masahiro Yoshiike and Michio Takashima were re-elected for directors. Mr. Ryoichi Kawai retired from the position of director. Mr. Osamu Mizuyama retired from the position of director on September 26, 2001.
5. Mr. Nobumasa Harada was re-elected for a statutory auditor.
6. The Reorganization Plan was adopted. Major contents are shown in the Public Notice of Resolution of Demutualization.
7. Messrs. Masahiro Yoshiike, Masao Matsuzawa, Kunio Ikeda, Katsuro Oishi, Seiji Wakai, Michio Takashima, Masahiko Yoshioka, Kinya Hongo, Kenji Nakagome, Masami Asakura, Tamiji Matsumoto and Katsuhide Tanaka were elected for directors of the joint stock corporation after the Demutualization.
8. Messrs. Yo Matsushige, Shigetake Ogata, Eiichiro Okumoto and Nobumasa Harada were elected for statutory auditors of the joint stock corporation after the Demutualization. Mr. Shigetake Ogata is an external auditor, as prescribed in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-kaisha.
9. Shin Nihon & Co. was elected for the independent accounting auditor of the joint stock corporation after the Demutualization.

Summary of Document of
Resolution on Surplus Appropriation
(From April 1, 2001 to March 31, 2002)

(in millions of yen)

Item	Amount
Unappropriated surplus for current term	**36,734**
Amount of reversal of unappropriated reserve	17
Amount of reversal of compressed reserve for real estate	17
Total	**36,752**
Amount of surplus appropriation	**11,386**
Reserve for dividends to members	10,855
Balanced net surplus	530
Reserve for compensation payments	40
Compressed reserve for real estate and other	490
Unappropriated surplus for next term	**25,366**

EXHIBIT G

Statutory public notice dated August 1, 2002, distributed to policyholders and summarizing important issues relating to the proposed Demutualization and the plan of reorganization approved by resolutions of the 55th annual general meeting of representative members

(English Translation)

[NB: THE FOLLOWING ENGLISH TRANSLATION IS FOR CONVENIENCE PURPOSES ONLY. THE JAPANESE VERSION IS THE ORIGINAL AND OFFICIAL VERSION.]

Notice of Explanation of Demutualization and Listing

To Our Policyholders



Please let me begin by expressing my gratitude for your ongoing support of Taiyo Life.

Japanese life insurers continue to face an extremely harsh business environment as interest rates remain low, share prices have plunged, and the economy remains mired in recession.

With a view to maintaining the trust of our customers and providing them with greater peace of mind amidst these difficult circumstances, Taiyo Life has been preparing for the process of demutualization (conversion from a mutual company to a joint-stock corporation) and stock market listing.

Our decision to become a joint-stock corporation as of April 1, 2003 was approved by a vote at the annual general meeting of representative policyholders on July 30, 2002. It is our intention to list Taiyo Life shares on the stock exchange on the same day (April 1, 2003) or as soon as possible afterwards. These measures will enable us to improve management transparency and further improve our company's financial health.

Taiyo Life's business vision centers around two key objectives: to become a lifelong partner of our customers by providing the household market with the best possible products and services, and to establish a robust profit base with a view to constantly improving enterprise value. The process of demutualization and stock market listing is aimed at deepening the trust that has been placed in Taiyo Life by our customers.

We sincerely hope to receive your continued support as we make every effort to ensure that the transition proceeds smoothly.

August 2002

吉池正博

Masahiro Yoshiike

President and Representative Director
The Taiyo Mutual Life Insurance Co.

Details of matters approved at annual general meeting of representative policyholders

This pamphlet summarizes important issues relating to the proposed reorganization (demutualization) of Taiyo Life, and details the "Reorganization Plan" which has been approved at a general meeting of representative policyholders. We can assure you that we will continue our efforts to maintain the trust of our customers after the reorganization.
Please read this pamphlet carefully in order to gain a better understanding of the process of demutualization and stock market listing.

In accordance with Article 86 of the Insurance Business Law, the July 30, 2002 annual general meeting of representative policyholders adopted resolutions on matters relating to the reorganization (demutualization) of Taiyo Life as of April 1, 2003.

□ **The meeting of representative policyholders adopted resolutions on the following matters:**

1. **The Reorganization Plan**
2. **Articles of incorporation for the joint-stock corporation to be created as a result of the reorganization (hereafter, "the New Company")**
3. **The appointment of directors, auditors, and accounting auditors for the New Company**

   When discussing the proposed reorganization, it is assumed that:
   □ **Objections from policyholders will not meet statutory requirements**
   □ **The reorganization will be approved by the relevant regulatory authorities**

□ **Overview of the New Company**

Trade name: Taiyo Life Insurance K.K.
Capital: 37.5 billion yen
Number of shares to be issued as policyholder (member) allotments: 1.5 million

Table of Contents

For a detailed explanation of terms marked with an asterisk (*) in the text, please see the "Explanation of Terms" on Page 13.

Q & A

Nine important points

– Your Questions Answered –

Question 1 **What is the purpose of this pamphlet?**

A To explain Taiyo Life's proposed demutualization and stock market listing[*1] to our policyholders.

Question 2 **What are the reasons behind the decision to demutualize?**

A We have maintained a sound financial base and a strong reputation despite dramatic changes in the environment facing Japanese life insurers. Becoming a joint-stock corporation will enable us to further strengthen our management base and pursue business and management strategies which are tailored to the needs of the times. We will also be able to take full advantage of the benefits enjoyed by stock companies, thereby enabling us to provide our customers with products and services which are even better than our present lineup.

For further details, please see Pages 5 - 6

Question 3 **What is the schedule for demutualization?**

A Assuming that we receive the necessary approval from the relevant regulatory authorities, we will become a joint-stock corporation as of April 1, 2003. We plan to list the New Company on the stock exchange on the same day as demutualization or as soon as possible thereafter.

For further details, please see Page 7

Question 4 **Will the terms of my insurance policy change?**

A *There will be no change whatsoever to policy terms such as insurance benefits or premiums as a* result of demutualization, nor will there be any change to application or other procedures.

For further details, please see Page 8

Question 5 **What will happen to my policy dividends?**

A We will continue to pay policyholder dividends after we become a joint-stock corporation, and will endeavor to pay dividends which are in line with our policyholders' expectations.

For further details, please see Page 8

Question 6 Why will I receive an allotment of shares?

A

Under Article 89 of the Insurance Business Law, in the event of a reorganization from a mutual company to a joint-stock corporation, policyholders receive an allotment of shares*2 which is based on their contribution (i.e., the contributions under a policyholder's policies to the company's net assets). Contributions have been calculated in a fair and equitable manner by a third-party actuarial agency.

For further details, please see Pages 9~11

Question 7 How many shares will I receive?

A

Please refer to the "Notification of Share Allotment Calculation Results" (enclosed with this pamphlet).

* Please note that if you commenced or reinstated a policy on or after April 1, 2002 and did not have a dividend-paying policy in effect as of the compensation date of record (March 31, 2002), you are not eligible to receive an Allotment of shares, and a "Notification of Share Allotment Calculation Results" has not been enclosed with this pamphlet.

For further details, please see Pages 9~11

Question 8 Do I have to pay any money in order to receive my allotment of shares?

A

No. Your share allotment will be based on your contribution to the company's assets, and you will not be required to make any payment.

Question 9 Do I need to complete some sort of procedure if I have been allotted a whole number of shares?

A

Policyholders who have been allotted a whole number of shares (without any fractions of a share) should complete the "Confirmation of Share Receipt Method" (enclosed with this pamphlet) and return it to the company.

For further details, please see the information enclosed with this pamphlet

Purpose of Demutualization and Stock Market Listing

As economic globalization continues, Japanese financial institutions are being forced to compete on the global stage.
The environment facing financial institutions is undergoing radical change, and insurers are being called upon to diversify their operations and increase their capacity to raise capital. Taiyo Life has maintained a sound financial base and a strong reputation, but in order to survive these challenging times, we believe the best option is to demutualize and list our company on the stock market, as this will enable us to construct a robust management base which is able to cope in any environment, and will allow us to continue to reward the trust placed in us by our customers.

Becoming a joint-stock corporation will enable us to pursue business and management strategies which are tailored to the needs of the times and which are not possible while we remain a mutual company, such as the establishment of a holding company and other such strategies*3. It will also provide our company with a wider range of fundraising options by allowing us to issue shares.

Becoming a joint-stock corporation will also make our company's management more transparent to our policyholders, shareholders*4, and the market as a whole, and place us in a better position to boost profitability and provide our customers with better products and services. Our preparations for demutualization and stock market listing will have a substantial cost in terms of money and time, but we


Demutualization and stock market listing
Strengthening of management base
Improved management transparency
Diversification of fundraising methods
Flexibility of management strategy
Improved profitability
We seek to build on our reputation and provide our customers with greater satisfaction
Provision of superior products and services
Maintenance of superior financial health

can assure you that we will do everything possible to ensure that the benefits vastly outweigh these costs.

Major differences between a mutual company and a joint-stock corporation

	Mutual company	Joint-stock corporation
Attributes	• An "intermediate corporation" established in accordance with the Insurance Business Law without the intention of commercial gain or public utility • Established for the purpose of providing members (policyholders) with insurance coverage	• A corporation established in accordance with the Commercial Code for the purpose of commercial gain • Profits generated by commercial activities are distributed to the company's shareholders
Constituent members	Policyholders / members*5	Shareholders
Highest ranking decision-making body	Annual general meeting of representative policyholders*6	Annual general meeting of shareholders
Capital	**Funds** • Obligation to repay principal • Necessary to pay interest • In order to increase funds, the company articles of incorporation must be amended by a vote at the annual general meeting of representative policyholders	**Capital stock** • No obligation to repay capital stock • Shares may be issued (up to the maximum amount initially approved) based on a vote by the board of directors • Funds can be raised from a wide range of investors participating in the capital market

■ T&D Insurance Group

In January 1999 we reached an agreement with Daido Life Insurance Co. (then a mutual company, now a joint-stock corporation) regarding a comprehensive business alliance based around a holding company structure, and the T&D Insurance Group has since fleshed out the details of cooperative activities in various business areas. T&D Financial Life Insurance Co. (formerly Tokyo Mutual Life Insurance Co.) joined the T&D Insurance Group in October 2001, and has played a vital role in the deployment of the group's strategy by extending our business operations into new areas such as variable annuities. Daido Life demutualized and listed on the stock market in April 2002, and Taiyo Life is scheduled to follow suit in April 2003. Once the necessary conditions are in place (hopefully by April 2004), the T&D Insurance Group plans to establish and list a joint holding company. The various companies in the T&D Insurance Group will share a common managerial creed-"To contribute to people and society by creating value through a process of challenge and discovery (T&D = Try & Discover)"-with each company seeking to take full advantage of its particular strengths and thereby contribute to the realization of the holding company vision and the enhancement of group value.

Future vision for the corporate group



T&D Insurance Group Holding Company
(to be established in April 2004)
Tie-ups
Nonlife insurance
Nursing care
Financial One
Insurance business
Common infrastructure support
Asset management business
Other fund management operations
T&D Career Step
T&D Confirm
T&D administrative services company
T&D information systems
Taiyo Life Insurance K.K.
Daido Life Insurance K.K.
T&D Financial Life Insurance K.K.
T&D Asset Management
T&D leasing company
T&D Credit Guarantee
New operations

■ An alliance spanning five financial sectors (Financial One)

In July 1999, we agreed to form an alliance with various companies from the banking, trust banking, securities, and insurance sectors with a view to providing comprehensive financial services aimed at enhancing customer convenience. We have since been developing a range of joint services with these companies based on a joint fund named "Financial One." As of July 2002, the group consists of Taiyo Life, UFJ Bank, UFJ Trust Bank, UFJ Tsubasa Securities, Daido Life, and NIPPONKOA Insurance.

■ **Business alliance with NIPPONKOA Insurance Co., Ltd.**

In August 2001 we agreed to enter into a business alliance with NIPPONKOA Insurance. This alliance will enable us to increase customer satisfaction by providing high-quality products and services in the area of nonlife insurance, thereby boosting our presence as a comprehensive insurance provider. We have already concluded a nonlife insurance agency consignment contract with NIPPONKOA Insurance, and commenced sales of our company's products through NIPPONKOA's sales and collection staff in March 2002.

Demutualization Schedule

Taiyo Life will convert from a mutual company to a joint-stock corporation as of April 1, 2003



March 31, 2002	*Compensation date of record*	Actuarial contributions are to be calculated to ensure a smooth process in the allotment of shares in line with demutualization, and this date is to be used to identify the policies and policyholders for which calculations are to be performed.
July 16, 2002	**Availability of documents relating to reorganization**	The "Reorganization Plan" and articles of incorporation for the New Company are to be available for viewing at our head office from July 16, 2002 through September 30, 2003
July 30, 2002	**Annual general meeting of representative policyholders**	This meeting provided the necessary approval for the "Reorganization Plan" and other matters relating to demutualization. The results of the resolutions adopted at the meeting were officially announced the following day. Any objections must be lodged by policyholders by September 30, 2002.
At Present	***Notification of share allotment* calculation results, etc.**	Notification of the number of shares you will receive.
October 2002 onwards	**Application for approval from relevant regulatory authorities**	Provided that insufficient objections are lodged, we will seek the necessary approval for the reorganization process.
Around March 2003	**Determination of sale price for fractional shares**	It is anticipated that shares will be sold off through an "offer for sale" at the time of our company's listing on the stock market.
April 1, 2003	**Reorganization**	Provided that the necessary approval is obtained from the relevant regulatory authorities, Taiyo Life will become a joint-stock corporation. The reorganization will be officially announced as of this date, and the necessary registration procedures will be completed in a timely manner.
	Listing of shares	It is our intention to list Taiyo Life on the stock exchange on this date or as soon as possible afterwards.
	Delivery of share certificates and payment of cash	It is anticipated that share certificates (corresponding to whole-number allotments of shares) will be delivered sometime in April 2003. Cash payments (corresponding to fractional shares) will be made sometime after mid-April 2003.

This schedule is current as of July 2002, but is subject to change.

Impact on Policyholders

There will be no change to policy terms such as insurance benefits or premiums

■ The rights set out in your insurance policies will not be affected

Your rights to receive surrender benefits or insurance benefits (upon death or maturity) will remain unchanged after demutualization, and procedures for making premium payments, terminating policies, taking out loans, and receiving payment upon maturity will not be affected.

Member dividends will continue to be paid to our policyholders in the form of policyholder dividends. A portion of our company's profits will be distributed to our shareholders after policyholder dividends have been paid, but our policies relating to policyholder dividends following reorganization are to be stipulated in the New Company's articles of incorporation in accordance with Article 86 of the Insurance Business Law, and we will endeavor to pay dividends which are in line with our policyholders' expectations.

* Policies relating to policyholder dividends
In order to ensure that policyholders receive the same treatment as they did when Taiyo Life was a mutual company, we will pay an amount equal to or greater than "the amount of member dividends to be paid by a mutual company out of surplus" (as stipulated under the law) as policyholder dividends out of the profits generated by dividend-paying insurance policies.

■ The right to participate in company management will be transferred to shareholders

In the case of a mutual company, holders of dividend-paying insurance policies possess the right to participate in the company's management (including voting rights), but these rights will be transferred to shareholders as a result of demutualization.
Policyholders who receive one or more shares in the New Company based on the results of the calculation of actuarial contributions will become shareholders in the New Company, and will possess rights as shareholders in addition to their rights as policyholders.

The Rights of Policyholders


<At present>
The Taiyo Mutual Life Insurance Co.
Members (policyholders)
Rights under insurance policies
(rights to receive insurance benefits (death / maturity), surrender benefits, etc.)
Right to receive policyholder dividends
Right to participate in company management
Unchanged
We will endeavor to pay dividends which are in line with our policyholders' expectations
To be transferred
<After demutualization>
Taiyo Life Insurance K.K.
Policyholders
Rights under insurance policies
(rights to receive insurance benefits (death / maturity), surrender benefits, etc.)
Right to receive policyholder dividends
Shareholders
Right to receive shareholder dividends
Right to participate in company management
• Holders of non-dividend-paying policies are not considered "members"

Share Allotments (1)

Policyholders will be allotted shares based on the size of their contributions

As part of the process of demutualization, policyholders who held dividend-paying insurance policies which were effective as of the date of record for compensation (March 31, 2002) will receive an allotment of shares in the New Company which is based on their actuarial contribution (i.e., the contribution of the policyholder's policies to the company's net assets). A policyholder will not receive an allotment of shares if the relevant calculations determine that policyholder's actuarial contribution to be zero or negative.

Policyholders who are allotted one or more shares in the New Company will become shareholders in the New Company. Fractions less than one share will be sold off in bulk at the time of listing, with the proceeds to be paid out in cash (after deducting the costs associated with the sale).

It is anticipated that the offer price*7 will be determined by a book-building method*8 (a survey of demand to be conducted by securities companies prior to the offer for sale).

* Where the law precludes a policyholder from receiving an allotment of shares, the cash amount corresponding to that policyholder's actuarial contribution will be paid to the policyholder in lieu of shares.

■ Calculation of number of shares to be allotted to each policyholder

Insurance policy

Insurance type	Insured amount	Duration

Calculation of actuarial contribution for each policy

For policyholders holding multiple policies, the total actuarial contribution for all such policies is to be used to determine the number of shares to be allocated

Number of shares to be allotted to each policyholder = **Total number of shares to be issued (1.5 million)** × **Policyholder's actuarial contribution / Total actuarial contribution for all policyholders**

- Where a policyholder held a single insurance policy with a negative actuarial contribution, the actuarial contribution of this policyholder was deemed to be zero.
- Where a policyholder held multiple insurance policies and the actuarial contribution of an individual insurance policy was found to be negative, the contribution of this policy was deemed to be zero for the purpose of calculating the total actuarial contribution for the policyholder in question.

* Calculation of actuarial contribution for each policy


Actuarial contribution for a given policy
=
Insurance premium
+
investment returns
-
Insurance benefit payments and other operating expenses
+
reserves set aside for future payments
Future receipts of insurance premiums and payments of insurance benefits are taken into account.

Please refer to Page 21 for a summary of the calculation results.

Policyholders shall receive shares or cash based on the results of our calculations

■ **Share allotments**


Results of calculation of share allotment
Where the allotted number of shares is at least one and includes a fractional
Policyholder to receive share(s) and cash
Where the allotted number of shares is a whole number
Policyholder to receive share(s)
Where the allotted number of shares is less than one
Policyholder to receive cash
Where the allotted number of shares is zero
Policyholder to receive neither shares nor cash
(Example) 1.7 shares
(Example) 1.0 shares
(Example) 0.7 shares
Integer multiples of one share
Shares to be delivered in April 2003
(Please complete the "Confirmation of Share Receipt Method" (enclosed with this pamphlet) and return it to the company.)
Fractions less than one share
Cash to be paid sometime after mid-April 2003

- Shares are to be allotted to the holder of the policy (or policies) in question as of the compensation date of record, even if changes have occurred since that date.
- Shares are to be allotted to the policyholder, even in cases where premiums are paid by a separate party.

■ **Notes regarding taxation**

Shares or cash received by policyholders in relation to the demutualization process are taxable. The taxable amount is the offer price in the case of whole numbers of shares and the actual amount of cash received in the case of fractional shares (the offer price minus costs associated with the sale). Where shares or cash are received by a corporation, the relevant amount must be included in gross revenue.

Taxable amount

- **In the case of whole numbers of shares: ....Offer price**
- **In the case of fractional shares:..................Offer price –associated with the sale**

(the actual amount of cash received)

Calculation of contributions was based on insurance policies effective as of the compensation date of record (March 31, 2002)

■ Insurance policies for which actuarial contributions and share allotments were calculated

Actuarial contributions and share allotments were calculated for all dividend-paying insurance policies which were effective as of the compensation date of record (March 31, 2002), i.e., policies for which the first premium had been paid as of March 31, 2002 and for which the company was liable to provide insurance coverage.

Actuarial contributions were not calculated for the following dividend-paying insurance policies

- Policies which were extinguished prior to the compensation date of record due to cancellation, death, etc.
- Policies for which the insured period ended on or before March 30, 2002 (one day prior to the compensation date of record)
- Policies which had lapsed as of the compensation date of record (including lapsed policies which were reinstated after the compensation date of record)
- Insurance policies for which Taiyo Life was not liable to provide insurance coverage as of the compensation date of record
- Insurance policies which were entered into after the compensation date of record


Compensation date of record (March 31, 2002)
Eligible to receive share allotment
Policies which remained in force after March 31, 2002
Policies for which the insured period ended on March 31, 2002
Not eligible to receive share allotment
Policies which were extinguished prior to March 31, 2002 due to cancellation, death, etc.
Policies for which the insured period ended prior to March 31, 2002
New policies commencing on or after April 1, 2002

Lodging Objections

No action is necessary unless objecting to the company's reorganization

■ Lodging Objections

Under the provisions of Article 87 of the Insurance Business Law, Taiyo Life policyholders as of the date on which the approval of the reorganization plan is officially announced (July 31, 2002) are entitled to lodge an objection to the company's reorganization. In the event that objections to reorganization satisfy both of conditions (1) and (2) below, the approval of the annual general meeting of representative policyholders shall be nullified.

(1) The number of policyholders who have lodged objections exceeds 20% of the total number of policyholders

(2) The asset amount corresponding to insurance policies for policyholders who have lodged objections exceeds 20% of the total asset amount for all policyholders

In the event that both of these conditions are not satisfied, the reorganization will go ahead.

<How to Lodge an Objection>

If objecting to the company's proposed reorganization, please write the following information on a standard postcard and send it to the following address by postal mail.

If not objecting to the company's proposed reorganization, no action is necessary.

[Information to be Provided]

1. Address and telephone number of policyholder
2. Name of policyholder (please provide your signature / seal, and Japanese phonetic reading where necessary)
3. Date of birth (N/A where the policyholder is a corporation)
4. Insurance certificate number (if holding multiple policies, please provide the insurance certificate number for one of these policies)
5. Please note the fact that you are objecting to the reorganization

[Mailing Address]

Reorganization Secretariat
The Taiyo Mutual Life Insurance Co.
2-11-2 Nihonbashi, Chuo-ku, Tokyo, Japan
103-0027

- Objections will only be considered valid if received by the company by September 30, 2002
- Objections will only be considered valid if Items 1-5 have been completed accurately and without omission
- With the exception of policyholders for whom an insurance benefit payment event has occurred as of July 31, 2002, policyholders are not entitled to lodge objections as creditors under the provisions of Article 100 of the Commercial Code
- It is anticipated that the outcome of any objections will be announced in the Nihon Keizai Shimbun and on the Taiyo Life web page before the end of October 2002

Please read this pamphlet carefully before deciding whether or not to lodge an objection.

A detailed explanation of the terms used throughout this document

*1 Listing on a stock market

The process of enabling shares to be traded on an exchange such as the Tokyo Stock Exchange. Policyholders who have received an allotment of shares in line with the stock market listing will be free to trade their shares on this exchange.
A stock market listing will also provide the company with greater fundraising flexibility and boost the name recognition of the company.

*2 Shares

A "share" refers to the status of a shareholder in a joint-stock corporation (and the various rights belonging to that shareholder). A share certificate represents the status of a shareholder in tangible form. Share certificates may be transferred, enabling one's status as shareholder in a company to be transferred to another party.

*3 Holding company

A "holding company" is a company established for the purpose of holding another company's shares. Actual business operations are conducted by one or more subsidiaries of the holding company. In particular, a holding company with one or more subsidiaries engaged in the insurance business is referred to as an "insurance holding company." By ensuring that the individual firms which operate under the umbrella of the insurance holding company in a variety of areas (centering around life insurance) are economically viable, the Taiyo Life group will place itself in a better position to exercise its collective strength.

*4 Shareholders

Shareholders are the constituent members of a joint-stock corporation. An entity may become a shareholder by purchasing the shares of a listed company on the stock market.

*5 Policyholders / members

By entering into an insurance policy with a mutual company, an entity receives insurance coverage and becomes a "member" of the insurance company. The constituent members of a mutual company possess both "common rights" (for example, the right to participate in annual meetings) and "private rights" (the right to receive dividend payments). Irrespective of the insured amount or the number of policies, each member has one voting right.

*6 Annual general meeting of representative policyholders

A general meeting of policyholders is the highest ranking decision-making body for a mutual company, but due to the difficulty inherent in bringing all members together, decisions are made by a meeting of representatives of the company's members. The annual general meeting of representative policyholders votes on important matters such as whether to approve company business reports, appropriation of surplus, changes to the company articles, and the appointment of directors and auditors. Demutualization must also be approved at a general meeting of representative policyholders.

*7 Offer price

It is our intention to list Taiyo Life on the stock exchange on the same day as demutualization or as soon as possible afterwards. This listing will involve an offer for sale, and it is anticipated that fractional shares will be sold off in bulk at this time. An "offer for sale" refers to the process of soliciting applications for the sale or purchase of shares under uniform terms in relation to the majority of outstanding shares. The share price associated with the "offer for sale" is referred to as the "offer price."

*8 Book-building method

"Book-building" refers to the process by which an offer price is determined in line with market conditions. A price range (provisional terms) is determined based on advice from institutional investors specializing in securities investments, and this price range is presented to potential investors with a view to assessing the level of investor demand. This method has been widely used in Japan in recent years, and has been used to determine offer prices for initial public offerings (IPOs) by companies such as NTT DoCoMo, Lawson, and McDonald's Japan.

[Translation]

Reorganization Plan

Table of Contents

Preface

This Reorganization Plan provides for the schedule of the reorganization of The Taiyo Mutual Life Insurance Co. from a mutual life insurance company to a joint stock corporation (*kabushiki kaisha*) in accordance with the provisions of the Insurance Business Law.

1. Definition of Terms

The following terms used in this Plan have meanings as follows:

(1) "Current Company" means The Taiyo Mutual Life Insurance Co. before demutualization to a joint stock corporation (*kabushiki kaisha*).

(2) "New Company" means Taiyo Life Insurance Company after demutualization to a joint stock corporation (*kabushiki kaisha*).

(3) "Members" means members as provided for in the Articles of Incorporation of the Current Company who are policyholders of the Current Company entitled to the distribution of surplus pursuant to their insurance policy contracts, including persons who succeed any and all rights and obligations under the insurance policy contracts of the relevant policyholders in accordance with the provisions of the insurance clauses of the relevant contracts.

(4) "Record Date" means the record date on which Members who are entitled to the allotment of shares upon the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*) are determined.

(5) "Fractional Shares" means shares to be issued for fractions of less than one share arising as a result of the allotment of shares to Members.

(6) "Law" means the Insurance Business Law.

(7) "Order" means the Enforcement Order of the Insurance Business Law.

(8) "Regulations" means the Enforcement Regulations of the Insurance Business Law.

2. Purpose of Demutualization

The Company is in a healthy financial position, founded on its business in the household market, and has strived to provide products and services of high quality. Due to the rapidly changing environment surrounding the life insurance industry, evidenced, for example, by increasingly severe competition and acceleration of reorganization activities in the industry accompanying deregulation, however, speedy and flexible management is required.

The purpose of the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*) under these circumstances is, among other things, to diversify its means of financing for investment in new business areas and to increase its equity capital as well as to further reinforce its management basis and enhance its profit earning capability by ensuring a flexible management strategy (such as incorporation of a holding company by exchange of shares or acquisition of other companies), so that it will remain as a company that earns trust and is chosen by customers and can provide products and services of even higher quality.

While shares will be allotted to Members upon the demutualization of the Current Company to a joint stock corporation (*kabushiki kaisha*), the Current Company aims to list shares of the New Company on a securities exchange in the early stages in order to increase the liquidity of the shares allotted to Members.

3. Schedule of Demutualization

The demutualization schedule is as follows, and is expected to take place on April 1, 2003 as set forth in paragraph (8) below:

(1) Record Date and Public Notice of the Record Date

In order to issue shares of the New Company on the date of demutualization, as set forth in paragraph (8) below, to the Members who are entitled to the allotment of shares in accordance with Article 89 of the Law (Allotment of Shares to Members), it is necessary to determine which Members are entitled to the allotment of shares and to calculate the number of shares to be allotted to each such Member prior to the relevant date of demutualization.

Therefore, the Current Company determined the Record Date to be March 31, 2002 at a meeting of the Board of Directors held on January 24, 2002 in consideration of the periods required for preparation as set forth in subparagraphs (i) to (iv) below, and made a public notice of the relevant Record Date on January 25, 2002 in accordance with its Articles of Incorporation:

(i) Period required to calculate the amount of contribution provided by Members and the number of shares to be allotted, and period required to notify each Member of the number of shares to be allotted and other related information;

(ii) Period required to accept objections from policyholders and to prepare for the printing and delivery of stock certificates after a resolution is passed at the general meeting of representative members;

(iii) Period required to obtain approval or authorization from the competent authority; and

(iv) Period required for the preparation of the listing of shares of the New Company.

(2) Resolution of the Board of Directors for Demutualization and Presentation of the Plan to the General Meeting of Representative Members

The Board of Directors of the Current Company approved this Plan on July 11, 2002, and resolved to present this Plan for approval at the 55th General Meeting of Representative Members to be held on July 30, 2002.

(3) Provision of Documents Concerning Demutualization for Review

In accordance with the provisions of Article 86-2 of the Law (Provision of Documents Concerning Reorganization for Review), the Current Company and the New Company will provide this Plan, the proposed resolution for demutualization, the Articles of Incorporation of the New Company, a document stating the reasons for allotment of shares to Members and the most recent balance sheet and income statement at their head offices for review at any time from two weeks prior to the date of the general meeting of representative members as set forth above in (2) and until the day six (6) months following the date of demutualization as set forth below in paragraph (8).

(4) Public Notice of the Resolution for Demutualization Adopted by the General Meeting of Representative Members

If this Plan is approved by a resolution of the General Meeting of Representative Members as set forth above in paragraph (2), the Current Company will issue a public notice on July 31, 2002 in accordance with its Articles of Incorporation pursuant to Article 87, Section 1 of the Law (Public Notice of and Opposition to Resolution for Reorganization), stating the following: the contents of the resolution, the balance sheet, the amount of capital of the New Company, matters concerning allotment of shares to Members, the method of sale of fractional shares, the method of calculation of the sale price, expected purchasers, scheduled time of the sale, matters concerning rights of policyholders after the demutualization and the fact that policyholders opposing the demutualization shall raise their objections no later than September 30, 2002.

(5) Public Notice to Creditors and Respective Notification

If this Plan is approved by a resolution of the General Meeting of Representative Members as set forth above in paragraph (2), the Current Company will issue a public notice to its creditors on the Official Gazette and notify each creditor to the effect that creditors must raise any objections, if any, to the demutualization no later than September 17, 2002 in accordance with the provisions of Article 87 (Public Notice of and Opposition to Resolution for Reorganization), Section 2.

(6) Approval of Demutualization by the Commissioner of the Financial Services Agency

If the resolution to approve this Plan as adopted at the General Meeting of Representative Members is not invalidated by the opposition of policyholders to the public notice of the resolution for demutualization as set forth in paragraph (4) above, the Current Company will apply to the Commissioner of the Financial Services Agency for approval of the demutualization in accordance with the provisions of Article 93 of the Law (Approval of Reorganization).

(7) Redemption of Fund

As set forth below in "11. Matters Concerning Redemption of Fund," the Current Company will redeem all the funds yet to be redeemed no later than the date of demutualization as set forth in paragraph (8) below.

(8) Date of Demutualization

If the Commissioner of the Financial Services Agency approves the demutualization as provided for in paragraph (6) above, the Current Company will become the New Company effective April 1, 2003.

(9) Issue of Shares

The New Company will issue shares to the Members who are entitled to the allotment of shares pursuant to the provisions of Article 89 of the Law (Allotment of Shares to Members) on the date of demutualization as set forth in paragraph (8) above.

(10) Public Notice of Demutualization

If the Current Company is demutualized, the New Company shall give public notice on the date of demutualization as set forth in paragraph (8) above in accordance with the Articles of Incorporation of the New Company pursuant to the provisions of Article 96 of the Law (Public Notice of Reorganization). If, after the issuance of a public notice as provided for in paragraph (4) above, the Current Company does not effect the demutualization, the Current Company will give public notice to that effect.

(11) Listing of Shares

The Company will make an application to the Tokyo Stock Exchange for the listing of the shares of the New Company, and plans to list the shares promptly after the date of demutualization as provided for in paragraph (8) above.

(12) Sale of Fractional Shares

As provided for in "7. Method of Sale of Fractional Shares and Other Related Matters," the New Company will sell fractional shares arising as a result of the allotment of shares to Members.

(13) Registration of Dissolution of the Current Company and Registration of Incorporation of the New Company

In accordance with Article 95 of the Law (Registration), the New Company will register the dissolution of the Current Company and the incorporation of the New Company no later than two (2) weeks from the date of demutualization as provided for in paragraph (8) above.

4. Outline of the New Company

(1) Trade Name

The trade name of the New Company will be "Taiyo Life Insurance Company."

(2) Matters Concerning Capital Amounts and Credit Reserves

The amount of capital of the New Company is ¥37.5 billion, and the New Company will reserve ¥37.5 billion (including loss reserves of the Current Company at the time of demutualization) as capital reserve.

(3) Total Number and Issue Price of Shares to be Issued upon Allotment to Members

The total number of shares to be issued upon the allotment to Members as a result of the demutualization is 1,500,000 shares, and the issue price per share is ¥50,000.

(4) Total Number of Shares to be Issued by the New Company after Demutualization

The total number of shares to be issued by the New Company is 6,000,000 shares.

6. Effect on Rights of Policyholders

(1) Rights under Insurance Policies

The rights as provided for in the insurance clauses of the insurance policy contracts executed before the demutualization do not change after the demutualization, except for the rights concerning dividends to Members.

The rights concerning dividends to Members, as set forth in the insurance clauses, will be replaced by the rights concerning policyholder dividends pursuant to Article 114 of the Law (Policyholder Dividends) after the demutualization.

(2) Rights as Members under the Insurance Business Law

The rights of Members of the Current Company, as provided for in the Insurance Business Law, will no longer be effective upon demutualization.

Members who are entitled to the allotment of one or more shares, pursuant to "6. Allotment of Shares to Members and other Related Matters" below, shall become shareholders of the New Company and will be granted rights as shareholders of a joint stock corporation (*kabushiki kaisha*) under the Commercial Code upon demutualization.

7. Allotment of Shares to Members and Other Related Matters

(1) Summary

In accordance with the provisions of Article 89, Section 1 of the Law (Allotment of Shares to Members), the Current Company will allot shares of the New Company to Members as set forth in paragraph (2) below. No shares will be allotted to policyholders who have executed insurance policy contracts pursuant to which no surplus is distributed.

Pursuant to Article 89 (Allotment of Shares to Members), Section 2 of the Law and Article 44 of the Regulations (Calculation of Amount Contributed by Members), shares will be allotted in proportion to the amount each Member has contributed. The calculation of the amount contributed and the calculation of the number of shares to be allotted will be performed as set forth in paragraphs (3) and (4) below, respectively.

Notwithstanding the preceding paragraph, if acceptance of the allotment of shares pursuant to Article 89, Section 1 of the Law (Allotment of Shares to Shareholders) and the provisions of this Plan constitute a violation of any law or regulation, the equivalent amount of cash shall be delivered in such manner as provided for in paragraph (5) below, pursuant to the provisions of Article 12 of the Order (Delivery of Cash in Lieu of Allotment of Shares).

(2) Members to Accept Allotment of Shares

Members who are entitled to the allotment of shares in the New Company shall be those persons who are Members of the Current Company as of the Record Date as set forth above in paragraph (1) of "3. Schedule of Demutualization."

(3) Method of Calculation of Amount Contributed

(i) Calculation of Amount Contributed by Members

Pursuant to the provisions of Article 44 (Calculation of Amount of Contributed by Members), Section 1 of the Regulations, the amount contributed by each Member is the sum of the amount contributed by the relevant Member under each insurance policy effective as of the Record Date pursuant to which surplus is to be distributed. If the amount contributed is zero or negative under an insurance policy, the amount contributed is calculated on the assumption that the amount contributed is zero.

(ii) Calculation of Amount Contributed under Each Insurance Policy

Pursuant to the provisions of Article 44 (Calculation of Amount Contributed by Members), Section 2 of the Regulations, the amount contributed under each insurance policy shall be the amount calculated in accordance with the following formula for each category of insurance policies established by the Current Company, effective as of the Record Date:

Amount contributed under each insurance policy *equals:*
(the sum of insurance premiums received from the time of execution of the relevant insurance policy until the Record Date and profit gained from the investment of the money received as the relevant insurance premium)*; minus*
(the amount attributable to the relevant insurance policy as the amount of insurance claims, refunds and other distributions, operational expenses and other disbursements (including dividends and taxes))*; minus*
(the amount of assets to be reserved for the performance of obligations under the relevant insurance policy (calculated by taking into consideration of the expected future contribution, using reasonable assumptions and discount rates))

(4) Method of Calculation of Shares to be Allotted

The number of shares to be allotted to Members who are entitled to the allotment of shares shall be calculated as follows in proportion to the amount contributed by each Member. No shares shall be allotted to a Member whose contributed amount is zero.

Number of shares to be allotted *equals:*
(the total number of shares to be issued upon allotment to Members as provided for in paragraph (3) of "4. Outline of the New Company" above)*; multiplied by*
(the amount contributed by the relevant Member)*; divided by*
(the sum of the amount contributed by all Members (other than contributions by Members who are prohibited by laws or regulations from holding allotted shares))

(5) Delivery of Cash in Lieu of Allotment of Shares

For any Member who is prohibited by laws or regulations from holding allotted shares pursuant to Article 89 of the Law (Allotment of Shares to Members) and the provisions of this Plan, the Current Company shall deliver cash in the amount corresponding to the amount contributed by such Member in lieu of allotment of shares in accordance with the provisions of Article 12 of the Order (Delivery of Cash in Lieu of Allotment of Shares).

The amount of cash to be delivered to such Member in such circumstance shall be calculated applying following formula and paid to such Member on or after the later of the date on which the amount of cash to be delivered is determined or the date of demutualization. No cash shall be delivered to a Member whose contributed amount is zero.

Amount of money to be delivered *equals:*
(the number of shares to be issued upon allotment to a Member whose contributed amount is the same as the relevant Member)*; multiplied by*
(the sale price per share to be determined as provided in "7. Method of Sale of Fractional Shares and Other Related Matters" below)

(6) Status of Allotment of Shares

The summary of the results of calculation concerning allotment of shares is as follows:

Category		No. of Members		No. of Shares	
			Percentage		Percentage
Members subject to calculation for allotment of shares					
	Members to whom one or more shares will be allotted	321,630	8.4%	603,038	40.2%
	Members to whom only fractional shares will be allotted	2,336,503	61.2%	896,961	59.8%
	Members to whom no shares will be allotted	1,159,095	30.4%	--	--
Members who are prohibited by laws or regulations from holding allotted shares		156	0.0%	--	--
Total		3,817,384	100.0%	1,500,000	100.0%

(Note) For "No. of shares," fractions have been rounded to whole numbers.
For "Percentage," fractions in two decimal places have been rounded to the nearest one decimal place.
The number of shares for "Members to whom one of more shares are allotted" includes fractions less than one share.

7. Method of Sale of Fractional Shares and Other Related Matters

(1) Summary

Fractional shares arising as a result of the allotment of shares to Members shall be sold in such manner as provided for in paragraph (2) below in accordance with the provisions of Article 89 (Allotment of Shares to Members), Section 3 of the Law, and each of the relevant Members shall receive payment of money in proportion to the fractional number of the allotted shares as provided for in paragraph (3) below.

(2) Method of Sale of Fractional Shares

The New Company plans to list its shares on the stock exchange promptly after the date of demutualization as set forth above in paragraph (8) of "3. Schedule of Demutualization," and the fractional shares are expected to be disposed of by means of sale upon listing. In such circumstances, the underwriters for the sale will purchase the relevant shares and then sell the shares so purchased to investors at a sale price to be determined by the book building formula. The price applicable to the sale of shares by the New Company to the underwriters (sale price) is the value underwritten by the underwriters, and the total underwritten value equals the total issue price minus the proceeds receivable by the underwriters.

If it is expected that the shares will not be able to be listed within one (1) year from the date of demutualization, however, the New Company will sell the relevant shares to financial institutions within one (1) year from the date of demutualization at a price to be determined by using the net asset value formula or other method.

Since there exists no market price on stock exchanges as provided for in Article 89 (Allotment of Shares to Members), Section 3 of the Law, the method of the sale of fractional shares must be approved by a court.

(3) Payment of Proceeds from Sale

The proceeds from the sale of fractional shares sold in a manner as provided for in paragraph (2) above (sum of the sale price) shall be paid to each of the relevant Members according to the fractional number of the shares allotted to it after the prompt completion of the sale of all the relevant shares. In such circumstances, expenses for the sale of fractional shares, if any, shall be deducted from the proceeds from the sale.

8. Method of Delivery of Stock Certificates and Other Related Matters

(1) Method of Delivery of Stock Certificates

The Members shall elect one of the two following methods for delivery of stock certificates representing shares (in whole numbers) allotted to them.

If the intention of any Member with respect to the method of delivery cannot be confirmed, stock certificates shall be delivered in the manner set forth in subparagraph (ii).

(i) Use of the Securities Deposit System

Stock certificates will be deposited with Japan Securities Depository Center, Inc.

(ii) Mail

Stock certificates will be delivered by mail.

(2) When Mail does not Arrive

With respect to each policyholder, the Current Company and the New Company will issue every notice and follow every procedure with respect to demutualization using the most recent address that the Current Company or the New Company has on record.

If mail is not deliverable and the Current Company and the New Company are not able to deliver stock certificates and pay proceeds from the sale of fractional shares or make other related payments despite having followed the above mentioned procedures, the Current Company and the New Company shall take the following measures:

(i) Deliver the stock certificates to the transfer agent of the New Company if a Member who fails to receive the delivery requests delivery to the transfer agent of the New Company.

(ii) Pay proceeds from the sale of fractional shares and make other related payments if a Member who fails to receive the delivery requests payment to the transfer agent of the New Company, but only within (10) years from the relevant sale.

9. Post-Demutualization Policyholder Dividend Policy

(1) Summary

In order to meet the reasonable expectations of policyholders for policyholder dividends, the New Company will establish the post-demutualization policyholder dividend policy. According to this policy, the New Company will calculate profits and losses for every fiscal period by classifying the profits and losses into the categories of participating insurance policies, non-participating insurance policies and non-insurance business pursuant to paragraph (2) below, and determine the amount of policyholder dividends based on such profits and losses classified as participating insurance policies pursuant to paragraph (3) below.

The New Company will credit to the reserve for policyholder dividends an amount equivalent to or exceeding the amount of the policyholder dividends multiplied by a certain ratio, and such amount will be used as funds for policyholder dividends. The "certain ratio" shall be the rate set forth in Article 29 of the Regulations (Ratio to be Multiplied) to be used to calculate the amount to be credited to the reserve for dividends to Members or the reserve for equalizing distributions to Members of a mutual life insurance company under Article 58 (Distribution of Surplus), Sections 2 and 3 of the Law.

The amount credited to the reserve for policyholder dividends shall be allocated to each product category in consideration of the status of profits and losses of that product category (product categories are established according to the nature of insurance policies), and shall be distributed to policyholders of the relevant product category in the manner provided in the insurance clauses of the relevant insurance policy contract.

(2) Classification of Policyholder Dividends

The New Company shall classify profits and losses in the following manner to determine the amount of policyholder dividends. Profits and losses for each category are calculated by including those profits and losses relevant to the insurance policies to be executed after the demutualization. If any new type of

insurance policy is adopted after the demutualization, profits and losses relevant to such insurance policy will generally be included either in the category of participating insurance policies or in the category of non-participating insurance policies, depending on whether or not dividends are paid under such insurance policies however; it may be that a new category will be established.

(i) Category of Participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which dividends are paid to policyholders. However, if the insurance clauses of an insurance policy set forth that no dividends will be paid to policyholders in respect of some portion of the insurance, the profits and losses that are related to that relevant portion shall be classified in the category of non-participating insurance policies.

(ii) Category of Non-participating Insurance Policies

This category includes profits and losses relevant to insurance policies under which no dividends are paid to policyholders.

(iii) Category of Non-insurance Business

This category includes profits and losses other than those relevant to insurance policies.

(3) Method of Calculation of Amount to be Paid as Policyholder Dividends

The amount to be paid as policyholder dividends for each fiscal period shall be the amount equivalent to the unappropriated retained earnings for the current fiscal period (before the amount to be credited to the reserve for policyholder dividends is calculated based on the profits and losses of the category of participating insurance policies) minus the amount equivalent to the sum of the following amounts of the relevant category:

(i) Amount of carried over retained earnings;
(ii) Amount of reversal from voluntary reserves in accordance with their use or purpose; and
(iii) Amount calculated pursuant to the provisions of Article 286-3 of the Commercial Code (Deferment of Laboratory and Research Expenses and Development Expenses).

Profits and losses classified under the category of participating insurance policies and profits and losses classified under the category of non-insurance business, as mentioned above, shall include profits and losses classified in the relevant categories in the income statement, as well as profits and losses relevant to the amount to be paid or received between the category of participating insurance policies and the category of non-insurance business (This amount shall be calculated by the New Company, based on criteria deemed by it as reasonable, in order to provide sufficiently for (i) events related to insurance policies in the category of participating insurance policies which may occur after the relevant fiscal period and the occurrence of which is beyond ordinary expectation or (ii) any possible losses resulting from such event when such is deemed to be realizable).

The following formula governs the relationship between profits and losses of the category of participating insurance policies and the amount to be paid as policyholder dividends:

Ratio set forth in Article 29 of the Regulations (Ratio to be Multiplied)
≦ (Amount to be credited to the reserve for policyholder dividends)

÷ {(Amount equivalent to the unappropriated retained earnings for the current fiscal period classified under the category of participating insurance policies)
\+ (Amount to be credited to the reserve for policyholder dividends) - (Sum of the amounts equivalent to subparagraphs (i), (ii) and (iii) above)}

10. Matters Concerning Reorganization Surplus

(1) Establishment of Reorganization Surplus

Reorganization surplus means the amount to be calculated pursuant to the provisions of Article 92 (Reorganization Surplus), Section 1 of the Law, which is equivalent to the portion contributed by former Members and other related amounts from the net assets of the Current Company.

The amount of reorganization surplus calculated as set forth in paragraph (2) below is ¥63,158,381,073.

(2) Method of Calculation of the Amount of Reorganization Surplus

The amount of reorganization surplus was calculated in accordance with the provisions of Article 92 (Reorganization Surplus), Section 3 of the Law and Article 45 (Calculation of the Amount of Reorganization Surplus), Section 1 of the Regulations:

Amount of Reorganization Surplus
= (Net Assets of the Current Company at the Time of Demutualization (Note))
x {(Amount set out in subparagraph (i) below) − (Amount set out in subparagraph (ii) below)} ÷ (Amount set out in subparagraph (i) below)

(i) Amount of the net assets at the time of demutualization (Note) which is evaluated in the same manner as the calculation of the amount of contribution by Members, after deducting the sum of the following amounts at the time of demutualization (Note):

a. Amount to be reserved for the performance of obligations under the insurance policies that are subject to the calculation of the amount of contribution. This amount is calculated similarly to the amount set forth in Article 44 (Calculation of Amount of Contribution by Members), Section 2, Item 2 of the Regulations which calculates the amount of contribution in accordance with Law, Order and Regulations;

b. Amount to be reserved for the performance of obligations under the insurance policies pursuant to which no surplus is to be distributed at the time of demutualization (Note) as set forth in Article 63 (Non-membership Contract), Section 1 of the Law, which is evaluated in almost the same manner as the calculation of the amount referred to in a. above;

c. Amount to be reserved for the performance of obligations of the Current Company at the time of demutualization (Note), which is evaluated in almost the same manner as the calculation of the amount referred to in a. above (excluding amounts set forth in a. and b. above).

(ii) Sum of the amount of contribution by Members that are subject to the calculation of the amount of contribution.

(Note) Actual calculation will be based on the amount of net assets, etc., effective as of the Record Date.

11. *Matters Concerning Redemption of Funds*

(1) Summary

The Current Company's unredeemed funds are ¥21 billion as of July 30, 2002. All of these funds will be redeemed prior to the date of demutualization pursuant to the provisions of Article 88 of the Law (Redemption of Fund).

(2) Method of Redemption of Funds

The date of redemption of the unredeemed funds will be determined by resolution of the Board of Directors of the Current Company, and the funds will be redeemed prior to the date of demutualization pursuant to the provisions of the fund contribution agreement.

Opinions

[Letterhead of Anderson Mori]

August 1, 2002

To: The Taiyo Mutual Life Insurance Co.

From: Kunihiko Morishita, Attorney-at-law
Shinji Nakamura, Attorney-at-law

Re: Demutualization to a Joint Stock Corporation

We are legal counsel for The Taiyo Mutual Life Insurance Co. (hereinafter referred to as "Taiyo Life") with respect to the demutualization of Taiyo Life into a joint stock corporation (hereinafter referred to as "Demutualization").

In connection with the Demutualization, we have examined the following documents:

(A) Excerpts of the minutes of the meeting of the Board of Directors of Taiyo Life held on January 24, 2002;

(B) The public notice of the record date for the allotment of shares upon Demutualization (hereinafter referred to as the "Record Date") made by Taiyo Life on January 25, 2002;

(C) The document titled "Notice of Explanation of Demutualization and Listing" dated January 2002 which Taiyo Life sent to its policyholders;

(D) The document titled "Important Notice" and the document titled "Important Notice of Demutualization of Taiyo Life" attached thereto to be delivered by Taiyo Life to persons executing insurance policies with Taiyo Life;

(E) Excerpts of the minutes of the meeting of the Board of Directors of Taiyo Life (hereinafter referred to as the "BOD") dated July 11, 2002;

(F) A copy of the notice of the general meeting of representative members held on July 30, 2002 (hereinafter referred to as the "General Meeting");

(G) Excerpts of the minutes of the General Meeting;

(H) The reorganization plan approved at the General Meeting (hereinafter referred to as the "Reorganization Plan");

(I) Articles of Incorporation approved at the General Meeting (hereinafter referred to as the "Articles of Incorporation of the New Company");

(J) The public notice given by Taiyo Life on July 31, 2002 with respect to the resolution for Demutualization that was resolved at the General Meeting; and

(K) The Document titled "Statement of Reasons for Allotment of Shares."

Further, we examined other related documents and legal issues that we deemed necessary or appropriate for giving the opinions stated below.

Based on our review of these documents, we are of the opinion that, under the Insurance Business Law, the Commercial Code and other laws and ordinances applicable to Taiyo Life, effective as of the date of this opinion (except as otherwise set forth):

1. The procedures necessary for setting March 31, 2002 as the Record Date were taken legally, and the Record Date was effectively set;

2. The documents set out in (D) above are notice that was legally made to advise that Taiyo Life is "in the process of demutualization," which was given to persons who execute insurance policies with Taiyo Life on

or after the date of the public notice referred to in (J) in accordance with Article 87, Paragraph 2 of the Insurance Business Law and Article 71, Paragraph 1 of the same Law as applied *mutatis mutandis* under the said Paragraph;

3. Notice of the General Meeting was prepared legally in accordance with Article 86, Paragraph 4 of the Insurance Business Law;

4. The Reorganization Plan was prepared legally in accordance with Article 86, Paragraph 5 of the Insurance Business Law and the Enforcement Regulations of the same Law. The procedures for Demutualization as provided for in the Reorganization Plan are legal;

5. The proposed Articles of Incorporation of the New Company are legal under the Commercial Code in force as of the date of this Opinion and the Amended Commercial Code to be applied on and after the date of implementation of the "Law for Partial Amendment to the Commercial Code, Etc. (Law No. 44 of 2002)" (i.e., April 1, 2003);

6. The appointment of directors, statutory auditors and accounting auditors is legal;

7. The contents of the public notice referred to in (J) above is legal, and the procedures for objections to Demutualization described in the relevant public notice are legal; and

8. The document referred to in (K) above is a statement of reasons which is legal under Article 86-2, Paragraph 1 of the Insurance Business Law and Article 42-2, Item 4 of the Enforcement Regulations of the same Law.

End

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

July 3, 2002

The Board of Directors
Taiyo Mutual Life Insurance Company

Milliman Japan
Stephen H. Conwill, Managing Director & Senior Consultant

Toshiyuki Ikuma, Principal & Senior Consultant

Actuarial Opinion on Demutualization of Taiyo Mutual Life Insurance Company

The allocation of compensation to members, determination of the amount of Organizational Change Surplus, and development of a Policyholder Protection Scheme were undertaken in accordance with the Insurance Business Law ("IBL"), the IBL Enforcement Regulations, and the other related regulations in course of the demutualization of Taiyo Mutual Life Insurance Company ("Taiyo Life"). This document describes Milliman's opinion on the appropriateness of the actuarial matters.

1. Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. " Milliman"), is a fellow of the US Society of Actuaries and a Member of the American Academy of Actuaries, and Toshiyuki Ikuma, Senior Consultant of Milliman Japan and a Principal of Milliman USA, is a fellow of Institute of Actuaries of Japan ("IAJ"). Both are qualified actuaries and are obligated to adhere to the IAJ's "Standards of Practice regarding Compensation to Members" (referred to as "the Practice Standard" hereafter.) Neither Conwill nor Ikuma has an interest in the issues related to the organizational change, which could be regarded as influencing the opinions expressed in this document.

2. Reliance on provided data

Taiyo Life and Milliman cooperatively undertook Actuarial Contribution ("AC") calculation for members as a basis for allocating compensation among members.

In the course of the process, Milliman depended on data and information provided by Taiyo Life. The data and information Milliman relied on can be broadly categorized as follows:

1. Information in the financial statements of Taiyo Life
2. Data and information on in-force business at March 31, 2000, March 31,2001, March 31, 2002, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premium, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.
5. Business plans and other data and information provided by the company

Milliman performed no formal audit of this data and information, and its opinion was dependent on the accuracy of the data and information provided. However, Milliman undertook the following review procedures:

1. Verification that Taiyo Life provided all of the essential data and information required to support AC calculations.
2. Verification of the broad consistency of the data and information with Milliman's expectations, based on its knowledge of the Japanese insurance business environment and Taiyo Life's specific situation.
3. A broad review of data trends and data smoothness. Issues that arose during Milliman's review were discussed with Taiyo Life. Material issues that arose during this review were resolved to our mutual satisfaction.

Accordingly, Milliman's opinion was premised on the assumption that all the data and information provided was accurate.

This is an English translation of the formal opinion submitted to Taiyo Life which is in Japanese. It is our understanding that the "official" opinion is the Japanese version. We have made our best effort to translate the Japanese version accurately, but acknowledge that we are actuaries and not translators.

3. Calculation procedure of actuarial contribution for members

With respect to the AC calculation, we followed the Practice Standard and conducted calculations according to the basic concept and definitions stipulated therein.

AC was calculated for each policy in accordance with the Practice Standard (Method 2) — the method where historic and prospective contributions to the formation of retained earnings are calculated for each fiscal year, and where historic AC is accumulated at an appropriate investment earnings rate and future AC is determined by calculating the present value of future AC discounted at an appropriate rate.

Milliman performed calculations for individual insurances, individual annuities, asset formation plans, group insurances and group pensions based on the general method described in the preceding paragraph.

Taiyo Life was able to provide adequate data describing historical experience, in order to support the AC calculations. In developing many of the historical assumptions, however, it was necessary to use either industry data or highly aggregate data based on historical financial filings. In order to develop assumptions as well as maintaining equitable fairness among policyholders, we were guided by the general principle that assumptions should be reasonably consistent with the available historical data and future expectations.

Policy information was based on in-force information provided by Taiyo Life. For policies that have been converted or renewed since original issue, contributions were based, where reasonably possible in light of available information, on profits emerging from the original issue date of the policy. Where original issue date information was not available, the oldest available data or reasonable estimates were employed.

For policies with riders, the ACs of the rider portions were calculated and added to those of the base policies.

Taiyo Life historically sold large volumes of relatively short-term endowment products. Taiyo Life, in their historic emphasis on short-term savings business, can be considered unique among Japan's mutual life insurers. The company stays in close touch with customers, and rolls over this business on the renewal date to the extent feasible. As such, the company views a policy, along with its sequence of renewals, as representing a single transaction. This philosophy is recognized in our AC calculations. Specifically, in developing actuarial contributions for these savings products, we have reflected both (1) the history of past renewals, and (2) an expectation of future renewals.

Riders were first combined with base policies, and if total base/rider contribution was negative, each combination was set to zero prior to aggregation of multiple policy results. Future renewals were combined with the current in-force policy and were viewed as a single contract.

4. Background on the Plan of Policyholder Protection

Taiyo Life will establish a segment (Par-Segment) to determine the surplus from Par-policies for the assurance of policyholder protection. In the Par-Segment, participating business existing at the time of organizational change is managed with new participating business written after the implementation of organizational change. In forming the opinion rendered in Section 8 of this document, we assumed that participating policyholders were treated fairly if the approach to dividend distribution applied to Par-policies after organizational change was broadly consistent with the approach that would have been applied, had the company not undergone organizational change. It is important to note that fairness applies to maintenance of a dividend philosophy, rather than the maintenance of any particular dividend scale. Due to changes in experience subsequent to the date of organization change, it is natural to anticipate that dividend scales will increase or decrease in future years.

5. Background regarding Organizational Change Surplus

The IBL stipulates that a company should keep, at the time of organizational change, an organizational change surplus level that reflects, in a very broad conceptual manner, net assets less that portion of surplus that may be viewed as having been contributed by members of the organizational change. The OCS is not precisely defined in the IBL and Japanese insurance experts generally agree that multiple calculation methods are possible. In addition, there is no global precedent for the OCS.

6. Opinion 1

In our opinion, the plan for allocation of policyholder compensation set forth in Chapter 6 of the Plan of Reorganization ("the Plan") Draft is based on a method consistent with IBL and the Practice Standard.

Discussion of Opinion 1

Members eligible for compensation are par-policyholders who own in-force policies as of March 31, 2002, which Taiyo Life selected as the effective date based on practical considerations related to the time required for implementation of demutualization procedures. Our calculations are consistent with that date.

The allocation of compensation to members will be exercised according to the members' AC as stipulated in Art. 89-2 of the IBL. AC was properly calculated in accordance with the IBL and the Practice Standard as described in Section 3 above.

Policyholder share allocations are based on each policyholder's AC, as a fraction of total AC, summed across all policyholders

The situation of each insurance company in Japan is unique, and each faces unique issues in developing methods for actuarial contribution calculations. The AC methods employed here should be viewed as consistent with the IBL and appropriate to the specific circumstances of Taiyo Life.

Since compensation is made in the form of stock allocation, the allocation should not adversely affect the company's solvency or operational viability.

7. Opinion 2

In our opinion, the calculation method of Organizational change surplus (OCS) set forth in Chapter 10 of the Plan Draft is consistent with methods stipulated in the IBL and is consistent with the methods used to calculate Actuarial Contribution.

Discussion of Opinion 2

Taiyo Life's calculation method of the OCS is based on Article 92 of IBL and Article 45 of the IBL Enforcement Regulation.

Because there is no established precedent globally for this concept, and because the calculation method for the OCS is subject to interpretation, the method used by Taiyo Life should be viewed as one of several possible acceptable approaches.

Assumptions and the asset share calculation method used to determine the level of the OCS are consistent with those used to develop actuarial contributions.

8. Opinion 3

We believe that the rule set forth in Chapter 9 of the Plan Draft regarding the protection of par-policies provides an adequate framework for assuring policyholder fairness if consistently applied. If Taiyo Life consistently applies this dividend scheme, fairness will be maintained in future years.

Discussion of Opinion 3

We have reviewed the approach to dividend protection outlined by Taiyo Life management to us and to regulators during the course of planning for organizational change. The overall approach, the establishment of segments for the determination of policyholder dividends in particular, provides an adequate framework for the maintenance of a consistent approach to dividend determination before and after organizational change. This approach to dividend protection is consistent with the method of Actuarial Contribution calculation described in Section 3 of this document.

We note, however, that the approach of dividend determination is complex, and the specific technical details envisioned are not described at a high level of detail in the Plan Draft or articles of incorporation. As such, maintenance of fairness is dependent on management's consistent application of a broadly stated philosophy.

Thus, fairness will be achieved if Taiyo Life management determines dividends, within the framework established, in a manner consistent with that applied prior to organizational change.

July 4, 2002

To: The Board of Directors

From: Kunio Ikeda, Actuary

Opinion Regarding Actuarial Matters Associated with Demutualization

In my role as Chief Actuary, I have been involved in actuarial matters relating to the demutualization of The Taiyo Mutual Life Insurance Co. (hereafter, "Taiyo Life"), and have verified that all matters relating to the calculation of share allotments for policyholders and members, the calculation of reorganization surplus, and policies relating to policyholder dividends following reorganization are appropriate from an actuarial standpoint.

1. Calculation of Policyholder / Member Share Allotments

(1) Verification Items

A check was performed to ensure that the method of calculation of policyholder (member) share allotments is appropriate and in accordance with the provisions of Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members"), Article 44 of the Insurance Business Law Enforcement Regulations ("Calculation of Policyholder / Member Contributions"), other related laws, and The Institute of Actuaries of Japan's "Practical Guidelines Relating to the Allotment of Policyholder / Member Compensation for Demutualization" (hereafter, "the Practical Guidelines").

(2) Results of Verification

The method of calculating policyholder (member) share allotments as detailed in the proposed reorganization plan which is scheduled to be put before the annual general meeting of representative policyholders on July 30, 2002 (hereafter, "the reorganization plan") was found to comply with the relevant laws and the Practical Guidelines, and calculations based on this method were found to be performed using appropriate assumptions and procedures and to be fair and appropriate from an actuarial perspective.

(3) Verification Process

Materials were received from the Planning, Accounting, Corporate Insurance Management, and Investment Planning departments of Milliman USA Inc. (hereafter, "Milliman") and Taiyo Life, and were checked in accordance with (a)-(h) (below) to ensure that the calculation of policyholder (member) share allotments is performed in a manner which is fair and appropriate.

(a) The method of calculating policyholder (member) share allotments as detailed in the reorganization plan was found to comply with the provisions of Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members"), Article 44 of the Insurance Business Law Enforcement Regulations ("Calculation of Policyholder / Member Contributions"), other related laws, and the Practical Guidelines.

(b) The list of insurance policies for which profits are distributed to policyholders as dividends and which were effective as of the date of record for compensation (March 31, 2002) and correspond to policyholders (members) eligible to receive share allotments (Taiyo Life policyholders / members as of the date of record for compensation) was found to be identical to the list of insurance policies for which actuarial contributions are to be calculated.

(c) By checking the calculation formulae for each type of insurance, it was confirmed that the methods of calculating actuarial contributions are consistent with the Practical Guidelines.

In the case of personal insurance, Taiyo Life uses a calculation method which reflects the continuity of insurance policies and ensures consistency between the practical handling of policy renewals and the calculation of actuarial contributions, but this method was deemed to be appropriate from an actuarial standpoint as outlined in the Practical Guidelines.

(d) It was confirmed that the empirical rates (based on past data) and assumptions regarding future trends which were used in the calculation of actuarial contributions were determined by a method which is appropriate from an actuarial standpoint.

(e) The accuracy of the calculation results regarding actuarial contributions for each insurance policy was verified by checking the calculation procedures and a sample of the calculation results.

(f) The actuarial contribution for each policyholder (member) is the total of the actuarial contributions for each insurance policy held by that policyholder (member) which was effective as of the date of record for compensation and which is eligible for inclusion in the calculation of actuarial contributions.
Where the actuarial contribution of an individual insurance policy was found to be negative, the contribution of this policy was deemed to be zero for the purpose of calculating the total actuarial contribution. This calculation procedure was deemed appropriate under the Practical Guidelines.
The accuracy of the calculation results regarding total actuarial contributions for each policyholder (member) was verified by checking the calculation procedures and a sample of the calculation results.

(g) The number of shares to be allotted to an individual policyholder (member) was calculated by multiplying the total number of shares to be issued by Taiyo Life in accordance with Clause 2 of Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members") by the ratio of that policyholder's (member's) actuarial contribution to the total actuarial contribution for all policyho lders (members) (excluding contributions in cases where an allotment of shares would be in violation of the law).
It was confirmed that the number of shares to be allotted was calculated accurately and in accordance with this method for all policyholders (members) eligible to receive share allotments.

(h) Demutualization compensation for policyholders (members) is to be provided in the form of a share allotment in accordance with Article 89 of the Insurance Business Law ("Share Allotments for Policyholders and Members"), and should have no impact on the solvency margin of Taiyo Life.
Furthermore, the expected outflow of funds due to the delivery of cash in lieu of shares in cases where an allotment of shares would be in violation of the law as stipulated in Article 12 of the Insurance Business Law Enforcement Regulations ("Delivery of Cash in Lieu of Share Allotments") should have no significant impact on the solvency margin of Taiyo Life in view of the company's current level of net assets.

2. Calculation of Reorganization Surplus

(1) Verification Items
A check was performed to ensure that the method of calculation of reorganization surplus is appropriate and in accordance with the provisions of Article 92 of the Insurance Business Law ("Reorganization Surplus Amount") and Article 45 of the Insurance Business Law Enforcement Regulations ("Calculation of Reorganization Surplus Amount").

(2) Results of Verification
The method of calculating reorganization surplus as detailed in the reorganization plan was found to comply with the relevant laws, and calculations based on this method were found to be fair and appropriate.

(3) Verification Process
It was confirmed that the method of calculating reorganization surplus as detailed in the reorganization plan is a calculation method which complies with the provisions of Article 92 of the Insurance Business Law ("Reorganization Surplus Amount") and Article 45 of the Insurance Business Law Enforcement Regulations ("Calculation of Reorganization Surplus Amount") and is fair and appropriate.
It was also confirmed that the reorganization surplus amount was calculated accurately and in accordance with the reorganization plan.

3. Policies Relating to Policyholder Dividends Following Reorganization

(1) Verification Items

A check was performed to ensure that the rights of holders of dividend-paying policies to receive policyholder dividends will be protected in future under the policies relating to policyholder dividends following reorganization as detailed in the reorganization plan.

(2) Results of Verification
It was found that the rights of holders of dividend-paying policies to receive policyholder dividends will be protected in the future under the policies relating to policyholder dividends following reorganization as detailed in the reorganization plan.

(3) Verification Process

(a) The policies relating to policyholder dividends following reorganization (as detailed in the reorganization plan) distinguish dividend-paying insurance products from other products and separate profits and losses associated with insurance policies for which policyholder dividends are paid from other profits and losses, and also guarantee that transfers to the policyholder dividend reserve will be equivalent to the transfers which are currently made to the policyholder (member) dividend reserve. This should enable the company's current dividend policies to be maintained following the reorganization.

(b) Under the reorganization plan, profits and losses associated with amounts transferred between the dividend-paying insurance category and the non-insurance category (the amount of reserves set aside as a buffer against unforeseen risk events relating to insurance policies in the dividend-paying insurance category which may occur after the end of the current financial year, as calculated using standards deemed reasonable by the New Company, or the amount of losses associated with the actual occurrence of such risk events, as calculated using standards deemed reasonable by the New Company) are included when calculating policyholder dividends. This procedure relates to post-reorganization risk management and is appropriate from an actuarial perspective.

(c) The policies relating to policyholder dividends following reorganization are to be stipulated in the post-reorganization articles of incorporation in accordance with Clause 7 of Article 86 of the Insurance Business Law ("Approval of Reorganization Plan"), thereby ensuring that these policies are maintained. Additionally, in accordance with Clause 1, Item 2 of Article 121 of the Insurance Business Law ("Duties of Chief Actuary"), the Chief Actuary will be required to perform an annual check to ensure that policyholder dividends are being paid in a fair and equitable manner. These measures should ensure that the rights of holders of dividend-paying policies to receive policyholder dividends will be protected in the future.

4. Written Opinion from Milliman

I hereby acknowledge that the written opinion issued by Stephen H. Conwill and Toshiyuki Ikuma of Milliman Japan (Milliman's Japanese branch) dated July 3, 2002 and entitled "Written Opinion Regarding Actuarial Matters Relating to Demutualization" is consistent with and equivalent to my own opinions as outlined above in Sections 1 through 3.
The data provided by Taiyo Life to Milliman were also found to be accurate based on checks of data samples and the process by which information was provided.

5. Matters Relating to the Formation of this Opinion

As of the date of record for compensation, I held six insurance policies which would entitle me to share allotments. This has had no impact on the formation of my opinion as Chief Actuary.

EXHIBIT H

Statutory public notice dated July 31, 2002, setting forth a summary of the financial statements for fiscal year 2001

(English Translation)

July 31, 2002

Public Notice of 2001 Financial Settlement

The Taiyo Mutual Life Insurance Co.

2-11-2, Nihonbashi, Chuo-ku, Tokyo

Masahiro Yoshiike
Representative Director and President

Summary of Balance Sheet
(As of March 31, 2002)

(in millions of yen)

Assets	Amount	Liabilities and Capital	Amount
Cash and deposits	**49,941**	**Policy reserves**	**6,455,343**
Call loans	**101,580**	**Other liabilities**	**121,643**
Monetary claims purchased	**54,995**	**Reserve for retirement benefits**	**25,018**
Money held in trust	**95,933**	**Reserve for price fluctuations**	**54,911**
Securities	**3,883,756**	**Total liabilities**	**6,656,917**
Loans receivable	**2,309,929**	**Fund**	**24,000**
Real estate and movables	**191,962**	**Legal reserve**	**7,284**
Other assets	**73,640**	**Unrealized Loss due to land revaluation**	**(21,163)**
Deferred tax assets	**66,120**	**Surplus**	**136,533**
Deferred tax on revaluation	**11,956**	(Surplus in current year)	(11,358)
Allowance for doubtful accounts	**(5,786)**	**Net unrealized gains on investments**	**30,457**
		Total capital	**177,111**
Total assets	**6,834,028**	**Total liabilities and capital**	**6,834,028**

(NB)

1. The revaluation method prescribed in Article 3, Paragraph 3 of the Law Concerning Land Revaluation calculates the value of lands with reasonable adjustments in accordance with Article 2, Items 1, 2 and 5 of the Enforcement Order of the Law Concerning Land Revaluation and other related provisions.
2. The amount of net assets prescribed in Article 55, Paragraph 2, Item 6 of the Insurance Business Law is ¥30,213 million.
3. Loans receivable is inclusive of loans to financially impaired parties in the amount of ¥89 million, overdue loans of ¥1,915 million, overdue loans not shorter than three (3) months of ¥6,504 million and restructured loans of ¥5,764 million(total amount: ¥14,274 million.
4. The solvency ratio regarding the conditions of enhanced ability to pay insurance benefits, etc. is 768.8%.
5. The amount of reversal of reserve for dividends to members by distribution of dividends is ¥18,540 million.
6. Major items of other asserts are accrued revenue and derivatives.
7. Major items of other liabilities are borrowed money and deferral hedge income.

Summary of Statement of Operations
(From April 1, 2001 to March 31, 2002)

(in millions of yen)

Item		Amount
Ordinary profits and losses	**Ordinary revenue**	**1,591,001**
	Income from premiums, etc.	1,019,041
	Revenue from investment	244,464
	Other ordinary revenue	327,495
	Ordinary expenses	**1,572,834**
	Payment of insurance benefits, etc.	1,368,304
	Provision for policy reserves, etc.	4,696
	Investment expenses	79,734
	Business expenses	85,049
	Other expenses	35,050
	Ordinary profits	**18,167**
Extraordinary profits and losses	**Extraordinary profits**	**1,207**
	Gains on disposal of assets	262
	Reversal of allowance for doubtful accounts	755
	Other extraordinary profits	189
	Extraordinary losses	**9,192**
	Losses on disposal of assets	1,738
	Provision for reserve for price fluctuations	6,929
	Other extraordinary losses	524
Surplus before tax in current year		**10,181**
Corporation tax and residential tax		**661**
Adjusted amount of corporation and other taxes		**(1,838)**
Surplus in current year		**11,358**
Surplus carried forward		**25,366**
Amount of liquidation of subsidies for social welfare service		**10**
Unappropriated surplus in current year		**36,734**

(NB)

1. Other major items of ordinary revenue are reversal of policy reserves and amounts received for deferred insurance benefits.
2. Other major items of ordinary expenses are payments for deferred insurance benefits and taxes.

EXHIBIT I

Press release dated October 7, 2002 in connection with the objections of *policyholders against the Demutualization*

(English Translation)

[TRANSLATION]

October 7, 2002

Result of Protests from Policyholders and Creditors of The Taiyo Mutual Life Insurance Company in Connection with Demutualization (Conversion into a Joint Stock Company Structure)

The Taiyo Mutual Life Insurance Company (President: Masahiro Yoshiike) has determined that the protests lodged by some policy holders against the demutualization of the company was not sufficient to invalidate the resolution of the General Meeting of Members to demutualize (refer to Attachment). Accordingly, the company will apply to the Director of the Financial Services Agency for approval of the demutualization. Subject to the grant of approval, the company will demutualize and convert into a joint stock company on April 1, 2003. There was no opposition from creditors.

Attachment

1. Result of Protest Lodged by Policy Holders

In accordance with Art. 87 paragraph 1 of the Insurance Business Law, on July 31, 2002 The Taiyo Mutual Life Insurance Company published a "Notice of Resolution of the General Meeting of Members of The Taiyo Mutual Life Insurance Company to Demutualize" in connection with its conversion from a mutual company into a joint stock company on July 31, 2002. The results of protests against the demutualization that were received by the company during the period from July 31, 2002 to September 30, 2002 (Protest Period) are as set forth below.

1. Policyholders

Unit: No. of persons

(1)	No. of policyholders who lodged protests during the Protest Period	59
(2)	Total no. of policyholders	3,712,946
(3)	(1) ÷ (2)	0.0016%

2. Value of claims

Unit: 1 million yen

(1)	Amount equivalent to the value of claims owing in respect of the policies of policyholders who lodged protests during the Protest Period	113.33
(2)	Amount equivalent to the value of claims owing in respect of the policies of all policyholders	6,042,030.95
(3)	(1) ÷ (2)	0.0019%

As both 1(3) and 2(3) above fall below the legally prescribed one-fifth (20%) threshold, the abovementioned protests by policyholders do not have the effect of invalidating the resolution of the General Meeting of Members of The Taiyo Mutual Life Insurance Company to demutalize.

2. Protests by Creditors

In accordance with Art. 87 paragraph 2 of the Insurance Business Law, on July 31, 2002 The Taiyo Mutual Life Insurance Company published a "Notice of Resolution of the General Meeting of Members of The Taiyo Mutual Life Insurance Company to Demutualize" in the Japanese government gazette for the notice of its creditors in connection with its demutualization. No protests were received from creditors during the period from July 31, 2002 to September 17, 2002, which was the protest period for creditors.

EXHIBIT J

Statutory public notice dated October 8, 2002 in connection with the objections of policyholders against the Demutualization

(English Translation)

[TRANSLATION]

Nikkei Shimbun article dated October 8, 2002

Masahiro Yoshiike
President
The Taiyo Mutual Life Insurance Company

October 8, 2002

Public Notice

In accordance with the provisions of Art. 87 of the Insurance Business Law, on July 31, 2002 The Taiyo Mutual Life Insurance Company published a "Notice of Resolution of the General Meeting of Members of The Taiyo Mutual Life Insurance Company to Demutualize" in the conversion of the company into a joint stock company. The company invited policyholders opposing the demutualization to lodge their protests during the period from July 31, 2002 to September 30, 2002 (Protest Period). The results of the invitation are as set forth below.

Protests lodged during the Protest Period

1. Policyholders

Unit: No. of persons

(1)	No. of policyholders who lodged protests during the Protest Period	59
(2)	Total no. of policyholders	3,712,946
(3)	(1) ÷ (2)	0.0016%

2. Value of claims

Unit: 1 million yen

(1)	Amount equivalent to the value of claims owing in respect of the policies of policyholders who lodged protests during the Protest Period	113.33
(2)	Amount equivalent to the value of claims owing in respect of the policies of all policyholders	6,042,030.95
(3)	(1) ÷ (2)	0.0019%

As both 1(3) and 2(3) above do not exceed the legally prescribed one-fifth (20%) threshold, the abovementioned protests by policyholders do not have the effect of invalidating the resolution of the General Meeting of Members of The Taiyo Mutual Life Insurance Company to demutalization.

Accordingly, the company will apply to the Director of the Financial Services Agency for approval of the demutualization. Subject to the grant of approval, the company will convert into a joint stock company on April 1, 2003.

EXHIBIT K

Press release dated November 26, 2002 in connection with the interim business report for the first six months of fiscal year 2002

(English Translation)

November 26, 2002

REPORT FOR 1H, FY 2002

Attached are the business results for the 1H (April 1, 2002 – September 30, 2002) of FY2002 of The Taiyo Mutual Life Insurance Company (President: Masahiro Yoshiike).

[Index]

1. Primary Business Results

(1) Volume & Amount of Insurance Policies in Force (Unit: in thousands of policies, hundred million yen, %)

Classification	As of the end of 1H, FY 2002				As of the end of 1H of FY 2001		As of the end of FY 2001	
	No. of policies		Amount		No. of policies	Amount	No. of policies	Amount
		Year-on-year %		Year-on-year %				
Individual insurance	4,339	88.1	103,078	102.7	4,992	100,349	4,664	102,173
Individual annuity	1,609	95.9	48,655	95.6	1,677	50,889	1,641	50,155
Sub-total	6,009	90.1	151,734	100.3	6,670	151,239	6,306	152,329
Group insurance	-	-	111,185	102.0	-	109,010	-	110,227
Group annuity insurance	-	-	8,073	104.7	-	7,708	-	8,132

Note :

1) The amount of individual annuity insurance represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.

2) The amount of group annuity insurance represents that of policy reserves.

(2) Volume & Amount of New Policies (Unit: in thousands of policies, hundred million yen, %)

Classification	As of the end of 1H, FY 2002						1H, FY 2001				FY 2001			
	No. of policies		Amount				No. of policies	Amount			No. of policies	Amount		
		Year-on-year %		Year-on-year %	New policies	Net increase by way of policy conversions			New policies	Net increase by way of policy conversions			New policies	Net increase by way of policy conversions
Individual insurance	200	88.9	10,080	103.0	10,080	-	225	9,782	9,782	-	453	20,479	20,479	-
Individual annuity	16	43.7	427	44.4	427	-	37	961	961	-	54	1,401	1,401	-
Total	216	82.6	10,508	97.8	10,508	-	262	10,744	10,744	-	507	21,881	21,881	-

Note :

1) Policy conversions were discontinued in Fiscal 1999.

2) The amount of individual annuity insurance represents the source funds for the pay-outs of annuities as of the commencement of such pay-outs.

3) The amounts of new policies in group insurance and group annuity insurance categories for 1H, FY 2002 were 51,468 million yen and 68 millionyen , respectively.

(3) Primary Items of Earnings and Expenses (Unit: in hundred million yen, %)

Classification	1H, FY2002		1H, FY 2001	FY 2001
		Year-on-year %		
Revenue from insurance	4,643	91.7	5,066.0	10,190
Revenue from	1,171	105.9	1,106.0	2,444
Payments for insurance	6,098	85.9	7,102.0	13,683
Expenses for	427	142.9	299.0	797

(4) Total Assets (Unit: in hundred million yen, %)

Classification	1H, FY2002		As of the end of 1H, FY 2001	As of the end of FY 2001
		Year-on-year %		
Revenue from insurance	67,067	95.4	70,322	68,340
Expenses for	-1,273	-	-2,341	-4,323

2. Status of Investments of General Account Assets for 1H, FY 2002

(1) Investment Environment

The Japanese economy during 1H, FY 2002 saw increased exports which in turn stimulated domestic production, and business conditions followed a recovering trajectory. However, the U.S. stock prices have since become sharply depressed due to the uncertainties surrounding the future course of the U.S. economy and issues relating to Iraq, while in Japan prospects for the economy that was driven by exports toward recovery have also grown less certain as there was again a major focus on the issues of non-performing loans that had prevented the economy from taking its natural recovery course.

The Nikkei Average did remain strong through early June in line with market anticipations that production might pick up as inventories were sufficiently reduced and the economic recovery might be driven by external demand. However, the U.S. market conditions have since changed sharply as a result of the growing concerns about the U.S. economic prospects, downward revisions of corporations' business results, major accounting scandals, etc., which caused the Japanese stock market to turn weak. In September, the Nikkei Average cut below the lowest point seen after the bursting of the bubble economy. Although the Nikkei Average rose sharply towards the end of September following the announcement by Bank of Japan that it would purchase some of the stocks held by banks, but it tapered off amid uncertainties about supporting government policies and dropped to 9,383 yen at the end of September.

(Nikkei Average 11,024 yen as of the end of FY 2001 vs. 9,383 yen at the end of 1H, FY 2002)

The yields for new 10-year government bonds floated around 1.4% amid symptoms of the Japanese economic recovery, but declined slowly to reach as low as 1.0% momentarily in mid-September. Although interest rate rose sharply to 1.3% as Bank of Japan announced its plan to purchase some of the bank-held stocks and some of the 10-year government bonds remained unbid, but dropped again to a 1.1% level by the end of September due to concerns about future economic prospects and supply/demand factors.

(Yields on 10-year government bonds: 1.400% at the end of FY 2001 vs. 1.175% at the end of 1H, FY 2002)

In the foreign exchange markets, the Yen kept appreciating against the U.S. Dollar the yen due to uncertainties about the U.S. economy, mounting distrust of accounting practices by some U.S. corporations and the downward trends of the U.S. stock prices, and reached a 115 yen level in July. The Yen then turned weaker, and kept depreciating until the end of September, reaching a 124 yen level at one point. The Euro/Yen market remained stable at around 117 yen until August, but the Yen began depreciating against the Euro in concert with Yen's depreciation against the Dollar and reached a 120 yen level by the end of September.

(Dollar/Yen TTM 133.25 yen at the end of FY 2001 vs. 122.60 yen at the end of 1H, FY 2002)

(Euro/Yen TTM 116.14 yen at the end of FY 2001 vs. 120.37 yen at the end of 1H, FY 2002)

(2) Our Investment Policy

We attach our highest priority to preserving the trust of our policyholders, and make it our policy to focus on building an investment portfolio that will ensure generation of stable earnings over the long-term and carry out our investments bearing fully in mind the public nature and soundness of such investments.

More specifically, we invest mainly in Yen interest-bearing assets such as domestic public and corporate bonds and loans in order to secure stable interest earnings and, at the same time, invest carefully in a diversified portfolio of risk assets such as stocks and foreign securities in order to enhance our earnings capability further, thereby aiming build a portfolio that will contribute to improve our overall investment earnings.

(3) Investment Overview

Our General Account assets as of the end of 1H, FY 2002 stood at 6,635 billion yen, representing a reduction of 115.6 billion yen from those as of the end of FY 2001. Of these assets, the valuation differential in "Other Marketable Securities" resulting from application of market value accounting was 6.6 billion yen, declining from 40.9 billion yen as of the end of FY 2001. Of such valuation differential, 4.2 billion yen is added directly to Net Worth.

In terms of major asset allocation, the Yen interest-bearing assets were reduced, with loans declining by 55.9 billion yen and domestic public and corporate bonds declining by 32.8 billon yen (*). We have also condensed our risk assets. While foreign securities increased by 7.9 billion yen (*) from those as of the end of FY 2001, money in trust decreased by 41.1 billion yen (*), foreign securities by 10.4 yen (*) and domestic stocks by 7.5 billion yen.

(*) Increases and decreases in marketable securities are calculated on the basis of outstanding assets prior to application of market value accounting.

(4) Investment Revenues and Expenses

Overall investment revenue amounted to 117.1 billion yen, marking a year-on-year increase of 6.4 billion yen, as interest and dividend revenue declined by 6.6 billion yen due to the continuing low-interest market trends but 10.1 billion yen was generated in revenue from foreign exchange-related derivative transactions amid the appreciating Yen trends.

Investment-related expenses amounted to 35.3 billion yen, representing a year-on-year increase of 14.1 billion yen, as losses on valuation of marketable securities grew by 3.2 billion yen due to deterioration in domestic and overseas market conditions and the foreign exchange losses amounted to 9.8 billion yen primarily as a result of application of hedge accounting.

As a consequence, net investment revenue for 1H, FY 2002 stood at 81.7 billion yen, down 7.6 billion yen from that of the previous corresponding period.

The embedded profits for marketable securities as a whole were 31.4 billion yen, marking a 20.8 billion yen decline from the end of FY 2001, as domestic stocks turned to carry embedded losses due to the declining stock prices although the embedded profits for domestic and foreign public and corporate bonds did increase.

3. Results of Asset Management (General Accounts)

(1) Composition of assets

(In million yen & %)

Asset	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Cash, deposits & call loans	173,501	2.6	168,313	2.4	148,729	2.2
Receivables under resale agreements	-	-	-	-	-	-
Monetary claims purchased	69,953	1.1	59,998	0.9	54,995	0.8
Trading securities	-	-	-	-	-	-
Money in trust	56,181	0.8	94,431	1.4	95,933	1.4
Securities	3,723,036	56.1	3,953,698	56.9	3,803,784	56.3
Public & corporate bonds	2,501,535	37.7	2,569,611	37.0	2,532,630	37.5
Shares	508,097	7.7	665,327	9.6	576,374	8.5
Foreign securities	679,942	10.2	632,811	9.1	665,630	9.9
Public & corporate bonds	528,613	8.0	492,363	7.1	492,379	7.3
Shares etc.	151,328	2.3	140,447	2.0	173,251	2.6
Other securities	33,460	0.5	85,948	1.2	29,148	0.4
Loans receivable	2,253,751	34.0	2,345,799	33.7	2,309,729	34.2
Loans based on policy clauses	132,000	2.0	149,761	2.2	140,623	2.1
General loans	2,121,751	32.0	2,196,037	31.6	2,169,105	32.1
Real estate	192,047	2.9	224,364	3.2	191,579	2.8
Deferred tax assets	79,602	1.2	34,246	0.5	66,120	1.0
Deferred tax assets concerning revaluation	12,000	0.2	-	-	11,956	0.2
Others	78,425	1.2	76,072	1.1	73,656	1.1
Allowance for bad debts	- 3,459	- 0.1	- 5,926	- 0.1	- 5,786	- 0.1
Total	6,635,040	100.0	6,951,000	100.0	6,750,698	100.0
Foreign-currency-denominated assets included	647,962	9.8	559,621	8.1	611,010	9.1

Note: "Real estate" as of the end of 1H, FY 2002 and 1H, FY 2001 is the amount before revaluation of land.

(2) Changes (increase/decrease) in assets

(In million yen)

Asset	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Cash, deposits & call loans	24,771	- 101,499	- 121,083
Receivables under resale agreements	-	-	-
Monetary claims purchased	14,958	- 69,903	- 74,907
Trading securities	-	-	-
Money in trust	- 39,752	7,953	9,455
Securities	- 80,748	- 14,176	- 164,090
Public & corporate bonds	- 31,095	- 111,112	- 148,093
Shares	- 68,277	- 61,888	- 150,840
Foreign securities	14,311	183,707	216,527
Public & corporate bonds	36,234	190,319	190,335
Shares etc.	- 21,922	- 6,612	26,191
Other securities	4,312	- 24,883	- 81,683
Loans receivable	- 55,977	- 62,734	- 98,804
Loans based on policy clauses	- 8,623	- 12,484	- 21,622
General loans	- 47,354	- 50,249	- 77,181
Real estate	467	- 3,020	- 35,805
Deferred tax assets	13,482	34,246	66,120
Deferred tax assets concerning revaluation	44	-	11,956
Others	4,768	- 7,942	- 10,358
Allowance for bad debts	2,326	616	755
Total	- 115,658	- 216,460	- 416,761
Foreign-currency-denominated assets included	36,952	292,324	343,713

Note: "Real estate" as of the end of 1H, FY 2002 and 1H, FY 2001 is increases/decreases in the amount before revaluation of land.

[Reference] Composition of assets before marking-to-market

(In million yen & %)

Asset	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Cash, deposits & call loans	173,501	2.6	168,313	2.5	148,729	2.2
Receivables under resale agreements	-	-	-	-	-	-
Monetary claims purchased	69,907	1.1	59,998	0.9	54,992	0.8
Trading securities	-	-	-	-	-	-
Money in trust	54,773	0.8	97,929	1.4	95,952	1.4
Securities	3,716,391	56.1	3,817,263	55.6	3,756,122	55.9
Public & corporate bonds	2,448,841	36.9	2,490,732	36.3	2,481,656	36.9
Shares	565,435	8.5	598,476	8.7	572,953	8.5
Foreign securities	667,793	10.1	637,348	9.3	670,232	10.0
Public & corporate bonds	493,956	7.5	480,888	7.0	485,978	7.2
Shares etc.	173,837	2.6	156,460	2.3	184,254	2.7
Other securities	34,321	0.5	90,706	1.3	31,280	0.5
Loans receivable	2,253,751	34.0	2,345,799	34.2	2,309,729	34.4
Loans based on policy clauses	132,000	2.0	149,761	2.2	140,623	2.1
General loans	2,121,751	32.0	2,196,037	32.0	2,169,105	32.3
Real estate	192,047	2.9	224,364	3.3	191,579	2.9
Deferred tax assets	82,018	1.2	83,499	1.2	83,326	1.2
Deferred tax assets concerning revaluation	12,000	0.2	-	-	11,956	0.2
Others	78,425	1.2	76,072	1.1	73,656	1.1
Allowance for bad debts	- 3,459	- 0.1	- 5,926	- 0.1	- 5,786	- 0.1
Total	6,629,356	100.0	6,867,315	100.0	6,720,260	100.0
Foreign-currency-denominated assets included	630,943	9.5	565,975	8.2	614,258	9.1

[Reference] Changes (increase/decrease) in assets before marking-to-market

(In million yen)

Asset	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Cash, deposits & call loans	24,771	- 101,499	- 121,083
Receivables under resale agreements	-	-	-
Monetary claims purchased	14,914	- 69,903	- 74,910
Trading securities	-	-	-
Money in trust	- 41,179	10,077	8,101
Securities	- 39,730	85,201	24,061
Public & corporate bonds	- 32,814	- 97,614	- 106,690
Shares	- 7,517	25,149	- 373
Foreign securities	- 2,439	183,101	215,986
Public & corporate bonds	7,977	186,484	191,575
Shares etc.	- 10,416	- 3,383	24,410
Other securities	3,041	- 25,434	- 84,861
Loans receivable	- 55,977	- 62,734	- 98,804
Loans based on policy clauses	- 8,623	- 12,484	- 21,622
General loans	- 47,354	- 50,249	- 77,181
Real estate	467	- 3,020	- 35,805
Deferred tax assets	- 1,308	2,011	1,838
Deferred tax assets concerning revaluation	44	-	11,956
Others	4,768	- 7,942	- 10,358
Allowance for bad debts	2,326	616	755
Total	- 90,903	- 147,193	- 294,249
Foreign-currency-denominated assets included	16,684	292,279	340,561

(3) Profits on asset management

(In million yen)

Account	1H, FY 2002	1H, FY 2001	FY 2001
Interest & dividends received	75,846	82,526	162,973
Interest on deposits	3	13	14
Interest & dividends on securities	39,459	43,137	86,292
Interest on loans receivable	33,157	35,971	69,995
Rental of real estate	2,993	3,092	6,137
Other interest & dividends received	233	311	533
Profits on management of trading securities	-	-	-
Profits on money in trust	3,702	-	-
Profits on management of marketable securities	-	-	-
Profits on sale of securities	22,262	25,766	66,517
Profits on sale of governmental & other bonds	9,005	7,917	21,379
Profits on sale of shares	10,494	16,776	26,547
Profits on sale of foreign securities	2,762	1,050	18,586
Others	-	22	4
Profits on redemption of securities	-	-	-
Profits on financial derivative transactions	10,176	-	-
Exchange profits	-	1,927	11,244
Profits on other management	5,146	432	3,728
Total	117,133	110,653	244,464

(4) Expenses on management of assets

(In million yen)

Account	1H, FY 2002	1H, FY 2001	FY 2001
Interest expenses	1,087	1,085	2,166
Losses on management of trading securities	-	-	-
Losses on management of money in trust	-	1,556	430
Losses on management of marketable securities	-	-	-
Losses on sale of securities	14,170	11,001	37,295
Losses on sale of governmental & other bonds	328	4,241	4,985
Losses on sale of shares	4,820	4,614	29,685
Losses on foreign securities	9,021	2,145	2,602
Others	-	-	22
Appraisal losses on securities	7,347	4,058	1,751
Appraisal losses on governmental & other bonds	-	-	-
Appraisal bonds of shares	7,235	1,339	1,630
Appraisal losses on foreign securities	111	2,719	-
Losses on redemption of securities	-	-	260
Expenses on financial derivative transactions	-	894	26,117
Exchange losses	9,841	-	-
Provision of allowance for bad debts	-	-	-
Write-offs of loans receivable	153	75	132
Depreciation of real estate for rent	1,177	1,265	2,545
Expenses on other management	1,593	1,267	2,848
Total	35,371	21,205	73,550

[Reference] Breakdown of profits and expenses on financial derivative transactions

(In million yen)

Category	1H, FY 2002	1H, FY 2001	FY 2001
Interest-rate-related transactions	108	468	454
Currency-related transactions	10,066	- 2,658	- 27,952
Share-related transactions	-	-	-
Bond-related transactions	89	1,295	1,421
Other	- 88	-	- 41
Total	10,176	- 894	- 26,117

(5) Appraisal profits/losses on marketable securities

(In million yen)

Asset	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	56,675	2,219	84,410	- 2,995	71,164	1,248
Money in trust	56,675	2,219	84,410	- 2,995	71,164	1,248

Note: "Money in trust" is composed of securities held with money in trust.

(6) Market price data of securities (those with market prices out of securities)

(In million yen) [Reference]

Category	End of 1H, FY 2002					End of 1H, FY 2001					[Reference] End of 1H, FY 2002	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/loss
Bonds held to maturity	227,474	233,699	6,225	6,225	-0	237,358	238,227	868	2,211	-1,343	233,699	6,225
Domestic bonds	166,478	172,703	6,225	6,225	-	177,360	178,229	869	2,211	-1,342	172,703	6,225
Monetary claims purchased	60,996	60,995	-0	-0	-0	59,998	59,998	-0	-	-0	60,995	-0
Bonds corresponding to policy reserve	972,506	991,160	18,654	18,722	-68	-	-	-	-	-	991,160	18,654
Shares of subsidiaries and affiliated companies	-	-	-	-	-	1,357	915	-442	-	-442	-	-
Other securities	2,466,050	2,472,742	6,691	111,828	-105,137	3,560,738	3,697,174	136,435	210,311	-73,875	2,505,778	39,728
Public & corporate bonds	1,309,857	1,362,550	52,693	54,043	-1,349	2,313,371	2,392,251	78,879	80,899	-2,019	1,363,451	53,594
Shares	540,682	483,345	-57,337	22,385	-79,722	590,709	657,560	66,851	114,613	-47,762	506,784	-33,897
Foreign securities	577,338	589,488	12,149	35,110	-22,961	571,132	566,595	-4,536	14,672	-19,209	598,182	20,843
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	83,382	60,874	-22,508	89	-22,598	90,243	74,231	-16,012	1,836	-17,848	61,258	-22,124
Other securities	29,260	28,400	-860	240	-1,100	85,524	80,766	-4,758	125	-4,884	28,402	-858
Monetary claims purchased	8,911	8,957	46	48	-1	-	-	-	-	-	8,957	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,666,031	3,697,602	31,570	136,776	-105,206	3,799,454	3,936,316	136,862	212,523	-75,660	3,730,639	64,607
Public & corporate bonds	2,448,841	2,526,415	77,573	78,991	-1,418	2,490,732	2,570,480	79,748	83,111	-3,362	2,527,315	78,474
Shares	540,682	483,345	-57,337	22,385	-79,722	592,066	658,475	66,408	114,613	-48,204	506,784	-33,897
Foreign securities	577,338	589,488	12,149	35,110	-22,961	571,132	566,595	-4,536	14,672	-19,209	598,182	20,843
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	83,382	60,874	-22,508	89	-22,598	90,243	74,231	-16,012	1,836	-17,848	61,258	-22,124
Other securities	29,260	28,400	-860	240	-1,100	85,524	80,766	-4,758	125	-4,884	28,402	-858
Monetary claims purchased	69,907	69,953	46	48	-2	59,998	59,998	-0	-	-0	69,953	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

(In million yen)

Category	End of FY 2001				
	Book value	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	217,519	216,892	-627	1,557	-2,185
Domestic bonds	166,526	165,898	-628	1,556	-2,185
Monetary claims purchased	50,992	50,993	1	1	-0
Bonds corresponding to policy reserve	1,035,918	1,041,274	5,356	6,516	-1,160
Shares of subsidiaries and affiliated companies	379	379	-	-	-
Other securities	2,453,957	2,501,622	47,664	134,966	-87,302
Public & corporate bonds	1,279,211	1,330,185	50,974	53,546	-2,572
Shares	559,690	563,111	3,421	63,796	-60,374
Foreign securities	579,778	575,176	-4,602	17,403	-22,005
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	93,799	82,796	-11,002	1,358	-12,361
Other securities	31,278	29,146	-2,131	218	-2,350
Monetary claims purchased	4,000	4,002	2	2	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,707,774	3,760,168	52,394	143,041	-90,647
Public & corporate bonds	2,481,656	2,537,358	55,702	61,619	-5,917
Shares	560,069	563,491	3,421	63,796	-60,374
Foreign securities	579,778	575,176	-4,602	17,403	-22,005
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	93,799	82,796	-11,002	1,358	-12,361
Other securities	31,278	29,146	-2,131	218	-2,350
Monetary claims purchased	54,992	54,996	3	3	-0
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note 1: This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. "Money in trust" does not include securities other than marketable securities.
3. The average value during the last month of each period is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.
[Reference] indicates market price data when the market price and the exchange rate at the point of the end of 1H, FY 2002 are applied.

* The book value of securities with no market price is as follows: (In million yen)

Category	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Bonds held to maturity	-	-	-
Unlisted foreign securities	-	-	-
Others	-	-	-
Bonds corresponding to policy reserve	-	-	-
Shares of subsidiaries & affiliated companies	18,269	6,664	6,599
Other securities	102,047	71,192	96,790
Unlisted domestic shares (except OTC-traded shares)	6,937	5,960	6,738
Unlisted foreign shares (except OTC-traded shares)	90,000	60,000	90,000
Unlisted foreign bonds	-	-	-
Others	5,110	5,231	51
Total	120,317	77,857	103,390

* The following are unrealized profits and losses on the yen-translated foreign securities out of securities without any market price, and the securities with a market price.

(In million yen) [Reference]

Category	End of 1H, FY 2002					End of 1H, FY 2001					End of 1H, FY 2002 [Reference]	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/loss
Bonds held to maturity	227,474	233,699	6,225	6,225	-0	237,358	238,227	868	2,211	-1,343	233,699	6,225
Domestic bonds	166,478	172,703	6,225	6,225	-	177,360	178,229	869	2,211	-1,342	172,703	6,225
Monetary claims purchased	60,996	60,995	-0	-0	-0	59,998	59,998	-0	-	-0	60,995	-0
Bonds corresponding to policy reserve	972,506	991,160	18,654	18,722	-68	-	-	-	-	-	991,160	18,654
Shares of subsidiaries and affiliated companies	18,269	18,190	-79	-	-79	8,021	7,204	-817	-	-817	18,198	-71
Other securities	2,568,098	2,574,789	6,691	111,828	-105,137	3,631,931	3,768,366	136,435	210,311	-73,875	2,607,826	39,728
Public & corporate bonds	1,309,857	1,362,550	52,693	54,043	-1,349	2,313,371	2,392,251	78,879	80,899	-2,019	1,363,451	53,594
Shares	547,619	490,282	-57,337	22,385	-79,722	596,670	663,521	66,851	114,613	-47,762	513,722	-33,897
Foreign securities	667,338	679,488	12,149	35,110	-22,961	631,132	626,595	-4,536	14,672	-19,209	688,182	20,843
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	173,382	150,874	-22,508	89	-22,598	150,243	134,231	-16,012	1,836	-17,848	151,258	-22,124
Other securities	34,321	33,460	-860	240	-1,100	90,706	85,948	-4,758	125	-4,884	33,462	-858
Monetary claims purchased	8,911	8,957	46	48	-1	-	-	-	-	-	8,957	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,786,348	3,817,840	31,491	136,776	-105,285	3,877,311	4,013,798	136,486	212,523	-76,036	3,850,884	64,536
Public & corporate bonds	2,448,841	2,526,415	77,573	78,991	-1,418	2,490,732	2,570,480	79,748	83,111	-3,362	2,527,315	78,474
Shares	565,435	508,097	-57,337	22,385	-79,722	598,476	664,884	66,408	114,613	-48,204	531,537	-33,897
Foreign securities	667,793	679,863	12,069	35,110	-23,041	637,348	632,435	-4,912	14,672	-19,584	688,565	20,772
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	173,837	151,249	-22,587	89	-22,677	156,460	140,072	-16,387	1,836	-18,224	151,641	-22,196
Other securities	34,321	33,460	-860	240	-1,100	90,706	85,948	-4,758	125	-4,884	33,462	-858
Monetary claims purchased	69,907	69,953	46	48	-2	59,998	59,998	-0	-	-0	69,953	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-

Category	End of FY 2001				
	Book value	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	217,519	216,892	-627	1,557	-2,185
Domestic bonds	166,526	165,898	-628	1,556	-2,185
Monetary claims purchased	50,992	50,993	1	1	-0
Bonds corresponding to policy reserve	1,035,918	1,041,274	5,356	6,516	-1,160
Shares of subsidiaries and affiliated companies	6,978	6,897	-81	-	-81
Other securities	2,550,748	2,598,412	47,664	134,966	-87,302
Public & corporate bonds	1,279,211	1,330,185	50,974	53,546	-2,572
Shares	566,428	569,850	3,421	63,796	-60,374
Foreign securities	669,778	665,176	-4,602	17,403	-22,005
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	183,799	172,796	-11,002	1,358	-12,361
Other securities	31,280	29,148	-2,131	218	-2,350
Monetary claims purchased	4,000	4,002	2	2	-
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,811,165	3,863,477	52,312	143,041	-90,728
Public & corporate bonds	2,481,656	2,537,358	55,702	61,619	-5,917
Shares	572,953	576,374	3,421	63,796	-60,374
Foreign securities	670,232	665,549	-4,683	17,403	-22,086
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	184,254	173,170	-11,083	1,358	-12,442
Other securities	31,280	29,148	-2,131	218	-2,350
Monetary claims purchased	54,992	54,996	3	3	-0
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-

Note 1. This table includes certificates, like CD (certificate of deposit), that should be treated *in the same manner as securities under the Securities and Exchange Law*

2. "Money in trust" includes securities other than marketable securities, and their book value and the market price were 50 million yen as of the end of each perio (There were no net profits/losses.)

3. The average value during the last month of each period is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated asset [Reference] indicates market price data when the market price and the exchange rate at the point of the end of 1H, FY 2002 are applied

(7) Market price data of money in trust

(In million yen)

Category	End of 1H, FY 2002					End of 1H, FY 2001				
	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included
Marketable securities	56,181	56,181	-	-	-	94,431	94,431	-	-	-

Category	End of FY 2002				
	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included
Marketable securities	95,933	95,933	-	-	-

* Marketable money in trust

(In million yen)

Category	End of 1H, FY 2002		End of 1H, FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	56,675	2,219	84,410	- 2,995

Category	End of FY 2002	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	71,164	1,248

Note: The above are securities held with money in trust.

* Money in trust for bonds held to maturity, bonds corresponding to policy reserve and other securities

(In million yen)

Category	End of 1H, FY 2002					End of 1H, FY 2001				
	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-	-	-	-	-	-
Other securities	50	50	-	-	-	50	50	-	-	-

Category	End of FY 2002				
	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-
Other securities	50	50	-	-	-

4. Balance Sheet as of the End of 1H, FY 2002

(In millions of yen & %)

Items \ Fiscal Period	End of 1H, FY 2002 (as of September 30, 2002)		End of 1H, FY 2001 (as of September 30, 2001)		Condensed Balance Sheet, FY 2001 (as of March 31, 2002)	
	Amount	%	Amount	%	Amount	%
(Asset)						
Cash & deposits	40,542	0.6	48,279	0.7	49,941	0.7
Call loans	134,341	2.0	122,113	1.7	101,580	1.5
Monetary claims purchased	69,953	1.0	59,998	0.9	54,995	0.8
Money in trust	56,181	0.8	94,431	1.3	95,933	1.4
Marketable securities	3,791,807	56.5	4,031,190	57.3	3,883,756	56.8
(of which national bonds)	(1,203,390)		(1,241,848)		(1,383,781)	
(of which municipal bonds)	(462,137)		(476,435)		(459,914)	
(of which corporate bonds)	(865,072)		(884,324)		(723,006)	
(of which shares)	(530,540)		(689,744)		(601,773)	
(of which foreign securities)	(697,206)		(652,888)		(686,132)	
Loans receivable	2,253,751	33.6	2,345,999	33.4	2,309,929	33.8
Loans based on policy clauses	132,000		149,761		140,623	
General loans	2,121,751		2,196,237		2,169,305	
Immovable & movable properties	192,421	2.9	224,771	3.2	191,962	2.8
(of which immovable properties)	(192,047)		(224,364)		(191,579)	
Amounts due from agencies	11	0.0	18	0.0	18	0.0
Claims on reinsurance	2	0.0	1	0.0	1	0.0
Other assets	79,554	1.2	77,107	1.1	73,620	1.1
Deferred tax assets	79,602	1.2	34,246	0.5	66,120	1.0
Deferred tax assets relative to asset	12,000	0.2	-	-	11,956	0.2
Allowance for bad debts	-3,460	-0.1	-5,926	-0.1	-5,786	-0.1
Total Assets	6,706,709	100.0	7,032,230	100.0	6,834,028	100.0

(In millions of yen & %)

Items \ Fiscal Period	End of 1H, FY 2002 (as of September 30, 2002)		End of 1H, FY 2001 (as of September 30, 2001)		Condenses Balance Sheet, FY 2001 (as of March 31, 2002)	
	Amount	%	Amount	%	Amount	%
(Liabirities)						
Insurance reserves	6,324,447	94.3	6,571,525	93.4	6,455,343	94.5
(of which Liability Reserves)	(6,229,924)		(6,467,733)		(6,358,848)	
Liabilities on reinsurance	22	0.0	22	0.0	24	0.0
Other liabilities	148,359	2.2	133,690	1.9	121,161	1.8
Provision for retirement benefits	25,240	0.4	24,250	0.3	25,018	0.4
Provision for directors' retirement benefits	401	0.0	435	0.0	457	0.0
Reserve for price fluctuation	55,996	0.8	49,099	0.7	54,911	0.8
Total liabilities	6,554,466	97.7	6,779,023	96.4	6,656,917	97.4
(Net worth)						
Endowment	21,000	0.3	-	-	-	-
Endowment reserve	10,000	0.1	-	-	-	-
Asset revaluation reserve	13	0.0	-	-	-	-
Surplus	138,195	2.1	-	-	-	-
Reserve for loss compensation	311		-		-	
Voluntary reserve	96,678		-		-	
Unappropriated interim surplus	41,205		-		-	
Losses on revaluation of land	-21,241	-0.3	-	-	-	-
Gains on revaluation of shares, etc.	4,275	0.1	-	-	-	-
Total net worth	152,242	2.3	-	-	-	-
Total Liabilities & Net Worth	6,706,709	100.0	-	-	-	-
(Net Worth)						
Endowment	-	-	24,000	0.3	24,000	0.4
Legal reserve	-	-	7,284	0.1	7,284	0.1
Losses on Revaluation	-	-	-	-	-21,163	-0.3
Surplus	-	-	134,740	1.9	136,533	2.0
Voluntary reserve	-		99,798		99,798	
Unappropriated Interim Surplus	-		34,942		36,734 (11,358)	
Gains on revaluation	-	-	87,182	1.2	30,457	0.4
Total net worth	-	-	253,207	3.6	177,111	2.6
Total liabilities & net worth	-	-	7,032,230	100.0	6,834,028	100.0

Note :

Unappropriated interim surplus in the Condensed Balance Sheet as of the end of FY 2001 represents the unappropriated surplus for the relevant fiscal year and the amount within the parenthesis represents surplus for that fiscal year.

5. Incocme Statement for 1H, FY 2002

(In millions of yen & %)

Items \ Fiscal Period	1H, FY 2002 (From April 1, 2002 To September 30, 2002)		1H, FY 2001 (From April 1, 2001 To September 30, 2001)		Condenses Income Statement, FY 2001 (From April 1, 2001 To March 31, 2002)	
	Amount	%	Amount	%	Amount	%
Recurring revenue	736,292	100.0	813,281	100.0	1,591,001	100.0
Revenue from insurance premiums, etc.	464,374		506,680		1,019,041	
(of which insurance premiums)	(464,333)		(506,666)		(1,018,994)	
Revenue from investments	117,133		110,653		244,464	
(of which interest & dividend revenue)	(75,846)		(82,526)		(162,973)	
(of which revenue from investment in money in trust)	(3,702)		(-)		(-)	
(of which profit on sale of marketable securities)	(22,262)		(25,766)		(66,517)	
(of which revenue from finacial derivative transations)	(10,176)		(-)		(-)	
Other recurring revenue	154,784		195,947		327,495	
(of which reversal of policy reserve)	(128,923)		(178,239)		(287,124)	
Recurring expenses	717,174	97.4	802,005	98.6	1,572,834	98.9
Payments of insurance claims, etc.	609,880		710,234		1,368,304	
(of which insurance claims)	(400,866)		(475,087)		(917,359)	
(of which annuities)	(43,783)		(37,300)		(74,514)	
(of which benefits)	(61,089)		(57,575)		(121,200)	
(of which premiums surrendered)	(91,056)		(120,289)		(225,199)	
(of which other cash surrender value)	(13,035)		(19,932)		(29,925)	
Addition to policy reserve	379		2,411		4,696	
Expenses for investments	42,767		29,934		79,734	
(of which loss on investment in money in trust)	(-)		(1,556)		(430)	
(of which loss on sale of marketable securities)	(14,170)		(11,001)		(37,295)	
(of which loss on valuation of marketable securities)	(7,347)		(4,058)		(1,751)	
(of which expenses incurred for finacial derivative transations)	(-)		(894)		(26,117)	
(of which loss on special account investments)	(7,395)		(8,729)		(6,184)	
Operating expenses	43,827		43,480		85,049	
Other recurring expenses	20,320		15,944		35,050	
Recurring profit	19,118	2.6	11,275	1.4	18,167	1.1
Extraordinary profit	2,299	0.3	741	0.1	1,207	0.1
Extraordinary losses	1,354	0.2	2,711	0.3	9,192	0.6
Interim surplus before taxes	20,063	2.7	9,305	1.1	*1 10,181	0.6
Corporate & inhabitant taxes	3,052	0.4	1,751	0.2	661	0.0
Adjustments on corporate tax, etc.	1,264	0.2	-2,011	-0.2	-1,838	-0.1
Interim surplus	15,746	2.1	9,565	1.2	*2 11,358	0.7
Surplus brought forward from previous tern	25,366	3.4	25,366	3.1	25,366	1.6
Withdrawal from voluntary reserve	14	0.0	10	0.0	10	0.0
Withdrawal from gains on revaluation	78	0.0	-	-	-	-
Unappropriated interim surplus	41,205	5.6	34,942	4.3	*3 36,734	2.3

Notes: *1 represents surplus before tatxes for FY 2001.

*2 represents surplus for FY 2001.

*3 represents unappropriated surplus for FY 2001.

Important Matters Forming the Basis for Preparation of Interim Consolidated Balance Sheet and Interim Consolidated Income Statement

End of 1H, FY 2002	End of 1H, FY 2001
1. Valuation Standards and Methods Applicable to Marketable Securities Valuation of marketable securities (including those among cash, deposits and monetary claims purchased that are equivalent in nature to marketable securities, and those invested as trust assets in money trust) is based upon market value method (moving average method for determination of cost of sale) with respect to marketable securities for trading purposes; depreciation cost method based on moving average (straight-line method) with respect to bonds to be held until maturity; depreciation cost method based on moving average (straight-line method) with respect to liability reserve-use bonds falling under the category as defined in "Current Accounting and Audit Treatment of 'Policy Reserve-Use Bonds' in Insurance Business" (Report No. 21 of Business Segment-Specific Audit Committee of Japan Association of Certified Public Accountants); cost method with respect to the stocks of subsidiaries and affiliates (shares issued by subsidiaries as defined in Article 2 Section 12 of Insurance Business Law and subsidiaries and affiliates as defined in Article 2-3 Section 2 of the Enforcement Ordinance of Insurance Business Law, excluding their own subsidiaries); market value method based on average market price for the month of September (moving average method for determination of cost of sale) with respect to domestic and foreign shares among securities carrying market value; market value method based on market price prevailing on the last day of September (moving average method for determination of cost of sale) with respect to other securities not carrying market value; depreciation cost method based on moving average (straight-line method) with respect to public and corporate bonds (including foreign bonds) among other securities not carrying market value whose acquisition cost differential is deemed equal to interest adjustment differential; and cost method based on moving average with respect to all other marketable securities. Any valuation differential relative to other marketable securities is dealt with by direct capitalization method.	1. Valuation Standards and Methods Applicable to Marketable Securities Valuation of marketable securities (including those among cash, deposits and monetary claims purchased that are equivalent in nature to marketable securities, and those invested as trust assets in money trust) is based upon market value method (moving average method for determination of cost of sale) with respect to marketable securities for trading purposes; depreciation cost method based on moving average (straight-line method) with respect to bonds to be held until maturity; depreciation cost method based on moving average (straight-line method) with respect to public and corporate bonds (including foreign bonds) among other securities not carrying market value whose acquisition cost differential is deemed equal to interest adjustment differential; cost method with respect to the stocks of subsidiaries and affiliates (stocks issued by subsidiaries as defined in Article 2 Section 13 of Insurance Business Law and subsidiaries and affiliates as defined in Article 2-2 Section 2 of the Enforcement Ordinance of Insurance Business Law, excluding their own subsidiaries); and cost method based on moving average with respect to all other marketable securities.
2. Valuation Standards Applicable to Financial Derivative Transactions Derivative transactions are valued on the basis of market value method.	2. Valuation Standards Applicable to Financial Derivative Transactions Same as left
3. Depreciation Methods Applicable to Immovable and Movable Properties Immovable properties (excluding those acquired on or after April 1, 1998) and movable properties are depreciated on the basis of declining balance method, and buildings acquired on or after April 1, 1998 are depreciated on the basis of straight-line method.	3. Depreciation Methods Applicable to Immovable and Movable Properties Same as left
4. Depreciation Method Applicable to Software for Internal Use Software for internal use is depreciated over the relevant useful life on the basis of straight-line method.	4. Depreciation Method Applicable to Software for Internal Use Same as left
5. Appropriation Standards Applicable to Reserves, Provisions and Allowances (1) Allowance for Bad Debts As a safeguard against loan losses, allowance for bad debts is appropriated in the following manner in accordance with the self-assessment standards and write-off/provision standards applicable to risk assets: With respect to credits to debtors who are legally and formally bankrupt or subjected to civil rehabilitation procedure ("Bankrupt Debtors") and to those who are effectively bankrupt ("Effectively Bankrupt Debtors"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts reduced as noted below, and the remaining balances are appropriated as the allowance.	5. Appropriation Standards Applicable to Reserves, Provisions and Allowances (1) Allowance for Bad Debts As a safeguard against loan losses, allowance for bad debts is appropriated in the following manner in accordance with the self-assessment standards and write-off/provision standards applicable to risk assets: With respect to credits to debtors who are legally and formally bankrupt or subjected to civil rehabilitation procedure ("Bankrupt Debtors") and to those who are effectively bankrupt ("Effectively Bankrupt Debtors"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts reduced as noted below, and the remaining balances are appropriated as the allowance.

End of 1H, FY 2002	End of 1H, FY 2001
With respect to credits to debtors who are not currently bankrupt but are deemed likely to go bankrupt in the foreseeable future ("Debtors of Highly Questionable Standing"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts, and certain differing portions of the remaining balances are appropriated as the allowance on the basis of comprehensive assessments of such debtors' debt-repayment capabilities. With respect to all other credits, the amount of the allowance is determined by applying certain multipliers reflecting past loan loss experienced to the outstanding balances. The relevant units of the Company conduct their asset assessment of all outstanding credits in accordance with the self-assessment standards, and independent asset audit units audit the results of the asset assessments and determine different degrees of provisions such as discussed above. As to the partially collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors, the portions remaining after deduction of the amounts equivalent to such collateral and guarantee as the recoverable credits are established as unrecoverable credits, and such portions are reduced directly reduced from the relevant aggregate credits. Such unrecoverable credits amount to 484 million yen.	With respect to credits to debtors who are not currently bankrupt but are deemed likely to go bankrupt in the foreseeable future ("Debtors of Highly Questionable Standing"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts, and certain differing portions of the remaining balances are appropriated as the allowance on the basis of comprehensive assessments of such debtors' debt-repayment capabilities. With respect to all other credits, the amount of the allowance is determined by applying certain multipliers reflecting past loan loss experienced to the outstanding balances. As to the partially collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors, the portions remaining after deduction of the amounts equivalent to such collateral and guarantee as the recoverable credits are established as unrecoverable credits, and such portions are reduced directly reduced from the relevant aggregate credits. Such unrecoverable credits amount to 1,794 million yen.
(2) Provision for Retirement Benefits In order to prepare for payment of appropriate employee retirement benefits, Provision for Retirement Benefits are appropriated in such an amount as is deemed to have accrued as of the closing of the first half-year of this Fiscal Year in accordance with the relevant accounting standard ("Opinions concerning Establishment of Accounting Standard Applicable to Payment of Retirement Benefits" of June 16, 1998 issued by Corporate Accounting Deliberation Committee).	(2) Provision for Retirement Benefits Same as left
(3) Provision for Directors' Retirement Benefits In order to prepare for payment of appropriate directors' retirement benefits, provision for directors' retirement benefits is established in the necessary amount in accordance with the Company's internal rules pursuant to the provisions of Article 59 Section 1 of Insurance Business Law to which those of Article 287-2 of Commercial Code apply mutatis mutandis.	(3) Provision for Directors' Retirement Benefits Same as left
(4) Provision for Price Fluctuation Provision for Price Fluctuation is appropriated in the amount determined pursuant to the provisions of Article 115 of Insurance Business Law.	(4) Provision for Price Fluctuation Same as left
6. Standard Applicable to Conversion of Foreign Currency-Denominated Assets and Liabilities into Japanese Currency-Denominated Assets and Liabilities Foreign currency-denominated assets and liabilities (excluding shares of foreign subsidiaries and affiliates and other foreign marketable securities) are converted into Japanese Yen equivalents at the relevant foreign exchange rates prevailing on the last day of September. Foreign currency-denominated stocks of foreign subsidiaries and affiliates are converted into Japanese Yen equivalents at the relevant foreign exchange rates prevailing at the time of acquisition, and other foreign marketable securities at the relevant average foreign exchange rates for the month of September.	6. Standard Applicable to Conversion of Foreign Currency-Denominated Assets and Liabilities into Japanese Currency-Denominated Assets and Liabilities Same as left
7. Methods of Hedge Accounting Pursuant to "Opinions concerning Establishment of Accounting Standard Applicable to Financial Instruments" of January 22, 1999 issued by the Corporate Accounting Deliberation Committee, deferred hedges and interest rate swaps are executed, as special measures, in order to hedge against cash flow fluctuation risks relative to the Company's loans, and market value hedges as a means of hedging against exchange fluctuation risks relative to foreign currency-denominated bonds.	7. Methods of Hedge Accounting Same as left

End of 1H, FY 2002	End of 1H, FY 2001
Judgment on the effectiveness of hedging is based primarily upon a ratio analysis that compares the cash flow fluctuations of the objects and the means of hedging.	
8. Accounting Treatment of Consumption Tax, etc. Accounting treatment of consumption tax and local consumption tax is based on the net-of-tax method. However, Deferred consumption tax as stipulated in Tax Law is appropriated as prepaid expense and amortized on a straight-line basis over a period of five years, while others are expensed during the relevant year of accrual.	8. Accounting Treatment of Consumption Tax, etc Same as left
9. Methods of Accumulating Policy Reserve Policy Reserve is a reserve required under the provisions of Article 116 of Insurance Business Law, and its accumulation is calculated in accordance with the following methods: (1) The method as determined by Director General of Financial Services Agency (per Notification No. 48, Ministry of Finance, 1996) with respect to contracts falling within the scope of standard policy reserve. (2) The level net insurance premium method with respect to contracts falling outside the scope of standard policy reserve.	9. Methods of Accumulating Policy Reserve Same as left
(Additional Information) Concurrently with the enactment of Commercial Code Enforcement Ordinance (Ministry of Justice Order No. 22, 2002), the net worth section of the Company's Balance Sheet as of the closing of the first half-year of this Fiscal Year is prepared pursuant to the provisions of the said Ordinance.	

Notes (Relating to Balance Sheet)

End of 1H. FY 2002	End of 1H. FY 2001	End of FY 2001
1. Accumulated depreciation of immovable and movable properties amounted to 90,576 million yen.	1. Accumulated depreciation of immovable and movable properties amounted to 86,776 million yen.	1. Accumulated depreciation of immovable and movable properties amounted to 88,555 million yen.
2. Asset pledge as collateral amounted to 128,569 million yen.	2. Asset pledge as collateral amounted to 133,132million yen.	2. Asset pledge as collateral amounted to 138,055million yen.
3. Of the total Loans outstanding, Credits to Bankrupt Debtors, Delinquent Credits, Credits Delinquent for 3 Months or Longer and Relaxed Credits aggregated Yen 13,033 million. Their respective details are as follows:	3. Of the total Loans outstanding, Credits to Bankrupt Debtors, Delinquent Credits, Credits Delinquent for 3 Months or Longer and Relaxed Credits aggregated Yen 16,522 million. Their respective details are as follows:	3. Of the total Loans outstanding, Credits to Bankrupt Debtors, Delinquent Credits, Credits Delinquent for 3 Months or Longer and Relaxed Credits aggregated 14,274 million yen. Their respective details are as follows:
(1) Of the total Loans outstanding, Credits to Bankrupt Debtors and Delinquent Credits amounted to 238 million yen and 1,450 million yen, respectively. Those portions of the above Credits to Bankrupt Debtors and Delinquent Credits that were identified as unrecoverable and deducted from the gross amounts were 155 million yen and 110 million yen, respectively. The "Credits to Bankrupt Debtors" are, among the loans (excluding the portions written off) for which unearned interest has not been appropriated on the ground that collection of interest or repayment of principal was deemed impossible in light of the considerable length of period of delinquency and other circumstances ("Credits with Unearned Interest Unappropriated"), those loans to which one or more of the events as set forth in Sub-Sections (a) through (e) of Article 96 Section 1-3 or Section 1-4 of Corporate Tax Law Enforcement Ordinance (Government Order No. 97 of 1965) have occurred. The "Delinquent Credits" are those loans for which overdue interest has not yet been appropriated as unearned interest, and are loans other than those under which graces of interest are granted for the purpose of rehabilitating or supporting the Credits to, or the business of, Bankrupt Debtors.	(1) Of the total Loans outstanding, Credits to Bankrupt Debtors and Delinquent Credits amounted to 52 million yen and 2,435 million yen, respectively. Those portions of the above Credits to Bankrupt Debtors and Delinquent Credits that were identified as unrecoverable and deducted from the gross amounts were 31 million yen and 1,575 million yen, respectively. The "Credits to Bankrupt Debtors" are, among the loans (excluding the portions written off) for which unearned interest has not been appropriated on the ground that collection of interest or repayment of principal was deemed impossible in light of the considerable length of period of delinquency and other circumstances ("Credits with Unearned Interest Unappropriated"), those loans to which one or more of the events as set forth in Sub-Sections (a) through (e) of Article 96 Section 1-3 or Section 1-4 of Corporate Tax Law Enforcement Ordinance (Government Order No. 97 of 1965) have occurred. The "Delinquent Credits" are those loans for which overdue interest has not yet been appropriated as unearned interest, and are loans other than those under which graces of interest are granted for the purpose of rehabilitating or supporting the Credits to, or the business of, Bankrupt Debtors.	(1) Of the total Loans outstanding, Credits to Bankrupt Debtors and Delinquent Credits amounted to 89 million yen and 1,915 million, yen respectively. Those portions of the above Credits to Bankrupt Debtors and Delinquent Credits that were identified as unrecoverable and deducted from the gross amounts were Yen 823 million yen and 638 million yen, respectively. The "Credits to Bankrupt Debtors" are, among the loans (excluding the portions written off) for which unearned interest has not been appropriated on the ground that collection of interest or repayment of principal was deemed impossible in light of the considerable length of period of delinquency and other circumstances ("Credits with Unearned Interest Unappropriated"), those loans to which one or more of the events as set forth in Sub-Sections (a) through (e) of Article 96 Section 1-3 or Section 1-4 of Corporate Tax Law Enforcement Ordinance (Government Order No. 97 of 1965) have occurred. The "Delinquent Credits" are those loans for which overdue interest has not yet been appropriated as unearned interest, and are loans other than those under which graces of interest are granted for the purpose of rehabilitating or supporting the Credits to, or the business of, Bankrupt Debtors.
(2) Of the total Loans outstanding, Credits Delinquent for 3 Months or Longer amounted to 6,293 million yen. The "Credits Delinquent for 3 Months or Longer" are those loans for which principal repayment and/or interest payment remain delinquent for 3 months or longer from the day after scheduled repayment or payment date, and do not fall under the categories of "Credits to Bankrupt Debtors" or "Delinquent Credits".	(2) Of the total Loans outstanding, Credits Delinquent for 3 Months or Longer amounted to 5,695 million yen. The "Credits Delinquent for 3 Months or Longer" are those loans for which principal repayment and/or interest payment remain delinquent for 3 months or longer from the day after scheduled repayment or payment date, and do not fall under the categories of "Credits to Bankrupt Debtors" or "Delinquent Credits".	(2) Of the total Loans outstanding, Credits Delinquent for 3 Months or Longer amounted to 6,504 million yen. The "Credits Delinquent for 3 Months or Longer" are those loans for which principal repayment and/or interest payment remain delinquent for 3 months or longer from the day after scheduled repayment or payment date, and do not fall under the categories of "Credits to Bankrupt Debtors" or "Delinquent Credits".
(3) Of the total Loans outstanding, Relaxed Credits amounted to Yen 5,051 million yen. The "Relaxed Credits" are those loans under which relaxed terms such as reduction of interest rate, graces of interest payment/principal repayment, waiver of credit claims and other conditions favorable to the debtors are negotiated and concluded for the purpose of rehabilitating or supporting the business of the debtors, and do not fall under the categories of "Credits to Bankrupt Debtors", "Delinquent Credits" or "Credits Delinquent for 3 Months or Longer".	(3) Of the total Loans outstanding, Relaxed Credits amounted to Yen 8,340 million yen. The "Relaxed Credits" are those loans under which relaxed terms such as reduction of interest rate, graces of interest payment/principal repayment, waiver of credit claims and other conditions favorable to the debtors are negotiated and concluded for the purpose of rehabilitating or supporting the business of the debtors, and do not fall under the categories of "Credits to Bankrupt Debtors", "Delinquent Credits" or "Credits Delinquent for 3 Months or Longer".	(3) Of the total Loans outstanding, Relaxed Credits amounted to Yen 5,764 million yen. The "Relaxed Credits" are those loans under which relaxed terms such as reduction of interest rate, graces of interest payment/principal repayment, waiver of credit claims and other conditions favorable to the debtors are negotiated and concluded for the purpose of rehabilitating or supporting the business of the debtors, and do not fall under the categories of "Credits to Bankrupt Debtors", "Delinquent Credits" or "Credits Delinquent for 3 Months or Longer".
4. The company revalued its land owned for operating purposes pursuant to the "Law concerning Revaluation of Land" (Law No. 34 enacted on March 31, 1998) and appropriated the amount equivalent to the tax applicable to the valuation differential as "Deferred Tax Assets" in the assets section of its balance sheet, and appropriated the net amount, after deduction of such Deferred Tax Assets, as "Land Revaluation Differential" in the assets section of its balance sheet. Date revaluation was performed: March 31, 2002 Method of valuation as set forth in Article 3 Section 3 of the above Law Land value us calculated with reasonable adjustments on the basis of officially published prices for standard locations as set forth in Article 2 Section 1 of the Enforcement Ordinance of the Law concerning Revaluation of Land (Government Ordinance No. 119 issued March 31, 1998) and the appraisals by certified real estate appraisers as set for in Article 2 of the said Ordinance.		4. The company revalued its land owned for operating purposes pursuant to the "Law concerning Revaluation of Land" (Law No. 34 enacted on March 31, 1998) and appropriated the amount equivalent to the tax applicable to the valuation differential as "Deferred Tax Assets" in the assets section of its balance sheet, and appropriated the net amount, after deduction of such Deferred Tax Assets, as "Land Revaluation Differential" in the assets section of its balance sheet. Date revaluation was performed: March 31, 2002 Method of valuation as set forth in Article 3 Section 3 of the above Law Land value us calculated with reasonable adjustments on the basis of officially published prices for standard locations as set forth in Article 2 Section 1 of the Enforcement Ordinance of the Law concerning Revaluation of Land (Government Ordinance No. 119 issued March 31, 1998) and the appraisals by certified real estate appraisers as set for in Article 2 of the said Ordinance.
5. Other liabilities included Yen 85,000 million of borrowings with subordinated claims clauses where fulfillment of debt obligations ranked junior to other debts.	5. Other liabilities included Yen 85,000 million of borrowings with subordinated claims clauses where fulfillment of debt obligations ranked junior to other debts	5. Other liabilities included Yen 85,000 million of borrowings with subordinated claims clauses where fulfillment of debt obligations ranked junior to other debts

Notes (Relating to Income Statement)

End of 1H, FY 2002	End of 1H, FY 2001
	1. Methods of preparing Income Statement were changed effective from Fiscal 2000 in keeping with the amendments made to the Enforcement Ordinance of Insurance Business Law resulting from application of the relevant accounting standard applicable to financial instruments ("Opinions concerning Establishment of Accounting Standards Applicable to Financial Instruments" of January 22, 1999 issued by the Corporate Accounting Deliberation Committee). In keeping with the foregoing, methods of preparing the Interim Income Statement for the current First Half-Year have also been changed. The main features of such changes are as follows: (1) All of the revenue/expense differentials arising from Money in Trust are now treated and appropriated as "Losses in investment in Money in Trust". (2) The revenue/expense differentials attributable to derivative transactions are now treated and appropriated as "expenses incurred for derivative products". (3) The revenue/expense differentials attributable to Special Account that were previously included in the investment revenue and expense items are now treated and appropriated as "Losses on investment of Special Account assets".

6. Details of Ordinary Income, etc. (Basic Profit)

(In millions of yen)

		1H, FY 2002	1H, FY 2001	FY 2001
Basic Profit	A	16,394	3,177	13,875
Capital Revenue		34,606	27,694	77,762
Revenue from investment in money in trust		2,168	-	-
Profit on investment in marketable securities for trading purposes		-	-	-
Profit on sale of marketable securities		22,262	25,766	66,517
Revenue from financial derivative transactions		10,176	-	-
Gains from foreign exchange trnasactions		-	1,927	11,244
Other capital revenue		-	-	-
Capital Expenses		31,359	18,757	68,492
Losses on investment in money in trust		-	2,803	3,326
Losses on investment in marketable securities for trading purposes		-	-	-
Losses on sale of marketable securities		14,170	11,001	37,295
Losses on valuation of marketable securities		7,347	4,058	1,751
Expenses incurred for derivative transactions		-	894	26,117
Losses on foreign exchange transactions		9,841	-	-
Other capital expenses		-	-	-
Capital Profit & Loss	B	3,247	8,937	9,270
Basic Profit Reflecting Capital Profit & Loss	A+B	19,642	12,114	23,145
Extraordinary Revenue		-	-	52,638
Reinsurance revenue		-	-	-
Reversal of contingency reserves		-	-	52,638
Other extraordinary revenue		-	-	-
Extraordinary Expenses		523	838	57,617
Reinsurance premiums		-	-	-
Addition to contingency reserves		370	762	-
Addition to specific allowance for bad debts		-	-	-
Addition to reserve for specific receivables from abroad		-	-	-
Loans written-offs		153	75	132
Other extraordinary expenses		-	-	57,484
Extraordinary Profit & Loss	C	-523	-838	-4,978
Recurring Profit	A+B+C	19,118	11,275	18,167

Notes:

In respect to FY 2001, income gains of 2,896 million yen are included in Basic Profit rather than in losses on investment in money in trust. Also, in respect to insurance contracts that are outside the scope of standard policy reserve, addition of 57,484 million yen to insurance premium reserve fund, which resulted from applying a more conservative calculating base than that for insurance premiums, is included in "Other extraordinary expenses".

In respect to 1H, FY 2001, income gains of 1,247 million yen are included in Basic Profit rather than in losses on investment in money in trust.

In respect to 1H, FY 2002, income gains of 1,534 million yen are included in Basic Profit rather than in losses on investment in money in trust.

7. Claims According to Debtor Category

The amount of credits, except normal ones, decreased from the end of the previous fiscal year by 1.2 billion yen to 13.0 billion yen as of the end of 1H, FY 2002, and 104.6% of the amount are covered by the allowance for bad debts, and collateral and guarantees.

(In million yen, & %)

Class	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Claims against bankrupt and substantially bankrupt obligors (i)	554	1,286	885
Claims with collection risk (ii)	1,134	1,214	1,133
Claims for special attention (iii)	11,344	14,035	12,269
Subtotal (i)+(ii)+(iii)	13,033	16,535	14,288
(Ratio to total)	(0.58)	(0.70)	(0.62)
Normal claims (iv)	2,252,509	2,342,330	2,308,091
Total (i)+(ii)+(iii)+(iv)	2,265,543	2,358,866	2,322,379

Note :

1) "*Claims against bankrupt and substantially bankrupt obligors* " *are accounts receivable from debtors in the status of bankruptcy,* corporate reorganization, rehabilitation or any other failure, and debtors in similar situations.

2) "Claims with collection risk" are accounts receivable from debtors not in a failure but in worsened financial situations and managerial performance, so collection of principal and interest is very likely impossible.

3) "Claims for special attention " are accounts receivable which have been delinquent for 3 months or more, or for which lending conditions have been longer and relaxed.
An account which have been delinquent for 3 months or more is an account receivable for which repayment of principal or payment of interest is delayed for 3 months or more from the day following the contracted payment day (except accounts defined in Note 1 or 2 above), and an account for which lending conditions have been longer and relaxed is an account for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures (except accounts defined in Note 1 or 2 above, and delinquent for 3 moths or more).

4) "Normal claims" are accounts categorized into other than those defined in Note 1, 2 or 3 above because the debtor has no problem in their financial conditions and managerial performance.

5) The Company has no balance of accounts of bonds lent through cash-secured bond-lending transactions.

8. Risk Monitored Loans

Regardless of the possibility of collecting the receivables, the amount of risk-managed credits before deducting the value of collateral and other security is disclosed, so all of the risk-managed credits should not be regarded as unrecoverable.
The Company takes adequate protection measures for each account by closely reviewing individual accounts receivable. As a result, 104.6% of the amount of risk-managed credits are covered by collateral and other protection measures as of the end of 1H, FY 2002, which shows our efforts to preserve this type of account.

(In million yen, & %)

Class	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Credits to bankrupt debtors (i)	238	52	89
Delinquent credits (ii)	1,450	2,435	1,915
Credits Delinquent for 3 Months or more (iii)	6,293	5,695	6,504
Longer and the Relaxed Credits (iv)	5,051	8,340	5,764
Total (i)+(ii)+(iii)	13,033	16,522	14,274
(Ratio to the balance of all receivables)	(0.58)	(0.70)	(0.62)
(Ratio to the gross assets)	(0.19)	(0.23)	(0.21)

Note :

1) The Company subtracts the amount that seem to be recovered with the value of collateral or guarantees from the balance of collateralized or guaranteed receivables from bankrupt or actually bankrupt debtors, and deducts the remainder, as the unrecoverable amount, from the balance of accounts receivable.
The amount deducted was 155 million yen for credits to bankrupt debtors and 110 million yen for delinquent credits as of the end of 1H, FY 2002, 31 million yen for credits to bankrupt debtors and 1,575 million yen for delinquent credits as of the end of 1H. FY 2001, and 823 million yen for credits to bankrupt debtors and 683 million yen as of the end of FY 2001.

2) "Credits to Bankrupt Debtors" are loans to debtors who have become legally bankrupt by filing for protection under the Corporate Rehabilitation Law, the Civil Rehabilitation Law, the Bankruptcy Act or the Commercial Code, debtors whose transactions with banks have been suspended, and debtors who have gone bankrupt abroad under any legal procedures, out of accounts receivables on which no accrued interest is accounted (loans with interest suspended) because recovery of principal and/or interest cannot be expected due to long-lasting delinquency.

3) "Delinquent Credits" are a type of loan with interest suspended except "Credits to Bankrupt Debtors" and loans on which payment of interest is postponed for the purpose of restoring or supporting the debtors.

4) "Credits Delinquent for 3 Months or more" are loans of which repayment of principal and/or payment of interest are delayed for 3 month or more from the day following the contracted payment day except "Credits to bankrupt debtors" and "Delinquent credits."

5) "Longer and the Relaxed Credits" are loans for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures except "Credits to Bankrupt Debtors," "Delinquent credits" and "Credits delinquent for 3 months or more" defined in Note 1 or 2 above, and delinquent for 3 moths or more.

[Reference: Coverage ratio]

(In million yen, & %)

Item		End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Balance of risk-managed credits	(a)	13,033	16,522	14,274
Total of allowance for bad debts	(b)	3,460	5,926	5,786
Amount of coverage such as collateral	(c)	10,174	12,380	10,650
Coverage ratio	[(b)+(c)/(a)]	104.6	110.8	115.1

Note :
"Amount of coverage such as collateral" is the amount protected by collateral and/or guarantees, and expected to be recovered.

9. Solvency Margin Ratio

(In millions of yen)

Items	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Gross Amount of Solvency Margin (A)	547,067	677,461	586,439
Total net worth	140,623	157,876	132,220
Provision for price fluctuation	55,996	49,099	54,911
Contingency reserve	54,080	107,112	53,710
General allowance for bad debts	2,338	5,841	4,581
Differential on valuation of other marketable securities x 90% (100% in the case of a negative differential)	6,022	122,792	42,898
Gains or losses on valuation of land x 85% (100% in the case of losses)	-1,227	-22,999	-9
Means of raising liability capital, etc.	85,000	85,000	85,000
Deductions	-15,000	-	-10,000
Other	219,234	172,740	223,128
Aggregate risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	139,713	175,272	152,915
Amount equivalent to insurance risks R_1	32,509	31,463	32,255
Amount equivalent to assumed interest rate risks R_2	32,202	42,907	35,416
Amount equivalent to investment risks R_3	100,280	125,454	110,412
Amount equivalent to management administration risks R_4	3,299	3,996	3,561
Solvency Margin Ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	783.1 %	773.0 %	767.0 %

Notes:

1) The foregoing is calculated on the basis of the provisions of Articles 86, 87, 161, 162 and 190 of the Enfocement Ordinace of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2) "Total net worth" above represents the amount of "Total Net Worth" as reported on the balance sheet minus expected funds ouflows, minus valuation differential.

3) "Deductions" include investments in T&D Financial Life Insurance Co., Ltd., etc.

[Solvency Margin Ratio]

* Life insurance companies are capable of coping with normally foreseeable risks as they accumulate policy reserves in preparation for future payments of insurance claims. Nevertheless, they must maintain adequate paying capabilities even in the event of occurrence of risks such as a major earthquake or a stock market crash that exceed normal expectations.
* Solvency Margin Ratio, calculated pursuant to the provisions of Insurance Business Law and related regulations, is a benchmark to show the ratio of "Gross Amount of Solvency Margin" or "the paying capabilities comprising endowment, reserves, etc. that life insurance companies possess" (Item "A" in the above table) to "Aggregate Risks" representing "risks exceeding normal expections" (Item "B" in the above table).
* Risks exceeding normal expectations mean the sum of various risks as shown below:

  (1) Insurance risks:
  Risks involving an abrupt and sharp increase in payment of insurance claims due to occurrence of a disastrous event such as a major earthquake.

  (2) Assumed interest rate risks:
  Risks involving investment returns cutting below assumed interest rates due to deterioration in investment climate.

  (3) Investment risks:
  Risks involving a sharp decline in the value of invested asets due to a stock market crash, etc. as well as an abrupt and sharp increase in bankruptcies of borrower corporations.

  (4) Management administration risks: Risks exceeding normal operational expectations

* "Gross Amount of Solvency Margin" means the sum of total net worth including endowment, provision for price fluctuation, contingency reserve, valuation differentials relative to other marketable securities, certain parts of gains on valuation of land, etc.
* Solvency Margin Ratio is one of the objective benchmarks for that the regulatory authorities use in supervising insurance companies. It is generally established that, if an insurance company maintains a Solvency Margin Ratio of 200% or higher, the company would be deemed to possess an adequate claims-paying capability.

10. Status of the balance of special account assets

(In million yen)

Account	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
	Amount	Amount	Amount
Personal variable life insurance	13,702	14,568	14,947
Group annuity insurance	57,966	66,662	68,384
Total of special accounts	71,669	81,231	83,332

November 26, 2002

Report for 1H, FY 2002
(Supplementary Data)

The Taiyo Mutual Life Insurance Co.

A. General accounts

1. Securities

(1) Detail list of securities

(In million yen & %)

Category		End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
National bonds		1,177,216	31.6	1,210,341	30.6	1,353,338	35.6
Municipal bonds		462,137	12.4	476,435	12.1	459,914	12.1
Corporate bonds		862,181	23.2	882,834	22.3	719,378	18.9
	Authority bonds, included	442,746	11.9	401,824	10.2	264,976	7.0
Shares		508,097	13.6	665,327	16.8	576,374	15.2
Foreign securities		679,942	18.3	632,811	16.0	665,630	17.5
	Public & corporate bonds	528,613	14.2	492,363	12.5	492,379	12.9
	Shares	96,675	2.6	68,501	1.7	91,581	2.4
	Others	54,653	1.5	71,946	1.8	81,670	2.1
Other securities		33,460	0.9	85,948	2.2	29,148	0.8
Total		3,723,036	100.0	3,953,698	100.0	3,803,784	100.0

(2) Detail list of shares by industry

(In million yen & %)

Industry		End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
		Amount	Ratio	Amount	Ratio	Amount	Ratio
Manufacturing	Foods	2,159	0.4	2,667	0.4	2,674	0.5
	Textiles	4,607	0.9	5,463	0.8	6,232	1.1
	Paper & pulp	2,454	0.5	3,869	0.6	3,864	0.7
	Chemicals	36,118	7.1	32,487	4.9	40,177	7.0
	Pharmaceuticals	5,498	1.1	2,692	0.4	4,144	0.7
	Oil & coal products	534	0.1	644	0.1	626	0.1
	Rubber products	-	-	728	0.1	1,430	0.2
	Glass & ceramic products	2,626	0.5	3,036	0.5	3,463	0.6
	Iron & steel	8,751	1.7	13,614	2.0	13,130	2.3
	Nonferrous metal	2,562	0.5	3,093	0.5	3,629	0.6
	Metal products	175	0.0	162	0.0	161	0.0
	Machinery	34,167	6.7	38,447	5.8	40,472	7.0
	Electric equipment	40,863	8.0	46,964	7.1	52,494	9.1
	Transportation equipment	4,475	0.9	9,496	1.4	9,283	1.6
	Precision instruments	5,026	1.0	5,193	0.8	5,060	0.9
	Other manufacturing	1,491	0.3	1,654	0.2	1,692	0.3
	Subtotal	151,514	29.8	170,217	25.6	188,540	32.7
Non-manufacturing	Fishery	-	-	-	-	-	-
	Mining	-	-	-	-	-	-
	Construction	3,048	0.6	4,632	0.7	3,791	0.7
	Commerce	16,020	3.2	18,534	2.8	19,231	3.3
	Financial & insurance	158,084	31.1	231,418	34.8	158,727	27.5
	Securities	40,177	7.9	56,423	8.5	51,398	8.9
	Real estate	24,813	4.9	39,594	6.0	31,797	5.5
	Land transportation	51,066	10.1	64,197	9.6	52,195	9.1
	Marine & air transportation	1,141	0.2	1,196	0.2	1,374	0.2
	Warehousing	357	0.1	361	0.1	381	0.1
	Telecommunications	7,254	1.4	8,996	1.4	8,194	1.4
	Electricity & gas	44,822	8.8	56,805	8.5	47,819	8.3
	Services	9,796	1.9	12,949	1.9	12,921	2.2
	Subtotal	356,583	70.2	495,110	74.4	387,834	67.3
Total		508,097	100.0	665,327	100.0	576,374	100.0

(3) Balance of securities by maturity

(In million yen)

Category	End of 1H, FY 2002						
	1 year or less	More than 1 year 3 year or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
National bonds	132,536	155,252	237,331	69,461	364,817	217,816	1,177,216
Municipal bonds	50,935	205,208	78,666	47,254	74,747	5,323	462,137
Corporate bonds	90,302	247,684	249,171	81,335	172,024	21,663	862,181
Shares						508,097	508,097
Foreign securities	30,451	80,575	143,709	94,704	135,036	195,465	679,942
Public & corporate bonds	29,677	80,560	142,773	92,283	135,036	48,281	528,613
Shares & others	773	14	935	2,421	-	147,183	151,328
Other securities	2,206	3,076	13,333	1,013	6,136	7,692	33,460
Total	306,433	691,797	722,212	293,770	752,762	956,060	3,723,036

Note: "More than 10 years" includes securities for which maturity is not specified.

(In million yen)

Category	End of 1H, FY 2001						
	1 year or less	More than 1 year 3 year or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
National bonds	53,248	347,866	86,830	73,367	386,420	262,608	1,210,341
Municipal bonds	11,751	124,139	178,233	47,591	112,031	2,687	476,435
Corporate bonds	80,512	228,559	237,249	48,840	260,908	26,764	882,834
Shares						665,327	665,327
Foreign securities	46,836	86,183	95,503	62,291	181,370	160,625	632,811
Public & corporate bonds	46,825	84,760	94,551	60,597	166,522	39,105	492,363
Shares & others	10	1,422	951	1,694	14,848	121,520	140,447
Other securities	19,863	3,613	3,723	3,075	6,270	49,402	85,948
Total	212,211	790,361	601,539	235,167	947,002	1,167,416	3,953,698

Note: "More than 10 years" includes securities for which maturity is not specified.

(In million yen)

Category	End of FY 2001						
	1 year or less	More than 1 year 3 year or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
National bonds	93,201	233,109	90,735	115,039	591,769	229,481	1,353,338
Municipal bonds	24,950	193,712	109,152	49,153	80,257	2,687	459,914
Corporate bonds	90,403	215,860	155,818	61,775	171,533	23,986	719,378
Shares						576,374	576,374
Foreign securities	37,984	55,574	110,422	74,467	180,037	207,144	665,630
Public & corporate bonds	37,981	54,491	109,436	72,139	176,326	42,003	492,379
Shares & others	3	1,083	985	2,327	3,710	165,141	173,251
Other securities	-	197	12,627	953	6,327	9,041	29,148
Total	246,540	698,455	478,756	301,389	1,029,924	1,048,717	3,803,784

Note: "More than 10 years" includes securities for which maturity is not specified.

(4) Market price data of derivative transactions (total of those to which hedge accounting is applied and not applied)

(i) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(In million yen)

	Interest-rate-related	Currency-related	Share-related	Bond-related	Other	Total
With hedge accounting applied	17,630	-3,645	-	-	-	13,984
Without hedge accounting applied	-1,537	-893	-	-	-151	-2,582
合　計	16,093	-4,539	-	-	-151	11,401

Note 1: Net profits/losses on transactions with market-price hedging applied (-3,645 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting applied are posted on the Income Statement.

2: Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related transactions

(In million yen)

Category	Type	End of 1H, FY 2002				End of 1H, FY 2001				End of FY 2001			
		Contracted amount		Market price	Net profit /loss	Contracted amount		Market price	Net profit /loss	Contracted amount		Market price	Net profit /loss
			More than 1 year				More than 1 year				More than 1 year		
Exchange	Interest rate future												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short position												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Long position												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
OTC	Forward rate agreements												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short position												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Long position												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Interest rate swap agreements												
	Receipt at fixed rates /payment at variable rates	356,770	298,420	18,895	18,895	359,838	336,028	25,672	25,672	368,174	330,974	21,278	21,278
	Payment at fixed rates /receipt at variable rates	100,000	100,000	-2,802	-2,802	103,000	100,000	-4,666	-4,666	103,000	100,000	-3,752	-3,752
	Receipt at variable rates /payment at variable rates	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Short position	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Long position	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
Total					16,093				21,005				17,526

Note 1: Parenthesized figures are option premiums included in the Balance Sheet.

2: "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

Reference: Balance of notional principal of interest rate swap by maturity (as of end of 1H, FY 2002) (In million yen)

	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Receipt at fixed rates /payment at variable rates	58,350	188,170	68,440	30,250	6,560	5,000	356,770
(Average rate at receipt)	2.15%	3.16%	3.03%	1.49%	2.19%	2.44%	2.80%
(Average rate at payment)	0.70%	0.35%	0.50%	0.32%	0.86%	1.37%	0.46%
Payment at fixed rates /receipt at variable rates	-	100,000	-	-	-	-	100,000
(Average rate at receipt)	-	0.09%	-	-	-	-	0.09%
(Average rate at payment)	-	1.96%	-	-	-	-	1.96%

(iii) Currency-related transactions

(In million yen)

Category	Type	End of 1H, FY 2002 Contracted amount	More than 1 year	Market price	Net profit /loss	End of 1H, FY 2001 Contracted amount	More than 1 year	Market price	Net profit /loss	End of FY 2001 Contracted amount	More than 1 year	Market price	Net profit /loss
Exchange	Currency futures												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Currency futures options												
	Short position												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long position												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
OTC	Forward currency agreement												
	Short position	-	-	-	-	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange contracts												
	Short position	266,828	-	270,233	-3,405	160,741	-	162,068	-1,327	230,505	-	232,159	-1,653
	(US$ included)	201,710	-	202,784	-1,073	127,271	-	128,008	-737	162,586	-	164,120	-1,534
	(Euro included)	65,117	-	67,449	-2,331	25,509	-	25,863	-354	67,919	-	68,038	-118
	(Sterling pound included)	-	-	-	-	7,960	-	8,196	-235	-	-	-	-
	Long position	-	-	-	-	5,565	-	5,758	193	-	-	-	-
	(Sterling pound included)	-	-	-	-	5,565	-	5,758	193	-	-	-	-
	Currency options												
	Short position												
	Call	58,183	-			49,989	-			58,866	-		
		398		1,178	-779	360		274	85	468		835	-367
	(US$ included)	10,224	-			19,550	-			45,984	-		
		59		220	-160	115		54	61	346		665	-318
	(Euro included)	47,959	-			30,439	-			12,881	-		
		339		957	-618	244		220	24	121		170	-48
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long position												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	55,981	-			47,589	-			55,745	-		
		398		43	-355	360		189	-170	468		127	-341
	(US$ included)	9,655	-			18,744	-			43,585	-		
		59		0	-59	115		97	-17	346		74	-272
	(Euro included)	46,326	-			28,845	-			12,159	-		
		339		43	-296	244		91	-152	121		53	-68
	Currency swap	-	-	-	-	-	-	-	-	-	-	-	-
	Othe												
	Short position	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Short position	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
Total					-4,539				-1,218				-2,361

Note 1: Parenthesized figures are option premiums included in the Balance Sheet.
2: The futures rate is used as the exchange rate as of the end of the 1st half and fiscal year.
3: This disclosure excludes foreign-currency-denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.
4: "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iv) Share-related transactions
(v) Bond-related Transactions

The Company did not recorded any balance of these types of transaction as of the end of 1H, FY 2002, 1H, FY 2001 and FY 2001.

(vi) Others

(In million yen)

Category	Type	End of 1H, FY 2002				End of 1H, FY 2001				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit /loss	Contracted amount	More than 1 year	Market price	Net profit /loss	Contracted amount	More than 1 year	Market price	Net profit /loss
OTC	Credit default swap												
	Protection short position	10,000	10,000	-151	-151	-	-	-	-	5,000	5,000	-41	-41
	Protection long position	-	-	-	-	-	-	-	-	-	-	-	-
Total					-151				-				-41

Note: "Net profit/loss" indicates the market price.

2. Loans receivable

(1) Detail list of loans receivable

(In million yen)

Category	Balance as of end of 1H, FY 2002	Balance as of end of 1H, FY 2001	Balance as of end of FY 2001
Loans based on policy clauses	132,000	149,761	140,623
Loans to policyholders	129,411	147,718	138,412
Loans for premiums	2,589	2,042	2,210
General loans (Loans to nonresidents included)	2,121,751 (132,707)	2,196,037 (143,761)	2,169,105 (133,442)
Loans to corporations (Loans to domestic corporations included)	1,610,918 (1,486,732)	1,625,670 (1,498,235)	1,624,037 (1,499,844)
Loans to governments, international organizations and governmental agencies	25,854	35,522	28,908
Loans to public corporations	21,332	21,509	21,282
Housing loans	321,128	365,940	357,866
Consumer loans	128,856	140,990	130,668
Others	13,661	6,404	6,341
Total	2,253,751	2,345,799	2,309,729

(2) Breakdown of loans receivable from domestic businesses by business size

(No. of borrowers & amounts in million yen)

Category		End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
			Ratio (%)		Ratio (%)		Ratio (%)
Large-sized corporations	Borrowers	200	74.6	201	71.3	197	73.2
	Amount	1,354,748	91.1	1,355,524	90.5	1,363,833	90.9
Medium-sized corporations	Borrowers	14	5.2	15	5.3	14	5.2
	Amount	18,303	1.2	18,735	1.3	18,680	1.2
Small- and medium-sized corporations	Borrowers	54	20.1	66	23.4	58	21.6
	Amount	113,681	7.6	123,975	8.3	117,331	7.8
Total loans to domestic corporations	Borrowers	268	100.0	282	100.0	269	100.0
	Amount	1,486,732	100.0	1,498,235	100.0	1,499,844	100.0

Note 1: Borrowing corporations are grouped as follows:

Business type	(i)All except (ii) - (iv)		(ii)Retail & restaurants		(iii)Services		(iv)Wholesalers	
Large-sized corporations	With employees of more than 300, and	With 1,000 million yen or more of capital stock	With employees of more than 50, and	With 1,000 million yen or more of capital stock	With employees of more than 100, and	With 1,000 million yen or more of capital stock	With employees of more than 100, and	With 1,000 million yen or more of capital stock
Medium-sized corporations		With more than 300 million yen and less than 1,000 million yen of capital stock		With more than 50 million yen and less than 1,000 million yen of capital stock		With more than 50 million yen and less than 1,000 million yen of capital stock		With more than 100 million yen and less than 1,000 million yen of capital stock
Small- and medium-sized corporations	With 300 million yen or less of capital stock, or regular employees of 300 or less		With 50 million yen or less of capital stock, or regular employees of 50 or less		With 50 million yen or less of capital stock, or regular employees of 100 or less		With 100 million yen or less of capital stock, or regular employees of 100 or less	

2: "Borrowers" indicates the number of borrowing corporations sorted by name, not the number of loan contracts.

(3) Breakdown of loans receivable by industry

(In million yen & %)

Industry			End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
			Amount	Ratio	Amount	Ratio	Amount	Ratio
Domestic	Manufacturing	Foods	300	0.0	3,300	0.2	3,300	0.2
		Textile products	7,201	0.3	12,485	0.6	11,513	0.5
		Pulp & paper	5,324	0.3	5,129	0.2	5,740	0.3
		Chemicals	24,772	1.2	17,957	0.8	20,105	0.9
		Oil & coal products	20,347	1.0	17,687	0.8	18,515	0.9
		Rubber products	-	-	-	-	-	-
		Glass & ceramic products	592	0.0	648	0.0	620	0.0
		Iron & steel	82,875	3.9	82,467	3.8	84,214	3.9
		Nonferrous metal	6,150	0.3	5,602	0.3	6,334	0.3
		Metal products	-	-	-	-	-	-
		Machinery	10,086	0.5	11,272	0.5	11,174	0.5
		Electric equipment	18,575	0.9	13,573	0.6	17,528	0.8
		Transportation equipment	29,130	1.4	32,090	1.5	29,867	1.4
		Others	1,268	0.1	2,296	0.1	2,284	0.1
		Subtotal	206,622	9.7	204,509	9.3	211,196	9.7
	Non-manufacturing	Construction	14,731	0.7	15,899	0.7	14,857	0.7
		Commerce	198,631	9.4	204,849	9.3	202,539	9.3
		Financial, insurance & securities	647,292	30.5	646,257	29.4	650,214	30.0
		Real estate	78,933	3.7	80,631	3.7	77,222	3.6
		Land transportation	50,775	2.4	42,180	1.9	44,374	2.0
		Marine & air transportation	7,571	0.4	5,735	0.3	7,615	0.4
		Electricity	88,564	4.2	95,032	4.3	91,601	4.2
		Gas	3,055	0.1	2,655	0.1	3,080	0.1
		Services	160,563	7.6	168,334	7.7	161,963	7.5
		Others	29,992	1.4	32,150	1.5	35,179	1.6
		Subtotal	1,280,110	60.3	1,293,725	58.9	1,288,648	59.4
	Loans receivable from governmental agencies		18,331	0.9	20,195	0.9	18,659	0.9
	Loans receivable from public corporations		20,332	1.0	20,509	0.9	22,282	1.0
	Housing & consumer loans		449,985	21.2	506,931	23.1	488,534	22.5
	Others		13,661	0.6	6,404	0.3	6,341	0.3
	Total		1,989,043	93.7	554,041	25.2	2,035,663	93.8
Overseas	Governmental organizations		8,522	0.4	16,326	0.7	9,249	0.4
	Financial institutions		93,594	4.4	103,844	4.7	96,602	4.5
	Commercial & industrial enterprises		30,590	1.4	23,590	1.1	27,590	1.3
	Total		132,707	6.3	143,761	6.5	133,442	6.2
Grand total			2,121,751	100.0	2,196,037	100.0	2,169,105	100.0

(4) Breakdown of loans receivable by district

(In million yen & %)

District	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Hokkaido	2,140	0.1	2,180	0.1	2,160	0.1
Tohoku	12,583	0.8	14,771	1.0	14,221	0.9
Kanto	1,042,078	68.0	1,034,933	67.3	1,049,063	68.1
Chubu	37,690	2.5	44,036	2.9	39,189	2.5
Kinki	393,052	25.6	401,979	26.1	396,606	25.7
Chugoku	11,426	0.7	9,004	0.6	8,081	0.5
Shikoku	4,619	0.3	4,710	0.3	4,661	0.3
Kyushu	29,324	1.9	27,133	1.8	26,614	1.7
Total	1,532,915	100.0	1,538,748	100.0	1,540,599	100.0

Note 1: These loans do not include any personal loans, loans to nonresidents and loans on the policy clause.
2: The location of borrowers is determined according to the address of their head office.
3: Prefectures

Hokkaido: Hokkaido
Tohoku: Aomori, Akita, Iwate, Miyagi, Yamagata and Fukushima
Kanto: Ibaraki, Tochigi, Gunma, Saitama, Chiba, Tokyo and Kanagawa
Chubu: Niigata, Toyama, Ishikawa, Fukui, Nagano, Yamanashi, Gifu, Aichi and Shizuoka
Kinki: Shiga, Kyoto, Osaka, Nara, Wakayama, Hyogo and Mie
Chugoku: Tottori, Shimane, Okayama, Hiroshima and Yamaguchi
Shikoku: Kagawa, Tokushima, Ehime and Kochi
Kyushu: Fukuoka, Oita, Saga, Nagasaki, Kumamoto, Miyazaki, Kagoshima and Okinawa

(5) Breakdown of loans receivable by collateral

(In million yen & %)

Category	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Loans with collateral	34,243	1.6	42,285	1.9	38,471	1.8
Loans with securities as collateral	24,860	1.2	28,050	1.3	26,400	1.2
Loans with real estate, movable or foundation as collateral	9,383	0.4	14,234	0.6	12,070	0.6
Loans with a claim payable as collateral	-	-	-	-	-	-
Secured loans	122,329	5.8	126,397	5.8	114,433	5.3
Fiduciary loans	1,509,496	71.1	1,514,305	69.0	1,521,600	70.1
Others	455,682	21.5	513,049	23.4	494,599	22.8
Total of general loans	2,121,751	100.0	2,196,037	100.0	2,169,105	100.0
Loans with a subordinated treaty	365,609	17.2	350,981	16.0	363,445	16.8

(6) Balance of loans receivable by maturity

(In million yen)

Interest type	End of 1H, FY 2002						
	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Variable rates	111,003	214,797	104,585	149,683	74,072	87,542	741,683
Fixed rates	240,697	515,935	219,143	154,774	212,872	36,643	1,380,067
Total of general loans	351,700	730,732	323,729	304,458	286,944	124,185	2,121,751

Note: "More than 10 years" includes loans for which maturity is not specified.

(In million yen)

Interest type	End of 1H, FY 2001						
	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Variable rates	65,358	227,323	154,842	161,069	91,098	120,743	820,436
Fixed rates	145,905	536,162	303,013	114,777	176,100	99,642	1,375,601
Total of general loans	211,263	763,485	457,855	275,846	267,198	220,386	2,196,037

Note: "More than 10 years" includes loans for which maturity is not specified.

(In million yen)

Interest type	End of FY 2001						
	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Variable rates	97,127	206,399	139,406	146,432	105,650	97,922	792,938
Fixed rates	200,300	522,573	249,948	114,932	207,712	80,699	1,376,167
Total of general loans	297,428	728,973	389,355	261,364	313,362	178,621	2,169,105

Note: "More than 10 years" includes loans for which maturity is not specified.

3. Overseas Investments and Loans

(1) Details by asset

(i) Foreign-currency-denominated assets

(In million yen & %)

Type	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Public & corporate bonds	597,415	64.1	478,834	54.5	539,914	59.0
Shares	6,683	0.7	15,817	1.8	1,600	0.2
Cash, deposits & others	43,863	4.7	64,969	7.4	69,494	7.6
Total of foreign-currency-denominated assets	647,962	69.5	559,621	63.8	611,010	66.8

(ii) Foreign-currency-denominated assets of which the amount in yen is fixed

(In million yen & %)

Type	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Public & corporate bonds	-	-	-	-	-	-
Cash, deposits & others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

(iii) Yen-denominated assets

(In million yen & %)

Type	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Loans receivable from nonresidents	132,707	14.2	143,761	16.4	133,442	14.6
Public & corporate bonds (yen-denominated external bonds) & others	151,665	16.3	174,415	19.9	170,612	18.6
Total of yen-denominated assets	284,373	30.5	318,177	36.2	304,055	33.2

(iv) Total ((i)+(ii)+(iii))

(In million yen & %)

Type	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Investments in and loans receivable from abroad	932,335	100.0	877,798	100.0	915,065	100.0
(Real estate held abroad included)	-	-	5,761	0.7	-	-

Note 1: "Foreign-currency-denominated assets of which the amount in yen is fixed" are assets the settlement amount in yen is fixed by exchange contracts, and included in the Balance Sheet.

2: Real estate held abroad is investment in overseas affiliates.

(2) Composition of foreign-currency-denominated assets by currency

(In million yen & %)

Type	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
U.S. dollar	381,313	58.8	349,194	62.4	388,136	63.5
Euro	239,994	37.0	176,391	31.5	195,605	32.0
Sterling pound	26,655	4.1	32,415	5.8	27,267	4.5
Danish krone	-	-	344	0.1	0	0.0
Swedish krone	-	-	168	0.0	0	0.0
Swiss franc	-	-	1,026	0.2	-	-
Others	-	-	80	0.0	-	-
Total	647,962	100.0	559,621	100.0	611,010	100.0

(3) Composition by region

(In million yen)

Region	End of 1H, FY 2002							
	Foreign securities		Public & corporate bond		Share & others		Loans to nonresidents	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
North America	284,272	41.8%	277,571	52.5%	6,701	4.4%	50,456	38.0%
Europe	266,075	39.1%	220,311	41.7%	45,764	30.2%	35,450	26.7%
Oceania	-	-	-	-	-	-	18,000	13.6%
Asia	102	0.0%	-	-	102	0.1%	16,278	12.3%
Latin America	118,127	17.4%	19,366	3.7%	98,760	65.3%	5,000	3.8%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	11,364	1.7%	11,364	2.1%	-	-	7,522	5.7%
Total	679,942	100.0%	528,613	100.0%	151,328	100.0%	132,707	100.0%

(In million yen)

Region	End of 1H, FY 2001							
	Foreign securities		Public & corporate bond		Share & others		Loans to nonresidents	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
North America	274,484	43.4%	266,569	54.1%	7,915	5.6%	43,690	30.4%
Europe	240,129	37.9%	183,169	37.2%	56,959	40.6%	41,450	28.8%
Oceania	-	-	-	-	-	-	18,000	12.5%
Asia	82	0.0%	-	-	82	0.1%	16,294	11.3%
Latin America	103,326	16.3%	27,836	5.7%	75,489	53.7%	9,000	6.3%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	14,788	2.3%	14,788	3.0%	-	-	15,326	10.7%
Total	632,811	100.0%	492,363	100.0%	140,447	100.0%	143,761	100.0%

(In million yen)

Region	End of FY 2001							
	Foreign securities		Public & corporate bond		Share & others		Loans to nonresidents	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
North America	273,502	41.1%	271,892	55.2%	1,610	0.9%	47,456	35.6%
Europe	251,799	37.8%	187,964	38.2%	63,835	36.8%	38,450	28.8%
Oceania	-	-	-	-	-	-	18,000	13.5%
Asia	124	0.0%	-	-	124	0.1%	16,286	12.2%
Latin America	128,743	19.3%	21,062	4.3%	107,680	62.2%	5,000	3.7%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	11,459	1.7%	11,459	2.3%	-	-	8,249	6.2%
Total	665,630	100.0%	492,379	100.0%	173,251	100.0%	133,442	100.0%

B. Special accounts (variable life insurance for individuals)

1. Market price data of securities

(i) Appraisal profit or loss on marketable securities

(In million yen)

Category	End of 1H, FY 2002		End of 1H, FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	13,109	-1,009	13,654	-1,041

(In million yen)

Category	End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	14,489	-209

(ii) Details of securities

(In million yen)

Category	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
	Amount on B.S.	Amount on B.S.	Amount on B.S.
Public & corporate bonds	4,792	4,796	5,038
Shares	4,837	5,112	5,374
Foreign securities	3,479	3,745	4,076
Public & corporate bonds	1,468	1,478	1,499
Shares etc.	2,011	2,267	2,576
Other securities	-	-	-
Total	13,109	13,654	14,489

Note 1: This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2: This table excludes securities with no market price.

(iii) Market price data of money in trust

The Company did not have any balance of money in trust as of the end of 1H, FY 2002, the end of 1H, FY 2001, and the end of FY 2001.

2. Market price data of derivative transactions (total of transactions to which hedge accounting applied and not applied)

(i) Interest-rate-related derivative transactions

The Company did not have any balance of these transactions as of the end of 1H, FY 2002, the end of 1H, FY 2001, and the end of FY 2001.

(ii) Currency-related derivative transactions

(In million yen)

Category	Type	End of 1H, FY 2002				End of 1H, FY 2001				End of FY 2002			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
Exchange	Curren												
	Short commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Currency future options												
	Short commitment												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Long commitment												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
OTC	Forward currency agreement												
	Short commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange contracts												
	Short commitment	-	-	-	-	5	-	5	-0	-	-	-	-
	(US$ included)	-	-	-	-	5	-	5	-0	-	-	-	-
	(Euro included)	-	-	-	-	-	-	-	-	-	-	-	-
	(Sterling pound included)	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Currency options												
	Short commitment												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Long commitment												
	Call	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Currency swap	-	-	-	-								
	Others												
	Short commitment	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
	Long commitment	- (-)	-	-	-	- (-)	-	-	-	- (-)	-	-	-
Total					-				-0				-

Note 1: Parenthesized figures are option premiums included in the Balance Sheet.

2: The futures rate is used as the exchange rate as of the end of the 1st half and fiscal year.

3: This disclosure excludes foreign-currency-denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.

4: "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iii) Share-related derivative transaction
(iv) Bond-related derivative transaction
(v) Others

The Company did not have any balance of these transactions as of the end of 1H, FY 2002, the end of 1H, FY 2001, and the end of FY 2001.

C. Corporate total

1. Composition of assets

(In million yen)

Account	End of 1H, FY 2002		
	General account	Special account	Corporate total
Cash, deposits & call loans	173,501	1,382	174,883
Monetary claims purchased	69,953	-	69,953
Money in trust	56,181	-	56,181
Public & corporate bonds	2,501,535	29,064	2,530,600
Shares	508,097	22,442	530,540
Foreign securities	679,942	17,264	697,206
Other securities	33,460	-	33,460
Loans receivable	2,253,751	-	2,253,751
Real estate	192,047	-	192,047
Deferred tax assets	79,602	-	79,602
Others	90,425	1,515	91,941
Allowance for bad debts	-3,459	-0	-3,460
Total assets	6,635,040	71,668	6,706,709
Foreign-currency-denominated assets included	647,962	17,058	665,020

2. Balance of asset management

(In million yen)

	Account	End of 1H, FY 2002		
		General account	Special account	Corporate total
Profits on asset management	Interest & dividends received	75,846	-	75,846
	Interest on deposits	3	-	3
	Interest & dividends on securities	39,459	-	39,459
	Interest on loans receivable	33,157	-	33,157
	Rental received on real estate	2,993	-	2,993
	Other interest & dividends	233	-	233
	Profits on money in trust	3,702	-	3,702
	Profits on sale of securities	22,262	-	22,262
	Profits on sale of bonds including governmental bonds	9,005	-	9,005
	Profits on sale of shares	10,494	-	10,494
	Profits of foreign securities	2,762	-	2,762
	Others	-	-	-
	Profits on financial derivative transactions	10,176	-	10,176
	Profits on other asset management	5,146	-	5,146
	Total	117,133	-	117,133
Losses on asset management	Interest paid	1,087	-	1,087
	Losses on sale of securities	14,170	-	14,170
	Losses on sale of bonds including governmental bonds	328	-	328
	Losses on sale of shares	4,820	-	4,820
	Losses on sale of foreign securities	9,021	-	9,021
	Others	-	-	-
	Appraisal losses on securities	7,347	-	7,347
	Appraisal losses on bonds including governmental	-	-	-
	Appraisal losses on securities	7,235	-	7,235
	Appraisal losses on foreign securities	111	-	111
	Exchange losses	9,841	-	9,841
	Write-offs of loans receivable	153	-	153
	Depreciation of real estate for rent	1,177	-	1,177
	Other management expenses	1,593	-	1,593
	Losses on management of special account assets	-	7,395	7,395
	Total	35,371	7,395	42,767
Balance		81,762	-7,395	74,366

3. Market price data of securities

(i) Appraisal profits/losses on marketable securities

(In million yen)

Category	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period
Marketable securities	125,446	-3,550	161,902	-6,250	151,136	2,649
Money in trust	56,675	2,219	84,410	-2,995	71,164	1,248
Special accounts	68,771	-5,770	77,491	-3,254	79,971	1,401

Note 1: "Money in trust" is composed of securities held with money in trust.
2: "Special accounts" are composed of securities held in special accounts.

(ii) Market price data of securities (those with market prices out of securities)

(In million yen) [Reference]

Category	End of 1H, FY 2002					End of 1H, FY 2001					End of 1H, FY 2002	
	Book value	Market price	Net profit/ loss	Profit included	Loss included	Book value	Market price	Net profit/ loss	Profit included	Loss included	Market price	Net profit/ loss
Bonds held to maturity	227,474	233,699	6,225	6,225	-0	237,358	238,227	868	2,211	-1,343	233,699	6,225
Domestic bonds	166,478	172,703	6,225	6,225	-	177,360	178,229	869	2,211	-1,342	172,703	6,225
Monetary claims purchased	60,996	60,995	-0	0	-0	59,998	59,998	-0	-	-0	60,995	-0
Bonds corresponding to policy reserve	972,506	991,160	18,654	18,722	-68	-	-	-	-	-	991,160	18,654
Shares of subsidiaries and affiliated companies	-	-	-	-	-	1,357	915	-442	-	-442	-	-
Other securities	2,466,050	2,472,742	6,691	111,828	-105,137	3,560,738	3,697,174	136,435	210,311	-73,875	2,505,778	39,728
Public & corporate bonds	1,309,857	1,362,550	52,693	54,043	-1,349	2,313,371	2,392,251	78,879	80,899	-2,019	1,363,451	53,594
Shares	540,682	483,345	-57,337	22,385	-79,722	590,709	657,560	66,851	114,613	-47,762	506,784	-33,897
Foreign securities	577,338	589,488	12,149	35,110	-22,961	571,132	566,595	-4,536	14,672	-19,209	598,182	20,843
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	83,382	60,874	-22,508	89	-22,598	90,243	74,231	-16,012	1,836	-17,848	61,258	-22,124
Other securities	29,260	28,400	-860	240	-1,100	85,524	80,766	-4,758	125	-4,884	28,402	-858
Monetary claims purchased	8,911	8,957	46	48	-1	-	-	-	-	-	8,957	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,666,031	3,697,602	31,570	136,776	-105,206	3,799,454	3,936,316	136,862	212,523	-75,660	3,730,639	64,607
Public & corporate bonds	2,448,841	2,526,415	77,573	78,991	-1,418	2,490,732	2,570,480	79,748	83,111	-3,362	2,527,315	78,474
Shares	540,682	483,345	-57,337	22,385	-79,722	592,066	658,475	66,408	114,613	-48,204	506,784	-33,897
Foreign securities	577,338	589,488	12,149	35,110	-22,961	571,132	566,595	-4,536	14,672	-19,209	598,182	20,843
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	83,382	60,874	-22,508	89	-22,598	90,243	74,231	-16,012	1,836	-17,848	61,258	-22,124
Other securities	29,260	28,400	-860	240	-1,100	85,524	80,766	-4,758	125	-4,884	28,402	-858
Monetary claims purchased	69,907	69,953	46	48	-2	59,998	59,998	-0	-	-0	69,953	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

(In million yen)

Category	End of FY 2001				
	Book value	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	217,519	216,892	-627	1,557	-2,185
Domestic bonds	166,526	165,898	-628	1,556	-2,185
Monetary claims purchased	50,992	50,993	1	1	-0
Bonds corresponding to policy reserve	1,035,918	1,041,274	5,356	6,516	-1,160
Shares of subsidiaries and affiliated companies	379	379	-	-	-
Other securities	2,453,957	2,501,622	47,664	134,966	-87,302
Public & corporate bonds	1,279,211	1,330,185	50,974	53,546	-2,572
Shares	559,690	563,111	3,421	63,796	-60,374
Foreign securities	579,778	575,176	-4,602	17,403	-22,005
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	93,799	82,796	-11,002	1,358	-12,361
Other securities	31,278	29,146	-2,131	218	-2,350
Monetary claims purchased	4,000	4,002	2	2	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,707,774	3,760,168	52,394	143,041	-90,647
Public & corporate bonds	2,481,656	2,537,358	55,702	61,619	-5,917
Shares	560,069	563,491	3,421	63,796	-60,374
Foreign securities	579,778	575,176	-4,602	17,403	-22,005
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	93,799	82,796	-11,002	1,358	-12,361
Other securities	31,278	29,146	-2,131	218	-2,350
Monetary claims purchased	54,992	54,996	3	3	-0
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note 1: This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2: "Money in trust" does not include anything to be categorized into other than marketable securities.
3: The average value during the last month of each period is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.
[Reference] indicates market price data when the market price and the exchange rate at the end of 1H, FY 2002 are applied.

* The book value of securities without any market price is as follows:

(In million yen)

Category	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Bond held to maturity	-	-	-
Unlisted foreign bonds	-	-	-
Others	-	-	-
Bonds corresponding to policy reserve	-	-	-
Shares of subsidiaries and affiliated companies	18,269	6,664	6,599
Other securities	102,047	71,192	96,790
Unlisted domestic shares (except OTC-traded shares)	6,937	5,960	6,738
Unlisted foreign shares (except OTC-traded shares)	90,000	60,000	90,000
Unlisted foreign bonds	-	-	-
Others	5,110	5,231	51
Total	120,317	77,857	103,390

* The following are unrealized profits and losses on the yen-translated foreign securities out of securities without any market price, and the securities with a market price.

(In million yen) [Reference]

Category	End of 1H, FY 2002					End of 1H, FY 2001					[Reference] End of 1H, FY 2002	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/loss
Bonds held to maturity	227,474	233,699	6,225	6,225	-0	237,358	238,227	868	2,211	-1,343	233,699	6,225
Domestic bonds	166,478	172,703	6,225	6,225	-	177,360	178,229	869	2,211	-1,342	172,703	6,225
Monetary claims purchased	60,996	60,995	-0	0	-0	59,998	59,998	-0	-	-0	60,995	-0
Bonds corresponding to policy reserve	972,506	991,160	18,654	18,722	-68	-	-	-	-	-	991,160	18,654
Shares of subsidiaries and affiliated companies	18,269	18,190	-79	-	-79	8,021	7,204	-817	-	-817	18,198	-71
Other securities	2,568,098	2,574,789	6,691	111,828	-105,137	3,631,931	3,768,366	136,435	210,311	-73,875	2,607,826	39,728
Public & corporate bonds	1,309,857	1,362,550	52,693	54,043	-1,349	2,313,371	2,392,251	78,879	80,899	-2,019	1,363,451	53,594
Shares	547,619	490,282	-57,337	22,385	-79,722	596,670	663,521	66,851	114,613	-47,762	513,722	-33,897
Foreign securities	667,338	679,488	12,149	35,110	-22,961	631,132	626,595	-4,536	14,672	-19,209	688,182	20,843
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	173,382	150,874	-22,508	89	-22,598	150,243	134,231	-16,012	1,836	-17,848	151,258	-22,124
Other securities	34,321	33,460	-860	240	-1,100	90,706	85,948	-4,758	125	-4,884	33,462	-858
Monetary claims purchased	8,911	8,957	46	48	-1	-	-	-	-	-	8,957	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,786,348	3,817,840	31,491	136,776	-105,285	3,877,311	4,013,798	136,486	212,523	-76,036	3,850,884	64,536
Public & corporate bonds	2,448,841	2,526,415	77,573	78,991	-1,418	2,490,732	2,570,480	79,748	83,111	-3,362	2,527,315	78,474
Shares	565,435	508,097	-57,337	22,385	-79,722	598,476	664,884	66,408	114,613	-48,204	531,537	-33,897
Foreign securities	667,793	679,863	12,069	35,110	-23,041	637,348	632,435	-4,912	14,672	-19,584	688,565	20,772
Public & corporate bonds	493,956	528,613	34,657	35,021	-363	480,888	492,363	11,475	12,836	-1,360	536,924	42,968
Shares	173,837	151,249	-22,587	89	-22,677	156,460	140,072	-16,387	1,836	-18,224	151,641	-22,196
Other securities	34,321	33,460	-860	240	-1,100	90,706	85,948	-4,758	125	-4,884	33,462	-858
Monetary claims purchased	69,907	69,953	46	48	-2	59,998	59,998	-0	-	-0	69,953	46
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-

Category	End of FY 2002				
	Book value	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	217,519	216,892	-627	1,557	-2,185
Domestic bonds	166,526	165,898	-628	1,556	-2,185
Monetary claims purchased	50,992	50,993	1	1	-0
Bonds corresponding to policy reserve	1,035,918	1,041,274	5,356	6,516	-1,160
Shares of subsidiaries and affiliated companies	6,978	6,897	-81	-	-81
Other securities	2,550,748	2,598,412	47,664	134,966	-87,302
Public & corporate bonds	1,279,211	1,330,185	50,974	53,546	-2,572
Shares	566,428	569,850	3,421	63,796	-60,374
Foreign securities	669,778	665,176	-4,602	17,403	-22,005
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	183,799	172,796	-11,002	1,358	-12,361
Other securities	31,280	29,148	-2,131	218	-2,350
Monetary claims purchased	4,000	4,002	2	2	-
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,811,165	3,863,477	52,312	143,041	-90,728
Public & corporate bonds	2,481,656	2,537,358	55,702	61,619	-5,917
Shares	572,953	576,374	3,421	63,796	-60,374
Foreign securities	670,232	665,549	-4,683	17,403	-22,086
Public & corporate bonds	485,978	492,379	6,400	16,045	-9,644
Shares	184,254	173,170	-11,083	1,358	-12,442
Other securities	31,280	29,148	-2,131	218	-2,350
Monetary claims purchased	54,992	54,996	3	3	-0
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-

Note 1: This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2: "Money in trust" includes securities other than marketable securities, and their book value and the market price were 50 million yen as of the end of each period. (There were no net profits/losses.)

3: The monthly average value at the end of each period is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.

[Reference] indicates market price data when the market price and the exchange rate at the end of 1H, FY 2002 are applied.

(iii) Market price data of money in trust

(In million yen)

Category	End of 1H, FY 2002					End of 1H, FY 2001				
	Amount on B.S.	Market price	Net profit/ loss	Profit included	Loss included	Amount on B.S.	Market price	Net profit/ loss	Profit included	Loss included
Money in trust	56,181	56,181	-	-	-	94,431	94,431	-	-	-

Category	End of FY 2002				
	Amount on B.S.	Market price	Net profit/ loss	Profit included	Loss included
Money in trust	95,933	95,933	-	-	-

* Marketable money in trust

(In million yen)

Category	End of 1H, FY 2002		End of 1H, FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	56,675	2,219	84,410	-2995

Category	End of FY 2002	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	71,164	1,248

Note: The above are securities held with money in trust.

* Money in trust for bonds held to maturity, bonds corresponding to policy reserve and other securities

(In million yen)

Category	End of 1H, FY 2002					End of 1H, FY 2001				
	Book value	Market price	Net profit/ loss	Profit included	Loss included	Book value	Market price	Net profit/ loss	Profit included	Loss included
Bonds held to maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-	-	-	-	-	-
Other securities	50	50	-	-	-	50	50	-	-	-

Category	End of FY 2002				
	Book value	Market price	Net profit/ loss	Profit included	Loss included
Bonds held to maturity	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-
Other securities	50	50	-	-	-

4. Market price data of derivative transactions (total of transactions to which hedge accounting applied and not applied).

(i) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(In million yen)

	Interest-rate-related	Currency-related	Share-related	Bond-related	Others	Total
With hedge accounting	17,630	-3,645	-	-	-	13,984
Without hedge accounting	-1,537	-893	-	-	-151	-2,583
Total	16,093	-4,539	-	-	-151	11,401

Note 1: Net profits/losses on transactions with market-price hedging applied (△3,645 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting appliedare posted on the Income Statement.

2: Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related transactions

(In million yen)

Category	Type	End of 1H, FY 2002				End of 1H, FY 2001				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
Exchange	Interest rate futures												
	Short commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
OTC	Forward rate agreements												
	Short commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Interest rate options												
	Short commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Interest rate swap agreements												
	Receipt at fixed rates/payment at	356,770	298,420	18,895	18,895	359,838	336,028	25,672	25,672	368,174	330,974	21,278	21,278
	Payment at fixed rates/receipt at	100,000	100,000	-2,802	-2,802	103,000	100,000	-4,666	-4,666	103,000	100,000	-3,752	-3,752
	Receipt at variable rates/payment	-	-	-	-	-	-	-	-	-	-	-	-
	Others												
	Short commitment	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long commitment	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
Total					16,093				21,005				17,526

Note 1: Parenthesized figures are option premiums included in the Balance Sheet.

2: "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

Reference: Balance of notional principal of interest rate swapping by maturity (as of end of 1H, FY 2002)

(In million yen)

	1 year or less	More than 3 years or less	More 5 years or less	More 7 years or less	More 10 years or less	More than 10 years	Total
Receipt at fixed rates/payment at variable rates	58,350	188,170	68,440	30,250	6,560	5,000	356,770
(Average rate at receipt)	2.15%	3.16%	3.03%	1.49%	2.19%	2.44%	2.80%
(Average rate at payment)	0.70%	0.35%	0.50%	0.32%	0.86%	1.37%	0.46%
Payment at fixed rates/receipt at variable rates	-	100,000	-	-	-	-	100,000
(Average rate at receipt)	-	0.09%	-	-	-	-	0.09%
(Average rate at payment)	-	1.96%	-	-	-	-	1.96%

(iii) Currency-related transactions

(In million yen)

Category	Type	End of 1H, FY 2002 Contracted amount	More than 1 year	Market price	Net profit/loss	End of 1H, FY 2001 Contracted amount	More than 1 year	Market price	Net profit/loss	End of FY 2001 Contracted amount	More than 1 year	Market price	Net profit/loss
Exchange	Currency												
	Short commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Currency future options												
	Short commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
OTC	Forward currency agreement												
	Short commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-	-	-	-	-
	Exchange contracts												
	Short commitment	266,832	-	270,238	-3,405	160,771	-	162,098	-1,327	230,505	-	232,159	-1,653
	(US$ included)	201,710	-	202,784	-1,073	127,301	-	128,038	-737	162,586	-	164,120	-1,534
	(Euro included)	65,122	-	67,454	-2,331	25,509	-	25,863	-354	67,919	-	68,038	-118
	(Sterling pound included)	-	-	-	-	7,960	-	8,196	-235	-	-	-	-
	Long commitment	-	-	-	-	5,565	-	5,758	193	-	-	-	-
	(US$ included)	-	-	-	-	-	-	-	-	-	-	-	-
	(Sterling pound included)	-	-	-	-	5,565	-	5,758	193	-	-	-	-
	Currency options												
	Short commitment												
	Call	58,183	-			49,989	-			58,866	-		
		398		1,178	-779	360		274	85	468		835	-367
	(US$ included)	10,224	-			19,550	-			45,984	-		
		59		220	-160	115		54	61	346		665	-318
	(Euro included)	47,959	-			30,439	-			12,881	-		
		339		957	-618	244		220	24	121		170	-48
	(Sterling pound included)	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Long commitment												
	Call	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Put	55,981	-			47,589	-			55,745	-		
		398		43	-355	360		189	-170	468		127	-341
	(US$ included)	9,655	-			18,744	-			43,585	-		
		59		0	-59	115		97	-17	346		74	-272
	(Euro included)	46,326	-			28,845	-			12,159	-		
		339		43	-296	244		91	-152	121		53	-68
	(Sterling pound included)	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
	Currency swap	-	-	-	-								
	Others												
	Short commitment	-	-			-	-			-	-		
		(-)		-	—	(-)		-	-	(-)		-	-
	Long commitment	-	-			-	-			-	-		
		(-)		-	-	(-)		-	-	(-)		-	-
Total					-4,539				-1,218				-2,361

Note 1: Parenthesized figures are option premiums included in the Balance Sheet.

2: The futures rate is used as the exchange rate as of the end of the 1st half and fiscal year.

3: This disclosure excludes foreign-currency-denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.

4: "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iv) Share-related derivative transactions } The Company did not have any balance of these transactions as of the end of 1H, FY 2002, the end of 1H, FY 2001, and the end of FY 2001.
(v) Bond-related derivative transactions

(vi) Others

(In million yen)

Category	Type	End of 1H, FY 2002				End of 1H, FY 2001				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
OTC	Credit default swap												
	Protection short position	10,000	10,000	-151	-151	-	-	-	-	5,000	5,000	-41	-41
	Protection long position	-	-	-	-	-	-	-	-	-	-	-	-
Total					-151				-				-41

Note: "Net profit/loss" indicates the market price.

D. Others

1. Status of real estate (balance of land, unrealized profits/losses, etc.)

(In million yen & %)

Category	End of 1H, FY 2002	Ratio to general	End of 1H, FY 2001	Ratio to general	End of FY 2001	Ratio to general
Balance of domestic real estate	192,214	2.9	224,532	3.2	191,746	2.8
Balance of domestic land included	110,144	1.7	143,984	2.1	110,387	1.6
For operational use included	42,754	0.6	55,857	0.8	43,007	0.6
For investment included	67,389	1.0	88,126	1.3	67,380	1.0
Unrealized profits/losses on domestic real estate	-1,227	-	-22,999	-	-9	-

Note 1: The above include tenant rights.
2: The balance of domestic land and unrealized profits/losses exclude construction in process and guarantee money.
3: Unrealized profits/losses are based on the latest public announcement price.

2. Details of allowance for bad debts

(1) Breakdown of the allowance for bad debts

(In million yen)

Type	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
General allowance for bad debts	2,339	5,841	4,581
Individual allowance for bad debts	1,120	85	1,205
Reserve for specific receivables from abroad	-	-	-
Total	3,460	5,926	5,786

(2) Individual allowance for bad debts

(In million yen)

Category	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Transfer	1,120	85	1,205
Reversal	1,122	94	94
Net transfer	-1	-9	1,110

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Reserve for specific receivables from abroad

(i) Reserve for specific receivables from abroad (In million yen)

Item	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Number of borrowing countries	-	-	-
Amount of receivables	-	-	-
Net transfer	-	-	-
Balance of reserve	-	-	-

(ii) Balance of receivables by borrowing country (In million yen)

End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
Country name	Amount of receivables	Country name	Amount of receivables	Country name	Amount of receivables
-	-	-	-	-	-
-	-	-	-	-	-
Total (Ratio to general accounts)	- (- %)	Total (Ratio to general accounts)	- (- %)	Total (Ratio to general accounts)	- (- %)

(4) Loan write-offs (In million yen)

Account	End of 1H, FY 2002	End of 1H, FY 2001	End of FY 2001
Loan write-offs	153	75	132

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

3. Status of self-evaluation of loans and other accounts receivable

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

The Company has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reservation.

In the results of self-evaluation as of the end of 1H, FY 2002, the Company deducted 153 million yen of assets categorized into Class IV as uncollectable, and calculated the expected losses on assets in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

[Results of self-evaluation of loans and other accounts receivable]

(In million yen)

Class	End of 1H, FY 2002		End of 1H, FY 2001		End of FY 2001	
	Before write-offs/reservation	After write-offs/reservation	Before write-offs/reservation	After write-offs/reservation	Before write-offs/reservation	After write-offs/reservation
Class I	2,182,488	2,183,609	2,253,068	2,253,153	2,232,218	2,233,424
Class II	81,920	81,920	105,719	105,719	88,938	88,938
Class III	1,134	13	85	-	1,222	17
Class IV	153	-	75	-	132	-
Total balance of receivables	2,265,696	2,265,543	2,358,948	2,358,873	2,322,512	2,322,379

Note: The total balance of receivables includes securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

(Reference Material)

Report for 1H, FY 2002 (Consolidated Results)

Interim Consolidated Financial Statements

This Report for 1H, FY 2002 (Consolidated Reslts) is prepared in accordance with "Rules concerning Terms, Forms and Preparation Methods of Interim Consolidated Financial Statements" (Ministry of Finance Ordinance No. 24 of 1999) that are based on the provision of Article 193 of Securities and Exchange Law.

Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

(In millions of Yen)

Items \ Fiscal Period		End of Current Interim Consolidated Fiscal Period (September 30, 2002)			End of Previous Interim Consolidated Fiscal Period (September 30, 2001)			End of Previous Consolidated Fiscal Year (March 31, 2002)		
		Amount		%	Amount		%	Amount		%
(ASSETS)				%			%			%
Cash & deposits			43,942	0.7		58,069	0.8		53,508	0.8
Call loans			134,341	2.0		122,113	1.7		101,580	1.5
Monetary claims purchased			69,953	1.0		59,998	0.9		54,995	0.8
Money in trust			56,181	0.8		94,431	1.3		95,933	1.4
Marketable securities	*7		3,792,515	56.4		4,026,510	57.1		3,884,267	56.7
Loans	*1,8		2,231,312	33.2		2,327,790	33.0		2,290,537	33.4
Immovable and movable properties	*2,6		192,454	2.9		225,243	3.2		192,004	2.8
Due from agencies			8	0.0		18	0.0		-	-
Claims on reinsurance			2	0.0		1	0.0		1	0.0
Other assets	*7		120,908	1.8		110,905	1.6		109,617	1.6
Deferred tax assets			80,196	1.2		34,697	0.5		66,792	1.0
Deferred tax assets relative to revaluation	*6		12,000	0.2		-	-		11,956	0.2
Allowance for bad debts			-3,634	-0.1		-6,024	-0.1		-5,876	-0.1
Total assets			6.730.182	100.0		7.053.754	100.0		6.855.318	100.0

(In millions of Yen)

Fiscal Period / Items	End of Current Interim Consolidated Fiscal Period (September 30, 2002) Amount		%	End of Previous Interim Consolidated Fiscal Period (September 30, 2001) Amount		%	End of Previous Consolidated Fiscal Year (March 31, 2002) Amount		%
(LIABILITIES)			%			%			%
Insurance reserves		6,324,447	94.0		6,571,525	93.2		6,455,343	94.2
Payment reserve	18,118			20,669			22,458		
Policy reserve	6,229,924			6,467,733			6,358,848		
Reserve for payment of dividends to policyholders *5	76,404			83,122			74,036		
Liabilities on reinsurance		22	0.0		22	0.0		24	0.0
Other Liabilities *7,9		168,532	2.5		152,102	2.2		139,372	2.0
Provision for retirement benefits		25,297	0.4		24,334	0.3		25,073	0.4
Provision for directors' retirement benefits		443	0.0		469	0.0		491	0.0
Provisions under Special Laws		55,996	0.8		49,099	0.7		54,911	0.8
Provision for price fluctuation	55,996			49,099			54,911		
Deferred tax liabilities		131	0.0		170	0.0		150	0.0
Total liabilities		6,574,869	97.7		6,797,723	96.4		6,675,367	97.4
(MINORITY INTEREST)									
Minority interest		2,362	0.0		3,259	0.0		2,103	0.0
(NET WORTH)									
Endowment		-	-		24,000	0.3		24,000	0.4
Asset revaluation reserve		-	-		13	0.0		13	0.0
Reserve for amortization of endowment		-	-		7,000	0.1		7,000	0.1
Revaluation differentials *6		-	-		-	-		-21,163	-0.3
Consolidated surplus		-	-		134,793	1.9		137,787	2.0
Gains on valuation of other marketable securities		-	-		87,182	1.2		30,264	0.4
Exchange translation adjustment account		-	-		-218	-0.0		-54	-0.0
Total net worth		-	-		252,771	3.6		177,847	2.6
Endowment		21,000	0.3		-	-		-	-
Reserve for Amortization of endowment		10,000	0.1		-	-		-	-
Reserve for asset revaluation		13	0.0		-	-		-	-
Consolidated surplus		138,586	2.1		-	-		-	-
Losses on Revaluation of Land *6		-21,241	-0.3		-	-		-	-
Gains on valuation of other marketable securities		4,673	0.1		-	-		-	-
Exchange translation adjustment account		-81	-0.0		-	-		-	-
Total Net Worth		152,950	2.3		-	-		-	-
Total liabilities, minority interest & net worth		6,730,182	100.0		7,053,754	100.0		6,855,318	100.0

(2) Interim Consolidated Income Statement (In millions of Yen)

Items \ Fiscal Period	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)			Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)			Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)		
	Amount		%	Amount		%	Amount		%
			%			%			%
Recurring revenue		744,075	100.0		818,972	100.0		1,603,506	100.0
Revenue from insurance premiums, etc.		464,374			506,680			1,019,041	
Revenue from Investments		116,836			110,630			244,247	
Revenue from interest and dividends	75,376			82,463			162,688		
Revenue from Investments in money in trust	3,702			-			-		
Profit on sale of marketable securities	22,404			25,778			66,529		
Revenue from financial derivative transactions	10,176			-			-		
Foreign exchange gains	-			1,927			11,243		
Other investment revenue	5,177			460			3,785		
Other recurring revenue		162,864			201,661			339,867	
Reversal of insurance payment reserve	4,340			-			-		
Reversal of policy reserve	128,923			178,239			287,124		
Other recurring revenue	29,600			23,421			52,743		
Minority interest in investment revenue		-			-			350	
Recurring expenses		725,836	97.5		807,542	98.6		1,585,475	98.9
Payment of insurance claims, etc.		609,880			710,234			1,368,304	
Insurance claims	400,866			475,087			917,359		
Annuities	43,783			37,300			74,514		
Benefits	61,089			57,575			121,200		
Premiums Surrendered	91,056			120,289			225,199		
Other cash surrender value	13,085			19,981			30,030		
Addition to policy reserve		379			2,411			4,696	
Addition to payment reserve	-			1,836			3,625		
Addition to interest on reserve for payment to policyholders	379			574			1,070		
Expenses for investments		42,719			30,150			81,008	
Interest paid	986			999			1,986		
Losses on investments in money in trust	-			1,556			430		
Losses on sale of marketable securities	14,170			11,001			37,298		
Loss on valuation of marketable securities	7,347			4,339			3,174		
Loss on Redemption of marketable securities	-			-			260		
Expenses incurred for financial derivative transactions	-			894			26,117		
Foreign exchange losses	9,841			-			-		
Loans written off	206			96			161		
Depreciation expenses for immovable properties leased properties as leasing purposes	1,177			1,265			2,545		
Other investment expenses	1,593			1,267			2,848		
Losses on special account investments	7,395			8,729			6,184		
Operating expenses		42,239			43,187			84,869	
Other recurring expenses		29,568			21,458			46,597	
Minority interest in investment losses		1,049			99			-	
Recurring profit		18,239	2.5		11,429	1.4		18,030	1.1

(In millions of Yen)

Items \ Fiscal Period	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)			Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)			Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)		
	Amount		%	Amount		%	Amount		%
			%			%			%
Extraordinary profit		2,177	0.3		740	0.1		1,448	0.1
Profit on disposal of immovable properties, etc.	-			99			405		
Reversal of allowance for bad debts	2,088			524			672		
Other Extraordinary Profit	88			116			370		
Extraordinary Loss		1,653	0.2		2,726	0.3		9,111	0.6
Losses on disposal of immovable properties, etc.	264			1,583			1,929		
Addition to provision for price fluctuation	1,084			1,117			6,929		
Other extraordinary losses	303			24			252		
Current interim net surplus before taxes and other adjustments		18,763	2.5		9,443	1.2		10,367	0.6
Corporate & inhabitants taxes, etc.		3,121	0.4		2,302	0.3		1,452	0.1
Adjustment to Corporate Taxes, etc.		1,354	0.2		-2,240	-0.3		-2,440	-0.2
Minority interest in profit		204	0.0		61	0.0		-	-
Minority interest in losses		-	-		-	-		287	0.0
Current interim net surplus		14,082	1.9		9,321	1.1		11,642	0.7

(3) Interim Consolidated Statement of Surplus

(In Millions of Yen)

Items / Fiscal Period	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002) Amount		Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001) Amount		Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002) Amount	
Beginning balance of consolidated surplus		-		142,346		142,346
Increase in consolidated surplus		-		-		893
Increase in consolidated surplus resulting from reduction in number of consolidated subsidiaries	-		-		166	
Increase in consolidated surplus resulting from increase in number of companies to which equity method Is applicable	-		-		726	
Reduction in consolidated surplus		-		16,874		17,095
Provision for payment of dividends to policyholders	-		11,101		11,101	
Provision for amortization of endowment	-		3,000		3,000	
Endowment interest	-		597		597	
Directors' bonuses	-		63		63	
Decrease in consolidated surplus resulting from reduction in number of consolidated subsidiaries	-		2,110		2,331	
Current interim net surplus		-		9,321		11,642
Ending balance of consolidated surplus		-		134,793		137,787
(Consolidated Surplus) Beginning balance of consolidated surplus		137,787		-		-
Beginning balance of consolidated surplus	137,787		-		-	
Increase in consolidated surplus		15,318		-		-
Interim net surplus	14,082		-		-	
Gains on revaluation of land	78		-		-	
Increase in consolidated surplus resulting from reduction in number of companies to which equity method is applicable	1,157		-		-	
Decrease in consolidated surplus		14,519		-		-
Provision for payment of dividends to policyholders	10,855		-		-	
Provision for amortization of endowment	3,000		-		-	
Endowment interest	531		-		-	
Directors' bonuses	58		-		-	
Decrease in consolidated surplus resulting from reduction in number of companies to which equity method is applicable	74		-		-	
Ending balance of consolidated surplus as of the closing of interim fiscal period		138,586		-		-

(4) Interim Consolidated Statement of Cash Flows

(In millions of Yen)

Items \ Fiscal Period	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)	Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)	Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)
	Amount	Amount	Amount
I Cash flows from operating activities			
Current interim net surplus before taxes and other adjustments	18,763	9,443	10,367
Depreciation expenses for immovable properties leased	1,177	1,265	2,545
Depreciation expenses	2,077	1,749	3,753
Amortization of consolidation adjustment account	9	-	-1
Increase/decrease in payment reserve (- =decrease)	-4,340	1,836	3,625
Increase/decrease in policy reserve (- = decrease)	-128,923	-178,239	-287,124
Addition to Provision for payment of dividends to policyholders	379	574	1,070
Increase/decrease in allowance for bad debts (- = decrease)	-2,241	-524	-671
Increase/decrease in provision for retirement benefits(- = decrease)	223	758	1,497
Increase/decrease in provision for price Fluctuation (- = decrease)	1,084	1,117	6,929
Revenue from Interest & Dividends, etc.	-75,376	-82,463	-162,688
Profit & loss related to marketable securities (- =profit)	-7,369	1,022	7,119
Interest paid	986	999	1,986
Foreign exchange gains/losses (- = gains)	9,841	-1,927	-11,243
Profit & loss related to immovable properties (- = profit)	264	1,484	1,524
Minority interest in investment profit/loss (- = profit)	1,049	99	-350
Increase/decrease in amounts due from agencies (- = increase)	-8	78	96
Increase/decrease in claims on reinsurance (- = increase)	-0	37	37
Increase/decrease in Other Assets (- =increase)	-6,557	2,579	-3,574
Increase/decrease in liabilities on reinsurance (- = decrease)	-2	-1	0
Increase/decrease in other liabilities (- = decrease)	507	2,861	-788
Others	122	-140	-111
Sub-Total	-188,333	-237,388	-426,000
Interest & dividends received	75,263	84,682	163,822
Interest paid	-986	-999	-1,986
Dividends paid to policyholders	-8,866	-8,958	-18,540
Corporate taxes, etc. paid	-1,589	3,585	-1,246
Cash flows from operating activities	-124,511	-159,077	-283,952

(In million of Yen)

Items / Fiscal Period	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)	Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)	Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)
	Amount	Amount	Amount
II Cash flows from Investment Activities			
Increase/decrease in cash & deposits (- =Increase)	380	1,014	1,168
Expenditure by way of acquisition of monetary claims purchased	-77,994	-80,996	-160,988
Revenue from sale/redemption of monetary claims purchased	63,082	150,900	235,896
Expenditure by way of increase in money in trust	-1,942	-32,587	-32,206
Revenue from reduction in money in trust	45,397	24,634	22,750
Expenditure by way of acquisition of marketable securities	-1,490,150	-1,734,894	-2,857,264
Revenue from sale/redemption of marketable securities	1,543,071	1,667,505	2,881,376
Expenditure by way of loans	-294,653	-270,210	-532,432
Revenue from recovery of loans	353,878	334,970	634,446
Others	11,774	123	-24,519
II(1) Sub-Total	152,843	60,459	168,226
(I + II (1))	(28,332)	(-98,618)	(-115,726)
Expenditure by way of acquisition of immovable and movable properties	-3,114	-1,647	-7,832
Revenue fro sale of immovable and movable properties	106	728	4,477
Revenue from acquisition of stocks of subsidiaries and child corporations whose scopes of consolidation have changed consolidation	30	-	-
Cash flows from Investment Activities	149,865	59,540	164,870
III Cash flows from Financing Activities			
Revenue from borrowings	4,800	4,800	7,000
Expenditure by way of repayment of borrowings	-2,987	-2,152	-4,535
Expenditure by way of amortization of endowment	-3,000	-3,000	-3,000
Endowment interest paid	-531	-597	-597
Others	-36	-12	-12
Cash flows from financing activities	-1,755	-962	-1,145
IV Conversion differential relative to cash & cash equivalents	-24	419	65
V Increase/decrease in cash & cash equivalents (- =decrease)	23,574	-100,080	-120,162
VI Beginning balance of cash & cash equivalents	154,178	295,891	295,891
VII Decrease in cash & cash equivalents resulting from changes in scope of consolidation	-	-16,693	-21,550
VIII Ending balance of cash & cash equivalents as of the closing of interim fiscal period	177,753	179,118	154,178

Notes 1. II(1) represents cash flows from investment activities.
2. (I + II(1))represents the sum of cash flows from operating activities and cash flows from investment activities.

(5) Important Matters Forming the Basis for Preparation of Interim Consolidated Financial Statements

Account / Term	Current Interim Consoliated Fiscal Period (From April 1, 2002 To September 30, 2002)	Previous Interim Consolidated Fiscal Period (From April 1, 2001 To Sepember 30, 2001)	Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)
1. Scope of Consolidation	(1) Number of consolidated subsidiaries: 8 Names: Taiyo Life Career Staff Co., Ltd.; T&D Confirm Co., Ltd.; Taiyo Life Office Support Co., Ltd.; Toyo Insurance Agency Co., Ltd.; Taiyo Credit Guarantee Co., Ltd.; T&D Taiyo Daido Lease Co., Ltd.; Taiyo Building Management Co., Ltd.; Taiyo Life International (U.K.) Co., Ltd. Of these subsidiaries, Taiyo Building Management Co., Ltd. was added as a new consolidated subsidiary as it was established during the current consolidated period. The corporate name for Taiyo Life Lease Co., Ltd. has been changed to T&D Taiyo Daido Lease Co., Ltd. (2) Name, etc. of non-consolidated subsidiaries: None	(1) Number of consolidated subsidiaries: 9 Names: Taiyo Life Career Staff Co., Ltd.; T&D Confirm Co., Ltd.; T&D Office Support Co., Ltd.; Toyo Insurance Agency Co., Ltd.; Taiyo Credit Guarantee Co., Ltd.; Taiyo Life Lease Co., Ltd; Taiyo Information Industry Co., Ltd.; America Taiyo Life Realty Co., Ltd.; Taiyo Life International (U.K.) Co., Ltd. Toyo Kosan Co., Ltd. was excluded from the scope of consolidation due to changes in shareholder composition, etc. Taiyo Fire & Marine Insurance Co., Ltd. was reclassified from a consolidated subsidiary to an affiliate to which equity method is applicable as Toyo Kosan Co., Ltd. as its shareholder was excluded from the scope of consolidation and the effective controlling relationship ceased to exist. (2) Name, etc. of non-consolidated subsidiaries: None	(1) Number of consolidated subsidiaries: 7 Names of the consolidated subsidiaries are omitted as they are listed in "Part 1: Corporate Overview, Section 4: Status as to Affiliates". Toyo Kosan Co., Ltd., which had been a consolidated company until the previous consolidated period was excluded from the scope of consolidation due to changes in its shareholder composition, etc. America Taiyo Realty Co., Ltd. was excluded from the scope of consolidation due to its liquidation. Taiyo Fire & Marine Insurance Co., Ltd. was reclassified from a consolidated subsidiary to an affiliate to which equity method is applicable as Toyo Kosan as its shareholder was excluded from the scope of consolidation and the effective controlling relationship ceased to exist. Taiyo Information Industry Co., Ltd. was reclassified from a consolidated subsidiary to an affiliate to which equity method is applicable as Taiyo Life's share in relevant voting rights diminished as a result of its capital increase. The corporate name for Taiyo Information Industry Co., Ltd. changed to T&D Information System Co., Ltd. (2) Names, etc. of non-consolidated subsidiaries: None
2. Scope of Application of Equity Method	(1) Number of non-consolidated subsidiaries to which equity method is applicable: None (2) Number of affiliates to which equity method is applicable: 3 Names: T&D Asset Management Co., Ltd.; T&D Information System Co., Ltd.; T&D Financial Life Insurance Co., Ltd.	(1) Number of non-consolidated subsidiaries to which equity method is applicable: None (2) Number of affiliates to which equity method is applicable: 2 Names: Taiyo Fire & Marine Insurance Co., Ltd.; T&D Taiyo Daido Investment Advisory Co., Ltd.	(1) Number of non-consolidated subsidiaries to which equity method is applicable: None (2) Number of affiliates to which equity method is applicable: 4 Names: T&D Taiyo Daido Investment Advisory Co., Ltd.; Taiyo Fire & Marine Insurance Co., Ltd.; T&D Information System Co., Ltd.; T&D Financial Life Insurance Co., Ltd.

Account / Term	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
	T&D Taiyo Daido Investment Advisory Co., Ltd. was merged with Daido Life Investment Trust Co., Ltd. (with the latter being the surviving entity), and its corporate name was changed to T&D Asset Management Co., Ltd. Taiyo Fire & Marine Insurance Co., Ltd. was excluded as an affiliate to which equity method is applicable as it was merged with Nippon Koa Casualty Insurance Co., Ltd. (wit the latter being the surviving entity).		T&D Financial Life Insurance Co., Ltd. is included as a new affiliate to which equity method is applicable as its stocks were acquired during the current consolidated fiscal year.
	(3) Equity method is not applied to the below-listed affiliates as their respective influences on interim consolidated profit and loss and interim consolidated surplus are minimal, and their combined influences are also insignificant: T&D Asset Management (U.S.A.) Co., Ltd.; T&D Asset Management Cayman Co., Ltd.; SINOPIA T&D Asset Management Co., Ltd.; T&D System Service Co., Ltd.; T&D Receiving Co., Ltd.	(3) Equity method is not applied to the below-listed non-consolidated subsidiaries and affiliates as their respective influences on interim consolidated profit and loss and interim consolidated surplus are minimal, and their combined influences are also insignificant: Taiyo Fire Finance Co., Ltd.; T&D Asset Management Cayman Co., Ltd.; T&D Asset Management (U.S.A.) Co., Ltd.; SINOPIA T&D Asset Management Co., Ltd.	(3) Equity method is not applied to the below-listed affiliates as their respective influences on consolidated profit and loss and consolidated surplus are minimal, and their combined influences are also insignificant: T&D Asset Management (U.S.A.) Co., Ltd.; T&D Asset Management Cayman Co., Ltd.; SINOPIA T&D Asset Management Co., Ltd.; T&D System Service Co., Ltd.; T&D Receiving Service Co., Ltd.
3. Closing Dates, etc. for Consolidated Subsidiaries	The interim closing date for consolidated overseas subsidiaries is June 30. In preparing interim consolidated financial statements, interim financial statements as of that date are used, and necessary adjustments for consolidation purposes are made in connection with any and all important transactions occurring between June 30 and the interim consolidation closing date (September 30).	Same as left	The closing date for consolidated overseas subsidiaries is December 31. In preparing consolidated financial statements, financial statements as of that date are used, and necessary adjustments for consolidation purposes are made in connection with any and all important transactions occurring between December 31 and the consolidation closing date (March 31).

Account / Term	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
4. Accounting Treatment Standards	(1) Valuation standard and method applicable to important assets: (I) Marketable securities (including those portions of cash, deposits and monetary claims purchased which are similar to marketable securities and those portions of marketable securities in the form of money in trust which are invested as trust assets). Marketable securities for trading purposes ... Market value method (cost of sale to be calculated by moving average method) Bonds for possession to maturity ... Amortization cost method based on moving average (straight-line method) *Policy reserve-use bonds* ... Amortization cost method based on *moving average (straight-line method)* Other Marketable securities *Carrying market value* ・ Shares and foreign stocks included *in foreign securities* ... Market value method based on average market price for the month of September (cost of sale to be calculated by moving average method) ・ Other marketable securities ... Market value method based on market price prevailing on the late day of September (cost of sale to be calculated by moving average method) Other marketableV securities not carrying market value ・ Public and corporate bonds (including foreign bonds) whose acquisition cost is recognized as interest rate adjustment differential ... Amortization cost method based on moving average (straight-line method) ・ Other marketable securities ... Cost method by moving average All of the valuation differentials relating to other marketable securities are treated by direct-addition-to-net-worth method Risk management policies relative to policy reserve-use bonds are summarized as follows.	(1) Valuation standard and method applicable to important assets: (I) Marketable securities (including those portions of cash, deposits and monetary claims purchased which are similar to marketable securities and those portions of marketable securities in the form of money in trust which are invested as trust assets). Marketable securities for trading purposes ··· Same as left Bonds for possession to maturity ··· Same as left Other Marketable securities *Same as left* All of the valuation differentials relating to other marketable securities are treated by direct-addition-to-net-worth method	(1) Valuation standard and method applicable to important assets: (I) Marketable securities (including those portions of cash, deposits and monetary claims purchased which are similar to marketable securities and those portions of marketable securities in the form of money in trust which are invested as trust assets). Marketable securities for trading purposes ··· Same as left Bonds for possession to maturity ··· Same as left *Policy reserve-use bonds* ··· Amortization cost method based on *moving average (straight-line method)* Other Marketable securities *Carrying market value* ・ Shares and foreign stocks included *in foreign securities* ··· Market value method based on average market price for the month of March (cost of sale to be calculated by moving average method) ・ Other marketable securities ··· Market value method based on market price prevailing on the late day of March (cost of sale to be calculated by moving average method) Other marketable securities not carrying market value ・ Public and corporate bonds (including foreign bonds) whose acquisition cost is recognized as interest rate adjustment differential ... Amortization cost method based on moving average (straight-line method) ・ Other marketable securities ... Cost method by moving average All of the valuation differentials relating to other marketable securities are treated by direct-addition-to-net-worth method Risk management policies relative to policy reserve-use bonds are summarized as follows.

Account \ Term	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
————	Investment policies are established and managed on the basis of a balanced ALM aimed at reducing the overall portfolio risks through asset mixes and making revenue exceed corresponding liability costs over the medium- and long-term. Based on these investment policies, the following insurance contracts are designated as sub-categories pursuant to "Opinions concerning Accounting and Audit Treatment of 'Policy Reserve-Use Bonds' in Insurance Business" (Report No. 21 of the Segment-Specific Audit Committee of Japan Association of Certified Public Accountants): ・ Insurance contracts with remaining term of 25 years or less with respect to individual insurance product sub-category ・ All defined-contribution type corporate annuity insurance contracts and all pure endowment group insurance contracts with respect to group annuity insurance product sub-category ・ All insurance contracts with respect to single premium endowment insurance product sub-category ・ All insurance contracts with respect to individual annuity insurance product sub-category		Investment policies are established and managed on the basis of a balanced ALM aimed at reducing the overall portfolio risks through asset mixes and making revenue exceed corresponding liability costs over the medium- and long-term. Based on these investment policies, the following insurance contracts are designated as sub-categories pursuant to "Opinions concerning Accounting and Audit Treatment of 'Policy Reserve-Use Bonds' in Insurance Business" (Report No. 21 of the Segment-Specific Audit Committee of Japan Association of Certified Public Accountants): ・ Insurance contracts with remaining term of 25 years or less with respect to individual insurance product sub-category ・ All defined-contribution type corporate annuity insurance contracts and all pure endowment group insurance contracts with respect to group annuity insurance product sub-category ・ All insurance contracts with respect to single premium endowment insurance product sub-category ・ All insurance contracts with respect to individual annuity insurance product sub-category (Additional Information) Effective from the current consolidated Fiscal Year, bonds for possession to maturity and other marketable securities are being transferred to policy reserve-use bonds pursuant to "Opinions concerning Accounting and Audit Treatment of 'Policy Reserve-Use Bonds' in Insurance Business (Report No. 21 of the Segment-Specific Audit Committee of Japan Association of Certified Public Accountants). As a result, total assets and total net worth are reduced by 3,092 million yen, respectively, but there is no impact on the Consolidated Income Statement.
	(II) Financial derivative transactions Market value method	(II) Financial derivative transactions Same as left	(II) Financial derivative transactions Same as left

Account \ Term	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
	(2) Depreciation methods applicable to important depreciable assets (I) Depreciation method applicable to immovable and movable properties Buildings acquired on or after April 1, 1998 (excluding installed equipment and structures) are depreciated by straight-line method, and other immovable properties and movable properties are depreciated by declining-balance method. Representative useful years are as follows: Movable properties: 3 – 20 years Buildings: 3 – 50 years	(2) Depreciation methods applicable to important depreciable assets Same as left	(2) Depreciation methods applicable to important depreciable assets Same as left
	(II) Depreciation method applicable to software The software for internal use, included in other assets, is depreciated by straight-line method over a usable period of 5 years.	(II) Depreciation method applicable to software Same as left	(II) Depreciation method applicable to software Same as left
	(3) Standard applicable to appropriation of important provisions (I) Allowance for bad debts As a safeguard against the eventuality of losses, our allowance for bad debts is appropriated as follows in accordance with self-assessment and write-off/provision standards applicable to risk assets: With respect to credits to debtors who are legally and formally bankrupt ("Bankrupt Debtors") such as bankruptcy or civil rehabilitation, and to those who are effectively bankrupt ("Effectively Bankrupt Debtors"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts reduced as noted below, and the remaining balances are appropriated as the allowance.	(3) Standard applicable to appropriation of important provisions (I) Allowance for bad debts As a safeguard against the eventuality of losses, our allowance for bad debts is appropriated as follows in accordance with self-assessment and write-off/provision standards applicable to risk assets: With respect to credits to debtors who are legally and formally bankrupt ("Bankrupt Debtors") such as bankruptcy or civil rehabilitation, and to those who are effectively bankrupt ("Effectively Bankrupt Debtors"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts reduced as noted below, and the remaining balances are appropriated as the allowance.	(3) Standard applicable to appropriation of important provisions (I) Allowance for bad debts As a safeguard against the eventuality of losses, our allowance for bad debts is appropriated as follows in accordance with self-assessment and write-off/provision standards applicable to risk assets: With respect to credits to debtors who are legally and formally bankrupt ("Bankrupt Debtors") such as bankruptcy or civil rehabilitation, and to those who are effectively bankrupt ("Effectively Bankrupt Debtors"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts reduced as noted below, and the remaining balances are appropriated as the allowance.

Account \ Term	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)	Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)	Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)
	With respect to credits to debtors who are not currently bankrupt but are deemed likely to go bankrupt in the foreseeable future ("Debtors of Highly Questionable Standing"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts, and certain differing portions of the remaining balances are appropriated as the allowance on the basis of comprehensive assessments of such debtors' debt-paying capabilities. With respect to all other credits (normal credits and credits requiring care), the amount of allowance is determined by applying certain multipliers reflecting past loan loss experienced to the outstanding balances. The relevant units of the Company conduct their asset assessment of all outstanding credits in accordance with the self-assessment standards, and independent asset audit units audit the results of the assets assessments and determine different degrees of provision such as discussed above. As to partially collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors, the portions remaining after deduction of the amounts equivalent to such collateral and guarantee as the recoverable credits are established as unrecoverable credits, and such portions are reduced directly from the relevant aggregate credits. Such unrecoverable credits amount to 484 million yen Loan assets of the subsidiaries are assessed by standards similar to those of the Company, and appropriate allowance is provided on the basis of such assessment.	With respect to credits to debtors who are not currently bankrupt but are deemed likely to go bankrupt in the foreseeable future ("Debtors of Highly Questionable Standing"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts, and certain differing portions of the remaining balances are appropriated as the allowance on the basis of comprehensive assessments of such debtors' debt-paying capabilities. With respect to all other credits (normal credits and credits requiring care), the amount of allowance is determined by applying certain multipliers reflecting past loan loss experienced to the outstanding balances. The relevant units of the Company conduct their asset assessment of all outstanding credits in accordance with the self-assessment standards, and independent asset audit units audit the results of the assets assessments and determine different degrees of provision such as discussed above. As to partially collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors, the portions remaining after deduction of the amounts equivalent to such collateral and guarantee as the recoverable credits are established as unrecoverable credits, and such portions are reduced directly from the relevant aggregate credits. Such unrecoverable credits amount to 1,794 million yen Loan assets of the subsidiaries are assessed by standards similar to those of the Company, and appropriate allowance is provided on the basis of such assessment.	With respect to credits to debtors who are not currently bankrupt but are deemed likely to go bankrupt in the foreseeable future ("Debtors of Highly Questionable Standing"), recoverable amounts by way of execution of collateral and guarantee are deducted from the gross outstanding amounts, and certain differing portions of the remaining balances are appropriated as the allowance on the basis of comprehensive assessments of such debtors' debt-paying capabilities. With respect to all other credits (normal credits and credits requiring care), the amount of allowance is determined by applying certain multipliers reflecting past loan loss experienced to the outstanding balances. The relevant units of the Company conduct their asset assessment of all outstanding credits in accordance with the self-assessment standards, and independent asset audit units audit the results of the assets assessments and determine different degrees of provision such as discussed above. As to partially collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors, the portions remaining after deduction of the amounts equivalent to such collateral and guarantee as the recoverable credits are established as unrecoverable credits, and such portions are reduced directly from the relevant aggregate credits. Such unrecoverable credits amount to 1,713 million yen Loan assets of the subsidiaries are assessed by standards similar to those of the Company, and appropriate allowance is provided on the basis of such assessment.

Account \ Term	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
	(II) Provision for Retirement Benefits In order to prepare for payment of employee retirement benefits, provision for retirement benefits is appropriated in such an amount as is deemed to have accrued as of the end of the current interim consolidated period on the basis of estimated amounts of retirement benefits liabilities and pension assets as of the end of the current consolidated fiscal year, in accordance with the relevant accounting standard ("Opinions concerning Establishment of Accounting Standard Applicable to Payment of Retirement Benefits" of June 16, 1998 issued by Corporate Accounting Deliberation Committee). Any computational differences occurring in any one consolidated fiscal year is expensed in one lump-sum during each succeeding consolidated fiscal year, and one half of the annual amount is appropriated for expensing for the current interim consolidated period. Consolidated subsidiaries use a simple method in calculating their retirement benefits liabilities.	(II) Provision for Retirement Benefits Same as left	(II) Provision for Retirement Benefits In order to prepare for payment of employee retirement benefits, provision for retirement benefits is appropriated in such an amount as is deemed to have accrued as of the end of the current consolidated fiscal year in accordance with the relevant accounting standard ("Opinions concerning Establishment of Accounting Standard Applicable to Payment of Retirement Benefits" of June 16, 1998 issued by Corporate Accounting Deliberation Committee). Any computational difference in any one consolidated fiscal year is expensed in one lump-sum during each succeeding consolidated fiscal year.
	(III) Provision for Directors' Retirement Benefits In order to prepare for payment of directors' retirement benefits, Provision for Directors' Retirement Benefits for payment at the end of the interim period is appropriated in accordance with the Company's internal rules.	(III) Provision for Directors' Retirement Benefits Same as left	(III) Provision for Directors' Retirement Benefits In order to prepare for payment of directors' retirement benefits, Provision for Directors' Retirement Benefits for payment at the end of the interim period is appropriated in accordance with the Company's internal rules.
	(4) Provision for Price Fluctuation As a guard against the eventuality of losses from price fluctuations, provision for price fluctuation is appropriated in the amount determined pursuant to the provisions of Article 115 of Insurance Business Law.	(4) Provision for Price Fluctuation Same as left	(4) Provision for Price Fluctuation Same as left

Term / Account	Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)	Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)	Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)
	(5) Standards applicable to conversion of foreign currency-denominated assets and liabilities into Yen-denominated assets and liabilities Foreign currency-denominated assets and liabilities of the Company (excluding the stocks and marketable securities of the subsidiaries and affiliates) are converted into Yen equivalents at the relevant foreign exchange rates prevailing on the interim fiscal closing date. Foreign currency-denominated stocks of subsidiaries and affiliates are converted into Yen equivalents at the relevant foreign exchange rates prevailing at the time of their acquisition, while other foreign marketable securities are converted at the relevant average foreign exchange rates for the month of September. Assets, liabilities, revenues and expenses of overseas subsidiaries are converted into Yen equivalents at the relevant spot foreign exchange rates prevailing on the interim fiscal closing date, and any conversion differences are included in the foreign exchange conversion adjustment account in the net worth section of the balance sheet.	(5) Standards applicable to conversion of foreign currency-denominated assets and liabilities into Yen-denominated assets and liabilities Same as left	(5) Standards applicable to conversion of foreign currency-denominated assets and liabilities into Yen-denominated assets and liabilities Foreign currency-denominated assets and liabilities of the Company (excluding the stocks and marketable securities of the subsidiaries and affiliates) are converted into Yen equivalents at the relevant foreign exchange rates prevailing on the fiscal closing date. Foreign currency-denominated stocks of subsidiaries and affiliates are converted into Yen equivalents at the relevant foreign exchange rates prevailing at the time of their acquisition, while other foreign marketable securities are converted at the relevant average foreign exchange rates for the month of March. Assets, liabilities, revenues and expenses of overseas subsidiaries are converted into Yen equivalents at the relevant spot foreign exchange rates prevailing on their fiscal closing date.
	(6) Methods applicable to treatment of important lease transactions Accounting treatment similar to the method used for conventional leasing transactions is applied to finance lease transactions other than those in which ownership of leased assets transfers to the lessee.	(6) Methods applicable to treatment of important lease transactions Same as left	(6) Methods applicable to treatment of important lease transactions Same as left

Term / Account	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
	(7) Important methods of hedge accounting Pursuant to "Opinions concerning Establishment of Accounting Standard Applicable to Financial Instruments" of January 22, 1999 issued by the Corporate Accounting Deliberation Committee, hedge accounting is handled as follows: (I) Methods of hedge accounting Hedge accounting takes the forms of deferred hedging and market value hedging. Interest rate swaps meeting the requirements for special measures are conducted as per special measures. (II) Objects and means of hedging The means and objects of hedging to which hedge accounting was applied during the current interim period are as follows: a. Means: Interest rate swaps Objects: Loans b. Means: Exchange contracts Objects: Foreign currency-denominated bonds (III) Hedging Policy Cash flow fluctuation risks associated with objects of hedging are hedged within certain limits in accordance with the internal rules reflecting the investment risk management policies. (VI) Method of judging effectiveness of hedging Effectiveness of hedging is assessed semi-annually on the basis of a ratio analysis that compares accumulated cash flow fluctuations of the objects of hedging and those of the means of hedging. However, such assessment is skipped in the cases of interest rate swaps conducted as special measures and exchange contracts involving identical currencies for both objects and means of hedging.	(7) Important methods of hedge accounting Pursuant to "Opinions concerning Establishment of Accounting Standard Applicable to Financial Instruments" of January 22, 1999 issued by the Corporate Accounting Deliberation Committee, hedge accounting is handled as follows: (I) Methods of hedge accounting Same as left (II) Objects and means of hedging Same as left (III) Hedging Policy Same as left (VI) Method of judging effectiveness of hedging Same as left	(7) Important methods of hedge accounting Pursuant to "Opinions concerning Establishment of Accounting Standard Applicable to Financial Instruments" of January 22, 1999 issued by the Corporate Accounting Deliberation Committee, hedge accounting is handled as follows: (I) Methods of hedge accounting Same as left (II) Objects and means of hedging The means and objects of hedging to which hedge accounting was applied during the current fiscal year are as follows: a. Means: Interest rate swaps Objects: Loans b. Means: Exchange contracts Objects: Foreign currency-denominated bonds (III) Hedging Policy Same as left (VI) Method of judging effectiveness of hedging Same as left

Account \ Term	Current Interim Consolidated Fiscal Period [From April 1, 2002 To September 30, 2002]	Previous Interim Consolidated Fiscal Period [From April 1, 2001 To September 30, 2001]	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
――――	(8) Other important matters relative to preparation of interim consolidated financial statements (I) *Accounting Treatment of Consumption Tax, etc.* Accounting treatment of Consumption Tax and Local Consumption Tax is based on the net-of-tax method. However, *Deferred Consumption Tax as stipulated in Tax Law is appropriated as prepaid expense and amortized on a straight-line basis over a period of 5 years, while others are expensed* during the relevant year of accrual.	(8) Other important matters relative to preparation of interim consolidated financial statements (I) Accounting Treatment of Consumption Tax, etc. *Same as left*	(8) Other important matters relative to preparation of interim consolidated financial statements (I) Accounting Treatment of Consumption Tax, etc. *Same as left*
――――	(II) *Appropriation of Policy Reserve* Policy Reserve of our Company is a reserve required under the provisions of Article 116 of Insurance Business Law, *and its accumulation is calculated in accordance with the following methods:* a. The method as determined by Director General of Financial Services Agency (per Notice No. 48, Ministry of Finance, 1996) with respect to contract falling within the scope of Standard Policy Reserve b. The level net insurance premium method with respect to contracts falling outside the scope of Standard Policy Reserve. (Additional Information) In view of the latest amendments to Rules concerning Interim Consolidated Financial Statements, the Assets section of the Interim Consolidated Balance Sheet and the Interim Consolidated Statement of Surplus for the current interim consolidated period are *prepared in accordance with such amended Rules concerning Interim Consolidated Financial Statements.*	(II) *Appropriation of Policy Reserve* Same as left	(II) *Appropriation of Policy Reserve* Same as left
5. The scope of funds on the (Interim) Consolidated Cash Flow Statement	*The scope of funds (cash and cash equivalents) as it applies to the Interim* Consolidated Cash Flow Statement includes cash at hand, deposits on demand and short-term investments such as term deposits with a term between acquisition date and maturity or redemption date of 3 months or less.	Same as left	The scope of funds (cash and cash equivalents) as it applies to the Consolidated Cash Flow Statement includes cash at hand, deposits on demand and short-term investments such as term deposits with a term between acquisition date and maturity or redemption date of 3 months or less.

(6) Notes

(Relating Interim Consolidated Balance Sheet)

Current Interim Consolidated Fiscal Period (As of September 30, 2002)	Previous Interim Consolidated Fiscal Period (As of September 30, 2001)	Previous Consolidated Year (As of March 31, 2002)
*1. Of the total loans outstanding, the Credits to Bankrupt Debtors, Delinquent Credits, Credits Delinquent for 3 Months or Longer and the Relaxed Credits aggregated 13,128 million yen, with details shown by category as follows: (1) Of the total loans outstanding, the Credits to Bankrupt Debtors and the Delinquent Credits amounted to 238 million yen and 1,545 million yen, respectively. Direct reductions relative to the above estimated unrecoverable amounts amounted to 162 million yen for the Credits to Bankrupt Debtors and 181 million yen for the Delinquent Credits. The "Credits to Bankrupt Debtors" are, among the loans (excluding the portions written off) for which unearned interest has not been appropriated on the ground that collection of interest or repayment of principal was deemed impossible in light of the considerable length of period of delinquency and other circumstances ("Credits with Unearned Interest Unappropriated"), those loans to which one or more of the events as set forth in Sub-Sections (a) through (e) of Article 96 Section 1-3 or Section 1-4 of Corporate Tax Law Enforcement Ordinance (Government Order No. 97 of 1965) have occurred. The "Delinquent Credits" are those loans for which overdue interest has not yet been appropriated as unearned interest, and are loans other than those under which graces of interest are granted for the purpose of rehabilitating or supporting the Credits to, or the business of, Bankrupt Debtors. (2) Of the total loans outstanding, the Credits Delinquent for 3 Months or Longer amounted to 6,293 million yen. The "Credits Delinquent for 3 Months or Longer" are those loans for which principal repayment and/or interest payment remain delinquent for 3 months or longer from the day after scheduled repayment or payment date, and do not fall under the categories of "Credits to Bankrupt Debtors" or "Delinquent Credits". (3) Of the total loans outstanding, the Relaxed Credits amounted to 5,051 million yen. The "Relaxed Credits" are those loans under which relaxed terms such as reduction of interest rate, graces of interest payment/principal repayment, waiver of credit claims and other conditions favorable to the debtors are negotiated and concluded for the purpose of rehabilitating or supporting the business of the debtors, and do not fall under the categories of "Credits to Bankrupt Debtors", "Delinquent Credits" or "Credits Delinquent for 3 Months or Longer".	*1. Of the total loans outstanding, the Credits to Bankrupt Debtors, Delinquent Credits, Credits Delinquent for 3 Months or Longer and the Relaxed Credits aggregated 16,575 million yen, with details shown by category as follows: (1) Of the total loans outstanding, the Credits to Bankrupt Debtors and the Delinquent Credits amounted to 55 million yen and 2,484 million yen, respectively. Direct reductions relative to the above estimated unrecoverable amounts amounted to 39 million yen for the Credits to Bankrupt Debtors and 1,729 million yen for the Delinquent Credits. The "Credits to Bankrupt Debtors" are, among the loans (excluding the portions written off) for which unearned interest has not been appropriated on the ground that collection of interest or repayment of principal was deemed impossible in light of the considerable length of period of delinquency and other circumstances ("Credits with Unearned Interest Unappropriated"), those loans to which one or more of the events as set forth in Sub-Sections (a) through (e) of Article 96 Section 1-3 or Section 1-4 of Corporate Tax Law Enforcement Ordinance (Government Order No. 97 of 1965) have occurred. The "Delinquent Credits" are those loans for which overdue interest has not yet been appropriated as unearned interest, and are loans other than those under which graces of interest are granted for the purpose of rehabilitating or supporting the Credits to, or the business of, Bankrupt Debtors. (2) Of the total loans outstanding, the Credits Delinquent for 3 Months or Longer amounted to 5,695 million yen. The "Credits Delinquent for 3 Months or Longer" are those loans for which principal repayment and/or interest payment remain delinquent for 3 months or longer from the day after scheduled repayment or payment date, and do not fall under the categories of "Credits to Bankrupt Debtors" or "Delinquent Credits". (3) Of the total loans outstanding, the Relaxed Credits amounted to 8,340 million yen. The "Relaxed Credits" are those loans under which relaxed terms such as reduction of interest rate, graces of interest payment/principal repayment, waiver of credit claims and other conditions favorable to the debtors are negotiated and concluded for the purpose of rehabilitating or supporting the business of the debtors, and do not fall under the categories of "Credits to Bankrupt Debtors", "Delinquent Credits" or "Credits Delinquent for 3 Months or Longer".	*1. Of the total loans outstanding, the Credits to Bankrupt Debtors, Delinquent Credits, Credits Delinquent for 3 Months or Longer and the Relaxed Credits aggregated 14,369 million yen, with details shown by category as follows: (1) Of the total loans outstanding, the Credits to Bankrupt Debtors and the Delinquent Credits amounted to 90 million yen and 2,009 million yen, respectively. Direct reductions relative to the above estimated unrecoverable amounts amounted to 830 million yen for the Credits to Bankrupt Debtors and 841 million yen for the Delinquent Credits. The "Credits to Bankrupt Debtors" are, among the loans (excluding the portions written off) for which unearned interest has not been appropriated on the ground that collection of interest or repayment of principal was deemed impossible in light of the considerable length of period of delinquency and other circumstances ("Credits with Unearned Interest Unappropriated"), those loans to which one or more of the events as set forth in Sub-Sections (a) through (e) of Article 96 Section 1-3 or Section 1-4 of Corporate Tax Law Enforcement Ordinance (Government Order No. 97 of 1965) have occurred. The "Delinquent Credits" are those loans for which overdue interest has not yet been appropriated as unearned interest, and are loans other than those under which graces of interest are granted for the purpose of rehabilitating or supporting the Credits to, or the business of, Bankrupt Debtors. (2) Of the total loans outstanding, the Credits Delinquent for 3 Months or Longer amounted to 6,504 million yen. The "Credits Delinquent for 3 Months or Longer" are those loans for which principal repayment and/or interest payment remain delinquent for 3 months or longer from the day after scheduled repayment or payment date, and do not fall under the categories of "Credits to Bankrupt Debtors" or "Delinquent Credits". (3) Of the total loans outstanding, the Relaxed Credits amounted to 5,764 million yen. The "Relaxed Credits" are those loans under which relaxed terms such as reduction of interest rate, graces of interest payment/principal repayment, waiver of credit claims and other conditions favorable to the debtors are negotiated and concluded for the purpose of rehabilitating or supporting the business of the debtors, and do not fall under the categories of "Credits to Bankrupt Debtors", "Delinquent Credits" or "Credits Delinquent for 3 Months or Longer".

Current Interim Consolidated Fiscal Period (As of September 30, 2002)	Previous Interim Consolidated Fiscal Period (As of September 30, 2001)	Previous Consolidated Year (As of March 31, 2002)
*2. Accumulated depreciation on immovable and movable properties amounted to 90,617 million yen, and advanced depreciation amounted to 5,858 million yen.	*2. Accumulated depreciation on immovable and movable properties amounted to 86,964 million yen, and advanced depreciation amounted to 5,866 million yen.	*2. Accumulated depreciation on immovable and movable properties amounted to 88,615 million yen, and advanced depreciation amounted to 5,858 million yen.
3. Special Account assets aggregated 71,669 million yen. Special Account liabilities were also in the same amount.	3. Special Account assets aggregated 71,669 million yen. Special Account liabilities were also in the same amount.	3. Special Account assets aggregated 71,669 million yen. Special Account liabilities were also in the same amount.
4. In addition to those appropriated in the Interim Consolidated Balance Sheet, important movable properties include computers used by the Company under lease contracts.	4. Same as left	4. In addition to those appropriated in the Consolidated Balance Sheet, important movable properties include computers used by the Company under lease contracts.
*5. Changes in reserve for payment of dividend to policyholders are as follows: Balance as of the end of previous consolidated fiscal year 74,036 million yen Transferred from surplus for previous consolidated fiscal year 10,855 million yen Dividend paid to policyholders during current interim consolidated period 8,866 million yen Increases in interest 379 million yen Balance as of the end of current interim consolidated period 76,404 million yen	*5. Changes in reserve for payment of dividend to policyholders are as follows: Balance as of the end of previous consolidated fiscal year 80,404 million yen Transferred from surplus for previous consolidated fiscal year 11,101 million yen Dividend paid to policyholders during current interim consolidated period 8,958 million yen Increases in interest 574 million yen Balance as of the end of current interim consolidated period 83,122 million yen	*5. Changes in reserve for payment of dividend to policyholders are as follows: Balance as of the end of previous consolidated fiscal year 80,404 million yen Transferred from surplus for previous consolidated fiscal year 11,101 million yen Dividend paid to policyholders during current interim consolidated period 18,540 million yen Increases in interest 1,070 million yen Balance as of the end of current consolidated period 74,036 million yen
*6. The Company revaluated its land owned for operating purposes pursuant to the "Law concerning Revaluation of Land" (Law No. 34 enacted on March 31, 1998) and appropriated the amount equivalent to the tax applicable to the valuation differential as "Deferred Tax Assets" in the assets section of its balance sheet, and appropriated the net amount, after deduction of such Deferred Tax Assets, as "Land Revaluation Differential" in the assets section of the balance sheet. Date revaluation was performed: March 31, 2002 Method of revaluation as set forth in Article 3 Section 3 of the above Law Land value is calculated with reasonable adjustments on the basis of officially published land prices for standard locations as set forth in Article 2 Section 1 of the Enforcement Ordinance of the Law concerning Revaluation of Land (Government Ordinance No. 119 issued March 31, 1998) and of the appraisals by certified real estate appraisers as set forth in Article 2 Section 1 of the said Ordinance.	*6.	*6. The Company revaluated its land owned for operating purposes pursuant to the "Law concerning Revaluation of Land" (Law No. 34 enacted on March 31, 1998) and appropriated the amount equivalent to the tax applicable to the valuation differential as "Deferred Tax Assets" in the assets section of its balance sheet, and appropriated the net amount, after deduction of such Deferred Tax Assets, as "Land Revaluation Differential" in the assets section of the balance sheet. Method of revaluation as set forth in Article 3 Section 3 of the above Law Land value is calculated with reasonable adjustments on the basis of officially published land prices for standard locations as set forth in Article 2 Section 1 of the Enforcement Ordinance of the Law concerning Revaluation of Land (Government Ordinance No. 119 issued March 31, 1998) and of the appraisals by certified real estate appraisers as set forth in Article 2 Section 1 of the said Ordinance. Date revaluation was performed: March 31, 2002 Book value of the relevant land for operating purposes prior to revaluation 143,340 million yen Book value of the relevant land for operating purposes subsequent to revaluation 110,220 million yen

Current Interim Consolidated Fiscal Period (As of September 30, 2002)	Previous Interim Consolidated Fiscal Period (As of September 30, 2001)	Previous Consolidated Year (As of March 31, 2002)
*7. Assets pledged as collateral amounted to 128,569 million in yen marketable securities and 683 million yen in lease/installment credits, the majority of which represented (i) collateral for maintenance of the dedicated RTGS-use overdraft facility account, (ii) the object of hypothecation created for the old Insurance Policyholder Protection Fund that the Insurance Policyholder Protection Corporation succeeded pursuant to the provisions of Supplementary Article 140 Section 5 of the Law concerning Establishment of Relevant Laws to Promote Reforms of the Financial System, and (iii) the object of hypothecation created for the Insurance Policyholder Protection Corporation pursuant to the provisions of Article 259 of Insurance Business Law. Debt obligations with collateral amounted to 310 million yen in borrowings.	*7. Assets pledged as collateral amounted to 133,132 million in yen marketable securities and 1,039 million yen in lease/installment credits, the majority of which represented (i) collateral for maintenance of the dedicated RTGS-use overdraft facility account, (ii) the object of hypothecation created for the old Insurance Policyholder Protection Fund that the Insurance Policyholder Protection Corporation succeeded pursuant to the provisions of Supplementary Article 140 Section 5 of the Law concerning Establishment of Relevant Laws to Promote Reforms of the Financial System, and (iii) the object of hypothecation created for the Insurance Policyholder Protection Corporation pursuant to the provisions of Article 259 of Insurance Business Law. Debt obligations with collateral amounted to 677 million yen in borrowings.	*7. Assets pledged as collateral amounted to 138,055 million in yen marketable securities and 854 million yen in lease/installment credits, the majority of which represented (i) collateral for maintenance of the dedicated RTGS-use overdraft facility account, (ii) the object of hypothecation created for the old Insurance Policyholder Protection Fund that the Insurance Policyholder Protection Corporation succeeded pursuant to the provisions of Supplementary Article 140 Section 5 of the Law concerning Establishment of Relevant Laws to Promote Reforms of the Financial System, and (iii) the object of hypothecation created for the Insurance Policyholder Protection Corporation pursuant to the provisions of Article 259 of Insurance Business Law. Debt obligations with collateral amounted to 490 million yen in borrowings.
*8. The unexecuted portion of the Company's commitment line contracts relative to loans is as follows: Total commitment lines 1,400 million yen Loans executed 540 million yen Unexecuted portion 860 million yen Since the purposes of the funds loaned and details of collateral are subject to review under these commitment contracts, not all of of the amounts may necessarily be loaned.	*8. The unexecuted portion of the Company's commitment line contracts relative to loans is as follows: Total commitment lines 1,400 million yen Loans executed 240 million yen Unexecuted portion 1,160 million yen Since the purposes of the funds loaned and details of collateral are subject to review under these commitment contracts, not all of of the amounts may necessarily be loaned.	*8. The unexecuted portion of the Company's commitment line contracts relative to loans is as follows: Total commitment lines 1,400 million yen Loans executed 240 million yen Unexecuted portion 1,160 million yen
*9. 85,000 million yen of the total borrowings outstanding were those with subordinated claims clauses where fulfillment of debt obligations rank junior to other debts.	*9. Same as left	*9. Same as left

(Relating Interim Consolidated Statement of Cash Flows)

(In millions of Yen)

Current Interim Consolidated Fiscal Period From April 1, 2002 To September 30, 2002	Previous Interim Consolidated Fiscal Period From April 1, 2001 To September 30, 2001	Previous Consolidated Fiscal Year [From April 1, 2001 To March 31, 2002]
1. Relationship between the outstanding balance of cash and cash equivalents as of the closing of the interim period and the amounts in certain account items as reported on the interim consolidated balance sheet:	1. Relationship between the outstanding balance of cash and cash equivalents as of the closing of the interim period and the amounts in certain account items as reported on the interim consolidated balance sheet:	1. Relationship between the outstanding balance of cash and cash equivalents at the end of period and the amounts in certain account items as reported on the consolidated balance sheet:
"Cash & Deposits" account on interim consolidated balance sheet: 43,942	"Cash & Deposits" account on interim consolidated balance sheet: 58,069	"Cash & Deposits" account on consolidated balance sheet: 53,508
Term deposit portion of the above that exceeded a term of 3 months: - 530	Term deposit portion of the above that exceeded a term of 3 months: - 1,064	Term deposit portion of the above that exceeded a term of 3 months: - 910
"Call Loans" account on interim consolidated balance sheet: 134,341	"Call Loans" account on interim consolidated balance sheet: 122,113	"Call Loans" account on consolidated balance sheet: 101,580
Cash & Cash Equivalents 177,753	Cash & Cash Equivalents 179,118	Cash & Cash Equivalents 154,178

(Lease Transactions) [Lessee]

Current Interim Consolidated Fiscal Period (From April 1, 2002 To September 30, 2002)

Finance lease transactions other than those involving transfer of ownership of leased properties to lessees

1. Amounts equivalent to acquisition value, accumulated depreciation and outstanding balance of leased properties as of the closing of the interim consolidated period

(In millions of Yen)

	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount of balance as of the closing of the interim period
Movable properties	2,402	693	1,708
Others	23	3	19
Total	2,425	697	1,727

2. *Amount equivalent of prepaid leasing fees outstanding as of the closing of the interim period*

1 year or less	472 million yen
Over 1 year	1,305 million yen
Total	1,777 million yen

3. Amount equivalent of leasing fees paid, depreciation expense and interest paid

Equivalent of leasing fees paid	266 million yen
Equivalent of depreciation expense	238 million yen
Equivalent of interest paid	40 million yen

4. Calculation of Depreciation Expense
Leased properties are depreciated by straight-line method over their respective lease periods as their useful lives with no residual value at the ends of such periods.

5. Calculation of amount equivalent to interest
Total interest is defined as the difference between the total leasing fees and the appropriated leased assets, and its allocation to each relevant fiscal period is based on interest method.

Previous Interim Consolidated Fiscal Period (From April 1, 2001 To September 30, 2001)

Finance lease transactions other than those involving transfer of ownership of leased properties to lessees

1. Amounts equivalent to acquisition value, accumulated depreciation and outstanding balance of leased properties as of the closing of the interim consolidated period

(In millions of Yen)

	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount of balance as of the closing of the interim period
Movable properties	7,343	2,357	4,986
Others	570	217	352
Total	7,913	2,574	5,339

2. *Amount equivalent of prepaid leasing fees outstanding as of the closing of the interim period*

1 year or less	1,736 million yen
Over 1 year	3,753 million yen
Total	5,490 million yen

3. Amount equivalent of leasing fees paid, depreciation expense and interest paid

Equivalent of leasing fees paid	1,028 million yen
Equivalent of depreciation expense	903 million yen
Equivalent of interest paid	146 million yen

4. Calculation of Depreciation Expense
Same as left

5. Calculation of amount equivalent to interest
Same as left

Previous Consolidated Fiscal Year (From April 1, 2001 To March 31, 2002)

Finance lease transactions other than those involving transfer of ownership of leased properties to lessees

1. Amounts equivalent to acquisition value, accumulated depreciation and outstanding balance of leased properties as of the end of consolidated period

(In millions of Yen)

	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount of balance as of the end of the fiscal year
Movable properties	2,349	505	1,843
Others	49	26	22
Total	2,398	532	1,865

2. *Amount equivalent of prepaid leasing fees outstanding as of the end of the fiscal year*

1 year or less	452 million yen
Over 1 year	1,451 million yen
Total	1,903 million yen

3. Amount equivalent of leasing fees paid, depreciation expense and interest paid

Equivalent of leasing fees paid	466 million yen
Equivalent of depreciation expense	415 million yen
Equivalent of interest paid	75 million yen

4. Calculation of Depreciation Expense
Same as left

5. Calculation of amount equivalent to interest
Same as left

[Lessors]

Current Interim Consolidated Fiscal Period From April 1, 2002 To September 30, 2002	Previous Interim Consolidated Fiscal Period From April 1, 2001 To September 30, 2001	Previous Consolidated Fiscal Year From April 1, 2001 To March 31, 2002
Finance lease transactions other than those involving transfer of ownership of leased properties to lessees	Finance lease transactions other than those involving transfer of ownership of leased properties to lessees	Finance lease transactions other than those involving transfer of ownership of leased properties to lessees
1. Amounts equivalent to acquisition value, accumulated depreciation and outstanding balance of leased properties as of the closing of the interim consolidated period	1. Amounts equivalent to acquisition value, accumulated depreciation and outstanding balance of leased properties as of the closing of the interim consolidated period	1. Amounts equivalent to acquisition value, accumulated depreciation and outstanding balance of leased properties as of the end of consolidated period

Current Interim Consolidated Fiscal Period (In millions of Yen)

	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount of balance as of the closing of the interim period
Movable properties	56,607	28,418	28,189
Others	2,591	792	1,799
Total	59,199	29,210	29,988

Previous Interim Consolidated Fiscal Period (In millions of Yen)

	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount of balance as of the closing of the interim period
Movable properties	48,152	22,552	25,600
Others	1,099	445	654
Total	49,252	22,997	26,254

Previous Consolidated Fiscal Year (In millions of Yen)

	Equivalent amount of acquisition price	Equivalent amount of accumulated depreciation	Equivalent amount of balance as of the end of the fiscal year
Movable properties	52,272	26,607	25,664
Others	1,760	561	1,199
Total	54,032	27,168	26,863

Current Interim Consolidated Fiscal Period	Previous Interim Consolidated Fiscal Period	Previous Consolidated Fiscal Year
2. Amount equivalent of prepaid leasing fees outstanding as of the closing of the interim period	2. Amount equivalent of prepaid leasing fees outstanding as of the closing of the interim period	2. Amount equivalent of prepaid leasing fees outstanding as of the end of consolidated period
1 year or less 11,344 million yen	1 year or less 10,726 million yen	1 year or less 10,275 million yen
Over 1 year 23,788 million yen	Over 1 year 22,366 million yen	Over 1 year 23,011 million yen
Total 35,133 million yen	Total 33,092 million yen	Total 33,287 million yen
3. Amount equivalent of leasing fees paid, depreciation expense and interest paid	3. Amount equivalent of leasing fees paid, depreciation expense and interest paid	3. Amount equivalent of leasing fees paid, depreciation expense and interest paid
Equivalent of leasing fees paid 5,621 million yen	Equivalent of leasing fees paid 4,760 million yen	Equivalent of leasing fees paid 9,855 million yen
Equivalent of depreciation expense 4,760 million yen	Equivalent of depreciation expense 3,951 million yen	Equivalent of depreciation expense 8,189 million yen
Equivalent of interest paid 741 million yen	Equivalent of interest paid 852 million yen	Equivalent of interest paid 1,465 million yen
4. Calculation of Depreciation Expense Leased properties are depreciated by straight-line method over their respective lease periods as their useful lives with no residual value at the ends of such periods.	4 Calculation of Depreciation Expense Same as left	4. Calculation of Depreciation Expense Same as left

(Marketable Securities)

Marketable Securities

As of the Closing of Current Interim Consolidated Fiscal Term (September 30, 2002)

1. Bonds for Possession to Maturity and Carrying Market Value

(In millions of Yen)

Type	Amount appropriated on interim consolidated balanced sheet	Market Value	Differential
Public and corporate bonds	167,977	174,344	6,367
Foreign securities	-	-	-
Other securities	60,996	60,995	0
Total	228,973	235,339	6,366

(Note) "Other securities" include Commercial Papers indicated as "Monetary Claims Purchased" on the interim consolidated balance sheet (60,996 million yen).

2. Policy Reserve-Use Bonds Carrying Market Value

(In millions of Yen)

Type	Amount appropriated on interim consolidated balanced sheet	Market Value	Differential
Public and corporate bonds	972,506	991,160	18,654
Foreign securities	-	-	-
Other securities	-	-	-
Total	972,506	991,160	18,654

3. Other Marketable Securities Carrying Market Value

(In millions of Yen)

Type	Acquisition cost	Amount appropriated on interim consolidated balanced sheet	Differential
Public and corporate bonds	1,309,857	1,362,550	52,693
Stocks	541,357	483,949	-57,407
Foreign securities	577,338	589,488	12,149
Other securities	38,490	37,675	-814
Total	2,467,043	2,473,663	6,620

(Note) 1. "Other securities" include Trust Beneficiary Deeds indicated as "Purchased monetary receivables" on the interim consolidated balance sheet (8,957 million yen).

2. "Other securities" carrying market value was devalued at prevailing market value during the current interim consolidated fiscal period. The aggregate amount of such devaluation was 7,035 million yen

4. Major Marketable Securities Not Valued at Market

Other Marketable Securities

(In millions of Yen)

Type	Amount appropriated on interim consolidated balanced sheet
Public and corporate bonds	-
Stocks	6,956
Foreign securities	90,000
Other securities	5,060
Total	102,016

(Note) "Other Marketable Securities" not valued at market were devalued at prevailing market value during the current interim consolidated fiscal period. The aggregate amount of such devaluation was 312 million yen.

As of the Closing of Previous Interim Consolidated Fiscal Term (September 30, 2001)

1. Bonds for Possession to Maturity and Carrying Market Value

(In millions of Yen)

Type	Amount appropriated on interim consolidated balanced sheet	Market Value	Differential
Public and corporate bonds	178,858	179,916	1,057
Foreign securities	-	-	-
Other securities	59,998	59,998	0
Total	238,857	239,914	1,057

(Note) "Other securities" include Commercial Papers indicated as "Purchased monetary receivables" on the interim consolidated balance sheet (59,998 million yen).

2. Other Marketable Securities Carrying Market Value

(In millions of Yen)

Type	Acquisition cost	Amount appropriated on interim consolidated balanced sheet	Differential
Public and corporate bonds	2,313,371	2,392,251	78,879
Foreign securities	590,731	657,587	66,855
Other securities	571,132	566,595	-4,536
Total	85,993	81,234	-4,758
Type	3,561,228	3,697,668	136,439

(Note) "Other securities" carrying market value was devalued at prevailing market value during the current interim consolidated fiscal period. The aggregate amount of such devaluation was 4,058 million yen

3. *Major Marketable Securities Not Valued at Market*

Other Marketable Securities

(In millions of Yen)

Type	Amount appropriated on interim consolidated balanced sheet
Public and corporate bonds	-
Stocks	5,980
Foreign securities	60,000
Other securities	5,181
Total	71,162

As of the Closing of Previous Consolidated Fiscal Year (March 31, 2002)

1. Bonds for Possession to Maturity and Carrying Market Value

(In millions of Yen)

Type	Amount appropriated on consolidated balanced sheet	*Market Value*	*Differential*
Public and corporate bonds	168,025	167,561	-463
Foreign securities	-	-	-
Other securities	50,992	50,993	1
Total	219,018	218,555	-462

(Note) "Other securities" include Commercial Papers indicated as "Monetary Claims Purchased" on the consolidated balance sheet (50,992 million yen).

2. Policy Reserve-Use Bonds Carrying Market Value

(In millions of Yen)

Type	Amount appropriated on consolidated balanced sheet	Market Value	Differential
Public and corporate bonds	1,035,918	1,041,274	5,356
Foreign securities	-	-	-
Other securities	-	-	-
Total	1,035,918	1,041,274	5,356

3. Other Marketable Securities Carrying Market Value

(In millions of Yen)

Type	Acquisition cost	Amount appropriated on consolidated balanced sheet	Differential
Public and corporate bonds	1,279,211	1,330,185	50,974
Stocks	559,700	563,124	3,423
Foreign securities	579,778	575,176	-4,602
Other securities	35,566	33,436	-2,129
Total	2,454,256	2,501,922	47,665

(Note) 1. "Other securities" include Trust Beneficiary Deeds indicated as "Purchased monetary receivables" on the interim consolidated balance sheet (4,002 million yen).

2. "Other securities" carrying market value was devalued at prevailing market value during the current interim consolidated fiscal period. The aggregate amount of such devaluation was 556 *million yen*

4. Major Marketable Securities Not Valued at Market

Other Marketable Securities

(In millions of Yen)

Type	Amount appropriated on interim consolidated balanced sheet
Public and corporate bonds	-
Stocks	6,758
Foreign securities	90,000
Other securities	1
Total	96,760

(Note) "Other Marketable Securities" not valued at market were devalued at prevailing market value during the current interim consolidated fiscal period. The aggregate amount of such devaluation was 216 million yen.

(Market Value, etc. of Money in Trust)

Money in Trust for Investment Purposes

As of the Closing of Current Interim Consolidated Fiscal Period (September 30, 2002)

(In million of Yen)

Type	Amount appropriated on interim consolidated balance sheet	Valuation differential reflected in income statement
Money in Trust	56,131	1,426

In addition to the above, jointly invested money in trust of 50 million yen is appropriated at cost of acquisition on the interim consolidated balance sheet.

As of the Closing of Previous Interim Consolidated Fiscal Period (September 30, 2001)

(In million of Yen)

Type	Amount appropriated on interim consolidated balance sheet	Valuation differential reflected in income statement
Money in Trust	94,381	-3,497

In addition to the above, jointly invested money in trust of 50 million yen is appropriated at cost of acquisition on the interim consolidated balance sheet.

As of the Closing of Previous Consolidated Fiscal Period (March 31, 2002)

(In million of Yen)

Type	Amount appropriated on consolidated balance sheet	Valuation differential reflected in income statement
Money in Trust	95,883	1,354

In addition to the above, jointly invested money in trust of 50 million yen is appropriated at cost of acquisition on the consolidated balance sheet.

(Derivative Transaction)

Status of Derivative Transactions Including Contract Amounts, Market Value and Valuation Profit & Loss

As of the Closing of Current Interim Consolidated Fiscal Period (September 30, 2002)

(In millions of Yen)

Type of Object	Type of Transaction	Contract Amount	Market Price	Valuation Profit & Loss
Currency	Exchange contracts			
	Short position	266,832	270,238	-3,405
	Currency options			
	Call short position	58,183		
	(Option fees)	(398)	1,178	-779
	Put long position	55,981		
	(Option fees)	(398)	43	-355
Interest rate	Interest rate swaps			
	Receipt at fixed rates/payment at variable rates	356,770	18,895	18,895
	Payment at fixed rates/receipt at variable rates	100,000	-2,802	-2,802
Others	Credit default swaps			
	Protection short position	10,000	-151	-151
Total		-	-	11,401

As of the Closing of Previous Interim Consolidated Fiscal Period (September 30, 2001)

(In millions of Yen)

Type of Object	Type of Transaction	Contract Amount	Market Price	Valuation Profit & Loss
Currency	Exchange contracts			
	Short position	160,771	162,098	-1,327
	Long position	5,565	5,758	193
	Currency options			
	Call short position	49,989		
	(Option fees)	(360)	274	85
	Put long position	47,589		
	(Option fees)	(360)	189	-170
Interest rate	Interest rate swaps			
	Receipt at fixed rates/payment at variable rates	359,838	25,672	25,672
	Payment at fixed rates/receipt at variable rates	103,000	-4,666	-4,666
Total		-	-	19,786

As of the End of Current Consolidated Fiscal Year (March 31, 2002)

(In millions of Yen)

Type of Object	Type of Transaction	Contract Amount	Market Price	Valuation Profit & Loss
Currency	Exchange contracts			
	Short position	230,505	232,159	-1,653
	Currency options			
	Call short position	58,866		
	(Option fees)	(468)	835	-367
	Put long position	55,745		
	(Option fees)	(468)	127	-341
Interest rate	Interest rate swaps			
	Receipt at fixed rates/payment at variable rates	368,174	21,278	21,278
	Payment at fixed rates/receipt at variable rates	103,000	-3,752	-3,752
Others	Credit default swaps			
	Protection short position	5,000	-41	-41
Total		-	-	15,122

(Segment Information)

1 Segment Information by Type of Business

Covering Current Interim Consolidated Fiscal Period (from April 1, 2002 to September 30, 2002)

In addition to life insurance business, the Company and its consolidated subsidiaries operate businesses including leasing. However, since the proportions of ordinary revenue and ordinary profit our life insurance business from our insurance business both exceed 90% of the aggregate ordinary revenue and the aggregate ordinary profit representing all segments of the consolidated businesses, segment information by type of business is omitted.

Our investment operations form an integral part of our life insurance business and, as such, do not constitute an independent segment.

Covering Previous Interim Consolidated Fiscal Period (from April 1, 2001 to September 30, 2001)

Same as above

Covering Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2002)

In addition to life insurance business, the Company and its consolidated subsidiaries operate businesses including leasing. However, since the proportions of ordinary revenue and ordinary profit our life insurance business from our insurance business both exceed 90% of the aggregate ordinary revenue and the aggregate ordinary profit representing all segments of the consolidated businesses, segment information by type of business is omitted.

Our investment operations form an integral part of our life insurance business and, as such, do not constitute an independent segment.

2. Segment Information by Geographic Location

Covering Current Interim Consolidated Fiscal Period (from April 1, 2002 to September 30, 2002)

Since the proportion of the business conducted in Japan exceeds 90% of the aggregate earnings representing all geographical segments, segment information by geographical location is omitted.

Covering Previous Interim Consolidated Fiscal Period (from April 1, 2001 to September 30, 2001)

Same as above

Previous Consolidated Fiscal Year (from April 1, 2001 to March 31, 2002)

Since the proportions of the earnings and assets attributable to the business conducted in Japan both exceed 90% of the total earnings and the total assets representing all segments, segment information by geographical location is omitted.

3. Overseas Sales

Covering Current Interim Consolidated Fiscal Period (from April 1, 2001 to September 30, 2001)

Since overseas sales (ordinary revenue) represent less than 10% of consolidated sales (ordinary revenue), overseas sales are omitted.

Covering Previous Interim Consolidated Fiscal Period (from April 1, 2001 to September 30, 2001)

Same as above

Covering Previous Consolidated Fiscal Year (from April 1, 2002 to March 31, 2002)

Same as above

(Important Subsequent Events)

Current Interim Consolidated Fiscal Period From April 1, 2002 To September 30, 2002	Previous Interim Consolidated Fiscal Period From April 1, 2001 To September 30, 2001	Previous Consolidated Fiscal Year From April 1, 2001 To March 31, 2002
There is no item of significance to be reported.	Acquisition of the stocks of T&D Financial Life Insurance Co., Ltd. (formerly Tokyo Mutual Life Co., hereinafter referred to as "T&D Financial Life Insurance Co., Ltd.") The Company and Daido Mutual Life Insurance Co. are the companies (sponsors) to succeed the business of Tokyo Mutual Life Insurance Co. which filed a petition to commence corporate rehabilitation proceedings with Tokyo District Court effective March 23, 2001, in accordance with the provisions of the Law concerning Special Measures for Rehabilitation Proceedings, and went bankrupt. The rehabilitation programs of the said company, which included its organizational conversion into a joint stock company, were approved by Tokyo District Court effective September 30, 2001. On the basis of such approval, the Company proceeded to invest in, and acquire the stocks of, the said company, while providing the latter with a subordinated loan. (1) Purpose of acquisition of stocks Through the new company, we plan to develop variable annuity business which offers high growth potential. (2) Date of organizational change October 17, 2001 (3) Capital following organizational conversion 10 billion yen (4) Number of stocks being acquired and price of acquisition The Company acquired 100,000 stocks for 5 billion yen effective October 17, 2001. The percentage shares of investment following the organizational change are 50% for the Company and the other 50% for Daido Mutual Life Insurance Co. As a result of the foregoing, T&D Financial Life Insurance Co., Ltd. will become one of the Company's affiliates to which equity method is applicable. (5) Date & Amount of the Subordinated Loan The Company disbursed the subordinated loan of 5 billion yen to T&D Financial Life Insurance Co., Ltd. effective October 18, 2001. (6) Matters concerning Tokyo MutualLife Insurance Co. Head Office Address: 1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo Business Life insurance	Taiyo Fire & Marine Insurance Co., Ltd., formerly an affiliate subject to equity method of the Company submitting the relevant consolidated financial statements, merged with Nippon Koa Casualty Insurance Co., Ltd. effective April 1, 2002. The survising entity is Nippon Koa Casualty Insurance Co., Ltd. Accordingly, Taiyo Fire & Marine Insurance Co., Ltd. shall be excluded from the scope of equity method in the Company's next consolidated fiscal year.

EXHIBIT L

Press release dated February 14, 2003 in connection with the approval by the Director-General of the Financial Services Agency for the Demutualization

(English Translation)

English Translation 03 APR -3 AM 7:21 February 14, 2003

Approval by Director-General of the Financial Services Agency for Demutualization (Conversion to Joint Stock Company)

On February 14, 2003, The Taiyo Mutual Life Insurance Company (President: Masahiro Yoshiike) received approval from the Director-General of the Financial Services Agency to demutualize under Article 93 of the Insurance Law.

Accordingly, on April 1, 2003, the company will demutualize and become a joint stock company. The joint stock company's name will Taiyo Life Insurance Company.

Profile of the New Company:

Trade name:	Taiyo Life Insurance Company, Limited.
Capital:	¥37.5 billion
Capital reserve:	¥37.5 billion
Allocation to policyholders from total shares to be issued:	1.5 million shares

Please send any inquiries you may have about this matter to:
Taiyo Mutual Life Insurance Co.,
Public Affairs Office
Shuichi Nagamine
Telephone: **+813-3231-8634**

EXHIBIT M

Press release dated February 21, 2003 in connection with the resolutions of board of directors of initial public offering and private placement

(English Translation)

English Translation

February 21, 2003

Resolution of the Board of Directors in connection with the Stock Offering

The Board of Directors of The Taiyo Mutual Life Insurance Company (President: Masahiro Yoshiike) today passed a resolution authorizing an offering of stock of the new company (Taiyo Life Insurance Company) after the demutualization of The Taiyo Mutual Life Insurance Company.

February 21, 2003

To Whom It May Concern

2-11-2, Nihonbashi, Chuo-ku Tokyo
Taiyo Mutual Life Insurance Co.
Masahiro Yoshiike, President and Representative Director
(Code number : ●●●●)

Inquiries to be sent to:
Public Affairs Office
Shuichi Nagamine
Tel: (03) 3231-8634

Notice of the Resolution of the Board of Directors on the Selling of Stock

We hereby notify you that the Company's board of directors resolved at its meeting on February 21, 2003 to sell stock in connection with the listing of the Company on the Tokyo Stock Exchange. The details of the sale are shown below.

○ Details of the resolution

(1) Type and number of stock to be sold

① Common stock: 1,004,121 shares (portion to be sold through underwriting by the underwriters)
Our goal is the selling of 848,17 shares in Japan and 155,946 shares overseas. However, the final breakdown will be decided within the total number of 1,004,121 shares to be sold through underwriting subject to demand and other factors on Tuesday, March 18, 2003.
The number of shares to be sold may be changed in the future.

② Common stock: Upper limit of 20,000 shares (portion to be sold through over allotment)
In addition to the stock to be sold or subscribed through domestic offering and the selling shown in ① above, Daiwa Securities SMBC Co. Ltd. Shall sell additional common stock subject to an upper limit of 20,000 shares according to demand.

(2) Selling price

Not yet decided
(To be decided on March 18, 2003)
(Please refer to the matters to be noted below.)

(3) Sellers and the number of shares to be sold

① Portion to be sold through underwriting by the underwriters:
Policyholders of the Company who will be allotted a fractional number of shares less than one share when the Company is changed from a mutual company to a listed company based on the provisions of the Insurance Business Law:
1,004,121 shares

② Portion to be sold through over allotment
1-3-5, Yaesu, Chuo-ku Tokyo
Daiwa Securities SMBC Co., Ltd.
Upper limit: 20,000 shares

Total upper limit of ① and ②: 1,024,121 shares

(4) Selling method

The shares shall be sold simultaneously in Japan and overseas. Daiwa Securities SMBC Co. Ltd. shall act as global coordinator for the offering.

① Selling by the underwriters

(a) Selling in Japan

All the stock to be sold in Japan shall be underwritten by:

Daiwa Securities SMBC Co. Ltd., Nikko Solomon Smith Barney Ltd., Nomura Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., JP Morgan Securities Tokyo Ltd., Mitsubishi Securities Co., Ltd., Okasan Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., Cosmo Securities Co., Ltd., Meiko National Securities Co., Ltd., HSBC Securities (Japan) Ltd., Takagi Securities Co., Ltd., Sakura Friend Securities Co., Ltd., Shinko Securities Co., Ltd., Marusan Securities Co., Ltd., Mizuho Securities Co., Ltd., and MONEX Securities Co., Ltd.

484,300 shares from the stock to be sold in Japan will be sold to long-term shareholders to be designated by the Company.

Daiwa Securities SMBC Co. Ltd. shall act as lead managing underwriter for the offering.

Period for application: From Thursday, March 20, 2003 to Thursday, March 27, 2003

Minimum order for application: One share

Date of delivery of stock certificate: Tuesday, April 1, 2003

(b) Selling overseas

Stock will be sold in overseas centering on Europe. (In the United States, shares will only be sold to qualified institutional buyers based on Rule 144A of the Securities Law of 1933.) The total amount of stock to be sold overseas will be underwritten individually by the international joint bookrunners, Daiwa Securities SMBC Europe Limited and J.P. Morgan Securities Ltd.

② Selling through over allotment in Japan

Daiwa Securities SMBC Co. Ltd. will sell the Company's common stock that will be borrowed from the head office of Daiwa Securities Co. Ltd. group on the same conditions that apply to the sale in Japan.

This transaction will be carried out through consultation by Daiwa Securities SMBC Co. Ltd. as necessary.

However, where either the domestic or the overseas sale is terminated, the sale of all the shares shall be terminated, including domestic sales, overseas sales and sales through over allotment.

(5) Underwriters' fee

No underwriting fee will be paid. Instead, the amount obtained by deducting the total underwriting amount to be paid by the underwriters to the sellers from the total selling price shall be

the amount received by the underwriters.

(6) Other matters requiring the approval of the board of directors for the sale of the stock will be approved at the board of directors' meeting to be held hereafter.

(7) The preceding items concerning the domestic sale and the sale through over allotment are conditional on the acquisition of approval from the Tokyo District Court of Japan (scheduled for March 18, 2003) concerning the sale of the fractional shares based on the provisions of the Insurance Business Law. The sale through over allotment is also conditional on the notification becoming effective under the Securities and Exchange Law. The preceding items concerning the overseas sale are conditional on the acquisition of the above court approval.

○Matters to be noted:

Concerning fractional stock of less than one share allotted to policyholders, where new shares to be issued are sold by methods other than bidding, the approval of a court is required as stipulated in Article 89 of the Insurance Business Law. The Company applied for the approval of the Tokyo District Court of Japan based on this provision on February 14, 2003. The Company also made preparation to facilitate obtaining approval quickly after application, and believes that the approval can be obtained on approximately March 18, 2003. The selling price will be published on that date.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

EXHIBIT N

Press release dated February 21, 2003 in connection with the Disclosure of the Embedded Value of the Company

(English Translation)

February 21, 2003

To whom it may concern

2-11-2, Nihonbashi, Chuo-ku Tokyo
Taiyo Mutual Life Insurance Co.
Masahiro Yoshiike, President and Representative Director
(Code number: ●●●●)

Inquiries to be sent to:
Public Affairs Office
Shuichi Nagamine
Tel: (03) 3231-8634

Disclosure of Embedded Value

In order to provide investors with an additional tool to understand the Company's economic value and business results, the Company has decided to disclose its embedded value, as discussed below. Although public life insurance companies in countries such as the United Kingdom and Canada have been disclosing embedded value for several years, international standards with respect to the calculation of embedded value are still evolving, and no such standards exist in Japan. As standards for the disclosure of embedded value continue to develop internationally and in Japan, the form and content of the Company's presentation of embedded value may change. Moreover, because of the technical complexity involved with embedded value calculations, and the fact that embedded value estimates will vary materially as key assumptions are changed, investors should read the following discussion in its entirety, use care in interpreting embedded value and seek advice of experts familiar with embedded value interpretation.

1. Embedded value

Embedded value is the sum of the adjusted book value and the existing business value of a life insurance company. Adjusted book value is a measure of the net assets of a life insurance company calculated based on the company's audited financial statements and additional company information with respect to the various components of the financial statements. Existing business value is derived by placing a value on the stream of future after-tax profits which are projected to be generated from all existing policies, and adjusting for the cost of capital necessary to meet the target solvency margin. To project future after-tax profits for a life insurance company, it is necessary to make assumptions with regard to lapse, surrender, mortality and morbidity rates, expenses, taxation and

investment return, among others. In general, the company's own operating experience, adjusted as appropriate to reflect reasonable future expectations, is used to develop these assumptions which are described below. The stream of projected after-tax profits, adjusted to reflect the cost of capital, is discounted to a single value and is referred to as the existing business value.

2. Embedded value (EV)

(Unit: ¥100 million)

	As of March 31, 2001	As of March 31, 2002
Embedded value	3,083[3]	2,258[3]
Adjusted book value[1]	3,456	2,098
Existing business value[2]	Δ373	160
Value of one year sales[4]	146	242

Notes:

(1) Adjusted book value = total equity (excluding net unrealized gains (losses) on securities, fund (*kikin*) and expected disbursements from equity outside the company) + quasi-equity liabilities (i.e. reserve for price fluctuations, contingency reserve, unallotted portion of reserve for policyholder dividends and a portion of reserve for possible loan losses) adjusted for tax impact + net unrealized gains (losses) (after tax) on (i) available-for-sale securities (excluding yen denominated bonds), (ii) foreign exchange losses on foreign subsidiaries and (iii) off-balance sheet transactions (such as interest swaps) + net unrealized gains (losses) on real estate (after tax).

(2) Existing business value = present value of future after-tax profit on existing business in force – present value of the cost of capital. "Cost of capital" is the spread between the after-tax investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the target solvency margin ratio.

(3) These embedded values do not reflect changes that may have occurred in the Company's operating experience or financial market conditions subsequent to the embedded value calculation dates.

(4) Value of one year sales = present value, at the embedded value calculation date, of the projected after-tax profits of all policies sold in the most recent fiscal year – present value of the cost of capital. The value of one year sales is included in the total embedded value. For avoidance of doubt, new policies which have been acquired or will be acquired subsequent to the embedded value calculation date are not included in the value of one year sales.

3. Major assumptions for the calculation of embedded values

	As of March 31, 2001			As of March 31, 2002		
Discount rate			6%			6%
Solvency margin ratio			600%			600%
Investment yield	New investment yield		2.69%	New investment yield		2.24%
	Yield of major assets		(%)	Yield of major assets		(%)
	Category	Yield	Distribution	Category	Yield	Distribution
	Bonds (J)	1.11	35.0	Bonds (J)	1.31	37.9
	Loans	1.64	32.5	Loans	1.85	32.2
	Deposits	0.50	2.0	Deposits	0.03	3.0
	Stocks (J)	7.10	11.0	Stock (J)	6.76	9.0

	Others 5.01 19.5	Others 3.03 17.9
Surrender and lapse	Based on the results for the past three fiscal years	Based on the results for the past three fiscal years
Mortality and morbidity	Based on the results for the past three fiscal years	Based on the results for the past three fiscal years
Operating expenses	Based on the results for the most recent fiscal year	Based on the results for the most recent fiscal year
Tax rate	36.1%	36.1%

4. Sensitivity analysis with changes in assumptions

(Unit: ¥100 million)

	As of March 31, 2002	
	EV	Increase/Decrease
Embedded value (base)	2,258	–
Discount rate: 6% → 8%	2,244	Δ14
Discount rate: 6% → 8%	2,262	4
Solvency margin ratio: 600% → 700%	1,978	Δ280
Solvency margin ratio: 600% → 500%	2,535	277
Investment yield: +0.25%	2,905	647
Investment yield: −0.25%	1,611	Δ647
Surrender/lapse ratio. Base × 110%	2,268	10
Surrender/lapse ratio. Base × 90%	2,248	Δ10

5. Factors for changes between March 31, 2001 and March 31, 2002

(Unit: ¥100 million)

Item	Increase/Decrease
Embedded value as of March 31, 2001	3,083
Expected interest from EV	185
Value of one year sales (fiscal 2001)	242
Change in asset value	Δ1,148
Change in assumptions	Δ86
Differences between actual and projected business performance	Δ17
Embedded value as of March 31, 2002	2,258

Other matters to be noted:

① The calculated figures for EV may change significantly according to a change in assumptions. In addition, in the domestic and foreign markets, there are serious uncertainties in the valuation of assets that form a major component of EV.

② Millman and the Company have jointly derived the assumptions and method for calculating EV, and made the calculations. The Company has verified the work that was mostly carried out by Millman.

③ Millman did not conduct an audit of the data or the information provided by the Company. The accuracy of the calculated EV depends on the accuracy of data and information provided by the Company.

④ Assumptions are selected to reflect previous results and to make a reasonable estimate of the future value. However, the value that is realized may greatly differ from the assumptions used for the above calculation of the EV because of the nature of long-term actuarial forecasts. Therefore, an investor needs to consider the EV by carefully analyzing the financial information and qualitative information of the Company and by considering the expected performance figures for the entire market, the posture regarding risk, the return and other matters.

6. Written opinion of the actuarial firm

The Company requested Millman Japan (the Japanese branch of Millman USA Inc.), a third-party actuarial firm, to determine the method of calculation and the assumptions, and to verify the calculated results.

7. Method for future disclosure

The Company will hereafter disclose EV after announcing financial results for every accounting term (ending March).

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

Please send any inquiries you may have about this matter to:
Taiyo Mutual Life Insurance Co.,
Public Affairs Office
Shuichi Nagamine
Telephone: **03-3231-8634**

Submitted to:
The Board of Directors
Taiyo Mutual Life Insurance Company

January 27, 2003

Stephen H. Conwill, FSA, MAAA
Managing Director & Senior Consultant

Toshiyuki Ikuma, FIAJ
Principal & Senior Consultant

Opinion Regarding the Embedded Value Calculations of Taiyo Life

This opinion is offered in connection with embedded value calculations of Taiyo Life as of March 31, 2001 and March 31,2002. Any distribution of this document must be in its entirety.

Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. (= Milliman)), is a Fellow of the US Society of Actuaries, a Member of the American Academy of Actuaries, and a Member of the Institute of Actuaries of Japan ("IAJ"). Toshiyuki Ikuma, Principal of Milliman Japan, is a Fellow of Institute of Actuaries of Japan. Both are qualified as actuaries and are obligated to follow the Code of Conduct of the IAJ.

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada,*

and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the potential market value of Taiyo Life at the time of its listing or any time thereafter.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Taiyo, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

The development of embedded values – assumptions, methods, and results -- was a collaborative effort of Milliman and Taiyo professionals. Work that was developed primarily by the Milliman team, including the specific figures opined on in this document, was reviewed by Taiyo Life professionals, in additional to undergoing Milliman's internal peer review process.

Reliances

In the course of this work, Milliman professionals depended on data and information provided by Taiyo. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Taiyo Life, in particular, the value of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2001, March 31, 2002, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other

values.

4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.
5. Business plans and other data and information provided by the company.
6. Various experience data, for example lapse, mortality, and morbidity, prepared by Taiyo Life professionals.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2001 and March 31, 2002, that are the subject of this opinion, are summarized in the table below (¥ 1.0 billions~~00 millions~~):

Item	Mar. 31, 2001	Mar. 31, 2002
Adjusted Book Value	345.6	209.8
Existing Business Value, after tax and cost of capital	(37.3)	16.0
Total Embedded Value	308.3	225.8
Value One Year Sales	14.6	24.2

These embedded values do not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2001 or March 31, 2002), and we have not considered such changes in rendering our opinion.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future

experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expense. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Taiyo Life's embedded values, as of March 31, 2001 and March 31, 2002, were developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

Milliman Japan – January 27, 2002

03 APR -9 AM 7:21

EXHIBIT O

Press release dated March 5, 2003 in connection with the temporary conditions to the bookbuilding process

(English Translation)

[TRANSLATION]

Taiyo-Life Press Release dated March 5, 2003

Masahiro Yoshiike
President
The Taiyo Mutual Life Insurance Company
11-2 Nihonbashi, 2-chome
Chuo-ku
Tokyo
(Code No.: 8796)

March 5, 2003

To Whom It May Concern:

Determination of Book Building Indicative Term

On April 1, 2003, The Taiyo Mutual Life Insurance Company plans to demutualize. On the same day, it plans to list its issued common shares on the Tokyo Stock Exchange. In conjunction with this measure, on February 21, 2003 a meeting of the Board of Directors of the company passed a resolution to sell all fractional shares issued by it in connection with the allocation of shares to employees (policy holders). Subsequently, at a meeting on March 5, 2003 the Board of Directors passed a resolution on the **indicative term (tentative price)** for the book building of the equity offering. The indicative term is as set forth below.

1. Indicative term: from ¥70,000 to ¥90,000 per share
2. Reasons for the tentative price range: The indicative term was determined based on a comprehensive consideration of relevant factors including a comparison of the business activities, business performance, financial position and other aspects of a similar listed company, the fairness opinions and demand forecasts of institutional investors with a recognized capability to appraise stock price, the prevailing equity market conditions, market response to recent initial public offerings and the share price volatility risk until listing. The tentative price may change.

Contact:
Mr. [Shuichi] Nagamine
Corporate Communications Dept.
The Taiyo Mutual Life Insurance Company
Tel. No.: 81-3-3231-8634

[Reference Materials]

1. No. of shares offered: (1) 1,004,121 common shares (to be sold by the underwriters)
 Of this total amount, 848,175 shares are planned to be sold in Japan, and 155,946 shares are planned to be sold internationally.
 (The allocation of shares is planned to be finalized on March 18, 2003 (Tuesday) based on a consideration of demand for the total 1,004,1121 shares to be sold by the underwriters and other factors.)
 (2) up to 20,000 common shares (overallotment)

 The shares offered under (2) are independent of the shares offered under (1). Daiwa Securities SMBC Co., Ltd. will sell up to an additional 20,000 shares based on a consideration of the demand for the shares in Japan and internationally, and other factors.

2. Demand reporting period: March 7 (Friday) to March 17 (Monday), 2003

3. Scheduled price announcement date: March 19, 2003 (Wednesday)
 Pricing is scheduled to be conducted on March 18, 2003 (Tuesday) based on a consideration of demand at the indicative term and other factors. The price of shares newly issued in connection with fractional shares allocated to employees will be announced after approval of the sale of such shares by the Tokyo District Court. (tentatively March 19, 2003 (Wednesday))

4. Paid-in period March 24 to March 27, 2003

5. Transfer date April 1, 2003

This is not an offer of securities for sales in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration. Any public offering of securities in the United State will be made by means of a prospectus that may be obtained from The Taiyo Mutual Life Insurance Company ("the Company") and will contain detailed information about the Company and its management, as well as financial statements of the Company. No public offering of securities will be made in the United State in connection with the above-mentioned transactions.

EXHIBIT P

Press release dated March 19, 2003 in connection with the offering prices and numbers of shares to be sold in initial public offering and private placement

(English Translation)

[TRANSLATION]
March 19, 2003

To whom it may concern

President Masahiro Yoshiike
The Taiyo Mutual Life Insurance Co.
11-2, Nihonbashi 2-chome, Chuo-ku, Tokyo
(Code Number:8796)
(Contact)Public Relations Department
Shuichi Nagamine
TEL: 03(3231)8634

Announcement of Determination of Offering Price and Domestic and Foreign Number of Shares for Sale

The announcement of offering price and the number of shares for sale in the domestic and foreign markets concerning common stocks of the Taiyo Mutual Life Insurance Co. performed in accordance with the reorganization of our company as an incorporated company, and with the listing of our company on the Tokyo Stock Exchange, is determined as follows. Thus, we hereby make an announcement thereof.

Note

1. Offering price : (per share)	75,000 yen
2. Number of shares for sale :	
Domestic number of shares for sale	868,175 shares
① Offering by underwriter underwriting purchase	848,175 shares
② Over-allotment shares	20,000 shares
Foreign number of shares for sale	155,946 shares

2. Causes for determination of details regarding the offering price and number of shares for sale, etc. :

Upon determination of offering price, bookbuilding has been implemented aiming at 848,175 shares in the domestic market and 155,946 shares in the foreign market, mainly for domestic and foreign institutional investors, etc., based on provisional conditions (70,000 yen-90,000 yen).

As a result,

① The total number of shares in demand that was declared exceeded the number of shares offered.

② The total number of shares in demand that was declared was diversified.

③ A considerable number of shares in demand that were declared reached the upper limit price based on the provisional conditions.

The points above have been seen as main characteristics. In light of the situation of the current stock market, evaluation of the market regarding recent initial public offerings, and the price fluctuation risk during the period until the date of listing, etc., a price of 75,000 yen per share has been determined.

In addition, the underwriting price has been determined as 72,652 yen per share.

Concerning the details regarding the number of shares for sale, it has been determined that

868,175 shares would be for sale domestically (among which 20,000 shares were for sale as over-allotment shares), and 155,946 shares would be for sale abroad.

【Reference】

(1) Number of shares for sale

①Common stock 1,004,121 shares (Offering by underwriter underwriting purchase)
among which, 848,175 shares are for sale domestically and 155,946 shares are for sale abroad

②Common stock 20,000 shares (number of shares for sale as over-allotment shares)

Regarding the offering in ② above, the Daiwa Securities SMBC Co.Ltd. shall perform the offering of common stocks for our company, apart from the common stocks which would be sold by the offering in ① above.

(2) Offering period — From Mach 24, 2003 (Monday), until March 27, 2003 (Thursday)

(3) Date of delivery for stock certificate — April 1, 2003 (Tuesday)

(4) Other — An underwriter is scheduled to sell 19,209 shares out of the 848,175 shares for sale domestically for the Association of Employee Share Ownership of our company.

Notes : This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from The Taiyo Mutual Life Insurance Company ("the Company") and will contain detailed information about the Company and its management, as well as financial statements of the Company. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

EXHIBIT Q

Press release dated March 28, 2003 in connection with the Company's share purchase program

(English Translation)

[TRANSLATION]

Press Release dated March 28, 2003

Masahiro Yoshiike
President
The Taiyo Mutual Life Insurance Company
11-2 Nihonbashi, 2-chome
Chuo-ku
Tokyo
(Code No.: 8796)

March 28, 2003

To Whom It May Concern:

Notice in Connection with [Taiyo Life Mutual Equity Investment Company]

As of April 1, 2003, The Taiyo Mutual Life Insurance Company plans to demutualize (the demutualized company: "Taiyo Life") and list the shares certificates of Taiyo Life on the Tokyo Stock Exchange, Inc. To facilitate the purchase of listed Taiyo Life shares by investors who wish to make regular acquisitions of such shares, a mutual company, "[Taiyo Life Mutual Equity Investment Company]," (TL Mutual Investment) was created under the Civil Code of Japan as of March 27, 2003. Application for membership of TL Mutual Investment closed on March 27, 2003. Membership of the company and other details are set forth below.

1. Membership Subscription

No. of members:	18 (tentative)
Fund amount:	¥5.3 billion (tentative)

Contributions paid to TL Mutual Investment by members are scheduled to be paid in several installments. In the event one or more members does not pay all or a part of their respective contribution, the final number of members and the final fund amount may not reach the figures set forth above.

2. Share Purchase Scheme

TL Mutual Investment will deposit the funds contributed by members with a trust bank (Trustee). The Trustee will use the funds during the period from April 3 to June 23, 2003 to buy shares of Taiyo Life from securities firms through off-market transactions on days when the shares are traded. (Although this period may be extended, it will not be extended beyond July 24, 2003.) In the event the Trustee deems that such purchases of Taiyo Life's shares have a material effect on the formation of share price or otherwise deems it appropriate, the Trustee will suspend purchase of the shares or adjust the volume of shares it acquires.

3. Relationship between The Taiyo Mutual Life Insurance Company and TL Mutual Investment

The Taiyo Mutual Life Insurance Company has not contributed to TL Mutual Investment's fund or financially supported it to date. Neither The Taiyo Mutual Life Insurance Company nor Taiyo Life will do so in the future.

Contact:
Mr. [Shuichi] Nagamine
Corporate Communications Dept.
The Taiyo Mutual Life Insurance Company
Tel. No.: 81-3-3231-8634

EXHIBIT R

Press release dated April 1, 2003 in connection with the Company's demutualization and listing on the First Section of the Tokyo Stock Exchange

(English Translation)

(TK) 19731/002/12G3-2B/12g3-2b.application.doc

03 APR -3 AM 7:21

[TRANSLATION]

Press Release dated April 1, 2003

Masahiro Yoshiike
President
The Taiyo Life Insurance Company
11-2 Nihonbashi, 2-chome
Chuo-ku
Tokyo
(Code No.: 8796)

April 1, 2003

To Whom It May Concern:

Demutualization and Listing on the First Section of the Tokyo Stock Exchange

As of April 1, 2003, The Taiyo Life Insurance Company (Taiyo Life) demutualized in accordance with the provisions of Art. 85 of the Insurance Business Law. In addition, having obtained the approval of the Tokyo Stock Exchange, Inc. (TSE), Taiyo Life has listed its common shares on the First Section of the TSE. The company's profile and the record date for voting rights at first general meeting of shareholders are set forth below.

Taiyo Life was founded in May 1893 as an insurance company. The company developed a marketing strategy that focused on the retail household market using sales representative channels.

The company is committed to meeting the expectations of its shareholders. It intends to do so by improving revenue and maintaining its historically strong financial base by continuing to provide products and services that meet the needs of its customers in the retail household market and shifting its emphasis to sales of medical protection, nursing care insurance and middle-sized life insurance.

On the occasion of demutualization and First Section TSE listing, the company, its officers and employees reaffirm their commitment to continuing to grow the company and enhancing its corporate value.

1. Profile of Taiyo Life

Trade name:	Taiyo Life Insurance Company
Capital:	¥37.5 billion
Capital reserve:	¥37.5 billion

Authorized shares:	6,000,000 shares
Issued shares:	1,500,000 shares

2. Record Date for Voting Rights at first General Meeting of Shareholders
   As Taiyo Life was a mutual company until March 31, 2003, the record date to determine shareholders with voting rights at the first general meeting of shareholders scheduled to be convened in June 2003 is April 16, 2003.

Contact:
Mr. Shuichi Nagamine
Corporate Communications Dept.
The Taiyo Mutual Life Insurance Company
Tel. No.: 81-3-3231-8634

EXHIBIT S

Press release dated April 1, 2003 in connection with the Company's devaluation losses for fiscal year 2002

(English Translation)

03 ... -9 ... 7:21

[TRANSLATION]

Press Release dated April 1, 2003

Masahiro Yoshiike
President
The Taiyo Life Insurance Company
11-2 Nihonbashi, 2-chome
Chuo-ku
Tokyo
(Code No.: 8796)

April 1, 2003

To Whom It May Concern:

Valuation Loss on Securities Holdings as of March 31, 2003

The Taiyo Life Insurance Company (Taiyo Life) wrote off securities included in "Other Securities", the price of which had fallen sharply with no expectation of recovery. The total amount of loss on the write off of such securities holdings (including valuation loss on trust share holdings) as of March 31, 2003 is set forth below.

The loss on securities holdings set forth below has been accounted for in Taiyo Life's business results estimates announced on April 1, 2003.

Total loss on securities holdings as of March 31, 2003

Consolidated — Unit: ¥1 billion

(A) Total securities holdings as of March 31, 2003	81.6
(B) Net assets as of March 31, 2002 (A/BX100)	177.8 45.9%
(C) Recurring profit as of March 31, 2002 (A/CX100)	18.0 453.1%
(D) Net profit as of March 31, 2002	0.7 10,380.3%

Notes: 1. Taiyo Life demutualized as of March 31, 2003. The net surplus of a mutual company is equivalent to the net profit of a joint stock company. Net surplus has been converted into the following values.

- Employee dividend reserve is recognized in the disposition of surplus for mutual companies, while policyholder dividend reserve is treated as an

expense in the income statement of joint stock companies. Net profit as of March 31, 2002 is calculated in the same manner as for a joint stock company and employee dividend reserve was recognized as an expense.

2. As Taiyo Life was a mutual company during the fiscal year ended March 31, 2002, net asset amount is the total amount for "Assets" in the Consolidated Balance Sheet.
3. The last day of Taiyo Life's financial year is March 31.
4. Integers have been rounded to the first unit and percentages rounded to the first decimal point.

Non-consolidated	Unit: ¥1 billion
(A) Total securities holdings as of March 31, 2003	81.6
(E) Net assets as of March 31, 2002 (A/BX100)	177.1 46.1%
(F) Recurring profit as of March 31, 2002 (A/CX100)	18.1 449.7%
(G) Net profit as of March 31, 2002	0.5 16,241.3%

Notes: 1. Taiyo Life demutualized as of March 31, 2003. The net surplus of a mutual company is equivalent to the net profit of a joint stock company. Net surplus has been converted into the following values.

- Employee dividend reserve is recognized in the disposition of surplus for mutual companies, while policyholder dividend reserve is treated as an expense in the income statement of joint stock companies. Net profit as of March 31, 2002 is calculated in the same manner as for a joint stock company and employee dividend reserve was recognized as an expense.

2. As Taiyo Life was a mutual company during the fiscal year ended March 31, 2002, net asset amount is the total amount for "Assets" in the Consolidated Balance Sheet.
3. The last day of Taiyo Life's financial year is March 31.
4. Integers have been rounded to the first unit and percentages rounded to the first decimal point.

Contact:
Mr. Shuichi Nagamine
Corporate Communications Dept.
The Taiyo Mutual Life Insurance Company
Tel. No.: 81-3-3231-8634

EXHIBIT U

Offering Circular for private placement of the common stock of the Company dated March 19, 2003

OFFERING CIRCULAR

Taiyo Life Insurance Company

International Offering of 155,946 Shares of Common Stock

Offer Price: ¥75,000 Per Share

The information contained in this Offering Circular relates to the offer outside of Japan of shares of common stock (the "Shares") of Taiyo Life Insurance Company (the "Company") in connection with the reorganization of the Company from a mutual life insurance company to a joint stock corporation incorporated under the laws of Japan. This reorganization, known as a demutualization, will occur on April 1, 2003, the date of the closing of the Offerings referred to below. The Company is selling 155,946 Shares (the "International Shares"), which are being underwritten and offered outside of Japan (the "International Offering") by the International Managers named herein (the "International Managers"). See "Offering and Sale".

The International Shares are being offered (i) by the International Managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and (ii) by the U.S. broker-dealer agents (the "Rule 144A Selling Agents") of the International Managers to "qualified institutional buyers" ("QIBs") in the United States in reliance on Rule 144A ("Rule 144A") under the Securities Act.

Concurrently with the International Offering, 848,175 Shares (the "Japanese Shares" and, together with the International Shares, the "Offered Shares") are being offered in Japan (the "Japanese Offering" and, together with the International Offering, the "Offerings") and underwritten by underwriters led by Daiwa Securities SMBC Co. Ltd. (the "Japanese Underwriters" and, together with the International Managers, the "Managers"). The closing of the International Offering is conditional upon the closing of the Japanese Offering.

Daiwa Securities SMBC Co. Ltd. is acting as the Global Coordinator of the Offerings.

The Tokyo Stock Exchange has approved the listing of the Shares. It is expected that the Shares will be admitted for trading on the First Section of the Tokyo Stock Exchange on or about April 1, 2003.

FOR A DISCUSSION OF CERTAIN CONSIDERATIONS THAT SHOULD BE TAKEN INTO ACCOUNT IN DECIDING WHETHER TO PURCHASE THE INTERNATIONAL SHARES IN THE INTERNATIONAL OFFERING, SEE "INVESTMENT CONSIDERATIONS".

The International Shares are offered by the International Managers, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. Payment for the International Shares will be made in yen for value on April 1, 2003 (Tokyo time), and certificates representing the International Shares will be delivered in Tokyo on April 1, 2003 (Tokyo time) through clearing accounts with the Japan Securities Depository Center, Incorporated ("JASDEC") under the central clearing system in Japan. See "Clearance and Settlement of the International Shares".

THE INTERNATIONAL SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN EXCEPTIONS REFERRED TO HEREIN, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT TO QIBs IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A, OR TO CERTAIN PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S. FOR A SUMMARY OF RESTRICTIONS ON RESALE AND TRANSFER OF THE INTERNATIONAL SHARES, SEE "SELLING RESTRICTIONS".

Global Coordinator

Daiwa Securities SMBC

International Joint Bookrunners

Daiwa Securities SMBC Europe **JPMorgan**

International Managers

NikkoSalomonSmithBarney Europe **HSBC**

Nomura International **Morgan Stanley**

The date of this Offering Circular is March 19, 2003.

No person has been authorized in connection with the International Offering to give any information or to make any representation other than as contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any International Manager or any Rule 144A Selling Agent. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. No action has been, or will be, taken to permit a public offering of the International Shares in any jurisdiction where action would be required for that purpose. Accordingly, the International Shares offered hereby may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.

There are restrictions on the offer and sale of the International Shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by any person in relation to the International Shares in, from, or otherwise involving, the United Kingdom must be complied with. See "Offering and Sale".

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of International Shares may not be circulated or distributed, nor may International Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any other member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The International Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the "Securities and Exchange Law"). Each International Manager has represented and agreed that the International Shares that it purchases will be purchased by it as principal and that, in connection with the International Offering, neither such International Manager nor any person acting on its behalf has offered or sold, or will offer or sell, any International Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident (including corporations) of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident (including corporations) of Japan.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE INTERNATIONAL OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING CIRCULAR OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Offering Circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire International Shares. Distribution of this Offering Circular to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of the Company, is prohibited. Each person receiving this Offering Circular acknowledges that (i) such person has not relied on any International Manager, any Rule 144A Selling Agent or any person affiliated with the International Managers in connection with its investigation of the accuracy of such information or its investment decision and (ii) no person has been authorized to give any information or to make any representation concerning the Company or the International Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorized by the Company, any International Manager or any Rule 144A Selling Agent. Prospective purchasers are hereby notified that the seller of any International Shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

AVAILABLE INFORMATION

The Company intends to apply to the United States Securities and Exchange Commission to claim the exemption afforded by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). If, at any time, the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to such Rule 12g3-2(b), the Company will furnish, upon request, to any holder of Shares, or any prospective purchaser designated by a holder of Shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-b WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-b IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. These statements appear in a number of places in this Offering Circular and include statements regarding the intent, belief or current expectations of the Company or its management with respect to the results of operations and financial condition of the Company. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward looking statements as a result of various factors. The information contained in this Offering Circular, including, without limitation, the information under "Investment Considerations", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and "Alliances" identifies important factors that could cause such differences. The Company does not undertake to revise forward-looking statements to reflect future events or circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a Japanese mutual life insurance company and will become a Japanese joint stock corporation upon the consummation of the planned demutualization. All of its Directors and Corporate Auditors named under "Management" reside in Japan. All or a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon the Company or such persons or to enforce against the Company or such persons judgments obtained in United States courts or elsewhere predicated upon the civil liability provisions of the Federal and/or state securities laws of the United States. The Company has been advised by its Japanese counsel that there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States Federal and/or state securities laws.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Circular, except as otherwise indicated, currency amounts are expressed in Japanese yen ("yen" or "¥") or in U.S. dollars ("dollars" or "$"). Except for the dollar translation amounts included in the financial statements of Daido Life Insurance Company ("Daido Life") attached hereto as Annex A and except as otherwise indicated, for the convenience of the reader, the translations of yen into dollar amounts have been made at the rate of ¥122.60=$1.00, the approximate rate of exchange prevailing as of September 30, 2002, the date of the most recent balance sheet of the Company included herein. See "Exchange Rates" for information regarding rates of exchange between the yen and the dollar from fiscal year 1997 to the present. The U.S. dollar translations are included solely for the convenience of the reader and are not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realized or settled in U.S. dollars at the above or any other rate.

In this Offering Circular, where information is presented in millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, figures presented in tables in this Offering Circular may not total due to such truncating or rounding.

The Company's financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in certain other countries. Certain significant differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are summarized herein under "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles".

In accordance with applicable Japanese legal requirements, the Company prepares audited consolidated financial statements for each fiscal year in accordance with Japanese GAAP. The audited consolidated balance sheets of the Company as of March 31, 2000, 2001 and 2002 and the related consolidated statements of operations and surplus for the three years ended March 31, 2000, 2001 and 2002 and cash flow for the two years ended March 31, 2001 and 2002 are contained elsewhere in this Offering Circular. The unaudited consolidated balance sheets of the Company as of September 30, 2001 and 2002 and the related consolidated statements of operations, surplus and cash flow for the six months ended September 30, 2001 and 2002 are also contained elsewhere in this Offering Circular.

The Company will change its corporate form from a mutual life insurance company to a joint stock corporation on April 1, 2003. The Company has prepared an unaudited consolidated pro forma statement of operations for the year ended March 31, 2002, and an unaudited pro forma consolidated balance sheet as of March 31, 2002, reflecting the demutualization and the Offerings, including the issuance by the Company of 1,500,000 Shares to eligible policyholders, as if they had occurred as of March 31, 2002. See "Unaudited Pro Forma Consolidated Financial Information with Respect to the Demutualization".

The Company has formed an alliance with Daido Life and plans to establish a common holding company in April 2004. In connection with the International Offering, the Company has prepared unaudited pro forma add-up consolidated balance sheets as of March 31, 2001 and 2002 and as of September 30, 2001 and 2002, and unaudited pro forma add-up consolidated statements of operations for the years ended March 31, 2001 and 2002 and the six months ended September 30, 2001 and 2002, reflecting the conditions of the proposed common holding company as if it had been formed on those dates. See "Unaudited Pro Forma Add-up Consolidated Balance Sheets and Statements of Operations with Respect to the Company and Daido Life".

All financial information regarding the Company and Daido Life in this Offering Circular is presented on a consolidated basis, unless otherwise indicated. The fiscal year end of each of the Company, Daido Life and T&D Financial Life Insurance Company ("T&D Financial Life") is March 31. In this Offering Circular, "fiscal 2001" refers to the fiscal year ended March 31, 2002, and other fiscal years of the Company, Daido Life and T&D Financial Life, as the case may be, are referred to in a corresponding manner.

Unless the context indicates otherwise, references to the "Company" are to Taiyo Life Insurance Company and its consolidated subsidiaries.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and is subject to, the detailed information and financial statements contained elsewhere in this Offering Circular. For a discussion of certain matters that should be considered by prospective investors in the International Shares, see "Investment Considerations".

TAIYO LIFE INSURANCE COMPANY

Overview

The Company is engaged mainly in door-to-door sales of individual insurance products in the Japanese retail household market. The Company was the eighth largest life insurance company in Japan in terms of total assets and the seventh largest in terms of premium income and had approximately 3.5 million policyholders as of September 30, 2002. Its total policy amount in force (including policy amounts in force of individual insurance, individual annuities and group insurance) as of September 30, 2002 was ¥26,291 billion. The Company's total ordinary revenue was ¥1,603 billion for fiscal 2001 and ¥744 billion for the six months ended September 30, 2002.

The Company's core strength lies in its direct marketing of individual insurance products to middle-aged and elderly individuals, especially women, for whom the Company believes face-to-face marketing is particularly effective. The Company sells its products in residential districts of metropolitan areas and in major regional cities, primarily through its in-house sales representatives. Since the inauguration of the Company's direct marketing business model in the 1950s, the Company has developed a large customer base and an extensive information database of past, present and potential policyholders. The Company believes that these resources are key assets in further expanding its sales, particularly to family members of existing customers and individuals referred by existing customers. In addition, over the decades, the Company has developed a cost-efficient sales structure and a broad network of 8,832 in-house sales representatives as of September 30, 2002, many of whom have developed strong relationships with customers and experience in sales of products that meet customers' needs. Consequently, the Company believes its door-to-door sales model cannot easily be matched without very substantial cost and effort.

The Company's core business is insurance for individuals in Japan's retail household market. The Company also sells individual annuity products, group insurance and group annuity products. The Company's primary sales are composed of individual life insurance policies that pay small- to medium-sized benefits together with medical protection and nursing care protection. The Company has developed, and continues to develop, its products to respond to Japan's evolving economic and demographic environment. The Company's main product line, endowment insurance with medical protection, marketed under the name "Kenko (Health)" series, was introduced in 1974 to meet customers' needs for both savings and medical protection and has continued to be well received by customers. Recently, in response to Japan's declining birth rate and rising average age of population, the Company has been shifting its focus from sales of products with a greater savings component to more profitable products with a greater protection component. Protection-oriented products place a greater emphasis on benefits offered with respect to death, medical care and nursing care, whereas savings-oriented products place a greater emphasis on benefits offered upon maturity. Protection-oriented products constituted 92.1% of new policies sold during the first half of fiscal 2002 ended September 30, 2002. The Company believes that, despite the high market penetration rate of the Japanese life insurance market, opportunities for significant growth exist in the market for these so-called "third sector" life insurance products, which combine elements of life and non-life insurance.

The Company believes that one of its key strengths is its high potential for future earnings growth. The Company anticipates that its negative spread, or losses arising from actual investment yields that are below assumed investment yields, will continue to improve rapidly, as its short-term policies with high guaranteed rates of return are beginning to mature and are being replaced by products with lower guaranteed rates of return in the present low-interest rate environment. In addition, the Company has been successful in shifting its sales focus from savings-oriented products to protection-oriented products, for which demand is growing and the Company anticipates higher profitability. Furthermore, the Company has maintained low-cost operations while achieving high productivity through its efficient sales force. Moreover, the Company will in due course cease to incur costs related to the demutualization, the Offerings and the establishment of a common holding company with Daido Life. See "Business — Strengths — Earnings Growth Potential".

The Company believes it is one of the strongest, in terms of financial stability, among the ten largest Japanese life insurance companies. As of September 30, 2002, the Company's ratio of risk-monitored loans, as defined in the Insurance Business Law of Japan (the "Insurance Business Law"), to total loans was 0.58% on a

non-consolidated basis. The Company's financial strength is also evidenced by its high solvency margin ratio and financial strength ratings which are among the highest of the ten largest Japanese life insurance companies. As of September 30, 2002, the Company had a solvency margin ratio of 783.1%, and it currently has a Standard & Poor's financial strength rating of A "Strong". See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Solvency Margin Ratio" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financial Strength Ratings".

As a strategic measure to enhance operational efficiency, increase profitability and cope with the shrinking market and increased competitiveness within the Japanese life insurance industry, the Company has entered into an alliance with Daido Life Insurance Company ("Daido Life"). See "Business — History" and "Alliances — T&D Life Group". The Company and Daido Life have agreed to work towards the establishment of a common holding company and the listing of such company's shares in April 2004.

Strengths

The Company's management has, over the years, constructed and built upon the strengths of the Company in line with perceived changes in the life insurance industry.

- The Company has focused sales of its products on the retail household market and is a leading provider of door-to-door sales in that segment of the insurance industry. The Company believes its large network of customers, extensive database of the household market, experienced sales force and efficient marketing structure will serve as a competitive advantage in increasing future sales.
- The Company also believes that it has high potential for future earnings growth because:
  - It is in a position to expand sales of protection-oriented products for which demand is growing and higher potential for profitability is anticipated.
  - It anticipates a continued rapid improvement in its negative spread.
  - It maintains low cost management with high productivity.
  - It will in due course cease to incur costs related to the demutualization, the Offerings and the establishment of a common holding company with Daido Life.
- The Company believes it enjoys a high degree of financial stability. The Company believes that its exposure to investment risk is limited due to its low levels of risk-monitored loans and relatively high levels of yen-denominated interest-bearing assets. In addition, the Company enjoys a high solvency margin ratio and high financial strength ratings.
- The Company's management has demonstrated its ability to make key decisions and implement important initiatives to strengthen the Company's competitiveness, as demonstrated, for example, by the Company's alliance with Daido Life.

Strategy

The Company's goals are to build upon its strong position in the retail household market and, as a joint stock corporation, to enhance shareholder value. To achieve these goals, the Company will pursue the following strategies:

- Further shift the Company's product mix from savings-oriented products to more profitable protection-oriented products, by not only increasing the proportion of new protection-oriented policies sold but also by allowing policyholders to convert their savings-oriented policies to protection-oriented policies.
- Continue to develop the Company's product line to suit customer needs and expand its customer base.
- Reorganize from a mutual life insurance company to a joint stock company.
- Enhance industry presence and business efficiency through its alliance with Daido Life, including by jointly developing and executing strategies for new products and markets.
- Increase sales of semi-participating products, which allocate dividends based on any net positive return on investment in excess of the guaranteed rate of return calculated at the end of a five-year period, relative to participating policies, which allocate yearly dividends based not only on net

surplus arising from investment yield margins but also that arising from mortality rate and administrative expense margins.

- Expand its individual variable annuity business as a new revenue growth area through its affiliate, T&D Financial Life Insurance Company ("T&D Financial Life").

The Demutualization

The Company is conducting the Offerings in connection with the reorganization of the Company from a mutual life insurance company to a joint stock corporation in a process commonly known as a demutualization. The demutualization will occur on April 1, 2003, the date of the closing of the Offerings. In the demutualization, newly issued Shares, including fractional shares, will be allotted to the participating policyholders who were registered in the Company's member registry as of March 31, 2002, or eligible policyholders, in exchange for their membership interests in proportion to the amount of contribution by each such policyholder to the Company's net assets. The Insurance Business Law of Japan requires Shares representing the aggregate of the fractional shares that will be allotted to eligible policyholders to be disposed of by the demutualizing insurance company and the cash proceeds from the disposition, after deducting expenses, to be paid to such policyholders. The plan of demutualization contemplates that such disposition will be effected by way of an offering of Shares representing the aggregate of such fractional shares. The Offerings constitute the offering of Shares contemplated by the plan of demutualization. The Shares offered in the International Offering consist solely of Shares representing a portion of the aggregate of the fractional shares to be allotted to eligible policyholders upon its demutualization.

Under the Insurance Business Law and the Commercial Code of Japan (the "Commercial Code"), the manner of disposition of the Shares representing the aggregate of the fractional shares to be allotted to eligible policyholders, including the manner of determining the sale price, the purchasers (i.e., the Managers) and the timing of the sale of those Shares, must receive court approval. An application for such court approval was filed by the Company with the Tokyo District Court on February 14, 2003, and court approval was obtained on the date of this Offering Circular.

The plan of demutualization was approved by resolution of the policyholders' representatives meeting of the Company on July 30, 2002. At the same meeting, the Articles of Incorporation of the Company as a joint stock corporation were approved, and the Directors and Corporate Auditors who will assume office upon demutualization were elected. See "Management" for a list of the Directors and Corporate Auditors elected. The demutualization was approved by the Commissioner of the Financial Services Agency of Japan (the "FSA") on February 14, 2003.

The Company's registered head office is located at 11-2, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-0027, Japan, and its telephone number is 81-3-3231-8982. The Company's Internet address is www.taiyo-seimei.co.jp; the information on the Company's website does not constitute a part of this Offering Circular.

The Offerings

Securities Offered:	1,004,121 Shares out of the 1,500,000 Shares to be newly issued by the Company in accordance with the plan of demutualization on April 1, 2003.
International Offering:	The International Offering comprises 155,946 Shares and will consist entirely of Shares representing a portion of the aggregate of the fractional shares to be allotted to eligible policyholders of the Company upon its demutualization. The sale of the International Shares is being made by the Company in its own right under the Insurance Business Law. Under the Insurance Business Law, the Company has the right and obligation to dispose of such Shares and to distribute the cash proceeds thereof, after deducting expenses, to eligible policyholders. See "The Demutualization — Allotment of Shares to Eligible Policyholders". The International Shares are being offered by the International Managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S and by the Rule 144A Selling Agents of certain International Managers to QIBs in the United States in reliance on Rule 144A, all as described under "Offering and Sale".
Japanese Offering:	Concurrently with the International Offering, 848,175 Shares are being offered in Japan by the Japanese Underwriters. The Japanese Shares will consist of Shares representing the remaining portion of the aggregate of the fractional shares to be allotted to eligible policyholders of the Company upon its demutualization and that are not included in the International Offering. The price per Share in the Japanese Offering is the same as in the International Offering. The closing of the International Offering is conditional upon the closing of the Japanese Offering. At the Company's request, the Japanese Underwriters have reserved 484,300 Japanese Shares for sale at the Offer Price in the Japanese Offering to certain financial institutions and corporations in Japan designated by the Company (the "Selected Investors") which have business or other relationships with the Company. Based on discussions with the Selected Investors, the Company expects that all of such reserved Japanese Shares will be purchased thereby. The number of Japanese Shares available for sale to the general public in the Japanese Offering will be reduced by the number of such Japanese Shares to be purchased by the Selected Investors. See "Offering and Sale".
Use of Proceeds:	The Company will first receive the proceeds from the sale of the Offered Shares in the Offerings from the International Representatives (see "Offering and Sale") and the Japanese Representative on the closing date of the Offerings and will distribute such proceeds within a few weeks after the closing date to all eligible policyholders to whom fractional shares will be allotted in connection with the demutualization of the Company, after deducting expenses (including underwriting expenses) related to the Offerings. The Company will not retain any proceeds from the sale of the Offered Shares in the Offerings.
Lock-up Agreements:	The Company has agreed to restrictions on issuances, sales and other disposals of Shares, directly or indirectly, during the period beginning on the date of this Offering Circular and ending on the date 180 calendar days after the closing date of the Offerings without the prior written consent of the International Representatives subject to certain exceptions. In addition, each of the Selected Investors has executed and delivered to the Global Coordinator a letter agreement pursuant to which such Selected Investor has agreed, during the

	period beginning on the date hereof and ending on the date 180 calendar days after the closing date of the Offerings, to restrictions on sales and other disposals of Shares, in whole or in part, directly or indirectly, without the prior written consent of the Global Coordinator, subject to certain exceptions. See "Offering and Sale".
Certain Transactions in Shares:	Daiwa Securities Group Inc. (the "Lender") has entered into an agreement with the Japanese Representative pursuant to which the Lender has agreed to (i) lend to the Japanese Representative (as defined in "Offering and Sale") 20,000 Shares in the aggregate, out of the Shares the Lender will purchase in the Japanese Offering, solely to cover over-allotments in Japan, and (ii) grant to the Japanese Representative an option, exercisable by the Japanese Representative during the period beginning on the closing date of the Offerings and ending on April 25, 2003, to purchase up to 20,000 Shares at a price per Share equal to the Offer Price from the Lender out of the Japanese Shares the Lender will purchase in the Japanese Offering, for the purpose of satisfying its obligation to return the Shares borrowed from the Lender described above. See "Offering and Sale".
Offer Price:	¥75,000 per Offered Share ("Offer Price").
Global Coordinator of the Offerings:	Daiwa Securities SMBC Co. Ltd.
International Joint Bookrunners:	Daiwa Securities SMBC Europe Limited J.P. Morgan Securities Ltd.
Shares Outstanding:	The Company is a mutual company and currently has no Shares outstanding. Upon demutualization, 1,500,000 Shares will be issued and outstanding in accordance with the plan of demutualization.
Listings:	The Tokyo Stock Exchange has approved the listing of the Shares. It is expected that the Shares will be admitted for trading on the First Section of the Tokyo Stock Exchange on or about April 1, 2003. See "Information Concerning the Shares — The Listing of the Shares".
Shareholder Dividends:	The declaration, payment and amount of any shareholder dividend will be subject to the prior provision for reserve for policyholder dividends, a resolution of the Company's Board of Directors and, in the case of annual shareholder dividends, the approval of the holders of Shares at the ordinary general meetings of shareholders and to certain statutory and other restrictions. Under the Commercial Code, the Company will not be permitted to pay an interim shareholder dividend for the six months ending September 30, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization", "The Demutualization — Organizational Change Surplus", "Information Concerning the Shares — Dividends", "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation" and "Description of the Shares — Shareholder Dividends".
Voting Rights:	Holders of Shares (other than the Company and any corporate shareholder of which more than one-quarter of the voting rights are directly or indirectly held by the Company) will be entitled to one vote per Share. The record date for determining shareholders who will be entitled to vote at the Company's ordinary general meetings of shareholders is March 31, except that the record date for the first ordinary general meeting of shareholders to be held in June 2003 will be April 16, 2003. See "Description of the Shares — Voting Rights and Minority Shareholder Rights" and "Description of the Shares — General Meetings of Shareholders".

Withholding Tax:	Shareholder dividends payable by the Company to non-residents of Japan are subject to Japanese withholding tax (currently at the rate of 20%). Reduced rates for withholding tax apply to certain non-residents of Japan entitled to such benefit under an applicable income tax convention. Japan has concluded income tax conventions with several countries, including the United States and several European countries. See "Taxation — Japanese Taxation".
Investment Considerations:	For a discussion of certain factors that should be considered in evaluating an investment in the International Shares, see "Investment Considerations".
Payment and Settlement:	Payment for the International Shares will be made in yen for value on April 1, 2003 (Tokyo time), and certificates representing the International Shares will be delivered in Tokyo on April 1, 2003 (Tokyo time) through clearing accounts with JASDEC under the central clearing system in Japan. See "Clearance and Settlement of the International Shares".

INVESTMENT CONSIDERATIONS

Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following:

Risks Related to the Company's Business

The Company's shift in the orientation of its insurance products may not increase premium income or profitability

The Company has traditionally focused on selling short-maturity insurance products with a significant savings component in order to appeal to its target customers, middle-aged and elderly individuals, especially women. In recent years, however, given the low-interest rate environment in Japan, these savings-oriented products have become less appealing to the Company's target customers. In addition, the proportion of medical expenses that are not covered by corporate benefit plans or national health insurance is increasing, giving rise to a need for other means by which to cover such costs. Moreover, profit margins from these products have declined because of the continuing low-interest rate environment. Accordingly, in order to meet more effectively the changing needs of the Company's customers and improve profit margins on insurance products, the Company has expanded sales of protection-oriented products, which are products that emphasize benefits for death, medical care and nursing care over maturity benefits. Protection-oriented products as a percentage of total new policies, by amount, increased from 53.6% in fiscal 1999 to 86.0% in fiscal 2001 and 92.1% for the first half of fiscal 2002 ended September 30, 2002. Protection-oriented products as a percentage of total insurance in force, by amount, increased from 48.7% in fiscal 1999 to 53.2% in fiscal 2001 and 55.2% in the first half of fiscal 2002 ended September 30, 2002. However, if the market for protection-oriented products targeting middle-aged and elderly individuals does not develop as anticipated, or if intensified competition in this market adversely affects the Company's sales or earnings, the Company's results of operations may suffer.

Protection-oriented products have been more profitable than savings-oriented products in recent years. This trend has arisen in part because assumed mortality and hospitalization rates, which are weighted more heavily in calculating premiums of protection-oriented products than of savings-oriented products, have been higher than actual mortality and hospitalization rates. Conversely, assumed investment yields on the Company's investment assets, weighted more heavily in calculating premiums for savings-oriented products than for protection-oriented products, have been adversely affected by the prolonged low-interest rate environment in Japan. However, there can be no assurance that actual mortality and hospitalization rates will continue to be lower than assumed mortality and hospitalization rates or that interest rates will continue to remain low. Should either of these conditions change, the protection-oriented products currently emphasized by the Company may no longer be more profitable than savings-oriented products, and the Company's results of operations may suffer.

Changes in interest rates may significantly affect the Company's profitability

During periods of declining interest rates, the Company's average investment yield declines because maturing investments, as well as bonds and loans that are redeemed or prepaid to take advantage of the lower interest rate environment, are replaced with new investments that provide lower returns. However, the Company's liabilities to policyholders generally have longer durations than its investment assets. While lower interest rates tend to reduce the investment yield on the Company's investment portfolio, the guaranteed rates of return upon which premiums have been calculated remain unchanged on outstanding policies, adversely affecting the Company's profitability and long-term ability to meet policy commitments.

Conversely, in periods of increasing interest rates, higher investment yields produce increased returns on the Company's investment portfolio. However, surrenders of policies may increase as policyholders seek investments with higher perceived returns. In addition, an increase in interest rates adversely affects shareholders' equity due to a decrease in the fair value of the Company's fixed-income investments classified as available-for-sale securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity and Liquidity Management".

Provision for reserve for policyholder dividends will reduce or eliminate net income and reduce return on shareholders' equity

As a mutual life insurance company, the Company is currently owned through membership interests held by purchasers of the Company's insurance and annuity products with rights to receive policyholder dividends. A mutual life insurance company may treat transfers to reserve for policyholder dividends as dispositions of net

income. In contrast, provision for reserve for policyholder dividends that are made by the Company as a joint stock corporation will be treated as expense and, as such, will decrease the amount of net income for the fiscal period in which such provision is made. Such provision for reserve for policyholder dividends, accounted for as expense, will be made in fiscal 2002 for dividends to be allocated in the following year. See "Unaudited Pro Forma Consolidated Financial Information with respect to the Demutualization".

The Articles of Incorporation of the Company as a joint stock corporation establish the minimum level of provision for reserve for policyholder dividends as a percentage of an amount calculated based on an amount equivalent to non-consolidated unappropriated retained earnings (but prior to making the provision for reserve for policyholder dividends) attributable to participating and semi-participating policies. The Articles of Incorporation provide that this percentage be the same percentage set forth in regulations regarding minimum policyholder dividend levels applicable to mutual life insurance companies, which was reduced in March 2002 by the Financial Services Agency of Japan (the "FSA") from 80% to 20%. The Company has discretion to determine the level of provision for reserve for policyholder dividends to be made in excess of the minimum level, although the Actuarial Standards of Practice for Life Insurance Companies sets forth professional conduct standards for actuaries pursuant to which the Company's chief actuary must confirm the appropriateness of the level of policyholder dividends paid. The Company expects that it will consider a number of factors, including the competitiveness of its products, its results of operations and its solvency margin ratio, in determining the actual amount of provision for reserve for policyholder dividends. Despite the recent reduction of minimum levels of policyholder dividends, many of the Company's competitors that are mutual life insurance companies are continuing to pay policyholder dividends substantially above the 20% level. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization — Policyholder Dividends" and "The Demutualization — Distribution of Policyholder Dividends" for further discussions regarding policyholder dividends.

The following table shows, on a non-consolidated basis, the amount of the Company's income before income taxes and transfer to reserve for policyholder dividends corresponding to the fiscal periods indicated. The transfer to reserve for policyholder dividends is the mutual life insurance company equivalent to the provision for reserve for policyholder dividends that must be made by the Company as a joint stock corporation.

	Year ended March 31,				
	1998	1999	2000	2001	2002
	(Millions of yen)				
Income before income taxes	¥27,946	¥ 7,320	¥22,355	¥12,543	¥10,181
Transfer to reserve for policyholder dividends	¥15,394	¥15,593	¥16,638	¥11,101	¥10,855

Transfer to reserve for policyholder dividends reflects the amounts determined based on the results of operations for the fiscal year indicated. However, the same amount of transfer to reserve for policyholder dividends is, in the Company's consolidated statement of surplus included elsewhere in this Offering Circular, included in the column for the following fiscal year. This is because the transfer to reserve for policyholder dividends is approved at the policyholders' representatives meeting that is held in such following fiscal year. For fiscal years ending on or after March 31, 2003, the provision for reserve for policyholder dividends will be made in the prior fiscal year. See "Selected Financial Data — Selected Non-Consolidated Financial Data — Statements of Surplus Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization — Policyholder Dividends — Change in Accounting Treatment" and "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles — 16. Reserve for Policyholder Dividends".

For fiscal 1998 and fiscal 2001, the amounts of transfer to reserve for policyholder dividends exceeded income before income taxes. If the Company had been a joint stock corporation in fiscal 1997 through fiscal 2001, and if provisions for reserve for policyholder dividends had been made at the same levels, the Company would have incurred a net loss in fiscal 1998 and fiscal 2001. Provisions for reserve for policyholder dividends in the future could eliminate the Company's net income or cause a net loss.

The Company is exposed to a number of risks related to its investment portfolio

Market risk

The Company is subject to the risk of loss on its investments resulting from changes in interest rates, stock and other security prices and foreign exchange rates. Of the carrying value of the Company's general account investments as of September 30, 2002, 7.7% was in Japanese stocks and 10.2% was in foreign securities. A large portion of the investment portfolio of the monetary trusts, which made up 0.8% of the Company's

general account investments, also consists of Japanese stocks and foreign securities. Of the carrying value of the Company's direct investments in Japanese stocks in its general account investments as of September 30, 2002, 31.1% was in stocks of banks, insurance companies and other financials services companies. In addition, approximately 38.2% of the Company's general account investments in foreign bonds and stocks denominated in foreign currencies are not hedged against foreign exchange risk. Of the carrying value of the Company's general account investments as of September 30, 2002, 2.9% was in real estate. The Company's general account investment returns may be adversely affected by conditions affecting its specific investments and, more generally, by stock, interest rate, foreign exchange, real estate and other market fluctuations.

The Company expects to incur large devaluation losses on securities categorized as marketable available-for-sale securities for financial reporting purposes for the year ending March 31, 2003 as a result of declines in the Japanese stock market, especially the stock prices of companies in the banking, insurance and other financial services sectors. Assuming that market prices of the Company's domestic stock holdings as of the end of fiscal 2002 are the same as of December 30, 2002, devaluation losses for fiscal 2002 on securities caused by a decline of 50% or more from cost, related to domestic stocks categorized as marketable available-for-sale securities in the Company's general account, would be ¥72,999 million (with a carrying value of ¥132,829 million and a market value of ¥59,830 million), of which ¥49,201 million is attributable to the Company's stockholding in a major Japanese city bank. The actual amounts are subject to changes in the market price of the stocks and changes in the Company's carrying value of such stocks due to subsequent sales and/or purchases of such stocks by the Company. Moreover, devaluation losses will be calculated with reference to average stock prices for the month of March 2003, not to stock prices on a particular day.

Market prices for stocks in the Company's portfolio have declined significantly since December 30, 2002. If market prices for stocks in the Company's portfolio remain at current levels or decline for the remainder of the month of March, the Company's devaluation losses on the securities referenced in the preceding paragraph as having potential devaluation losses will be significantly larger than indicated above, and the Company will also have significant devaluation losses on other securities, including bank stocks, that will then fall into the category of securities with a decline of 50% or more from cost. The Company expects that it will reverse a portion of its reserve for price fluctuation to partially offset such losses. In addition, the Company may sell other securities in respect of which gains can be realized in order to further partially offset such losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments".

In addition, the Company has entered into derivative instruments to hedge fluctuations in market value of some of its investments. The Company also uses derivative instruments for purposes other than to hedge market risk. See "Business — Investments — Derivative Instruments". Such derivative instruments may be subject to market risk.

Because the Company's premiums are generally calculated based on a guaranteed rate of return, if its returns on these investments are lower than expected, the Company's profitability will be adversely affected.

Credit risk

The Company is subject to the risk that borrowers of the loans made by the Company, including housing loans and loans to large corporations, may default on principal and interest payments due. Issuers of bonds held by the Company may also default, although the Company believes this risk to be generally lower due to the higher credit quality of such issuers. A significant future deterioration in the quality of the Company's loan portfolio could have a material adverse effect on the Company's results of operations and financial condition. Of the carrying value of the Company's general account investments as of September 30, 2002, 9.8% consisted of loans to banks, insurance companies and other financial services companies (including 5.5% in subordinated loans). The Company has maintained a policy of providing loans based upon consideration of a borrower's credit risk and interest rate appropriate to such risk. Nevertheless, the Company's high concentration of loans, including subordinated loans featuring lower repayment priority than general loans, extended to banks, insurance companies and other financial services companies may, in the event of bank or insurance company failures, lead to large loan losses that would have a material adverse effect on the Company's results of operations and financial conditions.

The Company is also subject to counterparty credit risk with respect to other kinds of transactions. For example, the Company uses derivative instruments, such as interest rate swaps, foreign exchange forward contracts and stock index futures, primarily to hedge market risks. The Company is also party to deposit and call loan contracts. Failures by counterparties to honor the terms of derivatives and other contracts with the Company could have a material adverse effect on the Company's results of operations and financial condition.

Real estate risk

The Company is subject to the risk that its real estate related income may decrease due to declines in market rental rates, failure to lease available properties, increases in maintenance expenses, or other factors. In addition, a general decline in real estate prices in Japan may have a material adverse effect on the value of the Company's real estate holdings.

Liquidity risk

The Company's investments in certain assets, such as real estate and loans, are relatively illiquid. If the Company requires significant amounts of cash on short notice in excess of its normal cash requirements, for example due to unanticipated numbers of policy cancellations or a major catastrophe or natural disaster, the Company may have difficulty in selling these investments at attractive prices, in a timely manner, or both. Difficulties due to illiquidity may also arise due to any general turmoil occurring in the financial markets.

Demographic trends in Japan may adversely affect the Company's business

The birth rate in Japan is steadily declining. The birth rate in Japan in calendar 2001 was 0.93%, 28.4% lower than in calendar 1981 and significantly lower than the replacement rate of 2.08%. The National Institute of Population and Social Securities Research estimated, as of January 2002, that while the population in Japan would grow slightly from 127.0 million in 2000 to 127.4 million in 2010, it would decline to 117.5 million in 2030. In addition, while the percentage of people 60 and above is projected to increase from 23.5% in 2000 to 36.5% in 2030, the percentage of people between 20 and 59, is projected to decrease from 56.1% in 2000 to 47.9% in 2030. While it is not clear to what extent these trends have contributed to the recent decrease in the size of the Japanese life insurance market, it is clear that a segment of the population key to the Company's business will decrease in the future. The Company cannot determine what effect these demographic trends may have on the Company over time, but if these trends continue, they are likely to contribute to reduced demand for life insurance products over the long term. To the extent that countervailing factors do not increase demand generally and demand for the Company's core individual life insurance products also declines, the Company's business and results of operations will be adversely affected.

Failure of additional Japanese life insurance companies could require the Company to increase its contributions to industry-wide policyholder protection funds

The Company is a member of the Life Insurance Policyholders Protection Corporation of Japan (the "PPC"), which was established pursuant to the Insurance Business Law in December 1998 to protect policyholders in the event of life insurance company failures and to maintain public trust in the Japanese life insurance industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Life Insurance Policyholders Protection Corporation of Japan" and "Regulation of the Life Insurance Industry — Insurance Business Law — Regulation for the Protection of Policyholders" for further discussion regarding the PPC. The life insurance industry as a whole has been required to make funding commitments of up to ¥560 billion to funds established by the PPC. As of December 31, 2002, ¥538 billion of this amount had already been used to provide financial assistance to induce companies to take over the business of failed Japanese life insurance companies. As of March 31, 2002, the Company had contributed ¥6,519 million to these funds, and the Company's total amount of estimated remaining funding obligations was ¥15,114 million as of March 31, 2002. However, this amount is adjusted periodically based on the relative size of the Company's premium income and policy reserve amounts within the life insurance industry and could be increased. The Japanese government has authorized its contribution of an additional ¥400 billion to these funds. Although the statutory authorization for contribution by the government is scheduled to expire in March 2003, the FSA has proposed to the Diet an amendment to the Insurance Business Law that would require members of the PPC, including the Company, to make additional funding commitments of ¥100 billion while extending the ¥400 billion government commitment to March 2006. Even if the Diet amends the Insurance Business Law in accordance with the FSA proposal to require additional contributions, there can be no assurance that the Diet will not amend the Insurance Business Law in the future to require more significant contributions from members of the PPC in order to provide protection with respect to further insolvencies of Japanese life insurance companies. In such event, the Company's financial condition and results of operations may be adversely affected.

Failure of additional Japanese life insurance companies generally could adversely affect the Company's business

The actual or rumored failure of additional Japanese life insurance companies could lead to an increase in public concern regarding the financial condition of Japanese life insurance companies generally. This increase in public concern could adversely affect the Company's ability to sell its products or result in an increase in surrenders of policies by current policyholders.

A worsening economic environment in Japan may adversely affect the Company's business

Since the beginning of the 1990s, Japan has been in a prolonged period of economic weakness. While conditions improved slightly in the mid-1990s, they have worsened in recent years. While Japan's gross domestic product ("GDP") rose 3.4% in fiscal 1996, as compared with the previous year, it increased only 1.7% in fiscal 2000 and decreased 1.3% in fiscal 2001, each as compared with the preceding year. The unemployment rate rose to 5.5% in December 2002. The Company believes that the adverse economic environment has generally had negative effects on the Company's income from insurance premiums.

Despite measures taken by the Japanese government, the current economic climate in Japan could deteriorate further in the near future, and the continuing recession may materially and adversely affect the Company's results of operations.

Competition in the financial services industry in Japan is increasing, and if the Company does not compete effectively its business may be harmed

The Company faces intense competition from both domestic and foreign-owned life insurance companies and, to a lesser extent, subsidiaries of non-life insurance companies. Some of these competitors have greater financial resources or offer a broader range of products and some have higher financial strength ratings than the Company. In addition, entry by foreign insurance companies into the Japanese life insurance market has increased in recent years. Many of these new entrants have been able to commence operations rapidly by taking over the businesses of failed Japanese life insurance companies, forming alliances with Japanese life insurance companies and employing products and skills developed in their home markets. Some of these new entrants are adopting pricing strategies that are more aggressive than the major Japanese life insurance companies, including the Company. Some of the foreign insurance companies focus on products that directly compete with the main products of the Company or its affiliates, such as third sector insurance products and individual variable annuity products.

In recent years, the regulatory barriers between the life insurance and non-life insurance sectors as well as among the insurance, banking and securities industries have been relaxed, subjecting the Company to a variety of new competitive pressures. For example, since October 1, 2002, banks and securities firms that are subsidiaries or affiliates of banks have been allowed to engage in over-the-counter sales of products such as certain life insurance products and fixed and variable individual annuity products. Japanese financial institutions are beginning to form inter-industry alliances, enabling them to offer a wide range of financial services to a combined customer base. In addition, restrictions against one sales agent offering products of more than one life insurance company have been relaxed.

Regulations adopted under the Insurance Business Law prohibit insurance agencies and brokers from selling life insurance products to managers and employees of their own company or related companies. Should this law be repealed in the future, such companies' insurance agency subsidiaries will be able to sell life insurance products to managers and employees of their own company or related companies, and life insurance companies that currently focus primarily on sales of insurance products at such companies, finding their target market reduced, may enter into or increase their focus on the household market.

In addition, private life insurance companies such as the Company compete with the Postal Services Agency and various cooperative associations such as the Japan Agricultural Cooperatives, the National Federation of Workers and Consumers Insurance Cooperatives and the Japanese Consumer Co-operative Union, all of which offer competing life insurance products.

The increased competitive pressures resulting from these and other factors may adversely affect the Company's business. In particular, if the Company's core individual life insurance business faces increased competition from current competitors or new entrants, the Company's results of operations may be adversely affected.

Differences between assumptions used to price insurance premiums and actual results may adversely affect the Company's earnings

Life insurance companies pay claims and benefits using insurance premium income as the main source of funds. These insurance premiums are priced based on certain assumptions, including assumptions with respect to mortality rates, investment yields and administrative expenses. These assumptions are established based on past mortality rates, investment yields and administrative expenses, and actual mortality rates, investment yields and administrative expenses will generally not be the same as assumptions used. If the actual mortality rate exceeds the assumed mortality rate, or if actual investment yields are lower than the guaranteed rates of return, the Company's earnings may be adversely affected.

The Company may not be able to hire and retain a sufficient number of in-house sales representatives

The Company's results of operations depend to a significant extent on its ability to hire and retain qualified in-house sales representatives. Approximately 98% of all new contracts in fiscal 2001 were made through in-house sales representatives. The thirteen-month retention rate of sales representatives was 44% in fiscal 2001, generally in line with other companies in the life insurance industry. The number of the Company's in-house sales representatives decreased from 9,276 as of March 31, 2001 to 8,948 as of March 31, 2002 and further to 8,832 as of September 30, 2002. This decrease reflects a decrease in the number of applicants as confidence in the life insurance industry in general diminished due to recent failures of small- and medium-sized life insurance companies and the high turnover rate for in-house sales representatives. The decrease in in-house sales representatives in recent years is one factor contributing to the general decrease in the amount of the Company's premium income from individual life insurance policies, and any continued decrease could further affect premium income or policy amount in force. Although the Company seeks to improve the retention and heighten the efficiency of in-house sales representatives and to increase individual life insurance policies originating from the marketing alliances in the future, there can be no assurance that it will be successful.

The Company's shift in services provided by collection agents and increase in services provided through the Internet and customer service call centers may be insufficient to meet customer needs

The Company employs collection agents to handle the collection of installment payments for life insurance policies sold by in-house sales representatives and sales agents. In recent years, the Company has reduced its hires of new collection agents, and a number of collection agents have retired, leading to a decrease in the total number of collection agents the Company employs. The Company's need for collection agents is declining due to various reasons, such as an increase in the number of installment payments paid by bank account transfer. While the Company expects that the number of collection agents will continue to decrease, the Company plans to expand their responsibilities to include not only the collection of payments but also servicing of customers in a variety of ways, including assistance with policy amendments and the provision of policy loans to customers. However, in order to avoid a decline in the quality of service provided to customers due to the decrease in the number of its collection agents and in order to expand services to customers paying via bank account transfer, the Company is, among other things, increasing the variety of services available through the Internet and customer service call centers. If the Company's efforts are insufficient to meet customer needs, however, the Company's business and result of operations may be adversely affected.

A perceived reduction in the Company's financial strength, as well as negative events related to the Company or any related party, could increase policy surrenders and hinder new sales

Because of the failure of a number of life insurance companies in Japan in recent years, customers are increasingly attentive to financial strength when selecting their life insurance provider. Two important measures of financial strength that customers consider are an insurer's ratings by credit rating agencies and its solvency margin ratio. On November 27, 2002, Standard & Poor's continued to assign the Company a rating of "A", or "Strong", but reduced its outlook for the Company from "stable" to "negative". As of September 30, 2002, the Company's solvency margin ratio was 783.1%. A rating downgrade, or the potential for such a downgrade, of the Company or a significant reduction in its solvency margin ratio could have an adverse effect on the Company's stock price and business because such development may, among other things, increase the number of policy surrenders and hinder new policy sales. Other negative events related to the Company or any related party such as Daido Life Insurance Company ("Daido Life") or T&D Financial Life Insurance Company ("T&D Financial Life") could also lead to increased surrenders of Company policies and a reduction in new policy sales.

The Company and its shareholders may not realize the benefits the Company expects from its alliance with Daido Life, particularly if the T&D Life Group fails to establish a common holding company

The Company has entered into an alliance with Daido Life as a strategic measure intended to increase industry presence, enhance operational efficiency, increase profitability and cope with the shrinking market and increased competitiveness within the Japanese insurance industry. The alliance with Daido Life is based on a plan to integrate the strategies of the two companies under the joint brand, "T&D Life Group". The success of the Company's alliance with Daido Life will depend on a number of factors, including the ability of the Company and Daido Life to:

- integrate operations, including information technology systems, to improve efficiency;
- combine complementary business functions to achieve greater profitability; and
- jointly develop and execute strategies for new products and markets.

The Company believes that, while the "T&D Life Group" in its current form is already making progress in achieving these objectives, the establishment of a common holding company and the further integration of operations are important. Although the Company and Daido Life are working towards the establishment of a common holding company based on a target date of April 2004, there can be no assurance that this will be achieved. Formation of the common holding company will require, among other things:

- agreement by the Company and Daido Life on the terms of the transaction that will establish the common holding company;
- the approval of the business combination by regulatory authorities and the shareholders of each company; and
- the approval of the listing of the common holding company's shares by the relevant stock exchange(s).

There can be no assurance that synergistic benefits will be achieved even if the Company forms a common holding company with Daido Life. In addition, delays in forming the proposed common holding company or a cancellation of that plan could adversely affect the price of the Shares if investors view such developments as unfavorable to the Company.

In the formation of the proposed common holding company, shareholders of the Company may not be offered a favorable exchange ratio

If the T&D Life Group establishes the proposed common holding company and shareholders of the Company and Daido Life are offered shares of the holding company in exchange for shares of the Company and Daido Life, respectively, there can be no assurance that shareholders of the Company will be offered a favorable exchange ratio.

The formation of the proposed common holding company may be a taxable event for shareholders of the Company in some jurisdictions

If the T&D Life Group establishes the proposed common holding company and shareholders of the Company and Daido Life are offered shares of the holding company in exchange for shares of the Company and Daido Life, respectively, there can be no assurance that a shareholder of the Company will not be required to recognize taxable gain or income in the jurisdiction of the shareholder's residence in respect of such exchange. Prospective investors are urged to consult their own tax advisors regarding the possibility of the formation of the combined holding company being a taxable event in relevant jurisdictions.

Negative developments with respect to Daido Life could adversely affect the price of the Shares

Because of the Company's plan to establish a common holding company with Daido Life, the price of the Shares may be affected by developments in Daido Life's business, financial condition, operating results and prevailing market prices for the shares of Daido Life. In addition to risks similar to those to which the Company is subject, Daido Life is subject to a variety of other risks, including the following:

- Daido Life's sales of individual term life insurance products to the small- and medium-sized enterprise ("SME") market rely heavily on several significant marketing alliances. Because of Daido Life's reliance on these marketing alliance partners, its sales and policy surrenders could be adversely affected by negative developments affecting such alliances, including a failure to

maintain such alliances; a decision by a significant alliance partner to select life insurance products offered by a competitor in addition to, or in lieu of, Daido Life's products; or problems affecting a significant alliance partner which, in turn, affect the purchase of Daido Life's products by SMEs.

- Daido Life's sales are highly concentrated in individual term life insurance products. A decline in the demand for individual term life insurance by SMEs could adversely affect Daido Life's sales of its products and result in a decrease in new policies and an increase in surrenders of policies.

The unaudited pro forma add-up consolidated financial statements of the Company and Daido Life contained in this Offering Circular may not be a reliable indicator of the consolidated financial position and consolidated results of operations of the proposed common holding company for future periods

The unaudited pro forma add-up consolidated balance sheets of the Company and Daido Life as of March 31, 2001 and 2002 and as of September 30, 2001 and 2002, and the unaudited pro forma add-up consolidated statements of operations of the Company and Daido Life for the fiscal years ended March 31, 2001 and 2002 and the six months ended September 30, 2001 and 2002, contained in this Offering Circular have been prepared for the purposes of this International Offering and may not be a reliable indicator of the consolidated financial position and consolidated results of operations of the proposed common holding company for future periods. In particular, the consolidated financial statements of the Company used to create the unaudited pro forma add-up consolidated financial statements reflect the financial position and results of operations of the Company prior to its demutualization. When the Company has been demutualized and becomes a joint stock corporation, the composition of its assets, liabilities, capital and profit reflected in its financial statements will be altered. Similarly, the financial statements of Daido Life as of and for the years ended March 31, 2001 and 2002 used to create the unaudited pro forma add-up consolidated financial statements reflect the financial position and results of operations of Daido Life prior to its demutualization. See "Unaudited Pro Forma Consolidated Financial Information with respect to the Demutualization".

Moreover, in connection with the formation of the common holding company, the Company and Daido Life expect to incur legal, accounting and other related transaction costs and fees, which are not included in the unaudited pro forma add-up consolidated financial statements. The Company and Daido Life also expect to incur other related costs to achieve efficiencies as a result of the formation of the holding company, which are not included in the unaudited pro forma add-up consolidated financial statements. These expenses will be charged to expense in the period incurred. In addition, accounting changes and other factors will affect the consolidated results of operations of the common holding company. For example, although the unaudited pro forma add-up consolidated financial statements treat T&D Financial Life as a consolidated subsidiary, other affiliates of the Company and Daido Life which are currently accounted for by the equity method in the consolidated financial statements of the Company and Daido Life, such as T&D Asset Management Co., Ltd. ("T&D Asset Management"), will be treated as subsidiaries and also consolidated in the financial statements of the common holding company. Further, the common holding company will eliminate the effect of certain transactions among the Company, Daido Life, T&D Asset Management and T&D Financial Life currently reflected in the respective financial statements of the Company and Daido Life.

The Company may not realize the benefits it seeks from its investment in T&D Financial Life

In 2001, the Company, together with Daido Life, acquired Tokyo Mutual Life Insurance Company ("Tokyo Life"), a financially troubled Japanese life insurer now renamed T&D Financial Life Insurance Company. The reorganization proceedings, which substantially restructured the assets and liabilities of Tokyo Life, were concluded on October 19, 2001. To date, the Company and Daido Life have each invested ¥15 billion in T&D Financial Life and each owns 50% of the common stock of T&D Financial Life. The investment in common stock makes T&D Financial Life an equity method affiliate of the Company for financial reporting purposes. Risks for the Company in relation to T&D Financial Life include, among others, the following:

- Tokyo Life's results of operations and financial condition deteriorated in past years and this deterioration accelerated in 2001 prior to Tokyo Life's filing for reorganization on March 23, 2001. T&D Financial Life incurred a net loss in fiscal 2001, and the Company expects T&D Financial Life to incur net losses in each of the next several fiscal years. The Company and Daido Life may not be able to operate T&D Financial Life profitably or at a level of profitability sufficient to justify their investment;

- T&D Financial Life may be unsuccessful in expanding its new individual variable annuity business as planned by T&D Life Group, and, even if successful, T&D Financial Life may continue to incur net losses longer than expected by the Company due to the incurrence of high initial sales costs and expenses related to new individual variable annuity policies;
- The amount of policy surrenders by policyholders of T&D Financial Life may be significantly different from the Company's expectations and thereby affect its short-term and/or long-term results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Equity in Income or Loss of Affiliated Companies — T&D Financial Life";
- A future adverse development regarding T&D Financial Life's reputation, even if such development does not directly affect the Company's results of operations or financial condition, could adversely affect the price of the Shares; and
- T&D Financial Life could experience low or declining investment returns.

Failure to integrate the Company's information technology systems with those of Daido Life may have an adverse effect on the Company's business

The Company is working to combine a number of its information technology systems with those of Daido Life in connection with the creation of a T&D Life Group common holding company together with Daido Life. In October 2001, the Company integrated its information systems division with that of Daido Life through the formation of T&D Information Systems, Ltd. ("T&D Information Systems"). In October 2002, the Company also integrated T&D System Service Co., Ltd., the information systems division of T&D Financial Life Insurance Company, into T&D Information Systems. Although the Company does not expect to combine its main computer systems with those of Daido Life in the immediate future, T&D Information Systems is working toward the creation of new information systems that may be jointly used by the Company and Daido Life, such as a new insurance processing system. Delays, complications or any failure to realize the anticipated integration objectives and efficiencies may have an adverse impact on the Company's business operations.

The Company depends heavily on information technology in conducting its business, and any failure of the Company's information technology systems may have an adverse effect on its business

The Company relies heavily on information technology systems in conducting its business, including the management of its policies, the investment of its assets, the maintenance of statistics, customer information and other areas of operation. A significant failure in the Company's information technology systems could disrupt, among other things, the servicing of customers at branches, payments and collections, and the investment of its assets, and may have longer-term consequences such as a loss of customer confidence, which may result in policy surrenders.

The reorganization from a mutual company to a joint stock corporation may not produce the intended benefits or may be challenged

The Company is currently a mutual life insurance company owned through membership interests held by participating policyholders, holders of the Company's insurance and annuity products with rights to receive policyholder dividends. As such, the Company has no share capital and, as a result, has not been able to procure additional funds through the issuance of equity securities or to conduct mergers or acquisitions utilizing its common stock. There can be no assurance that as a joint stock corporation the Company will be able to raise funds more efficiently to invest in new opportunities. The Company believes that it will have greater flexibility in structuring business acquisitions and to effect other organizational changes, including the creation of a common holding company. However, there can be no assurance that the Company's reorganization into a joint stock corporation will enhance its return on equity.

Under the Insurance Business Law, the demutualization can be challenged within six months of the date of demutualization (April 1, 2003) by the Company's new shareholders, Directors, Corporate Auditors and, if any, liquidators and bankruptcy trustees, as well as creditors who did not approve the demutualization. In addition, policyholders that formerly held membership interests and whose policies are in force upon the date of demutualization may be entitled to challenge the demutualization. There are currently no liquidators or bankruptcy trustees of the Company. A significant procedural defect or illegality relating to the demutualization must be shown for a challenge to be successful. If a challenge is successful, the Company will lose its status as joint stock corporation and resume its status as a mutual life insurance company. If the demutualization is

challenged, public notice of such challenge must be made by the Company. In such event, the price of the Shares may be adversely affected, regardless of the merits of the challenge. In the event the demutualization is determined to be invalid, any outstanding shares shall thereafter be invalid. It is unclear what rights, if any, holders of such invalidated shares will have in respect thereof.

Employee misconduct is difficult to detect and deter and could harm the Company's business

Employee misconduct could result in violations of law by the Company, regulatory sanctions or reputational and/or financial harm. Moreover, should the Company suffer reputational harm, policy cancellations may increase and adversely affect the Company's business and results of operations. The Company's in-house sales representatives and collection agents have direct contact with customers and knowledge of their personal and financial information. Employee misconduct can include:

- violation of laws or regulations concerning the offer and sale of insurance products;
- engaging in fraudulent or otherwise improper activity;
- improperly using or disclosing confidential information; and
- otherwise not complying with laws or the Company's compliance procedures.

The Company takes precautions to prevent and detect employee misconduct, but there can be no assurance that these measures will be effective in all cases.

Changes in regulation may adversely affect the Company's business

As a Japanese insurance company, the Company's business is subject to comprehensive regulation by the FSA under the Insurance Business Law and related regulations. The FSA has broad regulatory powers over the Company's insurance business, including the authority to grant or, under certain conditions, revoke operating licences and to request information regarding the Company's business or financial condition and conduct onsite inspections of its books and records. The Company generally must also receive FSA approval for the sale of new products and for new pricing terms. The Insurance Business Law specifies the types of businesses the Company and other life insurance companies may engage in, imposes limits on the types and amounts of investments that can be made, and requires life insurance companies to maintain specified reserves and a specified level of solvency margin ratio. The Insurance Business Law also specifies an amount called the organizational change surplus, which is the minimum amount that must be retained in net assets and cannot be distributed to shareholders as dividends. The organizational change surplus is the portion of the Company's net assets that is attributable to contributions by past participating policyholders (whose policies were no longer in effect as of March 31, 2002), and as such, is not treated as retained earnings distributable to shareholders. In addition, door-to-door sales are the Company's primary marketing tool. If regulations relating to door-to-door sales become more restrictive in the future, the Company's operations may be adversely affected.

As the business environment in which the life insurance industry operates is becoming increasingly severe due to declining stock prices and prolonged low interest rates, a debate has begun regarding revisions to the Insurance Business Law which would permit a troubled life insurance company to reduce high guaranteed rates of return with respect to some of its policies prior to bankruptcy. A reduction of guaranteed rates of return would help a troubled life insurance company address the problem of negative spread, or losses arising from actual investment yields that are below assumed investment yields. However, the ultimate outcome and content of any potential legislation regarding reductions in guaranteed rates of return are still unclear.

If revisions to the Insurance Business Law are enacted, cancellations of the Company's policies may increase as a result of negative public perception with respect to the financial stability of life insurance companies. If new legislation were to require all or a number of insurance companies, including the Company, to lower guaranteed rates of return the Company's negative spread would be reduced or eliminated. However, any required reduction in guaranteed rates of return may cause policyholders to lose faith in the financial stability of life insurance companies and cancel their policies, adversely affecting the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Investment Income and Expenses — Negative Spread".

The Company cannot predict the impact of future laws and regulations on its business. Future laws and regulations, or their interpretation, or the exercise of regulatory action against the Company may materially adversely affect the Company's business, results of operations and financial condition.

Risks Related to the Shares

The price of the Shares may decline due to the large number of Shares that will be eligible for public sale following the demutualization

Upon demutualization on April 1, 2003, which is the expected date of the closing of the Offerings, 1,500,000 Shares will be issued, of which a total of 495,879 Shares, representing 33.1% of the then outstanding Shares, will not be sold in the Offerings and will be owned by a total of 321,630 policyholders. Those policyholders and, except as described in the following paragraph, any person who acquires Shares sold in the Offerings will be able to sell their Shares immediately after the Offerings on the Tokyo Stock Exchange or otherwise in or outside Japan. It is possible that the Company's policyholders who receive Shares in the demutualization will be more inclined to sell their Shares than other holders of the Shares, as they have neither made any investment decision nor made any direct payment to acquire the Shares. Sales of substantial amounts of Shares, or uncertainty as to whether sales of substantial amounts may occur, could adversely affect the market price of the Shares.

The Company has agreed, and each of the Selected Investors has agreed, to restrictions on any issuance, sale or disposal of Shares during the period beginning on the date of this Offering Circular and ending on the date 180 calendar days after the closing date of the Offerings as described in "Offering and Sale". However, the International Representatives, may release the Company and the Global Coordinator may release the Selected Investors from such restrictions without giving notice. Any sale or issuance during the applicable restricted period or the perception that the sale or issuance of such Shares may occur during or after the end of the applicable restricted period could have an adverse impact on the market price of the Shares.

In addition, as described in "Information Concerning the Shares — Share Purchase Program", certain Japanese corporations having business and other relationships with the Company are proposing to establish a share purchase program for the purpose of regularly purchasing in Japan, and owning, Shares following the listing of the Shares. Purchases of Shares under this program are expected to start on April 3, 2003 and terminate on June 23, 2003 or on a later date (but in no event later than July 24, 2003), after which the participants in the program will receive the Shares purchased under the program and the partnership will be dissolved. The sale or the potential for sale of a substantial portion of such Shares by the participants within a short period of time after such dissolution could have an adverse impact on the market price of the Shares. In addition, to the extent that the periodic purchases made under the share purchase program have the effect of supporting the market price of the Shares, termination of the share purchase program and discontinuation or reduction of such periodic purchases may adversely affect the market price of the Shares. Since the partnership will be established and managed through the mutual consent of the partners, there can be no assurance that the proposed terms will not be modified by the partners. Moreover, there can be no assurance that this share purchase program will be established, or if established, will not be terminated before the originally scheduled date of termination.

A significant public market for the Shares may not develop or be sustained

Prior to the Offerings, there has been no trading market for the Shares. Although the Tokyo Stock Exchange has approved the listing of the Shares, there can be no assurance that a significant public market for the Shares will develop or be sustained after the Offerings. Because the Shares are not being listed in any other jurisdiction, there will be no public market for the Shares outside Japan.

The Offer Price for the Offered Shares will be determined by agreement between the Company and the Global Coordinator in consultation with the International Representatives, and may bear no relationship to the price at which the Shares will trade after the completion of the Offerings. The market price of the Shares could be subject to fluctuations based on developments and changes in the Company's financial results or those of other similar companies, changes in analysts' estimates of the Company's financial performance, changes in financial strength ratings, general prevailing conditions in the life insurance industry and conditions in the financial markets.

USE OF PROCEEDS

The eligible policyholders to whom fractional shares will be allotted in connection with the demutualization of the Company will receive all of the net proceeds from the sale of the Offered Shares in the Offerings. The Company will first receive such proceeds from the International Representatives (see "Offering and Sale") and the Japanese Representative on the closing date of the Offerings and will then distribute such proceeds within a few weeks after the closing date to such eligible policyholders, after deducting expenses, including underwriting expenses, related to the Offerings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization — Costs and Expenses". The Company will not retain any proceeds from the sale of the Offered Shares in the Offerings.

Dividends

The Company is currently a mutual company with no shareholders and therefore does not pay shareholder dividends. Upon the Company's demutualization on April 1, 2003 in accordance with its plan of demutualization, the Company will become a joint stock corporation. The annual shareholder dividend for the Company as a joint stock corporation will be recommended by the Board of Directors and approved by shareholders at the ordinary general meeting of shareholders to be held in June of each year, the first meeting of shareholders for such approval to be held in June 2004. Immediately following the approval thereof at the meeting, annual shareholder dividend payments will be made to holders or pledgees of record as of March 31 of the relevant year. Additionally, the Company may, by resolution of the Board of Directors, make interim shareholder dividend payments in cash to holders or pledgees of record as of September 30 of any year, although the Company believes that under the Commercial Code it will not be permitted to pay an interim shareholder dividend for the six-month period ending September 30, 2003. See "Description of the Shares — Shareholder Dividends".

The Company intends to pay stable cash shareholder dividends while seeking to maintain a sound capital base for its operations. The declaration and payment of shareholder dividends are, however, subject to the future earnings of the Company, its financial condition and other factors, including statutory and other restrictions with respect to dividend payouts. For a discussion of taxation of shareholder dividends, see "Taxation — Japanese Taxation". In addition, shareholder dividend payments are paid out of unappropriated retained earnings for each fiscal period only after a reserve for policyholder dividends has been set aside. Shareholder dividend payments are further subject to certain regulations imposed on life insurance companies under the Insurance Business Law and the Commercial Code. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization", "The Demutualization — Organizational Change Surplus", "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation" and "Description of the Shares — Shareholder Dividends".

Issued Share Capital

Upon demutualization, the Company will have an authorized share capital consisting of 6,000,000 shares, of which 1,500,000 Shares will be issued and outstanding.

Listing of the Shares

The Tokyo Stock Exchange has approved the listing of the Shares. The Tokyo Stock Exchange will determine, following the pricing of the Shares in connection with the Offerings, whether the Shares will be eligible for listing on its First Section on the basis of criteria relating to the expected number of outstanding Shares, the expected aggregate market value of the Shares and the expected amount of public float of the Shares, in each case at the time of the listing, after taking into account the Offer Price of the Offered Shares and certain other factors. On the basis of the current information concerning the Shares, the Company's management expects that, in the absence of unforeseeable events, the Shares will be listed and admitted for trading on the First Section of the Tokyo Stock Exchange on or about April 1, 2003.

Japanese Stock Markets and Stock Indices

The principal Japanese stock exchange is the Tokyo Stock Exchange. The most widely followed price index of the stocks listed on the Tokyo Stock Exchange is the Nikkei 225 Stock Average, an index of the market value of 225 selected stocks traded on the First Section of the Tokyo Stock Exchange published by Nihon Keizai Shimbun, Inc.

The following table shows, for the periods indicated, the closing highs and lows of the Nikkei 225 Stock Average and the Tokyo Stock Price Index, or TOPIX, which is a weighted index of the market value of all stocks listed on the First Section of the Tokyo Stock Exchange, published by the Tokyo Stock Exchange:

Calendar year	Closing TOPIX		Closing Nikkei 225 Stock Average	
	High	Low	High	Low
	(in points)		(in yen)	
2001:				
1st quarter	1,337.63	1,161.97	14,032.42	11,819.70
2nd quarter	1,440.97	1,254.19	14,529.41	12,574.26
3rd quarter	1,293.42	990.80	12,817.41	9,504.41
4th quarter	1,107.83	988.98	11,064.30	9,924.23
2002:				
1st quarter	1,125.43	922.51	11,919.30	9,420.85
2nd quarter	1,139.43	984.28	11,979.85	10,074.56
3rd quarter	1,050.14	886.39	10,960.25	9,075.09
4th quarter	903.37	815.74	9,215.56	8,303.39
2003:				
1st quarter (through March 18)	865.43	770.62	8,790.92	7,862.43

Share Purchase Program

Certain Japanese corporations having business and other relationships with the Company are proposing to establish a partnership under the Civil Code of Japan for the purpose of regularly purchasing in Japan, and owning, Shares. It is expected that:

- Each of the partners will contribute cash to the partnership.
- The total cash amount contributed by the partners will be transferred to and held in a trust for the benefit of the partnership.
- The trust will continue during the period (the "Trust Period") from April 3, 2003 to June 23, 2003 or such later date as may be agreed to by the partners (but in no event later than July 24, 2003), and a Japanese trust bank, acting as the trustee, will be instructed to purchase Shares for the account of the trust on every trading day in Japan (with certain exceptions). If, however, the trustee determines that purchases of Shares will have a significant impact on the price of the Shares, it may temporarily suspend purchases of Shares or modify the number of Shares purchased.
- Purchases of Shares will be effected in "volume weighted average price" guarantee transactions, in which a brokerage firm will sell Shares as principal to the trustee at a price per Share determined by calculating the average of the prices at which the Shares were bought and sold during the exchange trading hours, weighted by the volume of such transactions at each such price.

The total amount to be contributed to the partnership by its members will be determined by April 1, 2003. Certain investors have already indicated their interest in participating in the partnership with their proposed amount of contribution totalling approximately ¥5 billion, subject to each such investor's final decision. However, there is no guarantee that such amount of contributions will be made and if the total amount of contribution finally committed by investors is substantially smaller than this amount, the partnership may not be established. It is also possible that the amount contributed will exceed ¥5 billion.

The Company will not make an investment in the partnership or otherwise financially support this share purchase program.

Since the partnership will be established and managed through the mutual consent of the partners, there can be no assurance that the proposed terms will not be modified by the partners. Moreover, there can be no assurance that this share purchase program will be established, or if established, will not be terminated before the originally scheduled date of termination.

EXCHANGE RATES

The following table sets forth, for each period indicated, certain information concerning the exchange rate of yen for dollars, expressed in yen per $1.00, based on the average buying and selling rates of telegraphic transfers from The Bank of Tokyo-Mitsubishi, Ltd. as of 10:00 A.M. (Tokyo time) on each Japanese bank business day during the periods indicated:

Year ended/ending March 31,	High	Low	Period end
	(Yen per dollar)		
1998	112.15	134.10	132.10
1999	110.45	146.40	120.55
2000	101.55	124.40	106.15
2001	104.30	123.90	123.90
2002	116.55	134.80	133.25
2003 (through March 18)	115.95	133.20	118.65

Fluctuations in exchange rates affect the foreign currency amounts received when shareholder dividends are converted to a foreign currency. Such fluctuations also affect the foreign currency equivalents of the yen price of the Shares on the Japanese stock exchanges on which they are listed.

CAPITALIZATION

The following table sets forth the unaudited consolidated short-term borrowings and capitalization of the Company as of September 30, 2002, on a historical basis and on a pro forma basis (to give effect to the demutualization as if it had occurred as of September 30, 2002). The data set forth in the following table and notes thereto should be read in conjunction with the audited and unaudited consolidated financial statements and notes thereto and with the unaudited pro forma consolidated financial information with respect to the demutualization included elsewhere in this Offering Circular.

	September 30, 2002		
	Historical	Pro forma for Demutualization	
	(Millions of yen)		*(Thousands of dollars)*
Short-term borrowings	¥ —	¥ —	*$ —*
Long-term debt	¥ 85,000	¥ 85,000	*$ 693,311*
Equity/Shareholders' equity:			
Fund[1]	21,000	—	—
Revaluation reserve	13	—	—
Reserve for redemption of fund	10,000	—	—
Common stock:			
Authorized — 6,000,000 shares;	—	—	—
Issued — 1,500,000 Shares	—	37,500[2]	*305,872*
Additional paid-in-capital	—	37,500	*305,872*
Land revaluation	(21,241)	(21,241)	*(173,261)*
Surplus/Retained earnings	138,586	89,172[3][4]	*727,344*
Net unrealized gain on securities[5]	4,673	4,673	*38,121*
Translation adjustments	(81)	(81)	*(664)*
Total equity/shareholders' equity	152,950	147,522	*1,203,284*
Total capitalization	¥152,950	¥147,522	*$1,203,284*

Notes:

(1) The fund will be fully redeemed in the fiscal year ended March 31, 2003.

(2) Assumes that ¥37,500 million will be transferred to each of stated capital and additional paid-in-capital.

(3) ¥875 million, which corresponds to the amount to be paid to eligible policyholders who are prohibited from holding shares based on laws or regulations, will be deducted from retained earnings upon demutualization and transferred to liabilities prior to being distributed to such eligible policyholders shortly thereafter. See "The Demutualization — Allotment of Shares to Eligible Policyholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization".

(4) Mutual insurance companies recognize provision for reserve for policyholder dividends based on the amount approved by the policyholders at the policyholders' representatives meeting to be held after the fiscal year-end, and such provision is recorded as a charge to surplus in the fiscal year of the approval date. However, for fiscal years ending on or after March 31, 2003, policyholder dividends will be accrued as a liability at fiscal year-end and provision for reserve for policyholder dividends will be charged to income for such fiscal year, thereby affecting retained earnings at such fiscal year-end. As a result, surplus for the six months ended September 30, 2002 declined ¥5,427 million, an amount equal to one-half of the actual allocation for policyholder dividends for fiscal 2001.

(5) For a discussion of net unrealized gain on securities expected as of March 31, 2003, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity and Liquidity Management".

SELECTED FINANCIAL DATA

The Company prepares its financial statements in accordance with Japanese GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles" and the audited consolidated financial statements and notes thereto included elsewhere in this Offering Circular.

Selected Consolidated Financial Data

The following selected consolidated financial data as of and for the years ended March 31, 2000, 2001 and 2002 are derived from the financial statements of the Company for such periods, which have been audited by Shin Nihon & Co., independent certified public accountants. The following selected consolidated financial data as of and for the six-month periods ended September 30, 2001 and 2002 are derived from the unaudited financial statements of the Company for such periods, which in the opinion of the Company's management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Interim financial information is not necessarily indicative of the operating results or financial condition that may be expected for the full fiscal year. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained elsewhere in this Offering Circular.

	Year ended March 31,				Six months ended September 30,		
	2000	2001	2002	*2002*	2001	2002	*2002*
	(Millions of yen)			*(Thousands of dollars)*	(Millions of yen)		*(Thousands of dollars)*
Statements of Operations Data:							
Ordinary revenue:							
Income from insurance premiums	¥1,155,263	¥1,097,372	¥1,019,041	*$ 8,311,920*	¥ 506,680	¥ 464,374	*$ 3,787,719*
Investment income	294,236	266,057	244,247	*1,992,230*	110,630	116,836	*952,989*
Other ordinary income	35,823	35,030	339,867	*2,772,167*	201,661	162,864	*1,328,425*
Equity in income of affiliated companies	188	—	350	*2,855*	—	—	—
Total ordinary revenue	1,485,511	1,398,460	1,603,506	*13,079,174*	818,972	744,075	*6,069,134*
Ordinary expenses:							
Insurance claims and other payments	1,131,495	1,136,968	1,368,304	*11,160,718*	710,234	609,880	*4,974,555*
Provision for policy and other reserves	115,008	22,450	4,696	*38,304*	2,411	379	*3,093*
Investment expenses	93,297	95,440	81,008	*660,756*	30,150	42,719	*348,444*
Operating expenses	84,933	82,180	84,869	*692,244*	43,187	42,239	*344,527*
Other ordinary expenses	38,229	39,451	46,597	*380,079*	21,458	29,568	*241,179*
Equity in loss of affiliated companies	—	108	—	—	99	1,049	*8,559*
Total ordinary expenses	1,462,964	1,376,600	1,585,475	*12,932,103*	807,542	725,836	*5,920,359*
Ordinary profit	22,546	21,860	18,030	*147,070*	11,429	18,239	*148,775*
Extraordinary gains	7,797	15,553	1,448	*11,810*	740	2,177	*17,758*
Extraordinary losses	6,242	23,841	9,111	*74,318*	2,726	1,653	*13,486*
Income before income taxes	24,101	13,573	10,367	*84,562*	9,443	18,763	*153,047*
Income taxes:							
Current	7,940	570	1,452	*11,849*	2,302	3,121	*25,464*
Deferred	(5,879)	8,002	(2,440)	*(19,904)*	(2,240)	1,354	*11,052*
Minority interests	586	(575)	(287)	*(2,344)*	61	204	*1,663*
Net income	¥ 21,453	¥ 5,576	¥ 11,642	*$ 94,963*	¥ 9,321	¥ 14,082	*$ 114,867*
Statements of Surplus Data:							
Balance at beginning of period	¥ 131,252	¥ 137,046	¥ 142,346	*$ 1,161,065*	¥ 142,346	¥ 137,787	*$ 1,123,879*
Transfer to reserve for policyholder dividends	15,593	16,638	11,101	*90,551*	11,101	10,855	*88,541*
Transfer to redemption reserve fund	—	3,000	3,000	*24,469*	3,000	3,000	*24,469*
Balance at end of period	¥ 137,046	¥ 142,346	¥ 137,787	*$ 1,123,879*	¥ 134,793	¥ 138,586	*$ 1,130,398*

		As of March 31,			As of September 30,		
	2000	2001	2002	2002	2001	2002	2002
	(Millions of yen)			*(Thousands of dollars)*	(Millions of yen)		*(Thousands of dollars)*
Balance Sheet Data:							
Total assets	¥7,104,738	¥7,376,053	¥6,855,318	*$55,916,138*	¥7,053,754	¥6,730,182	*$54,895,452*
Liabilities:							
Policy reserves	6,749,758	6,825,106	6,455,343	*52,653,696*	6,571,525	6,324,447	*51,586,028*
Total liabilities	¥6,932,638	¥7,047,144	¥6,675,367	*$54,448,349*	¥6,797,723	¥6,574,869	*$53,628,625*
Minority interests	¥ 4,040	¥ 5,525	¥ 2,103	*$ 17,158*	¥ 3,259	¥ 2,362	*$ 19,271*
Equity:							
Fund	30,000	27,000	24,000	*195,758*	24,000	21,000	*171,288*
Reserve for revaluation	13	13	13	*107*	13	13	*107*
Reserve for redemption of fund	1,000	4,000	7,000	*57,096*	7,000	10,000	*81,566*
Land revaluation	—	—	(21,163)	*(172,625)*	—	(21,241)	*(173,261)*
Surplus	137,046	142,346	137,787	*1,123,879*	134,793	138,586	*1,130,398*
Net unrealized gains on investments	—	150,685	30,264	*246,855*	87,182	4,673	*38,121*
Translation adjustments	—	(662)	(54)	*(442)*	(218)	(81)	*(664)*
Total equity	¥ 168,059	¥ 323,383	¥ 177,847	*$ 1,450,629*	¥ 252,771	¥ 152,950	*$ 1,247,555*
Total liabilities, minority interests and equity	¥7,104,738	¥7,376,053	¥6,855,318	*$55,916,138*	¥7,053,754	¥6,730,182	*$54,895,452*

Selected Non-Consolidated Financial Data

The following selected non-consolidated financial data as of and for the years ended March 31, 1998, 1999, 2000, 2001 and 2002 are derived from the financial statements of the Company for such periods, which have been audited by Shin Nihon & Co., independent certified public accountants.

	Year ended March 31,					
	1998	1999	2000	2001	2002	2002
	(Millions of yen)					*(Thousands of dollars)*
Statements of Operations Data:						
Ordinary revenue:						
Income from insurance premiums	¥1,328,894	¥1,234,665	¥1,155,263	¥1,097,372	¥1,019,041	*$ 8,311,920*
Investment income	313,609	348,341	293,984	265,775	244,464	*1,994,003*
Other ordinary income	27,770	30,594	26,500	24,040	327,495	*2,671,251*
Total ordinary revenue	1,670,274	1,613,602	1,475,748	1,387,188	1,591,001	*12,977,175*
Ordinary expenses:						
Insurance claims and other payments	1,314,074	1,309,827	1,131,495	1,136,968	1,368,304	*11,160,718*
Provision for policy and other reserves	108,624	43,602	115,008	22,450	4,696	*38,304*
Investment expenses	100,052	134,188	93,125	94,480	79,734	*650,360*
Operating expenses	86,411	88,974	85,497	82,198	85,049	*693,718*
Other ordinary expenses	25,265	27,481	29,993	30,249	35,050	*285,891*
Total ordinary expenses	1,634,428	1,604,074	1,455,120	1,366,347	1,572,834	*12,828,993*
Ordinary profit	35,845	9,527	20,627	20,840	18,167	*148,181*
Extraordinary gains	402	778	7,783	15,542	1,207	*9,848*
Extraordinary losses	8,301	2,984	6,055	23,839	9,192	*74,982*
Income before income taxes	27,946	7,320	22,355	12,543	10,181	*83,048*
Income taxes:						
Current	12,543	15,278	7,681	113	661	*5,399*
Deferred	—	(16,279)	(5,872)	8,096	(1,838)	*(14,995)*
Net income	¥ 15,403	¥ 8,321	¥ 20,546	¥ 4,333	¥ 11,358	*$ 92,644*
Carried over surplus	¥ —	¥ —	¥ 60,247	¥ 33,304	¥ 25,366	*$ 206,905*
Cumulative effect of prior years deferred income taxes	—	67,433	—	—	—	—
Reversal from voluntary reserves	243	260	151	86	10	*81*
Unappropriated surplus	¥ 15,647	¥ 76,015	¥ 80,944	¥ 37,724	¥ 36,734	*$ 299,631*
Balance at end of year						
Statements of Surplus Data:						
Unappropriated surplus	¥ 15,647	¥ 76,015	¥ 80,944	¥ 37,724	¥ 36,734	*$ 299,631*
Transfer to reserve for policyholder dividends	15,394	15,593	16,638	11,101	10,855	*88,541*
Transfer to redemption reserve fund	—	—	3,000	—	—	—
Interest on fund	—	—	667	597	—	—
Transfer to voluntary reserves	149	76	27,218	1,055	443	*3,617*
Surplus carried forward	¥ —	¥ 60,247	¥ 33,304	¥ 25,366	¥ 25,366	*$ 206,905*

	As of March 31,					
	1998	1999	2000	2001	2002	*2002*
	(Millions of yen)					*(Thousands of dollars)*
Balance Sheet Data:						
Total assets	¥ 6,825,683	¥ 6,969,359	¥ 7,081,689	¥ 7,266,394	¥ 6,834,028	*$ 55,742,486*
Liabilities:						
Policy reserves	6,601,676	6,639,348	6,749,758	6,745,210	6,455,343	*52,653,696*
Total liabilities	¥ 6,753,848	¥ 6,837,219	¥ 6,914,647	¥ 6,944,497	¥ 6,656,917	*$ 54,297,858*
Equity:						
Fund	—	—	30,000	27,000	24,000	*195,758*
Reserve for redemption of fund	1,000	1,000	1,000	4,000	7,000	*57,096*
Surplus	70,745	131,003	135,857	139,967	136,533	*1,113,647*
Net unrealized gains on securities	—	—	—	150,684	30,457	*248,430*
Total equity	¥ 71,834	¥ 132,139	¥ 167,041	¥ 321,896	¥ 177,111	*$ 1,444,628*
Other Data:						
Total policy amount in force[1]	¥24,265,133	¥24,818,905	¥25,389,690	¥25,550,842	¥26,255,701	*$214,157,435*
Base profit	¥ —	¥ —	¥ —	¥ 13,938	¥ 13,875	*$ 113,177*
Average annual yield of general account assets[2]	3.16%	3.09%	2.82%	2.52%	2.48%	
Number of retail offices	153	153	147	147	147	
Number of employees:						
In-house sales representatives	9,848	10,450	10,111	9,276	8,948	
Administrative personnel[3]	2,970	2,955	2,695	2,596	2,548	
Collection agents	2,826	2,639	2,389	2,116	1,961	

Notes:

(1) Total policy amount in force consists of policy amounts in force of individual insurance, individual annuities and group insurance.

(2) Average annual yield of general account assets is calculated using the net amount of investment income and investment expenses (but excluding gains and losses related to separate account assets) as the numerator and the daily average of the carrying value of general account assets as the denominator.

(3) Excludes employees seconded to affiliated companies.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION WITH RESPECT TO THE DEMUTUALIZATION

The unaudited pro forma consolidated financial information presented below gives effect to the demutualization to be conducted in accordance with the plan of demutualization, including the issuance by the Company of 1,500,000 Shares to eligible policyholders, as if it had occurred as of March 31, 2002. The Company has provided this information for informational purposes only. This information does not necessarily indicate the Company's consolidated financial position or results of operations had the demutualization been consummated on the date assumed. It also does not project or forecast the Company's consolidated financial position or results of operations for any future date or period. The unaudited pro forma financial information should be read in conjunction with the Company's historical consolidated financial statements included elsewhere in this Offering Circular and with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Demutualization".

Unaudited Pro Forma Consolidated Statement of Operations Year ended March 31, 2002

	Historical	The Demutualization and Offerings	Pro Forma	
		(Millions of yen)		*(Thousands of dollars)*
Ordinary revenue:				
Income from insurance premiums	¥1,019,041	¥ —	¥1,019,041	*$ 8,311,920*
Investment income	244,247	—	244,247	*1,992,230*
Other ordinary income	339,867	—	339,867	*2,772,167*
Equity in net income of affiliated companies	350	—	350	*2,855*
Total ordinary revenue	1,603,506	—	1,603,506	*13,079,174*
Ordinary expenses:				
Insurance claims and others payments	1,368,304	—	1,368,304	*11,160,718*
Provision for policy and other reserves	4,696	—	4,696	*38,304*
Investment expenses	81,008	—	81,008	*660,756*
Operating expenses[1]	84,869	—	84,869	*692,244*
Other ordinary expenses	46,597	—	46,597	*380,079*
Total ordinary expenses	1,585,475	—	1,585,475	*12,932,103*
Ordinary profit	18,030	—	18,030	*147,070*
Extraordinary gains	1,448	—	1,448	*11,810*
Extraordinary losses	9,111	—	9,111	*74,318*
Provision for reserve for policyholder dividends[2]	—	(10,855)	(10,855)	*(88,541)*
Income before income taxes	10,367	(10,855)	(487)	*(3,978)*
Income taxes:				
Current	1,452	—	1,452	*11,849*
Deferred	(2,440)	—	(2,440)	*(19,904)*
Minority interests	(287)	—	(287)	*(2,344)*
Net income	¥ 11,642	¥(10,855)	¥ 787	*$ 6,422*

Notes:

(1) Demutualization costs incurred after March 31, 2002 are not included. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization".

(2) Mutual insurance companies recognize provision for reserve for policyholder dividends based on the amount approved by the policyholders at the policyholders' representatives meeting to be held after the fiscal year-end, and such provision is recorded as a charge to surplus in the fiscal year of the approval date. However, for fiscal years ending on or after March 31, 2003, policyholder dividends will be accrued as a liability at fiscal year-end, and provision for reserve for policyholder dividends will be charged to income for such fiscal year.

Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2002

	Historical	The Demutualization and Offerings	Pro Forma	
	(Millions of yen)			(Thousands of dollars)
Assets:				
Cash and deposits	¥ 53,508	¥ —	¥ 53,508	$ 436,450
Call loans	101,580	—	101,580	828,548
Monetary claims purchased	54,995	—	54,995	448,572
Monetary trusts	95,933	—	95,933	782,494
Securities	3,884,267	—	3,884,267	31,682,440
Loans	2,290,537	—	2,290,537	18,683,012
Property and equipment	192,004	—	192,004	1,566,104
Due from reinsurers	1	—	1	10
Other assets	109,617	—	109,617	894,109
Deferred tax assets	66,792	—	66,792	544,801
Deferred tax assets on land revaluation	11,956	—	11,956	97,523
Reserve for possible loan losses	(5,876)	—	(5,876)	(47,929)
Total assets	¥6,855,318	¥ —	¥6,855,318	$55,916,138
Liabilities:				
Policy reserves:				
Reserve for outstanding claims	¥ 22,458	¥ —	¥ 22,458	$ 183,185
Policy reserve	6,358,848	—	6,358,848	51,866,625
Reserve for policyholder dividends(1)	74,036	10,855	84,891	692,426
Total policy reserves	6,455,343	10,855	6,466,198	52,742,237
Due to reinsurers	24	—	24	198
Other liabilities	139,372	—	139,372	1,136,810
Reserve for employees' retirement benefits	25,073	—	25,073	204,515
Reserve for directors and corporate auditors' retirement benefits	491	—	491	4,011
Reserve for price fluctuations	54,911	—	54,911	447,890
Deferred tax liabilities	150	—	150	1,227
Total liabilities	6,675,367	10,855	6,686,222	54,536,891
Minority interests	2,103	—	2,103	17,158
Equity:				
Fund(2)	24,000	(24,000)	—	—
Revaluation reserve	13	(13)	—	—
Redemption reserve fund	7,000	(7,000)	—	—
Common stock(3):				
Authorized — 6,000,000 shares; Issued — 1,500,000 Shares	—	37,500	37,500	305,872
Additional paid-in capital	—	37,500	37,500	305,872
Land revaluation	(21,163)	—	(21,163)	(172,625)
Surplus/retained earnings(1)(2)(4)	137,787	(54,841)	82,945	676,555
Net unrealized gains on securities	30,264	—	30,264	246,855
Translation adjustments	(54)	—	(54)	(442)
Total equity	177,847	(10,855)	166,991	1,362,088
Total liabilities, minority interests and equity	¥6,855,318	¥ —	¥6,855,318	$55,916,138

Notes:

(1) See Note (2) of "Unaudited Pro Forma Consolidated Statement of Operations".

(2) The fund will be fully redeemed in the fiscal year ended March 31, 2003.

(3) Assumes that ¥37,500 million will be transferred to each of stated capital and additional paid-in-capital.

(4) ¥875 million, which corresponds to the amount to be paid to eligible policyholders who are prohibited from holding shares based on laws or regulations, will be deducted from retained earnings upon demutualization and transferred to liabilities prior to being distributed to such eligible policyholders shortly thereafter. See "The Demutualization — Allotment of Shares to Eligible Policyholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Offering Circular. The consolidated financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles". For information regarding the basis of presentation, see "Presentation of Financial and Other Information".

Overview

The Company provides individual life insurance products as well as a wide range of other individual and group insurance, annuity and other insurance products. The Company's ordinary revenue consists of income from insurance premiums, investment income, other ordinary income and equity in income of affiliated companies. The Company earns most of its ordinary revenue from insurance premiums. The Company's business outside Japan is not material.

Business Environment

Amid concerns about Japan's financial system, delays in structural reform and a tenuous recovery in corporate earnings, the Japanese economy continued to weaken in fiscal 2001 and the six-month period ended September 30, 2002. Exports and production declined due to the slowdown in overseas economies, consumer spending remained low and deflation continued. Furthermore, as of September 2002 unemployment remained high at 5.4% and for the six months ended September 30, 2002, there were 9,543 corporate bankruptcies of companies with over ¥10 million in debt. Corporate expectations for business conditions also worsened in November and December 2002 as a result of growing concern about how a possible war with Iraq would affect the U.S. economy and exports as well as the possibility of accelerated bad loans disposals dampening domestic demand.

The life insurance industry has continued to face an increasingly challenging business environment. The Nikkei 225 Stock Average fell from a level of 11,024 as of March 31, 2002 to 9,383 as of September 30, 2002. Recent declines in the Japanese stock market have caused many life insurance companies to record large amounts of unrealized devaluation losses on their portfolios of marketable available-for-sale securities. The yield on ten-year government bonds, a principal investment vehicle for many life insurance companies, declined to 1.175% as of September 30, 2002 compared to 1.40% for the year ended March 31, 2002. Moreover, as a result of the prolonged low-interest rate environment, the industry continued to be affected by negative spreads, which represent losses arising from actual investment yields that are below guaranteed rates of return used in the calculation of premiums. In addition, consumer confidence in the financial strength of insurance companies was adversely affected by a number of insurance company failures. This led to a decrease in the writing of new policies and an increase in surrenders of individual insurance policies and annuities. As a consequence, policy amounts in force and total assets declined for the life insurance industry as a whole.

While the life insurance household penetration rate in Japan is high relative to other countries, it is declining. According to data published by the Japan Institute of Life Insurance, the penetration rate peaked at 95% in 1994, but declined to 91.8% in 2000, the latest period for which industry penetration rate statistics are available. In addition, the aging of the Japanese population and an increase in the proportion of national health insurance costs borne by individuals instead of their corporate benefit plans or the government may lead to an increase in demand for health insurance. This demand for health insurance would include life insurance products covering medical expenses and nursing care expenses.

Insurance Premiums

Insurance premiums, which form the core of the Company's ordinary revenue, consist almost entirely of premium income from outstanding insurance policies and annuities. In the six months ended September 30, 2002, premiums related to the Company's individual insurance products accounted for 68.9% of the Company's insurance premiums (not including ceded reinsurance commissions) while individual annuities, group insurance products and group annuities accounted for 15.2%, 3.6% and 12.1%, respectively. Factors that affect the amount of insurance premiums include the following:

- *Shift from savings-oriented products to higher-margin protection-oriented products*: The prolonged low-interest rate environment in Japan has made savings-oriented products less appealing

to customers and less profitable to the Company. In addition, the aging Japanese population and the rise in medical expenses borne by individuals instead of their corporate benefit plans or the government has led to an increase in sales of protection-type products that provide the Company a greater profit margin, calculated as profit as a percentage of premiums. The Company believes these protection-oriented products are particularly suited to the needs of its middle-aged and elderly customers. The percentage of new policies, by total yen amount, attributable to protection-oriented products rose from 53.6% in fiscal 1999 to 86.0% in fiscal 2001, and to 92.1% for the first half of fiscal 2002 ended September 30, 2002. The percentage of total policy amount in force, by total yen amount, attributable to protection-oriented products rose from 48.7% in fiscal 1999 to 53.2% in fiscal 2001, and to 55.2% for the first half of fiscal 2002 ended September 30, 2002. As a result of this shift from savings-oriented products to protection-oriented products, in fiscal 2001, the average face amount, the amount stated on the face of the insurance policy that is to be paid upon death or maturity, for new policies attributable to individual insurance and individual annuities increased 24.7% to ¥4.3 million, as compared with fiscal 2000, and was ¥4.8 million as of September 30, 2002. In addition, the average face amount for policies in force as of March 31, 2002 attributable to individual insurance and individual annuities increased 12.5% to ¥2.4 million, as compared with March 31, 2001, and was ¥2.5 million as of September 30, 2002.

- *Reduced sales of lump-sum, advanced premium payment products*: The Company has been reducing sales of lump-sum, advanced premium payment policies and increasing sales of policies featuring monthly payment of premiums. Products featuring monthly premium payments provide the Company with a higher profit margin than products featuring lump-sum premium payments, because customers receive discounts for payment in advance.
- *Number and effectiveness of in-house sales representatives*: As of September 30, 2002, the Company had 8,832 in-house sales representatives. Of new policies written in fiscal 2001, 97.9% were attributable to sales by in-house sales representatives. The amount of the Company's insurance premiums is affected by the hiring, retention and efficiency of sales representatives and changes in the effectiveness of sales representatives relative to other sales channels.
- *Market interest rate levels*: Market interest rates and other determinants of the relative attractiveness of the Company's products as compared to other financial products affect premium income. For example, in periods of increasing interest rates, surrenders of policies tend to increase as policyholders seek investments with higher perceived returns, thereby adversely affecting the Company's premium income.

Investment Income and Expenses

Historically, interest income, dividend income and income from rental of real estate the Company holds for investment purposes, particularly interest income from domestic bonds and loans, have been the largest components of investment income. The Company presents investment income and investment expenses separately in its income statement. Certain categories of investment income and investment expenses, such as gains or losses from monetary trusts, are shown on a net basis as investment income or investment expense, as the case may be, for the applicable year. See note 4 to the consolidated financial statements. Certain changes in accounting standards for financial instruments made in fiscal 2000 had a significant effect on investment income and expenses. See "— Overview — Changes in Accounting Standards for Financial Instruments".

Negative Spread

As market interest rates in Japan have generally been decreasing during the past decade, investment yields earned by the Company have fallen below the guaranteed rates of return used in the calculation of premiums on a significant portion of the Company's outstanding policies. This phenomenon is generally referred to as "negative spread". The calculation of negative spread was standardized beginning in fiscal 2001 pursuant to an official announcement by the Second Subcommittee of the Financial System Council of the FSA in January 2002. For a description of this calculation, see the definition of "negative spread" in "Glossary of Certain Insurance Terms".

Because the assumed mortality rates and administrative expenses used, among other factors, in calculating the premiums for the Company's products are estimated conservatively and have been more stable than the investment yield, they have generally offset shortfalls in the investment yield. However, in the event the shortfall is large and a positive mortality rate margin and administrative expense margin do not cover the shortfall, the

Company may experience a net loss with respect to some insurance policies. Reflecting the present low-interest rate environment, the Company's negative spread amount was approximately ¥66,274 million in fiscal 2001. This negative spread was largely due to annuity payments with respect to individual annuity products previously sold that had guaranteed rates of return greater than 5%.

To accelerate reduction of its negative spread, in fiscal 2001 the Company increased its provision for policy reserves by ¥57,484 million as a one-time expense, thereby recognizing in that year expenses it would otherwise have recognized in later years. The Company increased its provision for policy reserves by an amount that would be sufficient for it to assume a future annual investment yield of 1% in calculating its policy reserves after fiscal 2001 with respect to its individual annuity products written in or before 1995 for which payments had commenced, that had guaranteed rates of return greater than 5%. The increase thereby reduced the Company's investment yield risk with respect to such annuity products. The Company also reversed its contingency reserves by ¥52,638 million, thereby offsetting most of this increase in its provision for policy reserves. See "— Liquidity and Capital Resources — Policy Reserve". In addition, the average assumed investment yield related to the Company's outstanding policies has been decreasing as a result of the replacement of older, short maturity policies that have a higher assumed investment yield with newer policies that have a lower assumed investment yield. Accordingly, the amount of the Company's negative spread has been decreasing. The average assumed investment yield related to the Company's individual insurance and individual annuity products was 4.31%, 4.08%, 3.85% and 3.45% as of March 31, 2000, 2001, 2002 and September 30, 2002, respectively. The average assumed investment yield related to all of the Company's products was 4.06%, 3.84%, 3.62% and 3.26% as of March 31, 2000, 2001, 2002 and September 30, 2002, respectively.

On June 26, 2001, a subcommittee of the Financial System Council of the FSA released an interim report relating to its comprehensive study of life insurance. The report set forth proposed procedures whereby existing policies may be modified by insurance companies and their policyholders through, for example, a meeting of policyholders' representatives. The report also proposed concrete regulatory measures to address the problem of negative spread, including by reducing guaranteed rates of return. However, the Financial System Council withdrew its proposed measures to ameliorate negative spread by reducing guaranteed rates of return because of the large number of opposing opinions submitted during the period for public comment.

As the business environment in which the life insurance industry operates is becoming increasingly severe due to declining stock prices and prolonged low interest rates, a debate has begun regarding revisions to the Insurance Business Law which would permit a troubled life insurance company to reduce high guaranteed rates of return with respect to some of its policies prior to bankruptcy. A reduction of guaranteed rates of return would help a troubled life insurance company address the problem of negative spread, or losses arising from actual investment yields that are below assumed investment yields. However, the ultimate outcome and content of any potential legislation regarding reductions in guaranteed rates of return are still unclear. If new legislation were to require all or a number of insurance companies, including the Company, to lower guaranteed rates of return, the Company's negative spread would be reduced or eliminated.

Other Ordinary Income

Other ordinary income primarily includes income due to net reversal of policy reserves and withheld insurance payments. See "— Overview — Ordinary Expenses — Provision for and Reversal of Policy and Other Reserves" for a description of net reversal of policy reserves. Withheld insurance payments are insurance claims and other payments due to policyholders which, at policyholder request, are withheld by and entrusted to the Company and later paid to policyholders with accrued interest. The amount due to policyholders is reflected as an expense as part of insurance claims and other payments even though such amounts are not actually paid to policyholders in that fiscal period. The amount withheld is reflected as other ordinary income and recognized as an expense in the provision for policy reserves. Withheld insurance payments are held in the policy reserve until paid upon policyholder request or at the end of the term of withholding. See "— Overview — Ordinary Expenses — Provision for and Reversal of Policy and Other Reserves" and "— Overview — Ordinary Expenses — Other Ordinary Expenses".

Ordinary Expenses

The Company's ordinary expenses include insurance claims and other payments, provision for policy and other reserves, investment expenses, operating expenses, other ordinary expenses and equity in loss of affiliated companies.

Insurance Claims and Other Payments

Insurance claims and other payments include payments of insurance claims, annuity insurance benefits and policy surrender payments. In fiscal 2001, 77.1% of insurance claims and other payments was for individual insurance, 12.1% was for individual annuities, 1.4% was for group insurance, 9.2% was for group annuities and 0.1% was for other insurance. Factors that affect the amount of insurance claims and other payments primarily include:

- changes in the mortality and hospitalization rates of the individuals insured by the Company;
- changes in the rates at which policyholders surrender policies prior to maturity; and
- the maturity schedules of the Company's policies in force.

Although mortality and hospitalization rates of individuals insured under Company policies have generally been decreasing over the past several decades, there have been increases in particular years that have resulted in corresponding increases in the amounts of insurance claims and other payments. The mortality and hospitalization rates related to the Company's policies are further affected by the Company's management of the underwriting process. For example, although the Company permits prospective policyholders to submit a self-declaration of health with respect to policies providing smaller benefits, the Company requires a medical examination conducted by a physician with respect to policies providing larger benefits, thereby managing the risk it assumes with respect to its policies.

The terms of the Company's protection-oriented products are designed to limit the Company's exposure to medical and hospitalization expenses. The Company's protection-oriented policies limit payments for medical or hospitalization expenses to a fixed benefit amount.

The following table shows the mortality and hospitalization rates related to the Company's individual insurance and individual annuity policies for fiscal 1999, 2000 and 2001, in each case based on the number of policies:

	Year ended March 31,		
	2000	2001	2002
Mortality rate	5.29‰	5.22‰	5.33‰
Hospitalization rate for accidents	6.256‰	6.476‰	6.422‰
Hospitalization rate for lifestyle diseases[(1)]	15.413‰	14.316‰	13.865‰
Hospitalization rate for other illnesses	58.314‰	58.819‰	59.350‰

Note:

(1) "Lifestyle diseases" (*seikatsu shūkan-byō* or *seijin-byō*) include diseases to which individuals over 40 years old are prone, including cancer, stroke, heart disease and high blood pressure.

Beginning in 1997, surrenders of Company policies increased with the general deterioration of public confidence in life insurance companies following the first major failure of a Japanese insurance company in recent decades. Although the number of policy surrenders has since leveled off, the amount of policy cancellations and surrenders for individual insurance and individual annuities as a percentage of the total amount of individual insurance and individual annuities in force increased from 6.60% in fiscal 1999 to 7.97% in fiscal 2001 and 4.22% in the first half of fiscal 2002 ended September 30, 2002. This increase is due in part to the Company's shift from savings-oriented products to protection-oriented products, which generally feature larger benefits per policy and corresponding larger surrender payments. The amount of policy cancellations and surrenders for group insurance as a percentage of the total amount of group insurance in force increased from 0.13% in fiscal 1999 to 13.54% in fiscal 2001. This increase reflects mainly cancellations of group policies by policyholders employed by companies undergoing structural reorganizations, such as mergers, and to whom new group policies were issued following the reorganizations. Consequently, although group policy cancellations increased in fiscal 2001, the number of group insurance policies in force increased 4.21% from fiscal 2000 to fiscal 2001.

The increases in payments of insurance claims in fiscal 2000 and fiscal 2001 mainly reflect the large numbers of maturity benefit payments paid in connection with the maturity of short-term savings-oriented products with five-and seven-year maturities occurring in the same year. The increase in maturity payments was due to the maturity of the Company's seven-year maturity endowment insurance policies, which were first sold in April 1994 but discontinued in December 1995. The Company does not expect the same level of maturity benefit payments to continue as the Company fulfills its maturity payment obligations with respect to the last

of the seven-year maturity policies sold. Insurance claims and other payments for the first half of fiscal 2002 ended September 30, 2002 decreased 14.1% to ¥609,880 million from ¥710, 234 million for the first half of fiscal 2001 ended September 30, 2001.

Provision for and Reversal of Policy and Other Reserves

The provision for policy and other reserves consists mainly of the provision for policy reserve, and also includes the provision for reserve for outstanding claims and the interest portion of reserve for policyholder dividends. The policy reserve is a reserve established for insurance claims and other payments related to the Company's outstanding policies that are expected to be paid in the future, and consists of a premium reserve (other than unearned premiums), an unearned premium reserve and a contingency reserve. In general, the amount of provision for (or reversal of) policy reserve is proportional to increases (or decreases) in the policy amount in force. Under the Insurance Business Law, each year the Company is required to set aside a "standard policy reserve", a certain minimum amount of policy reserve, to fund future claims payments. The Company calculates this minimum amount by the net level premium method. Under the net level premium method, the Company sets aside policy reserves assuming that the ratio of pure insurance premium (the portion of the premium covering insurance risk, based on factors such as mortality rates, investment yield and policy cancellation rates) to total premium paid remains constant over the term of the policy. The mortality rates used in the calculation are set by the Institute of Actuaries of Japan and confirmed by the FSA and the interest rates used in the calculation are established by the FSA, regardless of the amount of insurance premiums actually received by the Company. See "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation". At the beginning of each fiscal year, the entire amount of the reserve remaining as of the end of the previous fiscal year is reversed, and the provision for the current fiscal year is transferred to the reserve account. Differences that arise are recorded as other ordinary income or provision for policy and other reserves. See also "— Liquidity and Capital Resources — Policy Reserve".

The provision for reserve for outstanding claims, another component of the provision for policy and other reserves, is the provision for a reserve used to fund payments that are due, but have not yet been paid, on outstanding claims as of the end of the fiscal year. For a description of the provision for reserve for policyholder dividends, see "— The Demutualization — Policyholder Dividends".

Investment Expenses

See "— Overview — Investment Income and Expenses".

Operating Expenses

Operating expenses consist mainly of employee costs, including commissions to in-house sales representatives and sales agents and salaries to in-house sales representatives and collection agents. In-house sales representatives and sales agents receive a commission upon obtaining a new policy and periodic commissions in smaller amounts so long as the Company continues to receive premiums with respect to the policy. Fees to customers, dubbed "Sun Mates", that provide referrals to the Company's in-house sales representatives, are paid out of commissions to in-house sales representatives.

The Company recognizes as expense certain operating costs referred to as policy acquisition costs in the year in which such costs are incurred. Policy acquisition costs consist of sales-related expenses and costs related to the underwriting of new policies. Sales-related expenses primarily include commissions to in-house sales representatives and sales agents, advertising expenses and expenses related to training its in-house sales representatives. Costs related to the underwriting of new policies primarily include research-related costs, policy confirmation costs, medical examination expenses and other administrative expenses related to the underwriting of new policies. These costs are significant and they are incurred primarily when the policy is sold. Under Japanese GAAP, policy acquisition costs are recognized as an expense as they are incurred.

There are material differences in the treatment of policy acquisition costs between Japanese GAAP and U.S. GAAP. Under U.S. GAAP, policy acquisition costs are generally capitalized as deferred policy acquisition costs ("DAC") which are amortized over the period during which premiums are paid, assuming future profits are expected to be adequate to cover amortization. If a company reporting under U.S. GAAP determines, with respect to a particular block of policies, that there are insufficient profits to cover amortization, the DAC with respect to such block of policies must be written down in that year to an amount that can be amortized by future profits. This results in a loss recognition in the year such company so determines and also leads to recognition of little or no profit thereafter on such block of policies.

The impact on ordinary profit of charging policy acquisition costs to earnings as incurred as required under Japanese GAAP as compared to capitalizing policy acquisition costs and amortizing such costs to expense over the life of the policy as required by U.S. GAAP is to reduce ordinary profit if the following conditions prevail:

- the amount of policies written is increasing;
- the average maturity of policies is increasing; and
- the average amount of policy acquisition costs per policy is increasing.

Conversely, the impact of the Japanese GAAP treatment of policy acquisition costs (as compared to U.S. GAAP treatment) is to increase ordinary profit if the conditions described above are reversed.

In recent years, the Company's total policy amount in force from year to year has increased, although the total policy amount in force decreased slightly during the six months ended September 30, 2002. The Company's average amount of policy acquisition costs per policy is decreasing. However, the Company's average maturity of policies is increasing, as it has shifted sales to longer maturity and more profitable protection-oriented products. Furthermore, the Company expects that future profits will continue to be sufficient to cover the amortization that would be required under U.S. GAAP of related policy acquisition costs. Consequently, had the Company capitalized policy acquisition costs and amortized these over the period over which premiums are paid as required by U.S. GAAP, the net effect would have been an increase in ordinary profit in recent periods. However, there are additional differences between Japanese GAAP and U.S. GAAP that may increase or decrease ordinary profit in a manner more significant than that arising from differences in treatment of policy acquisition costs. See "Summary of Certain Significant Differences Between Japanese and U.S. Generally Accepted Accounting Principles."

Costs related to the demutualization, other than costs related to the Offerings, are included in operating expenses for fiscal 2001 and will be included in operating expenses for fiscal 2002. See "— The Demutualization — Costs and Expenses".

Other Ordinary Expenses

Other ordinary expenses consist mainly of payments related to previously withheld insurance payments, taxes other than income taxes, depreciation and amortization costs and a reserve for employee retirement benefits. Payments related to previously withheld insurance payments are payments made to policyholders who requested insurance claims and other payments due to them to be withheld by and entrusted to the Company. See "— Overview — Other Ordinary Income". Payments related to previously withheld insurance payments are made either upon the request of the policyholder or at the end of the term of withholding, and include interest accrued during the term. The amount of payments made with respect to previously withheld insurance payments is reflected in other ordinary income as reversal of policy reserves and recognized as an expense. Taxes other than income taxes include revenue stamp duty, business taxes, fixed property taxes and consumption taxes. Beginning fiscal 2000, the Company established a reserve for employee retirement benefits and reflected the provision for reserve for employee retirement benefits under the line item other ordinary expenses. The amounts of provision for reserve for employee retirement benefits charged as an expense in fiscal 2000, fiscal 2001 and the six months ended September 30, 2002 were ¥229 million, ¥1,537 million and ¥221 million, respectively, on a non-consolidated basis. See "— Overview — Employee Retirement Benefit Plans".

Equity in Loss of Affiliated Companies

See "— Overview — Equity in Income or Loss of Affiliated Companies".

Life Insurance Policyholders Protection Corporation of Japan

The Company, like other Japanese life insurers, has been required to support policyholders of failed life insurance companies through payments to the Life Insurance Policyholders Protection Corporation of Japan (the "PPC"). The PPC was established pursuant to the Insurance Business Law in December 1998 to provide a new system for the protection of policyholders of failed life insurance companies. The PPC can provide funds in connection with the transfer of insurance policies from a failed life insurance company to a successor company and perform certain other specified functions. See "Regulation of the Life Insurance Industry — Insurance Business Law — Regulation for the Protection of Policyholders".

The life insurance industry as a whole is required to accept funding commitments of an aggregate of up to ¥560 billion to the PPC. This funding obligation is allocated among all Japanese life insurance companies

licensed under the Insurance Business Law (including Japanese branches of foreign insurance companies) based on amounts of premiums and policy reserves. The allocation amounts are revised annually. The Company made contributions of ¥1,639 million, ¥1,432 million and ¥1,995 million to the PPC in fiscal 1999, 2000 and 2001, respectively. As of March 31, 2002, the amount of the Company's remaining contributions estimated based on the then current allocation, was ¥15,114 million. This amount is treated as a commitment and does not appear on the Company's consolidated balance sheet. The Company expects the amount of its contribution in fiscal 2002 to be comparable to the amounts of contributions in prior fiscal years. All of the Company's payments to the PPC are charged to operating expenses when paid. See note 15 to the Company's consolidated financial statements.

Life insurance companies are also obligated to pledge securities meeting certain criteria to the PPC to secure their respective funding obligations. As of September 30, 2002, the total carrying value of such securities pledged by the Company, consisting mostly of Japanese national government bonds, was ¥20,059 million. The PPC uses these pledged securities, in turn, as collateral to obtain loans from a large group of financial institutions, which includes the Company, to make payments in connection with insurance company failures. The amounts contributed by life insurance companies based on their funding obligations discussed above are used by the PPC to repay these loans.

As part of the total funding obligation of ¥560 billion to the PPC borne by the life insurance industry, the life insurance industry was required in 1997 to pay ¥200 billion to the PPC over ten years to support Nissan Mutual Life Insurance, currently known as Aoba Life Insurance Company. The Company paid ¥335 million, ¥107 million and ¥683 million for this purpose in fiscal 1999, 2000 and 2001, respectively. The amount of the Company's remaining contribution as of March 31, 2002, based on the then current allocation, was ¥3,507 million, to be funded over five years. This amount is also treated as a commitment and does not appear on the Company's consolidated balance sheet. As of the end of January 2003, the Company had paid ¥335 million of its funding obligation for fiscal 2002, and the Company does not expect to make significant additional payments for the remainder of fiscal 2002.

If current economic conditions continue, further failures of life insurance companies may occur. Of the maximum amount — ¥560 billion — that life insurance companies are currently required to contribute to the PPC, at December 31, 2002, ¥538 billion had already been used by the PPC in connection with past insurance company failures. The Japanese government has authorized its contribution of an additional ¥400 billion to these funds. Although the statutory authorization for contribution by the government is scheduled to expire in March 2003, the FSA has proposed to the Diet an amendment to the Insurance Business Law that would require members of the PPC, including the Company, to make additional funding commitments of ¥100 billion while extending the ¥400 billion government commitment to March 2006.

Equity in Income or Loss of Affiliated Companies

In fiscal 1999, T&D Asset Management Co., Ltd. ("T&D Asset Management"), formerly T&D Taiyo Daido Asset Management, and Taiyo Fire & Marine Insurance Company Ltd. ("Taiyo Fire & Marine") were accounted for under the equity method in the Company's consolidated financial statements. In fiscal 2000, T&D Asset Management was the sole affiliate accounted for under the equity method in the Company's consolidated financial statements. In fiscal 2001, four affiliates — T&D Asset Management, T&D Financial Life Insurance Company ("T&D Financial Life"), T&D Information Systems, Ltd. ("T&D Information Systems") and Taiyo Fire & Marine — were accounted for under the equity method in the Company's consolidated financial statements. Of the ¥350 million of equity in income of affiliated companies in fiscal 2001, ¥267 million consists of equity in income of Taiyo Fire & Marine. For the six months ended September 30, 2002, T&D Asset Management, T&D Financial Life and T&D Information Systems were accounted for under the equity method. Of the ¥1,049 million of equity in loss of affiliated companies for the six months ended September 30, 2002, T&D Financial Life contributed equity in loss of ¥1,650 million. If the proposed common holding company of the Company and Daido Life Insurance Company ("Daido Life") is formed as currently anticipated, T&D Asset Management and T&D Financial Life are likely to become consolidated subsidiaries of the proposed common holding company.

T&D Asset Management

T&D Asset Management, an affiliate of both the Company and Daido Life, provides investment advisory services and/or investment trust management services to the Company, Daido Life and third-party customers. Net income (loss) of T&D Asset Management is accounted for under the equity method. The Company's consolidated financial statements for fiscal 2001 reflect ¥44 million of equity in loss of T&D Asset Management.

For the six months ended September 30, 2002, T&D Asset Management contributed equity in income of ¥309 million.

T&D Financial Life

In October 2001, the Company, together with Daido Life, completed the acquisition of Tokyo Mutual Life Insurance Company ("Tokyo Life"), a financially troubled Japanese life insurer now renamed T&D Financial Life Insurance Company. The reorganization proceedings were based on a plan of reorganization prepared by the Company and Daido Life and approved by the Tokyo District Court on September 30, 2001. The reorganization proceedings, which substantially restructured Tokyo Life's assets and liabilities, were officially concluded on October 19, 2001. To date, the Company and Daido Life have each invested ¥15 billion in T&D Financial Life, and each owns 50% of the common stock of T&D Financial Life.

In connection with the reorganization proceedings, a large portion of Tokyo Life's assets, including most of its domestic stocks, foreign securities, loans and real estate, was sold, its insurance liabilities were restructured and almost all of its financial and other non-insurance liabilities were forgiven. As a result of the restructuring, Tokyo Life's assets include goodwill in the amount of ¥32,500 million, which is being amortized evenly over five fiscal years beginning fiscal 2001.

50% of T&D Financial Life's net income or loss, after eliminations, is included in equity in net income (loss) of affiliated companies in the Company's consolidated statement of operations. Of the ¥350 million of equity in income of affiliated companies in fiscal 2001, ¥75 million consisted of equity in income of T&D Financial Life. Although T&D Financial Life incurred a net loss in fiscal 2001, it contributed to the Company's equity in net income of affiliated companies because the Company in fiscal 2001 amortized the entire amount of the excess of the purchase price over the underlying equity of T&D Financial Life at the date of the acquisition. See note 1(b) of the Notes to the Consolidated Financial Statements. The Company expects T&D Financial Life to incur net losses in each of the next several fiscal years. In addition to the annual amortization of goodwill of ¥6,500 million which will continue through fiscal 2005, surrenders of policies of T&D Financial Life that were fewer than expected by the Company will adversely affect results of operations for the short-term. This short-term adverse effect is due to reduced benefits to T&D Financial Life of the special surrender penalties applicable based on the plan of reorganization. However, the Company believes a lower incidence of policy surrenders will improve results of operations in future periods. In addition, expected increases in T&D Financial Life's new individual variable annuity products will adversely affect results of operations in the first few years of T&D Financial Life's operations because of the treatment under Japanese GAAP of policy acquisition costs with respect to individual variable annuity products. Policy acquisition costs for individual variable annuity products, including, with respect to T&D Financial Life, initial sales costs such as sales commissions and expenses related to over-the-counter bank sales, cannot be amortized over multiple fiscal years. In contrast, T&D Financial Life capitalizes policy acquisition costs and amortizes such costs over the period over which premiums are paid with respect to its non-variable insurance products, as permitted under the Zillmer method of calculating the policy reserve.

For more information regarding T&D Financial Life, see "Alliances — T&D Financial Life Insurance Company".

Taiyo Fire & Marine

Taiyo Fire & Marine became a consolidated subsidiary in fiscal 2000 due to the Company's purchase of additional stock which gave the Company a controlling interest in Taiyo Fire & Marine. In fiscal 2001, Taiyo Fire & Marine became an affiliate accounted for under the equity method, due to the loss of the Company's controlling interest in Taiyo Fire & Marine because Toyo Kosan Co., Ltd., a shareholder of Taiyo Fire & Marine, was no longer accounted for as a consolidated subsidiary of the Company during that period. Due to the merger of Taiyo Fire & Marine into Nipponkoa Insurance Co., Ltd. in April 2002, Taiyo Fire & Marine will not be treated as an equity method affiliate in fiscal 2002. However, for the six months ended September 30, 2002, Taiyo Fire & Marine contributed equity in income of ¥273 million due to the recognition of past cumulative unrealized profit arising from its deconsolidation.

Base Profit

Beginning in fiscal 2000, in accordance with disclosure standards established by the Life Insurance Association of Japan, Japanese life insurance companies have reported their base profit (*kiso rieki*), also known as core profit, on a non-consolidated basis as a measure of their underlying profitability from core insurance operations. Base profit is calculated as ordinary profit adjusted for capital gains and losses and other one-time

gains and losses. See "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation".

The Company's base profit for fiscal 2000 and 2001 was ¥13,938 million and ¥13,875 million, respectively. The Company's base profit for the six months ended September 30, 2001 and 2002 was ¥3,177 million and ¥16,394 million, respectively. The increase in the Company's base profit is due largely to the Company's shift from savings-oriented products to protection-oriented products, which provide the Company a greater profit margin, calculated as profit as a percentage of premiums. The increase is also due to a decline in the Company's negative spread as a result of the decrease in assumed investment yields with respect to the Company's policies.

The following table shows non-consolidated ordinary profit and a reconciliation to base profit for the periods indicated:

	Year ended March 31,		Six months ended September 30,	
	2001	2002	2001	2002
	(Millions of yen)			
Ordinary profit	¥20,840	¥18,167	¥11,275	¥19,118
Capital gains (losses):				
Gains (losses) on sale of securities	57,830	29,222	14,765	8,092
Gains (losses) from monetary trusts	(13,230)	(3,326)	(2,803)	2,168
Gains (losses) on investments in trading securities	—	—	—	—
Valuation gains (devaluation losses) on securities	(5,101)	(1,751)	(4,058)	(7,347)
Foreign exchange gains (losses), net	(68)	11,244	1,927	(9,841)
Gains (losses) from derivatives	(26,401)	(26,117)	(894)	10,176
Total capital gains (losses)	13,028	9,270	8,937	3,247
Other one-time gains (losses):				
Provision for reserve for specific problem loans	—	—	—	—
Provision for contingency reserve[1]	(4,981)	52,638	(762)	(370)
Write-off of loans	(1,144)	(132)	(75)	(153)
Other[1]	—	(57,484)	—	—
Total other one-time gains (losses)	(6,126)	(4,978)	(838)	(523)
Base profit[2]	¥13,938	¥13,875	¥ 3,177	¥16,394

Notes:

(1) In fiscal 2001, the Company increased its provision for policy reserves by ¥57,484 million as a one-time expense, reflected in the above line item "Other", in order to accelerate reduction of its negative spread. By increasing its policy reserves, the Company recognized as an expense in fiscal 2001 expenses it would otherwise have recognized in later years. To offset this expense, the Company reversed its contingency reserves by ¥52,638 million. See "— Liquidity and Capital Resources — Policy Reserve".

(2) Base profit = Ordinary profit — Total capital gains (losses) — Total other one-time gains (losses).

Embedded Value

In order to provide investors with an additional tool to understand the Company's economic value and business results, the Company has decided to disclose its embedded value, as discussed below. Although public life insurance companies in countries such as the United Kingdom and Canada have been disclosing embedded value for several years, international standards with respect to the calculation of embedded value are still evolving, and no such standards exist in Japan. As standards for the disclosure of embedded value continue to develop internationally and in Japan, the form and content of the Company's presentation of embedded value may change. Moreover, because of the technical complexity involved with embedded value calculations, and the fact that embedded value estimates will vary materially as key assumptions are changed, investors should read the following discussion in its entirety, use care in interpreting embedded value and seek advice of experts familiar with embedded value interpretation. See "Forward-Looking Statements".

The Company reports its profits in financial statements that are prepared in accordance with Japanese GAAP, as required by Japanese regulations. The bases used to value the Company's assets and liabilities reported in its Japanese GAAP financial statements are primarily concerned with demonstrating the solvency of a life insurance company. An alternative method of measuring the value and profitability of a life insurance company is the embedded value method. Embedded value is an actuarially determined estimate of the economic value of

the life insurance operations of an insurance company based on a particular set of assumptions as to future experience, excluding any value attributable to any future new business. While, under Japanese GAAP, there is a lag time between the sale of policies and the recognition of profits, embedded value recognizes the contribution of future profits from existing policies as of the date of the embedded value calculation. See "— Overview — Ordinary Expenses — Operating Expenses".

Embedded value is the sum of the adjusted book value and the existing business value of a life insurance company. Adjusted book value is a measure of the net assets of a life insurance company calculated based on the company's audited financial statements and additional company information with respect to the various components of the financial statements. Existing business value is derived by placing a value on the stream of future after-tax profits which are projected to be generated from all existing policies, and adjusting for the cost of capital necessary to meet the target solvency margin. To project future after-tax profits for a life insurance company, it is necessary to make assumptions with regard to lapse, surrender, mortality and morbidity rates, expenses, taxation and investment return, among others. In general, the company's own operating experience, adjusted as appropriate to reflect reasonable future expectations, is used to develop these assumptions which are described in "— Assumptions" below. The stream of projected after-tax profits, adjusted to reflect the cost of capital, is discounted to a single value and is referred to as the existing business value.

The embedded value of the Company, as set out below, has been calculated by Milliman Japan, the Japan Branch of Milliman USA Inc. ("Milliman"), adviser to the Company on actuarial matters. See "Experts". In its calculation of embedded value, Milliman has relied on data and information supplied by the Company, including unaudited financial information. This data and information have been reviewed by Milliman for reasonableness and consistency, but Milliman has not independently verified the data and other information supplied to it. A copy of Milliman's opinion regarding the calculation of embedded value of the Company is included as Annex B to this Offering Circular. The opinion does not constitute an audit opinion of the financial information used therein. See Annex B "Opinion Regarding the Embedded Value of Taiyo Life".

As of March 31, 2001 and March 31, 2002, the embedded value of the Company was as follows:

	As of March 31,	
	2001	2002
	(Billions of yen)	
Adjusted book value[1]	¥345.6	¥209.8
Existing business value[2]	(37.3)	16.0
Total embedded value[3]	¥308.3	¥225.8
Value of one year sales[4]	¥ 14.6	¥ 24.2

Notes:

(1) Adjusted book value = total equity (excluding net unrealized gains (losses) on securities, fund (*kikin*) and expected disbursements from equity outside the company) + quasi-equity liabilities (i.e. reserve for price fluctuations, contingency reserve, unallotted portion of reserve for policyholder dividends and a portion of reserve for possible loan losses) adjusted for tax impact + net unrealized gains (losses) (after tax) on (i) available-for-sale securities (excluding yen denominated bonds), (ii) foreign exchange losses on foreign subsidiaries and (iii) off-balance sheet transactions (such as interest swaps) + net unrealized gains (losses) on real estate (after tax).

(2) Existing business value = present value of future after-tax profit on existing business in force — present value of the cost of capital. "Cost of capital" is the spread between the after-tax investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the target solvency margin ratio.

(3) These embedded values do not reflect changes that may have occurred in the Company's operating experience or financial market conditions subsequent to the embedded value calculation dates.

(4) Value of one year sales = present value, at the embedded value calculation date, of the projected after-tax profits of all policies sold in the most recent fiscal year — present value of the cost of capital. The value of one year sales is included in the total embedded value. For avoidance of doubt, new policies which have been acquired or will be acquired subsequent to the embedded value calculation date are not included in the value of one year sales.

The calculation of embedded value necessarily requires numerous assumptions with respect to the Company's future experience, industry performance, general business and economic conditions, investment return, taxes and other matters, many of which are beyond the Company's control. See "— Overview — Embedded Value — Assumptions". Calculated embedded values will vary, possibly materially, as key assumptions are varied. Moreover, since actual market value is determined by investors based on a variety of information available to them, embedded value should not be construed to be a direct reflection of actual market value. Further, in the current environment in the Japanese and worldwide markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

Management Discussion and Reconciliation of Change in Embedded Value

Embedded value decreased ¥82.5 billion to ¥225.8 billion as of March 31, 2002 from ¥308.3 billion as of March 31, 2001. The following table shows the components of change in embedded value from March 31, 2001 to March 31, 2002:

	Increase (Decrease) (Billions of yen)
Expected interest from embedded value	¥ 18.5
Value of one year sales (fiscal 2001)	24.2
Changes in assumptions	(8.6)
Differences between projected and actual business performance (fiscal 2001)	(1.7)
Change in value due to asset value changes	(114.8)
Total	¥ (82.5)

In fiscal 2001, expected interest on embedded value, the product of the assumed discount rate and the previous year's embedded value, added ¥18.5 billion to embedded value. The value of one year sales, described in more detail below, also added value to the Company's embedded value as of the end of fiscal 2001. Changes in assumptions reduced embedded value by ¥8.6 billion. See "— Overview — Embedded Value — Assumptions". Embedded value also decreased as a result of differences between projected and actual business performance. However, the primary cause of the decrease in embedded value was the decline due to asset value changes during fiscal 2001. The following two paragraphs discuss these changes in embedded value from the perspective of its two components — adjusted book value and existing business value.

Adjusted book value decreased ¥135.8 billion to ¥209.8 billion as of March 31, 2002 from ¥345.6 billion as of March 31, 2001. This decrease was principally a result of the decline in Japanese stock prices during fiscal 2001. The decrease in adjusted book value was also attributable to the Company's increase in its provision for policy reserves in fiscal 2001 to accelerate the reduction of its negative spread. See "— Overview — Investment Income and Expenses — Negative Spread".

Existing business value increased ¥53.3 billion to ¥16.0 billion as of March 31, 2002 from ¥(37.3) billion as of March 31, 2001. This increase in value was primarily a result of three factors. First, the Company sold relatively more profitable protection-oriented products during fiscal 2001. See "Business — Strengths — Earnings Growth Potential — Ability to Expand Sales of Protection-oriented Products for which Growing Demand and Higher Potential for Profitability is Anticipated". Second, projected policyholder dividends declined to reflect the Company's reduction of policyholder dividends in fiscal 2001. Finally, projected negative spread declined due to the Company's increase in provision for policy reserves in fiscal 2001. See "— Overview — Investment Income and Expenses — Negative Spread". The positive effect of these factors was, however, offset by the lower investment yield assumption used in the March 31, 2002 embedded value calculation.

Value of one year sales increased ¥9.6 billion to ¥24.2 billion as of March 31, 2002 from ¥14.6 billion as of March 31, 2001. This increase is primarily a result of three factors. First, as described above, the Company continued to shift its focus from savings-oriented products to higher-margin protection-oriented products during fiscal 2001. Second, in fiscal 2001 the Company lowered guaranteed rates of return on certain new products to achieve a higher profit margin. Finally, projected policyholder dividends declined to reflect the Company's reduction of policyholder dividends in fiscal 2001. The positive effect of these factors was, however, offset by the lower investment yield assumption used in the March 31, 2002 embedded value calculation.

Assumptions

The assumptions used in the calculation of embedded value are subjective. Although the assumptions used represent estimates that Milliman and the Company believe are consistent with the Company's own recent operating experience, actual future experience will vary from that assumed in the calculation of embedded value, and this variation may be material. The principal bases and assumptions used in the calculations of embedded value are set out below:

- The discount rate has been assumed at 6.0% with respect to each of the March 31, 2001 and March 31, 2002 calculations.

- The target solvency margin ratio has been assumed at 600% with respect to each of the March 31, 2001 and March 31, 2002 calculations.
- The investment yield on new investments has been assumed at 2.69% in the March 31, 2001 calculation and at 2.24% in the March 31, 2002 calculation. The investment yields on the Company's major assets have been assumed as follows for the March 31, 2001 and March 31, 2002 calculations, respectively:
    - The investment yield on domestic government and corporate bonds has been assumed at 1.11% and 1.31%.
    - The investment yield on general loans (comprised of commercial, mortgage and consumer loans) has been assumed at 1.64% and 1.85%.
    - The investment yield on cash and deposits has been assumed at 0.50% and 0.03%.
    - The investment yield on domestic stocks has been assumed at 7.10% and 6.76%.
    - The investment yield on other assets (comprised of foreign stocks and bonds, real estate and loans to policyholders) has been assumed at 5.01% and 3.03%.
- The composition of the Company's newly acquired major assets has been assumed as follows for the March 31, 2001 and March 31, 2002 calculations, respectively:
    - Domestic government and corporate bonds have been assumed to compose 35.0% and 37.9% of total assets.
    - General loans (comprised of commercial, mortgage and consumer loans) have been assumed to compose 32.5% and 32.2% of total assets.
    - Cash and deposits have been assumed to compose 2.0% and 3.0% of total assets.
    - Domestic stocks have been assumed to compose 11.0% and 9.0% of total assets.
    - Other assets (comprised of foreign stocks and bonds, real estate and loans to policyholders) have been assumed to compose 19.5% and 17.9% of total assets.
- Surrender and lapse rates have been derived from an analysis of the Company's operating experience for the three most recent fiscal years with respect to each of the March 31, 2001 and March 31, 2002 calculations.
- Mortality and morbidity rates have been derived from an analysis of the Company's operating experience for the three most recent fiscal years available with respect to each of the March 31, 2001 and March 31, 2002 calculations.
- Operating expenses have been derived from an analysis of the Company's actual operating expenses for the most recent fiscal year for the March 31, 2001 and March 31, 2002 calculations, respectively.
- The tax rate has been assumed at 36.1% with respect to each of the March 31, 2001 and March 31, 2002 calculations.

Sensitivities

The following sensitivities have been applied to the above assumptions for the 2002 calculation:

- If the assumed discount rate was 8.0% instead of 6.0%, and if all other assumptions remained unchanged, the calculated embedded value would decrease by 0.6%, or ¥1.4 billion. If the assumed discount rate was 4.0% instead of 6.0%, and if all other assumptions remained unchanged, the calculated embedded value would increase by 0.2%, or ¥0.4 billion.
- If the target solvency margin ratio was 700% instead of 600%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 12.4%, or ¥28.0 billion. If the target solvency margin ratio was 500% instead of 600%, and if all other assumptions remained unchanged, then the calculated embedded value would increase by 12.3%, or ¥27.7 billion.
- If the assumed investment yield on total assets was increased by 25 basis points, and if all other assumptions remained unchanged, then the calculated embedded value would increase by 28.7%,

or ¥64.7 billion. If the assumed investment yield on total assets was decreased by 25 basis points, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 28.7%, or ¥64.7 billion.

- If assumed policy lapses were increased by 10.0%, and if all other assumptions remained unchanged, then the calculated embedded value would increase by 0.4%, or ¥1.0 billion. If assumed policy lapses were decreased by 10.0%, and if all other assumptions remained unchanged, then the calculated embedded value would decrease by 0.4%, or ¥1.0 billion.

Employee Retirement Benefit Plans

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under these plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service and reason for termination of employment. In 1998, the Business Accounting Deliberation Council issued a new accounting standard, effective for fiscal years beginning on or after April 1, 2000, that requires companies to establish a reserve for employee retirement benefits under defined benefit plans based on an actuarial calculation of retirement benefit obligations and market value of pension assets. The Company adopted this standard commencing in fiscal 2000. The transition obligation of ¥8,776 million was fully recognized and charged to income as an extraordinary loss in fiscal 2000.

Until the end of fiscal 2001, the Company charged expenses related to employee retirement benefits for a given fiscal year in the following fiscal year. However, commencing with the year ending March 31, 2003, the Company will accelerate the recognition of these expenses to the fiscal year in which they occur. By charging these expenses in the year in which they occur, the Company will prevent such expenses from affecting income in future periods. As a result of this change, provision for reserve for employees' retirement benefits will increase by approximately ¥3.4 billion for fiscal 2002, leading to a corresponding increase in other ordinary expenses.

Retirement Benefits for Directors and Corporate Auditors

The Company and its subsidiaries changed their method of accounting for retirement benefits for directors and corporate auditors from the cash payment method to the accrual method. As a result of the accounting change, ¥387 million was charged to extraordinary losses in fiscal 2000.

Reserve for Price Fluctuations

Pursuant to provisions of the Insurance Business Law, the Company maintains a reserve to cover losses due to price fluctuations in assets subject to market price volatility, particularly investments in stocks, bonds and foreign currency-denominated investments. This reserve may be used only to reduce deficits arising from price fluctuations of those assets. The provision for reserve for price fluctuation is charged to income as an extraordinary loss. The amounts charged as an expense in fiscal 2000 and fiscal 2001 were ¥2,029 million and ¥6,929 million, respectively.

Taxes

Although amounts transferred by mutual life insurers to reserve for policyholder dividends are transferred from surplus, mutual life insurers are permitted to deduct such amount from taxable income. Following demutualization, the provision for reserve for policyholder dividends will be accounted for as a pre-tax expense, and will continue to be tax deductible.

Changes in Accounting Standards for Financial Instruments

Pursuant to guidelines issued by the Japanese Institute of Certified Public Accountants ("JICPA"), effective for fiscal years beginning on or after April 1, 2000, the Company adopted the following changes in accounting standards regarding financial instruments:

- The Company's trading securities and available-for-sale securities with readily obtainable fair market value ("marketable available-for-sale securities") are stated at fair market value. Equity must be adjusted by the amount of any unrealized gains or losses, net of tax, on marketable available-for-sale securities, whereas a valuation gain or devaluation loss related to trading securities must be reported in the statement of operations. Held-to-maturity securities and available-for-sale securities without readily obtainable fair market value are stated at amortized cost. For a description of the Company's categorization of its investment in securities, see "Business — Investments — Unrealized Gains and Losses". In the past, the Company valued

almost all of its securities on the basis of lower of cost or market value, all other securities were stated at cost or amortized cost, and devaluation losses, when recorded, were included in investment expenses. Under the new standard, if declines in the fair value of marketable available-for-sale securities to below their respective amortized costs are considered to be a permanent impairment, the declines must be charged to income as a devaluation loss in the statement of operations. A decline of 50% or more gives rise to a rebuttable presumption that the declines are a permanent impairment. If the declines are between 30% and 50%, there is an obligation to consider the need to incur devaluation losses. The effect of the adoption of this new accounting standard was to increase income before income taxes by ¥18,885 million for fiscal 2000.

- Derivative financial instruments must generally be valued at fair market value. Unrealized gains and losses are recorded in the current year's earnings, except that certain transactions for hedging purposes are accounted for separately using hedge accounting. The determination of whether a transaction is entered into for hedging purposes is made pursuant to the new guidelines issued by the JICPA. Under the previous accounting standard for derivative financial instruments, gains and losses resulting from derivative financial instruments were generally not revalued and gains or losses were recognized on a settlement basis. The effect of the adoption of the new accounting standard was to decrease income before income taxes by ¥3,051 million for fiscal 2000.

The total effect of the Company's adoption of changes in accounting standards with respect to marketable available-for-sale securities and derivative financial instruments was to increase the Company's net investment income by ¥15,834 million in fiscal 2000.

In fiscal 2001, in accordance with an announcement issued by the Industry Audit Committee of the Japanese Institute of Certified Public Accountants, the Company introduced a new category of its investments in securities — "policy-reserve-matching bonds". The Company reclassified debt securities that are held to match the Company's policy reserves, originally categorized as "held-to-maturity" or "available-for-sale", as policy-reserve-matching bonds. This new category was created in light of the large amount of policy reserves held by insurance companies as a long-term liability, in order to account for investments held long-term to correspond to policy reserves. Policy-reserve-matching bonds are stated at amortized cost. The amount, stated at amortized cost, of debt securities reclassified as policy-reserve-matching bonds in fiscal 2001 was ¥1,035,918 million. The effect of such reclassification was to decrease assets and equity by ¥3,092 million for fiscal 2001, but the reclassification had no effect on the Company's statements of operations.

Critical Accounting Policies

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Note 1 of the Company's consolidated financial statements includes a summary of significant accounting policies used in the preparation of the Company's consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management's current judgments. Estimates related to critical accounting policies involve significant judgment. The determination of these critical accounting policies is fundamental to the Company's financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results. In addition, actual results could differ from estimates and may have a material adverse effect on the Company's business, financial position, results of operations, or cash flows. The Company believes the following represents its critical accounting policies.

Reserve for Possible Loan Losses

The Company has established a reserve for possible loan losses in accordance with the Company's self-assessment guidelines. The reserve for possible loan losses is recognized as a reduction of the carrying amount of the loans (but recognized as a liability at and prior to March 31, 1999). With respect to loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings ("bankrupt obligors") and borrowers who have financially failed but are not yet subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings ("substantially bankrupt obligors"), the Company provides for a specific reserve for the loan balance less estimated amounts collectible from collateral, guarantees or other means. For loans to borrowers with a high potential risk of failure ("intensive control obligors"), the

Company determines and provides for the necessary specific reserve amount based on an overall assessment of such borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees or other means. With respect to loans in other classifications, the Company provides for a general reserve by applying a historical loan-loss ratio determined over a fixed period. Each loan is subject to assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines and guidelines issued by the FSA. The resulting assessment is reviewed by the Company's Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

The reserve for possible loan losses represents management's estimate of probable loan losses inherent in the Company's portfolio. This evaluation process is subject to numerous management estimates and judgments. In determining the appropriate amount of reserve for possible loan losses, management considers the following principal factors:

- the nature and characteristics of obligors;
- current economic conditions and trends;
- prior write-off experience;
- current delinquencies and delinquency trends; and
- the value of underlying collateral and guarantees.

Impairment of Investment in Securities

The Company's recognizes impairments in the value of its investments in marketable available-for-sale securities based upon the degree to which the fair market value of such securities decline. Although accounting standards adopted by the Company beginning in fiscal 2000 provides a framework for recognizing impairments in marketable available-for-sale securities, the decision as to declines in which securities are subject to loss recognition involves significant management judgment. See "— Overview — Changes in Accounting Standards for Financial Instruments". Under the accounting standards adopted by the Company, a decline in the fair market value of a security to 50% or more below its amortized cost, in the case of debt, or purchase price, in the case of equity, gives rise to a rebuttable presumption that such a decline is a permanent impairment for which the Company must recognize a devaluation loss. If management determines that the price of the security in question has a reasonable expectation of recovery, it may decide not to recognize a loss. To date, there are no cases in which losses have not been recognized for securities whose market price has fallen by 50% or more below its amortized cost or purchase price, as the case may be. If the decline is between 30% and 50%, accounting standards followed by the Company provide that the Company has an obligation to consider the need to incur a devaluation loss. Management will generally not recognize a loss with respect to such a security, unless it determines that the market price of the security will not recover, based on the occurrence of any of the circumstances set forth below:

- the market price of the security has not risen above 70% of the purchase price in the past two years;
- the issuer of the security has an excessive amount of debt; or
- the issuer of the security has recorded net losses for its two most recent financial years and management expects the issuer to experience a net loss in the current financial year.

Securities without readily obtainable fair value are reflected on the balance sheet at purchase price. The Company recognizes a loss with respect to such a security when the amount calculated by multiplying net assets per share by the number of shares held by the Company falls to below 50% or more of the cost reflected on the balance sheet. In addition, if the Company acquires a security without readily obtainable fair value based on management's expectations of high earnings potential, estimated based on a third party analysis, and there is little subsequent disparity between actual and projected earnings, the Company recognizes goodwill as a valuation gain with respect to such security.

The Demutualization

On April 1, 2003, the Company is scheduled to convert from a mutual company to a joint stock corporation in accordance with the plan of demutualization and the Insurance Business Law. All membership interests held by participating policyholders will be extinguished on that date. In compensation for the extinguishment of their membership interests, participating policyholders will receive an aggregate of 1,500,000

Shares with a constructive issue price of ¥50,000 per Share. Of the aggregate issue amount of ¥75,000 million, ¥37,500 million will be included in stated capital and ¥37,500 million in additional paid-in capital. The Company will not receive any cash proceeds from the issuance of these new Shares. In addition, the Company will pay cash to participating policyholders who are otherwise eligible to receive Shares but are prohibited by law or regulation from holding shares of any company in the amount of ¥875 million, which amount is calculated by multiplying 12,054.9739294, a figure calculated based on such participating policyholders' contribution to the Company's net assets, by the Purchase Price (as defined in "Offering and Sale"), and the same amount will be deducted from retained earnings. See "The Demutualization — Allotment of Shares to Eligible Policyholders".

Costs and Expenses

The Company estimates that total costs relating to the demutualization, excluding expenses relating to the Offerings, will total ¥5,763 million, of which ¥1,691 million was charged as an expense in the six months ended September 30, 2002, and ¥1,853 million had already been charged as an expense as of March 31, 2002. The Company estimates such costs for the six months ending March 31, 2003 to be ¥419 million and currently expects such costs for fiscal 2003 will be ¥1,799 million. Demutualization expenses consist principally of the cost of printing and mailing materials to policyholders and the aggregate cost of engaging independent accounting, actuarial, financial, investment banking and legal advisors to advise the Company in the demutualization process. The Company records these costs as operating expenses. Costs related to the Offerings, including printing costs, costs relating to legal advisors and independent certified public accountants and certain other costs, will be deducted on a pro rata basis from the proceeds to be received by the eligible policyholders to whom fractional shares will be allotted in connection with the demutualization of the Company.

Policyholder Dividends

Change in Accounting Treatment

Demutualization will have the effect of increasing the Company's expenses due to a change in the accounting treatment of policyholder dividends. Transfers to reserve for policyholder dividends by mutual life insurance companies constitute dispositions of net surplus. See "Selected Financial Data — Selected Non-Consolidated Financial Data — Statements of Surplus Data" for surplus and transfer to reserve for policyholder dividends figures. The equivalent of such transfer, in the case of life insurance companies that are joint stock corporations, is the provision for reserve for policyholder dividends, which is reflected as an expense in the statement of operations. The Company will make a provision for reserve for policyholder dividends as an expense item beginning in fiscal 2002 because the membership interests held by participating policyholders will be extinguished upon demutualization. Dividends in respect of fiscal 2002 and allocated to policyholders in fiscal 2003 will be paid out of the reserve for policyholder dividends. Thus, upon the demutualization, the Company's provision for reserve for policyholder dividends will reduce net income because of the treatment of such reserve as an expense. See "Unaudited Pro Forma Consolidated Financial Information with respect to the Demutualization". All or substantially all of the transfer to reserve for policyholder dividends or the provision for reserve for policyholder dividends is tax deductible.

In addition, upon becoming a joint stock company, the Company will classify its profits and losses into the following categories in order to determine the appropriate amount of policyholder dividends:

- profits and losses attributable to participating insurance policies (including semi-participating policies), however, if a participating or semi-participating policy provides that no dividends will be paid with respect to any portion of such policy, profits and losses with respect to that portion will be classified in the category of profits and losses attributable to non-participating insurance policies;
- profits and losses attributable to non-participating insurance policies; and
- profits and losses attributable to non-insurance business.

The Company may transfer profits and losses between two of these categories, profits and losses attributable to participating insurance policies and profits and losses attributable to non-insurance business. The Company may make such transfers, based on criteria it deems reasonable, in order to provide sufficiently for the possibility that unfavorable events beyond ordinary expectations related to participating and semi-participating insurance policies may occur after the relevant fiscal period or for any losses resulting from such event when such event becomes realizable.

Profits and losses for each category will include profits and losses attributable to insurance policies entered into following the demutualization. The Company may establish a new category with respect to any new type of insurance policy that cannot be classified in the above categories.

Determination of Provision for Reserve for Policyholder Dividends

As a measure to protect the interests of participating policyholders, a demutualizing insurance company is required under the Insurance Business Law to state its guideline regarding the distribution of policyholder dividends in its new articles of incorporation so that such distribution is made in a fair and equitable manner. As its guideline for policyholder dividends, the Company's new Articles of Incorporation to take effect upon demutualization adjust and restate an existing provision in the pre-demutualization Articles of Incorporation, setting forth the minimum level of provision for reserve for policyholder dividends that must be made. The minimum level is defined in the new Articles of Incorporation as a certain percentage of the following amount:

- an amount equivalent to non-consolidated unappropriated retained earnings (but prior to making the provision for reserve for policyholder dividends based upon the Company's profits and losses attributable to participating and semi-participating insurance policies) for the relevant fiscal period

less

- the amount of carried over retained earnings attributable to participating and semi-participating insurance policies

less

- the amount of reversal for voluntary reserves attributable to participating and semi-participating insurance policies

less

- the amount of capitalized research and development costs attributable to participating and semi-participating insurance policies.

The certain percentage is defined in the Articles of Incorporation to be the same percentage as that set forth in regulations regarding minimum policyholder dividend levels applicable to mutual life insurance companies, which is currently 20%. The amount of provision for reserve for policyholder dividends made will be allocated to the respective participating insurance policies and applied to the distribution of policyholder dividends in the manner prescribed by the relevant policies. The foregoing method of calculation is essentially the same as that applied prior to demutualization.

In addition to the guidelines for the minimum amount of policyholder dividends that must be made as provision for reserve for policyholder dividends, the Actuarial Standards of Practice for Life Insurance Companies, professional rules authorized by the FSA regarding actuaries' duties under the Insurance Business Law, place limits on the amount of policyholder dividends that a life insurance company can distribute. Pursuant to these rules, actuaries must confirm, among other things, the following:

- there are sufficient sources of funds for policyholder dividends to be paid out in the following fiscal period, and the amount of such dividends is at a level that does not impair the company's financial health;
- there will be sufficient sources of funds following distribution of policyholder dividends, on a company-wide basis as well as on a product line-by-product line basis, for surrender payments to policyholders which would be required if all policies were to be surrendered;
- policyholder dividends for representative policies with terminal dividends corresponding to a fiscal year, chosen from a variety of policy types, do not exceed the share of net assets, based on current fair value, attributable to the applicable policies at the end of such fiscal year; and
- such share of net assets attributable to the applicable policies after distribution of policyholder dividends is not below a level required to maintain financial health.

The determination of the actual amount of provision for reserve for policyholder dividends will be left to the discretion of the Company provided it is between these minimum and maximum levels. Factors that the Company will consider when making this determination include the competitiveness of its products, its results of operations and its solvency margin ratio. Although regulations have reduced minimum policyholder dividend

levels applicable to mutual life insurance companies from 80% to 20%, many of the Company's competitors that are mutual life insurance companies are continuing to pay policyholder dividends significantly above the 20% level. Even as a joint stock corporation not subject to regulations regarding minimum policyholder dividend levels applicable to mutual life insurance companies, the Company expects to take its competitors' policyholder dividend levels into account as one factor in determining the actual amount of provision for reserve for policyholder dividends.

The following table shows the amounts of transfer to reserve for policyholder dividends by product line for the past three fiscal years:

	Year ended March 31,		
	2000	2001	2002
	(Millions of yen)		
Individual insurance	¥ 5,248	¥ 1,973	¥ —
Individual annuities	379	273	—
Group insurance	7,313	8,680	10,681
Group annuities	3,598	28	—
Other insurance	98	145	173
Total	¥16,638	¥11,101	¥10,855

Factors Related to the Provision for Reserve for Policyholder Dividends that Will Affect Net Income After Demutualization

Because in the case of joint stock corporations, a provision for reserve for policyholder dividends is accounted for as an expense and reduces the amount of net income, the following additional factors will affect the amount of net income after demutualization:

- the amount of unappropriated retained earnings attributable to participating policies, which depends mainly on:
  - investment returns categorized as attributable to participating policies;
  - actual mortality rates related to participating policies; and
  - the amount deducted as risk premiums corresponding to the risk that payments or charges related to participating insurance policies may be higher than reasonably anticipated, which amount the Company plans to determine based primarily on the level of the Company's solvency margin ratio and the Company's financial strength ratings;
- the amount of unappropriated retained earnings attributable to semi-participating policies, which depends mainly on investment returns categorized as attributable to semi-participating policies;
- the percentage of unappropriated retained earnings attributable to participating policies and semi-participating policies that the Company uses to determine the amount of provision for reserve for policyholder dividends; and
- the relative amounts of the Company's participating, semi-participating and non-participating policy business.

In addition, as part of the Company's demutualization and corresponding need to balance the continued provision of policyholder dividends with shareholder return on equity, the Company has been shifting its sales from participating policies to semi-participating policies. Sales of semi-participating policies grew from 42.3% of new policies written in fiscal 2000 to 63.6% in fiscal 2001 and 73.9% in the first half of fiscal 2002 ended September 30, 2002. By increasing sales of semi-participating policies relative to participating policies, the Company seeks to decrease the provision for reserve for policyholder dividends.

Organizational Change Surplus

The Insurance Business Law imposes a restriction on the payment of shareholder dividends by demutualized life insurance companies. Under the Insurance Business Law, a demutualized insurance company may not distribute, in the form of shareholder dividends, amounts in excess of net assets minus the organizational change surplus. The organizational change surplus is defined as the portion of net assets that is attributable to contributions by past policyholders, and will be approximately ¥63 billion when applied to the Company upon demutualization. However, this restriction will be less restrictive than the restrictions imposed by

the Commercial Code generally on joint stock corporations in respect of payments of shareholder dividends when applied specifically to the Company at its level of stated capital and additional paid-in capital. See "The Demutualization — Organizational Change Surplus" and "Description of the Shares — Shareholder Dividends".

Recent Developments

T&D Financial Life

On September 19, 2002, the Company and Daido Life each made an additional investment of ¥10 billion in shares of T&D Financial Life to help finance the commencement, in October 2002, of over-the-counter bank sales of its variable annuity products. At the same time, T&D Financial Life repaid its ¥5 billion subordinated loans to each of the Company and Daido Life. See "Alliances — T&D Financial Life Insurance Company".

Devaluation Losses

The Company expects to incur large devaluation losses on securities categorized as marketable available-for-sale securities for financial reporting purposes for the year ending March 31, 2003 as a result of declines in the Japanese stock market, especially the stock prices of companies in the banking, insurance and other financial services sectors.

Although current accounting standards for financial instruments applicable to the Company require marketable available-for-sale securities to be marked to market, the valuation gains and devaluation losses related to such securities are included in equity as net unrealized gains (losses) on securities and do not affect earnings. However, if declines in the fair market value of such securities below amortized cost are considered to be a permanent impairment, devaluation losses must be reported on the statement of operations. See "— Overview — Changes in Accounting Standards for Financial Instruments".

Based on current stock market prices, the Company expects that large declines in the second half of fiscal 2002 in the stock prices of companies in the banking, insurance and other financial services sectors held by the Company will result in its incurring large devaluation losses on securities. Assuming that market prices of the Company's domestic stock holdings as of the end of fiscal 2002 are the same as of December 30, 2002, devaluation losses for fiscal 2002 on securities caused by a decline of 50% or more from cost, related to domestic stocks categorized as marketable available-for-sale securities in the Company's general account, would be ¥72,999 million (with a carrying value of ¥132,829 million and a market value of ¥59,830 million), of which ¥49,201 million is attributable to the Company's stockholding in a major Japanese city bank. The actual amounts are subject to changes in the market price of the stocks and changes in the Company's carrying value of such stocks due to subsequent sales and/or purchases of such stocks by the Company. Moreover, devaluation losses will be calculated with reference to average stock prices for the month of March 2003, not to stock prices on a particular day.

Market prices for stocks in the Company's portfolio have declined significantly since December 30, 2002. If market prices for stocks in the Company's portfolio remain at current levels or decline for the remainder of the month of March, the Company's devaluation losses on the securities referenced in the preceding paragraph as having potential devaluation losses will be significantly larger than indicated above, and the Company will also have significant devaluation losses on other securities, including bank stocks, that will then fall into the category of securities with a decline of 50% or more from cost. The Company has entered into derivatives transactions to hedge a portion of its equity holdings against potential devaluation losses. The Company expects that it will reverse a portion of its reserve for price fluctuation, which was ¥55,996 million as of September 30, 2002, to partially offset such losses. In addition, the Company may sell other securities in respect of which gains can be realized in order to further partially offset such losses.

Policy Conversion System

As part of its efforts to further shift its focus from savings-oriented products to protection-oriented products and in order to better meet the insurance needs of its policyholders the Company expects to introduce a policy conversion system beginning April 2003. This system will allow policyholders to elect to convert their savings-oriented policies or policies with a low protection component to policies with a high protection component. Under the policy conversion system, the relevant existing policy would be terminated and the amount of policy reserve and reserve for policyholder dividends attributable to such policy would be used to cover a portion of the premium of the new policy. The Company expects ordinary expenses to increase in the year it introduces the policy conversion system as a result of an expected increase in sales-related expenses, such as

commissions to in-house sales representatives. The Company expects that the policy conversion system, if successful, will lower its average guaranteed rates of return and accelerate the shift in its product-mix from savings-oriented to protection-oriented policies, thereby helping to improve future earnings.

Results of Operations

The following tables set forth certain information relating to the Company's results of operations for fiscal 1999, 2000 and 2001 and for the six-months periods ended September 30, 2001 and 2002:

	Year ended March 31,			Six months ended September 30,	
	2000	2001	2002	2001	2002
	(Millions of yen)				
Ordinary revenue:					
Income from insurance premiums	¥1,155,263	¥1,097,372	¥1,019,041	¥506,680	¥464,374
Investment income	294,236	266,057	244,247	110,630	116,836
Other ordinary income	35,823	35,030	339,867	201,661	162,864
Equity in income of affiliated companies	188	—	350	—	—
Total ordinary revenue	1,485,511	1,398,460	1,603,506	818,972	744,075
Ordinary expenses:					
Insurance claims and other payments	1,131,495	1,136,968	1,368,304	710,234	609,880
Provision for policy and other reserves	115,008	22,450	4,696	2,411	379
Investment expenses	93,297	95,440	81,008	30,150	42,719
Operating expenses	84,933	82,180	84,869	43,187	42,239
Other ordinary expenses	38,229	39,451	46,597	21,458	29,568
Equity in loss of affiliated companies	—	108	—	99	1,049
Total ordinary expenses	1,462,964	1,376,600	1,585,475	807,542	725,836
Ordinary profit	22,546	21,860	18,030	11,429	18,239
Extraordinary gains	7,797	15,553	1,448	740	2,177
Extraordinary losses	6,242	23,841	9,111	2,726	1,653
Income before income taxes	24,101	13,573	10,367	9,443	18,763
Income taxes:					
Current	7,940	570	1,452	2,302	3,121
Deferred	(5,879)	8,002	(2,440)	(2,240)	1,354
Minority interests	586	(575)	(287)	61	204
Net income	¥ 21,453	¥ 5,576	¥ 11,642	¥ 9,321	¥ 14,082

The following tables show a breakdown of the Company's insurance premiums (not including ceding reinsurance commissions) by product line for the periods indicated:

	Year ended March 31,					
	2000		2001		2002	
	(Millions of yen, except percentages)					
Individual insurance	¥ 770,311	66.7%	¥ 715,098	65.2%	¥ 673,909	66.1%
Individual annuities	202,144	17.5%	199,754	18.2%	163,921	16.1%
Group insurance	31,929	2.8%	33,655	3.1%	35,572	3.5%
Group annuities	150,034	13.0%	147,859	13.5%	144,637	14.2%
Others	788	0.1%	822	0.1%	954	0.1%
Total	¥1,155,208	100.0%	¥1,097,191	100.0%	¥1,018,994	100.0%

	Six months ended September 30,			
	2001		2002	
	(Millions of yen, except percentages)			
Individual insurance	¥340,902	67.3%	¥320,072	68.9%
Individual annuities	87,963	17.4%	70,592	15.2%
Group insurance	16,459	3.2%	16,871	3.6%
Group annuities	60,892	12.0%	56,297	12.1%
Others	447	0.1%	498	0.1%
Total	¥506,666	100.0%	¥464,333	100.0%

Comparison of Six Months Ended September 30, 2002 with Six Months Ended September 30, 2001

Ordinary revenue. Ordinary revenue decreased ¥74,896 million, or 9.1%, to ¥744,075 million for the six months ended September 30, 2002 from ¥818,972 million for the six months ended September 30, 2001.

Income from insurance premiums decreased ¥42,305 million, or 8.3%, to ¥464,374 million for the six months ended September 30, 2002 from ¥506,680 million for the six months ended September 30, 2001. This decrease was due mainly to the Company's shift in sales focus from savings-oriented products to protection-oriented products. Increased sales of protection-oriented products relative to savings-oriented products have led, and in the short-term will continue to lead to a temporary decline in premium income, because sales of savings-oriented products under which policyholders pay lump-sum, as opposed to monthly, premium payment have decreased, and will continue to decrease. In addition, while the Company's shift in sales focus from savings-oriented products to protection-oriented products led to an increase in benefits provided per policy and corresponding increase in premium income per policy, income from insurance premiums has recently decreased because the number of policies sold has declined. The shift to protection-oriented policies caused a decline in the number of policies because while a policyholder may purchase a number of savings-oriented policies, a policyholder generally purchases fewer protection-oriented policies, as such policies generally provide comparatively larger benefits.

The following table shows a breakdown of the Company's net investment income for the six months ended September 30, 2001 and 2002:

	Six months ended September 30,	
	2001	2002
	(Millions of yen)	
Net items:		
Gains (losses) on sale of securities, net	¥14,777	¥ 8,234
Gains (losses) from monetary trusts, net	(1,556)	3,702
Valuation gains (devaluation losses) on securities	(4,339)	(7,347)
Gains (losses) from derivatives	(894)	10,176
Foreign exchange gains (losses), net	1,927	(9,841)
Gains (losses) from separate accounts, net	(8,729)	(7,395)
Other investment income (expenses)	(807)	3,583
Investment income and gains:		
Interest, dividends and income from real estate for rent	82,463	75,376
Investment expenses and losses:		
Interest expense	(999)	(986)
Amortization of securities	—	—
Write-off of loans	(96)	(206)
Depreciation of real estate for rent	(1,265)	(1,177)
Net investment income	¥80,480	¥74,117

Net investment income decreased ¥6,363 million, or 7.9%, to ¥74,117 million for the six months ended September 30, 2002 from ¥80,480 million for the six months ended September 30, 2001. The decrease in net investment income was due mainly to a decrease in total assets, including a decrease in the carrying value of bonds and loans, as well as a decrease in returns on reinvestments. All of the Company's ¥6,180 million in devaluation losses on securities for the six months ended September 30, 2002 were due to devaluation losses with respect to the Company's marketable available-for-sale securities.

Other ordinary income decreased ¥38,796 million, or 19.2%, to ¥162,864 million for the six months ended September 30, 2002 from ¥201,661 million for the six months ended September 30, 2001. The decrease in other ordinary income was due primarily to a ¥49,315 million decrease in reversal of policy reserves from ¥178,239 million for the six months ended September 30, 2001 to ¥128,923 million for the six months ended September 30, 2002.

Ordinary expenses. Ordinary expenses decreased ¥81,706 million, or 10.1%, to ¥725,836 million for the six months ended September 30, 2002 from ¥807,542 million for the six months ended September 30, 2001. This decrease in ordinary expenses was due mainly to a ¥100,354 million decrease in payments of insurance claims and other payments from the six months ended September 30, 2001 to the six months ended September 30, 2002. Payments of maturity benefits declined 16.4% and payments related to policy surrenders declined 24.3% from the six months ended September 30, 2001 to the six months ended September 30, 2002.

Insurance claims and other payments decreased ¥100,354 million, or 14.1%, to ¥609,880 million for the six months ended September 30, 2002 from ¥710,234 million for the six months ended September 30, 2001. This decrease in insurance claims and other payments was due primarily to a ¥73,656 million decrease in payments of maturity benefits from ¥447,978 million for the six months ended September 30, 2001 to ¥374,322 million for the six months ended September 30, 2002, as well as a ¥29,233 million decrease in payments related to policy surrenders from ¥120,289 million for the six months ended September 30, 2001 to ¥91,056 million for the six months ended September 30, 2002.

Provision for policy and other reserves decreased ¥2,031 million, or 84.3%, to ¥379 million for the six months ended September 30, 2002 from ¥2,411 million for the six months ended September 30, 2001. For the six months ended September 30, 2001, the Company recognized as an expense ¥1,836 million in provision for reserve for outstanding claims, a component of provision for policy and other reserves. However, for the six months ended September 30, 2002, the Company reversed its provision for reserve for outstanding claims by ¥4,340 million because it paid outstanding maturity benefits that had not been paid on March 31, 2002 because it was not a business day.

Investment expenses increased ¥12,569 million, or 41.7%, to ¥42,719 million for the six months ended September 30, 2002 from ¥30,150 million for the six months ended September 30, 2001. This increase in investment expenses was due primarily to a ¥9,841 million increase in foreign exchanges losses, a ¥3,168 million increase in losses on sale of securities and a ¥3,008 million increase in devaluation losses on securities.

Operating expenses decreased ¥948 million, or 2.2%, to ¥42,239 million for the six months ended September 30, 2002 from ¥43,187 million for the six months ended September 30, 2001. This decrease in operating expenses was due mainly to a change in recognition of approximately ¥1,200 million in building management and other related costs from operating expenses to other ordinary expenses, as a result of the establishment of Taiyo Building Management Co., Ltd. ("Taiyo Building Management"), a consolidated subsidiary.

Other ordinary expenses, which consist mainly of payments related to previously withheld insurance payments, taxes other than income taxes, depreciation and amortization costs and a reserve for employee retirement benefits, increased ¥8,110 million, or 37.8%, to ¥29,568 million for the six months ended September 30, 2002 from ¥21,458 million for the six months ended September 30, 2001. This increase in other ordinary expenses was due mainly to an increase of ¥4,461 million in payments related to previously withheld insurance payments, as well as an increase of ¥3,953 million in other ordinary expenses related to the conveyance of the business of Daido Life Leasing Co., Ltd. to T&D Taiyo Daido Lease Ltd., a consolidated subsidiary, and the establishment of Taiyo Building Management.

Ordinary profit. As a result of the foregoing, ordinary profit increased ¥6,809 million, or 59.6%, to ¥18,239 million for the six months ended September 30, 2002 from ¥11,429 million for the six months ended September 30, 2001.

Extraordinary gains. Extraordinary gains increased ¥1,436 million, or 194.1%, to ¥2,177 million for the six months ended September 30, 2002 from ¥740 million for the six months ended September 30, 2001. The increase in extraordinary gains was due primarily to a ¥1,564 million increase in reversal of reserve for possible loan losses from ¥524 million for the six months ended September 30, 2001 to ¥2,088 million for the six months ended September 30, 2002.

Extraordinary losses. Extraordinary losses decreased ¥1,072 million, or 39.4%, to ¥1,653 million for the six months ended September 30, 2002 from ¥2,726 million for the six months ended September 30, 2001. The decrease in extraordinary losses was due primarily to a ¥1,319 million decrease in losses on sale, disposal and

devaluation of property and equipment from ¥1,583 million for the six months ended September 30, 2001 to ¥264 million for the six months ended September 30, 2002.

Income before income taxes. As a result of the foregoing, income before income taxes increased ¥9,319 million, or 98.7%, to ¥18,763 million for the six months ended September 30, 2002 from ¥9,443 million for the six months ended September 30, 2001.

Income taxes. Income taxes, after taking into account the effect of deferred income taxes, were ¥4,476 million for the six months ended September 30, 2002 compared with ¥61 million for the six months ended September 30, 2001. The Company is subject to a number of different taxes in Japan, including corporate (national) and inhabitants (local) taxes based on income, which, in the aggregate, amounted to statutory tax rates of approximately 36.1% for each of the six months ended September 30, 2001 and 2002. The Company's effective tax rate was considerably lower than the statutory tax rate mainly because the amount transferred to reserve for policyholder dividends is deducted from taxable income.

Net income. As a result of the foregoing, and taking into account the exclusion of minority interests, net income increased ¥4,761 million, or 51.1%, to ¥14,082 million for the six months ended September 30, 2002 from ¥9,321 million for the six months ended September 30, 2001.

Comparison of Fiscal 2001 with Fiscal 2000

Ordinary revenue. Ordinary revenue increased ¥205,045 million, or 14.7%, to ¥1,603,506 million in fiscal 2001 from ¥1,398,460 million in fiscal 2000. Declines in income from insurance premiums and investment income were offset by an increase in other ordinary income.

Income from insurance premiums decreased ¥78,330 million, or 7.1%, to ¥1,019,041 million in fiscal 2001 from ¥1,097,372 million in fiscal 2000 primarily due to the Company's increased emphasis on selling protection-oriented products instead of savings-oriented products. On average, protection-oriented products have lower premium levels but higher margins, calculated as profit as a percentage of premiums, than savings-oriented products. Reduced sales of lower-margin, lump-sum, advance premium payment endowment insurance policies and individual annuity insurance also contributed to the decrease. Income from insurance premiums for advance payment products declined 54.2% from the previous year to ¥56,697 million.

The following table shows a breakdown of the Company's net investment income in fiscal 2000 and 2001:

	Year ended March 31,	
	2001	2002
	(Millions of yen)	
Net items:		
Gains (losses) on sale of securities, net	¥ 57,789	¥ 29,230
Gains (losses) from monetary trusts, net	(13,226)	(430)
Valuation gains (devaluation losses) on securities	(5,992)	(3,174)
Gains (losses) from derivatives	(26,401)	(26,117)
Foreign exchange gains (losses), net	(65)	11,243
Gains (losses) from separate accounts, net	(4,638)	(6,184)
Other investment income (expenses)	(2,199)	936
Investment income and gains:		
Interest, dividends and income from real estate for rent	171,400	162,688
Investment expenses and losses:		
Interest expense	(2,021)	(1,986)
Amortization of securities	(49)	(260)
Write-off of loans	(1,317)	(161)
Depreciation of real estate for rent	(2,659)	(2,545)
Net investment income	¥170,617	¥163,238

Net investment income decreased ¥7,378 million, or 4.3%, to ¥163,238 million in fiscal 2001 from ¥170,617 million in fiscal 2000 primarily as a result of a decline in yields on funds invested in bonds and loans, stemming from the extremely low level of interest rates in Japan, as well as a decline in stock dividend income. The average investment yield based on net investment income for the Company's general account investments in domestic stocks declined from 6.46% in fiscal 2000 to 0.82% in fiscal 2001. The average investments yield for the Company's general account investments in monetary trusts improved from a negative yield of 11.99% in fiscal 2000 to a negative yield of 0.44% in fiscal 2001. In addition, net gains on the sale of securities decreased

¥28,559 million, or 49.4%, to ¥29,230 million in fiscal 2001. This decrease is due to a ¥27,435 million decrease in gains on sale of securities, while losses on sale of securities remained relatively level. Losses from derivatives used mainly to hedge against foreign exchange losses, ¥26,401 million in fiscal 2000 and ¥26,117 million in fiscal 2001, continued to affect net investment income. The decrease in net investment income was partially offset by continued depreciation of the yen and the adoption of hedge accounting for financial instruments which resulted in a foreign exchange gain of ¥11,243 million. Net unrealized gains on securities, shown as a component of equity on the balance sheet, declined from ¥150,685 million in fiscal 2000 to ¥30,264 million in fiscal 2001.

Other ordinary income increased ¥304,836 million, or 870.2%, to ¥339,867 million in fiscal 2001 from ¥35,030 million in fiscal 2000 due mainly to a reversal of policy reserves of ¥287,124 million. A reversal of policy reserves was incurred in fiscal 2001 as a result of a ¥250,798 million increase from fiscal 2000 in benefits paid at maturity for short-maturity endowment insurance. Ordinary income also increased because of an increase in withheld insurance payments which increased from ¥22,941 million in fiscal 2000 to ¥39,322 million in fiscal 2001. The increase in withheld insurance payments corresponded to an increase in the number of policies reaching maturity in fiscal 2001.

Ordinary expenses. Ordinary expenses increased ¥208,875 million, or 15.2%, to ¥1,585,475 million in fiscal 2001 from ¥1,376,600 million in fiscal 2000.

Insurance claims and other payments increased ¥231,335 million, or 20.3%, to ¥1,368,304 million in fiscal 2001 from ¥1,136,968 million in fiscal 2000 primarily due to a 41.1% increase in benefits paid at maturity to ¥861,260 million. The increase was partially offset by a reduction in policy surrender payments for group annuities of ¥44,899 million.

Provision for policy and other reserves decreased ¥17,754 million, or 79.1%, to ¥4,696 million in fiscal 2001 from ¥22,450 million in fiscal 2000 primarily due to a reduction in provision for policy reserve related to individual insurance products. The reduction was caused by an increase in benefit payments in fiscal 2001 due to the maturation of the Company's short-term endowment insurance policies with a seven-year maturity, which were first sold in 1994.

Investment expenses decreased ¥14,431 million or 15.1%, to ¥81,008 million in fiscal 2001 from ¥95,440 million in fiscal 2000 as a result of a ¥12,795 million decline in net losses from monetary trusts and a ¥2,818 million decline in devaluation losses on securities.

Operating expenses increased ¥2,688 million, or 3.3%, to ¥84,869 million in fiscal 2001 from ¥82,180 million in fiscal 2000 due primarily to an increase in new business related expenses and costs associated with organizational changes.

Other ordinary expenses increased ¥7,146 million, or 18.1%, to ¥46,597 million in fiscal 2001 from ¥39,451 million in fiscal 2000 due mainly to a ¥2,979 million increase in payments related to withheld insurance claims and a ¥1,321 million increase in employee retirement benefit payments.

Ordinary profit. As a result of the foregoing, ordinary profit decreased ¥3,829 million, or 17.5%, to ¥18,030 million in fiscal 2001 from ¥21,860 million in fiscal 2000.

Extraordinary gains. Extraordinary gains decreased ¥14,105 million, or 90.7%, to ¥1,448 million in fiscal 2001 from ¥15,553 million in fiscal 2000 primarily due to decreases in reversal of reserve for possible loan losses and in gains on sale of property and equipment.

Extraordinary losses. Extraordinary losses decreased ¥14,729 million, or 61.8%, to ¥9,111 million in fiscal 2001 from ¥23,841 million in fiscal 2000 primarily due to the one-time nature of the charges in fiscal 2000 of ¥8,776 million relating to the adoption of a new accounting standard for retirement benefits and ¥12,627 million relating to losses on sale, disposal and devaluation of property and equipment. In contrast, extraordinary losses in fiscal 2001 were primarily due to a ¥6,929 million provision for reserve for price fluctuation and ¥1,929 million in losses on sale, disposal and devaluation of property and equipment.

Income before income taxes. As a result of the foregoing, income before income taxes decreased ¥3,206 million, or 23.6%, to ¥10,367 million in fiscal 2001 from ¥13,573 million in fiscal 2000.

Income taxes. Income taxes, after taking into account the effect of deferred income taxes, were ¥(987) million in fiscal 2001 compared with ¥8,573 million in fiscal 2000. The Company's income taxes were negative in fiscal 2001 due primarily to the deduction from taxable income of the amount transferred to reserve for policyholder dividends.

Net income. As a result of the foregoing, and taking into account the exclusion of minority interests, net income increased ¥6,066 million, or 108.8%, to ¥11,642 million in fiscal 2001 from ¥5,576 million in fiscal 2000.

Comparison of Fiscal 2000 with Fiscal 1999

Ordinary revenue. Ordinary revenue decreased ¥87,050 million, or 5.9%, to ¥1,398,460 million in fiscal 2000 from ¥1,485,511 million in fiscal 1999.

Income from insurance premiums decreased ¥57,890 million, or 5.0%, to ¥1,097,372 million in fiscal 2000 from ¥1,155,263 million in fiscal 1999. The decrease reflected the Company's increased emphasis on protection-oriented products which on average have lower insurance premiums as compared to savings-oriented products as well as the Company's decreased focus on sales of advance premium payment products. Income from insurance premiums for advance payment products increased merely 0.2% from the previous year to ¥123,696 million.

The following table shows a breakdown of the Company's net investment income in fiscal 1999 and 2000:

	Year ended March 31,	
	2000	2001
	(Millions of yen)	
Net items:		
Gains (losses) on sale of securities, net	¥ 9,715	¥ 57,789
Gains (losses) from monetary trusts, net	16,317	(13,226)
Valuation gains (devaluation losses) on securities	(7,826)	(5,992)
Gains (losses) from derivatives	—	(26,401)
Foreign exchange gains (losses), net	11,271	(65)
Valuation gains (devaluation losses) on separate accounts, net	(1,242)	—
Gains (losses) from separate accounts, net	—	(4,638)
Other investment income (expenses)	(1,092)	(2,199)
Investment income and gains:		
Interest, dividends and income from real estate for rent	194,525	171,400
Gains on redemption of securities, net	730	—
Investment expenses and losses:		
Interest expense	(3,895)	(2,021)
Amortization of securities	(14,302)	(49)
Write-off of loans	(439)	(1,317)
Depreciation of real estate for rent	(2,822)	(2,659)
Net investment income	¥200,939	¥170,617

Net investment income decreased ¥30,321 million, or 15.1%, to ¥170,617 million in fiscal 2000 from ¥200,939 million in fiscal 1999. The decrease in net investment income was due primarily to a decline in yields on bonds and loans stemming from the extremely low level of interest rates in Japan as well as a decline in stock dividend income, which were partially offset by gains from the sale of securities.

Other ordinary income decreased ¥792 million, or 2.2%, to ¥35,030 million in fiscal 2000 from ¥35,823 million in fiscal 1999.

Ordinary expenses. Ordinary expenses decreased ¥86,364 million, or 5.9%, to ¥1,376,600 million in fiscal 2000 from ¥1,462,964 million in fiscal 1999.

Insurance claims and other payments increased ¥5,473 million, or 0.5%, to ¥1,136,968 million in fiscal 2000 from ¥1,131,495 million in fiscal 1999. The increase was due primarily to an increase in policy surrender payments, which was partially offset by a decrease in benefits paid at maturity as a result of an increase in the proportion of outstanding policies with longer maturities.

Provision for policy and other reserves decreased ¥92,558 million, or 80.5%, to ¥22,450 million in fiscal 2000 from ¥115,008 million in fiscal 1999. The change was due primarily to a reduction in provision for policy reserve related to individual insurance and group annuities. The reduction was caused by a large amount of benefit payments paid by the Company in fiscal 2000.

Investment expenses increased ¥2,143 million, or 2.3%, to ¥95,440 million in fiscal 2000 from ¥93,297 million in fiscal 1999 due primarily to the incorporation of losses on redemption of securities as a result of changes in accounting standards and losses on foreign currency exchange hedging instruments.

Operating expenses decreased ¥2,753 million, or 3.2%, to ¥82,180 million in fiscal 2000 from ¥84,933 million in fiscal 1999 due primarily to lower personnel costs.

Other ordinary expenses increased ¥1,222 million, or 3.2%, to ¥39,451 million in fiscal 2000 from ¥38,229 million in fiscal 1999 due primarily to a ¥1,074 million increase in payments related to withheld insurance claims and a ¥124 million increase in payments of retirement benefits for directors and corporate auditors.

Ordinary profit. As a result of the foregoing, ordinary profit decreased ¥685 million, or 3.0%, to ¥21,860 million in fiscal 2000 from ¥22,546 million in fiscal 1999.

Extraordinary gains. Extraordinary gains increased ¥7,756 million, or 99.5%, to ¥15,553 million in fiscal 2000 from ¥7,797 million in fiscal 1999 due primarily to an increase in reversal of reserve for possible loan losses and gains on sale of property and equipment.

Extraordinary losses. Extraordinary losses increased ¥17,598 million, or 281.9%, to ¥23,841 million in fiscal 2000 from ¥6,242 million in fiscal 1999. The increase was due primarily to a charge in fiscal 2000 of ¥8,776 million as a result of the adoption of a new accounting standard for retirement benefits as well as losses of ¥12,627 million on sale, disposal and devaluation of property and equipment. The increase in losses on sale, disposal and devaluation of property and equipment was due primarily to sales of real estate that had unrealized losses as well as devaluation losses related to the Company's real estate.

Income before income taxes. As a result of the foregoing, income before income taxes decreased ¥10,527 million, or 43.7%, to ¥13,573 million in fiscal 2000 from ¥24,101 million in fiscal 1999.

Income taxes. Income taxes, including deferred taxes, were ¥8,573 million in fiscal 2000 compared with ¥2,060 million in fiscal 1999. The statutory tax rate for the Company was approximately 36.1% for fiscal 2000 and 36.1% for fiscal 1999. The actual effective tax rate for fiscal 2000 was 63.2%, primarily due to the tax impact of transfers to reserve for policyholder dividends and the reserve fund for policyholder dividends.

Net income. As a result of the foregoing, and taking into account the exclusion of minority interests, net income decreased ¥15,877 million, or 74.0%, to ¥5,576 million in fiscal 2000 from ¥21,453 million in fiscal 1999.

Liquidity and Capital Resources

Liquidity and Liquidity Management

As of September 30, 2001 and 2002, the Company's cash and cash equivalents totaled ¥179,118 million and ¥177,753 million, respectively. The Company's principal cash requirements consist of insurance claims and other product-related payments, payments in connection with new investments, income and other taxes, operating expenses, payment of policyholder dividends, policy surrender payments and policy loans and, after the demutualization, payment of shareholder dividends. The Company's principal cash requirements, with the exception of payment of shareholder dividends, will not change after the Company's demutualization.

The fund (*kikin*) serves as capital for Japanese mutual life insurance companies. The principal contributors to funds of such companies, including the Company, historically have been banks. Unlike paid-in capital for joint stock corporations, however, the fund has a stated maturity and interest is paid on it on a subordinated basis, making the fund similar to subordinated debt. If the principal amount of the fund is repaid by insurance companies out of their net surplus, the repaid amounts are carried in the equity portion of the balance sheet as reserve for redemption of fund. A fund of ¥30,000 million was raised in fiscal 1999 and at that time the Company also had ¥1,000 million in reserve for redemption of fund. The annual interest on the newly raised fund was 2.22% and is being paid out of the Company's surplus as interest on the fund. In each of fiscal 2000, fiscal 2001 and the first half of fiscal 2002, the Company redeemed ¥3,000 million of the fund. In fiscal 2000, in addition to redeeming ¥3,000 million of the fund, thereby reducing the fund to ¥27,000 million, the Company also set aside ¥27,000 million of surplus from which the fund is to be redeemed. The total of the fund and the amount of surplus reserved for redemption of the fund generally remains the same. As of January 31, 2003, the balance of the fund was ¥21,000 million. As required by the Insurance Business Law, the Company will repay the entire amount of its fund prior to its demutualization. The remaining amount will be paid out of the surplus reserved for redemption of the fund.

The Company's other principal sources of cash consist of life insurance and annuity premiums, investment income and proceeds from the sale or maturity of investments. The Company's portfolio of liquid assets constitutes an additional source of cash to meet unexpected cash outflows. These liquid assets include cash and deposits, publicly-traded stocks and bonds categorized as marketable available-for-sale securities.

For the six months ended September 30, 2002, net cash used in financing activities totaled ¥1,755 million, a ¥792 million increase from the six months ended September 30, 2001. This increase is a result of a ¥835 million increase in repayment of debt, as compared with the six months ended September 30, 2001. As of September 30, 2002, the Company had subordinated loan agreements, totalling ¥85,000 million, with numerous Japanese banks. In addition, the Company has an overdraft facility with a Japanese bank in the amount of ¥30,000 million to meet its operational funding requirements. In July 2002, the Company securitized a portion of its housing loan receivables. Of the ¥32,369 million in principal of the securitized housing loan receivables, ¥30,000 million in preferred beneficial rights has been assigned to qualified institutional investors and the remaining subordinated portion of ¥2,369 million has been retained by the company. Under certain circumstances, including a situation in which the balance of preferred beneficial rights falls to 10% of less of the initial balance, the Company may, but is not obliged to, buy back the housing loan receivables. Although each of the housing loans in the subordinated portion of the securitization are guaranteed by Taiyo Credit Guarantee Co., Ltd., a subsidiary in which the Company has a 27.0% equity interest, as of January 31, 2003, the Company may sustain a loss with respect to the subordinated portion should the creditworthiness of the original debtors of the housing loans deteriorate. The Company will continue to collect and manage the housing loan receivables.

The Company has no current plans to use debt financing other than bank loans and securitizations of its housing loans as a supplemental source of cash, but may do so in the future. For example, the Company may issue debt securities, including convertible debt securities. In addition, the Company will be able to conduct equity financings after demutualization, including additional equity issuances and share exchanges. Although the Company has no current plans to conduct debt or equity financings, it may do so in the future.

Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet obligations to policyholders and normal operating expenses as they are incurred. Remaining positive cash flow from operations is generally used to increase the asset base to provide funds to meet future insurance claims and other product-related payments and for writing and acquiring new policies. In certain years, however, occurrences such as a decline in insurance premiums, an increase in payment of insurance claims or surrender payments, or an outflow of cash due to a major event, catastrophe or natural disaster may lead to a negative cash flow in such years. For example, in fiscal 2001, the Company experienced negative cash flow from operations due to a large increase in benefits paid at maturity with respect to the Company's short-term endowment insurance policies with a seven-year maturity, which were first sold in April 1994 but discontinued in December 1995. The Company anticipates the level of its maturity benefit payments to decrease as the Company fulfills its maturity payment obligations with respect to the last of the seven-year maturity policies sold. For the six months ended September 30, 2002, net cash used in operating activities totaled ¥124,511 million, a ¥34,566 million decrease from the six months ended September 30, 2001. This decrease is a result of a ¥49,315 million decline in the line item decrease in policy reserve. This decline in policy reserve was caused by a decrease in maturity benefit payments, as compared with the six months ended September 30, 2001. The Company generally maintains investment programs intended to provide adequate funds to pay insurance claims and other product-related payments without materially disrupting its operating and investing activities.

The Company seeks, to the extent possible, to manage the maturity and liquidity mix of its investments to match the projected payment needs related to its products. Accordingly, the Company classifies its investments based on their level of liquidity. Domestic bonds form the largest portion of the Company's general account investment portfolio. Of the domestic bonds held by the Company, as of September 30, 2002, 6.7% was categorized as held-to-maturity securities which are carried at amortized cost on the Company's balance sheet and are not marked to market. Japanese GAAP requires recategorizing all of a company's held-to-maturity securities as available-for-sale securities carried at fair market value upon the sale prior to maturity of any bond categorized as a held-to-maturity security. In November 2003, the Company reclassified held-to-maturity debt securities with book value of ¥152,858 million as available-for-sale securities. As a result, such securities will be marked to market at the end of fiscal 2002 and any tax effects will be reflected in equity.

For the six months ended September 30, 2002, net cash provided by investing activities totaled ¥149,865 million, a ¥90,324 million increase from the six months ended September 30, 2001. This increase is a result of a ¥51,409 million increase in proceeds from monetary trusts exceeding investments in monetary trusts,

and a ¥120,310 million increase in proceeds from sale and redemption of securities exceeding the purchase of securities, as compared with the six months ended September 30, 2001.

Although the amount of policy surrenders is generally a liquidity concern to insurance companies, the Company's business, aside from group annuities, consists mainly of individual and group life insurance, the consumers of which are less sensitive to changes in interest rates. In addition, a substantial portion of the Company's assets consist of high-liquidity assets such as Japanese national government bonds and cash and deposits. Based on the foregoing, the Company believes it is well positioned from a liquidity standpoint.

The Company's management believes that its sources of cash are adequate to meet its current cash requirements.

Policies in Force and New Policies

The following tables show changes in the composition of policy amounts in force of the Company's main product lines for fiscal 1999, 2000 and 2001:

Individual Insurance

	Year ended March 31,					
	2000		2001		2002	
	Number of policies	Policy amount	Number of policies	Policy amount	Number of policies	Policy amount
	(Millions of yen, except number of policies)					
At the beginning of the year	6,404,794	¥10,186,798	5,850,634	¥10,034,029	5,357,174	¥ 9,958,805
New policies	446,967	1,333,233	398,067	1,458,164	453,164	2,047,965
Renewals	143,578	117,902	136,713	118,322	188,999	157,022
Reinstatements	6,991	20,522	6,034	23,473	5,632	27,345
Increase in insured amount	—	—	—	—	—	2
Increase from conversion	—	—	—	—	—	—
Other increase	19,345	53,927	21,804	59,441	20,937	55,124
Death	(32,264)	(36,327)	(29,436)	(35,116)	(26,711)	(33,315)
Maturity	(793,039)	(803,189)	(691,139)	(740,177)	(1,050,088)	(986,751)
Decrease in insured amount	(50,907)	(38,453)	(36,671)	(33,329)	(27,879)	(31,263)
Decrease from conversion	—	—	—	—	—	—
Surrender	(279,727)	(588,700)	(269,165)	(656,422)	(221,176)	(669,990)
Lapse	(42,558)	(138,419)	(41,834)	(191,151)	(39,471)	(230,083)
Other decrease	(23,453)	(73,263)	(24,504)	(78,427)	(23,591)	(77,541)
At year-end	5,850,634	10,034,029	5,357,174	9,958,805	4,664,869	10,217,320
Net increase	(554,160)	(152,768)	(493,460)	(75,224)	(692,305)	258,515

Individual Annuities

	Year ended March 31,					
	2000		2001		2002	
	Number of policies	Policy amount[(1)]	Number of policies	Policy amount[(1)]	Number of policies	Policy amount[(1)]
	(Millions of yen, except number of policies)					
At the beginning of the year	1,579,041	¥ 4,942,343	1,662,670	¥ 5,150,971	1,699,938	¥ 5,213,729
New policies	180,441	514,408	160,953	473,607	54,699	140,190
Reinstatements	2,185	7,999	1,785	6,662	1,131	4,382
Increase in amount	10,438	23,191	6,452	17,052	1,909	9,140
Increase from conversion	—	—	—	—	—	—
Other increase	63,223	175,426	76,469	216,791	86,896	292,684
Death	(4,576)	(11,409)	(4,909)	(12,339)	(5,028)	(12,349)
Termination of payment	(869)	(319)	(2,164)	(727)	(4,151)	(1,324)
Decrease in amount	(7,237)	(20,308)	(8,144)	(25,934)	(8,127)	(29,750)
Decrease from conversion	—	—	—	—	—	—
Surrender	(77,210)	(225,589)	(102,716)	(309,740)	(96,023)	(285,686)
Lapse	(14,498)	(46,134)	(13,526)	(43,801)	(7,361)	(23,920)
Other decrease	(65,067)	(184,715)	(78,624)	(228,877)	(88,820)	(255,512)
At year-end	1,662,670	5,150,971	1,699,938	5,213,729	1,641,281	5,015,596
Net increase	83,629	208,627	37,268	62,758	(58,657)	(198,132)

Note:

(1) Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced. Because the amount of policy reserves changes over time, in contrast to the static nature of policy amounts of insurance policies, the amount of net increase in the policy amount column does not match the total of the individual items.

Group Insurance

	Year ended March 31,					
	2000		2001		2002	
	Number of insured	Policy amount	Number of insured	Policy amount	Number of insured	Policy amount
	(Millions of yen, except number of insured)					
At the beginning of the year	20,793,197	¥ 9,689,763	20,881,773	¥10,204,689	26,716,627	¥10,378,308
New policies	274,399	181,594	7,116,502	77,808	1,058,504	275,098
Renewals	10,688,311	6,750,386	9,388,711	6,570,746	14,292,905	6,577,354
Reinstatement	29,016	3,866	26,553	3,466	24,875	4,255
Half-finished entry	4,139,303	687,348	5,200,290	702,828	5,252,388	831,129
Increase in insured amount	101,562,358	386,298	118,678,149	233,621	138,975,686	602,453
Other increase	2,357	3,032	1,219	21,283	362,294	1,240,484
Death	(55,160)	(17,612)	(72,238)	(17,836)	(81,879)	(18,422)
Maturity	(10,944,036)	(6,640,919)	(9,469,594)	(6,484,267)	(14,455,977)	(6,635,156)
Decrease in insured amount	(102,017,768)	(132,831)	(120,406,509)	(201,806)	(139,369,521)	(132,945)
Surrender	(13,960)	(12,982)	(1,809,892)	(44,249)	(558,943)	(1,404,905)
Lapse	—	—	—	—	—	—
Other decrease	(31,756)	(13,286)	(35,333)	(15,194)	(31,070)	(8,419)
At year-end	20,881,773	10,204,689	26,716,627	10,378,308	27,840,482	11,022,784
Net increase	88,576	514,925	5,834,854	173,618	1,123,855	644,475

Group Annuities

	Year ended March 31,					
	2000		2001		2002	
	Number of insured[1]	Policy amount[2]	Number of insured[1]	Policy amount[2]	Number of insured[1]	Policy amount[2]
	(Millions of yen, except number of insured)					
At the beginning of the year	10,092,006	¥739,589	10,030,953	¥781,343	9,751,315	¥788,777
New policies	172,766	230	69,740	46	64,970	31
Annuity payments	(1,311,972)	(12,069)	(1,112,588)	(12,016)	(1,056,705)	(12,346)
Lump sum payments	(603,912)	(50,345)	(605,181)	(57,388)	(636,086)	(50,032)
Surrender	(154,078)	(33,407)	(256,403)	(69,136)	(159,587)	(45,004)
At year-end	10,030,953	781,343	9,751,315	788,777	9,449,470	813,240
Net increase	(61,053)	41,754	(279,638)	7,433	(301,845)	24,462

Notes:

(1) The table does not include new insured persons entered, and insured persons exiting without benefit payments, with respect to an existing group annuity contract during each respective period. As a result, the amount of net increase in the number of insured column does not match the total of the individual items.

(2) The new policy amount is equal to the initial premium payment and the total policy amount in force is equal to the amount of outstanding corresponding policy reserves. Because the amount of policy reserves changes over time, in contrast to the static nature of policy amounts of insurance policies, the amount of net increase in the policy amount column does not match the total of the individual items.

The new policy amount for individual insurance and individual annuities for the first half of fiscal 2002 ended September 30, 2002 declined 2.2% to ¥1,050,809 million from ¥1,074,425 million for the first half of fiscal 2001 ended September 30, 2001. This decline was due to the Company's shift in sales from savings-oriented products to protection-oriented products. However, the new policy amount for individual insurance increased 3.0% to ¥1,008,092 million for the first half of fiscal 2002 ended September 30, 2002 from ¥978,283 million for the first half of fiscal 2001 ended September 30, 2001. While the amount of surrenders and lapses of policies increased 6.1% from ¥605,566 million for the first half of fiscal 2001 ended September 30, 2001 to ¥642,396 million for the first half of fiscal 2002 ended September 30, 2002, this increase was due to the Company's shift from savings-oriented products to protection-oriented products, which generally offer larger benefits per policy and corresponding larger surrender payments. The number of cancellations and surrenders actually decreased 12.3% from the first half of fiscal 2001 ended September 30, 2001 to the first half of fiscal 2002 ended September 30, 2002. Despite the decrease in new policy amount for individual insurance and individual annuities and an increase in the amount of cancellations and lapses of policies for the first half of fiscal 2002 ended September 30, 2002 as compared to the first half of fiscal 2001 ended September 30, 2001, the total policy amount in force for individual insurance and individual annuities for the first half of fiscal 2002 ended September 30, 2002 increased 0.3% to ¥15,173,403 million from ¥15,123,922 million for the first half of fiscal 2001 ended September 30, 2001. This increase in total policy amount in force for individual insurance and individual annuities was due mainly to a decrease in the number of policies reaching maturity.

Separate Accounts

Assets related to the Company's individual variable insurance and group annuity products, including group employee pension fund insurance and national pension fund insurance, are allocated to the Company's separate account. Separate account assets and liabilities represent funds that are administered and invested by the Company to meet specific investment objectives of policyholders. In fiscal 2001, the Company received investment advice with respect to investments of all of its separate account assets from T&D Asset Management. The following table shows the amount of separate account assets as of the dates indicated:

	As of March 31,			As of September 30,
	2000	2001	2002	2002
	(Millions of yen)			
Individual variable insurance	¥ 16,985	¥16,287	¥14,947	¥13,702
Group annuity products	110,113	82,649	68,384	57,966
Total separate account assets	¥127,098	¥98,936	¥83,332	¥71,669

The following table shows the policy amount in force for individual variable insurance and group annuity products at the dates indicated:

	As of March 31,			As of September 30,
	2000	2001	2002	2002
	(Millions of yen)			
Individual variable insurance	¥ 2,536	¥ 2,550	¥ 2,500	¥ 2,422
Group annuity products	110,113	82,649	68,384	56,955

The difference between separate account assets relating to individual variable insurance and the policy amount in force for individual variable insurance is due to the borrowing of funds from the general account.

Policy Reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The minimum amount to be set aside as policy reserve is determined based on actuarial calculations performed in accordance with regulations. Although these regulations allow for a number of alternative methods of calculation, the Company uses the net level premium method of calculation. This method assumes a constant amount of pure insurance premiums over the term of the relevant policy in calculating the amount of reserve required to fund all future policy benefits. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate established by the FSA and the mortality rate set by the Institute of Actuaries of Japan and confirmed by the Commissioner of the FSA. The net premium level method does not allow policy acquisition costs, which are higher in the first year of the policy, to be offset against the amount of provision for policy reserve required. The Company recognizes insurance claims expense on the full amount of claims paid, even if previously reserved against in the policy reserve. The amount of policy reserves thereby retained is applied against anticipated future claims, correspondingly reducing the amount of reserves recognized as expense.

In addition to policy reserve amounts related to expected future insurance claims and other payments, a contingency reserve is included in the policy reserve to account for the risk of insurance payment events occurring at a higher than expected rate and the risk of investment yields of the Company being lower than the assumed investment yields related to outstanding policies. See "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation". The Company's contingency reserves declined 49.5%, from ¥106,349 million in fiscal 2000 to ¥53,710 million in fiscal 2001, due to the Company's reversal of its contingency reserves by ¥52,638 million. Such reversal was not to offset capital losses, but instead, to offset the Company's increase in its provision for policy reserves. The Company increased its provision for policy reserves by ¥57,484 million as a one-time expense in fiscal 2001, thereby recognizing in that year expenses it would otherwise have recognized in later years. The Company increased its provision for policy reserves by an amount that would be sufficient for it to assume a future annual investment yield of 1% after fiscal 2001. The increase reduced the Company's investment yield risk primarily with respect to its individual annuity products written in or before 1995 for which payments had commenced, that had guaranteed rates of return greater than 5%. As a result, the average assumed investment yield for the Company's individual policies decreased.

The following is a breakdown of the Company's policy reserve by product line and contingency reserve for the dates shown:

	As of March 31,						As of September 30,	
	2000		2001		2002		2002	
	(Millions of yen, except percentages)							
Policy reserve:								
Individual insurance	¥3,464,644	52.3%	¥3,362,804	50.6%	¥2,972,105	46.7%	¥2,828,151	45.4%
Individual annuities	2,265,912	34.2	2,375,516	35.7	2,506,352	39.4	2,527,097	40.6
Group insurance	7,282	0.1	8,252	0.1	9,382	0.1	9,274	0.1
Group annuities	781,343	11.8	788,777	11.9	813,240	12.8	807,309	13.0
Other	4,236	0.1	4,272	0.1	4,057	0.1	4,010	0.1
Contingency reserve	101,367	1.5	106,349	1.6	53,710	0.8	54,080	0.9
Total	¥6,624,787	100.0%	¥6,645,972	100.0%	¥6,358,848	100.0%	¥6,229,924	100.0%

Land Revaluation

As permitted by Japan's adoption of the Land Revaluation Law, which became effective in 1998, the Company revalued all of its land for operating purposes as of March 31, 2002. In accordance with the Land Revaluation Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains and losses after the initial revaluation are not reflected in the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are included as a separate component of equity, net of income taxes, and are reflected in the line item Deferred Tax Assets on Land Revaluation. Book values of land for operating purposes before and after the revaluation were ¥143,340 million and ¥110,220 million, respectively. As a result, after taking into account the tax effects of such revaluation, total assets and equity each decreased by ¥21,163 million as of March 31, 2002 and ¥21,241 million as of September 30, 2002.

Solvency Margin Ratio

In 1996, the Japanese government introduced a new standard, the solvency margin ratio, to measure the financial soundness of life insurance companies to provide for better policyholder protection under a system of prompt corrective action. The solvency margin ratio is a measure of capital adequacy which is calculated by dividing the solvency margin (the company's equity, plus its unrealized gains/losses on assets, subordinated debt and other items) by a quantified measure of the total risk borne by the company, all on a non-consolidated basis. Insurance companies with solvency margin ratios of 200% or higher are considered sound and not requiring prompt corrective action. If the ratio falls below 200%, the Commissioner of the FSA may order the insurer to submit a plan for capital reinforcement. If it falls below 100%, the Commissioner may order a suspension of shareholder and policyholder dividend payments and director compensation. If it falls below 0%, the Commissioner may suspend operations of the company. As of September 30, 2002, the Company's solvency margin ratio was 783.1%. See "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation".

The following table shows the Company's solvency margin ratio, and information related to its calculation, at the dates indicated:

	As of March 31, 2002	As of September 30, 2002
	(Millions of yen)	
Equity (less certain items)[1]	¥132,220	¥140,623
Reserve for price fluctuations	54,911	55,996
Contingency reserve	53,710	54,080
Reserve for possible loan losses	4,581	2,338
Net unrealized gains on securities (before tax) × 90%	42,898	6,022
Net unrealized gains (losses) on real estate (× 85%, if gains; × 100%, if losses)	(9)	(1,227)
Qualifying subordinated debt	85,000	85,000
Excluded items[2]	(10,000)	(15,000)
Other	223,128	219,234
Total solvency margin	¥586,439	¥547,067
Insurance risk	32,255	32,509
Assumed investment yield risk	35,416	32,202
Investment risk	110,412	100,280
Business risk	3,561	3,299
Total risk[3]	¥152,915	¥139,713
Solvency margin ratio[4]	767.0%	783.1%

Notes:

(1) "Equity (less certain items)" is equal to "Total net worth" as reflected on the balance sheet minus "Expected disbursements from equity to outside the Company" and "Gains on revaluation".

(2) "Excluded items" refers to investments in T&D Financial Life. See "— Recent Developments".

(3) Total risk = $\sqrt{(\text{insurance risk})^2 + (\text{assumed investment yield risk} + \text{investment risk})^2} + (\text{business risk})$

(4) Solvency margin ratio = $\frac{(\text{total solvency margin})}{(\text{total risk}) \times \frac{1}{2}} \times 100$

The solvency margin ratio decreased from 1,050.3% as of March 31, 2000 to 806.8% as of March 31, 2001. The decrease was due primarily to the Company's change in accounting standards in fiscal 2000 that reflect the decline in value of the Company's equity holdings corresponding to a general decline in stock market conditions. Despite a decrease in the Company's total solvency margin from ¥586,439 million as of March 31, 2002 to ¥547,067 million as of September 30, 2002, the Company's solvency margin ratio increased to 783.1%. This increase was due mainly to a decrease in investment risk arising from a decrease in price fluctuation risk, as well as a decrease in assumed investment yield risk as products with high guaranteed rates of return continued to mature.

Adjusted Net Assets

Adjusted net assets is an amount equal to the sum of assets (such as marketable securities and real estate with readily obtainable fair value) reflected in the balance sheet and certain liabilities treated as assets (such as the reserve for price fluctuation and the contingency reserve), *minus* liabilities reflected on the balance sheet (excluding those liabilities treated as assets in this calculation). The FSA examines adjusted net assets to determine whether a company is functionally insolvent for the purposes of applying FSA early-stage corrective measures.

For example, even if an insurance company's solvency margin ratio falls below 0%, if adjusted net assets is a positive amount or expected to be a positive amount, the Commissioner of the FSA may order a suspension of shareholder and policyholder dividend payments and director compensation rather than suspend operations of the company. Likewise, even if the solvency margin ratio is above 0%, if adjusted net assets is a negative amount or expected to be a negative amount, the Commissioner may suspend operations of the company.

As of March 31, 2001, the Company's adjusted net assets were ¥677,550 million, but due to the decline in the value of the Company's marketable securities, adjusted net assets fell to ¥455,632 million as of March 31, 2002. However, as of September 30, 2002, the Company's adjusted net assets rose to ¥473,291 million due to an increase in the value of the Company's investments in domestic bonds.

Financial Strength Ratings

The Company's financial strength ratings, which reflect each rating agency's current opinion of the Company's financial strength, operating performance and ability to meet its obligations to policyholders are as follows:

Rating agency	Rating	Rating structure
Standard & Poor's	A ("Strong"), outlook "negative" (as of November 27, 2002)	Third highest of nine rating categories and second highest within the category based on modifiers (e.g., A+, A and A– are "Strong")
Japan Credit Rating Agency, Ltd.	A (as of November 1, 2002)	Third highest of ten rating categories and the second highest within the category based on modifiers (e.g., A+, A and A– are within the same category)
Rating and Investment Information, Inc.	A (as of September 25, 2002)	Third highest of nine rating categories and second highest within the category based on modifiers (e.g., A+, A and A– are within the same category)

The Company's financial strength ratings reflect each rating agency's opinion of the Company's financial strength, operating performance and ability to meet its obligations to policyholders but are not evaluations directed toward the protection of holders of Shares. These financial strength ratings do not in any way reflect evaluations of the safety and security of the Shares and are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by the assigning rating agency. Each of these financial strength ratings should be evaluated independently.

In addition to the ratings listed in the above table, Moody's Investor Service has assigned a financial strength rating of Baa2 to the Company as of January 11, 1999 without solicitation from or information provided by the Company. On March 11, 2002, Moody's changed the outlook status of the Company's financial strength rating from "stable" to "negative".

Consolidated Cash Flows

The following table shows information about the Company's cash flows during fiscal 2000, 2001 and the six-month period ended September 30, 2002:

	Year ended March 31,		Six months ended September 30,
	2001	2002	2002
	(Millions of yen)		
Net cash provided by (used in) operating activities	¥ 6,394	¥(283,952)	¥(124,511)
Net cash provided by investing activities	12,330	164,870	149,865
Net cash used in financing activities	(6,120)	(1,145)	(1,755)
Effect of exchange rate changes on cash and cash equivalents	495	65	(24)
Net increase (decrease) in cash and cash equivalents	13,099	(120,162)	23,574
Cash and cash equivalents at beginning of year	282,792	295,891	154,178
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	—	(21,550)	—
Cash and cash equivalents at end of year or of September 30	¥295,891	¥ 154,178	¥ 177,753

Net cash used by operating activities was ¥124,511 million for the six months ended September 30, 2002. Net cash used in operating activities was ¥283,952 million for fiscal 2001 as compared to net cash provided by operating activities of ¥6,394 million for fiscal 2000. In fiscal 2001, the net use of cash of ¥283,952 million was due mainly to a ¥287,124 million increase in the amount of policy reserve and income from interest and dividends of ¥162,688 million.

Net cash provided by investing activities was ¥149,865 million for the six months ended September 30, 2002 and ¥164,870 million and ¥12,330 million for fiscal 2001 and 2000, respectively. In fiscal 2001, the increase in cash provided by investing activities was due mainly to a ¥188,789 million increase in cash resulting from a decrease in investments in monetary claims purchased and a concurrent increase of ¥5,544 million in proceeds from sale and redemption of monetary claims purchased.

Net cash used in financing activities was ¥1,755 million for the six months ended September 30, 2002 and ¥1,145 million and ¥6,120 million for fiscal 2001 and 2000, respectively. Each of these amounts consisted mainly of ¥3,000 million in fund repayments for each of fiscal 2000, fiscal 2001 and the six months ended September 30, 2002 and repayments of debt, partially offset by proceeds from the issuance of debt.

Risk Management

Risk Management Structure

In order to manage the variety of risks involved in operating an insurance company, the Board of Directors has established a Risk Management Policy and formed a centralized risk control committee to implement and enforce the policy. Under that committee, there are the following three specialist committees:

- *Investment risk specialist committee.* This committee manages market risk, credit risk and real estate risk related to the Company's investments. The committee focuses on the structure of the Company's basic portfolio and manages its returns. T&D Asset Management also performs a risk management function for the Company with regard to the Company's investments under its management. As of January 1, 2003, the investment risk specialist committee had 7 employees.

- *ALM specialist committee.* By employing a comprehensive approach to managing the balance sheet, the asset and liability management, or ALM, committee manages market risks as well as liquidity risk and insurance underwriting risk and other risks borne by the Company while at the same time targeting stable and sustainable returns. As of January 1, 2003, the ALM specialist committee had 11 employees.

- *Administrative/system-risk specialist committee.* This committee monitors back office functions as well as the analysis of investment performance. As of January 1, 2003, the administrative/system risk specialist committee had 8 employees.

This tripartite organizational structure promotes mutual checks and balances among the sections so that the goals of return maximization and risk minimization are balanced for the efficient management of market risk. In addition, the Company regularly reviews its investment portfolio and recommends any necessary shifts in investment policies to the Company's management committee.

As part of establishing a comprehensive system to manage risk, the Company also formed a total risk monitoring department in December 2001. The Company further checks the effectiveness of its risk management system by having the Company's Business Auditing Department implement an internal audit on a yearly basis.

Risk Categorization and Management

Market Risk

The Company measures, manages and monitors the market risk associated with its investments on a continuous basis. Market risk generally is the risk of loss resulting from changes in interest rates, stock prices and foreign exchange rates. The Company's general account assets, which constituted 98.9% of the Company's total assets as of September 30, 2002, are subject to market risk based on the Company's investment activities. Separate account assets, which are assets related to the Company's individual variable insurance and group variable annuities, form the remainder of the Company's total assets. The policyholders of these products bear the market risk related to separate account investments.

The Company has established and implemented comprehensive policies and procedures to manage the effects of potential market volatility. The Company quantifies its exposure to market risk by calculating its exposure to losses using the value-at-risk method and controls such risk by setting limits based on such exposure. In addition, the Company manages risk levels by investment type and places limits on derivatives transactions in order to maintain a certain degree of liquidity.

Interest rates. The Company's exposure to interest rate changes results from its significant holdings of bonds and its interest rate-sensitive liabilities. The bonds include Japanese government bonds, municipal bonds and corporate bonds, all of which are exposed to changes in medium- to long-term yen interest rates. The Company also has holdings in non-yen denominated bonds issued by foreign governments and corporations. Interest rate-sensitive liabilities include the Company's group annuity products with guaranteed rates of return that can be revised on an annual basis to reflect changes in market interest rates. The guaranteed rates of return of other products are generally fixed throughout their term. The Company also employs asset liability management techniques to reduce the adverse effects of interest rate volatility, including optimizing the characteristics of its investment portfolio in relation to its liabilities as well as the use of derivative instruments such as interest rate swaps. However, because a substantial portion of the Company's outstanding insurance and annuity products have a longer duration than that of its investments, a rise in interest rates generally will increase the Company's future profits while negatively impacting net unrealized gains on fixed-income securities in the immediate year and *vice versa.*

Stock prices. The Company's investments in stocks expose it to changes in stock prices. The Company manages this risk on an integrated basis with other market risks using the value-at-risk method and other risk management techniques.

Foreign exchange rate risk. The Company's exposure to fluctuations in foreign exchange rates results mainly from its holdings in non-yen denominated bonds and stocks. See "Business — Investments — Foreign Investment". The main currencies to which the Company has foreign exchange rate exposure are the U.S. dollar and the Euro, and to a lesser degree, the British pound and Swiss franc. The Company hedges its foreign exchange rate risk through the use of forward contracts, only a portion of which are subject to the deferral method of accounting. See "— Overview — Changes in Accounting Standards for Financial Instruments". The remaining risk is managed on an integrated basis with other market risks using the value-at-risk method and other risk management techniques. As of September 30, 2002, 61.8% of the Company's foreign exchange exposure was hedged.

The following table shows a breakdown of the Company's hedging of foreign currency exposure related to its foreign currency-denominated investments based on the type of foreign currency as of September 30, 2002:

	As of September 30, 2002			
	Carrying value of foreign currency-denominated investments	Current fair value of foreign exchange forward contracts	Current fair value of foreign exchange option contracts	Hedge percentage
	(Millions of yen, except percentages)			
U.S. dollar	¥381,313	¥220,403	¥10,249	60.5%
Euro	239,994	116,544	47,899	68.5
British pound	26,655	5,439	—	20.4
Total	¥647,962	¥342,387	¥58,148	61.8%

Note:

(1) The above table does not include foreign currency-denominated investments which are hedged by foreign exchange forward contracts that are subject to the deferral method of accounting, nor such foreign exchange forward contracts. See "Business — Investments — Foreign Investments". As such, any gains and losses on these foreign exchange forward contracts will be reflected currently in the statement of operations, whereas changes in the value of the foreign currency-denominated investments that are hedged by such contracts will not result in realized gains or losses until the investment is sold.

Credit Risk

Credit risk is the risk that borrowers of loans made by the Company may default on the payment of principal and interest when due. Issuers of bonds held by the Company may also default, although the Company believes this risk to be generally lower due to the higher credit quality of such issuers. As of September 30, 2002, 0.1% of the Company's loan portfolio consisted of non-accrual loans, and 0.5% consisted of loans overdue for three months or more or restructured loans, on a non-consolidated basis. For a description of the Company's loans, see "Business — Investments — Loans".

The Company, aided by the investment risk specialist committee, manages credit risk by assessing the credit risk of and assigning a credit rating to each of the Company's borrowers and by monitoring those borrowers that the Company determines fall below a certain standard. In addition, the Company monitors the mix of its loan portfolio by categorizing and diversifying its loans by borrower credit rating group in order to manage its risk of credit concentration. In addition to management of individual borrowers, the Company commenced periodic quantitative management of the credit risk of its overall loan portfolio beginning April 2002.

Real Estate Risk

Real estate risk is the risk that the Company's real estate related income may decrease due to a decline in rent, an insufficient number of tenants or other factors, or that real estate prices may generally decline due to market forces and affect the value of the Company's real estate holdings. For a description of the Company's real estate holdings, see "Business — Investments — Real Estate".

The Company, cognizant of the long-term nature of real estate investments, seeks to clearly define and adhere to established investment and evaluation standards in acquiring real estate. In addition, the Company, aided by the investment risk specialist committee, manages real estate risk by closely monitoring certain real estate investments according to the amount of unrealized capital losses and investment yields. If unrealized losses for a property reach maximum levels established by the Company or if investment return levels fall below minimum levels established by the Company, the sale of such property and other measures will be considered.

Liquidity Risk

Liquidity risk can be categorized into cash flow risk and market liquidity risk and are managed by the ALM specialist committee.

Cash Flow Risk. Cash flow risk is the risk that the Company may not have ready access to a sufficient amount of cash to meet its needs at any given time. A cash flow problem may arise due to a decline in insurance premiums, an increase in the Company's obligation to return premium payments, or an outflow of cash due to a major event or catastrophe. In such cases, the Company may suffer losses from disposing assets at discounted prices in order to secure cash.

The Company manages cash flow risk by categorizing its cash flow situation under one of four levels — "ordinary level", "cautionary level", "crisis level" or "enormous disaster level" — and follows established measures for each level to liquidate assets accordingly.

Market Liquidity Risk. Market liquidity risk is the risk that the Company will suffer investment losses from being unable to trade in the market or being compelled to trade at unfavorable prices due to a volatile or depressed market.

The Company manages market liquidity risk by establishing limits on the amount of low-liquidity investments held by the Company.

Insurance Underwriting Risk

Insurance underwriting risk is the risk that the Company's assumptions in establishing insurance premiums, in particular, assumptions with respect to mortality rates, investment yields and administrative expenses related to policies, may differ from actual mortality rates, investment yields, administrative expenses and other actual occurrences on which assumptions are made. If the actual mortality rate increases for a short-term period to above the mortality rate assumptions used by the Company in setting premiums, the Company's payments of claims and benefits will also increase, and the Company's earnings for such period may be lower than otherwise expected levels.

The Company recognizes the importance to its business and long-term results of managing insurance underwriting risk. Consequently, the Company evaluates and analyzes this insurance underwriting risk on existing policies and uses its analyses in developing new products or revising existing products.

Administrative Risk

Administrative risk is the risk that the Company's officers, employees and sales representatives neglect or fail to perform their duties. Administrative risk also includes employee misconduct, such as fraudulent activity, improper use or disclosure of confidential information and failure to comply with laws or the Company's compliance procedures. The Company's administrative/system-risk specialist committee manages administrative risk.

The Company, recognizing that administrative risks exist throughout its operations, has developed administrative rules and provides training to mitigate and prevent administrative risk and to implement proper and effective administrative procedures.

System Risk

System risk is the risk that the Company may suffer harm to its operations, including the management of its policies, the investment of its assets and the maintenance of statistics, due to risks related to its information technology systems. These risks include breakdowns, disasters, human errors, destruction, theft and illegal use. A major failure in the Company's information technology systems would disrupt, among other things, the servicing of customers at various branches and the investment of its assets, and may have longer-term consequences such as a loss of customer confidence which may result in policy cancellations. The Company's administrative/system-risk specialist committee manages system risk.

To manage system risk, the Company has established a system risk management system and a information security policy to protect its information technology assets from a variety of system risks.

Rumor risk

Rumor risk is the risk that the Company may suffer losses from an increase in surrendered insurance policies or a decrease in the signing of new contracts caused by the spread of information or rumors through policyholders, the media, the Internet, and otherwise regarding the financial stability of the Company or the life insurance industry in general.

The Company attempts to collect information about rumors that may contribute to rumor risks and strives to prevent their occurrence. In addition, the Company is prepared to take measures, such as the issuance of a press release, to minimize negative effects arising from rumors.

Affiliate risk

Affiliate risk is the risk that the Company may suffer losses arising from, among other things, the deterioration of an affiliate's financial condition or other negative developments affecting an affiliate.

To handle such risks, the Company is building a risk management system for each affiliate to facilitate their implementation of preventative and corrective measures and monitoring situations that may lead to affiliate risk.

Purpose

The primary purpose of the demutualization is to increase the Company's financial stability and potential for earnings growth. The Company is currently a mutual life insurance company owned through membership interests held by holders of the Company's insurance and annuity products with rights to receive policyholder dividends ("participating policyholders"). As such, the Company has had no share capital and, as a result, has been unable to procure additional funds through the issuance of equity securities or to conduct mergers or acquisitions utilizing its common stock. The Company believes that as a joint stock corporation it will be able to raise funds more efficiently to invest in new opportunities. The Company also believes that it will have greater flexibility in structuring business acquisitions and effecting other organizational changes, including the potential establishment, together with Daido Life, of a common holding company. The Company also seeks, through the demutualization, to enhance its ability to respond to changes in its industry environment. By becoming a public company upon listing the Shares on the Tokyo Stock Exchange, the Company expects that it will obtain valuable feedback from investors and enhance its transparency through comprehensive and timely disclosure of information, thereby earning greater trust and confidence from its customers.

Allotment of Shares to Eligible Policyholders

On April 1, 2003, the Company will convert from a mutual life insurance company to a joint stock corporation in accordance with the plan of reorganization and the Insurance Business Law. All membership interests held by participating policyholders will be extinguished on that date. In compensation for the extinguishment of their membership interests, the participating policyholders will be allotted the Company's Shares, including fractional shares, issuable upon its reorganization. March 31, 2002 has been set as the record date for determining the participating policyholders who are entitled to such allotment and for computing the number of Shares to be allotted to each of them. Accordingly, the participating policyholders who were registered in the Company's member registry as of March 31, 2002 (or "eligible policyholders") will be allotted an aggregate of 1,500,000 Shares in proportion to the amount of the relative contribution by the eligible policyholder to the Company's net assets as of March 31, 2002, as determined using actuarial calculations. In the case of eligible policyholders that are prohibited by law or regulation from holding shares of any company, such as welfare pension funds, the Insurance Business Law requires that the Company pay monetary compensation to such policyholders, in lieu of their allotment of Shares, in proportion to the amount of their relative contribution to the Company's net assets calculated in the manner described above. The amount of monetary compensation receivable by such policyholder will be equal to the amount of proceeds (before deduction of related expenses) receivable by any eligible policyholder to whom fractional shares will be allotted whose contribution to the Company's net assets is equal to that of the policyholder receiving the monetary compensation. If the amount of contribution by an eligible policyholder is zero or negative, no Shares will be allotted to such policyholder, nor will any monetary compensation be paid.

The amount of contribution by each eligible policyholder to the Company's net assets has been calculated on a policy-by-policy basis, aggregating the amounts of contribution with respect to the policies held by such holder and effective as of March 31, 2002. The amount of contribution with respect to each policy is equal to the total amount of premiums paid by the policyholder under the policy to the record date, plus the attributable portion of investment returns allocated to such policy, less:

- the attributable portion of insurance claims and other payments, refunds and other distributions (other than policyholder dividends), operational expenses and other disbursements and taxes;
- the actual amount of policyholder dividends allocated to the policy; and
- the amount to be reserved for the performance of the Company's obligations under the policy, which is calculated by the Company taking into consideration the policyholder's expected future contribution, using reasonable assumptions and discount rates.

The "attributable portion" means that portion attributable to a particular policy of the amount calculated by the Company for the relevant type of policy on the basis of its performance. The number of Shares to be allotted to each eligible policyholder was calculated by multiplying the total number of Shares issuable upon reorganization by a fraction of which the numerator is the amount of contribution by such policyholder and the denominator is the total amount of contribution by all eligible policyholders (excluding the amount of contribution by the eligible policyholders that are prohibited by laws or regulations from holding shares).

The following table shows the results of the allocation of Shares to eligible policyholders:

Policyholder	Number of policyholders	Percentage of total participating policyholders[2]	Number of Shares[1]	Percentage of total number of Shares to be issued[2]
Policyholders to whom at least one whole Share will be allotted	321,630	8.4%	603,038	40.2%
Policyholders to whom only fractional shares will be allotted	2,336,503	61.2	896,961	59.8
Policyholders to whom no Shares will be allotted	1,159,095	30.4	—	—
Policyholders who are prohibited by law or regulation from holding any Shares	156	0.0	—	—
Total	3,817,384	100.0%	1,500,000	100.0%

Notes:

(1) For "Number of shares," figures have been truncated at the decimal point.

(2) For "Percentage," fractions in two decimal places have been rounded to the nearest one decimal place. The number of shares of "Policyholders to whom at least one whole share will be allotted" includes fractions less than one Share. The figures above are as of March 31, 2002 and are subject to change as a result of inheritance of individual policyholders and business combinations of institutional policyholders.

The Insurance Business Law requires that Shares representing the aggregate of the fractional shares allotted to eligible policyholders be disposed of by the demutualizing insurance company and that the cash proceeds from the disposition be paid to the relevant policyholders after deducting the expenses relating to the disposition. The plan of demutualization contemplates that such disposition will be effected by way of an offering of such Shares. The Offerings constitute the offering of Shares contemplated by the plan of demutualization.

The whole number of Shares representing the aggregate of the fractional shares to be allotted to eligible policyholders will, upon issuance, be sold by the Company in the Offerings pursuant to the power and authority to dispose of such whole Shares vested in the Company under the Insurance Business Law. The proceeds from such sale (after deducting expenses related to the Offerings) will be distributed to those eligible policyholders in proportion to the numbers of the fractional shares allotted to them. The whole number of Shares representing a portion of the aggregate of the fractional shares are being sold in the International Offering. The whole number of Shares representing the remaining portion of the aggregate of the fractional shares which are not included in the International Offering are being sold in the Japanese Offering.

Under the Insurance Business Law and the Commercial Code, the manner of disposition of the Shares representing the aggregate of the fractional shares to be allotted to eligible policyholders, including the manner of determining the sale price, the purchasers (i.e., the Managers) and the timing of sale of those Shares, must receive court approval before the execution of the relevant underwriting agreements. An application for such court approval was filed by the Company with the Tokyo District Court on February 14, 2003, and court approval was obtained on the date of this Offering Circular.

Procedure of Demutualization

The procedure of demutualization prescribed by the Insurance Business Law is summarized below:

- A plan of demutualization must be approved by resolution of a meeting of members or, if the demutualizing insurance company conducts meetings with representatives of the member policyholders only, such meeting of representatives. In addition, at such meeting, members or their representatives must approve the articles of incorporation of the joint stock corporation resulting from the demutualization, and elect the directors and corporate auditors who will assume office upon demutualization.

- Within two weeks from the date of the resolution of the meeting of members or their representatives, a public notice must be given by the company stating the content of the resolution and certain other matters relating to the demutualization. The public notice must also state that any policyholder who objects to the demutualization may submit his or her objection to the company within a specified period, which period may not be less than one month. If the number of

the policyholders who have objected to the demutualization exceeds one-fifth of the total number of policyholders, and if the total amount held in reserves by the company for payment under the policies held by such policyholders exceeds one-fifth of the total amount reserved by the company for payment under the policies held by all policyholders, then the resolution of the meeting of members or their representatives will be void.

- The demutualization must be approved by the Commissioner of the FSA.

- Upon completion of the demutualization, the company must give public notice regarding the completion and certain other matters relating to the demutualization without delay.

- Within two or three weeks from the date of demutualization, an application for commercial registration must be filed by the Company with the appropriate registration office regarding the dissolution of the mutual life insurance company and the incorporation of the joint stock corporation.

- The Company's new shareholders, Directors, Corporate Auditors and, if any, liquidators and bankruptcy trustees, as well as creditors who did not approve the demutualization may bring a lawsuit to invalidate the demutualization within six months of the date of demutualization based on significant procedural defects or illegalities relating to the demutualization. Upon institution of such lawsuit, the Company must give public notice without delay. In the event that the reorganization is determined to be invalid, any outstanding shares shall be invalid from the date of such invalidation. It is unclear what rights, if any, holders of such shares will have in respect thereof. Although the Company believes transfers and any other transactions with respect to the shares that occur before the date of the invalidation will not be affected by such invalidation, any outstanding shares will be invalid from the date of invalidation. Should a court determine the demutualization to be invalid, the Company expects promptly to return to being a mutual life insurance company.

The plan of demutualization was approved by resolution of the policyholders' representatives meeting of the Company on July 30, 2002. At the same meeting, the Articles of Incorporation of the Company as a joint stock corporation were approved, and the Directors and Corporate Auditors who will assume office upon demutualization were elected. On July 31, 2002, the Company gave public notice with respect to the demutualization, as required by the Insurance Business Law, stating that policyholders objecting to the demutualization may submit their objection to the Company by September 30, 2002. There were 59 policyholders who submitted such objection to the Company by that date, and the proportion held in the Company's policy reserves with respect to such policyholders was 0.0016%. Consequently, the resolution of the policyholders' representatives meeting approving the plan of demutualization remains effective. The demutualization was approved by the Commissioner of the FSA on February 14, 2003.

Distribution of Policyholder Dividends

In the case of mutual life insurance companies, distribution of policyholder dividends constitutes dispositions of net surplus, while, in the case of life insurance companies that are joint stock corporations, policyholder dividends are treated as an expense in their income statements. In the case of the Company, such provision for reserve for policyholder dividends (as an expense item) will be made beginning fiscal 2002, because the membership interests held by the participating policyholders will be extinguished upon demutualization and, as a result, the Company will have no members to whom policyholder dividends should be paid as disposition of net surplus for fiscal 2002. Most of the holders of the Company's outstanding policies are participating policyholders, and therefore have a right to receive policyholder dividends based on the terms of their insurance contracts.

Under the Insurance Business Law and related regulations, the Company, as a mutual life insurance company, is required to transfer to its reserve for policyholder dividends at least 20% (lowered from 80% in March 2002) of an amount calculated based on unappropriated surplus for the relevant fiscal period attributable to participating insurance policies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization". The Insurance Business Law and related regulations require that the amount distributable as policyholder dividends shall be calculated with respect to each type of insurance policy and that the amount so calculated shall be distributed to holders of the respective type of policy in such manner as is prescribed by the regulations.

Following demutualization, profits and losses for each fiscal period will be classified separately for each of the following categories:

- profits and losses attributable to participating insurance policies (including semi-participating policies); however, if a participating or semi-participating policy provides that no dividends will be paid with respect to any portion of such policy, profits and losses with respect to that portion will be classified in the category of profits and losses attributable to non-participating insurance policies;
- profits and losses attributable to non-participating insurance policies; and
- profits and losses attributable to non-insurance business.

Profits and losses classified as "profits and losses attributable to participating insurance policies" and "profits and losses attributable to non-insurance business" will include profits and losses classified in the relevant line items in the statement of operations, as well as profits and losses to be transferred between the categories of profits and losses attributable to participating insurance policies and profits and losses attributable to non-insurance business. The amount to be transferred between these two categories will be determined by the Company, based on criteria it deems reasonable, in order to provide sufficiently for the possibility that unfavorable events beyond ordinary expectations related to participating and semi-participating insurance policies may occur after the relevant fiscal period or for any losses resulting from such event when such event becomes realizable.

Profits and losses for each category will be calculated by including profits and losses attributable to insurance policies entered into following the demutualization. If any new type of insurance policy is offered after the demutualization, profits and losses attributable to such insurance policy will generally be included either in the category of profits and losses attributable to participating insurance policies or the category of profits and losses attributable to non-participating insurance policies, depending on whether or not dividends are paid under such new type of insurance policy. Depending on the circumstances, however, a new category may be established.

The plan of demutualization and the Articles of Incorporation of the Company as a joint stock corporation provide that the Company must make a provision for reserve for policyholder dividends in an amount of not less than the minimum percentage set for mutual life insurance companies in the regulations under the Insurance Business Law (which percentage was lowered by the FSA from 80% to 20% in March 2002) of the amount of non-consolidated unappropriated retained earnings (but prior to making the provision for reserve for policyholder dividends based upon the Company's profits and losses attributable to participating insurance policies), less carried over retained earnings, the amount of reversal from voluntary reserves and the amount of capitalized research and development cost, in each case, attributable to participating insurance policies. The amount of provision for reserve for policyholder dividends made by the Company will be allocated to the respective participating and semi-participating insurance policies and applied to payments of policyholder dividends in the manner prescribed by the relevant policies.

The amount of unappropriated retained earnings for each fiscal period after making the provision for reserve for policyholder dividends will be available for payment of dividends to shareholders, but subject to certain restrictions, including those imposed by the Insurance Business Law (see "— Organizational Change Surplus") and the Commercial Code (see "Description of the Shares — Shareholder Dividends").

Organizational Change Surplus

In accordance with the Insurance Business Law, the plan of demutualization provides that the portion of the Company's net assets that is attributable to contributions by past participating policyholders (whose policies were no longer in effect as of March 31, 2002) will be accounted for separately in the Company's post-demutualization balance sheet under shareholders' equity as organizational change surplus upon demutualization. The amount of the Company's organizational change surplus upon demutualization will be approximately ¥63 billion. This amount will be specified in the Company's Articles of Incorporation upon demutualization, as required by the Insurance Business Law. Under the Insurance Business Law, a demutualized insurance company may not distribute, in the form of shareholder dividends, amounts in excess of net assets minus the organizational change surplus. Following the demutualization, the Company will also be subject to the restrictions imposed by the Commercial Code in respect of payments of shareholder dividends. Under the Commercial Code, the Company may not pay shareholder dividends if, as a result of such payment, the amount of net assets falls below the total amount of paid-in capital and additional paid-in capital and certain other amounts described under "Description of the Shares — Shareholder Dividends". Because the total amount of

paid-in capital and additional paid-in capital will be larger than organizational change surplus upon demutualization, the restriction imposed by the Insurance Business Law will not add to the restriction imposed by the Commercial Code in respect of payments of shareholder dividends. See "Description of the Shares — Shareholder Dividends".

Actuarial Opinion

The Company has retained Milliman Japan, the Japanese branch of Milliman USA, Inc., to advise it in connection with actuarial matters involved in the development of the plan of demutualization. Stephen H. Conwill, Managing Director & Senior Consultant of Milliman Japan, and Toshiyuki Ikuma, Principal & Senior Consultant of Milliman Japan, both qualified actuaries, provided their opinion on actuarial matters regarding the demutualization of the Company to the Company's Board of Directors on July 3, 2002. The opinion was premised on the assumption that all the data and information provided by the Company to Milliman Japan was accurate, and Milliman Japan performed no formal audit of the data and information provided. The opinion document states, among other things, the following:

- The Company's plan for allocation of policyholder consideration set forth in Chapter 6 of the plan of demutualization is based on a method consistent with the Insurance Business Law and the Standards of Practice Regarding Policyholder Consideration in the Context of a Demutualization issued by The Institute of Actuaries of Japan.
- The Company's method of calculating the organizational change surplus amount set forth in Chapter 10 of the plan of demutualization is based on the Insurance Business Law and is consistent with the methods and results of the actuarial contribution calculations.
- The Company's policy regarding the protection of participating policyholders, set forth in Chapter 9 of the plan of demutualization, if consistently applied, provides an adequate framework for assuring policyholder fairness.

The opinion document submitted by Milliman describes Milliman's reliance on data and other information provided by the Company and the regulatory and professional context of the opinion, and outlines several important caveats and limitations with respect to its content.

Change of the Corporate Name of the Company

The Company's corporate name will be changed from "The Taiyo Mutual Life Insurance Company" to "Taiyo Life Insurance Company" as of April 1, 2003, the date of the demutualization.

THE JAPANESE LIFE INSURANCE INDUSTRY

The information in the section below has been derived, in part, from various government and private publications unless otherwise indicated. This information has not been independently verified by the Company. Unless otherwise stated herein, the postal life insurance system and other government and cooperative insurers are not included in any of the life insurance industry data appearing in this Offering Circular. The information may not be consistent with other information compiled within or outside Japan.

Overview

Japan is the second largest life insurance market in the world after the United States, based on total premium volume. The following table shows the world's seven largest life insurance markets as measured by premium volume for calendar 2001 (except for Japan and South Korea whose data is based on April 1, 2001 to March 31, 2002 financial year):

	Percentage of world market in calendar 2001
United States	30.8%
Japan[1]	24.8
United Kingdom	10.6
France	5.2
Germany	3.9
Italy	2.9
South Korea	2.5
Others	19.3
Total	100.0%

Note:

(1) Data includes postal life insurance and life insurance provided by the Japan Agricultural Cooperative.

Source: Swiss Re, sigma No. 6/2002.

According to Japan's Insurance Research Institute, the top ten domestic life insurance companies had a 81.1% market share in the Japanese life insurance market that had a total volume of ¥26,185 billion in premium income in fiscal 2001. The following table shows the market share of the top 10 domestic life insurance companies, foreign life insurance companies, the subsidiaries of property and casualty insurance companies and other domestic insurance companies, respectively:

	Percentage of Japanese life insurance industry market share by premium income 2001
Top 10 domestic life insurers	81.1%
Foreign life insurers	13.1
Subsidiaries of property and casualty insurers	2.7
Other domestic insurers	3.1
	100.0%

Source: Insurance: Statistics of Life Insurance Business in Japan, 2001, Insurance Research Institute (*Hoken Kenkyūjō*).

Japan also has one of the highest market penetration rate in the world, with 91.8% of Japanese households maintaining a life insurance policy (including individual life insurance, individual annuities and group life insurance) at May 2000, according to the Japan Institute of Life Insurance. As of March 31, 2002, the Japanese life insurance industry as a whole had total assets of ¥184,370 billion and policy amount in force of ¥1,734,211 billion. New life insurance policies sold, measured by policy amount, was ¥123,926 billion for fiscal 2001. The market penetration rate in Japan, by household, peaked at 95.0% in 1994 and has experienced a continuing decline since then. The market penetration rate fell to 91.8% in year 2000. The market penetration rate for women is much lower, 76.6%, in year 2000.

The following table shows financial information of the Japanese life insurance industry as a whole at the dates shown[1]:

	As of March 31,					
	1997	1998	1999	2000	2001	2002[4]
	(Billions of yen)					
Total assets	¥ 188,659	¥ 190,111	¥ 191,768	¥ 190,032	¥ 191,730	¥ 184,370
Total policy amount in force[2]	2,174,534	1,968,841	1,909,275	1,859,882	1,802,074	1,734,211
Total premium volume	29,353	30,360	28,836	27,607	26,940	26,150
Total new policy amount[3]	161,392	237,094	139,473	121,695	120,465	123,926

Notes:

(1) Data does not include life insurance companies in rehabilitation or being liquidated pursuant to an order of the FSA at the respective dates.

(2) Data is for individual insurance, individual annuities and group insurance only. Policy amounts for individual annuities are equal to the funds that are expected to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(3) New policy amount for the one-year period ended on the dates indicated.

(4) Data for March 31, 2002 excludes the former Tokyo Mutual Life Insurance Company.

Source: Life Insurance Fact Book 2002, Japan Institute of Life Insurance (*Seimei Hoken Bunka Center*).

Providers of Life Insurance in Japan

There were 42 life insurance companies in Japan as of October 2002, including foreign-owned companies, subsidiaries of non-life insurance companies and other smaller life insurance companies that have recently entered the market.

The table below shows financial information, drawn from public announcements and press releases by the companies indicated, of the ten largest Japanese life insurance companies in terms of total assets at, and for the year ended, March 31, 2002 and at, and for the six months ended, September 30, 2002 on a non-consolidated basis. Excluding Daido Life, all of these insurers are mutual companies.

	As of, or for the year ended, March 31, 2002						
Insurance company	Total assets	New policy amount[1]	Policy amount in force[2]	Premium volume	Base profit[3]	Solvency margin ratio[4]	S&P financial strength rating[5]
	(Billions of yen, except percentages)						
Nippon Life	¥45,214	¥23,273	¥304,823	¥5,668	¥561	714.4%	AA
Dai-ichi Life	29,785	18,538	220,216	4,044	377	593.0	A+
Sumitomo Life	22,952	19,037	198,326	2,915	298	534.5	BBB
Meiji Life	17,081	12,258	121,926	2,276	258	609.4	A
Yasuda Life	9,778	8,256	71,115	1,375	183	612.8	A–
Mitsui Life	8,266	5,679	61,724	1,031	106	510.7	BB–
Asahi Life	7,698	8,723	75,964	1,084	106	417.6	B–
Taiyo Life	6,834	2,188	15,232	1,019	13	767.0	A
Daido Life	5,982	4,570	38,929	1,057	109	772.0	A+
Fukoku Life	4,753	3,699	37,402	764	57	708.2	A–

Insurance company	As of, or for the six months ended, September 30, 2002							
	Total assets	New policy amount[6]	Policy amount in force[2]	Policy amount in force as a percentage of policy amount in force as of March 31, 2002	Premium volume	Base profit[3]	Solvency margin ratio[4]	S&P financial strength rating[5]
	(Billions of yen, except percentages)							
Nippon Life	¥43,959	¥12,482	¥300,062	98.4%	¥2,613	¥265	632.0%	AA–
Dai-ichi Life	29,553	8,844	216,598	98.4	1,768	176	569.2	A
Sumitomo Life	22,262	8,522	194,225	97.9	1,285	133	452.2	BBB–
Meiji Life	16,280	4,698	118,482	97.2	1,078	121	553.0	A–
Yasuda Life	9,763	3,392	69,116	97.2	665	89	673.9	BBB+
Mitsui Life	8,016	2,908	60,406	97.9	442	52	465.4	B+
Asahi Life	7,164	4,136	72,773	95.8	395	29	414.0	CCC
Taiyo Life	6,706	1,050	15,173	99.6	464	16	783.1	A
Daido Life	5,982	2,296	39,086	100.4	515	38	824.9	A+
Fukoku Life	4,795	1,782	37,486	100.2	441	26	663.2	A–

Notes:

(1) Aggregate of individual insurance and individual annuities. New policy amounts are for the year ended March 31, 2002.

(2) Aggregate of individual insurance and individual annuities. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserves for an annuity for which payments have commenced.

(3) Base profit is ordinary profit less certain gains and losses of a one-time nature, as disclosed by Japanese life insurance companies in accordance with industry disclosure standards, and is a measure of their underlying profitability from core insurance operations on a non-consolidated bases. See "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation".

(4) See "Regulation of the Life Insurance Industry — Insurance Business Law — Financial Regulation" for the definition of solvency margin ratio.

(5) These financial strength ratings reflect the opinion of Standard and Poor's as of March 31, 2002 and September 30, 2002 of the respective company's financial strength, operating performance and ability to meet its obligations to policyholders but are not directed toward protection of shareholders. These financial strength ratings do not in any way reflect evaluations of the safety and security of the Shares and are not a recommendation to buy, sell or hold securities. The ratings are subject to revision or withdrawal at any time by S&P. Each of these financial strength ratings should be evaluated independently. As of November 27, 2002, the ratings of Dai-ichi Life and Meiji Life were downgraded to A– and BBB+, respectively.

(6) Aggregate of individual insurance and individual annuities. New policy amounts are for the six months ended September 30, 2002.

Source: Public announcements and press releases of the respective companies containing financial results for the year ended March 31, 2002 and the six months ended September 30, 2002. The Company has not independently verified and is unable to confirm the accuracy of the data presented.

Insurance company	As of, or for the year ended, March 31, 2002			As of, or for the six months ended, September 30, 2002		
	Surrender & lapse ratio	Business expense ratio[1]	Premium income per sales representative[3]	Surrender & lapse ratio	Business expense ratio[1]	Premium income per sales representative[3]
	(millions of yen, except percentages)					
Nippon Life	7.85%	10.9%	¥ 95	3.86%	11.5%	¥45
Dai-ichi Life	8.60	11.9	83	4.32	12.4	36
Sumitomo Life	10.30	14.8	66	4.70	14.3	30
Meiji Life	10.31	13.1	72	5.27	11.9	34
Yasuda Life	10.90	13.5	86	5.30	13.5	42
Mitsui Life	11.90	16.8	72	5.00	14.2	33
Asahi Life	15.40	18.6	50	7.40	21.9	19
Taiyo Life	7.97	8.3	114	4.22	9.4	53
Daido Life	9.00	10.2	57[2]	4.23	10.9	28[2]
Fukoku Life	6.17	11.8	66	3.10	10.2	38

Notes:

(1) Business expense as a percentage of premium income.

(2) Premium income, divided by the number of sales representatives and sales agents for Daido Life.

(3) Figures are rounded to the nearest whole number.

Source: Public announcements and press releases of the respective companies containing financial results for the year ended March 31, 2002 and the six months ended September 30, 2002. The Company has not independently verified and is unable to confirm the accuracy of the data presented.

Postal Life Insurance System

The postal life insurance system, a public insurance system managed by the Postal Services Agency, is another distinctive element of the Japanese life insurance market. Postal life insurance products are offered through the network of post offices located throughout Japan. The postal offices issue only smaller-sized life insurance policies to the retail market with maximum coverage of ¥13 million per insured. The Japanese Government guarantees insurance benefits and annuity payments of the postal life insurance system. In addition, any income the Japanese Government earns through the postal insurance system is exempt from income, resident and enterprise taxes. These favorable characteristics give the system a competitive advantage in the market, and the postal insurance system has grown to become one of the biggest life insurance organizations in the world, with total assets related to its insurance business of ¥126,683 billion as of March 31, 2002. From time to time, Japanese Government officials, including the current Prime Minister, have recommended changes with respect to the postal life insurance system, including privatization. The Japanese Government has also announced its intention to transfer the postal life insurance system to a state-operated postal services public corporation, the Postal Public Corporation, as of April 1, 2003. In addition, there are other cooperative insurers, though not as large as the postal insurance system, including those operated by the Japan Agricultural Cooperatives, the National Federation of Workers and Consumers Insurance Cooperatives and the Japanese Consumers' Co-operative Union. Unless otherwise stated herein, the postal life insurance system and other government and cooperative insurers are not included in any of the life insurance industry data appearing in this Offering Circular.

Product Lines

The business of Japanese life insurance companies can generally be classified into four principal product lines. The following table shows policy amount information of the individual insurance, individual annuities, group insurance and group annuities product lines of the ten largest insurance companies in Japan, at or for the six months ended September 30, 2002:

	As of, or for the six months ended, September 30, 2002			
	Individual insurance	Individual annuities	Group insurance	Group annuities
	(Billions of yen)			
Nippon Life:				
Policy amount in force[1]	¥284,474	¥15,588	¥79,996	¥9,881
New policy amount[2]	12,202	280	739	1
Dai-ichi Life:				
Policy amount in force[1]	209,860	6,738	54,261	7,276
New policy amount[2]	8,787	57	359	0
Sumitomo Life:				
Policy amount in force[1]	183,500	10,724	40,094	3,981
New policy amount[2]	8,394	127	744	0
Meiji Life:				
Policy amount in force[1]	110,932	7,549	53,096	4,526
New policy amount[2]	4,653	45	661	0
Yasuda Life:				
Policy amount in force[1]	64,746	4,369	68,791	3,427
New policy amount[2]	3,319	72	3,110	0

	As of, or for the six months ended, September 30, 2002			
	Individual insurance	Individual annuities	Group insurance	Group annuities
	(Billions of yen)			
Mitsui Life:				
Policy amount in force[1]	57,954	2,452	22,176	1,560
New policy amount[2]	2,877	31	71	0
Asahi Life:				
Policy amount in force[1]	67,701	5,071	8,881	337
New policy amount[2]	4,176	(40)	0	0
Taiyo Life:				
Policy amount in force[1]	10,307	4,865	11,118	807
New policy amount[2]	1,008	42	51	0
Daido Life:				
Policy amount in force[1]	37,972	1,113	12,683	2,512
New policy amount[2]	2,239	56	379	0
Fukoku Life:				
Policy amount in force[1]	35,132	2,354	13,581	1,935
New policy amount[2]	1,732	49	155	5

Notes:

(1) Policy amounts for individual annuities are equal to the funds that are expected to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced. The new policy amount for group annuity products is equal to the initial premium payment and the policy amount in force is equal to the amount of outstanding corresponding policy reserve.

(2) New policy amounts are for the six months ended September 30, 2002 and include net increases (or decreases) in policy amounts related to conversions from other existing policies.

Source: Press releases of the respective companies containing financial results for the six months ended September 30, 2002. The Company has not independently verified and is unable to confirm the accuracy of the data presented.

Individual Insurance

The largest product line in the Japanese life insurance industry in terms of policy amount is individual insurance. The total policy amount in force for individual insurance of the industry as a whole was ¥1,255,623 billion as of March 31, 2002 and ¥1,234,042 billion as of September 30, 2002. The principal types of life insurance products are whole life, whole life with term, term life and endowment insurance. Whole life insurance policies pay a death benefit to the beneficiary upon the death (including invalidity) of the insured at any time. Whole life insurance policies also accumulate a cash surrender value, giving these products an investment component. Whole life with term insurance policies, a combination of whole life insurance policies and term life policy riders, provide for a higher payment if the insured dies within a specified period and has traditionally been the most common life insurance product in Japan. Under term life insurance policies and policy riders, the beneficiary receives death benefits if the insured dies within a specified term. Term life insurance policies offer extensive coverage for relatively inexpensive premium amounts. Term life insurance policies traditionally provided little or no cash surrender value upon surrender of the policy and the policy periods were typically relatively short. However, a number of life insurance companies are providing larger cash surrender values for certain term life insurance policies with relatively longer policy periods. Endowment insurance provides insurance from the inception of the policy to the maturity date. Endowment insurance pays a death benefit to the beneficiary if the insured dies within a specified term or a maturity benefit of the same amount to the policyholder if the insured survives to the end of that term.

The following table shows the total policy amount in force for individual insurance by product line for the Japanese life insurance industry as a whole:

	Total policy amount in force as of March 31, 2002
	(Billions of yen)
Whole life	¥ 89,671
Whole life with term	660,658
Term life	131,955
Endowment	43,023
Others	330,314
Total	¥1,255,623

Source: The Life Insurance Association of Japan (*Seimei Hoken Kyōkai*).

In addition to the individual life insurance products described above, Japanese life insurance companies also offer supplemental insurance policies in the so-called "third sector", which lies between the traditional life insurance and non-life insurance sectors. These supplemental insurance policies are health-related policies specifically designed to supplement national healthcare programs and include policies for insurance against cancer, hospitalization and personal accidents. Until July 2001, the sale of insurance policies in the third sector was restricted to small- and medium-sized life insurance companies and foreign insurance companies. They are offered in the form of independent products and as policy riders. In the table above, independent supplemental insurance policies are generally included in "Others" while policy riders are not taken into account.

Individual Annuities

The total policy amount in force for individual annuities of the industry as a whole was ¥69,593 billion as of March 31, 2002 and ¥68,412 billion as of September 30, 2002. Annuities are a type of insurance product that provides periodic, typically annual, payments from a designated time in the future until the death of the insured or for a specified period. A lump sum benefit payment is made upon the death of the insured prior to commencement of annuity payments. If the death of the insured occurs after annuity payments have commenced and prior to the end of the fixed annuity payment term, the remainder of the annuity payments may either be accelerated or may continue to be paid in accordance with the schedule outlined in the policy. Individual annuity products include both fixed return products and variable return products for which the return reflects the result of investments made in separate accounts.

Group Insurance

The total policy amount in force for group insurance of the industry as a whole was ¥408,995 billion as of March 31, 2002 and ¥402,242 billion as of September 30, 2002. Group insurance offers coverage similar to individual insurance except that many individuals are covered as the insured under a single policy and the policyholder is usually the individuals' employer or other organization to which the individual belongs. Major group insurance products include group term life insurance and group life insurance for housing loans. Group life insurance for housing loans is a type of policy entered into by financial institutions to provide coverage on the borrower as the insured for the outstanding balance of mortgages or other loans made by the financial institutions.

Group Annuities

The total policy amount in force for group annuities of the industry as a whole was ¥40,395 billion as of March 31, 2002 and ¥38,332 billion as of September 30, 2002. Life insurance companies offer group annuity products to corporations and other organizations, which are the policyholders, for the benefit of their employees and other organization members, who are the insured, as a sponsored benefit program with premiums paid by the organizations or on a non-sponsored basis with premiums paid by the insured.

Group annuity products include both fixed return products and variable return products for which the return reflects the result of investments made in separate accounts. Benefit plans that meet specified conditions may be qualified for preferential tax treatment.

Asset Management Services

In addition to the product lines described above, a number of Japanese life insurance companies also provide asset management services through their asset management subsidiaries and affiliates.

Markets

The Japanese markets for the sale of life insurance products can generally be divided into the retail and corporate markets.

Retail

The retail market consists of sales made by sales agents and in-house sales representatives, mainly through traditional door-to-door sales activities, to individuals, typically women and the middle-aged or elderly. In addition, the retail market includes the sale of products directly to the employees of corporations through sales activities by in-house sales representatives at such corporations' offices. Individual products such as whole life, whole life with term, endowment, annuity and third sector products are popular with the retail market. In general, the rising average age of the Japanese population and the increase in medical expenses privately borne provides a more favorable climate for products such as annuity and third sector products that offer benefits with respect to death, medical care and nursing care, compared to products that provide benefits only upon maturity. In light of this environment, many insurance companies have begun emphasizing sales activities for such products.

Corporate

The corporate market includes sales of group insurance and annuities to corporations, which use the products to provide employee benefit programs. These programs are designed to help employees accumulate monetary assets, to provide for their post-retirement security and to insure against death during employment. Similar programs also exist for national and local government personnel. Insurance companies offer a full range of services through their respective corporate sales divisions to meet the needs of such corporations and government entities.

In addition to these group insurance and annuities, the corporate market also includes individual insurance for which the corporation is the beneficiary and key management personnel are the insured. In general, small- and medium-sized enterprises, or SMEs, tend to require such insurance due to their typically high degree of dependence on key personnel. According to the Japanese government's White Paper on Small and Medium Enterprises for the year 2001, there were 4.8 million SMEs, including 3.2 million small business entities and self-employed individuals, which employed 43.2 million employees (80.6% of all employees in Japan) as of March 31, 2000. The Japanese government defines SMEs as enterprises with under 300 employees and ¥300 million in capital (or under 100 employees and ¥100 million in capital for wholesale trading companies, 100 employees and ¥50 million for services companies and 50 employees and ¥50 million for retail companies).

The Current Operating Environment

General Decrease in Market Size

The market for life insurance products in Japan has decreased in size in recent years. The total policy amount in force (for individual insurance, individual annuities and group insurance) as of March 31, 2002 was 79.8% of the level as of March 31, 1997, and sales of new life insurance measured by policy amount in fiscal 2001 were 76.8% of the new policy amount entered into in fiscal 1996. The policy amount in force for individual insurance and individual annuities for the top 10 Japanese life insurance companies fell 1.9% to ¥1,123 trillion from March 31, 2002 to September 30, 2002. Household penetration rates have also declined in recent years as a result of a decrease in the amounts of new life insurance and an increase in policy surrenders which the Company believes were mainly due to the following reasons:

- the prolonged period of economic weakness in Japan which has led Japanese consumers to reduce spending generally; and
- the recent failure of a number of life insurance companies which has led to a loss of confidence in life insurance companies generally.

A decrease in the birth rate in Japan combined with an increase in average life expectancy has resulted in an aging of the Japanese population that has changed the market for life insurance products in Japan. The birth rate in Japan in calendar 2001 was 0.93%, 28.4% lower than in calendar 1981 and significantly lower than the replacement rate of 2.08%. In addition, while the percentage of people 60 and above is projected to increase from

23.5% in 2000 to 36.5% in 2030, the percentage of people between 20 and 59, the next generation in line to purchase insurance policies, is projected to decrease from 56.1% in 2000 to 47.9% in 2030. This trend may limit the growth potential for the life insurance market in Japan. However, the aging population is expected to correspond to an increase of medical expenses, only a limited portion of which are currently covered by corporate benefit plans or national health insurance. The increasing portion of medical expenses not covered is, in turn, expected to lead to a growing market for health insurance, third sector insurance, and related insurance products with a greater protection component. In addition, there appears to be room for growth in sales of insurance products to women, whose market penetration rate, at 76.6% in year 2000, was lower than the market penetration rate of 91.8% for households.

Effect of Prolonged Low-Interest Rate Environment

Unlike the Japanese banking industry, problem loans are not the cause of serious financial distress to Japanese life insurance companies currently in operation as life insurers generally have incurred problem loans at a level which is only a small percentage of their total assets. Instead, a different problem related to declining interest rates has had a serious impact on the profitability of Japanese life insurance companies. With the collapse of the so-called "bubble" economy in the early 1990s, market interest rates in Japan decreased and the investment yield that insurance companies could earn fell below the guaranteed rates of return used in the calculation of fixed premiums. This phenomenon is generally referred to as "negative spread". Because the assumed mortality rates and administrative expenses used, among other factors, in calculating premiums are estimated conservatively and are more stable, they usually offset any shortfall in the investment yield. However, if the shortfall is large enough, lower mortality rates and administrative expenses may not be able to cover the shortfall, and the insurance policy in question may result in a net loss to the insurer.

In response to lower interest rates, Japanese insurance companies began to adjust their guaranteed rates of return downward for new policies starting in 1990. However, many long-term life insurance contracts entered into before this adjustment have fixed premiums that were calculated with the higher guaranteed rates of return. As of March 31, 2002, the total amount of negative spread for the ten largest Japanese life insurance companies, based on life insurers' own calculations performed pursuant to a standardized method announced by the FSA in January 2002, was ¥1,249 billion. For a description of the Company's calculation of negative spread, see "Glossary of Certain Insurance Terms".

While most Japanese life insurance companies can absorb their negative spreads by reducing administrative expenses and by generating a positive mortality rate margin to achieve positive base profit, some Japanese life insurance companies with severe negative spread problems have sought to offset their losses caused by negative spreads by selling assets to realize previously unrealized gains. As the period of low interest rates has continued and prices of assets, such as stock and real estate, have generally continued to decline, these life insurance companies have found it increasingly difficult to continue offsetting their losses caused by negative spreads through such sales. Mainly as a result of these negative spreads and deterioration in asset values, seven life insurance companies have either been declared insolvent or entered rehabilitation proceedings since April 1997. These companies have been acquired, or the insurance policies of these companies have been taken over, by other companies, largely foreign-owned life insurance companies.

In response to the recent failures of Japanese life insurance companies, consumers have become more conscious of the financial strength ratings of the life insurance companies issuing the policies they hold. There was a general decrease in the total policy amount in force immediately following the first Japanese life insurance company failure in 1997.

Stock Market Situation

During the six month period ended September 30, 2002, the Japanese stock market suffered significant declines. For such period, the Nikkei 225 Stock Average declined nearly 15% and the Tokyo Stock Price Index (TOPIX) declined over 13%. As a result of declines in the Japanese stock market, many life insurance companies have recorded large amounts of unrealized losses on their portfolios of marketable available-for-sale securities. Six of the top ten life insurance companies reported unrealized stock losses totaling over ¥988 billion yen for the six months ended September 30, 2002. Unrealized gains on investments in stocks for the top ten life insurance companies decreased nearly 88% from over ¥1,881 billion to ¥230 billion from March 31, 2002 to September 30, 2002.

Entry of New Providers and Increased Competition

A number of Japanese companies and foreign-owned life insurance companies have long considered the Japanese life insurance market attractive because of its large size and anticipated growth in certain sectors. Until recently, however, these potential new entrants were effectively discouraged from entering the market by laws and regulations that strictly divided the Japanese insurance industry into life insurance companies and non-life insurance companies, and extensive restrictions on the types of products that could be offered by each. Many other aspects of the life insurance industry were also regulated, including the pricing of products, thereby restricting competition.

A policy of liberalization of Japanese financial markets that commenced in the mid 1990s, referred to as Japan's "big bang", has removed many of the regulatory barriers within the insurance industry as well as between the insurance, banking and securities industries. Japanese non-life insurance companies may now establish subsidiaries engaging in the life insurance business, subject to the licensing and other requirements of the Insurance Business Law. As a result, as of September 30, 2002, twelve (and currently nine due to business consolidation) life insurance subsidiaries had been established by non-life insurance companies since April 1996.

The United States-based American Life Insurance Company (Alico) was the first foreign-owned life insurance company to enter the Japanese life insurance market in 1973 through a branch office. In recent years, foreign-owned life insurance companies have continued to enter the Japanese life insurance market, in part through acquisitions of failed Japanese life insurance companies. Between the years 1997 and 2001, foreign-owned life insurance companies acquired, or acquired the business of, nine Japanese life insurance companies, of which five were failed insurance companies. As of September 30, 2002, more than eighteen foreign majority-owned life insurance companies were doing business in Japan, compared to five in 1995. Foreign-owned life insurance companies experienced many cancellations by policyholders of failed Japanese life insurers that the foreign companies acquired, leading to a decrease of their market share of policies in force from 11% in fiscal 1998 to 9% in fiscal 2001. In the same period, foreign-owned life insurance companies were able to increase their market share in policies in force from 1% in fiscal 1998 to 3% in fiscal 2001 when measured to exclude the failed Japanese insurance companies that were acquired by foreign companies. In terms of new policies, foreign-owned life insurance companies had a 12.3% market share in fiscal 2001. Foreign insurance companies have been active in the market for supplemental, or third sector, insurance, which until July 2001 had restrictions favoring foreign-owned and small- to medium-sized Japanese life insurance companies.

Emergence of New Sales Channels

Japanese life insurance companies have traditionally relied primarily on their exclusive distribution channel to market products, largely in the form of in-house sales representatives and sales agents that conduct workplace and door-to-door sales activities. In recent years, however, there has been a general increase in the use of new sales methods. For example, direct advertising on television and through printed media and sales efforts through the Internet have gradually increased. Foreign-owned life insurance companies and recently-established smaller life insurance companies utilizing these new channels have been able to enter the Japanese life insurance market more effectively. The easing in 1996 of restrictions against the offering by sales agents of products of more than one life insurance company also helped new entrants. Some new entrants have emphasized their knowledgeable, high quality sales force. In October 2002, restrictions on the sale of products such as some life insurance products and fixed and variable individual annuity products by securities firms and banks were lifted. These developments are also facilitating the creation of marketing alliances between financial institutions belonging to different industries leading to broader sales channels.

Growth Markets

On July 1, 2001, the market for "third sector", or supplemental, insurance was deregulated for major life insurance companies. Previously, major life insurance companies could offer third sector insurance only in the form of policy riders. As a result of the deregulation of the third sector insurance market, some large Japanese life insurance companies have entered this market through the sale of independent third sector insurance policies. Third sector insurance has generally been growing in recent years and is expected to continue to grow due to the aging of Japan's population. The demand for health insurance products is in particular expected to increase. According to the Japan Institute of Life Insurance, the total amount of national medical expenses has increased from ¥2,488 billion in fiscal 1991 to ¥4,492 billion in fiscal 2001 and is expected to continue to increase as a result of the aging of the population. In addition, in July 2002, the Japanese government decided that the portion of national health insurance costs borne by all patients between the ages of three and sixty-nine be increased to

30% beginning April 2003. In fiscal 2001, only 18.2% of expenses privately-borne were covered by medical indemnity benefit payments by insurance companies. Thus, uncovered expenses are expected to constitute a sizeable market for health insurance and related insurance products.

Demographic changes and the present low-interest rate environment are expected to result in increased demand for asset accumulation and retirement savings products with benefits linked to investment performance. Currently, life insurance companies are offering variable whole life and endowment insurance and variable annuities to meet such customers' needs. A large portion of Japanese household financial assets, 54.2% at the end of fiscal 2000, are deposits and savings. The aging of the Japanese population is expected to result in increased demand for products that convert such assets into a source of periodic income, such as variable annuities. In the present low-interest rate environment variable annuities are perceived to be more attractive than fixed annuities, which offer low guaranteed rates of return. The initiation in Japan in 2001 of a new defined contribution plan system modeled after 401(k) plans in the United States is expected to contribute to increased public interest in these products. A number of major Japanese corporations have adopted or are considering adopting these plans.

While growth is expected in these markets, a large number of companies have expressed interest in these markets, and competition is expected to be significant.

Overview

The Company is engaged mainly in door-to-door sales of individual insurance products in the Japanese retail household market. The Company was the eighth largest life insurance company in Japan in terms of total assets and the seventh largest in terms of premium income and had approximately 3.5 million policyholders as of September 30, 2002. Its total policy amount in force (including individual insurance, individual annuities and group insurance) as of September 30, 2002 was ¥26,291 billion. The Company's total ordinary revenue was ¥1,603 billion for fiscal 2001 and ¥744 billion for the six months ended September 30, 2002.

The Company's core strength lies in its direct marketing of individual insurance products to middle-aged and elderly individuals, especially women, for whom the Company believes face-to-face marketing is particularly effective. The Company sells its products in residential districts of metropolitan areas and in major regional cities, primarily through its in-house sales representatives. Since the inauguration of the Company's direct marketing business model in the 1950s, the Company has developed a large customer base and an extensive information database of past, present and potential policyholders. The Company believes that these resources are key assets in further expanding its sales, particularly to family members of existing customers and individuals referred by existing customers. In addition, over the decades, the Company has developed a cost-efficient sales structure and a broad network of 8,832 in-house sales representatives as of September 30, 2002, many of whom have developed strong relationships with customers and experience in sales of products that meet customers' needs. Consequently, the Company believes its door-to-door sales model cannot easily be matched without very substantial cost and effort.

The Company's core business is insurance for individuals in Japan's retail household market. The Company also sells individual annuity products, group insurance and group annuity products. The Company's primary sales are composed of individual life insurance policies that pay small- to medium-sized benefits together with medical protection and nursing care protection. The Company has developed, and continues to develop, its products to respond to Japan's evolving economic and demographic environment. The Company's main product line, endowment insurance with medical protection, marketed under the name "Kenko (Health)" series, was introduced in 1974 to meet customers' needs for both savings and medical protection and has continued to be well received by customers. Recently, in response to Japan's declining birth rate and rising average age of population, the Company has been shifting its focus from sales of products with a greater savings component to more profitable products with a greater protection component. Protection-oriented products place a greater emphasis on benefits offered with respect to death, medical care and nursing care, whereas savings-oriented products place a greater emphasis on benefits offered upon maturity. Protection-oriented products constituted 92.1% of new policies sold during the six months ended September 30, 2002 on a non-consolidated basis. The Company believes that, despite the high market penetration rate of the Japanese life insurance market, opportunities for significant growth exist in the market for these so-called "third sector" life insurance products, which combine elements of life and non-life insurance.

The Company believes that one of its key strengths is its high potential for future earnings growth. The Company anticipates that its negative spread, or losses arising from actual investment yields that are below assumed investment yields, will continue to improve rapidly, as its short-term policies with high guaranteed rates of return are beginning to mature and are being replaced by products with lower guaranteed rates of return in the present low-interest rate environment. In addition, the Company has been successful in shifting its sales focus from savings-oriented products to protection-oriented products, for which demand is growing and the Company anticipates higher profitability. Furthermore, the Company has maintained low-cost operations while achieving high productivity through its efficient sales force. Moreover, the Company will in due course cease to incur costs related to the demutualization, the Offerings and the establishment of a common holding company with Daido Life. See "— Strengths — Earnings Growth Potential".

The Company believes it is one of the strongest, in terms of financial stability, among the ten largest Japanese life insurance companies. As of September 30, 2002, the Company's ratio of risk-monitored loans, as defined in the Insurance Business Law, to total loans was 0.58% on a non-consolidated basis. The Company's financial strength is also evidenced by its high solvency margin ratio and financial strength ratings which are among the highest of the ten largest Japanese life insurance companies. As of September 30, 2002, the Company had a solvency margin ratio of 783.1%, and it currently has a Standard & Poor's financial strength rating of A ("Strong"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Solvency Margin Ratio" and "Management's Discussion and Analysis of Financial Condition and Result of Operations — Liquidity and Capital Resources — Financial Strength Ratings".

As a strategic measure intended to enhance operational efficiency, increase profitability and cope with the shrinking market and increased competitiveness within the Japanese life insurance industry, the Company has entered into an alliance with Daido Life Insurance Company ("Daido Life"). See "— History" and "Alliances — T&D Life Group". The Company and Daido Life have agreed to work towards the establishment of a common holding company and the listing of such company's shares in April 2004.

History

The Company was originally formed in 1893 as the Nagoya Life Insurance Co. Ltd., a joint stock corporation. In 1908, the Company moved its headquarters to Tokyo and changed its name to Taiyo Life Insurance Inc. The hyperinflation that followed the Second World War had a devastating effect on the entire Japanese life insurance industry, including the Company. In 1948, the Company was re-established as a mutual life insurance company, The Taiyo Mutual Life Insurance Company, based on legislation designed to restructure and reorganize the industry.

Following its mutualization, the Company developed a strong base of customers in the retail household market through its door-to-door sales efforts commenced in the 1950s. In the 1970s, the Company launched its popular Kenko series to respond to both savings and protection needs of customers. More recently, the Company has been shifting its sales focus from savings-oriented products to protection-oriented products in response to customer needs in the continuing low-interest rate environment. Over the decades, the Company has maintained its low cost operations, keeping administrative expenses low while encouraging high productivity from its sales representatives. The relationships formed between customers and the Company's sales representatives, as well as the large database and broad network of customers that the Company has built over the years, will serve as resources the Company can use to expand sales to new customers. The customer relationships, database and network provide a valuable competitive advantage over other insurance companies that target the retail household market or plan to enter into the retail household market. The Company believes new entrants would find it difficult to challenge effectively its sales model and resources without substantial time, effort and cost.

In 1999, the Company entered into a basic agreement with Daido Life, which demutualized on April 1, 2002, to form a comprehensive alliance, combining Daido Life's strength in the small- and medium-sized enterprise market (the "SME market") and the Company's strength in the retail household market, with the goal of eventually forming a common holding company. The two companies have taken various steps to strengthen their alliance. For example, in October 2001, the Company and Daido Life completed the acquisition of Tokyo Mutual Life Insurance Company ("Tokyo Life"), a financially troubled life insurance company now renamed T&D Financial Life Insurance Company ("T&D Financial Life"). The Company and Daido Life each purchased 50% of its common stock, or 100,000 shares, at a cost of ¥5 billion and provided a ¥5 billion subordinated loan. On September 19, 2002, each of the Company and Daido Life made an additional capital investment of ¥10 billion in T&D Financial Life, each receiving an additional 200,000 shares of common stock in T&D Financial Life. At the same time, T&D Financial Life repaid its ¥5 billion subordinated loans to each of the Company and Daido Life. T&D Financial Life now focuses principally on the sale of individual variable annuity products. See "Alliances — T&D Financial Life Insurance Company". In addition, in July 2002, the Company merged its asset management subsidiary into Daido Life Investment Trust Management Co., Ltd., renaming the combined entity T&D Asset Management Co., Ltd. Furthermore, in order to create an integrated information technology system in connection with its alliance with Daido Life, the Company combined its information systems division with that of Daido Life through the formation of T&D Information Systems, Ltd. ("T&D Information Systems") in October 2001. In October 2002, the Company also integrated T&D Information System Service Co., Ltd., the information systems division of T&D Financial Life, into T&D Information Systems.

The Company has also entered into additional alliances. In July 1999, the Company joined the Financial One Group, an alliance formed among financial institutions, to gain access to a broader group of customers in the retail market, for example, through the use of different sales channels. See "Alliances — The Financial One Group". More recently, in April 2002, the Company merged its property and casualty insurance subsidiary Taiyo Fire & Marine Insurance Co., Ltd. ("Taiyo Fire & Marine") into Nipponkoa Insurance Co., Ltd. ("Nipponkoa"), a provider of non-life insurance. The Company continues to act as sales agent for Nipponkoa and receives sales fees from Nipponkoa without being involved in the underwriting of property and casualty insurance.

The Company plans to convert to a joint stock corporation on April 1, 2003, having obtained approval of the Tokyo District Court on the date of this Offering Circular with respect to the manner and distribution of the

Shares representing the aggregate of the fractional shares to be allotted to eligible policyholders. The Company obtained the approvals of the representatives of its policyholders on July 30, 2002 and the Commissioner of the Financial Services Agency of Japan (the "FSA") on February 14, 2003, as required by the Insurance Business Law. The Company's management believes the demutualization will enhance its ability to respond to changes in the industry environment and to increase the Company's financial strength and potential for earnings growth. See "The Demutualization".

Strengths

Strong Position in the Retail Household Market

The Company focuses on sales of individual insurance products that pay small- to medium-sized benefits in the household market, where its policyholders consist largely of middle-aged and elderly individuals, especially women. This focus is different than that of most major Japanese life insurance companies, which target relatively younger business employees by offering policies that pay comparatively larger benefits. The Company's primary sales method also differs from that of its competitors. While most major Japanese insurance companies market their products to potential policyholders at their places of work, the Company's in-house sales representatives sell insurance products door-to-door. The Company focuses its sales in metropolitan areas and core regional cities in an effort to maximize its operational efficiency.

Through its door-to-door sales and marketing efforts in the household market since the 1950s, the Company has built strong relationships with a large number of households, in particular through middle-aged and elderly women. These relationships have enabled the Company to build a large network of customers and have provided the Company with an extensive database of past, present and potential policyholders. This network and database have helped the Company achieve high operating efficiency through better targeting and multi-product sales, making the Company highly competitive in the household market. In addition, the Company plans to use its network and database to increase sales of its products to family members of existing policyholders as well as to other people referred by existing policyholders, thereby strengthening its competitiveness. The strength of its door-to-door sales in the retail household market makes the Company unique within the Japanese life insurance industry.

The Company believes that its customer base, experienced sales force, efficient infrastructure and know-how which were developed over several decades would be very difficult to match without substantial cost and effort, and thereby serve as effective competitive advantages over competitors and new entrants in the retail household market. In addition, the Company believes that the retail household business, characterized by sales of policies that pay small- to medium-sized benefits, is less susceptible than the corporate insurance business, characterized by sales of policies that pay large benefits, to the diminishing importance in Japan of traditional corporate relationships exhibited in the current business environment.

Earnings Growth Potential

The Company believes that it has high potential for future earnings growth, for the reasons discussed below:

Anticipated Rapid Improvement in Negative Spread

Improvement in the Company's negative spread is faster than the average rate of improvement in negative spread among the ten largest Japanese life insurance companies as a result of the maturity profile of its liabilities. Historically, the other major life insurance companies have sold products with long liability durations, such as whole life insurance. The Company, on the other hand, has traditionally sold relatively shorter maturity products such as savings-oriented products with terms of five, seven and ten years. The result has been a significant disparity, in favor of the Company, between the average assumed investment yield of the Company and that of its competitors. The average assumed investment yield for the Company with respect to individual life insurance and individual annuities was 4.08%, 3.85% and 3.45% for fiscal 2000, fiscal 2001 and the six months ended September 30, 2002, respectively. The total average assumed investment yield for the Company was 3.84%, 3.62% and 3.26% for fiscal 2000, fiscal 2001 and the first half of fiscal 2002 ended September 30, 2002, respectively.

The Company expects to continue to improve its negative spread. Endowment insurance policies with a ten-year maturity that were sold by life insurance companies ten years ago typically had a guaranteed rate of return of approximately 5.75%. Policies with such high guaranteed rates of return are now maturing and are being replaced with new policies. For example, the Company's semi-participating policies are currently sold at guaranteed rates of return between approximately 1.5% and 2.0%, and thus the average assumed investment

yield of the Company continues to decline. In addition, at the end of fiscal 2001, the Company increased its policy reserve for fulfillment of future obligations under its policies in order to accelerate reduction in its negative spread. By assuming a future annual investment yield of 1%, the Company set aside ¥57.4 billion in policy reserves to cover primarily individual annuity products written in or before 1995 for which payments had commenced and that had guaranteed rates of return greater than 5%. The increase in policy reserves lowered the Company's average assumed investment yield, thereby increasing opportunities for future profitability.

Although negative spread continues to be one of the most serious problems in the Japanese life insurance industry, the Company believes that the rapid improvement in its negative spread will significantly contribute to its profitability in the future.

Ability to Expand Sales of Protection-oriented Products for which Growing Demand and Higher Potential for Profitability Is Anticipated

As a result of the falling birth rate and the aging population in Japan, the Company expects medical expenditures to rise sharply in the future. Given the difficult financial conditions facing the national and local governments, it may be difficult for public programs to absorb completely the anticipated increase. In July 2002, the Japanese government decided to increase the portion of health insurance costs borne by all patients between the ages of three and sixty-nine to 30% beginning April 2003. This is expected to lead to an increase in the portion of expenses patients must bear themselves, thereby leading to increased demand for protection-oriented insurance products.

The Company is placing increasing emphasis on sales of protection-oriented products. In the past, the Company's major products were short-maturity savings-oriented products. However, the Company has significantly shifted its focus from savings-oriented products to more profitable protection-oriented products, such as endowment with term insurance, endowment with medical protection, term life insurance with survival benefits, whole life with term insurance and whole life with nursing care insurance to improve profitability. Increased sales of protection-oriented products relative to savings-oriented products have led, and in the short-term will continue to lead, to a temporary decline in premium income, because savings-oriented products under which policyholders pay a lump-sum, as opposed to monthly, premium payment have decreased, and will continue to decrease. In addition, while the Company's shift in sales focus from savings-oriented products to protection-oriented products led to an increase in benefits provided per policy and corresponding increase in premium income per policy, income from insurance premiums has recently decreased because the number of policies sold has declined. The shift to protection-oriented policies caused a decline in the number of policies because while a policyholder may purchase a number of savings-oriented policies, a policyholder generally purchases fewer protection-oriented policies, as such policies generally provide comparatively larger benefits. The company expects that the decline in premium income will level off as the shift from savings-oriented to protection-oriented products progresses.

Protection-oriented products generally have a greater profit margin, calculated as a percentage of premiums, as compared to savings-oriented products. In recent years, protection-oriented products have been more profitable than savings-oriented products, in part because actual mortality and hospitalization rates have been lower than the assumed mortality and hospitalization rates used, among other factors, in calculating premium payments, while interest rates have remained low. Mortality and hospitalization rates are weighted more heavily in calculating premiums of protection-oriented products than in calculating premiums of savings-oriented products, which calculation places greater emphasis on interest rates and investment yield rates.

In addition, the Company believes its protection-oriented products offer opportunities for profitable growth because, in the Company's experience, protection-oriented products purchased by middle-aged to elderly individuals and women, the Company's principal clientele, have been more profitable in recent years than those purchased by younger individuals and men. Because older individuals, are, in general, subject to higher mortality and hospitalization rates than younger individuals, the Company establishes higher assumed mortality and hospitalization rates with respect to policies purchased by older individuals. In recent years, however, due to progress in medicine and rising health consciousness, actual mortality and hospitalization rates have tended to be lower than initially assumed. The difference between assumed and actual mortality and hospitalization rates have caused policies sold to middle-aged to elderly individuals to be more profitable than policies sold to younger individuals. Moreover, as the average life expectancy of women has increased in recent years relative to that of men, policies sold to women have tended to be more profitable than those sold to men.

For fiscal 2001, 86.0% of new policies sold by the Company were protection-oriented products, compared to 53.6% for fiscal 1999. Consequently, the proportion of the Company's total individual insurance policies in force composed of protection-oriented individual insurance products grew from 48.7% in fiscal 1999 to 53.2%

in fiscal 2001 and 55.2% for the first half of fiscal 2002 ended September 30, 2002. For the six months ended September 30, 2002, protection-oriented products were 92.1% of new policies sold by the Company. As the proportion of the Company's total individual insurance policies in force composed of protection-oriented products is still low compared to the Company's competitors, the Company believes that there is room for future growth in sales of such products.

The Company also seeks to enhance its profit margins by increasing the size of protection provided per policy. The Company's average protection provided per policy with respect to new individual insurance policies grew from ¥2.9 million in fiscal 1999 to ¥4.5 million in fiscal 2001 and ¥5.0 million in the six months ended September 30, 2002, due primarily to the Company's shift towards protection-oriented products. The Company expects to continue to increase the amounts of protection provided per policy and thereby improve its profits margins through an overall shift towards protection-oriented products.

Maintenance of Low Cost Operations with High Productivity

The business expense ratio (business expense as a percentage of premium income) is one of the major indices of cost efficiency in the life insurance industry, and the Company has one of the lowest business expense ratios among the ten largest Japanese life insurance companies. For fiscal 2001, the Company's business expense ratio was 8.3%, while the average of the ten largest Japanese life insurance companies was 13.0%. The Company's business expense ratio increased to 9.4% for the six months ended September 30, 2002. While business expenses remained relatively level, the Company's business expense ratio increased because of a decrease in income from insurance premiums. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Results of Operations — Comparison of Six Months Ended September 30, 2002 with Six Months Ended September 30, 2001 — Ordinary revenue". The Company believes that managing operating expenses is critical to achieving high profitability in the household market.

There are three principal reasons for the Company's low business expense ratio. First, the Company has consciously built a low cost organizational structure in light of its sales of small- to mid-sized policies. In this respect, the Company has made efforts to increase efficiency by simplifying corporate structure and business divisions and by minimizing the number of branch offices and limiting them to metropolitan areas. For example, in contrast to other major Japanese life insurance companies, some of which maintain a few thousand branches, the Company had only 147 branches as of September 30, 2002. In addition, the Company has instilled, and continues to instill, a low-cost culture among its management and employees. Second, the Company has adopted a flexible compensation structure for its sales force by allocating approximately 70% of compensation as success-based commissions. Moreover, salaries received by sales representatives are not based on the years of service provided to the Company. Finally, the Company has one of the most efficient sales forces in the industry in terms of premium income per sales representative. In fiscal 2001, the Company's premium income per in-house sales representative was ¥114 million, well above the average of the ten largest Japanese life insurance companies of ¥77 million.

These factors have allowed the Company to maintain a business expense ratio that is lower than the average of the ten largest life Japanese insurance companies. Although in fiscal 2001 the Company's business expense ratio increased by 0.8% from fiscal 2000, this was due mainly to extraordinary demutualization expenses, and a temporary decline in premium income caused by the Company's product shift toward protection-oriented products.

Termination of Expenses Related to the Demutualization, the Offerings and Establishment of the Proposed Common Holding Company

Expenses related to the Company's demutualization, the Offerings and the anticipated establishment in April 2004 of the proposed common holding company with Daido Life have been significant, and are in the short term expected to remain so. The Company estimates that total costs related to the demutualization, excluding expenses borne by the Company related to the Offerings, will total approximately ¥6 billion. For the years ended March 31, 2003 and 2004, the Company expects that expenses related to the demutualization, excluding expenses related to the Offerings, will total approximately ¥2,110 million and ¥1,799 million, respectively. However, once the demutualization, the Offerings and the establishment of the proposed common holding company have been completed, costs related to the transactions will abate and cease to reduce net income.

High Degree of Financial Stability

Low Level of Risk-monitored Loans and High Level of Yen-Denominated Interest-Bearing Assets

Because the Company maintains a relatively small amount of risk-monitored loans and a relatively large amount of yen-denominated interest-bearing assets due to its conservative investment policies, it believes it is not as susceptible to asset deterioration as its competitors. The Company's total amount of risk-monitored loans was ¥13,033 million and the ratio of risk-monitored loans to total loans for the Company was 0.58% as of September 30, 2002 on a non-consolidated basis. This ratio was one of the lowest among the ten largest Japanese life insurance companies, and 104.6% of the amount of risk-monitored loans was covered by reserves for possible loan losses, collateral and guarantees as of September 30, 2002. Furthermore, the Company's yen-denominated interest-bearing assets accounted for 75.3% of its total general account assets as of September 30, 2002. In comparison, as of the same date, yen-denominated interest-bearing assets accounted for 64.8% of total general account assets for the average of the ten largest insurance companies, calculated based on public releases of such companies. Yen-denominated interest-bearing assets include cash and cash equivalents, call loans, monetary claims purchased, corporate bonds and loans.

This favorable position in the market with respect to risk of asset deterioration, especially the low level of risk-monitored loans, is a result of the Company's prudent investment and credit policies over the years.

High Solvency Margin Ratio

The Company enjoys a high solvency margin ratio, a measure of capital adequacy which is calculated by dividing the solvency margin (the company's equity, plus its unrealized gains/losses on assets, subordinated debt and other items) by a quantified measure of the total risk borne by the company, all on a non-consolidated basis. As of September 30, 2002, the Company's solvency margin ratio was 783.1%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Solvency Margin Ratio".

Strong Financial Strength Ratings

The Company has received ratings of A ("Strong"), outlook "negative", from Standard & Poor's as of November 27, 2002, A from Japan Credit Rating Agency, Ltd. as of November 1, 2002 and A from Rating and Investment Information, Inc. as of September 25, 2002. In addition, without solicitation from or information provided by the Company, Moody's Investor Service has assigned a rating of Baa2, outlook "negative", to the Company as of March 11, 2002. These financial strength ratings reflect each rating agency's opinion of the Company's strength, operating performance and ability to meet its obligations to policyholders, and are not evaluations directed towards the protection of holders of Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financial Strength Ratings".

Management Quality Demonstrated by a Series of Strategic Initiatives

The Company's management has demonstrated the ability to respond to recent changes in the market by making key decisions and implementing strategic initiatives to secure the Company's competitiveness in the industry. For example:

- While most of the other major life insurance companies switched their main distribution channel from house calls to marketing to business employees at their offices in the 1970s, the Company continued to send its in-house sales representatives door-to-door, targeting middle-aged and elderly individuals, especially women. As a result, the Company has established a leading position in the retail household market.
- The Company has rapidly shifted its focus from savings-oriented products to protection-oriented products to improve profitability.
- The Company and Daido were, in 1999, the first of the ten largest Japanese life insurance companies to enter into a strategic alliance with another major Japanese life insurance company, before the pace of alliances and mergers in the industry began to accelerate. Together, the Company and Daido Life were the first of the ten largest Japanese life insurance companies to jointly acquire another Japanese life insurance company, Tokyo Life, now T&D Financial Life. This acquisition allowed the Company and Daido Life to consolidate their individual variable annuity businesses, a growing area, into T&D Financial Life.

- The Company has entered into alliances with the Financial One Group and Nipponkoa to access different sales channels or to provide non-core business through such alliances.

- The Company will be the second of the ten largest Japanese life insurance companies in Japan to demutualize, following Daido Life.

The Company's management intends to continue to seek opportunities and take initiatives to enhance the operating and financial strength of the Company. For example, as part of its effort with the management of Daido Life jointly to increase industry presence, enhance operational efficiency, increase profitability and cope with the shrinking market and increased competitiveness within the Japanese life insurance industry, the Company's management is working towards the creation of a common holding company with Daido Life. See "— Strategy — Enhance Industry Presence and Business Efficiency through Alliance with Daido Life" and "Alliances — T&D Life Group".

Strategy

The Company's management has, over the years, taken a series of strategic steps to construct and build upon the strengths of the Company in line with perceived changes in the life insurance industry. These steps, which include focusing on door-to-door sales of individual insurance products in the retail household market, expanding sales of protection-oriented products, managing operating expenses, following conservative investment and credit policies and considering beneficial alliances, have developed and fortified the Company's key strengths.

The Company's goals are to build upon its strong position in the retail household market and, as a joint stock corporation, to enhance shareholder value. To achieve these goals, the Company will pursue the following strategies:

Further Shift the Company's Product Mix from Savings-oriented Products to More Profitable Protection-oriented Products

The Company will continue to shift its focus from savings-oriented products to more profitable protection-oriented products. The market for protection-oriented products has been expanding, and the Company believes that there is potential for this trend to continue. Middle-aged and elderly individuals targeted by the Company have been affected by the general increase in medical expenses coupled with an increase in the proportion of expenses borne by patients due to the rapid rise of expenses not covered by corporate benefit plans and national health insurance. The Company believes protection-oriented products are particularly suitable in such an environment, given the increasingly aging population. In addition, as described above, protection-oriented products have been more profitable than savings-oriented products in recent years, in part because actual mortality and hospitalization rates have been lower than the assumed mortality and hospitalization rates used in calculating premium payments, while interest rates have remained low.

The Company will focus principally on selling individual insurance policies that pay small- to medium-sized benefits together with living-protection coverage, such as medical care and nursing care. 53.2% of the Company's policy amount in force as of March 31, 2002, 86.0% of new policies sold in fiscal 2001 and 92.1% of new policies sold in the first half of fiscal 2002 were protection-oriented products.

Beginning April 2003, the Company expects to introduce a system whereby policyholders may convert their savings-oriented policies or policies with a low protection component to policies with a high protection component. The Company expects that the conversion of existing policies will also contribute to raising the overall proportion of protection-oriented products relative to savings-oriented products. In addition, the Company believes it is crucial that such shift in its business not be accompanied by a large increase in business expenses. Hence, while continuing to monitor cost controls and maintaining its cost-efficient operations, the Company intends to accelerate its emphasis on protection-oriented products.

Continue to Develop its Product Line and Expand its Customer Base

The Company believes that the life insurance market for women and the household market is still a growing area, and it intends to fortify and augment its strong position in these areas by:

- continuing to develop and strengthen relationships between the Company's in-house sales representatives and their customers;

- continuing to develop products that meet the nursing care needs of Japan's aging society and market them to women and retired men;

- continuing to strengthen its competitiveness by improving its customer database and marketing techniques;

- expanding its customer base to family members of the Company's existing base of women customers, such as husbands, children and other relatives;

- expanding its customer base to additional households through introductory referrals from the Company's existing customer base; and

- maintaining relationships with current customers, particularly repeat customers who purchase more than one policy or renew their policies.

Reorganize from a Mutual Life Insurance Company to a Joint Stock Company

The Company believes that the demutualization will aid the Company in responding to changes and increasing competition in the industry environment, as well as increase its financial flexibility and potential for earnings growth. As a mutual life insurance company owned through membership interests held by participating policyholders, the Company has had no share capital and, as a result, has been unable to procure additional funds through the issuance of equity securities or to conduct mergers or acquisitions using common stock. The Company believes that by changing its form to a joint stock company, it will have greater flexibility in structuring business acquisitions and effecting other organizational changes, including the potential establishment of a parent holding company. In addition, by becoming a public company upon the listing of its Shares on the Tokyo Stock Exchange, the Company expects that it will obtain valuable feedback from investors and enhance its transparency through comprehensive and timely disclosure of information, thereby earning greater trust and confidence from its customers.

Enhance Industry Presence and Business Efficiency through Alliance with Daido Life

The Company and Daido Life entered into an agreement in January 1999, pursuant to which the two companies formed an alliance in order to combine complementary business models. As part of this business alliance, the Company and Daido Life share a joint brand, "T&D Life Group" and are working towards the goal of forming a common holding company based on a target date of April 2004 while maintaining the Company's strength in the retail household market and Daido Life's strength in the SME market. The Company believes its alliance with Daido Life will have the following principal benefits:

- *Increase industry presence:* The Company intends to enhance its presence in the Japanese life insurance market through its alliance with Daido Life. As of September 30, 2002, the Company was the eighth and Daido Life was the ninth largest insurance company in Japan in terms of total assets, and the Company was the seventh and Daido Life was the sixth largest insurance company in Japan in terms of premium income. Based on these figures and assuming the consolidation of both companies under a common holding company, the Company believes that T&D Life Group would represent, on a combined basis, the fifth largest company in the Japanese life insurance industry in terms of total assets and premium income as of September 30, 2002. Increased resources are expected to allow the companies to provide their customers with improved and expanded services more efficiently and thereby enhance their competitiveness in an increasingly competitive environment. For example, the Company believes its purchase, together with Daido Life, of Tokyo Life, now T&D Financial Life, has allowed the two companies to compete more effectively in the growing individual variable annuity business. In addition, consolidation of the two companies into a common holding company may contribute to greater stability in earnings, since the two companies' focus on separate markets will contribute to diversification of income. Further, while financial strength ratings reflect the rating agency's opinion of a company's financial strength and are not evaluations directed toward the protection of shareholders, S&P has assigned the Company and Daido Life financial strength ratings of A and A+, respectively, and the strength of such ratings may reassure policyholders and potential policyholders of the companies' financial stability.

- *Achieve business efficiencies:* The Company believes that the alliance has helped the Company and Daido Life achieve a number of business efficiencies, and the companies have implemented a number of operational and cost efficiencies through the alliance. For example, the Company and Daido Life have combined their asset management businesses to form T&D Asset Management Co., Ltd., which provides investment advisory services and/or investment trust management services to the Company, Daido Life and third-party customers. The Company believes that

through T&D Asset Management, the Company and Daido Life may be able to achieve greater investment flexibility and investment returns as a result of the increase in the total assets under management. The Company and Daido Life have also integrated a portion of their back-office functions and information technology systems. The Company and Daido Life plan to further integrate specific business functions to enhance efficiency and profitability, including by jointly developing and executing strategies for new products and markets.

Increase Sales of Semi-participating Products

Cognizant of its need to balance shareholder return on equity as a joint stock company while providing for policyholder dividends, the Company is gradually shifting sales from participating policies towards semi-participating policies, which it began writing in April 1999. In contrast to participating policies, which allocate yearly dividends based on any net surplus arising from the combined effect of actual mortality rates, investment yields and administrative expense levels during a given period being more favorable to the Company than the assumptions used, semi-participating policies allocate only any net positive return on investments in excess of the guaranteed rate of return as calculated at the end of a five-year period. While as of March 31, 2002 and September 30, 2002, semi-participating policies constituted 19.3% and 23.3% of total policy amount in force, respectively, sales of semi-participating policies grew from 42.3% of new policies written in fiscal 2000 to 63.6% in fiscal 2001 and 73.9% in the first half of fiscal 2002 ended September 30, 2002. By increasing the proportion of its sales of semi-participating policies relative to participating policies, the Company seeks to increase its profit margin from any net positive results arising from the mortality rate margin and the administrative expense margin.

Expand Individual Variable Annuity Business as New Revenue Growth Area

In October 2001, the Company, together with Daido Life, acquired Tokyo Mutual Life Insurance Company and renamed it T&D Financial Life Insurance Company. While Daido Life has continued to offer limited variable annuity products, the management of both the Company and Daido Life have been utilizing T&D Financial Life as an integrated platform for offering new individual variable annuity products through security firm and bank channels. The Company and Daido Life expect thereby to prevent duplicate investments in this area and will be able to concentrate on their respective core businesses.

The Company believes that the most effective way for T&D Financial Life to sell individual variable annuity products is through security firm and bank channels based on sales agency arrangements. On November 1, 2001, T&D Financial Life began to sell individual variable annuity products through Daiwa Securities. In October 2002, UFJ Tsubasa Securities Co., Ltd. also began selling individual variable annuity products of T&D Financial Life. The Company and Daido Life are in the process of securing additional security firm channels for T&D Financial Life. The Company also expects T&D Financial Life to increase sales of individual variable annuities through bank channels, including, among others, UFJ Bank Limited, UFJ Trust Bank Limited, Daiwa Bank Limited and Asahi Bank. Sales of products of T&D Financial Life through bank channels commenced in October 2002, when the deregulation of sales of individual annuities by banks took effect.

Products

The Company offers various types of individual life insurance products, as well as other individual and group insurance and annuities, other insurance products and asset management services aimed at serving its customers' financial needs. The Company's individual insurance products consist of endowment, term life, whole life and other insurance products, some of which are supplemented by medical care, nursing care, and other types of insurance. Its individual annuities consist of fixed annuities. The Company's primary group insurance products consist of group term, group life insurance for housing loans and group life insurance for consumer credit products. Its group annuities allow employers and other organizations to select from a variety of products that they may offer to their employees or members.

The Company offers participating and semi-participating policies. Holders of participating policies receive yearly dividends from the third year following the writing of the policy. These dividends are calculated based on three variables: mortality rate margin, investment yield margin and administrative expense margin. If the combined effect of actual mortality rates, investment yields and administrative expense levels during a given period is more favorable to the Company compared to the assumptions used when pricing these products, a net surplus will generally result for that period. A portion of the net surplus attributable to participating policies may then be distributed to the policyholder as policyholder dividends in the form of cash, an offset against premiums

or an increase in policy amount, depending on the policyholder's preference. The Company may pay a terminal dividend, depending on the product, in addition to the regular policyholder dividends. Although all of the Company's life insurance and annuity products historically included a participation feature which allows the policyholders to receive policyholder dividends, the Company in April 1999 began writing semi-participating insurance policies. In contrast to participating policies, semi-participating policies allocate dividends calculated at the end of each five-year period in the following year of the policy. These dividends are based solely on the investment yield margin, whereby policyholders receive a portion of the net positive return on investments in excess of the guaranteed rate of return as calculated at the end of a five-year period. Semi-participating policies generally feature lower premiums than participating policies and generally distribute smaller dividends relative to participating policies.

In anticipation of the Company's reorganization into a joint stock company and the related provision of both policyholder dividends and stockholder return on equity in the future, the Company has been gradually shifting sales to semi-participating policies. For example, sales of semi-participating policies grew from 42.3% of new policies written in fiscal 2000 to 63.6% in fiscal 2001. In the six months ended September 30, 2002, approximately 73.9% of the Company's new individual insurance policies based on policy amount were semi-participating policies. The Company's semi-participating policy products include endowment with term insurance ("Happy Melody" products), endowment with medical protection ("Kenko" products), whole life with term insurance ("Kirameki Life" products), whole life with nursing care insurance ("Tokoton Kaigo" products), endowment with maturity dividends ("Happy Ticket" products), short-term endowment insurance ("Himawari" products) and some individual annuity products.

The Company continually reviews, updates and expands its product offerings while maintaining its focus on individual life insurance. The Company introduces, from time to time, new products, policy riders and features. For example, in 2000, the Company introduced nursing care riders to its whole life insurance to respond to the needs of Japan's aging population, and recently, the Company introduced coverage for certain hospitalization expenses related to cancer and illnesses particular to women. Such new products are designed to increase the competitiveness of the Company's products and enhance the Company's flexibility to meet the broad range of risk protection and savings needs of its customers.

The following table sets forth selected information regarding the Company's individual insurance, individual annuities, group insurance, group annuities and other insurance businesses on a non-consolidated basis. In addition, the Company's affiliate, T&D Asset Management, offers investment advisory and investment trust management services. Another affiliate, T&D Financial Life, offers individual variable annuity products and other insurance and annuity products. The services offered by T&D Asset Management and T&D Financial Life are not included in the table.

	As of and for the year ended March 31,			As of and for the six months ended September 30,
	2000	2001	2002	2002
	(yen amounts in billions) (numbers of policies in thousands)			
Individual Insurance Products:				
Protection-oriented products				
Endowment insurance with medical protection ("Kenko" products):				
Number of new policies	152	110	166	95
New policy amount	¥ 370	¥ 274	¥ 425	¥ 384
Total number of policies	3,116	2,751	2,515	2,408
Total policy amount in force	¥ 4,721	¥ 4,275	¥ 4,066	¥ 4,121
Endowment with term insurance ("Happy Melody" products):				
Number of new policies	18	34	47	18
New policy amount	¥ 160	¥ 345	¥ 568	¥ 242
Total number of policies	17	41	72	78
Total policy amount in force	¥ 153	¥ 395	¥ 770	¥ 866
Term life insurance with survival benefits ("Aile" products):				
Number of new policies	50	48	92	32
New policy amount	¥ 326	¥ 347	¥ 662	¥ 237
Total number of policies	283	294	350	361
Total policy amount in force	¥ 1,647	¥ 1,757	¥ 2,177	¥ 2,264
Whole life with term insurance ("Kirameki Life" products):				
Number of new policies	26	19	37	25
New policy amount	¥ 133	¥ 92	¥ 135	¥ 73
Total number of policies	129	136	161	180
Total policy amount in force	¥ 869	¥ 872	¥ 922	¥ 949
Whole life with nursing care insurance ("Tokoton Kaigo" products):				
Number of new policies	—	26	21	7
New policy amount	¥ —	¥ 105	¥ 90	¥ 29
Total number of policies	—	23	39	43
Total policy amount in force	¥ —	¥ 94	¥ 163	¥ 179
Subtotal protection-oriented individual insurance:				
Number of new policies	248	239	364	178
New policy amount	¥ 990	¥ 1,165	¥ 1,881	¥ 968
Total number of policies	3,547	3,247	3,139	3,071
Total policy amount in force	¥ 7,391	¥ 7,394	¥ 8,099	¥ 8,380
Savings-oriented products				
Endowment with maturity dividends ("Happy Ticket" products):				
Number of new policies	81	74	11	1
New policy amount	¥ 120	¥ 110	¥ 21	¥ 3
Total number of policies	289	317	298	290
Total policy amount in force	¥ 617	¥ 653	¥ 614	¥ 593
Short-term endowment insurance ("Himawari" products):				
Number of new policies	101	64	62	15
New policy amount	¥ 87	¥ 58	¥ 58	¥ 14
Total number of policies	1,532	1,367	1,098	910
Total policy amount in force	¥ 1,205	¥ 1,086	¥ 875	¥ 725
Others:				
Number of new policies	16	19	14	4
New policy amount	¥ 134	¥ 124	¥ 86	¥ 21
Total number of policies	481	424	127	127
Total policy amount in force	¥ 819	¥ 823	¥ 628	¥ 607
Individual annuity products:[1]				
Number of new policies	180	160	54	16
New policy amount	¥ 514	¥ 473	¥ 140	¥ 42
Total number of policies	1,662	1,699	1,641	1,609
Total policy amount in force	¥ 5,150	¥ 5,213	¥ 5,015	¥ 4,865

	As of and for the year ended March 31,			As of and for the six months ended September 30,
	2000	2001	2002	2002
	(yen amounts in billions) (numbers of policies in thousands)			
Subtotal savings-oriented individual insurance:				
Number of new policies	379	319	143	37
New policy amount	¥ 856	¥ 766	¥ 306	¥ 82
Total number of policies	3,966	3,809	3,166	2,937
Total policy amount in force	¥ 7,793	¥ 7,777	¥ 7,133	¥ 6,792
Total Individual Insurance Products:				
Number of new policies	627	559	507	216
New policy amount	¥ 1,847	¥ 1,931	¥ 2,188	¥ 1,050
Total number of policies	7,513	7,057	6,306	6,009
Total policy amount in force	¥15,185	¥15,172	¥15,232	¥15,173
Group Insurance Products:				
New policy amount	¥ 181	¥ 77	¥ 275	¥ 51
Total policy amount in force	¥10,204	¥10,378	¥11,022	¥11,118
Group Annuity Products:(2)				
New policy amount	¥ 0	¥ 0	¥ 0	¥ 0
Total policy amount in force	¥ 781	¥ 788	¥ 813	¥ 807
Other Insurance:				
New policy amount	¥ 0	¥ 0	¥ 0	¥ 0
Total policy amount in force	¥ 5	¥ 4	¥ 4	¥ 4
Total:(3)				
New policy amount	¥ 2,029	¥ 2,009	¥ 2,463	¥ 1,102
Total policy amount in force	¥26,176	¥26,344	¥27,073	¥27,103

Notes:

(1) Policy amounts for individual annuities are equal to (a) the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and (b) the amount of policy reserve for an annuity for which payments have commenced.

(2) For group annuity products, the new policy amount is equal to the initial premium payment and the policy amount in force is equal to the amount of outstanding corresponding policy reserve.

(3) Aggregate of individual insurance, individual annuity, group insurance and group annuity products.

Individual Insurance

Individual insurance is the Company's main product line and accounted for 45.4% of the Company's total policy reserve and 39.2% of the Company's total policy amount in force (for individual insurance, individual annuities and group insurance) as of September 30, 2002. Individual insurance constituted 83.1% and 91.5% of total new policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively. The Company offers a variety of individual insurance products, which can be classified into two general categories — those with a strong protection component and those with a strong savings component.

Protection-oriented Individual Insurance

The Company's main protection-oriented individual insurance products include endowment with term insurance, endowment insurance with medical protection, term life insurance with survival benefits, whole life with term insurance and whole life with nursing care insurance. These protection-oriented products place a greater emphasis on benefits for death, medical care and nursing care, whereas savings-oriented products place a greater emphasis on maturity benefits. The protection-oriented products the Company offers are a subset of products known in Japan as third sector insurance products which combine elements of both life and non-life insurance. In recent years, the Company has increasingly shifted its focus from products with a strong savings component toward products with a strong protection component in order to meet customer needs, given Japan's prolonged low-interest rate environment, the rising average age of the general population and anticipated increase in future medical expenses and nursing care expenses. The Company's protection-oriented products provide for payment of a fixed amount of protection-oriented benefits, such as coverage of medical or nursing care expenses, that can be subtracted from the death benefit, or savings component. Protection-oriented individual insurance products accounted for 86.0% and 92.1% of the Company's new individual insurance policy amounts written in fiscal 2001 and the six months ended September 30, 2002, respectively, and 53.2% and 55.2% of the

Company's total individual insurance policies in force as of March 31, 2002 and September 30, 2002, respectively.

Endowment insurance with medical protection. Endowment insurance with medical protection, the Company's "Kenko" products, accounted for 15.7% of the Company's total policy amount in force as of September 30, 2002. This endowment policy, which generally has a term of 10 years, can be supplemented with medical coverage under which the Company pays illness, hospitalization and surgery benefits out of the death benefit. Endowment insurance with medical protection is among the largest components of the Company's individual insurance products, accounting for 19.4% and 36.6% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Endowment with term insurance. Endowment with term insurance, the Company's "Happy Melody" products, accounted for 3.3% of the Company's total policy amount in force as of September 30, 2002. Endowment insurance pays a death benefit if the insured dies within a specified term, generally 10 years, or a maturity benefit of the same amount if the insured survives to the end of that term. Under this type of policy, which generally has a term of 15 to 30 years, the Company provides endowment insurance coupled with term insurance for death, nursing care, or a combination of both. Although constituting only 5.1% of total individual insurance policies in force as of March 31, 2002, endowment with term insurance accounted for 26.0% and 23.1% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Term life insurance with survival benefits. Term life insurance with survival benefits, the Company's "Aile" products, accounted for 8.6% of the Company's total policy amount in force as of September 30, 2002. Under this policy, if the insured dies within the policy term, generally 10 or 15 years, the beneficiary receives a death benefit, but if the insured survives past a certain time within the policy term, the insured would receive a survival benefit. This category of individual insurance is also among the largest components of the Company's individual insurance products, constituting 30.3% and 22.6% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Whole life with term insurance. Whole life with term insurance, the Company's "Kirameki Life" products, accounted for 3.6% of the Company's total policy amount in force as of September 30, 2002. Whole life insurance pays a death benefit to the beneficiary upon the death of the policyholder irrespective of when the policyholder dies. This policy, a combination of whole life insurance and term life policy riders, provides for a higher payment if the insured dies within a specified period. Term policy riders offer extensive coverage for relatively inexpensive premiums, and whole life with term insurance has traditionally been the most common life insurance product in Japan. Whole life with term insurance accounted for 6.2% and 7.0% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Whole life with nursing care insurance. Whole life with nursing care insurance accounted for 0.7% of the Company's total policy amount in force as of September 30, 2002. Policyholders of whole life insurance with a nursing care rider, the Company's "Tokoton Kaigo" products, receive periodic payments for nursing care which are subtracted from the whole life death benefit and applied towards nursing care expenses. Whole life with nursing care insurance accounted for 4.1% and 2.8% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Savings-oriented Individual Insurance

The Company's savings-oriented individual insurance products include endowment with maturity dividends, short-term endowment insurance, and other individual insurance products. Another type of savings-oriented product offered by the Company is individual annuity products, described in the next section.

Endowment with maturity dividends. Endowment with maturity dividends, the Company's "Happy Ticket" products, accounted for 2.3% of the Company's total policy amount in force as of September 30, 2002. Under this type of policy, which has maturities ranging from 5 to 30 years, a policyholder can receive both a death benefit and a maturity dividend of the same amount, as well as dividends every 5 years following maturity. The Company is gradually shifting sales away from these products, particularly those policies under which policyholders pay a one-time premium payment as opposed to monthly premium payments. Endowment with maturity dividends accounted for 1.0% and 0.4% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Short-term endowment insurance. Short-term endowment insurance, the Company's "Himawari" products, accounted for 2.8% of the Company's total policy amount in force as of September 30, 2002. Short-term endowment insurance policies feature maturities of 5 or 7 years. The Company pays to policyholders or

their beneficiaries one of the following: a maturity benefit upon maturity, a benefit of the same amount as the maturity benefit upon a policyholder's death or serious disability prior to maturity, or a benefit equal to five times the amount of the maturity benefit in the event of the policyholder's accidental death or serious disability prior to maturity. Short-term endowment insurance accounted for 2.7% and 1.4% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Other individual insurance products. The Company offers other individual insurance products, including insurance for juveniles and variable insurance. These other individual insurance products accounted for 2.3% of the Company's total policy amount in force as of September 30, 2002, and 4.0% and 2.1% of new individual insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Individual Annuities

Individual annuities accounted for 40.6% of the Company's total policy reserve and 18.5% of the Company's total policy amount in force (for individual insurance, individual annuities and group insurance) as of September 30, 2002. In addition, individual annuities accounted for 5.7% and 3.9% of total new policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

The Company's individual annuity products consist of individual fixed annuities. The Company does not directly offer individual variable annuities; instead, such products are offered through its affiliate, T&D Financial Life. The Company's fixed annuity products pay benefits for a fixed ten-year term. Deposits made into these contracts are allocated to the general account managed by the Company, and the Company bears the risk that investments in this general account do not meet the guaranteed rates of return. A lump sum benefit payment is made upon the death of the insured prior to commencement of annuity payments. If the death of the insured occurs after annuity payments have commenced and prior to the end of the fixed annuity payment term, the remainder of the annuity payments may either be accelerated or may continue to be paid in accordance with the schedule outlined in the policy. The Company is gradually shifting its focus away from sales of individual annuity products in line with its general shift towards sales of products that have a greater protection component.

Group Insurance

Group insurance accounted for 0.1% of the Company's total policy reserve and 42.3% of the Company's total policy amount in force (for individual insurance, individual annuities and group insurance) as of September 30, 2002. In addition, group insurance accounted for 11.2% and 4.7% of total new policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively. The Company's group insurance products include mainly group term life insurance, group life insurance for housing loans and group life insurance for consumer credit.

Group term life insurance. Group term life insurance accounted for 16.6% of the Company's total policy amount in force as of September 30, 2002. Group term life insurance is similar to term life insurance offered on an individual basis. Only one application is processed on behalf of the many individuals covered under the policy. The Company offers these products through corporations and other organizations as sponsored benefit programs with premiums paid by the organizations or on a non-sponsored basis with premiums paid by the insured. Group insurance policies are offered on a one-year renewable basis. Group term life insurance accounted for 25.2% and 60.4% of new group insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Group life insurance for housing loans. Group life insurance for housing loans accounted for 17.7% of the Company's total policy amount in force as of September 30, 2002. Under this type of policy, in the event of the death or severe disability of the insured, the Company pays a benefit that is applied toward the repayment of the insured's mortgage. The amount of the benefit paid by the Company is dependent upon the amount of the remaining debt. Group life insurance for housing loans accounted for 66.5% and 25.7% of new group insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Group life insurance for consumer credit. Group life insurance for consumer credit accounted for 0.9% of the Company's total policy amount in force as of September 30, 2002. Group life insurance for consumer credit pays a benefit that is applied toward the repayment of the insured's consumer credit obligations, up to a certain limit, in the event of the death or severe disability of the insured. The amount of the benefit paid by the Company is dependent upon the amount of the remaining debt. Group life insurance for consumer credit accounted for 0.3% and 0.0% of new group insurance policy amounts written during fiscal 2001 and the six months ended September 30, 2002, respectively.

Group Annuities

Group annuities accounted for 13.0% of the Company's total policy reserve and 3.0% of the Company's total policy amount in force as of September 30, 2002.

The Company offers group annuity products that can be packaged to meet the specific needs of a corporation or other organization to offer defined benefit plans to its employees or other organization members. These plans offer fixed pension benefits with premium payments calculated based on the amount of the fixed benefits. A portion of the plan can be allocated to the separate account so that variable returns based on actual investment results can be received. Plans that meet specified conditions may qualify for preferential tax treatment. The Company offers its group annuity products to pension funds of large corporations and public pension funds.

Pursuant to new laws that became effective in October 2001, the Company provides products and services that corporations may use to offer defined contribution plans to their employees. These plans do not guarantee minimum returns but rather reflect the results of investments made in a variety of segregated accounts between which the individual may allocate plan assets. Plan assets may be transferred to the plan of a new employer when the employee changes employment. Products that the Company offers for investment of plan assets include guaranteed interest contracts, which are a type of annuity product that guarantees a fixed return at fixed intervals of 5 or 10 years, employee pension fund insurance, which is a publicly mandated pension system funded by corporate and employee contributions, and national pension fund insurance, which is another public pension system funded by voluntary contributions of individuals.

Other Group Insurance Products

The Company offers other insurance, including workers' asset-formation life insurance, workers' asset-formation annuity insurance, group insurance with medical care and disability insurance. Other group insurance products accounted for 0.1% of the Company's total policy reserve. These other group insurance products accounted for less than 0.1% of the Company's total policy amount in force as of September 30, 2002 and less than 0.1% of total new policy amounts written during each of fiscal 2001 and the six months ended September 30, 2002.

Asset Management and Investment Trust Management Products and Services

The Company does not directly provide asset management and investment trust management products or services. However, T&D Asset Management Co., Ltd., an equity method affiliate of the Company and Daido Life, provides investment advisory services and/or investment trust management services to the Company, Daido Life and third-party customers.

T&D Asset Management was originally established as T&D Taiyo Daido Asset Management Co., Ltd. in October 1999 through the merger of Daido Life Asset Management and Taiyo Life Gamma Investment Management as part of the broad business alliance between the Company and Daido Life. The combined entity provided investment advisory services for ¥1,939 billion of assets as of March 31, 2002, an increase of 1.3% from March 31, 2001. Of these assets, 27.5%, 39.7% and 32.8% were managed on behalf of the Company, Daido Life and third-party customers, respectively. In July 2002, the Company and Daido Life combined the investment advisory and investment trust management arms of the T&D Life Group by merging T&D Taiyo Daido Asset Management into Daido Life Investment Trust Management and renamed the company T&D Asset Management Co., Ltd. T&D Asset Management offered, and continues to offer, investment advisory services related to such funds and products as mixed-portfolio funds, dedicated domestic equity funds and credit risk management products.

Sales and Marketing

Retail Sales and Marketing

The Company has a network of in-house sales representatives and sales agents that market products mainly to retail household customers. As of September 30, 2002, the Company had 8,832 in-house sales representatives operating through 147 branch offices located throughout Japan. Door-to-door sales constitute the primary means by which the Company's in-house sales representatives market to new customers. Of new policies written in fiscal 2001, 97.9% were attributable to sales by in-house sales representatives. Over the years, door-to-door sales by sales representatives has allowed the Company to establish and maintain the strength and competitiveness of its presence in the retail household market as well as develop a base of customers from which it can continue to expand sales. The Company also sells its products through its sales agencies, which often

employ retired sales representatives. As of September 30, 2002, approximately 730 sales agencies offered the Company's insurance products. In addition, some customers, called "Sun Mates" (a play on the word "taiyo", which means "sun" in Japanese) by the Company, provide referrals to the Company's sales representatives on a fee basis. Among new policies sold on referrals from Sun Mates during the six months ended September 30, 2002, over half were to first-time customers, demonstrating the importance of Sun Mates in expanding sales to new customers. As of September 30, 2002, there were approximately 13,800 Sun Mates. The Company has also been conducting sales over the Internet on a trial basis.

The Company provides training to its sales representatives and sales agents so that they may offer products that meet the needs of the Company's customers. Most of the training for sales representatives is day-to-day, on-the-job training. Sales representatives generally work in teams of two, in which the more experienced representative trains the less experienced representative with respect to the Company's product line-up, sales etiquette, compliance with insurance regulations, tax matters, and other matters. In addition, the Company offers sales representatives a number of standardized insurance industry courses in which they can receive varying levels of degrees. Training with respect to sales agencies, which often employ retired sales representatives, is based upon the training method of sales representatives. The Company recognizes the importance of training its sales representatives and sales agents in being able to offer effectively products that meet customers' needs in a competitive environment.

Corporate Sales

In addition to its main retail sales channels described above, the Company also has a dedicated staff of corporate sales representatives located in its Tokyo headquarters that markets mainly group insurance and group annuity products directly to large corporations and public entities.

Sales Support

The Company's in-house sales representatives are supported in their sales activities by the Company's information technology infrastructure. Each of the Company's in-house sales representatives is supplied with a notebook-sized computer. With these computers, in-house sales representatives can display marketing material and application forms, make standard benefit and inheritance tax calculations, manage customer information, report their sales activities and access information regarding existing policies.

Asset Management Sales Channel

While T&D Asset Management provides asset management services primarily to the Company and Daido Life, it also offers services to third parties. T&D Asset Management maintains a dedicated staff of sales representatives to market its investment advisory services to pension funds of large corporations and to public pension funds. T&D Asset Management markets its investment trust products to the retail market through local branch offices of banks, securities companies and Daido Life.

Sales of Nipponkoa Insurance Products

As part of its Financial One alliance, the Company has established a relationship with Nipponkoa Insurance Co., Ltd. that has allowed the Company to establish a new income source by expanding its ability to provide non-insurance products to its customers. Having merged its former non-life insurance subsidiary Taiyo Fire & Marine into Nipponkoa in April 2002, the Company continues to act as sales agent for Nipponkoa in the non-life insurance business. The Company earns a stable income of sales fees from Nipponkoa without being involved in the underwriting of the non-life insurance business. For a more detailed description of Financial One, see "Alliances — The Financial One Group".

Collection Procedures

The Company's sales representatives do not play a role in collection of premiums. Instead, the Company employs a corps of collection agents who make periodic visits to the homes of policyholders who have elected to make personal payments to the collection agents rather than make such payments by bank account transfer. While the collection agents do not play a role in selling new policies to customers, they can assist current policyholders in routine revisions or changes to their existing insurance policies. The service provided by collection agents serves not only as a convenient payment service provided to customers, but also aids in the retention of customers by providing them periodic interface with the Company.

Customer Support Services

Call Center, Online and ATM Customer Services and Nursing Care Phone Services

The Company maintains a customer service call center equipped with 80 operator booths, as of September 30, 2002. The center provides customers with an efficient and speedy means to access information about their insurance policies. In addition, customers can leave messages on an automated answering service available 24 hours a day, 365 days year and receive responses to their inquiries via facsimile. The Company also provides an online service for its policyholders to supplement the services available through its customer support phone service. Through this on-line service, customers can conveniently and expeditiously receive direct deposits of loan amounts and deferred annuities into specified accounts, as well as make payments on their policies. Other services include an Internet site through which customers can view information regarding their policies, and make certain changes to policy terms. The Company also allows policyholders holding a participating credit card to obtain policy loans, withdraw dividends, view their account, pay premiums and receive other services through automated teller machines. Customer service is also available through the mail.

The Company also began to offer customers a toll-free "Nursing Consultation Service" in April 2000 and a toll-free "Nursing Care Introduction Service" in July 2000. The Nursing Consultation Service is available to policyholders of whole life with nursing care insurance and their family members, and provides such persons general advice with respect to nursing care needs of the policyholder. The Company outsources this service to Hoken Dohjinsha Inc. The Nursing Care Introduction Service offers to all policyholders introductions to nurses, care managers and treatment facilities. This service also introduces policyholders to nursing care facilities and provides administrative assistance in admitting policyholders to such nursing care facilities. The Company outsources this Nursing Care Introduction Service to Wellness Co., Ltd. Neither Hoken Dohjinsha Inc. nor Wellness Co., Ltd. is an affiliate of the Company.

Pricing and Underwriting

Pricing of the Company's life insurance and annuity products is based mainly on assumptions with respect to expected mortality rates, investment yields and administrative expenses. Pricing of participating policies is based on more conservative assumptions of these factors compared with semi-participating policies. See "— Products".

The Company maintains underwriting policies and guidelines intended to prevent actual insurance payment events from occurring at a higher rate than the expected mortality rate and certain other assumptions used when pricing its products. The Company's insurance underwriting involves a centralized application and risk evaluation process that determines whether the risk related to a particular applicant, including both mortality risk and risk of insurance fraud, is consistent with the amount of risk the Company is willing to accept. The process considers the risk characteristics of the individual to be insured, including a detailed medical condition, occupation and financial profile. The Company maintains strict guidelines regarding the exact type of review depending on the type and amount of each policy. For example, in the case of policies that provide for death benefits exceeding a specified level, the individual to be insured must undergo medical examinations performed by physicians under contract with the Company. In contrast, many of our products offering lower levels of benefits require only a written self-declaration instead of a medical examination. This simple and convenient application feature is attractive to many customers. The Company underwrites its group policies generally by evaluating the risk characteristics of the prospective insured group. To maintain high standards of underwriting quality and consistency, an affiliate of the Company engages in a multilevel series of ongoing internal underwriting audits at the Company's branch offices and corporate headquarters.

Investments

The Company's investments are divided into two accounts, the general account and the separate account. Payments to customers for products providing a fixed benefit are made from investments in the Company's general account. The Company bears the risk that the investments in the general account will not yield sufficient return to cover benefits paid for products for which premiums are calculated based on a fixed guaranteed rate of return. In order to safeguard the funds from which policyholder benefits are paid, regulations issued under the Insurance Business Law restrict the percentage of general account assets that may be allocated to specified classes of investments. See "— Regulatory Restrictions on Investments". In contrast, products for which customers bear the investment risk are paid from funds managed in the separate account. These products include individual variable insurance, group employee pension fund insurance and national pension fund insurance. While there are no regulations restricting allocation of separate account assets to specified classes of investments,

the Company generally invests such assets in investments for which a market price is readily available so that it may realize the returns for payment to policyholders.

Of the Company's non-consolidated total assets as of September 30, 2002, which totalled ¥6,706 billion, ¥6,635 billion were general account assets. The balance consisted of separate account assets in the amount of ¥71 billion (of which ¥12 billion was loaned to the general account and included in the amount of general account assets indicated above). Unless otherwise noted, the discussion in this section relates to the Company's general account assets, on a non-consolidated basis.

Management of Investments

The Company considers the maintenance of the trust of its policyholders a paramount concern. In order to ensure the full payment of benefits to policyholders, the Company has adopted and strictly implements basic guidelines for the management of its general account assets, based on the three fundamental principles of security, profitability and liquidity.

- *Security.* Targeting a long-term, stable flow of earnings, the Company engages primarily in investment activities yielding yen-denominated interest income such as loans and yen-denominated bonds.

- *Profitability.* The Company seeks to augment earnings by assuming a certain degree of risk such as price volatility while maintaining controls that restrict the assumption of risk to acceptable limits. Specifically, the Company invests in foreign bonds, Japanese and foreign equity securities, and other investments with fluctuating prices, seeking to increase the market price of its assets to a greater degree than is generally possible through investments in less risky assets.

- *Liquidity.* The Company seeks to ensure a certain degree of liquidity in recognition of the increasingly difficult industry environment. For example, while premium revenue has declined due to a decrease in the writing of new policies, policy cancellation payouts have risen due to large numbers of individual and large group policy cancellations. In addition, if a large-scale natural disaster occurs and the Company must make significant cash value payments to policyholders seeking liquidity or significant benefit payments to policyholders due to their death or disability, the Company may have insufficient funds to meet such payments. A large-scale natural disaster may also affect the Company's liquidity by causing a disruption of the capital markets. To manage liquidity, the Company's Securities Investment Division makes short-term investments in accordance with the Company's internal liquidity risk management policies and regulations. All other asset management-related divisions engage in funding activities based on a prudent consideration of liquidity factors.

The Company's basic regulations for the investment of its assets take into account the public welfare nature of the insurance industry and the impact the Company's investment of assets may have on the domestic economy. The following are the fundamental principles of these regulations:

- to strengthen the Company's internal control systems that feature checks and balances, as well as its risk management systems and asset management systems that take into account the financial environment;

- to abstain from speculative and unsound investments in consideration of public and social welfare while also increasing the return on investments for policyholders;

- to consider the impact that domestic investments may have on domestic and foreign financial and capital markets, while also considering, with respect to foreign investments, the impact that such investments may have on domestic financial and capital markets; and

- to ensure that investments of related companies also take into account public and social welfare.

T&D Asset Management provides investment advisory services to the Company for a portion its investments. In fiscal 2001, the Company received advice from T&D Asset Management with respect to approximately 67% of its investments in domestic stocks in its general account and all of its investments in its separate account.

The Company is exposed to three primary sources of investment risk:

- market risk associated with changes in equity prices, interest rates and foreign currency exchange rates;

- credit risk arising from the uncertainty related to the ability of a given obligor to continue to make timely payments of principal, interest or other amounts; and

- real estate risk arising from fluctuations in market values for and cash flows from rental income properties.

The Company manages market risk by quantifying its exposure to this risk and by limiting this exposure to within a permissible amount. Specifically, the Company calculates its exposure to losses which could occur within one year using statistical analysis called the value-at-risk method. The Company manages interest rate risk by optimizing the characteristics of its investment portfolio in relation to its liabilities, as well as through the use of derivative instruments such as interest rate swaps. The Company tries to maintain an optimum asset and liability mix by recommending any necessary shifts in investment policies to the Company's management committee. The Company limits investments in stocks and other investments with a relatively higher level of risk so that the maximum amount of probable losses calculated by this method is not more than the excess of returns from investments in fixed-income securities together with buffers such as the reserve for price fluctuations over the average assumed investment yield for the Company's outstanding products. The Company manages foreign currency risk through a policy of hedging against changes in foreign currency exchange rates and limiting unhedged exposure, which it monitors using the value-at-risk method. As of September 30, 2002, the Company had hedged against foreign currency risk for 61.8% of its foreign investments denominated in currencies other than yen.

The Company manages credit risk by assigning credit ratings to obligors based on in-house fundamental analysis and credit ratings assigned by rating agencies and through diversification of the industries to which obligors belong. Credit ratings of obligors are reviewed on an annual basis. The Company establishes standard interest rates applicable for investments in specific credit ratings categories.

Recognizing that real estate investments cause large amounts of capital to become illiquid for long periods of time, the Company sets for each property minimum investment return levels and maximum permissible unrealized loss levels. For properties that do not meet these standards, the Company manages real estate risk by considering the sale of the property and measures to maintain rental income.

For further information on the Company's management of investment risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Risk Categorization and Management".

Regulatory Restrictions on Investments

Japanese regulations restrict the percentage of the Company's general account assets that may be allocated to specified classes of investments as generally set forth below:

Type of investment	Maximum percentage of allocation within general account assets
Domestic stocks and partnership interests	30%
Real estate	20%
Foreign currency-denominated assets	30%
Bonds, loans and securities lending considered by the FSA to have high credit risk (for example, unsecured bonds with no credit ratings and unsecured loans to companies with no credit ratings)	10%

The Company is also restricted to making certain types of investments specified by Japanese regulations. See "Regulation of the Life Insurance Industry — Insurance Business Law — Restrictions on Scope of Business — Restrictions on investments". There are no regulatory restrictions on investments of separate account assets.

Overall Composition of Investments

The following table summarizes the Company's total cash and invested assets in its general account at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Domestic bonds	¥2,680,724	37.4%	¥2,532,630	37.5%	¥2,501,535	37.7%
Loans[1]	2,408,533	33.6	2,309,729	34.2	2,253,751	34.0
Foreign investments[2]	449,103	6.3	665,630	9.9	679,942	10.2
Domestic stocks	727,215	10.1	576,374	8.5	508,097	7.7
Monetary trusts	86,478	1.2	95,933	1.4	56,181	0.8
Cash and cash equivalents/call loans	269,813	3.8	148,729	2.2	173,501	2.6
Real estate	227,384	3.2	191,579	2.8	192,047	2.9
Others	318,206	4.4	230,090	3.4	269,983	4.1
Total cash and invested assets	¥7,167,460	100.0%	¥6,750,698	100.0%	¥6,635,040	100.0%

Notes:

(1) Loans includes loans to borrowers located outside of Japan and loans to policyholders.

(2) Foreign investments include mainly investments in bonds and stocks issued by foreign issuers.

Investment Results

The following table illustrates the average investment yields based on net investment income for each of the components of the Company's investment portfolio for the years ended March 31, 2001 and 2002:

	Year ended March 31,	
	2001	2002
Domestic bonds	1.97%	2.84%
Loans	3.22	3.11
Foreign investments	6.49	6.71
Domestic stocks	6.46	0.82
Monetary trusts	(11.99)	(0.44)
Cash and cash equivalents/call loans	0.27	0.05
Real estate	0.69	0.72
Total investments (including others)	2.52%	2.48%

Note:

(1) Yields are based on average carrying values for the period.

Unrealized Gains and Losses

The Company's investments in securities other than subsidiaries and affiliates are classified into four categories:

- trading securities (including monetary trusts for which the Company is the beneficiary), which are securities held for the purpose of generating profits through trading of such securities;
- held-to-maturity debt securities, which are debt securities that are expected to be held to maturity;
- policy-reserve-matching bonds, which are debt securities that are held long-term to match the Company's policy reserves; and
- available-for-sale securities, which are all other securities.

Trading securities and marketable available-for-sale securities are stated at fair value. Unrealized gains and losses on trading securities are recognized in earnings. Unrealized gains and losses on available-for-sale securities with readily obtainable fair market value ("marketable available-for-sale securities") are included in a separate component of equity, net of income taxes, unless a decline in fair value is considered a significant

impairment, in which case the decline is recognized in earnings as a devaluation loss. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Changes in Accounting Standards for Financial Instruments". Held-to-maturity debt securities, policy-reserve-matching bonds and available-for-sale securities without readily obtainable fair value are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on a moving average method.

The following tables show the current fair value (which is equal to carrying value) and valuation gains (or devaluation losses) at the dates indicated, which are reflected in ordinary revenues and expenses for such dates, related to the Company's trading securities:

	As of March 31, 2002		As of September 30, 2002	
	Current fair value and carrying value	Valuation gains (devaluation losses)	Current fair value and carrying value	Valuation gains (devaluation losses)
	(Millions of yen)			
Monetary trusts	¥71,164	¥1,248	¥56,675	¥2,219
Total	¥71,164	¥1,248	¥56,675	¥2,219

The following tables show the unrealized gains and losses related to the Company's held-to-maturity debt securities at the dates indicated:

	As of March 31, 2002		
	Amortized cost	Fair value	Net unrealized gains (losses)
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds	¥166,526	¥165,898	¥ (628)
Other securities	50,992	50,993	1
Total	¥217,519	¥216,892	¥ (627)

	As of September 30, 2002		
	Amortized cost	Fair value	Net unrealized gains (losses)
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds	¥166,478	¥172,703	¥6,225
Other securities	60,996	60,995	(0)
Total	¥227,474	¥233,699	¥6,225

The following tables show the unrealized gains and losses related to the Company's policy-reserve-matching bonds at the dates indicated:

	As of March 31, 2002		
	Amortized cost	Fair value	Net unrealized gains (losses)
	(Millions of yen)		
Policy-reserve-matching bonds:			
Public and corporate bonds	¥1,035,918	¥1,041,274	¥5,356

	As of September 30, 2002		
	Amortized cost	Fair value	Net unrealized gains (losses)
	(Millions of yen)		
Policy-reserve-matching bonds:			
Public and corporate bonds	¥972,506	¥991,160	¥18,654

The following tables show the valuation gains and devaluation losses related to the Company's marketable available-for-sale securities at the dates indicated:

	As of March 31, 2002		
	Carrying value prior to mark-to-market	Fair value and carrying value	Net unrealized gains (losses)
		(Millions of yen)	
Marketable available-for-sale:			
Domestic public and corporate bonds	¥1,279,211	¥1,330,185	¥ 50,974
Domestic stocks	559,690	563,111	3,421
Foreign bonds	485,978	492,379	6,400
Foreign stocks, etc.	93,799	82,796	(11,002)
Other securities	31,278	29,146	(2,131)
Certificates of deposit	—	—	—
Claims purchased	4,000	4,002	2
Total	¥2,453,957	¥2,501,622	¥ 47,664

	As of September 30, 2002		
	Carrying value prior to mark-to-market	Fair value and carrying value	Net unrealized gains (losses)
		(Millions of yen)	
Marketable available-for-sale:			
Domestic public and corporate bonds	¥1,309,857	¥1,362,550	¥ 52,693
Domestic stocks	540,682	483,345	(57,337)
Foreign bonds	493,956	528,613	34,657
Foreign stocks, etc.	83,382	60,874	(22,508)
Other securities	29,260	28,400	(860)
Certificates of deposit	—	—	—
Claims purchased	8,911	8,957	46
Total	¥2,466,050	¥2,472,742	¥ 6,691

The following table shows the Company's available-for-sale securities that cannot be assigned a market value at the dates indicated:

	Carrying value as of March 31, 2002	Carrying value as of September 30, 2002
	(Millions of yen)	
Unlisted domestic stocks	¥ 6,738	¥ 6,937
Unlisted foreign stocks	90,000	90,000
Unlisted foreign bonds	—	—
Other securities	51	5,110
Total	¥96,790	¥102,047

In addition to the above securities, the carrying value of the stock of subsidiaries and affiliates as of March 31, 2002 and September 30, 2002 was ¥6,599 million and ¥18,269 million, respectively. The accounting standard applied to such stock is the same as that applied to available-for-sale securities that cannot be assigned a market value.

Domestic Bonds

Domestic bonds consist mainly of publicly traded debt securities and debt securities with readily obtainable market value and represented 37.4%, 37.5% and 37.7% of total cash and invested assets as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively. The Company's domestic bonds had a weighted average contractual yield of 2.55% and 2.50% as of March 31, 2001 and March 31, 2002, respectively. All of the bonds owned by the Company as of September 30, 2002 were listed on a Japanese securities exchange or were not listed but could reasonably be assigned a fair value.

6.7% of the Company's domestic bonds were held-to-maturity securities as of September 30, 2002. The Company invests mainly in debt securities issued by Japanese national and local governments, other public entities and corporations which, based on its internal analysis, have high credit quality. None of the domestic bonds owned by the Company were in default as of September 30, 2002.

The following table sets forth the amount of domestic bonds owned by the Company at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
National government bonds	¥ 947,685	35.4%	¥1,353,338	53.4%	¥1,177,216	47.1%
Local government and other public bonds	601,563	22.4	459,914	18.2	462,137	18.5
Corporate bonds[1]	1,131,476	42.2	719,378	28.4	862,181	34.5
Total	¥2,680,724	100.0%	¥2,532,630	100.0%	¥2,501,535	100.0%

Note:

(1) Of the total amount of corporate bonds, ¥3,697 million, ¥6,640 million and ¥6,722 million were subordinated debentures of Japanese banks and other financial institutions, as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively.

The following table shows the contractual maturity dates for the Company's domestic bonds at the dates indicated:

	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years through 7 years	Due after 7 years through 10 years	Due after 10 years, including no maturity date	Total
	(Millions of yen)						
As of March 31, 2001:							
National government bonds	¥ 50,913	¥338,628	¥167,735	¥ 32,067	¥157,886	¥200,453	¥ 947,685
Local government and other public bonds	13,506	114,834	241,366	82,893	147,790	1,171	601,563
Corporate bonds	78,424	257,931	450,603	81,559	257,181	5,774	1,131,476
Total	¥142,844	¥711,394	¥859,704	¥196,521	¥562,858	¥207,399	¥2,680,724
As of March 31, 2002:							
National government bonds	¥ 93,201	¥233,109	¥ 90,735	¥115,039	¥591,769	¥229,481	¥1,353,338
Local government and other public bonds	24,950	193,712	109,152	49,153	80,257	2,687	459,914
Corporate bonds	90,403	215,860	155,818	61,775	171,533	23,986	719,378
Total	¥208,556	¥642,682	¥355,707	¥225,968	¥843,560	¥256,155	¥2,532,630

Loans

Loans (excluding loans to policyholders) represented 31.3%, 32.1% and 32.0% of the Company's total cash and invested assets as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively, and consist mainly of fixed interest rate, unsecured loans to large corporations. Loans include loans to borrowers located outside of Japan.

In July 2002, the Company securitized a portion of its housing loan receivables. Of the ¥32,369 million in principal of the securitized housing loan receivables, ¥30,000 million in preferred beneficial rights has been assigned to qualified institutional investors and the remaining subordinated portion of ¥2,369 million has been retained by the company. The Company will continue to collect and manage the housing loan receivables.

Each proposed loan is rated based on an evaluation of the ability of the borrower, and the guarantor in the case of a guaranteed loan, to repay the loan, as well as the specific terms of the loan. The Company closely monitors loans which it considers to have higher than normal credit risk.

The following table shows the amounts of loans based on the type of loan at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Loans to corporations[1]	¥1,660,693	73.9%	¥1,624,037	74.9%	¥1,610,918	75.9%
Loans to government, government-related organizations and international organizations	35,765	1.6	28,908	1.3	25,854	1.2
Loans to local governments and public entities	22,084	1.0	21,282	1.0	21,332	1.0
Mortgage loans	374,972	16.7	357,866	16.5	321,128	15.1
Consumer loans	145,959	6.5	130,668	6.0	128,856	6.1
Others	6,812	0.3	6,341	0.3	13,661	0.6
Total loans[2]	¥2,246,287	100.0%	¥2,169,105	100.0%	¥2,121,751	100.0%

Notes:

(1) Of the total amount of loans to corporations, ¥356,300 million, ¥363,445 million and ¥365,609 million were subordinated loans to Japanese financial services, insurance and securities companies, as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively.

(2) Of the amount of total loans, ¥146,857 million, ¥133,442 million and ¥132,707 million were made to borrowers located outside of Japan, mainly international public organizations, as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively.

The following table shows the amounts of loans based on the type of collateral at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Secured loans:						
Stocks and other securities	¥ 30,446	1.4%	¥ 26,400	1.2%	¥ 24,860	1.2%
Real and personal estate	18,449	0.8	12,070	0.6	9,383	0.4
Guarantees	132,684	5.9	114,433	5.3	122,329	5.8
Credit (unsecured)	1,537,274	68.4	1,521,600	70.1	1,509,496	71.1
Others	527,432	23.5	494,599	22.8	455,682	21.5
Total loans	¥2,246,287	100.0%	¥2,169,105	100.0%	¥2,121,751	100.0%

The Company makes loans to corporations across a wide range of industries, with a significant portion of total loans being to corporations in the financial services, insurance and securities industries. The Company also

makes loans to various government and non-government entities in Japan. The following table shows the amounts of loans to corporations located in Japan based on industry as of the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Manufacturing industries:						
Food products	¥ 3,300	0.2	¥ 3,300	0.2	¥ 300	0.0
Textiles and clothing	12,875	0.6	11,513	0.6	7,201	0.4
Pulp and paper	6,716	0.3	5,740	0.3	5,324	0.3
Chemicals	18,354	0.9	20,105	1.0	24,772	1.2
Oil and coal products	17,859	0.9	18,515	0.9	20,347	1.0
Rubber products	—	—	—	—	—	—
Glass and stone products	676	0.0	620	0.0	592	0.0
Steel	87,973	4.2	84,214	4.1	82,875	4.2
Non-steel metals	5,883	0.3	6,334	0.3	6,150	0.3
Metal products	—	—	—	—	—	—
Machinery	9,786	0.5	11,174	0.5	10,086	0.5
Electric appliances	13,110	0.6	17,528	0.9	18,575	0.9
Transportation vehicles	34,900	1.7	29,867	1.5	29,130	1.5
Others	1,104	0.1	2,284	0.1	1,268	0.1
Sub total	¥ 212,538	10.1%	¥ 211,196	10.4%	¥ 206,622	10.4%
Non-manufacturing industries:						
Construction	¥ 18,199	0.9	¥ 14,857	0.7	¥ 14,731	0.7
Retail and wholesale	200,626	9.6	202,539	9.9	198,631	10.0
Financial services/insurance/ securities	655,929	31.2	650,214	31.9	647,292	32.5
Real estate	84,299	4.0	77,222	3.8	78,933	4.0
Ground transportation	43,949	2.1	44,374	2.2	50,775	2.6
Water and air transportation	5,779	0.3	7,615	0.4	7,571	0.4
Electric utilities	98,439	4.7	91,601	4.5	88,564	4.5
Gas utilities	2,490	0.1	3,080	0.2	3,055	0.2
Service companies	173,929	8.3	161,963	8.0	160,563	8.1
Others	34,141	1.6	35,179	1.7	29,992	1.5
Sub total	¥1,317,784	62.8%	¥1,288,648	63.3%	¥1,280,110	64.4%
Total loans to corporations located in Japan	¥1,530,322	72.9%	¥1,499,844	73.7%	¥1,486,732	74.7%
Japanese government-related organizations	20,278	1.0	18,659	0.9	18,331	0.9
Japanese local governments and public entities	21,084	1.0	22,282	1.1	20,332	1.0
Mortgage and consumer loans	520,931	24.8	488,534	24.0	449,985	22.6
Others	6,812	0.3	6,341	0.3	13,661	0.7
Sub total	¥ 569,107	27.1%	¥ 535,818	26.3%	¥ 502,310	25.3%
Total domestic loans	¥2,099,430	100.0%	¥2,035,663	100.0%	¥1,989,043	100.0%

The following table shows the amounts of loans based on interest type and contractual maturity dates at the dates indicated:

	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years through 7 years	Due after 7 years through 10 years	Due after 10 years, including no maturity date	Total
				(Millions of yen)			
As of March 31, 2001:							
Floating-rate loans	¥ 64,511	¥205,123	¥211,795	¥151,585	¥112,704	¥110,670	¥ 856,391
Fixed-rate loans	163,195	377,667	391,178	165,327	163,482	129,045	1,389,896
Total	¥227,706	¥582,790	¥602,974	¥316,913	¥276,186	¥239,716	¥2,246,287
As of March 31, 2002:							
Floating-rate loans	97,127	206,399	139,406	146,432	105,650	97,922	792,938
Fixed-rate loans	200,300	522,573	249,948	114,932	207,712	80,699	1,376,167
Total	¥297,428	¥728,973	¥389,355	¥261,364	¥313,362	¥178,621	¥2,169,105

The following table shows the number and amounts of loans to corporations located in Japan based on the size of the borrower at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages and numbers of loans)					
Large corporations[1]:						
Amount of loans	¥1,383,300	90.4%	¥1,363,833	90.9%	¥1,354,748	91.1%
Number of loans	204	70.1	197	73.2	200	74.6
Medium-sized corporations[2]:						
Amount of loans	20,336	1.3	18,680	1.2	18,303	1.2
Number of loans	15	5.2	14	5.2	14	5.2
Small corporations[3]:						
Amount of loans	126,685	8.3	117,331	7.8	113,681	7.6
Number of loans	72	24.7	58	21.6	54	20.1
Total amount of loans to corporations located in Japan	¥1,530,322	100.0%	¥1,499,844	100.0%	¥1,486,732	100.0%
Total number of loans to corporations located in Japan	291	100.0%	269	100.0%	268	100.0%

Notes:

(1) Large corporations include corporations with paid-in capital of at least ¥1 billion and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

(2) Medium-sized corporations include corporations with paid-in capital of more than ¥300 million and less than ¥1 billion (more than ¥50 million and less than ¥1 billion in the case of retailers, restaurants and service companies; more than ¥100 million and less than ¥1 billion in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

(3) Small corporations include all other corporations.

The following table shows a breakdown of foreign loans as of March 31, 2001 and 2002 and as of September 30, 2002, based on the location of the borrower. These loans were all denominated in yen at each of the dates indicated.

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
North America	¥ 40,690	27.7%	¥ 47,456	35.6%	¥ 50,456	38.0%
Europe	44,450	30.3	38,450	28.8	35,450	26.7
Oceania	18,000	12.3	18,000	13.5	18,000	13.6
Asia	19,230	13.1	16,286	12.2	16,278	12.3
Latin America	9,000	6.1	5,000	3.7	5,000	3.8
Middle East	—	—	—	—	—	—
Africa	—	—	—	—	—	—
International Organizations	15,486	10.5	8,249	6.2	7,522	5.7
Total	¥146,857	100.0%	¥133,442	100.0%	¥132,707	100.0%

The Company classifies problem loans according to three different standards described below.

Disclosed claims based on categories of obligors. Since March 31, 1999, life insurance companies have been required to categorize their commercial loan assets (including interest due, principal due, suspense payments for foreclosure and lent securities) based on the following categories of obligors: (1) claims against bankrupt and quasi-bankrupt obligors, (2) claims with collection risk; (3) claims for special attention; and (4) claims against normal obligors. The following table shows the Company's loans classified on the foregoing basis at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total loan assets	Carrying value	% of total loan assets	Carrying value	% of total loan assets
	(Millions of yen, except percentages)					
Claims against bankrupt and quasi-bankrupt obligors[1]	¥ 872	0.0%	¥ 885	0.0%	¥ 554	0.0%
Claims with collection risk[2]	1,291	0.1	1,133	0.0	1,134	0.1
Total non-accrual	¥ 2,163	0.1%	¥ 2,019	0.1%	¥ 1,688	0.1%
Claims for special attention[3]	¥ 14,939	0.6%	¥ 12,269	0.5%	¥ 11,344	0.5%
Claims against normal obligors[4]	2,406,283	99.3	2,308,091	99.4	2,252,509	99.4
Total	¥2,423,386	100.0%	¥2,322,379	100.0%	¥2,265,543	100.0%

Notes:

(1) Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

(2) Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

(3) Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in note (1) or (2) above.

(4) Claims against normal obligors are all other loans.

Disclosed loans based on repayment condition. Beginning March 31, 1998, the Company has also classified risk-monitored loans, as defined in the Insurance Business Law, of the Company for financial reporting purposes based on the repayment condition of its loans as follows:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total risk-monitored loans	Carrying value	% of total risk-monitored loans	Carrying value	% of total risk-monitored loans
	(Millions of yen, except percentages)					
Loans to bankrupt companies[1][5]	¥ 6	0.0%	¥ 89	0.6%	¥ 238	1.8%
Past due loans[2][5]	2,280	13.3	1,915	13.4	1,450	11.1
Total non-accrual	2,287	13.3	2,005	14.1	1,688	13.0
Loans overdue for three months or more[3]	5,750	33.5	6,504	45.6	6,293	48.3
Restructured loans[4]	9,106	53.1	5,764	40.4	5,051	38.8
Total	¥17,144	100.0%	¥14,274	100.0%	¥13,033	100.0%

Notes:

(1) Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to significant delay in payment of principal or interest or for some other reason.

(2) Past due loans are loans, other than the loans described in note (1) above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower, on which the Company has stopped accruing interest based on self-assessment.

(3) Loans overdue for three months or more are loans, other than the loans described in note (1) or (2) above, for which principal and/or interest are in arrears for three months or more.

(4) Restructured loans are loans, other than the loans described in note (1), (2) or (3) above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(5) With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write offs related to bankrupt companies in fiscal 2000, fiscal 2001 and the first six months of fiscal 2002 were ¥28 million, ¥823 million and ¥155 million, respectively. Write offs related to past due loans in fiscal 2000, fiscal 2001 and the first six months of fiscal 2002 were ¥1,525 million, ¥683 million and ¥110 million, respectively.

The following table shows the amounts of the Company's reserves established for possible loan losses at the dates indicated, with reference to loan classifications based on the repayment situation of its loans:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total loans	Carrying value	% of total loans	Carrying value	% of total loans
	(Millions of yen, except percentages)					
Loans[1]	¥2,408,733	100.0%	¥2,309,929	100.0%	¥2,253,751	100.0%
Total of risk-monitored loans classified based on the Insurance Business Law guidelines(a)	¥ 17,144	0.7%	¥ 14,274	0.6%	¥ 13,033	0.6%
Specific reserve	94	0.0	1,205	0.1	1,120	0.0
Specific borrower support reserve	—	—	—	—	—	—
General reserve	6,447	0.3	4,581	0.2	2,339	0.1
Total reserve for possible loan losses	¥ 6,542	0.3%	¥ 5,786	0.3%	¥ 3,460	0.2%
Amount covered by collateral and guarantees	12,549	0.5	10,650	0.5	10,174	0.5
Total reserve for possible loan losses and amount covered by collateral and guarantees(b)	¥ 19,091	0.8%	¥ 16,436	0.7%	¥ 13,634	0.6%
(b)/(a)	111.4%		115.1%		104.6%	

Note:

(1) Total loans, on a non-consolidated basis, including loans to policyholders.

Self-assessment of loan assets. The problem loan classifications under the categories of obligors and repayment situations described above are derived from classifications of both obligors and individual loans under the self-assessment guidelines issued in April 1997 by the Japan Institute of Certified Public Accountants. The Company reviews its self-assessment semi-annually. The table below compares the Company's loan portfolio under the three standards as of September 30, 2002:

As of September 30, 2002

(Millions of yen, except percentages)

Self-assessment

Obligor classification		Loan classification: Normal[1]	Category II[2]	Category III[3]	Category IV[4]
Bankrupt obligors[5] ¥238		¥6	¥231	—	—
Substantially bankrupt obligors[6] ¥316		¥1	¥315	—	—
Intensive control obligors[7] ¥1,134		¥1,120	—	¥13	—
Watch obligors[8]	Special attention obligors ¥11,422	¥2,301	¥9,121		
	Other watch obligors ¥83,266	¥11,014	¥72,251		
Normal obligors[9] ¥2,169,165		¥2,169,165			
Total ¥2,265,543		¥2,183,609	¥81,920	¥13	
% of total		96.4%	3.6%	0.0%	

Disclosed claims under Insurance Business Law standard
Claims against bankrupt and quasi-bankrupt obligors ¥554
Claims with collection risk ¥1,134
Claims for special attention ¥11,344
Claims against normal obligors ¥2,252,509
Total.............. ¥2,265,543
Claims other than claims against normal obligors 13,033
% of total 0.6%

Disclosed claims under Insurance Business Law guidelines
Loans to bankrupt companies ¥238
Past due loans... ¥1,450
Loans overdue for three months or more ¥6,293
Restructured loans ¥5,051
Other loans ¥2,240,718
Total ¥2,253,751
Problem loans .. 13,033
% of total 0.6%

Notes:

(1) Loans categorized as normal are loans with no outstanding issues with respect to collection or the value of the loan.

(2) Category II is a category of assets with a higher-than-ordinary risk due to unsatisfactory security coverage or questionable credit worthiness of the obligor.

(3) Category III is a category of assets for which there is a significant concern regarding collection or value, thereby carrying a high possibility of incurring losses, but for which a reasonable estimation of the amount of such losses is difficult.

(4) Category IV is a category of assets which cannot be collected or have been determined to be of no value.

(5) Bankrupt obligors are obligors who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings.

(6) Substantially bankrupt obligors are obligors who have financially failed but are not yet subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings.

(7) Intensive control obligors are obligors with a high potential risk of failure.

(8) Watch obligors are obligors that require close monitoring.

(9) Normal obligors are obligors with no significant problems with respect to results of operations and financial condition.

Foreign Investment

Foreign investments represented 6.3%, 9.9% and 10.2% of the Company's total cash and invested assets as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively, and consisted mainly of investments in bonds issued by foreign issuers. Cash and cash equivalents denominated in currencies other than yen are categorized under "Cash and cash equivalents", loans to borrowers located outside of Japan are categorized under "Loans", and neither are included in foreign investments unless otherwise noted. Of the foreign bonds, stocks and other securities owned by the Company as of September 30, 2002, 86.7%, based on carrying value, were listed on one or more securities exchanges, or were not listed but could reasonably be assigned a fair value.

The following table shows the amounts of foreign investments (including non yen-denominated cash, cash equivalents and other assets) classified as denominated in foreign currency or denominated in yen at the dates indicated. As of the dates indicated, the Company had not used forward currency exchange contracts to fix the yen amounts of any foreign currency denominated investments, although the Company does engage to a certain extent in portfolio hedging.

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Denominated in foreign currency:						
Foreign bonds	¥182,807	29.9%	¥539,914	59.0%	¥597,415	64.1%
Foreign stocks	8,334	1.4	1,600	0.2	6,683	0.7
Non yen-denominated cash, cash equivalents and other assets	76,154	12.5	69,494	7.6	43,863	4.7
Sub-total	¥267,296	43.8%	¥611,010	66.8%	¥647,962	69.5%
Denominated in yen:						
Loans to borrowers located outside of Japan	¥146,857	24.0%	¥133,442	14.6%	¥132,707	14.2%
Foreign bonds and other	196,482	32.2	170,612	18.6	151,665	16.3
Sub-total	343,339	56.2%	304,055	33.2%	284,373	30.5%
Total foreign investments	¥610,636	100.0%	¥915,065	100.0%	¥932,335	100.0%

The following table shows the amounts of foreign investments denominated in a foreign currency based on the type of foreign currency at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
U.S. dollar	¥173,611	65.0%	¥388,136	63.5%	¥381,313	58.8%
Euro	75,166	28.1	195,605	32.0	239,994	37.0
British pound	16,474	6.2	27,267	4.5	26,655	4.1
Denmark krone	380	0.1	0	0.0	—	—
Sweden krona	373	0.1	0	0.0	—	—
Swiss franc	1,192	0.4	—	—	—	—
Other currencies	96	0.0	—	—	—	—
Total	¥267,296	100.0%	¥611,010	100.0%	¥647,962	100.0%

The following tables show the amounts of foreign investments based on the location of the issuer at the dates indicated:

	As of March 31, 2001					
	Foreign bonds		Foreign stocks and other securities		Total	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
North America	¥144,838	48.0%	¥ 7,466	5.1%	¥152,304	33.9%
Europe	116,123	38.4	61,601	41.9	177,725	39.6
Oceania	—	—	—	—	—	—
Asia	—	—	84	0.1	84	0.0
Latin America	33,654	11.1	77,907	53.0	111,562	24.8
Middle East	—	—	—	—	—	—
Africa	—	—	—	—	—	—
International Organizations	7,427	2.5	—	—	7,427	1.7
Total	¥302,043	100.0%	¥147,059	100.0%	¥449,103	100.0%

	As of March 31, 2002					
	Foreign bonds		Foreign stocks and other securities		Total	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
North America	¥271,892	55.2%	¥ 1,610	0.9%	¥273,502	41.1%
Europe	187,964	38.2	63,835	36.8	251,799	37.8
Oceania	—	—	—	—	—	—
Asia	—	—	124	0.1	124	0.0
Latin America	21,062	4.3	107,680	62.2	128,743	19.3
Middle East	—	—	—	—	—	—
Africa	—	—	—	—	—	—
International Organizations	11,459	2.3	—	—	11,459	1.7
Total	¥492,379	100.0%	¥173,251	100.0%	¥665,630	100.0%

	As of September 30, 2002					
	Foreign bonds		Foreign stocks and other securities		Total	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
North America	¥277,571	52.5%	¥ 6,701	4.4%	¥284,272	41.8%
Europe	220,311	41.7	45,764	30.2	266,075	39.1
Oceania	—	—	—	—	—	—
Asia	—	—	102	0.1	102	0.0
Latin America	19,366	3.7	98,760	65.3	118,127	17.4
Middle East	—	—	—	—	—	—
Africa	—	—	—	—	—	—
International Organizations	11,364	2.1	—	—	11,364	1.7
Total	¥528,613	100.0%	¥151,328	100.0%	¥679,942	100.0%

The following table shows the contractual maturity dates for the Company's foreign bonds and other securities, at the dates indicated:

	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years through 7 years	Due after 7 years through 10 years	Due after 10 years, including no maturity date	Total
	(Millions of yen)						
As of March 31, 2001:							
Foreign bonds	¥63,660	¥61,421	¥ 70,520	¥31,285	¥ 44,856	¥ 30,298	¥302,043
Other foreign securities	65	4,094	969	907	17,346	123,676	¥147,059
Total foreign securities	¥63,725	¥65,516	¥ 71,489	¥32,193	¥ 62,203	¥153,975	¥449,103
As of March 31, 2002:							
Foreign bonds	¥37,981	¥54,491	¥109,436	¥72,139	¥176,326	¥ 42,003	¥492,379
Other foreign securities	3	1,083	985	2,327	3,710	165,141	¥173,251
Total foreign securities	¥37,984	¥55,574	¥110,422	¥74,467	¥180,037	¥207,144	¥665,630

Domestic Stocks

Domestic stocks represented 10.1%, 8.5% and 7.7% of the Company's total cash and invested assets as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively, and consisted mainly of investments in common stock. 95.1% of the Company's domestic stocks as of September 30, 2002, by carrying value, were listed on Japanese securities exchanges, or were not publicly traded but could reasonably be assigned a fair value.

The Company owns stock of domestic corporations across a wide range of industries, with a significant portion of the total in the financial services and insurance industries. The following table shows the amounts of domestic stocks owned by the Company, based on the industry of the issuer at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Manufacturing industries:						
Food products	¥ 3,358	0.5%	¥ 2,674	0.5%	¥ 2,159	0.4%
Textiles and clothing	6,412	0.9	6,232	1.1	4,607	0.9
Pulp and paper	3,575	0.5	3,864	0.7	2,454	0.5
Chemicals	45,265	6.2	40,177	7.0	36,118	7.1
Medical supplies	3,702	0.5	4,144	0.7	5,498	1.1
Oil and products	653	0.1	626	0.1	534	0.1
Rubber products	984	0.1	1,430	0.2	—	—
Glass and stone products	3,688	0.5	3,463	0.6	2,626	0.5
Steel	15,599	2.1	13,130	2.3	8,751	1.7
Non-steel metals	5,691	0.8	3,629	0.6	2,562	0.5
Metal products	98	0.0	161	0.0	175	0.0
Machinery	45,736	6.3	40,472	7.0	34,167	6.7
Electric appliances	64,246	8.8	52,494	9.1	40,863	8.0
Transportation vehicles	10,551	1.5	9,283	1.6	4,475	0.9
Precision machinery	5,778	0.8	5,060	0.9	5,026	1.0
Others	2,316	0.3	1,692	0.3	1,491	0.3
Sub-total	¥217,658	29.9%	¥188,540	32.7%	¥151,514	29.8%
Non-Manufacturing industries:						
Fisheries	¥ —	—	¥ —	—	¥ —	—
Mining	—	—	—	—	—	—
Construction	4,821	0.7	3,791	0.7	3,048	0.6
Retailers and wholesalers	19,117	2.6	19,231	3.3	16,020	3.2
Financial services/insurance	253,241	34.8	158,727	27.5	158,084	31.1
Securities	59,726	8.2	51,398	8.9	40,177	7.9
Real Estate	37,440	5.1	31,797	5.5	24,813	4.9
Ground transportation	56,002	7.7	52,195	9.1	51,066	10.1
Water and air transportation	1,537	0.2	1,374	0.2	1,141	0.2
Warehouses	343	0.0	381	0.1	357	0.1
Telecommunications	12,254	1.7	8,194	1.4	7,254	1.4
Electric utilities	51,041	7.0	47,819	8.3	44,822	8.8
Service companies	14,029	1.9	12,921	2.2	9,796	1.9
Sub-total	509,556	70.1	387,834	67.3	356,583	70.2
Total domestic stocks	¥727,215	100.0%	¥576,374	100.0%	¥508,097	100.0%

Monetary Trusts

Monetary trusts represented 1.2%, 1.4% and 0.8% of the Company's total cash and invested assets as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively. Although nearly all of the Company's investments in monetary trusts as of September 30, 2002 consisted of investment trusts managed by T&D Asset Management, an equity method affiliate of the Company, these investments are included in the figures reflecting the Company's investments in monetary trusts. The carrying values of the Company's monetary trusts as of March 31, 2001, March 31, 2002 and September 30, 2002 were ¥86,478 million, ¥95,933 million and ¥56,181 million, respectively.

Real Estate

Real estate represented 3.2%, 2.8% and 2.9% of the Company's total cash and invested assets as of March 31, 2001, March 31, 2002 and September 30, 2002, respectively. The Company holds real estate for both

operating and investment purposes. Real estate held for operating purposes includes mainly office space and employee housing. Real estate held for investment purposes includes mainly commercial buildings held for rental income. Investments in real estate are diversified based on location within Japan and type of real estate. The Company manages its real estate investments to maximize rental and other income. Of the Company's real estate investments as of September 30, 2002, 39.6% was used by the Company for operating purposes. Such real estate may be subject to future sale depending on the amount of unrealized gains and the availability and price of rental office space.

In fiscal 2001, the percentage of general account investments of the Company composed of real estate investments was 2.8%. In contrast, the average percentage of general account investments composed of real estate investments among seven major life insurance companies (other than the Company, Daido Life and The Yasuda Mutual Life Insurance Company) was 5.3%. This reflects the Company's conservative investment strategy continuing from before Japan's "bubble" economy in the late 1980s.

The following tables show the amounts of real estate owned by the Company at the dates indicated:

	As of March 31,				As of September 30,	
	2001		2002		2002	
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(Millions of yen, except percentages)					
Land	¥145,233	63.9%	¥110,220	57.5%	¥109,976	57.3%
Buildings	73,586	32.4	70,015	36.5	67,856	35.3
Construction in progress	8,564	3.8	11,343	5.9	14,214	7.4
Total real estate	¥227,384	100.0%	191,579	100.0%	¥192,047	100.0%
Real estate for corporate use	¥ 93,926	41.3%	¥ 77,364	40.4%	¥ 76,114	39.6%
Real estate for rent	133,458	58.7	114,215	59.6	115,933	60.4
Total real estate	¥227,384	100.0%	¥191,579	100.0%	¥192,047	100.0%

Derivative Instruments

The Company uses derivative instruments, including interest rate swaps and swaptions, foreign exchange forward contracts and options, stock index futures and options, individual stock options, bond futures and options and credit default swaps, for the following purposes:

- to hedge the fluctuations in market value of its investments;
- on a supplemental basis with its investments to cover the time before such investments can be incorporated into the Company's asset portfolio or as a measure to address liquidity risk;
- to adjust the term or the type of interest (fixed or floating) related to investments in the Company's asset portfolio; and
- to hedge the credit risk related to investments in the Company's asset portfolio or for diversification of credit risk.

The Company's use of derivatives is primarily to hedge the risk associated with its existing asset portfolio. However, the Company occasionally enters into derivatives transactions for purposes other than to hedge risk. Such activity is, however, limited to (i) credit default swaps and (ii) derivative transactions with a defined amount of risk that are executed in connection with the Company's annual investment plan. The Company also establishes position frameworks and position percentages for all its derivative transactions. The Company applies hedge accounting for interest rate swaps and foreign exchange forward contracts.

The following table shows the notional amount or contract amount and credit risk amounts of derivatives held by the Company at the dates indicated:

	As of March 31,			
	2001		2002	
	Contract value or notional principal amount	Credit risk equivalent amount[1]	Contract value or notional principal amount	Credit risk equivalent amount[1]
	(Millions of yen)			
Interest rate swaps	¥467,792	¥29,267	¥471,174	¥23,963
Foreign exchange forward contracts	—	—	286,251	3,215
Other	—	—	5,000	600
Total	¥467,792	¥29,267	¥762,425	¥27,778

Note:

(1) Costs related to reestablishing the same position in the event of the default of the counterparty, plus the risk related to the possible future increase of such costs. The current exposure method was used in computing the credit risk equivalent amount. However, the estimated fair market value of all derivative transactions has not been offset.

Beginning in fiscal 2000, the Company began to disclose unrealized gains and losses related to derivative transactions that are not eligible for hedge accounting and reflect such gains and losses in ordinary revenues and expenses. These gains and losses were as follows at the dates indicated. Valuation gains (losses) with respect to foreign exchange contracts refers to the difference between the contract value and current market or fair value. Valuation gains (losses) with respect to foreign currency options refers to the difference between the notional principal amount and current market or fair value:

	As of March 31,		As of September 30,
	2001	2002	2002
	(Millions of yen)		
Interest-related transactions	¥21,716	¥17,526	¥16,093
Currency-related transactions	—	(2,361)	(4,539)
Other	—	(41)	(151)
Total	¥21,716	¥15,122	¥11,401

The following tables show the contract value, market value and valuation gains/losses on derivatives transactions entered into by the Company at the dates indicated:

	As of March 31, 2001			
	Contract value or notional principal amount		Current market or fair value	Valuation gains (losses)
	Total	Over one year		
	(Millions of yen)			
Interest-related transactions:				
Interest rate swaps:				
Receipts fixed, payments floating	¥364,792	¥340,932	¥26,805	¥26,805
Receipts floating, payments fixed	103,000	103,000	(5,088)	(5,088)
Receipts floating, payment floating	—	—	—	—
Others:				
Sold	—	—	—	—
Bought	—	—	—	—
Total				¥21,716
Currency-related transactions:				
Over-the-counter:				
Sold:				
U.S. dollar	¥ —	¥ —	¥ —	¥ —
Euro	—	—	—	—
Bought:				
U.S. dollar	—	—	—	—
British pound	—	—	—	—
Total				¥ —

	As of March 31, 2002			
	Contract value or notional principal amount			
	Total	Over one year	Current market or fair value	Valuation gains (losses)
	(Millions of yen)			
Interest-related transactions:				
Interest rate swaps:				
Receipts fixed, payments floating	¥368,174	¥330,974	¥ 21,278	¥21,278
Receipts floating, payments fixed	103,000	100,000	(3,752)	(3,752)
Receipts floating, payment floating	—	—	—	—
Others:				
Sold	—	—	—	—
Bought	—	—	—	—
Total				¥17,526
Currency-related transactions:				
Over-the-counter:				
Foreign exchange contracts sold:	¥230,505	¥ —	¥232,159	¥(1,653)
U.S. dollar	162,586	—	164,120	(1,534)
Euro	67,919	—	68,038	(118)
Foreign exchange contracts bought:				
U.S. dollar	—	—	—	—
British pound	—	—	—	—
Total				¥(1,653)
Foreign currency options sold (call):	¥ 58,866	¥ —	¥ 835	¥ (367)
U.S. dollar	45,984	—	665	(318)
Euro	12,881	—	170	(48)
Foreign currency options sold (put):		—	—	—
Foreign currency options bought (call):	—	—	—	—
Foreign currency options bought (put):	55,745	—	127	(341)
U.S. dollar	43,585	—	74	(272)
Euro	12,159	—	53	(68)
Foreign currency swaps sold and other:	—	—	—	—
Foreign currency swaps bought and other:	—	—	—	—
Total				(2,361)
Credit default swaps sold:	5,000	5,000	(41)	(41)
Credit default swaps bought:	—	—	—	—
Total				¥ (41)

	As of September 30, 2002			
	Contract value or notional principal amount		Current market or fair value	Valuation gains (losses)
	Total	Over one year		
	(Millions of yen)			
Interest-related transactions:				
Interest rate swaps:				
Receipts fixed, payments floating	¥356,770	¥298,420	¥ 18,895	¥18,895
Receipts floating, payments fixed	100,000	100,000	(2,802)	(2,802)
Receipts floating, payment floating	—	—	—	—
Others:				
Sold	—	—	—	—
Bought	—	—	—	—
Total				¥16,093
Currency-related transactions:				
Over-the-counter:				
Foreign exchange contracts sold:	¥266,832	¥ —	¥270,233	¥ (3,405)
U.S. dollar	201,710	—	202,784	(1,073)
Euro	65,117	—	67,449	(2,331)
British pound	—	—	—	—
Foreign exchange contracts bought:				
British pound	—	—	—	—
Foreign currency options sold (call):	58,183	—	1,178	(779)
U.S. dollar	10,224	—	220	(160)
Euro	47,959	—	957	(618)
Foreign currency options sold (put):	—	—	—	—
Foreign currency options bought (call):	—	—	—	—
Foreign currency options bought (put):	55,981	—	43	(355)
U.S. dollar	9,655	—	0	(59)
Euro	46,326	—	43	(296)
Foreign currency swaps sold and other:	—	—	—	—
Foreign currency swaps bought and other:	—	—	—	—
Total				(4,539)
Credit default swaps protection sold:	¥ 10,000	¥ 10,000	¥ (151)	¥ (151)
Credit default swaps protection bought:	—	—	—	—
Total				¥ (151)

The following tables show the notional amount and the average receipt or payment rate of the Company's interest rate swaps at the dates indicated:

	As of March 31, 2001						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
	(Millions of yen, except percentages)						
Receipts fixed, payments floating:							
Notional amount	¥23,860	¥127,532	¥190,220	¥14,500	¥ 8,680	¥—	¥364,792
Average fixed rate (receipt)	2.15%	2.91%	3.12%	1.75%	2.34%	—	2.91%
Average fixed rate (payment)	0.59%	0.79%	0.68%	0.57%	0.49%	—	0.70%
Receipts floating, payments fixed:							
Notional amount	¥ —	¥103,000	¥ —	¥ —	¥ —	¥—	¥103,000
Average fixed rate (receipt)	—	0.52%	—	—	—	—	0.52%
Average fixed rate (payment)	—	1.99%	—	—	—	—	1.99%

	As of March 31, 2002						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
	(Millions of yen, except percentages)						
Receipts fixed, payments floating:							
Notional amount	¥37,200	¥188,514	¥100,110	¥30,750	¥11,600	¥—	¥368,174
Average fixed rate (receipt)	2.69%	2.94%	3.24%	1.37%	2.34%	—	2.85%
Average fixed rate (payment)	0.40%	0.21%	0.34%	0.35%	0.30%	—	0.28%
Receipts floating, payments fixed:							
Notional amount	¥ 3,000	¥100,000	¥ —	¥ —	¥ —	¥—	¥103,000
Average fixed rate (receipt)	(0.11)%	0.09%	—	—	—	—	0.08%
Average fixed rate (payment)	2.75%	1.96%	—	—	—	—	1.99%

	As of September 30, 2002						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
	(Millions of yen, except percentages)						
Receipts fixed, payments floating:							
Notional amount	¥58,350	¥188,170	¥ 68,440	¥30,250	¥ 6,560	¥5,000	¥356,770
Average fixed rate (receipt)	2.15%	3.16%	3.03%	1.49%	2.19%	2.44%	2.80%
Average fixed rate (payment)	0.70%	0.35%	0.50%	0.32%	0.86%	1.37%	0.46%
Receipts floating, payments fixed:							
Notional amount	¥ —	¥100,000	¥ —	¥ —	¥ —	¥ —	¥100,000
Average fixed rate (receipt)	—	0.09%	—	—	—	—	0.09%
Average fixed rate (payment)	—	1.96%	—	—	—	—	1.96%

Competition

The Company believes that competition in its insurance business is based on a number of factors, including service, product features, price, financial strength ratings and other indices of financial health, marketing methods and name recognition. The Company competes for customers, as well as sales representatives and sales agents, with other life insurance companies operating in Japan. Some of these companies offer a broader array of products, have more competitive pricing, have higher financial strength ratings or better name recognition compared to the Company. Some may also have greater financial resources.

In recent years, there have been substantial changes in the competitive environment surrounding the Japanese life insurance industry, particularly as a result of deregulation, the entry of foreign-owned and new life insurance companies into the market and the recent failure of a number of life insurance companies. See "The Japanese Life Insurance Industry — The Current Operating Environment".

The Company's investment-linked insurance products compete on the basis of investment performance with products offered by trust banks, commercial banks, investment trust companies and investment advisory companies. Rankings and ratings of investment performance may have a significant effect on the Company's ability to increase its assets under management.

The Company believes it holds a solid competitive position within the life insurance industry and in the current industry environment. The Company has developed a strong base of customers in the retail household market through its door-to-door sales efforts commenced in the 1950s. The database and network of customers that the Company has built over the years will serve not only as a resource the Company can use to expand sales to new customers, including family members of existing customers and persons referred by existing customers, but also as a valuable competitive advantage over other insurance companies that target the retail household market or plan to enter into the retail household market. In addition, the Company enjoys a high degree of financial stability, as demonstrated by its strong financial strength ratings and its limited levels of investment risk due to its low levels of risk-monitored loans. Moreover, the Company believes that the rapid rate of improvement in its negative spread and its low-cost culture and operations will aid in improving its future profitability. The Company believes that its alliance with Daido Life will help to strengthen its competitiveness. See "— Strategy — Enhance Industry Presence and Business Efficiency through Alliance with Daido Life". The Company will not compete directly with Daido Life, which targets the SME market. Instead, as evidenced by the formation of T&D Asset Management and the reorganization of T&D Financial Life, the companies have combined similar business divisions in order to increase their competitiveness in areas such as the asset management business and the individual variable annuity business.

Legal Proceedings

The Company is subject to legal actions in the ordinary course of its business. These legal actions include claims related to individual sales practices and denial or delay of claims payments. Other than as described below, the Company is not involved in any litigation or other legal proceedings that, if determined adversely to the Company, would individually or in the aggregate be expected to have a material adverse effect on its business or results of operations.

In May 2002, ten people brought claims against the Company for damages totalling ¥208 million in the Hamamatsu District Court in Shizuoka Prefecture, alleging that a former employee of the Company's Hamamatsu branch office defrauded them of large sums of money through the creation of fictitious financial products. An additional five people initiated a civil mediation against the Company, bringing similar claims with respect to the same former employee. Four of these five people reached an out-of-court settlement with the Company for a total of approximately ¥16 million. The remaining person has brought suit against the Company for damages in the amount of ¥23 million to the Hamamatsu District Court. The Company intends to defend itself vigorously against these claims.

Properties

The Company owns or leases real property for its Tokyo headquarters, 147 branch offices (at September 30, 2002) and other facilities located nationwide. In addition, the Company expects the completion in March 2003 of a new 30-story building in the Shinagawa district of Tokyo which it plans to use for both operating and investment purposes. The Company believes its properties are adequate and suitable for its business as currently conducted and are adequately maintained. The above properties do not include properties the Company owns for investment purposes only.

Employees

As of September 30, 2002, the Company had 13,417 employees, including 8,832 in-house sales representatives, 2,719 administrative personnel and 1,866 collection agents. Although turnover of sales representatives is high, with a thirteen month retention rate of 44% in fiscal 2001, the Company believes this is generally in line with other companies in the life insurance industry. The Company considers its level of remuneration and non-wage benefits to be generally competitive with those offered by other major Japanese life insurance companies. Most of the Company's full-time non-management employees are members of a labor union. The Company considers its labor relations to be excellent.

T&D Life Group

Formation of Alliance

In January 1999, the Company entered into a basic agreement with Daido Life Insurance Company ("Daido Life") contemplating the formation of a broad alliance between the two companies. The purpose of the alliance remains to enhance operational efficiency and profitability by combining complementary business functions while expanding the scope and improving the quality of services of both the Company and Daido Life. Since June 1999, the two companies have conducted marketing activities under a joint brand "T&D Life Group" and have formed a joint committee co-chaired by their Presidents to facilitate business decision-making with respect to the alliance.

Since entering into their basic agreement, the Company and Daido Life have combined several business functions. In October 1999, Daido Life Asset Management and Taiyo Life Gamma Investment Management, investment advisory subsidiaries of the two companies, merged to form T&D Taiyo Daido Asset Management. The asset management businesses of the two companies were further integrated in June 2002 through the merger of T&D Taiyo Daido Asset Management into Daido Life Investment Trust Management, now known as T&D Asset Management Co., Ltd.

Also in October 1999, the Company and Daido Life combined their policyholder confirmation functions and formed T&D Confirm Ltd. ("T&D Confirm"). Services now performed by T&D Confirm for both companies include confirming the existence of prospective policyholders as part of the policy underwriting process and confirming the payment of insurance benefits to beneficiaries.

In October 2001, the Company and Daido Life combined most of their information technology functions into T&D Information Systems, Ltd. ("T&D Information Systems"). T&D Information Systems develops information systems using the skills, equipment and other infrastructure of the two companies to reduce costs related to new investments. Although the Company does not expect to combine its main computer systems with those of Daido Life in the immediate future, T&D Information Systems will continue to develop new information systems — such as a new insurance policy processing system — which can be shared by the two companies.

The two companies are also actively cooperating across a range of other activities, including development of new products such as nursing care insurance, personnel exchanges, branch office sharing, joint advertising and coordinated public relations activities. The Company also plans to expand the scope of its cooperative relationship with Daido Life and further integrate specific business functions in the future. The two companies also plan to implement further integration of strategies through their joint control of T&D Financial Life Insurance Company ("T&D Financial Life"). See "— T&D Financial Life Insurance Company".

In their basic agreement, the Company and Daido Life agreed to work toward the goal of establishing a common holding company by taking the following steps:

- demutualize Daido Life and effect the listing of its shares in April 2002;
- demutualize the Company and effect the listing of the Shares in April 2003; and
- establish a common holding company and effect the listing of its shares at a target date of April 2004.

In April 2002, Daido Life completed its demutualization under the name Daido Life Insurance Company and effected a listing of its shares on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange. The Company's demutualization and listing of the Shares on the Tokyo Stock Exchange is expected to be completed on April 1, 2003.

The establishment of a common holding company for the Company and Daido Life will be subject to:

- agreement by the Company and Daido Life on the terms of the transaction that will establish the common holding company;
- approval of the business combination by regulatory authorities and the shareholders of the Company and Daido Life; and
- approval of the listing of the common holding company's shares by the relevant stock exchange(s).

The establishment of a common holding company will also be subject to other factors, including market conditions, and there can be no assurance that a common holding company for the Company and Daido Life will proceed as planned or at all.

Daido Life Insurance Company

As of September 30, 2002, Daido Life was the ninth largest life insurance company in Japan in terms of total assets, which were ¥5,982 billion on a non-consolidated basis. Its total policy amount in force (for individual insurance, individual annuities and group insurance) was ¥51,769 billion as of September 30, 2002. Ordinary revenue, on a non-consolidated basis, was ¥1,308 billion in fiscal 2001 and ¥613 billion for the six months ended September 30, 2002.

Daido Life's main focus is Japan's SME market. It offers mainly individual term life insurance products which SMEs use to insure against the loss of key management personnel and for other purposes. Daido Life has marketing alliances with various organizations which enable Daido Life to penetrate its target market. Through alliances with the National Federation of Corporate Taxpayers Associations and the Tax Payment Associations, Daido Life's in-house sales representatives are able to market their products to SME customers with the organizations' endorsements. Daido Life also maintains alliances with professional associations of accountants (including tax accountants) such as the TKC National Federation based on terms pursuant to which member accountants are encouraged to become sales agents for Daido Life and market Daido Life's products as part of the financial consulting services they offer to their SME clients. As of September 30, 2002, Daido Life had 5,178 in-house sales representatives and 13,055 sales agents.

Daido Life offers a range of individual term life insurance products, other individual and group insurance and annuity products, other insurance products and asset management services to serve its customers' financial needs. Daido Life's individual insurance products consist of term life, whole life, endowment and other individual insurance products. Its individual annuity products consist of variable and fixed annuities. Daido Life's group insurance products consist of group term, group credit life and other group insurance products. Its group annuity products allow employers and other organizations to select from a variety of products to offer to their employees or members. Although most of Daido Life's life insurance and annuity products have historically included a participation feature — which allows policyholders to receive policyholder dividends — in April 2001, Daido Life began writing non-participating insurance policies that do not offer policyholder dividends. Non-participating term life insurance policies composed approximately 50% of Daido Life's new individual term life insurance policies based on policy amount for the six months ended September 30, 2002, and 8.5% of Daido Life's individual term life insurance policy amount in force as of September 30, 2002. Individual term life insurance policies accounted for 93% of new individual insurance and annuities and 88% of policy amount in force of individual insurance and annuities as of September 30, 2002. Daido Life also offers investment trust products, which are similar to mutual funds in the United States.

Set forth below is a summary of Daido Life's new policies for the six months ended September 30, 2002 and existing policies as of September 30, 2002, by product line and policy amounts:

	New policies written during the six months ended September 30, 2002	**Policy amount in force as of September 30, 2002**
	Amount	**Amount**
	(Billions of yen)	
Individual insurance products	¥2,239[3]	¥37,972
Individual annuity products[1]	56	1,113
Group insurance products	379	12,683
Group annuity products[2]	0	2,512

Notes:

(1) Policy amounts for individual annuity products are equal to (a) the funds to be held at the time annuity payments are to commence with respect to annuities for which annuity payments have not yet commenced and (b) the amount of policy reserve with respect to annuities for which payments have commenced.

(2) For group annuity products, the new policy amount written is equal to the initial premium payment and the policy amount in force is equal to the amount of outstanding policy reserves.

(3) This figure includes increases due to conversion.

Daido Life's concentration on the SME market and individual term life insurance products, as well as its investment management capabilities, have enabled it to maintain a relatively high level of profitability among the ten largest Japanese life insurance companies. Daido Life's ratio of base profit to term-end total assets, which is a measure of pre-tax return on assets, was the second highest among the ten largest Japanese insurance companies in fiscal 2001 and was the fourth highest for the six months ended September 30, 2002.

Daido Life also has one of the strongest financial profiles among the ten largest Japanese life insurance companies. Daido Life reported a solvency margin ratio of 824.9% as of September 30, 2002 and has maintained a Standard & Poor's financial strength rating of A+ ("Strong"), outlook negative, since November 27, 2002. Daido Life reported risk-monitored loans, on a consolidated basis, calculated based on Insurance Business Law guidelines, of ¥11,820 million as of September 30, 2002, representing 0.2% of its total assets. Daido Life also reported that 121.2% of this amount was covered by reserves for possible loan losses, collateral and guarantees.

While Daido Life and the Company maintain different market and product focuses, the other business strategies of Daido Life and the Company are substantially similar, including their joint strategies relating to T&D Life Group, T&D Financial Life and Financial One.

Selected Consolidated Financial Data

The following selected consolidated financial data as of and for the three years ended March 31, 2000, 2001 and 2002 are derived from the consolidated financial statements of Daido Life for such periods which have been audited by Shin Nihon & Co., independent certified public accountants and included as Annex A to this Offering Circular. The selected consolidated financial data as of and for the six-month period ended September 30, 2002 is derived from the unaudited consolidated financial statements of Daido Life for such period, which in the opinion of Daido Life's management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for such period. The unaudited consolidated interim financial statements of Daido Life as of and for the six-month period ended September 30, 2002 are included as Annex A to this Offering Circular. Interim financial information is not necessarily indicative of the operating results or financial condition of Daido Life that may be expected for the full fiscal year. These financial statements are prepared in accordance with Japanese GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles". For the convenience of the reader, the translations of yen into dollar amounts have been made at ¥122.60 = $1.00, the approximate rate of exchange prevailing as of September 30, 2002.

	Year ended March 31,				Six months ended September 30,	
	2000	2001	2002		2002	
	(Millions of yen)			*(Thousands of dollars)*	(Millions of yen)	*(Thousands of dollars)*
Statements of Operations Data:						
Ordinary Revenue:						
Income from insurance premiums	¥1,136,904	¥1,072,245	¥1,059,445	*$ 8,641,479*	¥515,888	*$4,207,898*
Investment income	287,054	191,512	246,104	*2,007,381*	91,794	*748,735*
Other ordinary income	9,296	13,263	10,537	*85,953*	9,555	*77,936*
Equity in net income of affiliated companies	194	265	195	*1,593*	—	—
Total ordinary revenue	1,433,450	1,277,286	1,316,283	*10,736,407*	617,238	*5,034,570*
Ordinary expenses:						
Insurance claims and others payments	869,346	864,988	907,444	*7,401,668*	433,521	*3,536,066*
Provision for policy and other reserves	216,281	134,563	31,543	*257,291*	23,228	*189,463*
Investment expenses	181,256	65,702	205,609	*1,677,078*	73,622	*600,506*
Operating expenses	109,415	105,715	105,822	*863,152*	55,951	*456,377*
Other ordinary expenses	18,060	22,155	21,824	*178,017*	10,036	*81,863*
Equity in net loss of affiliated companies	—	—	—	—	1,599	*13,046*
Total ordinary expenses	1,394,360	1,193,124	1,272,245	*10,377,208*	597,959	*4,877,323*
Ordinary profit	39,090	84,161	44,037	*359,199*	19,278	*157,246*
Extraordinary gains	636	5,290	6,832	*55,730*	2,737	*22,326*
Extraordinary losses[(1)]	22,432	66,928	33,998	*277,313*	4,166	*33,985*
Provision for reserve for policyholder dividends	—	—	—	—	12,240	*99,842*
Income before income taxes	17,294	22,523	16,871	*137,616*	5,608	*45,745*
Income taxes:						
Current	7,762	14,234	10,130	*82,631*	15,011	*122,445*
Deferred	(15,408)	(18,090)	(2,961)	*(24,154)*	(12,470)	*(101,719)*
Minority interests	269	133	160	*1,311*	(0)	*(4)*
Net income	¥ 24,670	¥ 26,245	¥ 9,541	*$ 77,827*	¥ 3,068	*$ 25,024*
Statements of Surplus Data:						
Balance at beginning of year	¥ 106,479	¥ 145,892	¥ 126,145	*$ 1,028,917*	¥ —	*$ —*
Cumulative effect of prior years deferred income taxes	56,482	—	—	—	—	—
Transfer to reserve for policyholder dividends[(1)]	34,316	39,536	33,249	*271,205*	—	—
Transfer to reserve for redemption of fund	6,800	6,800	6,800	*55,464*	—	—
Balance at end of year	¥ 145,892	¥ 126,145	¥ 95,376	*$ 777,948*	¥ —	*$ —*
Retained earnings:						
Balance of beginning of year	—	—	—	—	49,815	*406,323*
Addition:						
Net income ate end of 30th September	—	—	—	—	3,068	*25,024*
Deduction:						
Bonus to directors	—	—	—	—	65	*530*
Bonus to corporate auditors	—	—	—	—	10	*81*
Balance at end of period	¥ —	¥ —	¥ —	*$ —*	¥ 52,808	*$ 430,735*

Note:

(1) For the years ended March 31, 2000 and 2001, transfer to reserve for policyholder dividends has been reflected in surplus. For the year ended March 31, 2002, provision for allowance for policyholder dividends has been reflected as an extraordinary loss.

	As of March 31,				As of September 30,	
	2000	2001	2002		2002	
Balance Sheet Data:						
Total assets	¥5,753,183	¥5,921,904	¥6,010,457	*$49,024,938*	¥6,006,163	*$48,989,918*
Liabilities:						
Policy reserves	5,380,909	5,513,425	5,543,459	*45,215,817*	5,588,535	*45,583,489*
Total liabilities	¥5,569,676	¥5,719,238	¥5,836,472	*$47,605,812*	¥5,831,283	*47,563,488*
Minority interests	¥ 2,562	¥ 1,414	¥ 1,433	*$ 11,690*	¥ —	*$ —*
Equity:						
Fund	13,600	6,800	—	—	—	—
Reserve for redemption of fund	21,400	28,200	35,000	*285,481*	—	—
Surplus	145,892	126,145	95,376	*777,948*	—	—
Net unrealized gain on securities	—	40,378	41,641	*339,657*	—	—
Translation adjustments	—	(324)	479	*3,913*	—	—
Total equity	¥ 180,945	¥ 201,252	¥ 172,551	*$ 1,407,434*	¥ —	*$ —*
Equity:						
Capital	—	—	—	—	75,000	*611,745*
Capital surplus	—	—	—	—	54	*440*
Retained earnings	—	—	—	—	52,808	*430,735*
Net unrealised gain on investments	—	—	—	—	47,192	*384,929*
Translation adjustments	—	—	—	—	(174)	*(1,420)*
Total equity	—	—	—	—	174,880	*1,426,429*
Total liabilities, minority interests and equity	¥5,753,183	¥5,921,904	¥6,010,457	*$49,024,938*	¥6,006,163	*$48,989,918*

Selected Non-consolidated Financial Data

The following selected non-consolidated financial data as of and for the five years ended March 31, 1998, 1999, 2000, 2001 and 2002 are derived from the non-consolidated financial statements of Daido Life for such periods which have been audited by Shin Nihon & Co., independent certified public accountants. The selected non-consolidated financial data as of and for the six-month periods ended September 30, 2001 and 2002 are derived from the non-consolidated unaudited financial statements of Daido Life for such periods, which in the opinion of Daido Life's management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for such periods. Interim financial information is not necessarily indicative of the operating results or financial condition of Daido Life that may be expected for the full fiscal year. These financial statements are prepared in accordance with Japanese GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles". For the convenience of the reader, the translations of yen into dollar amounts have been made at ¥122.60 = $1.00, the approximate rate of exchange prevailing as of September 30, 2002.

	Year Ended March 31,						Six months ended September 30,		
	1998	1999	2000	2001	2002	*2002*	2001	2002	*2002*
	(Millions of yen)					*(Thousands of dollars)*	(Millions of yen)		*(Thousands of dollars)*
Statements of Operations Data:									
Ordinary revenue:									
Income from insurance premiums	¥1,168,436	¥1,192,881	¥1,136,904	¥1,072,245	¥1,059,445	*$ 8,641,479*	¥504,180	¥515,888	*$4,207,898*
Investment income	261,147	276,804	287,088	191,572	245,123	*1,999,379*	87,441	92,003	*750,437*
Other ordinary income	2,365	3,173	2,544	5,365	3,660	*29,854*	28,663	5,410	*44,133*
Total ordinary revenue	1,431,949	1,472,858	1,426,537	1,269,183	1,308,229	*10,670,713*	620,284	613,302	*5,002,469*
Ordinary expenses:									
Insurance claims and others payments	858,599	968,980	869,346	864,988	907,444	*7,401,668*	465,193	433,521	*3,536,066*
Provision for policy and other reserves	249,886	155,870	216,281	134,563	31,543	*257,291*	781	23,228	*189,463*
Investment expenses	111,645	147,980	181,191	66,112	205,507	*1,676,240*	84,636	73,622	*600,506*
Operating expenses	113,226	114,607	109,751	107,228	108,142	*882,074*	54,878	56,406	*460,088*
Other ordinary expenses	13,800	14,334	15,435	14,036	15,523	*126,616*	7,302	7,696	*62,773*
Total ordinary expenses	1,347,157	1,401,773	1,392,005	1,186,929	1,268,161	*10,343,890*	612,790	594,475	*4,848,899*
Ordinary profit	84,791	71,085	34,531	82,254	40,068	*326,822*	7,494	18,827	*153,570*
Extraordinary gains	180	459	629	3,588	6,876	*56,084*	4,330	2,666	*21,750*
Extraordinary losses(1)	10,101	10,916	21,154	64,720	33,849	*276,096*	1,738	3,736	*30,477*
Provision for reserve for policyholder dividends	—	—	—	—	—	—	—	12,240	*99,842*
Income before income taxes	74,870	60,628	14,007	21,122	13,094	*106,810*	10,085	5,517	*45,001*
Income taxes:									
Current	26,804	18,741	6,909	13,300	9,230	*75,290*	5,966	14,876	*121,344*
Deferred	—	—	(15,593)	(16,896)	(3,801)	*(31,004)*	(5,313)	(12,416)	*(101,276)*
Net Income	¥ 48,065	¥ 41,887	¥ 22,692	¥ 24,718	¥ 7,665	*$ 62,524*	¥ 9,432	¥ 3,056	*$ 24,934*

Note:

(1) For the years ended March 31, 2000 and 2001, transfer to reserve for policyholder dividends has been reflected in surplus. For the year ended March 31, 2002, provision for allowance for policyholder dividends has been reflected as an extraordinary loss.

	As of March 31,						As of September 30,		
	1998	1999	2000	2001	2002	2002	2001	2002	2002
	(Millions of yen)					(Thousands of dollars)	(Millions of yen)		(Thousands of dollars)
Balance Sheet Data:									
Assets:									
Domestic bonds	¥ 2,388,647	¥ 2,417,441	¥ 2,570,196	¥ 2,612,207	¥ 3,038,772	*$ 24,786,072*	¥ 2,715,507	¥ 2,954,664	*$ 24,100,039*
Domestic stocks	434,531	392,322	382,773	479,893	373,798	*3,048,930*	406,594	334,216	*2,726,070*
Total securities	3,234,110	3,278,384	3,685,501	3,751,997	4,058,208	*33,101,214*	3,811,428	4,004,162	*32,660,376*
Total assets	¥ 5,346,385	¥ 5,482,608	¥ 5,733,592	¥ 5,900,384	¥ 5,982,789	*$ 48,799,262*	¥ 5,858,086	¥ 5,982,225	*$ 48,794,662*
Liabilities:									
Policy reserves	5,010,375	5,163,643	5,380,909	5,513,425	5,543,459	*45,215,817*	5,502,696	5,588,535	*45,583,489*
Total liabilities	5,200,714	5,342,620	5,556,453	5,704,887	5,818,800	*47,461,668*	5,732,794	5,815,515	*47,434,872*
Equity:									
Fund	27,200	20,400	13,600	6,800	—	—	—	—	—
Legal reserve	8,061	15,061	22,061	29,101	36,071	*294,218*	36,071	—	—
Surplus	110,410	104,526	141,478	119,189	86,402	*704,754*	88,170	—	—
Net unrealized gains on investments	—	—	—	40,405	41,514	*338,620*	1,050	—	—
Total equity	145,671	139,987	177,139	195,496	163,988	*1,337,593*	125,291	—	—
Equity:									
Capital	—	—	—	—	—	—	—	75,000	*611,745*
Capital surplus	—	—	—	—	—	—	—	54	*440*
Retained earnings	—	—	—	—	—	—	—	44,862	*365,928*
Net unrealised gains on securities	—	—	—	—	—	—	—	46,793	*381,674*
Total equity	—	—	—	—	—	—	—	166,710	*1,359,789*
Total liabilities and equity	¥ 5,346,385	¥ 5,482,608	¥ 5,733,592	¥ 5,900,384	¥ 5,982,789	*$ 48,799,262*	¥ 5,858,086	¥ 5,982,225	*$ 48,794,662*
Other Data:									
Total policy amount in force(1)	¥51,622,262	¥50,854,759	¥50,645,880	¥50,574,784	¥50,838,906	*$414,672,974*	¥50,595,256	¥51,769,778	*$422,265,732*
Base profit(2)	¥ 135,462	¥ 114,540	¥ 96,959	¥ 114,236	¥ 109,889	*$ 896,327*	¥ 41,516	¥ 38,788	*$ 316,380*
Average annual yield of general account assets(3)	2.50%	2.51%	1.60%	2.19%	1.03%				
Number of retail offices	113	110	103	102	102				
Number of employees:									
In-house sales representatives	6,072	6,126	5,456	4,866	5,154		4,925	5,178	
Administrative personnel	3,269	3,496	3,484	3,291	3,121		3,210	3,185	

Notes:

(1) Total policy amount in force consists of policy amounts in force of individual insurance, individual annuities and group insurance.

(2) See "Glossary of Certain Insurance Terms" for a definition of base profit.

(3) Average annual yield of general account assets is calculated using the net amount of investment income and investment expenses (but excluding gains and losses related to separate account assets) as the numerator and the daily average of the carrying value of general account assets as the denominator.

T&D Financial Life Insurance Company

In October 2001, the Company joined Daido Life to complete the acquisition of Tokyo Mutual Life Insurance Company ("Tokyo Life"), a financially troubled Japanese life insurer now known as T&D Financial Life Insurance Company. The reorganization proceedings were based on a plan of reorganization prepared by the Company and Daido Life and approved by the Tokyo District Court on September 30, 2001 pursuant to the Law Concerning Special Exemption for Reorganization Proceedings of Financial Institutions, Etc. (the "Reorganization Law"). The reorganization proceedings, which substantially restructured Tokyo Life's assets and liabilities, were officially concluded on October 19, 2001. The plan of reorganization included the demutualization of Tokyo Life without consideration to policyholders and the issuance of 100,000 new shares of common stock to each of the Company and Daido Life, for a total of 200,000 shares, at ¥50,000 per share, making T&D Financial Life an affiliate of both the Company and Daido Life for financial reporting purposes. In addition, the Company and Daido Life each made a subordinated loan of ¥5 billion to T&D Financial Life.

On September 19, 2002, the Company and Daido Life each made an additional capital investment of ¥10 billion in T&D Financial Life to help finance its commencement, in October 2002, of over-the-counter bank sales of variable annuity products. T&D Financial Life issued an additional 200,000 shares of its common stock

at ¥50,000 per share to each of the Company and Daido Life, increasing the total number of shares each held to 300,000 shares. At the same time, T&D Financial Life repaid its ¥5 billion subordinated loans to each of the Company and Daido Life.

Pre-Reorganization Activities of Tokyo Life

Tokyo Life was established in 1895 and as of March 31, 2001 had total assets of ¥722,532 million and policy amount in force of ¥10,750 billion (for individual insurance, individual annuities and group insurance), on a non-consolidated basis. Tokyo Life traditionally focused on selling whole life, endowment and other insurance products to the household and corporate markets. From 1985, however, Tokyo Life began to focus on selling individual annuity products based on business alliances with financial institutions such as Daiwa Bank. The individual annuity business expanded rapidly due to the relatively high guaranteed rates of return — up to 6.25% — Tokyo Life offered for these products. In an effort to raise investment returns, Tokyo Life increased its investments in domestic stocks, foreign bonds, structured investment products and other investments with relatively higher risk. In addition, Tokyo Life began making significant capital expenditures such as the construction of a new headquarters building and a large-scale revamping of its computer systems.

As market interest rates began to decrease in the early 1990s and Tokyo Life's individual annuity products began to lose their attractiveness, Tokyo Life concentrated its marketing efforts on the sale of group annuity products with relatively high guaranteed rates of return. Over time, Tokyo Life increasingly began to sell its holdings of domestic stocks and real estate to cover deficits caused by an expanding negative spread. These sales of assets and the overall decline in the market value of domestic stocks and real estate weakened Tokyo Life's financial position which, in turn, led to a significant increase in the rate of policy surrenders. In 1997, a group of financial institutions led by Daiwa Bank injected a total of ¥14 billion of equity capital into in Tokyo Life's fund and purchased ¥26 billion in subordinated loans. However, Tokyo Life's negative spread problems and rate of policy surrenders continued to increase. In March 2000, a group of financial institutions led by Daiwa Bank injected a further ¥15 billion in Tokyo Life's fund, but this was not enough to regain public confidence in the company. With the failure of negotiations on further fund injections, Tokyo Life filed for corporate reorganization under the Reorganization Law with the Tokyo District Court on March 23, 2001, and the court issued an order commencing reorganization proceedings on March 31, 2001. After the commencement of the proceedings, a court-appointed reorganization receiver selected the Company and Daido Life to be Tokyo Life's business sponsors — an informal status under the Reorganization Law — which allowed them to work with the receiver to restructure Tokyo Life on a mutually acceptable basis. The newly appointed T&D Financial Life management team formally took control of Tokyo Life on September 30, 2001 and the Company and Daido Life completed their acquisition of the stock of Tokyo Life on October 17, 2001. On October 17, 2001 Tokyo Life's name was changed to T&D Financial Life Insurance Company. The reorganization proceedings were declared concluded by the Tokyo District Court on October 19, 2001 and T&D Financial Life commenced business operations on October 22, 2001.

Reorganization Proceedings and Reorganization Plan

The Reorganization Law is similar to Chapter 11 of the U.S. Bankruptcy Code and is intended to provide a mechanism for restructuring financially troubled financial institutions by permitting adjustment of the interests of creditors, shareholders (or members, in the case of mutual companies) and other interested parties. The reorganization receiver determines the extent and nature of claims against the company, identifies the assets that the company owns or to which it is entitled, determines the current value of the company's assets on a going concern basis and prepares a plan of reorganization to adjust the liabilities owed to creditors and the rights of equity owners. Following approval of the plan by interested parties and formal recognition of the plan by the relevant court, the company re-emerges from the reorganization and can begin conducting business in the ordinary course.

On July 31, 2001, the Tokyo Life reorganization receiver submitted a proposed plan of reorganization to the Tokyo District Court. Tokyo Life's creditors subsequently approved the plan, and on September 27, 2001 the Tokyo District Court issued its official recognition order approving the plan. The plan of reorganization became effective immediately upon the issuance of the recognition order and is binding upon Tokyo Life, its creditors, policyholders and other interested parties, regardless of whether they submitted claims or voted for or against the plan.

Pursuant to the plan of reorganization adopted October 19, 2001, Tokyo Life was demutualized without consideration to its former policyholders and all of the equity capital of the former Tokyo Life was purchased by

the Company and Daido Life. The company's liabilities were also restructured with significant changes including the following:

Insurance liabilities:

- The guaranteed rates of return for existing Tokyo Life policies (with certain exceptions) with assumed investment yields higher than 2.60% were reduced to 2.60%.
- The method of calculating policy reserves with respect to T&D Financial Life's non-variable life insurance products was changed to the five-year Zillmer method (for policies prior to September 30, 2001, however, the full-term Zillmer method was implemented), which is a method of accounting for policy reserves which, in effect, allows policy acquisition costs to be deferred.
- To discourage policyholders from surrendering policies, special surrender penalties were imposed based on a percentage of the cash surrender value to be paid to the surrendering policyholder according to the following schedule:

Year ending March 31,									
2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
20%	18%	16%	14%	12%	10%	8%	6%	4%	2%

- Participating policyholders of Tokyo Life (with certain exceptions) were prohibited from receiving policyholder dividends until fiscal 2006, at which time 80% of adjusted earnings attributable to such participating policies will be distributed as special policyholder dividends through fiscal 2011. Policyholder dividends for fiscal 2012 and beyond will be based on the terms of T&D Financial Life's products.
- In fiscal 2006, a special dividend to Tokyo Life policyholders whose policies were adversely affected by the plan of reorganization will be payable based on net realized gains, if any, over the valuation amounts of T&D Financial Life's real estate and loans remaining after the conclusion of the reorganization proceedings, together with any damages recovered in the future from former directors and officers of Tokyo Life.

Financial and other liabilities:

- Tokyo Life was essentially discharged from all financial and other liabilities, retaining only liabilities under insurance policies, and a limited range of other claims approved by the reorganization receiver.
- T&D Financial Life remains responsible for Tokyo Life's pension liabilities to employees, which totalled approximately ¥12,536 million as of March 31, 2002.
- Goodwill in the amount of ¥32,500 million was established in connection with the reorganization proceedings to be amortized in equal amounts over the five fiscal years beginning fiscal 2001.

Post-reorganization Operations of T&D Financial Life

Set forth below is a summary of T&D Financial Life's policy amounts in force as of March 31 and September 30, 2002, by product line:

	Policies amount in force as of			
	March 31, 2002		September 30, 2002	
	Amount	% of total	Amount	% of total
	(Billions of yen, except percentages)			
Individual insurance products:				
Term life	¥ 309	5.6%	¥ 345	6.6%
Whole life	2,477	44.6	2,325	44.3
Endowment	310	5.6	281	5.4
Other individual insurance products	328	5.9	298	5.7
Total individual insurance products	3,425	61.7	3,250	62.0
Individual annuity products[1]	194	3.5	190	3.6
Group insurance products	1,927	34.7	1,807	34.4
Total	¥5,547	100.0%	¥5,248	100.0%
Group annuity products[2]	¥ 77		¥ 73	

Notes:

(1) Policy amounts for individual annuity products are equal to (a) the funds to be held at the time annuity payments are to commence with respect to annuities for which annuity payments have not yet commenced and (b) the amount of policy reserve for which payments have commenced.

(2) For group annuity products, the new policy amount written is equal to the initial premium payment and the policy amount in force is equal to the amount of outstanding policy reserves.

Management of T&D Financial Life believes that reduction in the guaranteed rates of returns for a significant portion of the former Tokyo Life's insurance policies, significant reduction of investments in real estate from Tokyo Life's investment portfolio and other business changes implemented since completion of the October 2001 reorganization proceedings have significantly mitigated Tokyo Life's previous negative spread problems. However, current and future investment returns on T&D Financial Life's investment portfolio and the profitability of its other operating activities remain subject to market conditions and there can be no assurance that T&D Financial Life will not encounter financial challenges attributable to continuing weakness in the financial markets and adverse general economic conditions.

In addition, although the policy surrender penalties established by the plan of reorganization were structured to limit policy surrenders by former Tokyo Life policyholders, high rates of policyholder surrenders could adversely affect the ongoing business and financial condition of T&D Financial Life. On the other hand, surrenders of policies that are fewer than expected by management of T&D Financial Life may adversely affect results of operations for the short-term. This short-term adverse effect is due to reduced benefits to T&D Financial Life of the special policy surrender penalties. Nevertheless, management of T&D Financial Life believes a lower incidence of policy surrenders will improve results of operations in future periods.

The former Tokyo Life's financial condition significantly improved in connection with the completion of its October 2001 reorganization proceedings. The Japan Credit Rating Agency and Rating and Investment Information assigned T&D Financial Life financial strength ratings of A on September 25, 2002 and A on November 1, 2002, respectively. As its operations have normalized, T&D Financial Life has increased the percentage of its total assets attributable to securities investments to approximately 70.7% on a non-consolidated basis as of September 30, 2002. However, T&D Financial Life has sought to maintain a conservative investment strategy with respect to its securities investments by maintaining a high level of investments in debt securities. As of September 30, 2002, 57.8% of T&D Financial Life's non-consolidated total assets, or approximately 81.8% of its investments in securities, were domestic corporate and government bonds. As of September 30, 2002, T&D Financial Life reported a solvency margin of 1,284.8% and its current Japan Credit Rating Agency financial strength rating is "A".

Selected Non-consolidated Financial Data

The following selected non-consolidated financial data as of and for the year ended March 31, 2002 and the six-month period ended September 30, 2002 are derived from the non-consolidated unaudited financial statements of T&D Financial Life for such periods. The selected non-consolidated financial data as of and for the six-month period ended September 30, 2002, in the opinion of the management of T&D Financial Life, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for such period. Interim financial information is not necessarily indicative of the operating results or financial condition of T&D Financial Life that may be expected for the full fiscal year. These financial statements were prepared in accordance with Japanese GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles". For the convenience of the reader, the translations of yen into dollar amounts have been made at ¥122.60 = $1.00, the approximate rate of exchange prevailing as of September 30, 2002.

	As of March 31, 2002		As of September 30, 2002	
	(Millions of yen)	*(Thousands of dollars)*	(Millions of yen)	*(Thousands of dollars)*
Balance Sheet Data:				
Assets:				
Cash and deposits	¥ 29,732	*$ 242,514*	¥ 68,122	*$ 555,647*
Monetary claims purchased	150	*1,227*	154	*1,264*
Monetary trusts	501	*4,087*	19,206	*156,655*
Securities	469,564	*3,830,050*	415,823	*3,391,705*
Loans	63,943	*521,562*	54,789	*446,896*
Property and equipment	2,084	*17,001*	2,000	*16,319*
Due from agency	28	*233*	18	*153*
Due from reinsurers	22	*187*	0	*4*
Other assets[1]	34,138	*278,456*	29,439	*240,128*
Reserve for possible loan losses	(1,541)	*(12,573)*	(1,673)	*(13,647)*
Total assets	¥598,624	*$4,882,746*	¥587,882	*$4,795,127*
Liabilities:				
Policy reserves	562,817	*4,590,682*	544,664	*4,442,610*
Due to agency	0	*6*	0	*5*
Due to reinsurers	5	*44*	7	*58*
Other liabilities	12,808	*104,470*	2,950	*24,066*
Reserve for employees' retirement benefits	12,536	*102,252*	12,194	*99,468*
Reserve for price fluctuations	8	*65*	38	*309*
Deferred tax liabilities	45	*370*	363	*2,963*
Total liabilities	¥588,221	*$4,797,891*	¥560,218	*$4,569,482*
Equity:				
Common stock	10,000	*81,566*	20,000	*163,132*
Additional paid-in capital	—	—	10,000	*81,566*
Surplus	323	*2,634*	(2,977)	*(24,286)*
Net unrealized gain on investments	80	*653*	641	*5,233*
Total equity	¥ 10,403	*$ 84,854*	¥ 27,664	*$ 225,644*
Total liabilities and equity	¥598,624	*$4,882,746*	¥587,882	*$4,795,127*

Note:

(1) Other assets include goodwill in the amount of ¥26,000 million as of March 31, 2002 and ¥22,750 million as of September 30, 2002.

	Year ended			
	As of March 31, 2002		As of September 30, 2002	
	(Millions of yen)	*(Thousands of dollars)*	(Millions of yen)	*(Thousands of dollars)*
Statements of Operations Data:				
Ordinary revenue:				
Income from insurance premiums	¥ 35,297	*$287,904*	¥38,330	*$312,648*
Investment income	3,354	*27,357*	2,023	*16,504*
Other ordinary income	78,976	*644,183*	18,357	*149,735*
Total ordinary revenue	117,628	*959,445*	58,711	*478,888*
Ordinary expenses:				
Insurance claims and other payments	96,936	*790,672*	44,216	*360,655*
Provision for policy and other reserves	24	*197*	20	*166*
Investment expenses	2,048	*16,705*	3,137	*25,590*
Operating expenses	9,245	*75,411*	9,227	*75,262*
Other ordinary expenses	8,195	*66,848*	4,244	*34,623*
Total ordinary expenses	116,449	*949,834*	60,846	*496,298*
Ordinary profit	1,178	*9,611*	(2,134)	*(17,409)*
Extraordinary gains	2,215	*18,073*	19	*162*
Extraordinary losses	18	*147*	52	*431*
Provision for reserve for policyholder dividends	2,102	*17,145*	1,097	*8,949*
Income before income taxes	1,274	*10,391*	(3,264)	*(26,627)*
Income taxes:				
Current	35	*287*	36	*293*
Deferred	1,652	*13,479*	—	—
Net Expenses	¥ 413	*$ 3,376*	¥ 3,300	*$ 26,921*

Management and Employees

Several of T&D Financial Life's senior management positions have been filled with officers from the Company and Daido Life. T&D Financial Life's President and Representative Director, and a Director and a Corporate Auditor, were previously management personnel of the Company. Similarly, T&D Financial Life's Executive Vice President and Representative Director, and two Directors and a Corporate Auditor, were previously management personnel of Daido Life. Although the Company and Daido Life have not entered into a formal agreement with respect to their joint ownership of T&D Financial Life, the two companies have agreed to maintain equal influence over management of T&D Financial Life.

As of December 1, 2002, T&D Financial Life employed 1,524 employees, including 1,011 in-house sales representatives. In addition, 26 and 29 T&D Financial Life employees were on secondment from the Company and Daido Life, respectively.

Strategy

T&D Financial Life management is seeking to streamline its existing individual insurance businesses while focusing on new sales of individual variable annuity products.

T&D Financial Life is actively implementing a program to streamline its sales force — consisting principally of in-house sales representatives located in branch offices across the country — to improve efficiency. As part of this effort, the number of branch offices has been reduced from 141 as of March 31, 2001 to 74 as of December 1, 2002 to improve the scale of T&D Financial Life's continuing insurance businesses, and management is focusing on the retention of high-quality sales representatives. In addition, T&D Financial Life intends to enhance its insurance business management and support structure, including through the strengthening of its call centers to improve customer service.

T&D Financial Life's individual variable annuity business represents T&D Life Group's main channel for individual variable annuity products. T&D Financial Life's goal is to become one of the leading brands for variable annuity products, and the management of T&D Financial Life believes its variable annuity business has become its main business line with respect to new sales. T&D Financial Life sells variable annuity products through sales agents — primarily consisting of banks and securities companies — and it is in the process of

expanding its network of such sales agents. Sales of T&D Financial Life's variable annuity products began on November 1, 2001 based on a sales agency arrangement with Daiwa Securities Co. Ltd. which has retail offices throughout the country. T&D Financial Life believes that the variable nature of the returns on these products match the needs of its potential customers in the present low-interest rate environment while minimizing additional negative spread risk. In addition, since October 2002, when banks and securities firms that are subsidiaries or affiliates of banks were allowed to engage in over-the-counter sales of certain life insurance and individual annuity products, T&D Financial Life has expanded its sales of individual variable annuity products through such channels. T&D Financial Life sells its individual variable annuity products through Daiwa Securities, UFJ Tsubasa Securities Co., Ltd., UFJ Bank Limited, UFJ Trust Bank Limited, Daiwa Bank Limited and Asahi Bank. From April 2002 to December 31, 2002, T&D Financial Life sold approximately 6,300 policies with an insurance premium revenue base of approximately ¥34,400 million through over-the-counter sales channels.

T&D Financial Life's current investment portfolio consists mostly of investments in domestic bonds. T&D Financial Life follows strict internal risk guidelines to manage its investments in domestic stocks and foreign securities. T&D Asset Management serves as investment advisor to T&D Financial Life for its investments in domestic stocks and foreign securities as well as its investment of separate account assets. T&D Financial Life is implementing asset liability management and other risk management measures consistent with those employed by the Company. T&D Financial Life currently does not intend to make any new investments in real estate and it makes loans only on a limited basis.

The Financial One Group

The Company entered into a business arrangement in July 1999 with a number of financial institutions to form the Financial One Group. Currently, companies other than the Company belonging to the Financial One Group include Daido Life, Nipponkoa Insurance Co., Ltd., UFJ Bank Limited, UFJ Trust Bank Limited and UFJ Tsubasa Securities Co., Ltd. The purpose of this business alliance is to provide in the most efficient manner the highest quality products and services to the customers of each member company by combining the member companies' resources. The Company believes the alliance enhances its ability to address a wider range of customer needs in areas ancillary to the Company's core business of life insurance including non-life insurance products and banking, loan and credit card services. The alliance is currently of a contractual nature only and does not involve joint equity investments.

The Company's alliance with Nipponkoa Insurance has allowed it to establish a new income source by enabling it to provide non-life insurance products to its customers. Having merged its former non-life insurance subsidiary Taiyo Fire & Marine into Nipponkoa Insurance in April 2002, the Company continues to act as sales agent for Nipponkoa Insurance in the non-life insurance business. The Company earns sales fees from Nipponkoa Insurance without underwriting the non-life insurance products it sells.

In October 2000, the Financial One Group established the Financial One Members' Club, which issues joint-branded credit cards to permit member companies to provide financial services and products to a shared base of customers. The Financial One Group also maintains an Internet portal site through which member companies offer Financial One Members' Club customers information regarding their products and services. The Financial One Group members intend to continue to develop innovative products and services to offer to their joint customers.

Insurance Business Law

The Company is regulated principally under the Insurance Business Law, which governs life and non-life insurance companies in Japan. Pursuant to the Insurance Business Law, the Prime Minister of Japan has authority to supervise insurance companies in Japan. Most of such authority is delegated to the Commissioner of the FSA, who in turn has delegated a part of such authority to the Directors of the Local Finance Bureaus of the Ministry of Finance of Japan. The regulations provided in the Insurance Business Law and recent developments are briefly described below. In this description, the term "insurance products" includes annuity products that are sold by life insurance companies in Japan. Such annuity products are regarded as insurance products for purposes of the Insurance Business Law, and the term "insurance" should be interpreted accordingly.

Supervisory Control

Licensing requirements. Under the Insurance Business Law, a licence must be obtained from the Prime Minister in order to engage in the insurance business. "Insurance business" in this context means the underwriting of insurance. Only mutual companies with a fund (*kikin*) of ¥1 billion or more or joint stock corporations with paid-in capital of ¥1 billion or more are entitled to obtain licences, subject to satisfaction of certain requirements relating to financial condition, prospective results of operations, knowledge, experience, insurance products to be offered, and the manner of calculation of insurance premiums and policy reserve. An applicant for an insurance licence must, together with the application for licence, submit to the Prime Minister its articles of incorporation, a statement of the manner of operations, a form of general policy conditions and a statement of the manner of calculation of insurance premiums and policy reserve. The Prime Minister also has the authority to revoke licences once granted in the event of violation of material provisions of laws or regulations or in certain other events prescribed by the Insurance Business Law. Foreign insurance companies may not engage in the insurance business in Japan without establishing a branch or representative office in Japan and obtaining a licence from the Prime Minister. Application procedures and requirements for such licence are substantially the same as in the case of Japanese insurance companies. Also, the Prime Minister, the Commissioner of the FSA and the Director of the relevant local finance bureau of the Ministry of Finance of Japan have supervisory authority over foreign insurance companies' branches and representative offices in Japan, which is similar to the authority that they have over insurance companies in Japan.

Insurance companies must obtain approval from the Commissioner of the FSA with respect to (a) any change in their products or any other term provided in the statement of the manner of operations, the form of general policy conditions or the statement of the manner of calculation of insurance premiums and policy reserve (although some of these changes are subject only to prior notification requirements, as described below) or certain material provisions of the articles of incorporation, (b) establishment or acquisition of subsidiaries, (c) demutualization, mutualization, merger, consolidation, dissolution or cessation of insurance business or (d) comprehensive transfer of insurance policies, transfer or acquisition of business in which any or all of the parties thereto are insurance companies, entrustment to any other insurance company of their operation or property. The Commissioner of the FSA also has extensive supervisory authority over insurance companies, including:

- issuance of orders to insurance companies or their subsidiaries requiring such entities to submit reports or materials concerning the operation of their business or the condition of their assets
- examination of the operation of insurance companies or their subsidiaries at their offices and other premises
- setting of standards for measuring the financial soundness of insurance companies
- issuance of orders to insurance companies to change any term provided in any statement of its manner of operations, general policy conditions, or statement of the manner of calculation of insurance premiums and policy reserves
- issuance of orders to insurance companies to submit or amend rationalization plans or to suspend all or part of their business

Registration requirements. Under the Insurance Business Law, sales representatives, sales agents and brokers of insurance companies must be registered with the Director of the relevant Local Finance Bureau. The Directors of the Local Finance Bureaus also have the authority to revoke any existing registration upon the occurrence of certain events set forth in the Insurance Business Law and to supervise the operation of such representatives, agents and brokers.

Reporting requirements. Insurance companies in Japan are subject to various reporting requirements under the Insurance Business Law. Among these requirements, insurance companies in Japan must submit to the Commissioner of the FSA annual business reports as well as notifications with respect to any increase in fund or paid-in capital, the election or resignation of directors or corporate auditors who engage in the ordinary business of the insurance company or the issuance of equity-linked securities or subordinated bonds or the borrowing of subordinated loans.

Deregulatory measures. In recent years, a number of deregulatory measures have been adopted in the insurance industry. For instance, effective in April 1996, it is no longer necessary for insurance companies in Japan to obtain the approval of the Commissioner of the FSA for any change in the terms of insurance contracts to be entered into by pension funds or other sophisticated customers or for any change in the terms of group annuities or certain other products specified in the Insurance Business Law and related regulations. Instead of obtaining the approval of the Commissioner of the FSA, insurance companies are now required to file prior notification to the Commissioner with respect to these matters.

Also, life insurance sales agents were previously not permitted to work for more than one life insurance company. However, this exclusivity requirement was relaxed by an amendment to the Insurance Business Law in 1996. As a result of this amendment, sales agents may become agents of two or more life insurance companies, but subject to the condition that there must be one or more registered sales agents employed and subject also to certain other conditions relating to the adequacy of their knowledge and administrative ability. Sales agents may also become agents of two or more life insurance companies if they satisfy certain conditions relating to the relationship between the sales agents and the insurance companies.

Restrictions on Scope of Business

Scope of business. Under the Insurance Business Law, insurance companies in Japan are permitted to engage only in the business of underwriting insurance, investing premium revenues and other assets, and certain other businesses set forth in the Insurance Business Law, including:

- preparation or delivery of documents relating to the underwriting of insurance, collection of premiums, payment of insurance claims and benefits or execution of insurance contracts (including brokerage), each for or on behalf of other insurance companies;
- providing guarantees for third parties;
- underwriting bonds issued or guaranteed by the Japanese national government or bonds issued by Japanese local governments or handling of public offerings to which such underwriting relates;
- acquisition or transfer of accounts receivable;
- underwriting bonds issued by special purpose corporations under the Law on Liquidation of Assets of Japan or handling of public offerings to which such underwriting relates;
- acquisition or transfer of short-term notes (i.e., paper-less commercial paper);
- handling of private placements of securities;
- dealing in financial futures and other derivatives specified in the relevant regulations under the Insurance Business Law;
- certain types of securities business specified in the Insurance Business Law and the Securities and Exchange Law, such as the sale of units of investment trusts, which was included in the scope of business permitted to be engaged in by insurance companies as a result of deregulation in December 1998; and
- a certain trust business specified in the Insurance Business Law.

Regulation concerning third sector insurance products. In the Japanese insurance industry, life insurance products and non-life insurance products are called "first sector" and "second sector" insurance products, respectively, and insurance products which have intermediate characteristics of both products are called "third sector" insurance products. Third sector insurance products consist of "third sector life insurance products", which are similar in nature to first sector insurance products and include medical insurance, cancer insurance and nursing-care insurance, and "third sector non-life insurance products", which are similar in nature to second sector insurance products and include personal accident insurance and insurance for medical expenses.

Before the deregulation described below, third sector life insurance products were permitted to be sold as independent products only by foreign-owned or small- to medium-sized life insurance companies, although large life insurance companies and life insurance subsidiaries of non-life insurance companies were permitted to sell such products as riders to first sector insurance products. Before the deregulation described below, third sector non-life insurance products were permitted to be sold only by Japanese and foreign-owned non-life insurance companies.

Recent deregulation has gradually relaxed the restrictions imposed on the sale of third sector insurance products as follows:

- Effective in January 1, 2001, it became possible for large life insurance companies and life insurance subsidiaries of non-life insurance companies in Japan to sell third sector life insurance products as independent products, and it also became possible for non-life insurance subsidiaries of life insurance companies in Japan to sell third sector non-life insurance products.
- Effective in July 1, 2001, it became possible for life insurance companies (including life insurance subsidiaries of non-life insurance companies) in Japan to sell third sector non-life insurance products, and it also became possible for non-life insurance companies in Japan to sell third sector life insurance products.

Restrictions on scope of business of subsidiaries. The Insurance Business Law limits the types of businesses in which insurance companies in Japan may engage through subsidiaries. Before the deregulation described below, the Insurance Business Law prohibited life insurance companies in Japan from directly, or indirectly through subsidiaries, engaging in the non-life insurance business and also prohibited non-life insurance companies in Japan from directly, or indirectly through subsidiaries, engaging in the life insurance business. As a result of deregulation in 1996, however, at present, life insurance companies in Japan are permitted to have non-life insurance subsidiaries and, reciprocally, non-life insurance companies in Japan are permitted to have life insurance subsidiaries. Further, as a result of deregulation in December 1998 and October 1999, it became possible for insurance companies in Japan to have securities subsidiaries and banking subsidiaries, respectively.

Restrictions on shareholdings of another company. With the exception of certain companies that are allowed to be subsidiaries of insurance companies, the Insurance Business Law generally prohibits an insurance company and/or its subsidiaries from acquiring or holding voting rights of another domestic company in excess of 10% of the total voting rights of all shareholders of such domestic company. Also, the Act concerning Prohibition of Private Monopoly and Maintenance of Fair Trade prohibits an insurance company from acquiring or holding voting rights of another domestic company in excess of 10% of the total voting rights of all shareholders of such domestic company without obtaining the prior approval of the Fair Trade Commission pursuant to the standards set forth by the Fair Trade Commission. The Fair Trade Commission has relaxed the standards for such approval since December 1997 which is when the law generally permitted the establishment of holding companies.

Restrictions on insurance business by other financial corporations. Securities companies, banks and other financial institutions (other than insurance companies) were previously prohibited from engaging in the insurance business or selling insurance products. However, in line with the recent relaxation of the restriction on the scope of business engaged in by insurance companies and their subsidiaries, the legal barriers preventing securities companies, banks and other financial institutions from entering into the insurance markets have gradually been lifted as follows:

- effective in March 1998, it became possible to establish "insurance holding companies", that hold controlling interests in one or more insurance companies
- effective in December 1998, it became possible for securities companies in Japan to sell insurance products underwritten by insurance companies or their insurance subsidiaries
- effective in October 2000, it became possible for banks in Japan to have insurance subsidiaries
- effective in April 1, 2001, it became possible for banks in Japan to sell credit life insurance policies issued by their insurance subsidiaries or other related companies in connection with housing loans made by banks and also to sell certain non-life insurance products specified in the relevant regulations under the Insurance Business Law
- in addition to the above, effective October 2002, it became possible for banks in Japan to sell specified types of life insurance products including both fixed and variable individual annuity products

Restrictions on investments. Under the Insurance Business Law, insurance companies in Japan are subject to restrictions as to the percentage of their total assets less special account assets and accumulated account assets, as prescribed in the related regulations, that they may allocate to specified types of investments. Except as approved by the Commissioner of the FSA, the percentage of general account assets that are allocated to each such type of investment may not exceed the following limits:

Type of investment	Maximum percentage
Domestic stocks and partnership interest	30%
Real estate	20%
Foreign currency-denominated assets	30%
High risk bonds, loans and securities lending[1]	10%

Note:

(1) Bonds, loans and securities lending considered by the FSA to have high credit risk include unsecured bonds with no credit ratings and unsecured loans to unlisted corporations with no credit ratings.

In addition, under the Insurance Business Law, aggregate investments by an insurance company in Japan in any single company and its related companies (including the purchase of debt or equity securities issued by, and loans to or deposits with, such company or any of its related companies) may not exceed 10% of its general account assets, except as approved by the Commissioner of the FSA. If an insurance company has subsidiaries or affiliates, except as approved by the Commissioner of the FSA, the aggregate investments by such insurance company and its subsidiaries and affiliates in a single company or its related companies may not exceed 10% of the aggregate of such insurance company's general account assets and the equity of such subsidiaries and affiliates, which aggregate amount will be adjusted to such extent as may be deemed necessary by the Commissioner of the FSA.

Financial Regulation

Policyholder dividends. The Insurance Business Law provides that the distribution of policyholder dividends by insurance companies in Japan must be made in a fair and equitable manner in accordance with the provisions of the related regulations. For purposes of calculating the amount of profits to be reserved for distribution of policyholder dividends, insurance companies must categorize insurance policies by the nature of the policy and choose a calculation method from those set forth in the regulations. The regulations also provide that the amount of reserve for policyholder dividends may not exceed the sum of the following:

- the amount of dividends which were distributed to participating and semi-participating policyholders but, based on policyholder preference, unpaid and interest accrued thereon;
- the amount of other distributed but unpaid dividends, including the dividends to be paid in the next fiscal year;
- the amount of dividends which would be required to be paid to participating and semi-participating policyholders if all policies were prematurely terminated; and
- certain other amounts similar in nature to the amounts mentioned above, as described in the statement of the manner of calculation of insurance premiums and policy reserve.

The Insurance Business Law does not require an insurance company which is a joint stock corporation to apply a certain percentage of unappropriated retained earnings to provision for reserve for policyholder dividends. A demutualizing company, however, is required to state its guidelines regarding the distribution of policyholder dividends in its new articles of incorporation. In addition, the Actuarial Standards of Practice for Life Insurance Companies provide certain criteria which must be considered by the chief actuary in determining whether the distribution of policyholder dividends by a life insurance company is made in a fair and equitable manner. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — The Demutualization — Policyholder Dividends" and "The Demutualization — Distribution of Policyholder Dividends".

Policy reserve. Under the Insurance Business Law, insurance companies in Japan are required to provide a policy reserve at the end of each fiscal year for the fulfillment of future obligations under insurance contracts. The policy reserve of life insurance companies consists of the following:

- premium reserve (other than unearned premiums);
- unearned premium reserve;
- reserve for refunds; and
- contingency reserve.

The Insurance Business Law and related regulations provide that the amounts of the premium reserve (other than unearned premiums) and reserve for refunds with respect to certain insurance contracts specified in such regulations must be calculated in accordance with the provisions relating to the "standard policy reserve". The concept of "standard policy reserve" was introduced by an amendment to the Insurance Business Law effective in April 1996 to ensure the financial soundness of life insurance companies. A guideline issued under the Insurance Business Law by the Ministry of Finance in 1996, as amended, sets forth the method of provision for the standard policy reserve and the interest rate and mortality rates which must be adopted or used in calculating the required minimum of the standard policy reserve. Pursuant to this guideline, such minimum must in general be calculated by the net level premium method, applying an interest rate of 2.75% (for insurance contracts entered into on or before March 31, 1999), 2.0% (for insurance contracts entered into on or after April 1, 1999 and on or before March 31, 2001) or 1.5% (for insurance contracts entered into on or after April 1, 2001) and the mortality rates set by the Institute of Actuaries of Japan and confirmed by the Commissioner of the FSA, regardless of the amount of insurance premiums actually received by life insurance companies. The amounts of the premium reserve (other than unearned premiums) and reserve for refunds with respect to insurance contracts which are not subject to provision of standard policy reserve, unearned premium reserve and contingency reserve are set by each life insurance company based on the amount of insurance premiums actually received by such company.

Appointment of chief actuary. Under the Insurance Business Law, all life insurance companies are required to appoint a chief actuary by resolution of the Board of Directors, and the chief actuary so appointed must participate in the calculation of insurance premiums, policy reserve, policyholder dividends, reserve for outstanding claims and certain other matters set forth in the ministerial ordinance promulgated under the Insurance Business Law. Also, the chief actuary must examine, at every fiscal year end, whether the provision of policy reserve and the distribution of policyholder dividends have been made appropriately and whether the assets of the insurance company are and will be sufficient to fulfill its future obligations and must submit an opinion to the Board of Directors and a copy of such opinion to the Commissioner of the FSA. The Commissioner of the FSA may seek explanations with respect to the opinion issued by the chief actuary or seek advice on any matter in which the chief actuary is involved.

The role of the chief actuary has been strengthened by recent amendments to the Insurance Business Law and related regulations. The Council of Financial Services stated in its interim report dated June 26, 2001 that it is necessary to further strengthen the role of chief actuaries to ensure that the calculation methods of insurance companies are appropriate.

Solvency margin ratio. Under the Insurance Business Law, the Commissioner of the FSA has the authority to set standards for measuring the financial soundness of insurance companies in Japan. The solvency margin ratio is a standard designed to measure the ability of insurance companies to make insurance claim and other payments upon the occurrence of unforeseeable events such as natural disasters. The solvency margin ratio is calculated on a non-consolidated basis pursuant to the following formula:

$$\text{Solvency margin ratio} = \frac{\text{Total amount of solvency margin}}{\text{Total amount of risk x 1/2}} \text{ x } 100$$

In the above formula:

"Total amount of solvency margin" represents the sum of the following:

- equity (less certain items);
- reserve for price fluctuations;
- contingency reserve;

- reserve for possible loan losses;
- net unrealized gains/losses on securities and real estate (multiplied by a certain percentage determined by the Commissioner of the FSA); and
- certain other items (such as subordinated debt).

"Total amount of risk" is a quantified measure of the total unforeseeable risk borne by the insurance company, which consists of the following:

- increase in payment of insurance claims as a result of a natural disaster or other unforeseeable event;
- decrease in investment yields to below the assumed investment yield as a result of a decline in interest rates or other deterioration in the investment environment;
- decrease in the value of assets held by the insurance company as a result of (i) a stock market crash or other rapid change in market conditions, (ii) increase in problem loan losses due to bankruptcy of debtors and (iii) other change in the company's assets; and
- other events which cannot be foreseen in the ordinary course of the company's business.

The concept of "solvency margin ratio" was introduced by an amendment to the Insurance Business Law and related regulations which became effective in April 1996. The manner of calculation of solvency margin ratios is provided in a ministerial ordinance of the Ministry of Finance promulgated under the Insurance Business Law and by guidelines and administrative directives issued by the FSA and the Ministry of Finance, and has been revised several times to ensure that solvency margin ratios represent more appropriately the ability of insurance companies in Japan to make required payments upon the occurrence of unforeseeable events. For instance, as a result of a recent amendment to such ordinance, guidelines and administrative directives, it has become necessary to take into account unrealized gains and losses on unlisted stocks, domestic bonds and foreign currency denominated securities in calculating the solvency margin ratio.

The Commissioner of the FSA has the authority to order an insurance company with an insufficient solvency margin ratio to take prompt corrective action. In general, insurance companies with solvency margin ratios of 200% or higher are considered sound. If the ratio falls below 200%, the Commissioner may order the insurance company to submit and implement a plan for improvement of its solvency margin ratio reasonable to ensure sound business management. If the ratio falls below 100%, the Commissioner may order the company to take measures to enhance solvency, including:

- suspension or reduction of payments of dividends to shareholders or participating policyholders or payments of remunerations to directors;
- revision of the manner of calculation of insurance premiums for new insurance policies;
- reduction of business expenses;
- suspension or reduction of investments in a specified manner;
- closure of offices; and
- curtailment of business of subsidiaries and affiliates.

If the solvency margin ratio falls below 0%, the Commissioner may order the company to suspend all or a part of its operations for a specified period of time.

Moreover, even if the solvency margin ratio falls below 0%, if adjusted net assets is a positive amount or expected to be a positive amount, the Commissioner of the FSA may order a suspension of shareholder and policyholder dividend payments and director compensation rather than suspend operations of the company. Likewise, even if the solvency margin ratio is above 0%, if adjusted net assets is a negative amount or expected to be a negative amount, the Commissioner may suspend operations of the company. Adjusted net assets is equal to an amount calculated based on assets reflected in the balance sheet (including, but not limited to, assets such as marketable securities and real estate with readily obtainable fair value) minus an amount calculated based on liabilities (excluding amounts including, but not limited to, the reserve for price fluctuation and the contingency reserve). Adjusted net assets is the amount of net assets used as a standard to determine the amount of actual excess liabilities as part of the FSA's early-stage corrective measures.

Base profit. Ordinary profit of a life insurance company, as indicated in its statements of operations, includes profit from its investment activities as well as profit from its insurance business. Therefore, profit from

the insurance business is not readily ascertainable from the statements of operations. For purposes of disclosing the profit from the insurance business, commencing with the fiscal year ended March 31, 2001, life insurance companies in Japan are required under the disclosure standards set by The Life Insurance Association of Japan to disclose "base profit", also known as "core profit". Base profit is calculated pursuant to the following formula:

Base profit = Ordinary profit

– Capital gains and losses

– Other one-time gains and losses

In the above formula:

"Capital gains and losses" represents capital income less capital expenses.

- Capital income includes gains from monetary trusts and derivatives, gains on investments in trading securities and sales of securities, valuation gains on securities, foreign exchange gains and others.

- Capital expenses include losses from monetary trusts and derivatives, losses on investments in trading securities and sales of securities, devaluation losses on securities, foreign exchange losses and others.

"Other one-time gains and losses" represents one-time, non-core income less one-time, non-core expenses.

- One-time, non-core income includes reinsurance commissions received, reversal of contingency reserve, reversal of reserves for possible loan losses and others.

- One-time, non-core expenses include reinsurance commissions paid, provision for contingency reserves, provision for reserves for possible loan losses, write-off of loans and others.

Regulation for the Protection of Policyholders

Life Insurance Policyholders Protection Corporation of Japan. The PPC was established in December 1998 pursuant to an amendment to the Insurance Business Law. The PPC is a corporation approved by the Prime Minister and the Minister of Finance, and its establishment was intended to provide a new system for the protection of policyholders in the event of life insurance company failures, with the goal of restoring public confidence in the life insurance industry. The PPC is responsible for providing support to maintain outstanding insurance policies issued by failing life insurance companies. "Failing life insurance companies" in this context is defined as companies that stop or, based on the state of their operations or assets, threaten to stop payment of insurance claims or which are, or are in danger of becoming, unable to perform their obligations. The support to be provided by the PPC includes the following:

- financial aid for the transfer of insurance policies from a failing life insurance company to another life insurance company, merger of a failing life insurance company into another life insurance company or acquisition of shares of a failing life insurance company by another life insurance company or an insurance holding company;

- establishment and management of a successor life insurance company which will assume the liabilities for all insurance policies of the failing life insurance company by way of transfer of insurance policies or merger with the failing life insurance company; provided that no other insurance company assumes liabilities under the insurance policies sold by the failing life insurance company;

- assumption of all or a part of the insurance policies sold by a failing life insurance company; provided that no other insurance company assumes liabilities under such insurance policies;

- financial aid for payment of insurance claims by a failing life insurance company undergoing rehabilitation or reorganization proceedings; and

- purchase from policyholders of their unpaid insurance claims against a failing life insurance company.

The amount of financial aid which can be provided by the PPC is limited to an amount which is necessary to maintain 90% of the sum of the policy reserve (not including the contingency reserve), the reserve for outstanding claims and the reserve for policyholder dividends for the fulfillment of future obligations of the failing life insurance company.

The Insurance Business Law prescribes the establishment and manner of operations of corporations for the protection of insurance policyholders and requires that all life insurance companies participate in such a corporation and make contributions in the amount provided in the articles of incorporation of such corporation. The PPC is the sole corporation for the protection of insurance policyholders that has been established to date. Under the PPC's articles of incorporation currently in effect, life insurance companies in Japan are required to contribute an aggregate of ¥560 billion, and the funding obligations of life insurance companies are allocated to individual insurance companies using a formula based on the amount of premiums received by, and the amount of the policy reserve of, each company. The Insurance Business Law provides that, if the PPC needs funds in excess of ¥560 billion to support life insurance companies which fail by March 31, 2003, the Japanese government may, subject to provision in a budget approved by the Diet, make contributions to the PPC. The Insurance Business Law further provides that the maximum amount of borrowings by the PPC shall be ¥960 billion. In light of these provisions, it is generally believed that the maximum amount of contribution by the government is ¥400 billion, which represents the difference between the PPC's maximum amount of borrowings and the aggregate amount of contribution by life insurance companies. Although the statutory authorization for contribution by the government is scheduled to expire in March 2003, the FSA has proposed to the Diet an amendment to the Insurance Business Law that would require members of the PPC, including the Company, to make additional funding commitments of ¥100 billion while extending the ¥400 billion government commitment to March 2006.

Policyholders lien. As a result of an amendment to the Insurance Business Law which became effective as of June 30, 2000, every holder of a life insurance policy issued by a Japanese life insurance company has a statutory lien (*sakidori tokken*) over the life insurance company's total assets with respect to the amount of reserve for payment to the insured under such policy. In addition, each person (including policyholders) who has any right (i) to receive insurance claims or benefits, (ii) to seek compensation by a life insurance company for damages suffered by such person or (iii) to receive any refund, surplus, dividend or other distribution from the company has a statutory lien over the life insurance company's total assets with respect to the amount of such right. The rights secured by statutory liens created under the Insurance Business Law have priority over the rights of general creditors, and are subordinated only to the rights secured by certain other statutory liens or by mortgages, pledges or other security interests.

Rehabilitation proceedings (kaisha kosei tetsuzuki). Previously, rehabilitation proceedings under the Reorganization Law were available only to joint stock corporations. However, by an amendment to the Law on Special Provisions, Etc. for Rehabilitation Proceedings of Financial Institutions, Etc. which became effective in June 2000, such proceedings became applicable to mutual companies, and the Commissioner of the FSA was given the authority to file a petition for commencement of rehabilitation proceedings at any time the Commissioner sees the possibility of failure of an insurance company, even if such company is not then actually in failure. The receiver appointed in rehabilitation proceedings has the right to cancel any existing unperformed contracts other than insurance contracts entered into by the company.

Regulation on acquisition of voting rights. Under the recent amendments to the Insurance Business Law, which became effective on April 1, 2002, any person who has become a holder of more than 5% of the total number of voting rights pertaining to an insurance company or an insurance holding company must file a notification concerning such holdings of voting rights with the Commissioner of the FSA within five business days. A similar notification must also be made in respect of any subsequent change of 1% or more.

Under the same amendments to the Insurance Business Law, any person who intends to own, or to establish a company which owns, 20% or more of the total number of voting rights pertaining to an insurance company must obtain approval from the Commissioner of the FSA. This ratio is reduced to 15% in the case of any person who is likely to exercise material influence over the relevant insurance company's finance and its decisions on the policy relating to its business or operation under the criteria to be prescribed by the regulations, which will be promulgated under the Insurance Business Law prior to the effective date of the recent amendments. Upon receipt of an application for such approval, the FSA will examine whether the applicant meets certain requirements of the Insurance Business Law, including the requirement that the applicant shall not impair the sound and appropriate operation of the insurance company. A person who has obtained approval from the Commissioner is called an "Insurance Major Shareholder". For purposes of ensuring the sound operation of insurance companies and protecting the interests of policyholders, the Commissioner may, upon deeming it necessary, require Insurance Major Shareholders (a) to submit reports or materials and (b) to provide FSA's officials with access to any Insurance Major Shareholder's facilities, to inquire into the condition of the operations or properties of the insurance company or Insurance Major Shareholder or to inspect the books of the Insurance Major Shareholder. The Commissioner may also, upon deeming it necessary, order any Insurance Major Shareholder who holds more than 50% of the total number of voting rights pertaining to an insurance

company to submit a plan or to take other action to improve the management of the insurance company. If any Insurance Major Shareholder has become unable to meet the criteria based on which the Commissioner's approval was granted, the Commissioner may order such Insurance Major Shareholder to take any measures necessary to satisfy the criteria. If any Insurance Major Shareholder has violated any law or regulation or any measures taken by the Commissioner thereunder or has committed any act prejudicial to public interests, the Commissioner may void the approval granted to the Insurance Major Shareholder, in which case, the Insurance Major Shareholder must reduce the volume of its voting rights pertaining to the relevant insurance company to a level permissible under the Insurance Business Law. The Insurance Business Law provides that an insurance company may not enter into any transaction or activities with its subsidiaries, holding company or certain other related corporations if the terms of such transaction are substantially different from normal terms or if such transaction or activities are likely to impair the sound and appropriate operation of the insurance company. This provision has become applicable to Insurance Major Shareholders as a result of the recent amendment to the Insurance Business Law.

Securities and Exchange Law

The Securities and Exchange Law requires that each life insurance company be registered as a registered financial institution with the Director of the relevant Local Finance Bureau if it is to engage in securities businesses permitted under such law. Life insurance companies so registered are subject to the supervision of the Director of such Local Finance Bureau with respect to their securities business substantially in the same manner as are securities companies in Japan. The Company is registered with the Director of the Kanto Local Finance Bureau as a registered financial institution and subject to the supervision of such Director with respect to its securities business.

Law on Sales of Financial Products and Consumer Contracts Law

The Law on Sales of Financial Products, which became effective on April 1, 2001, is designed to protect investors in financial products, including insurance products. This law requires financial service providers, including the Company as a life insurance company, to provide adequate explanations to customers regarding material risks involved in the products to be sold by them. Financial service providers are liable for damages suffered by their customers as a result of any failure to meet this explanation obligation. This law also requires financial service providers to ensure that their solicitations to customers to purchase financial products are made in a fair manner.

The Consumer Contracts Law, which also became effective on April 1, 2001, is designed to protect individual consumers who enter into contracts ("consumer contracts") with businesses, in light of the wide disparity between individual consumers and businesses in terms of the volume and quality of information and bargaining power. Under this law, a consumer may cancel, within a certain time period specified by the law, any consumer contract entered into by such consumer if he or she has proposed or agreed to enter into the relevant consumer contract due to his or her misunderstanding arising from a material false statement or a decisive statement as to any uncertain future matter by the business. A similar cancellation right is also given to consumers if the relevant consumer contract was entered into by a consumer due to solicitation by a business in a certain threatening manner. This law also requires businesses to ensure that the terms of consumer contracts are provided in a simple and clear manner so that they are understandable to consumers. If a consumer contract contains a clause which is unfairly prejudicial to the interests of consumers (such as a total waiver of consumers' rights to seek compensation from a business for damages suffered by them as a result of the business' default) such clause will be void under this law.

Law Concerning Investment Trusts and Investment Corporations and Investment Advisory Business Law

T&D Asset Management Co., Ltd. is registered with the Director of the Kanto Local Finance Bureau as an investment advisor under the Investment Advisory Business Law and an investment trust management company under the Law Concerning Investment Trusts and Investment Companies, and its operations are subject to the supervision of the Commissioner of the FSA and such Director. The manner of operations of investment advisors and investment trust management companies is set forth in these laws and related regulations.

Directors and Corporate Auditors

The following table sets forth the Directors and Corporate Auditors of the Company as of April 1, 2003:

Name	Position	Director/Corporate Auditor since
Masahiro Yoshiike	President and Representative Director	July 1990
Masao Matsuzawa	Senior Managing Director and Representative Director	July 1997
Kunio Ikeda	Managing Director	July 1997
Katsuro Oishi	Managing Director	July 1999
Seiji Wakai	Managing Director	July 1998
Michio Takashima	Managing Director	July 1998
Masahiko Yoshioka	Director	July 2001
Kinya Hongo	Director	July 2001
Kenji Nakagome	Director	July 2001
Masami Asakura	Director	July 2001
Tamiji Matsumoto	Director	July 2001
Katsuhide Tanaka	Director	July 2001
Kiyoshi Matsushige	Standing Auditor	July 1996
Shigetake Ogata	Auditor	July 1998
Eiichiro Okumoto	Auditor	July 2000
Nobumasa Harada	Auditor	July 1999

All of the Directors and Corporate Auditors indicated in the table above will resign from their respective offices on March 31, 2003. Pursuant to a resolution of the policyholders' representatives meeting and a resolution of the Board of Directors' meeting held on July 30, 2002 and July 11, 2002, respectively, the same persons will assume the same positions upon demutualization on April 1, 2003.

The Company's Board of Directors has the ultimate responsibility for the administration of the affairs of the Company before and after the demutualization. Both the Company's current Articles of Incorporation and those to become effective upon demutualization provide for not more than 15 Directors. Directors have been elected at the policyholders' representatives meeting and after demutualization will be elected at a general meeting of shareholders. The normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members one or more Representative Directors, who have the authority individually to represent the Company. Under the Company's current Articles of Incorporation, the Board of Directors may also elect from among its members a Chairman and one or more Vice Chairmen of the Board, a President, one or two Executive Vice Presidents and one or more Senior Managing Directors and Managing Directors. Under the post-demutualization Articles of Incorporation, the Board of Directors may elect from among its members a Chairman and a Vice Chairman of the Board, a President and one or more Deputy Presidents, Senior Managing Directors and Managing Directors.

The Company's current and post-demutualization Articles of Incorporation both provide for not more than four Corporate Auditors. Corporate Auditors, of whom at least one must be a person who has not been a director or employee of the Company or any of its subsidiaries within the previous five years, are elected at the policyholders' representatives meeting or, after the demutualization, the general meeting of shareholders. After the close of the ordinary general meeting of shareholders to be held in June 2006, at least half of the Corporate Auditors must be persons who have not been a director or employee of the Company or any of its subsidiaries. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. The Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of the affairs of the Company by the Directors, to examine the financial statements and business reports of the Company to be submitted by the Board of Directors to the policyholders' representatives meeting or, after the demutualization, the general meeting of shareholders, and to report their opinions thereon to the participating policyholders or shareholders, as the case may be. They are obliged to attend meetings of the Board of Directors and to express their opinions if necessary, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of the affairs and property of the Company.

In addition to Corporate Auditors, the Company must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the Board of Directors to the policyholders' representatives meeting or, after the demutualization, the general meeting of shareholders, reporting thereon to the Board of Corporate Auditors and the Board of Directors. The independent certified public accountants also review the financial statements included in the securities reports, which are publicly available, that companies listed in Japan must file with the Director of the relevant Local Finance Bureau. Shin Nihon & Co. acts as independent certified public accountants for the Company.

Executive Compensation

The aggregate compensation, including bonuses, paid by the Company to its Directors and Corporate Auditors as a group during fiscal 2001 was ¥282 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the policyholders' representatives meeting or, after the demutualization, the general meeting of shareholders. The above amount does not include such retirement payments.

Share Ownership

After giving effect to the demutualization, the Company's Directors and Corporate Auditors as a group will own 32 Shares distributed based on their capacity as eligible policyholders.

SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates (being non-subsidiary companies over which the Company holds significant influence with respect to its finances, operations or businesses). As of January 1, 2003, the Company had eight subsidiaries, all of which were consolidated subsidiaries. At the same date, the Company had seven affiliates, three of which were accounted for by the equity method in the Company's financial statements.

The following table sets forth information on the Company's direct and indirect subsidiaries and affiliates as of January 1, 2003.

Name	Country	Main business	Issued capital (thousands)	Equity held by the Company (percent)
Subsidiaries				
Taiyo Life International (U.K.), Ltd.[1]	U.K.	Investment advisory services	£2,000	100.0
Taiyo Life Career Staff Co., Ltd.	Japan	Human resources	¥10,000	100.0
Taiyo Life Office Support Co., Ltd.	Japan	Administrative support services	¥30,000	100.0
T&D Confirm Ltd.	Japan	Policyholder Confirmation	¥30,000	60.0
T&D Taiyo Daido Lease Ltd.	Japan	Leasing operations	¥150,000	10.0
Toyo Insurance Agency Co., Ltd.	Japan	Life/Casualty insurance administration services	¥70,000	100.0
Taiyo Credit Guarantee Co., Ltd.	Japan	Credit and real estate appraisal services	¥50,000	27.0
Taiyo Building Management Co., Ltd.	Japan	Real estate management services	¥30,000	100.0
Affiliates				
T&D Asset Management Co., Ltd.	Japan	Investment advisory services	¥1,100,000	30.0
T&D Financial Life Insurance Company	Japan	Life Insurance	¥20,000,000	50.0
T&D Information Systems, Ltd.	Japan	Computer software and systems services	¥300,000	33.3
Sinopia T&D Asset Management Co., Ltd.	Japan	Investment advisory services	¥360,000	0.0[2]
T&D Asset Management (U.S.A.) Inc.	U.S.A.	Investment advisory services	$25	0.0[3]
T&D Asset Management Cayman Inc.	Grand Caymans	Investment advisory services	$13	0.0[3]
T&D Premium Collection Service Co., Ltd.	Japan	Financial collection services	¥100,000	0.0[4]

Notes:

(1) The Board of Directors of Taiyo Life International (U.K.), Ltd. resolved upon, and its shareholders in an extraordinary meeting approved, the dissolution and liquidation of Taiyo Life International (U.K.), Ltd. in July 2002. The dissolution and liquidation is expected to take place in August 2003.

(2) T&D Asset Management Co., Ltd. holds 51% of equity.

(3) T&D Asset Management Co., Ltd. holds 100% of equity.

(4) T&D Information Systems, Ltd. holds 100% of equity. T&D Premium Collection Service Co., Ltd is expected to be dissolved by March 31, 2003.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS

The Company believes that, immediately upon the completion of sale of the Offered Shares in the Offerings, no person will initially beneficially own more than 5% of the outstanding Shares issued in connection with its demutualization, other than UFJ Holdings, Inc. (on a consolidated basis), assuming no other person acquiring Shares in the Offerings acquires more than 5% of such outstanding Shares. As Selected Investors, UFJ Holdings, Inc. and its consolidated subsidiaries are expected to own an aggregate of 8.90% of the outstanding Shares. See "Offering and Sale".

The International Shares will consist entirely of Shares representing a portion of the aggregate of the fractional shares to be allotted to eligible policyholders of the Company upon its demutualization. As discussed in "The Demutualization — Allotment of Shares to Eligible Policyholders", such sale of the International Shares is being made by the Company in its own right under the Insurance Business Law. Under the Insurance Business Law, the Company has the right and obligation to dispose of such Shares and to distribute the cash proceeds thereof (after deducting expenses) to those eligible policyholders.

The Japanese Shares will consist entirely of Shares representing the remaining portion of the aggregate of the fractional shares that are not included in the International Offering and that are being sold by the Company in its own right.

The number of policyholders who will be allotted fractional shares and/or whole Shares is 2,658,133.

At the Company's request, the Japanese Underwriters have reserved 484,300 Japanese Shares for sale at the Offer Price (as stated on the cover page of this Offering Circular) to the Selected Investors. Based on discussions with the Selected Investors, the Company expects that all of such Japanese Shares will be purchased thereby. See "Offering and Sale" for further details of this arrangement.

DESCRIPTION OF THE SHARES

Following demutualization, the Company will be governed by the Commercial Code of Japan, as well as the Insurance Business Law. Based on the assumption that the Company is converted from a mutual life insurance company into a joint stock corporation (*kabushiki kaisha*) and that the Shares are listed on the Tokyo Stock Exchange, certain information relating to the Shares is set out below, including a brief summary of certain provisions of the Articles of Incorporation and Share Handling Regulations of the Company, which have already been approved by the appropriate body of the Company and will become effective upon the demutualization, and of the Commercial Code and the Insurance Business Law relating to joint stock corporation and certain related legislation, including certain amendments to the Commercial Code which will become effective on April 1, 2003.

General

Upon demutualization, the Company's authorized share capital will consist of 6,000,000 shares, of which 1,500,000 Shares will be issued, and its stated capital and its additional paid-in-capital will each be ¥37.5 billion. Consequently, one Share will be deemed to be issued at an issue price of ¥50,000. All shares of the Company's stock will be issued in registered form. The Company's Articles of Incorporation do not provide for any class of shares, other than common stock, which may be issued by the Company. Under the Commercial Code, the transfer of Shares is effected by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have its name and address registered on the Company's register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent of the Company. The transfer agent of the Company will be UFJ Trust Bank Limited. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. The transfer of Shares and registration of transfer and the application for reduced withholding tax on shareholder dividends can usually be handled by a standing proxy. See "Taxation — Japanese Taxation". Notices required to be given to shareholders individually are mailed to each shareholder at its registered address (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan).

Under the custody and book-entry transfer and settlement system for corporate stocks in Japan, holders of Shares may deposit certificates for Shares with the Japan Securities Depositary Center, Incorporated ("JASDEC"), the sole depository under the system, through the participants (the "Participants") in the system (which are normally securities firms). The Shares deposited with JASDEC ("Deposited Shares") will be registered in the name of JASDEC in the Company's register of shareholders. The beneficial owners of the Deposited Shares will be recorded in the register of beneficial owners prepared by the Company based on information furnished by the Participants and JASDEC. Such register of beneficial owners of the Company will be updated as of record dates at which shareholders entitled to rights pertaining to the Shares are determined, which normally will be March 31 and September 30 of each year. Physical delivery of share certificates is not required to transfer the Deposited Shares. In general, beneficial owners of Deposited Shares registered in the register of beneficial owners will be entitled with respect to such Shares to the same rights and benefits as the holders of Shares registered in the register of shareholders. The registered beneficial owners will have the rights represented by the Deposited Shares such as voting rights and will receive shareholder dividends (if any) and notices to shareholders directly from the Company. The Shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for such purposes. New Shares issued with respect to Deposited Shares, including those issued upon a stock split, automatically become Deposited Shares. The beneficial owners are required to file with the transfer agent of the Company the same information as would be required from the registered shareholders principally through the relevant Participants. Beneficial owners may at any time withdraw their Shares from deposit and receive share certificates.

Shareholder Dividends

Following shareholders' approval, annual dividends may be distributed in cash to shareholders (excluding JASDEC), beneficial owners or pledgees of record as of March 31 (or by any date set by the Company's Board of Directors and of which the Company gives public notice) in such year in proportion to the number of Shares held by such shareholders, beneficial owners or pledgees as of such record date. See "— Record Date and Closing of Shareholders' Register". The first meeting of shareholders for such approval is to be held in June 2004. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders (excluding JASDEC), beneficial owners or pledgees of record as of September 30 in each year, although the Company believes that it will not be permitted to pay an interim shareholder dividend for the six months ending September 30, 2003 under the Commercial Code. Under its Articles of Incorporation, the

Company is not obliged to pay any annual or interim dividends unclaimed for a period of three years after the date on which they first become payable.

The Insurance Business Law provides that, until the sum of its legal reserve and its additional paid-in capital is at least equal to its stated capital, the Company may not make any distribution of profits by way of shareholder dividends in cash unless it has set aside in its legal reserve an amount equal to at least one-fifth of any amount paid out by the Company as an appropriation of retained earnings (including any payment by way of annual shareholder dividend and bonuses to Directors and Corporate Auditors) for such period or equal to one-fifth of any interim shareholder dividend. Under the Commercial Code and the Insurance Business Law, the amount of profits distributable by the Company as annual shareholder dividends is limited to the excess of its net assets as appearing on its non-consolidated balance sheet at the end of the last fiscal year over the aggregate of, as appearing on the same balance sheet where relevant, (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the shareholder dividends concerned, (v) the excess, if any, of unamortized expenses incurred in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above and (vi) if certain assets (other than those which are accounted for as assets of any separate account) are stated at market value on such balance sheet, the excess (if any) of the aggregate market value over the aggregate acquisition cost thereof (or, in the case of shares that are stated at value in excess of the acquisition cost but less than the market value thereof, with approval by the Commissioner of the FSA, as permitted by the Insurance Business Law, the value at which such shares are stated on the relevant balance sheet). The Insurance Business Law prohibits an insurance joint stock corporation from paying any annual or interim dividends until the capitalized expenses for incorporation and capitalized operating expenses incurred during the first five fiscal years from its incorporation have been amortized. Under the Insurance Business Law, the Company may not distribute, in the form of shareholder dividends, amounts in excess of net assets minus the organizational change surplus. However, in the case of the Company, this restriction will not add to the restriction imposed by the Commercial Code described above in respect of payments of shareholder dividends upon demutualization (see "The Demutualization — Organizational Change Surplus").

In the case of interim shareholder dividends, the net assets and items to be deducted are calculated by reference to the balance sheet at the end of the last fiscal year of the Company, and adjustments are made to reflect (x) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (y) any subsequent transfer of retained earnings to stated capital, and (z) (if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase Shares (see "— Acquisition by the Company of Shares")) the total amount of the purchase price of such Shares to be paid by the Company. Interim shareholder dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (vi) above. The Company believes that it will not be permitted to pay an interim shareholder dividend for the six months ending September 30, 2003, because the Company will not yet be a joint stock corporation on March 31, 2003, and therefore, there will be no balance sheet of the Company as a joint stock corporation at the same date based on which the maximum amount distributable as the interim shareholder dividend should be calculated under the Commercial Code.

In Japan, the ex-dividend date and the record date for shareholder dividends precede the date of determination of the amount of the dividends to be paid. The market price of the Shares generally goes ex-dividend on the third business day prior to the record date.

For information as to Japanese taxes on shareholder dividends, see "Taxation — Japanese Taxation".

Capital Accounts

The entire amount of the issue price of new Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid-in capital by resolution of the Board of Directors. The Company may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual shareholder dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

Stock Splits

The Company may at any time split the outstanding Shares into a greater number of Shares by resolution of the Board of Directors. When a stock split is to be made, the Company may increase the number of the authorized shares in the same ratio as that of such stock split by amending its Articles of Incorporation, which

amendment may be effected by resolution of the Board of Directors without approval by shareholders. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. The Company must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder and pledgee of record specifying the number of Shares to which such shareholder is entitled by virtue of the stock split.

For information as to the treatment under Japanese tax law of a stock split, see "Taxation — Japanese Taxation".

Fractional Shares

Fractional shares to be allotted to eligible policyholders in the course of demutualization will be aggregated, and Shares representing the aggregate of fractional shares will be sold in the Offerings. Therefore, upon demutualization, there will be no fractional shares outstanding. Following the demutualization, the Company will not use the fractional share system. Accordingly, fractional shares which may arise from, among other things, a stock split or a consolidation of outstanding Shares into a smaller number of Shares will be disposed of by the Company at the market price and the proceeds (after deducting expenses) will be distributed to the holders of such fractional shares.

General Meetings of Shareholders

The Company's Articles of Incorporation provide that the ordinary general meeting of shareholders shall be held within three months of April 1 of each year, and an extraordinary general meeting of shareholders may be held whenever necessary. The Articles of Incorporation also provide that general meetings of shareholders shall be held in Tokyo. Notice of a shareholders' meeting stating the place, the time and the purpose thereof must be dispatched to each shareholder having voting rights at least two weeks prior to the date set for the meeting. The record date for the ordinary general meeting of shareholders is March 31, except that the record date for the ordinary general meeting of shareholders to be held in June 2003 will be April 16, 2003.

Any shareholder holding at least 3% of the total number of voting rights for a period of six months or more may demand the convocation of a general meeting of shareholders for a particular purpose. If such a meeting is not promptly convened or the Company does not deliver to shareholders a notice of convocation of a meeting to occur within six weeks from the day such demand is delivered to the Company, the demanding shareholder may convene such meeting upon obtaining court approval. According to an amendment to the Commercial Code which will become effective on April 1, 2003, such six-week period will be extended to eight weeks.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date of such meeting. According to an amendment to the Commercial Code which will become effective on April 1, 2003, the above shareholders must provide a written request at least eight weeks prior to the date of such meeting.

Voting Rights and Minority Shareholder Rights

A holder of Shares is entitled to one vote for each such Share, except that neither the Company nor a corporate shareholder of which more than one-quarter of the total voting rights are directly or indirectly held by the Company has voting rights in respect of the Shares held by it. Except as otherwise provided by law or by the Articles of Incorporation of the Company, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. The Company's Articles of Incorporation provide that the quorum for election of Directors and Corporate Auditors is one-third of the total number of voting rights.

The Company's Articles of Incorporation provide that the Company's shareholders are not entitled to cumulative voting in the election of Directors. Shareholders of the Company may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of Shares with voting rights. The Commercial Code and the Insurance Business Law provide that, subject to minor exceptions, certain important matters shall be approved by a "special resolution" of a general meeting of shareholders, where the quorum is a majority of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include any amendment to

the Articles of Incorporation (except for increasing the number of the authorized shares in connection with a stock split), any reduction of stated capital, any removal of a Director or Corporate Auditor, any transfer of insurance contracts as a whole, any entrustment to any other person of the operation and property of the Company as insurance company, any acceptance by the Company of entrustment of the operation and property of any other insurance company, any dissolution, merger or consolidation of the Company, any "share transfers" or "share exchanges" by the Company, any transfer of all or a substantial part of the Company's business, any acquisition of the entire business of another company, any corporate split of the Company, and any offering to persons other than the shareholders of new Shares at a "specially favorable" price, stock acquisition rights subject to "specially favorable" conditions or bonds with stock acquisition rights subject to "specially favorable" conditions.

The Company may amend the Articles of Incorporation to provide that a quorum for a "special resolution" of a general meeting of shareholders be reduced to one-third of the total number of shares with voting rights.

Under the Commercial Code, shareholders of the Company will possess various rights, such as the right to review and make copies of the Articles of Incorporation and the register of shareholders, to convene a general meeting of shareholders, to propose a matter to be considered at a general meeting of shareholders and to bring derivative actions, depending upon the number of voting rights held by them and the duration of such shareholding. However, under the Insurance Business Law, no shareholder of the Company will have the right to examine the Company's books or records, a right that would otherwise have been granted under the Commercial Code to shareholders holding not less than 3% of the total number of voting rights had the Company not been an insurance company. Instead, under the Insurance Business Law, the Company must make available for public review certain corporate documents, including financial statements.

Liquidation Rights

In the event of the liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective number of Shares which they hold.

Issue of Additional Shares and Pre-emptive Rights

Holders of Shares have no pre-emptive rights. Authorized but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations on the offering of new Shares at a "specially favorable" price referred to in "— Voting Rights and Minority Shareholder Rights" above. The Board of Directors may, however, determine that shareholders be given subscription rights to new Shares in proportion to their respective shareholdings, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

Stock Acquisition Rights

Under the Commercial Code, subject to certain requirements, the Company may issue stock acquisition rights by a resolution of its Board of Directors. A holder of stock acquisition rights may, at any time during the exercise period, exercise such rights to acquire a certain number of Shares, in accordance with the terms of such stock acquisition rights. Upon exercise of stock acquisition rights, the Company must either issue the necessary number of new Shares to the holder thereof or transfer to such holder the same number of existing Shares held by the Company. The Company has not issued any stock acquisition rights.

Dilution

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interests in the Company.

Report to Shareholders

The Company intends to furnish to its shareholders notices of shareholders' meetings, annual and semi-annual business reports including non-consolidated financial statements, and notices of resolutions adopted at the shareholders' meetings, all of which will be in Japanese.

Record Date and Closing of Shareholders' Register

As stated above, March 31 is the record date for the payment of annual shareholder dividends and September 30 is the record date for the payment of interim shareholder dividends. March 31 (or April 16, 2003 in the case of the ordinary general meeting of shareholders to be held in June 2002) is the record date for the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, by a resolution of the Board of Directors and after giving at least two weeks' prior public notice, the Company may at any time set a record date or close the shareholders' register temporarily (for a period not in excess of three months) in order to determine the shareholders who are entitled to certain rights pertaining to the Shares. The trading of Shares and the delivery of certificates in respect thereof may continue even while the shareholders' register is closed.

Acquisition by the Company of Shares

The Company may acquire Shares (i) by way of purchase on any Japanese stock exchange on which Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) from a specific shareholder other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may submit a request directly to a Representative Director, five days prior to the relevant shareholders' meeting, that the Company also acquire the Shares held by such shareholder.

Any acquisition of Shares in accordance with clauses (i) and (ii) of the preceding paragraph must satisfy certain requirements, including that the total amount of the purchase price may not exceed an amount of the retained earnings available for annual shareholder dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. In the case of Shares acquired in accordance with clause (iii) of the preceding paragraph, the total amount of the purchase price may not exceed the amount equal to retained earnings available for interim shareholder dividend payments minus the amount of any interim shareholder dividends paid. However, if it is anticipated that the net assets, as stated on its non-consolidated balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in "— Shareholder Dividends" above, the Company may not purchase such Shares.

The Company may hold the Shares acquired in compliance with the provisions of the Commercial Code, and may generally dispose of or cancel such Shares by a resolution of the Board of Directors.

Reporting of Substantial Shareholdings

The Securities and Exchange Law requires any person who has become the sole or a joint beneficial holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan to file a report concerning such shareholdings with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. A similar report must also be made in respect of any subsequent change of 1% or more in any such shareholding ratio or, with certain exceptions, any change in material matters set out in reports previously filed. For this purpose, shares issuable to such person upon the exchange of exchangeable securities or exercise of stock acquisition rights are included in determining both the size of the holding and a company's total issued share capital.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of Shares who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable ("Non-resident shareholders"). The statements regarding Japanese tax laws set out below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this Offering Circular and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. The summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a Non-resident shareholder will be subject to Japanese income tax collected by way of withholding on shareholder dividends paid by the Company. If the Company repurchases its shares, excluding purchases in a stock exchange or over-the-counter transaction, the selling shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and certain other capital surpluses attributable to the shares on a non-consolidated basis. If, however, the Company repurchases its shares by a tender offer on or before March 31, 2005 and its repurchase price exceeds the aggregate of the stated capital and certain other capital surpluses attributable to such shares on a non-consolidated basis, such excess will not be deemed as dividends received by any selling individual shareholder but will instead be treated as gain or loss derived from the disposition of shares. If the Company cancels the shares which have already been acquired by it, no dividends will be deemed to have been received by any selling shareholder. In addition, distribution by the Company of cash or other assets to its shareholders due to merger, corporate split, capital reduction, dissolution and cancellation of its shares (excluding cancellation of its shares which have already been acquired by it) will in certain cases be treated as a dividend payment to shareholders for Japanese tax purposes and be subject to Japanese income tax if the aggregate of the amount of cash and the value of other assets so distributed to a shareholder exceeds the total amount of the stated capital and certain other capital surpluses attributable to the shares held by such shareholder on a non-consolidated basis. If the Company adopts tax payment on a consolidated basis, the total amount of the stated capital and certain other capital surpluses in the preceding sentence shall be adjusted on a consolidated basis in accordance with applicable tax laws and regulations.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to Non-resident shareholders is currently 20%. The Diet is currently discussing a bill to reduce this withholding tax rate to 10% for dividends to be paid from April 1 to December 31, 2003, 7% for dividends to be paid from January 1, 2004 to March 31, 2008, and 15% thereafter, except for dividends paid to an individual shareholder who holds 5% or more of the outstanding shares of the Company. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is limited, generally to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. If the withholding tax rate provided for in the applicable income tax treaty is lower than the withholding tax rate otherwise applicable under the Japanese Income Tax Law, non-resident shareholders who are entitled to, and desire to utilize, such treaty withholding tax rate on the payment of dividends on the Shares by the Company are required to submit an application for relief from Japanese income tax on dividends in advance through the Company to the relevant tax authority before receipt of shareholder dividends. A standing proxy for Non-resident shareholders may provide such application service. See "Description of the Shares — General". Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale outside Japan of Shares by a Non-resident shareholder, or from the sale of Shares within Japan by a Non-resident shareholder are, in general, not subject to Japanese income taxes.

Japanese inheritance and gift taxes at progressive rates will be payable by an individual who has acquired Shares as a legatee, heir or donee, even if the individual is not a Japanese resident, subject to general exclusions

of Japanese law. Holders are urged to consult their own tax advisors regarding the applicability of Japanese inheritance and gift taxes.

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if a person holds Shares as capital assets for tax purposes and it does not address special classes of holders, such as:

- certain financial institutions;
- insurance companies;
- dealers and traders in securities or foreign currencies;
- persons holding Shares as part of a hedge, straddle, constructive sale, integrated or conversion transaction;
- persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
- persons liable for the alternative minimum tax;
- tax-exempt organizations; or
- persons holding Shares that own or are deemed to own more than ten percent of any class of our stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Prospective investors are urged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Shares in their particular circumstances.

The discussion below applies to a holder only if the holder is a beneficial owner of Shares and is, for U.S. federal tax purposes:

- a citizen or resident of the United States;
- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

As discussed in "— Passive Foreign Investment Company Rules", the disclosure assumes that the Company is not and will not be treated as a "passive foreign investment company".

Taxation of Distributions

Distributions paid on Shares (other than certain pro rata distributions of common shares), to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles will be treated as a dividend. The amount of this dividend will include any amounts withheld by the Company or its paying agent in respect of Japanese taxes. The amount of the dividend will be treated as foreign source dividend income to a U.S. holder and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will generally be treated as passive income for foreign tax credit purposes or, in the case of certain U.S. holders, as "financial services income".

U.S. holders will have to include in their income dividends paid in Japanese yen as ordinary income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders may have foreign currency gain or loss if

they do not convert the amount of such dividend into U.S. dollars on the date of its receipt. Foreign currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit purposes.

Japanese taxes withheld at the treaty rate from dividends will be creditable against a U.S. holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. holder's individual circumstances (see "— Japanese Taxation" for a discussion of how to obtain the treaty rate). Instead of claiming a credit, U.S. holders may, at their election, deduct such Japanese taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of Shares

For U.S. federal income tax purposes, gain or loss a U.S. holder realizes on the sale or other disposition of Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the Shares for more than one year. The amount of the U.S. holder's gain or loss will be equal to the difference between the U.S. holder's tax basis in the Shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

Special adverse United States federal income tax rules apply if a U.S. holder holds shares of a company that is treated as a "passive foreign investment company" for any taxable year during which the U.S. holder held the shares. Based on the nature of the Company's business, the Company does not believe that it will be a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current year and does not expect to become one in the foreseeable future, although there can be no assurance in this regard.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the holder is a corporation or other exempt recipient or (ii) the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against its United States federal income tax liability and may entitle it to a refund, provided that the required information is furnished to the Internal Revenue Service.

Inheritance and Gift Tax

As discussed in "— Japanese Taxation", certain Japanese inheritance and gift taxes may be imposed on holders of Shares. U.S. Holders should consult their own tax advisors regarding the effect of such taxes and the potential application of the Estate and Gift Tax Treaty between the United States and Japan.

SELLING RESTRICTIONS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the International Shares.

The International Offering is being made in accordance with Rule 144A and Regulation S. The International Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except as set forth below.

Rule 144A Shares

Each purchaser of the Shares offered hereby in reliance on Rule 144A (the "Rule 144A Shares") will be deemed to have represented and agreed as follows:

(1) It (A) is a QIB, (B) is aware that the sale of the shares to it is being made in reliance on Rule 144A, and (C) is acquiring the shares for its own account or for the account of a QIB, as the case may be.

(2) It understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred except (A) (i) to a person whom the purchaser and any person acting on its behalf reasonably believe is a QIB within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States.

No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Shares offered hereby.

Regulation S Shares

Each initial purchaser of International Shares other than the Rule 144A Shares ("Regulation S Shares") will be deemed to have represented and agreed as follows:

(1) It is a non-U.S. person who is acquiring such Regulation S Shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act.

(2) It understands that such Regulation S Shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the International Offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan will apply to the Shares following the listing thereof on the Tokyo Stock Exchange. Under this system, holders of Shares may deposit certificates for Shares with JASDEC, the sole depositary under the system, through the Participants. See "Description of the Shares — General".

Euroclear and Clearstream

Book-entry interests in the Shares may be held through the Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), or Clearstream Banking, société anonyme ("Clearstream") and, if so, the relevant purchasers must deliver their Shares to the nominee in Japan for the relevant clearing system who will hold the Shares in JASDEC. Settlement for purchasers of the International Shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the Shares in Euroclear and Clearstream will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the Shares.

The Company will not impose any fees in respect of the Shares. However, holders of book-entry interests in the Shares through Euroclear and Clearstream may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees. See "Description of the Shares — General".

Settlement Procedures — Secondary Market Trading

Settlement of transactions concerning Shares listed on any of the stock exchanges or in the over-the counter market in Japan will normally be effected on the fourth dealing day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

Secondary market sales of book-entry interests in the Shares held through Euroclear or Clearstream to purchasers of book-entry interests in the Shares through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the Shares out of Euroclear and Clearstream will be effected in accordance with the rules of Euroclear and Clearstream and those of JASDEC and the Company's Share Handling Regulations. Secondary market sales and transfers of Shares held outside of Euroclear and Clearstream will also be conducted in accordance with the Company's Share Handling Regulations and the rules of JASDEC (if applicable) and, in any case, the respective rules of the Listed Stock Exchanges applicable to listed securities. See "— JASDEC" and "General Information".

OFFERING AND SALE

Pursuant to an international purchase agreement dated as of the date of this Offering Circular (the "International Purchase Agreement"), Daiwa Securities SMBC Europe Limited, J.P. Morgan Securities Ltd., Salomon Brothers International Limited, HSBC Bank plc, Nomura International plc and Morgan Stanley & Co. International Limited, as the International Managers for whom Daiwa Securities SMBC Europe Limited and J.P. Morgan Securities Ltd. are acting as the international representatives (the "International Representatives"), have each agreed with the Company, subject to the satisfaction of certain conditions, severally but not jointly, to purchase the International Shares as indicated in the table below at ¥72,652 per Share (the "Purchase Price") and to offer the International Shares at the Offer Price, as stated on the cover page of this Offering Circular. No selling concession, management commission or underwriting commission will be payable by the Company with respect to the International Shares. The difference between the Offer Price and the Purchase Price will be distributed by the International Representatives among the Global Coordinator and the International Managers in the manner agreed to by them.

International Managers	Number of International Shares to be purchased
Daiwa Securities SMBC Europe Limited	60,040
J.P. Morgan Securities Ltd.	60,040
Salomon Brothers International Limited	18,713
HSBC Bank plc	12,475
Nomura International plc	2,339
Morgan Stanley & Co. International Limited	2,339
Total	155,946

The International Managers are entitled to be released and discharged from their obligations under, and to terminate, the International Purchase Agreement in certain circumstances prior to payment to the Company. If an International Manager defaults, the International Purchase Agreement provides that the purchase commitments of the non-defaulting International Managers may be increased or the International Purchase Agreement may be terminated. The Company has agreed to indemnify the International Managers and the Rule 144A Selling Agents against certain liabilities in connection with the offer and sale of the International Shares, and to contribute to payments the International Managers and the Rule 144A Selling Agents may be required to make in respect of those liabilities. The International Managers are offering the International Shares subject to their acceptance of the International Shares from the Company and subject to prior sale. The International Purchase Agreement provides that the obligations of the International Managers to pay for and accept delivery of the International Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The International Managers reserve the right to withdraw, cancel or modify offers and to reject orders.

The International Shares will consist of Shares representing a portion of the aggregate of the fractional shares to be allotted to eligible policyholders upon the Company's demutualization. The International Shares are being offered and sold (i) by the International Managers to non-U.S. persons in offshore transactions outside Japan and the United States in reliance on Regulation S and (ii) by the Rule 144A Selling Agents of the International Managers in the United States in reliance on Rule 144A. The International Purchase Agreement provides that the International Managers may, through their respective Rule 144A Selling Agents, if any, offer and resell the Rule 144A Shares to QIBs in the United States in reliance on Rule 144A.

In connection with the International Offering, the Company has agreed (1) not to (i) issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, or permit any entities over which the Company exercises management control or any persons acting at the Company's direction to issue, offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, any Shares or any other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company or (ii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, whether any such derivative or other transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, and (2) not to authorize any offering or sale by any entities other than the Company of any Shares or any other capital stock of the Company or any securities

convertible into, or exercisable or exchangeable for or representing the right to receive, Shares or any other capital stock of the Company if such offering or sale by such person would require any filing with the relevant authorities by the Company or require any involvement in preparation, or authorization of use, by the Company of any offering document, such as an offering circular, in each case, beginning on the date of this Offering Circular and ending on the date 180 calendar days after the closing date of the Offerings without the prior written consent of the International Representatives, other than (a) the Offered Shares, (b) new Shares issued by way of stock split, (c) pursuant to the issuance or exercise of employee and director stock options in respect of Shares, (d) Shares required to be sold pursuant to applicable laws and regulations, (e) in connection with the formation of the proposed common holding company and (f) 975 Shares to be sold on or before April 8, 2003 by the eligible policyholders who are affiliates of the Company.

The Japanese Shares will consist of Shares representing the remaining portion of the aggregate of the fractional shares to be allotted to eligible policyholders of the Company upon its demutualization and that are not included in the International Offering. The Company has entered into an underwriting agreement dated the date of this Offering Circular with the Japanese Underwriters (the "Japanese Underwriting Agreement") providing for the concurrent offer and sale of the Japanese Shares in the Japanese Offering. Each of the Offer Price and the Purchase Price for the International Shares and the Japanese Shares are identical. The closing of the International Offering is a condition to the closing of the Japanese Offering. The representative of the Japanese Underwriters is Daiwa Securities SMBC Co. Ltd. (the "Japanese Representative"). Daiwa Securities SMBC Co. Ltd. is acting as the Global Coordinator of the Offerings.

At the Company's request, the Japanese Underwriters have reserved 484,300 Japanese Shares for sale at the Offer Price to the Selected Investors. Based on discussions with the Selected Investors, the Company expects that all of such reserved Japanese Shares will be purchased thereby. The number of Japanese Shares available for sale to the general public in the Japanese Offering will be reduced by the number of such Japanese Shares to be purchased by the Selected Investors. The following table sets forth the number of Japanese Shares that the Japanese Underwriters propose to sell to each of the top ten Selected Investors in terms of the number of Shares to be sold to them under the Japanese Underwriting Agreement:

Selected Investors	Number of Shares to be sold to Selected Investors in the Japanese Offering
UFJ Bank Limited	75,000
Sumitomo Mitsui Banking Corporation	54,000
Komatsu Ltd.	38,000
Daiwa Securities Group Inc.	35,000
UFJ Trust Bank Limited	32,500
Obayashi Corporation	26,000
Nipponkoa Insurance Co., Ltd.	24,000
UFJ Holdings, Inc.	22,500
Sumitomo Metal Industries, Ltd.	14,000
Mitsui Fudosan Co., Ltd.	14,000
Other	149,300
Total	484,300

Each of the Selected Investors has executed and delivered to the Global Coordinator a letter agreement pursuant to which such Selected Investor has agreed, during the period beginning on the date hereof and ending on the date 180 calendar days after the closing date of the Offerings, not to (i) issue, offer, transfer or dispose of, or direct any subsidiary of affiliate of such Selected Investor to transfer any Shares or (ii) sell or dispose of, or engage in any activity reasonably likely to result in the sale, disposal, issuance or transfer, in whole or in part, of any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Shares or (iii) enter into any derivative transaction or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares, in each case, without the prior written consent of the Global Coordinator, subject to certain exceptions.

In addition, Daiwa Securities Group Inc. (the "Lender") has entered into an agreement with the Japanese Representative pursuant to which the Lender has agreed to (i) lend to the Japanese Representative 20,000 Shares

in the aggregate out of the Japanese Shares the Lender will purchase in the Japanese Offering, solely to cover overallotments in Japan, and (ii) grant to the Japanese Representative options, exercisable by the Japanese Representative during the period beginning on the closing date of the Offerings and ending on April 25, 2003, to purchase up to 20,000 Shares in the aggregate at a price per Share equal to the Offer Price from the Lender out of the Japanese Shares the Lender will purchase in the Japanese Offering, for the purpose of satisfying its obligation to return the Shares borrowed from the Lender. In lieu of exercising the options described in (ii) above, the Japanese Representative may, during the period in which such options may be exercised, purchase up to 20,000 Shares in the open market and return such Shares to the Lender. All such transactions are in compliance with applicable laws and regulations of Japan.

Except for the creation and covering of short positions in the Japanese Offering described in the immediately preceding paragraph, there will be no creation or covering of any short positions or selling any long positions by purchasing and selling Shares in the open market.

To reflect the fact that lower selling effort and underwriting risk are involved with respect to the underwriting of the Japanese Shares that the Japanese Underwriters have reserved for sale to the Selected Investors compared to the underwriting of the other Japanese Shares and the International Shares, the International Managers and the Japanese Underwriters have agreed that the Japanese Underwriters will pay to the International Managers a portion of the underwriting spread with respect to the Japanese Shares so sold to the Selected Investors.

The Company has been advised by the Global Coordinator that, pursuant to an intersyndicate agreement dated as of the date of this Offering Circular between the International Representatives and the Japanese Representative, each International Manager has agreed that it has not offered or sold, and it will not offer or sell, any International Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used in this section means any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, and each Japanese Underwriter has agreed that it has not offered or sold, and it will not offer or sell, any Japanese Shares, directly or indirectly, other than in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan. These obligations of the International Managers and the Japanese Underwriters are subject to certain exceptions relating to the purchase and sale between the International Managers and the Japanese Underwriters and will terminate upon the date and at the time determined by the Global Coordinator.

The International Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act. Each International Manager has agreed that, except as permitted by the International Purchase Agreement, it will not offer, sell or deliver the International Shares (i) as part of their distribution at any time or (ii) otherwise until 40 calendar days after the later of the commencement of the International Offering and the closing date, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells International Shares during the period specified in (ii) a confirmation or other notice setting forth the restrictions on offers and sales of the International Shares within the United States or to, or for the account or benefit of, U.S. persons. Each International Manager has further agreed that no offers or sales of the Rule 144A Shares may be made unless, among other things, such offers or sales are made through a Rule 144A Selling Agent within the United States to persons that it reasonably believes are "qualified institutional buyers" within the meaning of Rule 144A in transactions meeting the requirements of Rule 144A. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the International Offering, an offer or sale of International Shares within the United States by a dealer that is not participating in the International Offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

The International Shares have not been and will not be registered under the Securities and Exchange Law. Each International Manager has represented and agreed that the International Shares being purchased by it will be purchased by it as principal and that, in connection with the International Offering, it will not, directly or indirectly, offer or sell any International Shares in Japan or to, or for the benefit of, any resident of Japan (including corporations) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including corporations).

Each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the International Offering, will not offer or sell any of the International Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the International Shares in, from, or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the International Shares in circumstances in which Section 21 (1) of the FSMA does not apply to the Company.

The International Shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including treasuries and finance companies of large enterprises, which trade or invest in securities in the conduct of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the conduct or their profession or trade may not participate in the offer and this communication may not be considered an offer or the prospect of an offer to sell the International Shares.

The International Shares may not be offered or sold to persons in Italy other than such persons who fall within the definitions of "Professional Investors" contained in Section 25 of the CONSOB Regulation no. 11522 of July 1, 1998, as amended, and Section 30/2 of the Law Decree no. 58 dated February 24, 1998.

Each International Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any International Shares, nor will it circulate or distribute this Offering Circular or any other offering document or material relating to the International Shares, directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each International Manager and subsequent purchasers of the International Shares will be required to represent and agree that (i) they have not offered or sold and will not offer or sell in Hong Kong, by means of any document, any International Shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) they have not issued and will not issue any invitation or advertisement relating to the International Shares in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to International Shares which are or are intended to be disposed of to persons outside Hong Kong, or to be disposed of in Hong Kong only to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Prior to the Offerings, there has been no public market for the International Shares inside or outside Japan. The Offer Price of the International Shares has been determined by agreement between the Company and the Global Coordinator in consultation with the International Representatives. Among the factors to be considered in determining the Offer Price of the International Shares, in addition to prevailing market conditions, will be the Company's historical performance, assessment of the Company's management and business prospects and the consideration of the above factors in relation to the market valuations of companies in related businesses.

The Shares may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisement in connection with the International Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction, but subject to the restrictions described above and in "Selling Restrictions".

Some of the International Managers and Japanese Underwriters have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company and its affiliates. They have received customary fees and commissions for these transactions.

EXPERTS

Stephen H. Conwill, Managing Director & Senior Consultant of Milliman Japan, and Toshiyuki Ikuma, Principal & Senior Consultant of Milliman Japan, both qualified actuaries, have rendered an opinion, dated January 27, 2003, to the Company with respect to the embedded value of the Company as of March 31, 2001 and March 31, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Overview — Embedded Value". This opinion is included herein as Annex B in reliance upon the authority of Messrs. Conwill and Ikuma and Milliman Japan as experts in actuarial matters generally and in the application of actuarial concepts to insurance matters.

INDEPENDENT AUDITORS

The consolidated financial statements of the Company as of and for the years ended March 31, 2000, 2001 and 2002 and the consolidated financial statements of Daido Life as of and for the years ended March 31, 2001 and 2002, included elsewhere in this Offering Circular, have been audited by Shin Nihon & Co. (formerly known as Century Ota Showa & Co.), independent certified public accountants, as stated in their reports appearing herein.

VALIDITY OF THE SHARES

The validity of the International Shares offered hereby will be passed upon for the Company by its Japanese counsel, Anderson Mori, and for the International Managers by their Japanese counsel, Mori Hamada & Matsumoto. Davis Polk & Wardwell are advising the Company, and Sullivan & Cromwell LLP are advising the International Managers, with respect to matters of U.S. Federal securities laws and New York State law in connection with the International Offering.

GENERAL INFORMATION

1. The International Offering was approved by resolutions passed on February 21, 2003 and March 5, 2003 by the Board of Directors of the Company.

2. Copies of the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company to become effective on the date of demutualization will be available for inspection during usual business hours on any weekday (except Saturdays and Sundays and public holidays) at the head office of the Company.

3. Except as disclosed herein, there has been no material adverse change in the financial position or results of operations of the Company on either a consolidated or non-consolidated basis since March 31, 2002.

4. The Company is not involved in or to its knowledge threatened by any legal, arbitral, administrative or other proceedings the results of which would, individually or in the aggregate, reasonably be expected to be material in the context of the Offerings.

5. Shin Nihon & Co. has given and has not withdrawn its written consents to the issue of this Offering Circular with the inclusion herein of its reports in the forms and contexts in which they appear.

6. The International Shares have been accepted for clearance through Euroclear and Clearstream. The International Security Identification Number, the Common Code and the Securities Identification Code are JP3451500007, 016377856 and 8796, respectively.

7. Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan related activities. Salomon Brothers International Limited is authorized to conduct Japan related business under the name NikkoSalomonSmithBarney Europe.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements of the Company and Daido Life have been prepared in conformity with accounting principles generally accepted in Japan (Japanese GAAP) which differ in certain significant respects from those generally accepted in the United States (U.S. GAAP). A brief description of certain significant differences between Japanese GAAP and U. S. GAAP is set out below. The organizations that promulgate Japanese GAAP and U.S. GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This summary is not intended to provide a comprehensive listing of all existing or future differences between Japanese GAAP and U.S. GAAP, including those specifically related to the Company, Daido Life or to the industry in which the Company and Daido Life operate. Had the Company undertaken to identify the differences specifically affecting the financial statements presented in this document, other potentially significant differences may have come to the attention of the Company that are not provided in the following summary. Accordingly, there can be no assurance that this summary of certain significant differences between Japanese GAAP and U.S. GAAP provides a complete description of all differences which may have a significant impact on the financial statements of the Company or of Daido Life. U.S. GAAP is generally more restrictive and comprehensive than Japanese GAAP regarding the recognition and measurement of transactions, account classifications and disclosure requirements. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the financial statements of the Company, Daido Life or the notes thereto.

Certain significant differences between Japanese GAAP and U.S. GAAP which would affect the determination of consolidated net income and equity of the Company and Daido Life are as follows:

1. Valuation of Investments in Securities

Under Japanese GAAP, as of and for the year ended March 31, 2000 and prior, investments in marketable securities were stated either at cost or the lower of cost or market value. Effective April 1, 2000, new accounting standards were introduced for Japanese GAAP which provide that the investments in debt and equity securities be classified into three categories: held-to-maturity securities, trading securities and available-for-sale securities. Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities for which fair value is readily determinable are reported at fair value with corresponding unrealized gains and losses included, net of related tax effects, as a separate component of shareholders' equity. All other available-for-sale securities for which fair value is not readily determinable are reported at cost. If the decline in fair value of any particular available-for-sale security or held-to-maturity security below its respective cost is considered to be a permanent impairment, the decline is recorded as a realized loss and charged to income.

Under U.S. GAAP, investments in securities are also classified as trading, held-to-maturity, or available-for-sale. Debt and equity securities which are held principally for the purpose of sale in the short-term are classified as trading and are reported at fair value with unrealized gains and losses included in earnings. Debt securities for which the company has the intent and ability to hold until maturity are classified as held-to-maturity and are reported at amortized cost. All debt and equity securities not classified as trading or held-to-maturity securities are classified as available-for-sale and are reported at fair value with the related net unrealized gains or losses, net of related tax effects, reported in a separate component of shareholders' equity as accumulated other comprehensive income.

If the decline in fair value of any particular available-for-sale or held-to-maturity security below its respective cost is considered to be other than temporary, the decline is recorded as a realized loss and charged to income and the fair value becomes the new cost basis of the security. As under Japanese GAAP, the new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in accumulated other comprehensive income; subsequent decreases in fair value, if not an other-than temporary impairment, also shall be included in accumulated other comprehensive income.

The transfer of a security between categories of investments shall be accounted for at fair value. Transfers from the held-to-maturity category should be rare, and only when certain circumstances exist. The accounting for a security's unrealized holding gain or loss at the date of transfer depends on what category the security is being transferred from/to, which is similar to Japanese GAAP.

2. Policy-reserve-matching bonds

To ensure fulfillment of its long-term liabilities, an insurance company sets aside a policy reserve based, among other things, upon the assumed investment yield of its policies. Given the long-term nature of its liabilities, it is characteristic for an insurance company to have a correspondingly high proportion of long-term debt as assets. However, in the current market environment, few bonds have maturities corresponding to the maturities of an insurance company's long-term policies. Thus, an insurance company manages interest rate risk arising from the nature of its long-term liabilities by replacing soon-to-mature bonds with long-term bonds.

Those investments in long-term bonds shall be classified as available-for-sale securities in accordance with the accounting standard for financial instruments. As a result, the bonds are revalued with fair value and unrealized gains and losses are included in shareholders' equity, while the policy reserve, recognized as a liability, would not be revalued with fair value. Accordingly, the amount of the company's equity may fluctuate and the company's financial statements may not accurately reflect its financial condition.

Consequently, under Japanese GAAP, an insurance company may reclassify certain of its bonds held to match the duration of its long-term liabilities as "policy-reserve-matching bonds". Policy-reserve-matching bonds are reported at amortized cost. In addition, the recognition of devaluation losses applies to policy-reserve-matching bonds. Moreover, the company must follow each of the following requirements to classify bonds as policy-reserve matching bonds:

- maintain adequate risk management and operating procedures;
- maintain a system for implementation of policies governing the management and investment of assets;
- establish and manage sub-categories of policy-reserve-matching bonds to correspond to the characteristics of the policy reserve, which may change based upon the changing characteristics of a company's underlying policies; and
- assess and examine periodically the effectiveness of duration matching of the bonds to the company's long-term liabilities.

The Company must disclose the fair value of the Company's policy-reserve-matching bonds, a summary of the Company's risk management policy and material changes to such policies.

Under U.S. GAAP, such treatment does not exist. Instead, such bonds are treated as "available for sale securities" and are reported at fair value and any unrealized gains or losses are reported as accumulated other comprehensive income.

3. Land Revaluation

Under Japanese GAAP, revaluation of land used for operating purposes can be performed only once during a specified revaluation period (March 31, 1998 to March 31, 2002). Land revaluation is treated differently from mark-to-market under financial instrument accounting standards and is a one-time, extraordinary and exceptional accounting treatment under the historical cost accounting system. The Land Revaluation Law provides for the accounting treatment of the difference in value arising from the revaluation. Although the difference in value arising from the revaluation is reflected in shareholders' equity directly, it is not a source of dividends and cannot be reversed other than in connection with a company's redemption of its shares. In addition, if land that was subject to revaluation is sold, the revaluation amount attributable to such land will be reversed. However, the book value of such land will not be returned to the book value prior to the revaluation in order to amend profit or loss with respect to the sale of such land. Instead, the revaluation amount attributable to such land will be recorded as surplus and provided for as unappropriated retained earnings.

Under U.S. GAAP, land used for operating purposes is not revalued, but instead is recorded at purchase price.

4. Reserve for Possible Loan Losses

Based on Japanese GAAP, the reserve for possible loan losses is set up as follows:

A specific reserve is provided for loans to borrowers subject to legal proceedings, such as bankruptcy, corporate reorganization, rehabilitation or other similar conditions and for loans to borrowers who have financially failed but are not yet subject to such legal proceedings. For loans to borrowers subject to legal proceedings, the reserve represents the excess of the loan balance over the estimated amount to be collected from

collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, a specific reserve is determined based on either (1) an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means, or (2) the difference between the loan balance and discounted amount of estimated future cash flows. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period.

Under U.S. GAAP, an allowance for loan losses is to be provided as a reduction of the carrying amount of loans. An allowance is provided when both:

- Information available prior to the issuance of the financial statement indicates that it is probable that an asset has been impaired and, therefore, probable that one or more future events that confirm the loss will occur; and
- The amount of the loss can be reasonably estimated.

A loan is impaired when it is probable that the Company will be unable to collect all amounts of principal and interest which are contractually due. The amount of the impairment is measured and a valuation allowance is established based on the difference between the recorded investment in the loan and the present value of expected future cash flows discounted at the loan's original effective rate, or as a practical expedient, the fair value of the collateral of the loan. Debt securities, leases and smaller balance homogenous loans, such as residential mortgage loans, are generally excluded from these requirements.

5. Loan Origination Fees

In Japan, loan origination fees are not generally charged. Loan origination costs are recognized as expenses when incurred.

Under U.S. GAAP, loan origination fees and certain direct loan originator costs are deferred at origination. Loan origination costs, net of loan origination fees, are netted against loans on the balance sheet and amortized as an adjustment to interest income on the interest method over the life of the loan to produce a level interest yield.

6. Retirement and Severance Benefits

Under Japanese GAAP, for the periods prior to April 1, 2000, accrued retirement and severance benefits were recorded at the amount which would be required to be paid if all employees covered by the plans voluntarily terminated their employment at each balance sheet date. Until the year ended March 31, 2000, contributions made to funded pension plans were charged to income when incurred. New accounting standards became effective on April 1, 2000, which employ similar requirements as under U.S. GAAP. The new accounting standards require retirement and severance benefit obligations of defined benefit plans to be measured based on the difference between projected benefit obligations and the fair value of plan assets. Severance benefits to directors and corporate auditors are not always accrued under Japanese GAAP. For a company that does not accrue such benefits, they are charged to income when approved by the shareholders.

Under U.S. GAAP, for defined benefit pension and similar post employment or post retirement benefit plans (including plans for directors and corporate auditors) a company would recognize the unfunded portion of the obligation as a liability based upon specific actuarial calculations. The net of the current service cost, interest cost and return on plan assets considering, where applicable, actuarial gains and losses, past service cost and the effect of curtailments or settlements, are recognized as an expense.

7. Bonuses to Directors and Corporate Auditors

Under Japanese GAAP, bonuses to directors and corporate auditors are accounted for as an appropriation of retained earnings when approved by the shareholders.

Under U.S. GAAP, bonuses to directors and corporate auditors are charged to earnings in the period to which they relate.

8. Accounting for Compensated Absences

Under Japanese GAAP, there are no specific accounting standards for compensated absences and such liabilities are generally not recognized.

Under U.S. GAAP, a liability is accrued for employees' compensation for future absences as earned by employees.

9. Foreign Currency Translation

Under Japanese GAAP, through the year ended March 31, 2000 certain foreign currency denominated monetary assets and liabilities such as long-term receivables and payables were not revalued, unless material exchange losses were incurred. The gains and losses resulting from translation of foreign currency financial statements ("Translation Adjustments") were recorded as an asset or liability. From April 1, 2000, a new accounting standard became effective. All monetary assets and liabilities denominated in foreign currencies should be translated into Japanese yen at foreign exchange rates as of the balance sheet date, and the Translation Adjustments are recorded as a part of shareholders' equity as in U.S. GAAP.

Under U.S. GAAP, the financial statements of a company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative transaction adjustments are recorded in a separate component of shareholders' equity as accumulated other comprehensive income. Foreign currency transactions gains and losses are included in earnings.

10. Derivatives

Under Japanese GAAP, through the year ended March 31, 2000 gains and losses derived from changes in value of derivatives were generally recognized on a settlement basis. From April 1, 2000, new accounting standards became effective which generally require recognition of the change in value of outstanding derivatives in earnings except for derivatives that are designated and qualifying as hedging instruments. Under the new accounting standards, changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income. Also for certain specific industries, such as banking, securities, leasing and insurance, macro hedge accounting is allowed.

Under U.S. GAAP, new accounting standards became effective for all periods of fiscal years beginning after June 15, 2000, i.e., effective for the financial statements of the Company and Daido Life on April 1, 2001. In accordance with the new standards, all derivatives are required to be recognized as either an asset or a liability measured at fair value. Where to recognize the change in fair value of a derivative depends on a number of factors, including the documented intended use of the derivative and the extent to which it is effective as part of a hedge transaction. Derivatives that are not designated as part of a hedging relationship are treated as trading with the changes in fair value recognized in earnings. Certain conditions must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the derivative's change in fair value is either:

- Recorded in earnings together with the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged; or
- Held in equity as accumulated other comprehensive income until the hedged item is recognized in earnings.

The ineffective portion of a hedge's change in fair value is immediately recognized in earnings. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument.

Prior to the effective date of the new standards, derivatives qualifying for hedge accounting were recorded off-balance sheet, and the criteria to qualify for hedge accounting were less strictly defined. For those interest rate instruments that altered the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments was treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). To qualify for accrual accounting, the interest rate instrument had to be designated to specific assets or liabilities or pools of similar assets or liabilities and must have effectively altered the interest rate characteristics of the related assets or liabilities. For instruments that were designated to floating rate assets or

liabilities to be effective there must have been a high correlation between the floating interest rate index on the underlying asset or liability and the offsetting rate on the derivative.

11. Disposition of Property and Equipment

Under Japanese GAAP certain gains on the disposition of property and equipment may be deferred in order to enjoy the benefit of income tax treatment.

Under U.S. GAAP, such gains are recognized in earnings to the extent they do not relate to transactions with affiliates.

12. Long-lived Assets

Under Japanese GAAP, long-lived assets are stated at cost less accumulated depreciation or amortization. Depreciation of property and equipment is generally determined using either the declining balance or the straight-line method, except for buildings acquired on and after April 1, 1998. On August 9, 2002, the Business Accounting Deliberations Council released new accounting standards for impairment of long-lived assets, which is similar to U.S. GAAP. It will be effective for the fiscal year beginning on and after April 1, 2005. Early application for the year ending on and after March 31, 2004 is permitted.

Under U.S. GAAP, long-lived assets are stated at cost less accumulated depreciation or amortization. The cost of long-lived assets includes all costs associated with the acquisition of the asset, including consumption taxes. Buildings, exclusive of cost of land, are amortized on the straight-line method over the estimated useful life of the building. U.S. GAAP requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected aggregate future cash flows are less than the carrying amount of the asset, the asset is deemed to be impaired. For assets deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Reversals of impairment charges are prohibited.

13. Reserve for Price Fluctuation

Under Japanese GAAP, a reserve for price fluctuations is recognized for possible fluctuations in market prices of assets and liabilities.

Under U.S. GAAP, general or contingency reserves are not recognized. Reserves are established for probable losses which have been deemed to have already occurred and which can be reasonably estimated.

14. Policy Acquisition Costs

Life insurance policies extend for many years and, as a result, companies recognize gains and losses from these policies for each year they remain in force. While there are some differences in the treatment of benefit costs and maintenance costs between Japanese GAAP and U.S. GAAP, the treatment of policy acquisition costs is materially different.

Policy acquisition costs consist of sales-related expenses and costs related to the underwriting of new policies. Sales-related expenses primarily include commissions to in-house sales representatives and sales agents, advertising expenses and expenses related to training its in-house sales representatives. Costs related to the underwriting of new policies primarily include research-related costs, policy confirmation costs, medical examination expenses and other administrative expenses related to the underwriting of new policies. These costs are significant and they are incurred primarily when the policy is sold.

Under Japanese GAAP, these costs are recognized as an expense as they are incurred, whereas under U.S. GAAP, they are generally capitalized as deferred policy acquisition costs ("DAC") which are amortized over the period during which premiums are paid on a particular policy. The projected profits (before amortization of the DAC) must be sufficient to cover the amortization. This test must be performed when a policy is first written and each year thereafter if there is any risk that the future profits will not be sufficient to cover amortization. If it is determined there are insufficient future profits to cover amortization, the DAC must be written down in that year to an amount that can be amortized by future profits. This is referred to as loss recognition, which results in a loss in the year of recognition and little or no profit thereafter on a particular block of policies.

15. Policy Reserve

Under Japanese GAAP, policy reserve is maintained for the fulfillment of future obligations under life insurance contracts using the net level premium method. The net level premium reserve is calculated using interest and mortality rates set by the FSA. Based on the Insurance Business Law, insurance companies are required to establish a contingency reserve in addition to the policy reserve. Such reserve is to cover future risks of (1) unexpected insurance payments resulting from extraordinary death and (2) an investment yield lower than the guaranteed rates of return used to set to policyholders' premiums.

Under U.S. GAAP, for annuity and other investment type policies, the liability for future policy benefits represents the policyholders' account balances before any applicable surrender charges. For traditional insurance products the liability for future policy benefits is computed by the net level premium method using interest, withdrawal, mortality and morbidity assumptions appropriate at the time the policies were issued. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings. The contingency reserve is not appropriate to provide for under U.S. GAAP.

16. Reserve for Policyholder Dividends

Under Japanese GAAP, for mutual insurance companies, the reserve for policyholder dividends must be approved by the policyholders at the meeting of member representatives to be held after the fiscal year-end and is recorded as a charge to surplus in the fiscal year of the approval date. When the demutualization of the Company is completed, the reserve for policyholder dividends will be estimated at fiscal year-end based on contracts, the Insurance Business Law and other factors, and the provision for the reserve is charged to earnings at such fiscal year-end.

Under U.S. GAAP, the reserve for policyholder dividends is calculated in accordance with relevant local statutory or contractual requirements and is recorded as a charge to earnings. The reserve includes amounts allocated to policyholder accounts under relevant local statutory or contractual requirements as well as amounts that result from the differences between the GAAP financial statements and statutory financial statements which will reverse and enter into future deferred profit sharing calculations. Unrealized gains and losses in connection with the valuation of investments are also recognized in the reserve to the extent policyholders must participate in such gains and losses when they are realized. Dividends declared or paid to participating policyholders reduce the reserve; policyholder dividends declared or paid in excess of the provision are charged to operations.

17. Revenue and Expense Recognition

Under Japanese GAAP, insurance premiums are generally recorded on a cash basis. The provision for policy reserve is also recorded at the same timing. All insurance premiums, including annuity and investment type products, are recognized as income.

Under U.S. GAAP, insurance premiums on traditional insurance products are recognized as earned when due. Benefits and expenses are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are recognized in income over the policy term. Premiums on annuity and investment type products are reported as increases in policyholder account balances when received. Revenues derived from annuity and investment type policies consist of mortality charges, policy administration charges, investment management fees and surrender charges that are deducted from policyholder accounts.

18. Separate accounts

Under Japanese GAAP, separate accounts represent funds that are administered and invested to meet specific investment objectives of the policyholders. Separate account assets and liabilities are included in the balance sheet with other assets and liabilities not related to separate accounts. All investment income gains and losses relating to separate account assets are offset by a corresponding change in the policy reserve and do not affect earnings. Effective April 1, 2000, separate account assets are deemed to be trading securities and are carried at fair value. Prior to April 1, 2000, separate account assets were principally stated at the lower of cost or market value.

Under U.S. GAAP, such investments would be accounted for in a manner similar to Japanese GAAP except that: (1) the separate account investments would be carried at fair value in all years presented in the

financial statements, and (2) the separate account assets would be presented separately in one line on the balance sheet and the offsetting liability would also be presented separately on the balance sheet.

19. Contribution to Policyholder Protection Fund

Under Japanese GAAP, contributions to the policyholder protection funds are charged to earnings when paid.

Under U.S. GAAP, an estimate of amounts due to policyholder protection funds and other types of assessments would be accrued by a charge to earnings when the information becomes available that indicates that an assessment has been imposed, the amount can be reasonably estimated and payment is probable.

20. Business Combinations

Under Japanese GAAP, there are no comprehensive accounting standards for business combinations. In practice, business combinations are accounted for by using the pooling-of-interests method, the purchase method or a combination of both methods. The part of assets and liabilities acquired in a business combination are measured at fair value. Determination of the method to be used for the business combination is made on a case by case basis as there are no specific guidelines for the selection of the method. Goodwill resulting from the business combination is amortized to earnings on a straight-line basis over the expected periods to be benefited, not to exceed 20 years for the consolidated financial reporting purposes. The Business Accounting Deliberation Council is currently considering enacting new accounting standards for business combinations.

Under U.S. GAAP, the determination as to whether a business combination should have been accounted for using the pooling-of-interests or the purchase method was based on specific criteria. Any business combination for which the consideration paid is cash would have been accounted for as a purchase. Under the purchase method, all assets and liabilities of the acquired business should be measured at fair value and the excess of the purchase price over the fair value of assets and liabilities of the acquired business is accounted for as goodwill. Goodwill was amortized on a straight-line basis over the expected periods to be benefited, not to exceed 40 years. In addition, earnings of the acquired business are included in the results of operations only from the combination date.

Based on new accounting standards issued in June 2001, the use of the pooling-of-interests method is not allowed for any business combination initiated after June 30, 2001. The new standards also:

- Provide specific requirements for the recognition of intangible assets separately from goodwill in a purchase business combination completed after June 30, 2001; and
- Require that goodwill and intangible assets with indefinite useful lives no longer be amortized but be tested for impairment at least annually, in accordance with the provisions of the new standards.

21. Other Comprehensive Income

Japanese GAAP does not require the reporting of comprehensive income.

Under U.S. GAAP, comprehensive income and its components are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from transactions with owners. An enterprise must (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

22. Statement of Cash Flows

The statement of cash flows prepared under Japanese GAAP presents deposits by policyholders as an operating activity whereas such cash flows are presented as a financing activity under U.S. GAAP.

23. Extraordinary Gains and Losses

Under Japanese GAAP, gains and losses that are non-recurring in nature, such as disposal gains/losses of fixed assets are recognized as extraordinary gains and losses. However, certain immaterial items can be accounted for as operating income and expenses.

Under U.S. GAAP, extraordinary items are considered both unusual in nature and infrequent in occurrence and are rare.

24. Disclosures

In general, the disclosure requirements for Japanese GAAP are not as extensive as those required by U.S. GAAP. Areas where U.S. GAAP requires specific additional disclosure include: concentrations of credit risk, significant customers and suppliers, related party transactions, use of estimates, income taxes, business segment reporting, pensions, financial instruments, fair values, earnings per share, commitments and contingencies, comprehensive income and subsequent events.

INDEX TO FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
The Taiyo Mutual Life Insurance Company

We have audited the consolidated balance sheets of The Taiyo Mutual Life Insurance Company and its consolidated subsidiaries as of March 31, 2000, 2001 and 2002, the related consolidated statements of operations and surplus for the years then ended, and the statements of cash flows for the years ended March 31, 2001 and 2002, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above, expressed in Japanese yen, present fairly the consolidated financial position of The Taiyo Mutual Life Insurance Company and its consolidated subsidiaries as of March 31, 2000, 2001 and 2002, the consolidated results of their operations for the years then ended, and their cash flows for the years ended March 31, 2001 and 2002, in conformity with accounting principles and practices generally accepted in Japan, applied on a consistent basis except for changes in accounting policies, with which we concur, as referred to in note 1(i) of the consolidated financial statements.

As described in note 1 to the consolidated financial statements, The Taiyo Mutual Life Insurance Company and its consolidated subsidiaries have adopted new accounting standards for financial instruments, retirement benefits, and foreign currency transactions, as of March 31, 2001, and new accounting standards for land revaluation and policy reserve matching bonds, as of March 31, 2002, in the preparation of the consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements as of, and for the year ended March 31, 2002 are presented solely for the convenience of the reader. Our audit also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in note 2 to the consolidated financial statements.

Shin Nihon & Co.
Tokyo, Japan
March 19, 2003

See note 1(a) to the consolidated financial statements that explains the basis of preparing the consolidated financial statements of The Taiyo Mutual Life Insurance Company and its consolidated subsidiaries under Japanese accounting principles and practices.

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TAIYO MUTUAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

	As of March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars) (note 2)*
Assets:				
Cash and Deposits	¥ 254,873	¥ 123,569	¥ 53,508	*$ 436,450*
Call Loans	30,000	174,400	101,580	*828,548*
Monetary Claims Purchased	10,476	129,912	54,995	*448,572*
Monetary Trusts (note 5)	82,207	92,819	95,933	*782,494*
Securities (notes 5 and 15)	3,870,287	4,119,452	3,884,267	*31,682,440*
Loans (note 6)	2,454,975	2,391,975	2,290,537	*18,683,012*
Property and Equipment	263,478	230,675	192,004	*1,566,104*
Due from Agency	15	395	—	—
Due from Reinsurers	8	443	1	*10*
Other Assets	65,694	115,331	109,617	*894,109*
Deferred Tax Assets (note 10)	90,035	3,792	66,792	*544,801*
Deferred Tax Assets on Land Revaluation	—	—	11,956	*97,523*
Translation Adjustments	1,240	—	—	—
Reserve for Possible Loan Losses	(18,556)	(6,713)	(5,876)	*(47,929)*
Total Assets	¥ 7,104,738	¥ 7,376,053	¥ 6,855,318	*$ 55,916,138*
Liabilities:				
Policy Reserves				
Reserve for outstanding claims	¥ 18,657	¥ 21,500	¥ 22,458	*$ 183,185*
Policy reserve	6,624,787	6,723,201	6,358,848	*51,866,625*
Reserve for policyholder dividends (note 12)	106,313	80,404	74,036	*603,884*
Total Policy Reserves	6,749,758	6,825,106	6,455,343	*52,653,696*
Due to Reinsurers	9	295	24	*198*
Other Liabilities (note 14)	122,072	144,590	139,372	*1,136,810*
Reserve for Employees' Retirement Benefits (note 11)	14,608	24,715	25,073	*204,515*
Reserve for Directors' and Corporate Auditors' Retirement Benefits	—	593	491	*4,011*
Reserve for Price Fluctuations	45,952	48,004	54,911	*447,890*
Deferred Tax Liabilities (note 10)	236	3,838	150	*1,227*
Total Liabilities	6,932,638	7,047,144	6,675,367	*54,448,349*
Minority Interests	4,040	5,525	2,103	*17,158*
Equity:				
Fund	30,000	27,000	24,000	*195,758*
Reserve for Revaluation	13	13	13	*107*
Reserve for Redemption of Fund	1,000	4,000	7,000	*57,096*
Land Revaluation	—	—	(21,163)	*(172,625)*
Surplus	137,046	142,346	137,787	*1,123,879*
Net Unrealized Gains on Securities	—	150,685	30,264	*246,855*
Translation Adjustments	—	(662)	(54)	*(442)*
Total Equity	168,059	323,383	177,847	*1,450,629*
Total Liabilities, Minority Interests and Equity	¥ 7,104,738	¥ 7,376,053	¥ 6,855,318	*$ 55,916,138*

See notes to consolidated financial statements.

TAIYO MUTUAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	As of March 31,			
	2000	2001	2002	2002
		(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Ordinary Revenue:				
Income from Insurance Premiums (note 3)	¥ 1,155,263	¥ 1,097,372	¥ 1,019,041	*$ 8,311,920*
Investment Income (note 4)	294,236	266,057	244,247	*1,992,230*
Other Ordinary Income	35,823	35,030	339,867	*2,772,167*
Equity in Income of Affiliated Companies	188	—	350	*2,855*
Total Ordinary Revenue	1,485,511	1,398,460	1,603,506	*13,079,174*
Ordinary Expenses:				
Insurance Claims and Other Payments	1,131,495	1,136,968	1,368,304	*11,160,718*
Provision for Policy and Other Reserves	115,008	22,450	4,696	*38,304*
Investment Expenses (note 4)	93,297	95,440	81,008	*660,756*
Operating Expenses	84,933	82,180	84,869	*692,244*
Other Ordinary Expenses	38,229	39,451	46,597	*380,079*
Equity in Loss of Affiliated Companies	—	108	—	—
Total Ordinary Expenses	1,462,964	1,376,600	1,585,475	*12,932,103*
Ordinary Profit	22,546	21,860	18,030	*147,070*
Extraordinary Gains (note 13)	7,797	15,553	1,448	*11,810*
Extraordinary Losses (note 13)	6,242	23,841	9,111	*74,318*
Income Before Income Taxes	24,101	13,573	10,367	*84,562*
Income Taxes (note 10):				
Current	7,940	570	1,452	*11,849*
Deferred	(5,879)	8,002	(2,440)	*(19,904)*
Minority Interests	586	(575)	(287)	*(2,344)*
Net Income	¥ 21,453	¥ 5,576	¥ 11,642	*$ 94,963*

See notes to consolidated financial statements.

TAIYO MUTUAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF SURPLUS

	As of March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars) (note 2)*
Balance at Beginning of Year	¥ 131,252	¥ 137,046	¥ 142,346	*$ 1,161,065*
Additions:				
Transfer from reserve for policyholder dividends	—	20,198	—	—
Increase in surplus due to deconsolidated companies	—	—	166	*1,359*
Increase in surplus due to newly affiliated companies	—	—	726	*5,929*
Total additions	—	20,198	893	*7,288*
Deductions:				
Transfer to reserve for policyholder dividends	15,593	16,638	11,101	*90,551*
Transfer to redemption reserve fund	—	3,000	3,000	*24,469*
Interest on fund	—	667	597	*4,875*
Bonus to directors and corporate auditors	67	68	63	*520*
Decrease in surplus due to deconsolidated companies	—	97	2,331	*19,020*
Total deductions	15,660	20,473	17,095	*139,437*
Net Income	21,453	5,576	11,642	*94,963*
Balance at End of Year	¥ 137,046	¥ 142,346	¥ 137,787	*$ 1,123,879*

See notes to consolidated financial statements.

TAIYO MUTUAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	As of March 31,		
	2001	2002	2002
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Cash flows from operating activities:			
Income before income taxes	¥ 13,573	¥ 10,367	*$ 84,562*
Depreciation of real estate for rent	2,659	2,545	*20,766*
Amortization of goodwill due to consolidation	(1,156)	(1)	*(16)*
Other depreciation and amortization	3,459	3,753	*30,612*
Increase in reserve for outstanding claims	175	3,625	*29,571*
Increase (decrease) in policy reserve	21,185	(287,124)	*(2,341,962)*
Increase in reserve for policyholder dividends	1,089	1,070	*8,733*
Decrease in reserve for possible loan losses	(12,007)	(671)	*(5,478)*
Increase in reserve for employees' retirement benefits	8,972	1,497	*12,215*
Increase in reserve for price fluctuations	2,029	6,929	*56,522*
Interest, dividends and income from real estate for rent	(171,400)	(162,688)	*(1,326,989)*
(Gains) losses on investment securities	(7,491)	7,119	*58,069*
Interest expense	2,021	1,986	*16,206*
Exchange (gains) losses	65	(11,243)	*(91,711)*
Losses on sale or disposal of property and equipment	8,811	1,524	*12,432*
Equity in net (income) losses of affiliated companies	108	(350)	*(2,855)*
(Increase) decrease in amount due from agency	(80)	96	*786*
(Increase) decrease in amount due from reinsurers	(29)	37	*303*
Increase in other assets	(5,621)	(3,574)	*(29,152)*
Increase in amount due to reinsurers	13	0	*5*
Decrease in other liabilities	(687)	(788)	*(6,433)*
Other, net	421	(111)	*(905)*
Sub-total	(133,886)	(426,000)	*(3,474,716)*
Interest, dividends and income from real estate for rent received	170,813	163,822	*1,336,235*
Interest paid	(2,021)	(1,986)	*(16,206)*
Policyholder dividends	(23,439)	(18,540)	*(151,228)*
Income taxes paid	(5,071)	(1,246)	*(10,170)*
Net cash provided by (used in) operating activities	¥ 6,394	¥ (283,952)	*$ (2,316,086)*

(Continued)

TAIYO MUTUAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	As of March 31,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Cash flows from investing activities:			
Net decrease in short-term investments	¥ 3	¥ 1,168	*$ 9,527*
Investments in monetary claims purchased	(349,777)	(160,988)	*(1,313,120)*
Proceeds from sale and redemption of monetary claims purchased	230,352	235,896	*1,924,113*
Investments in monetary trusts	(46,711)	(32,206)	*(262,692)*
Proceeds from monetary trusts	42,440	22,750	*185,566*
Purchase of securities	(2,880,709)	(2,857,264)	*(23,305,585)*
Sale and redemption of securities	2,960,547	2,881,376	*23,502,251*
Investment in loans	(678,432)	(532,432)	*(4,342,846)*
Collection of loans	741,970	634,446	*5,174,933*
Other, net	(23,350)	(24,519)	*(199,992)*
Sub-total	(3,667)	168,226	*1,372,154*
Total of net cash provided by (used in) operating activities and investment transactions as above	2,727	(115,726)	*(943,931)*
Purchase of property and equipment	(8,438)	(7,832)	*(63,889)*
Proceeds from sale of property and equipment	8,736	4,477	*36,517*
Net cash received related to purchase of subsidiaries	15,734	—	—
Net cash reduction related to sale of subsidiaries	(35)	—	—
Net cash provided by investing activities	12,330	164,870	*1,344,782*
Cash flows from financing activities:			
Proceeds from debt	5,731	7,000	*57,096*
Repayments of debt	(8,171)	(4,535)	*(36,994)*
Fund repayments	(3,000)	(3,000)	*(24,469)*
Interest paid related to fund	(667)	(597)	*(4,875)*
Dividends paid to minority interests	(13)	(12)	*(100)*
Net cash used in financing activities	(6,120)	(1,145)	*(9,344)*
Effect of exchange rate changes on cash and cash equivalents	495	65	*531*
Net increase (decrease) in cash and cash equivalents	13,099	(120,162)	*(980,116)*
Cash and cash equivalents at beginning of year	282,792	295,891	*2,413,471*
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	—	(21,550)	*(175,779)*
Cash and cash equivalents at end of year (note 16)	¥ 295,891	¥ 154,178	*$ 1,257,575*

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

The Taiyo Mutual Life Insurance Company (the "Company"), a Japanese mutual company, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company will convert from a mutual company to a joint stock corporation effective April 1, 2003. The Company is to make an offering of its shares in connection with the demutualization process. See note 18 — Subsequent Events for more details. The accompanying consolidated financial statements have been translated from the consolidated financial statements contained in the securities registration statement which has been filed by the Company with the Kanto Finance Bureau for initial public offering purposes in accordance with the provisions of the Japanese Securities and Exchange Law.

The preparation of the consolidated balance sheet and consolidated statement of operations as of and for the year ended March 31, 2000 are not required for initial public offering purposes based on the Japanese Securities and Exchange Law. They are, however, presented as additional information. The consolidated statement of cash flows for the year ended March 31, 2000 has not been prepared as it was not required to be disclosed at that time under Japanese accounting principles and it was not practical to prepare it.

In preparing the financial statements for purposes of inclusion in this Offering Circular, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the years ended March 31, 2000, 2001 and 2002 were 12, 11 and 7, respectively. During the year ended March 31, 2002, Toyo Kosan Co., Ltd was excluded from consolidation as the Company's control was deemed to become not effective since (i) the Company's control over certain other stockholders, who had acted concurrently with the Company in the past, had become not effective due to the change in current economic relationships and (ii) the change of directors, which resulted in the Company losing control over the board of directors. Taiyo Life Reality of America, Inc. was also excluded from consolidation due to its liquidation.

Investments in affiliates are accounted for under the equity method. Taiyo Fire & Marine Insurance Company Ltd., which was previously consolidated, has been accounted for as an affiliated company due to the deconsolidation of Toyo Kosan Co., Ltd., which was one of the stockholders of that company. Taiyo Information Industry Ltd., which was previously consolidated, has also been accounted for as an affiliated company due to the reduction of control of equity shares following the allocation of new shares to third parties. T&D Financial Life Insurance Company became an affiliated company due to the acquisition of its equity shares by the Company in October 2001.

There are five other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

The financial statements of subsidiary located outside Japan are prepared with a fiscal year end of December 31. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Investments in securities other than those of subsidiaries and affiliates

In accordance with new accounting standards for financial instruments, which become effective April 1, 2000, investments in securities are classified as trading, held-to-maturity or available-for-sale. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Prior to the adoption of the new accounting standards, marketable equity securities, securities in monetary trusts and certain listed securities in domestic markets, such as foreign currency securities, convertible bonds and bonds with warrants, were stated at the lower of cost or market value, and all other securities were stated at cost or amortized cost. Cost was determined using the moving average method. The effect of the adoption of the new accounting standards was to increase income before income taxes by ¥18,885 million for the year ended March 31, 2001.

During the year ended March 31, 2002, the Company introduced a new securities category, "policy-reserve-matching bonds", by reclassifing certain bonds, originally categorized as "held-to-maturity" or "available-for-sale", to policy-reserve-matching bonds. The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching the accounting treatment of the policy reserve of insurance policies. The effect of such reclassification was to decrease assets and equity by ¥3,092 million (U.S.$25,226 thousand) for the year ended March 31, 2002.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance; (3) 'lump-sum endowment insurance' policies; and (4) 'personal pension insurance' policies. The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(d) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including derivatives and foreign currency equity securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in March. The alternative accounting treatment for available-for-sale securities has been applied since the year ended March 31, 2001.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of subsidiaries located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign

currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in assets for the year ended March 31, 2000 and in equity for the years ended March 31, 2001 and 2002. This change resulted from the adoption of the new accounting standards for foreign currency translation, which have been effective since April 1, 2000. There were no other material effects due to the adoption of the new accounting standards. No restatement has been made in the accompanying balance sheet for March 31, 2000.

(e) **Reserve for possible loan losses**

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for a reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) **Reserve for price fluctuations**

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) **Policy reserve**

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) **Reserve for employees' retirement benefits**

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted new accounting standards for employees' retirement benefits. The new accounting standards require the establishment of a reserve for employees' retirement benefits under defined benefit plans based on the actuarial value of retirement benefit obligations and the market value of pension assets. A transition obligation amounting to ¥8,776 million was fully recognized and charged to income as an extraordinary loss in the year ended

March 31, 2001. As a result of the adoption of these new accounting standards, ordinary income decreased by ¥177 million and income before income taxes decreased by ¥8,953 million for the year ended March 31, 2001.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Through the year ended March 31, 2000, the Company and its domestic consolidated subsidiaries had not maintained reserves for such retirement benefits, and benefits paid to directors and corporate auditors were charged to income as paid, as the payment of such benefits were subject to the approval of the policyholders' (or stockholders') and the amounts could vary under certain circumstances. However, the Company commenced reserving for such retirement benefits from the year ended March 31, 2001. As a result of the accounting change, ordinary profit decreased by ¥205 million and income before income taxes decreased by ¥593 million for the year ended March 31, 2001.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

Accumulated depreciation of property and equipment as of March 31, 2000, 2001 and 2002 was ¥102,165 million, ¥85,402 million and ¥88,615 million (U.S.$722,797 thousand), respectively.

(l) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(m) Leases

The Company and its subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(n) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the

Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. Book values of land for operating use before and after revaluation were ¥143,340 million (U.S.$1,169,172 thousand) and ¥110,220 million (U.S.$899,022 thousand), respectively. As a result, after taking into account amounts for deferred taxes, both equity, net of income taxes, and assets decreased by ¥21,163 million (U.S.$172,625 thousand) as of March 31, 2002.

(o) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Due to the adoption of new accounting standards for financial instruments, realized and unrealized changes in the fair value of outstanding derivative financial instruments as of March 31, 2001 were recognized in income, except for derivative financial instruments identified as hedging instruments. Before the adoption of the new accounting standards, gains and losses resulting from derivative financial instruments were generally not revalued but were recognized on a settlement basis. As a result of the adoption of the new accounting standards, income before income taxes decreased by ¥3,051 million for the year ended March 31, 2001.

Under the new accounting standards, changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(p) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(q) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥122.60 = U.S.$1, which is the approximate rate prevailing at September 30, 2002. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥54 million, ¥180 million and ¥46 million (U.S.$381 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

4. Investment Income and Expenses

The following information summarizes the components of investment income and expenses:

	For the years ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars) (note 2)*
Investment income:				
Interest, dividends and income from real estate for rent	¥ 194,525	¥ 171,400	¥ 162,688	*$1,326,989*
Gains from monetary trusts, net	16,317	—	—	—
Gains on sale of securities	68,380	93,964	66,529	*542,655*
Gains on redemption of securities, net	730	—	—	—
Valuation gains on separate accounts	368	—	—	—
Foreign exchange gains, net	11,271	—	11,243	*91,711*
Other investment income	2,642	692	3,785	*30,873*
Total	¥ 294,236	¥ 266,057	¥ 244,247	*$1,992,230*
Investment expenses:				
Interest expense	¥ 3,895	¥ 2,021	¥ 1,986	*$ 16,206*
Losses from monetary trusts, net	—	13,226	430	*3,508*
Losses on sale of securities	58,664	36,175	37,298	*304,232*
Devaluation losses on securities	7,826	5,992	3,174	*25,890*
Amortization of securities	14,302	49	260	*2,126*
Losses from derivatives, net	—	26,401	26,117	*213,033*
Valuation losses on separate accounts	1,611	—	—	—
Foreign exchange losses, net	—	65	—	—
Write-off of loans	439	1,317	161	*1,314*
Depreciation of real estate for rent	2,822	2,659	2,545	*20,766*
Other investment expenses	3,734	2,891	2,848	*23,234*
Losses on separate accounts, net	—	4,638	6,184	*50,441*
Total	¥ 93,297	¥ 95,440	¥ 81,008	*$ 660,756*

Due to the adoption of new accounting standards for financial instruments, and in accordance with the change in the format of the statement of operations promulgated by the Insurance Business Law, the following reclassifications were made in investment income and expenses in the statement of operations for the years ended March 31, 2001 and 2002.

- Gains on redemption of securities and amortization of securities, except for the portion related to trading securities, separate account investments and available-for-sale bonds without readily obtainable fair value, were included in interest, dividends and income from real estate for rent.

- All investment income and expenses related to trading securities were reclassified to gains (losses) from derivatives, net. Such income and expenses were previously included in (1) devaluation losses on securities; (2) gains (losses) on sale of securities; (3) interest, dividends and income from real estate for rent; (4) gains on redemption of securities; and (5) amortization of securities.

- All income and expenses related to separate account investments were included in gains (losses) on separate accounts, net. Such income and expenses were previously included in (1) valuation gains (losses) on separate accounts; (2) interest, dividends and income from real estate for rent; (3) gains (losses) on sale of securities; and (4) foreign exchange gains (losses), net.

- All income and expenses related to monetary trusts for trading were included in gains (losses) from monetary trusts, net. A part of such income and expenses was previously included in (1) devaluation losses on securities; and (2) other investment expenses.
- The portion of foreign exchange gains (losses), net, attributable to derivative instruments (except those which are specific hedges for foreign currency investments) was reclassified to gains (losses) from derivatives, net.

5. Investments in Securities and Monetary Trusts

Fair value information on investments in securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2000 is summarized as follows:

	Carrying amount prior to mark-to-market	Fair value	Unrealized Gains (Losses)
		(Millions of yen)	
Securities:			
Domestic bonds:			
With fair value	¥ 1,855,385	¥ 1,900,688	¥ 45,303
Without fair value	535,477	—	—
Domestic stocks:			
With fair value	575,036	918,124	343,088
Without fair value	3,079	—	—
Foreign securities:			
With fair value	539,355	526,187	(13,168)
Without fair value	126,921	—	—
Other securities:			
With fair value	126,460	124,437	(2,022)
Without fair value	108,569	—	—
Total securities	3,870,287		373,200
Monetary trusts:			
With fair value	82,207	87,537	5,330
Total	¥ 3,952,494		¥ 378,530

Investment in securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2001 and 2002 are summarized below:

	As of March 31,		
	2001	2002	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Securities:			
Trading	¥ 95,606	¥ 79,971	*$ 652,298*
Available-for-sale:			
with fair value	3,749,622	2,497,920	*20,374,552*
without fair value	83,208	96,760	*789,240*
	3,832,831	2,594,681	*21,163,792*
Held-to-maturity:			
with fair value	190,320	168,025	*1,370,517*
without fair value	600	—	—
	190,920	168,025	*1,370,517*
Policy-reserve-matching:			
with fair value	—	1,035,918	*8,449,577*
Non-consolidated subsidiaries and affiliates	93	5,670	*46,254*
	¥ 4,119,452	¥ 3,884,267	*$ 31,682,440*
Monetary trusts:			
Trading	¥ 92,757	¥ 95,883	*$ 782,087*
Available-for-sale	62	50	*407*
	¥ 92,819	¥ 95,933	*$ 782,494*

Investments in trading securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2001 and 2002 are summarized below:

	As of March 31,			
	2001		2002	
	Fair value	Unrealized Gains (Losses)	Fair value	Unrealized Gains (Losses)
	(Millions of yen)			
Securities	¥ 95,606	¥ (3,931)	¥ 79,971	¥ (2,530)
Monetary trusts	92,757	(1,461)	95,883	1,354
Total	¥ 188,364	¥ (5,392)	¥ 175,855	¥ (1,175)

	As of March 31, 2002	
	Fair value	*Unrealized Gains (Losses)*
	(Thousands of U.S. dollars)	
Securities	*$ 652,298*	*$ (20,637)*
Monetary trusts	*782,087*	*11,048*
Total	*$ 1,434,385*	*$ (9,589)*

Fair value information on investments in available-for-sale, held-to-maturity securities and policy-reserve-matching bonds held by the Company and its consolidated subsidiaries as of March 31, 2001 and 2002 is summarized below:

	As of March 31, 2001		
	Carrying amount	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of yen)		
Available-for-sale:			
Public and corporate bonds	¥ 2,521,349	¥ 93,603	¥ (825)
Domestic stocks	722,145	173,149	(19,430)
Foreign securities	393,358	10,989	(16,651)
Other securities	112,769	73	(5,444)
Total	¥ 3,749,622	¥ 277,816	¥ (42,353)

During the year ended March 31, 2001, impairment losses of ¥6,049 million were charged to income.

	As of March 31, 2001		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of yen)		
Held-to-maturity:			
Public and corporate bonds	¥ 189,362	¥ 5,307	¥ (31)
Foreign bonds	958	8	—
Total	¥ 190,320	¥ 5,316	¥ (31)

During the year ended March 31, 2001, impairment losses of ¥142 million were charged to income.

	As of March 31, 2002		
	Carrying amount	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of yen)		
Available-for-sale:			
Public and corporate bonds	¥ 1,330,185	¥ 53,546	¥ (2,572)
Domestic stocks	563,124	63,798	(60,374)
Foreign securities	575,176	17,403	(22,005)
Other securities	29,434	218	(2,350)
Total	¥ 2,497,920	¥ 134,966	¥ (87,302)

During the year ended March 31, 2002, impairment losses of ¥556 million (U.S.$4,542 thousand) were charged to income.

	As of March 31, 2002		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of yen)		
Held-to-maturity:			
Public and corporate bonds	¥ 168,025	¥ 1,721	¥ (2,185)

	As of March 31, 2002		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of yen)		
Policy-reserve-matching:			
Public and corporate bonds	¥ 1,035,918	¥ 6,516	¥ (1,160)

	As of March 31, 2002		
	Carrying amount	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of U.S. dollars)		
Available-for-sale:			
Public and corporate bonds	$ 10,849,800	$ 436,756	$ (20,979)
Domestic stocks	4,593,181	520,375	(492,453)
Foreign securities	4,691,485	141,954	(179,492)
Other securities	240,084	1,778	(19,168)
Total	$ 20,374,552	$ 1,100,866	$ (712,093)

	As of March 31, 2002		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of U.S. dollars)		
Held-to-maturity:			
Public and corporate bonds	$ 1,370,517	$ 14,039	$ (17,822)

	As of March 31, 2002		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)
	(Millions of yen)		
Policy-reserve-matching:			
Public and corporate bonds	$ 8,449,577	$ 53,154	$ (9,462)

Available-for-sale and held-to-maturity securities without readily obtainable fair value held by the Company and its consolidated subsidiaries as of March 31, 2001 and 2002 are summarized below:

	As of March 31,		
	2001	2002	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Available-for-sale:			
Domestic stocks	¥ 6,709	¥ 6,758	$ 55,129
Foreign securities	66,345	90,000	734,094
Other securities	10,154	1	15
Total	¥ 83,208	¥ 96,760	$ 789,240

	As of March 31,		
	2001	2002	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Held-to-maturity:			
Public and corporate bonds	¥ 100	¥ —	$ —
Foreign bonds	500	—	—
Total	¥ 600	¥ —	$ —

During the year ended March 31, 2001 and 2002, impairment losses of ¥91 million and ¥216 million (U.S.$1,768 thousand), respectively were charged to income.

Gross gains of ¥93,964 million and ¥66,529 million (U.S.$542,657 thousand), and gross losses of ¥36,143 million and ¥37,295 million (U.S.$304,207 thousand) were realized on the sale of available-for-sale securities for the years ended March 31, 2001 and 2002, respectively.

The carrying value of bonds classified as available-for sale, held-to-maturity securities and policy-reserve-matching bonds at March 31, 2001 and 2002, by contractual maturity date, is shown below:

	As of March 31, 2001				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Public and corporate bonds	¥ 146,638	¥ 1,585,951	¥ 770,202	¥ 208,019	¥ 2,710,812
Foreign securities	64,845	138,933	100,679	38,109	342,567
Other securities	19,904	7,636	3,893	—	31,434
Total	¥ 231,387	¥ 1,732,522	¥ 874,774	¥ 246,129	¥ 3,084,814

	As of March 31, 2002				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Public and corporate bonds	¥ 208,556	¥ 999,887	¥ 1,069,529	¥ 256,155	¥ 2,534,129
Foreign securities	37,984	165,996	254,504	51,698	510,184
Other securities	—	12,825	7,280	—	20,106
Total	¥ 246,540	¥ 1,178,710	¥ 1,331,314	¥ 307,854	¥ 3,064,420

	As of March 31, 2002				
	Due in one year or less	*Due after one year through five years*	*Due after five years through ten years*	*Due after ten years*	*Total*
	(Thousands of U.S. dollars)				
Public and corporate bonds	*$1,701,111*	*$8,155,692*	*$ 8,723,728*	*$2,089,362*	*$20,669,895*
Foreign securities	*309,823*	*165,996*	*2,075,895*	*421,686*	*4,161,376*
Other securities	—	*104,613*	*59,386*	—	*163,999*
Total	*$2,010,935*	*$9,614,277*	*$10,859,009*	*$2,511,049*	*$24,995,271*

6. Loans

Delinquent loans of the Company and its consolidated subsidiaries are summarized below:

	For the years ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Loans to bankrupt companies	¥ 12	¥ 35	¥ 90	*$ 741*
Past due loans	57,526	2,660	2,009	*16,388*
Loans overdue for three months or more	5,970	5,750	6,504	*53,056*
Restructured loans	9,739	9,206	5,764	*47,017*
Total	¥ 73,248	¥ 17,652	¥ 14,369	*$ 117,203*

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the years ended March 31, 2000, 2001 and 2002 amounted to ¥601 million, ¥482 million and ¥830 million (U.S.$6,770 thousand), respectively. Past due loans decreased due to write-offs by ¥5,491 million, ¥1,863 million and ¥841 million (U.S.$6,866 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

The Company's outstanding loan commitments with borrowers are summarized as follows:

	As of March 31,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Total loan commitment	¥ 10,000	¥ 1,400	*$ 11,419*
Less amount drawn down	1,843	240	*1,957*
Residual loan commitment	¥ 8,156	¥ 1,160	*$ 9,461*

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower.

Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

7. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations such as total notional amount, credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. The front, back and middle offices are performed by different departments for each dealing function. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

Under the new accounting standards, changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of March 31, 2000, 2001 and 2002. Notional amounts do not represent exposure to credit loss.

	As of March 31, 2000			
	Notional amounts		Current market or fair value	Valuation Gains (Losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swaps	¥ 406,192	¥ 44,930	¥ 19,502	¥ 19,502
Foreign exchange contracts sold	—	141,971	139,336	2,635
Foreign currency options bought (call)	—	132,792	183	1,304
Foreign currency options sold (put)	—	125,749	2,010	521
Stock index futures bought	—	2,142	2,216	73
Bond futures bought	—	39,214	39,450	(235)
Bond options sold (call)	—	4,541	242	(29)
Bond options sold (put)	—	391	8	8
Total valuation gains, net				¥ 23,783

	As of March 31, 2001			
	Notional amounts		Current market or fair value	Valuation Gains (Losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swaps	¥ 443,932	¥ 23,860	¥ 21,716	¥ 21,716
Total valuation gains, net				¥ 21,716

	As of March 31, 2002			
	Notional amounts		Current market or fair value	Valuation Gains (Losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swaps	¥ 430,974	¥ 40,200	¥ 17,526	¥ 17,526
Foreign exchange contracts bought	—	230,505	232,159	(1,653)
Foreign currency options bought (call)	—	58,866	835	(367)
Foreign currency options sold (put)	—	55,745	127	(341)
Credit derivatives sold	5,000	—	(41)	(41)
Total valuation gains, net				¥ 15,122

	As of March 31, 2002			
	Notional amounts		*Current market or fair value*	*Valuation Gains (Losses)*
	Over one year	*One year or less*		
	(Thousands of U.S. dollars)			
Interest rate swaps	*$ 3,515,288*	*$ 327,895*	*$ 142,956*	*$ 142,956*
Foreign exchange contracts bought	—	*1,880,146*	*1,893,630*	*(13,484)*
Foreign currency options bought (call)	—	*480,147*	*6,818*	*(2,997)*
Foreign currency options sold (put)	—	*454,692*	*1,038*	*(2,781)*
Credit derivatives sold	*40,783*	—	*(340)*	*(340)*
Total valuation gains, net				*$ 123,351*

8. Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥127,098 million, ¥98,936 million and ¥83,332 million (U.S.$679,708 thousand), as of March 31, 2000, 2001, and 2002, respectively. Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance

Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value as of March 31, 2001 and 2002. Cost is determined based on the moving average method.

Prior to the adoption of the new accounting standards, listed equity securities in the separate accounts were principally stated at the lower of cost or market value. Certain listed equity securities related to individual insurance were stated at market value. All other securities in the separate accounts were stated at cost. The cost of such securities was determined based on the moving average method.

9. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2000, 2001 and 2002 are summarized as follows:

	For the years ended March 31,			
	2000	2001	2002	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Acquisition cost:				
Equipment	¥ 5,784	¥ 5,982	¥ 2,349	$ 19,160
Other	438	543	49	402
Total	6,222	6,526	2,398	19,562
Accumulated depreciation:				
Equipment	2,456	2,622	505	4,127
Other	99	172	26	219
Total	2,556	2,795	532	4,347
Net carrying value:				
Equipment	3,328	3,360	1,843	15,032
Other	338	370	22	182
Total	¥ 3,666	¥ 3,731	¥ 1,865	$ 15,215

Obligation under finance leases as of March 31, 2000, 2001 and 2002 are as follows:

	For the years ended March 31,			
	2000	2001	2002	2002
	(Millions of yen)			(Thousands of U.S. dollars)
Due within one year	¥ 1,363	¥ 1,548	¥ 452	$ 3,690
Due after one year	2,246	2,333	1,451	11,836
Total	¥ 3,609	¥ 3,882	¥ 1,903	$ 15,527

Total payments for non-ownership transfer finance leases for the years ended March 31, 2000, 2001 and 2002 were ¥1,533 million, ¥1,702 million and ¥466 million (U.S.$3,808 thousand), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2000, 2001 and 2002 are as follows:

	For the years ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Depreciation	¥ 1,396	¥ 1,490	¥415	*$ 3,390*
Imputed interest cost	171	253	75	*612*
Total	¥ 1,567	¥ 1,743	¥490	*$ 4,002*

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

(2) *As Lessor*

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards for the year ended March 31, 2000, 2001 and 2002 are summarized as follows.

Leased assets included in the accompanying balance sheets accounted for under the operating lease accounting are summarized as follows:

	For the years ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Acquisition cost:				
Equipment	¥ 39,284	¥ 43,578	¥ 52,272	*$ 426,365*
Other	562	988	1,760	*14,358*
Total	39,846	44,566	54,032	*440,723*
Accumulated depreciation:				
Equipment	19,610	20,869	26,607	*217,028*
Other	145	375	561	*4,576*
Total	19,755	21,244	27,168	*221,605*
Carrying value:				
Equipment	19,674	22,709	25,664	*209,336*
Other	417	613	1,199	*9,781*
Total	¥ 20,091	¥ 23,322	¥ 26,863	*$ 219,118*

The amounts equivalent to the minimum lease payments to be received as of March 31, 2000, 2001 and 2002 are as follows:

	For the years ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Due within one year	¥ 6,966	¥ 9,621	¥ 10,275	*$ 83,816*
Due after one year	18,266	19,748	23,011	*187,699*
Total	¥ 25,232	¥ 29,369	¥ 33,287	*$ 271,515*

Gross lease income, recovery to the principal amount and net lease income if the Company applied the finance lease accounting to non-ownership-transfer finance leases for the years ended March 31, 2000, 2001 and 2002 are as follows:

	For the years ended March 31,			
	2000	2001	2002	*2002*
		(Millions of yen)		*(Thousands of U.S. dollars)*
Gross lease income	¥ 7,393	¥ 8,286	¥ 9,855	*$ 80,385*
Recovery to principal amount	5,949	6,825	8,189	*66,797*
Net lease income	1,444	1,461	1,465	*11,954*

10. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates differ from the normal statutory rate for the following reasons:

	For the years ended March 31,		
	2000	2001	2002
Statutory tax rate	36.1%	36.1%	36.1%
Reserve for policyholder dividends	(24.9)	(29.5)	(37.8)
Reserve fund for policyholder dividends	—	53.7	—
Repayment of foreign tax deduction	—	—	(4.4)
Other	(2.6)	2.9	(3.4)
Effective tax rate	8.6%	63.2%	(9.5)%

Significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries as of March 31, 2000, 2001 and 2002 are summarized below:

	As of March 31,			
	2000	2001	2002	*2002*
		(Millions of yen)		*(Thousands of U.S. dollars)*
Deferred tax assets:				
Policy reserves	¥ 61,060	¥ 56,013	¥ 53,063	*$ 432,817*
Reserve for possible loan losses	7,056	1,032	1,208	*9,854*
Reserve for employees' retirement benefits	3,597	7,052	7,646	*62,372*
Reserve for price fluctuations	16,588	17,329	19,822	*161,688*
Impairment of securities	—	1,825	1,227	*10,014*
Elimination of unrealized gains on consolidation	85	80	22	*180*
Other	1,704	5,148	2,549	*20,795*
Sub total deferred tax assets	90,092	88,482	85,540	*697,723*
Valuation allowance	—	(1,264)	—	*—*
Total deferred tax assets	90,092	87,218	85,540	*697,723*
Deferred tax liabilities:				
Deferred gain on sale of real estate	(57)	(344)	(385)	*(3,146)*
Accrued dividend income	—	(1,592)	(1,153)	*(9,409)*
Unrealized gain on available-for-sale securities	—	(85,136)	(17,206)	*(140,349)*
Deferred gain on revaluation for consolidation	(236)	(189)	(150)	*(1,227)*
Other	—	—	(2)	*(17)*
Total deferred tax liabilities	(293)	(87,264)	(18,898)	*(154,149)*
Net deferred tax asset (liability)	¥ 89,799	¥ (45)	¥ 66,642	*$ 543,573*
Amounts recognized in consolidated balance sheet:				
Assets	¥ 90,035	¥ 3,792	¥ 66,792	*$ 544,801*
Liabilities	(236)	(3,838)	(150)	*(1,227)*
	¥ 89,799	¥ (45)	¥ 66,642	*$ 543,573*

11. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Service cost	¥ 1,713	¥ 1,693	*$ 13,812*
Interest cost	990	1,021	*8,331*
Expected return on assets	(341)	(315)	*(2,576)*
Amortization of unrecognized net loss	—	1,539	*12,558*
Net periodic pension cost	2,362	3,938	*32,125*
Amortization of transition obligation	8,776	—	*—*
Total pension cost	¥ 11,138	¥ 3,938	*$ 32,125*

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31,	
	2001	2002
Discount rate	3.0%	3.0%
Expected long-term rate of return on assets	3.5%	3.5%

Retirement benefits are allocated to periods of employees' service based on the benefit/years-of-service approach. All of unrecognized net gain or loss is charged or credited to income in the following fiscal year.

The plans' funded status as of March 31, 2001 and 2002 is summarized below:

	For the year ended March 31,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Projected benefit obligation	¥ 35,630	¥ 34,059	*$ 277,812*
Plan assets	(9,387)	(8,742)	*(71,308)*
Unrecognized net gain (loss)	(1,527)	(243)	*(1,988)*
Reserve for employees' retirement benefits	¥ 24,715	¥ 25,073	*$ 204,515*

12. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the years ended March 31, 2000, 2001 and 2002 are as follows:

	As of March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Balance at beginning of year	¥ 108,780	¥ 106,313	¥ 80,404	*$ 655,827*
Transfer to reserves from surplus in previous year	15,593	16,638	11,101	*90,551*
Policyholder dividends	(19,241)	(23,439)	(18,540)	*(151,228)*
Increase in interest	1,181	1,089	1,070	*8,733*
Other	—	(20,198)	—	—
Balance at end of year	¥ 106,313	¥ 80,404	¥ 74,036	*$ 603,884*

The reversal of the reserve for policyholder dividends, which is represented as "Other" in the above table for the year ended March 31, 2001, resulted from the fact that the Company decided to reduce certain policyholder dividends due to the decrease in unrealized gain on securities of the Company. Such dividends, prior to reduction, had originally been expected to be distributed to policyholders as a result of the Company's earned returns on assets, however, the distribution had not yet been declared and had not yet been specifically allocated to each policyholder. As a result, the reserve for policyholder dividends exceeded the stipulated amount in the Insurance Business Law and the Company reversed ¥20,198 million of the reserve for policyholder dividends and transferred it to surplus.

13. Extraordinary Gains and Losses

Extraordinary gains for the years ended March 31, 2000, 2001 and 2002 are as follows:

	For the year ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Gains on sale of property and equipment	¥ 793	¥ 3,815	¥ 405	*$ 3,304*
Reversal of reserve for possible loan losses	6,256	11,643	672	*5,485*
Other	747	95	370	*3,021*
	¥ 7,797	¥ 15,553	¥ 1,448	*$ 11,810*

Extraordinary losses for the years ended March 31, 2000, 2001 and 2002 are as follows:

	For the year ended March 31,			
	2000	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Losses on sale, disposal and devaluation of property and equipment	¥ 549	¥ 12,627	¥ 1,929	*$ 15,736*
Provision for reserve for price fluctuations	4,910	2,029	6,929	*56,522*
Cumulative effect of prior years' provision for employees' retirement benefits due to adoption of new accounting standards in 2001 (note 1(h))	—	8,776	—	—
Cumulative effect of prior years' provision for directors' and corporate auditors' retirement benefits due to the accounting change (note 1(i))	—	387	—	—
Other	782	20	252	*2,059*
	¥ 6,242	¥ 23,841	¥ 9,111	*$ 74,318*

14. Other Liabilities

Other liabilities included ¥85,000 million (U.S.$693,311 thousand) of subordinated borrowings as of March 31, 2000, 2001 and 2002.

15. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥4,172 million, ¥4,142 million and ¥3,507 million (U.S.$28,610 thousand) as of March 31, 2000, 2001 and 2002, respectively. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥11,448 million, ¥13,186 million and ¥11,606 million (U.S.$94,668 thousand) as of March 31, 2000, 2001 and 2002, respectively. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

A portion of the Company's investments in securities, amounting to ¥23,092 million, ¥25,405 million and ¥24,650 million (U.S.$201,066 thousand) were pledged for the benefit of the Policyholder Protection Corporation as of March 31, 2000, 2001 and 2002, respectively, in order to secure such future contributions.

16. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	For the year ended March 31,		
	2000	2001	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and deposits	¥ 123,569	¥ 55,508	*$ 436,450*
Less: deposits with an original maturity of more than three months	(2,078)	(910)	*(7,422)*
Call loans	174,400	101,580	*828,548*
Cash and cash equivalents	¥ 295,891	¥ 154,178	*$ 1,257,575*

17. Segment Information

Segment information is not required to be disclosed since ordinary revenue and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenue and total assets, respectively.

18. Subsequent Events

As part of the Company's reorganization plan, effective April 1, 2003, the Company will convert from a mutual company to a joint stock corporation. The Company's board of directors approved the reorganization plan on January 24, 2002, and the plan was approved at the meeting of member representatives on July 30, 2002.

Based on the plan of demutualization, all membership interests in the Company will be extinguished on April 1, 2003 and eligible policyholders of the Company will be allotted, in the aggregate, 1,500,000 shares of common stock or, in the case of eligible policyholders who are prohibited from holding shares based on laws or regulations or those shareholders holding fractional shares, will receive cash as compensation.

THIS PAGE IS INTENTIONALLY LEFT BLANK

TAIYO MUTUAL LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Assets:			
Cash and Deposits	¥ 58,069	¥ 43,942	*$ 358,422*
Call Loans	122,113	134,341	*1,095,766*
Monetary Claims Purchased	59,998	69,953	*570,585*
Monetary Trusts (note 5)	94,431	56,181	*458,246*
Securities (note 5)	4,026,510	3,792,515	*30,934,057*
Loans (note 6)	2,327,790	2,231,312	*18,199,939*
Property and Equipment	225,243	192,454	*1,569,772*
Due from Agency	18	8	*72*
Due from Reinsurers	1	2	*17*
Other Assets	110,905	120,908	*986,206*
Deferred Tax Assets	34,697	80,196	*654,129*
Deferred Tax Assets on Land Revaluation	—	12,000	*97,883*
Reserve for Possible Loan Losses	(6,024)	(3,634)	*(29,648)*
Total Assets	¥ 7,053,754	¥ 6,730,182	*$ 54,895,452*
Liabilities:			
Policy Reserves			
Reserve for outstanding claims	¥ 20,669	¥ 18,118	*$ 147,781*
Policy reserve	6,467,733	6,229,924	*50,815,045*
Reserve for policyholder dividends (note 10)	83,122	76,404	*623,201*
Total Policy Reserves	6,571,525	6,324,447	*51,586,028*
Due to Reinsurers	22	22	*181*
Other Liabilities (note 12)	152,102	168,532	*1,374,651*
Reserve for Employees' Retirement Benefits	24,334	25,297	*206,339*
Reserve for Directors' and Corporate Auditors' Retirement Benefits	469	443	*3,613*
Reserve for Price Fluctuations	49,099	55,996	*456,739*
Deferred Tax Liabilities	170	131	*1,071*
Total Liabilities	6,797,723	6,574,869	*53,628,625*
Minority Interests	3,259	2,362	*19,271*
Equity:			
Fund	24,000	21,000	*171,288*
Reserve for Revaluation	13	13	*107*
Reserve for Redemption of Fund	7,000	10,000	*81,566*
Land Revaluation	—	(21,241)	*(173,261)*
Surplus	134,793	138,586	*1,130,398*
Net Unrealized Gains on Securities	87,182	4,673	*38,121*
Translation Adjustments	(218)	(81)	*(664)*
Total Equity	252,771	152,950	*1,247,555*
Total Liabilities, Minority Interests and Equity	¥ 7,053,754	¥ 6,730,182	*$ 54,895,452*

See notes to unaudited consolidated interim financial statements.

TAIYO MUTUAL LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Ordinary Revenue:			
Income from Insurance Premiums (note 3)	¥ 506,680	¥ 464,374	*$ 3,787,719*
Investment Income (note 4)	110,630	116,836	*952,989*
Other Ordinary Income	201,661	162,864	*1,328,425*
Total Ordinary Revenue	818,972	744,075	*6,069,134*
Ordinary Expenses:			
Insurance Claims and Other Payments	710,234	609,880	*4,974,555*
Provision for Policy and Other Reserves	2,411	379	*3,093*
Investment Expenses (note 4)	30,150	42,719	*348,444*
Operating Expenses	43,187	42,239	*344,527*
Other Ordinary Expenses	21,458	29,568	*241,179*
Equity in Loss of Affiliated Companies	99	1,049	*8,559*
Total Ordinary Expenses	807,542	725,836	*5,920,359*
Ordinary Profit	11,429	18,239	*148,775*
Extraordinary Gains (note 11)	740	2,177	*17,758*
Extraordinary Losses (note 11)	2,726	1,653	*13,486*
Income Before Income Taxes	9,443	18,763	*153,047*
Income Taxes:			
Current	2,302	3,121	*25,464*
Deferred	(2,240)	1,354	*11,052*
Minority Interests	61	204	*1,663*
Net Income	¥ 9,321	¥ 14,082	*$ 114,867*

See notes to unaudited consolidated interim financial statements.

TAIYO MUTUAL LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF SURPLUS

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Balance at Beginning of Year	¥ 142,346	¥ 137,787	*$ 1,123,879*
Additions:			
Land Revaluation	—	78	*636*
Increase in surplus due to deconsolidated companies	—	1,157	*9,442*
Total additions	—	1,236	*10,078*
Deductions:			
Transfer to reserve for policyholder dividends	11,101	10,855	*88,541*
Transfer to redemption reserve fund	3,000	3,000	*24,469*
Interest on fund	597	531	*4,333*
Bonus to directors and corporate auditors	63	58	*475*
Decrease in surplus due to deconsolidated companies	2,110	74	*606*
Total deductions	16,874	14,519	*118,426*
Net Income	9,321	14,082	*114,867*
Balance at end of September 30.	¥ 134,793	¥ 138,586	*$ 1,130,398*

See notes to unaudited consolidated interim financial statements.

TAIYO MUTUAL LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Cash flows from operating activities:			
Income before income taxes	¥ 9,443	¥ 18,763	*$ 153,047*
Depreciation of real estate for rent	1,265	1,177	*9,604*
Amortization of goodwill due to consolidation	—	9	*77*
Other depreciation and amortization	1,749	2,077	*16,944*
Increase (decrease) in reserve for outstanding claims	1,836	(4,340)	*(35,403)*
Decrease in policy reserve	(178,239)	(128,923)	*(1,051,580)*
Increase in reserve for policyholder dividends	574	379	*3,093*
Decrease in reserve for possible loan losses	(524)	(2,241)	*(18,281)*
Increase in reserve for employees' retirement benefits	758	223	*1,824*
Increase in reserve for price fluctuations	1,117	1,084	*8,848*
Interest, dividends and income from real estate for rent	(82,463)	(75,376)	*(614,814)*
(Gains) losses on investment securities	1,022	(7,369)	*(60,109)*
Interest expense	999	986	*8,043*
Exchange (gains) losses	(1,927)	9,841	*80,275*
Losses on sale or disposal of property and equipment	1,484	264	*2,160*
Equity in net losses of affiliated companies	99	1,049	*8,559*
(Increase) decrease in amount due from agency	78	(8)	*(72)*
(Increase) decrease in amount due from reinsurers	37	(0)	*(6)*
(Increase) decrease in other assets	2,579	(6,557)	*(53,487)*
Decrease in amount due to reinsurers	(1)	(2)	*(16)*
Increase in other liabilities	2,861	507	*4,140*
Other, net	(140)	122	*995*
Sub-total	(237,388)	(188,333)	*(1,536,158)*
Interest, dividends and income from real estate for rent received	84,682	75,263	*613,895*
Interest paid	(999)	(986)	*(8,043)*
Policyholder dividends	(8,958)	(8,866)	*(72,317)*
Income taxes received (paid)	3,585	(1,589)	*(12,964)*
Net cash used in operating activities	(159,077)	(124,511)	*(1,015,589)*

(Continued)

TAIYO MUTUAL LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Cash flows from investing activities:			
Net decrease in short-term investments	¥ 1,014	¥ 380	*$ 3,099*
Investments in monetary claims purchased	(80,996)	(77,994)	*(636,172)*
Proceeds from sale and redemption of monetary claims purchased	150,900	63,082	*514,541*
Investments in monetary trusts	(32,587)	(1,942)	*(15,845)*
Proceeds from monetary trusts	24,634	45,397	*370,292*
Purchase of securities	(1,734,894)	(1,490,150)	*(12,154,567)*
Sale and redemption of securities	1,667,505	1,543,071	*12,586,227*
Investment in loans	(270,210)	(294,653)	*(2,403,373)*
Collection of loans	334,970	353,878	*2,886,445*
Other, net	123	11,774	*96,036*
Sub-total	60,459	152,843	*1,246,684*
Total of net cash provided by (used in) operating activities and investment transactions as above	(98,618)	28,332	*231,094*
Purchase of property and equipment	(1,647)	(3,114)	*(25,407)*
Proceeds from sale of property and equipment	728	106	*872*
Net cash received related to purchase of subsidiaries	—	30	*244*
Net cash provided by investing activities	¥ 59,540	¥ 149,865	*$ 1,222,393*
Cash flows from financing activities:			
Proceeds from debt	¥ 4,800	¥ 4,800	*$ 39,151*
Repayments of debt	(2,152)	(2,987)	*(24,369)*
Fund repayments	(3,000)	(3,000)	*(24,469)*
Interest paid related to fund	(597)	(531)	*(4,333)*
Dividends paid to minority interests	(12)	(36)	*(294)*
Net cash used in financing activities	(962)	(1,755)	*(14,316)*
Effect of exchange rate changes on cash and cash equivalents	419	(24)	*(196)*
Net increase (decrease) in cash and cash equivalents	(100,080)	23,574	*192,290*
Cash and cash equivalents at beginning of year	295,891	154,178	*1,257,575*
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	(16,693)	—	*—*
Cash and cash equivalents at end of September 30 (note 14)	¥ 179,118	¥ 177,753	*$ 1,449,866*

See notes to unaudited consolidated interim financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

The Taiyo Mutual Life Insurance Company (the "Company"), a Japanese mutual company, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company will convert from a mutual company to a joint stock corporation effective April 1, 2003. The Company is to make an offering of its shares in connection with the demutualization process. The accompanying unaudited consolidated interim financial statements have been translated from the consolidated interim financial statements that have been prepared to be filed with the Kanto Finance Bureau for initial public offering purposes in accordance with the provisions of the Japanese Securities and Exchange Law.

The preparation of the consolidated interim financial statements as of and for the six months ended September 30, 2001 are not required for initial public offering purposes based on the Japanese Securities and Exchange Law. They are, however, presented as additional information.

In preparing the financial statements for purposes of inclusion in this Offering Circular, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the six months ended September 30, 2001 and 2002 were 9 and 8, respectively. During the year ended March 31, 2002, Toyo Kosan Co., Ltd was excluded from consolidation as the Company's control was deemed to become not effective since (i) the Company's control over certain other stockholders, who had acted concurrently with the Company in the past, had become not effective due to the change in current economic relationships and (ii) the change of directors, which resulted in the Company losing control over the board of directors. Taiyo Life Reality of America, Inc. was also excluded from consolidation due to its liquidation during the year ended March 31, 2002. Taiyo Building Management Co., Ltd., was included in the consolidated financial statements from the date of its incorporation, April 1, 2002, to the six months ended September 30, 2002.

Investments in affiliates are accounted for under the equity method. Taiyo Fire & Marine Insurance Company Ltd. (Taiyo Fire & Marine) has been accounted under the cost method for the six months ended September 30, 2002. Due to the deconsolidation of Toyo Kosan Co., Ltd during fiscal 2001, as described in the preceding paragraph, Taiyo Fire & Marine had also been deconsolidated and was accounted for under the equity method as of March 31, 2002. Taiyo Fire & Marine has been accounted following the cost method since April 1, 2002, following the further reduction in control of equity shares. Taiyo Information Industry Ltd., which was previously consolidated, has also been accounted for as an affiliated company due to the reduction of control of equity shares following the allocation of new shares to third parities.

There are five other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

The financial statements of subsidiary located outside Japan are prepared at six months ending June 30. Appropriate adjustments have been made for material transactions between June 30 and September 30, the date of the interim consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Investments in securities other than those of subsidiaries and affiliates

Investments in securities are classified as trading, held-to-maturity or available-for-sale. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

During the year ended March 31, 2002, the Company introduced a new securities category, "policy-reserve-matching bonds", by reclassifying certain bonds, originally categorized as "held-to-maturity" or "available-for-sale", to policy-reserve-matching bonds. The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching the accounting treatment of the policy reserve of insurance policies.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance; (3) 'lump-sum endowment insurance' policies; and (4) 'personal pension insurance' policies. The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(d) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including derivatives and foreign currency equity securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in September.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of subsidiaries located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(e) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the

Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for a reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

The Company and its consolidated subsidiaries have established of a reserve for employees' retirement benefits under defined benefit plans based on an actuarial calculation of retirement benefit obligations and market value of pension assets. The attribution of retirement benefits based on periods of employees' length of service is made based on the benefit/years-of-service approach. Effective April 1, 2002, the Company and its subsidiaries changed their accounting policy with respect to accounting treatment for unrecognized net gains or losses. Through the year ended March 31, 2001, the Company and its subsidiaries charged or credited unrecognized net gains or losses to income in the following fiscal year. However, commencing with the year ending March 31, 2003 the Company and its subsidiaries shall accelerate the recognition of these gains or losses to the fiscal year when such net gains or losses occur. This accounting change does not result in any impact to the interim consolidated financial statements for six months ended September 30, 2002 as the unrecognized net gains or losses would be recognized at year end of March 31, 2003. During the six months ended September 30, 2002, the Company and its subsidiaries charged half the amount of unrecognized loss which was recognized on March 31, 2002.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. The Company and its domestic consolidated subsidiaries maintain the reserve for such retirement benefits pursuant to the rules of the Company and its domestic consolidated subsidiaries.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

Accumulated depreciation of property and equipment as of September 30, 2001 and 2002 was ¥86,964 million and ¥90,617 million (*U.S.$739,130 thousand*), respectively.

(l) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(m) Leases

The Company and its subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(n) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if valuation losses are subsequently recognized. Net revaluation gains or losses is included as a separate component of equity, net of income taxes and is not charged to income.

(o) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future

investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Under Japanese accounting standards for derivative financial instruments, the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(p) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(q) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥122.60 = U.S.$1, which is the approximate rate prevailing at September 30, 2002. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Income from Insurance Premiums

Income from insurance premiums includes ceded reinsurance commissions amounting to ¥14 million and ¥41 million (*U.S.$337 thousand*) for the six months ended September 2001 and 2002, respectively.

4. Investment Income and Expenses

The following information summarizes the components of investment income and expenses:

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars) (note 2)*
Investment income:			
Interest, dividends and income from real estate for rent	¥ 82,463	¥ 75,376	*$ 614,814*
Gains from monetary trusts, net	—	3,702	*30,199*
Gains on sale of securities	25,778	22,404	*182,746*
Gains on derivatives, net	—	10,176	*83,002*
Foreign exchange gains, net	1,927	—	—
Other investment income	460	5,177	*42,227*
Total	¥ 110,630	¥ 116,836	*$ 952,989*
Investment expenses:			
Interest expense	¥ 999	¥ 986	*$ 8,043*
Losses from monetary trusts, net	1,556	—	—
Losses on sale of securities	11,001	14,170	*115,580*
Devaluation losses on securities	4,339	7,347	*59,931*
Losses from derivatives, net	894	—	—
Foreign exchange losses, net	—	9,841	*80,275*
Write-off of loans	96	206	*1,686*
Depreciation of real estate for rent	1,265	1,177	*9,604*
Other investment expenses	1,267	1,593	*12,996*
Losses on separate accounts, net	8,729	7,395	*60,325*
Total	¥ 30,150	¥ 42,719	*$ 348,444*

5. Investments in Securities and Monetary Trusts

Investment in available-for-sale securities, held-to-maturities securities, policy-reserve-matching bonds and available-for-sale monetary trusts held by the Company and its consolidated subsidiaries as of September 30, 2001 and 2002 are summarized below:

	As of September 30,			
	2001		2002	
	Carrying Amount	Net Unrealized Gains (Losses)	Carrying Amount	Net Unrealized Gains (Losses)
	(Millions of yen)			
Available-for-sale:				
Public and corporate bonds	¥ 2,392,251	¥ 78,879	¥ 1,362,550	¥ 52,693
Domestic stocks	657,587	66,855	483,949	(57,407)
Foreign securities	566,595	(4,536)	589,488	12,149
Other securities	81,234	(4,758)	28,717	(861)
Total	¥ 3,697,668	¥ 136,439	¥ 2,464,705	¥ 6,573

	As of September 30, 2002	
	Fair value	*Unrealized Gains (Losses)*
	(Thousands of U.S. dollars)	
Available-for-sale:		
Public and corporate bonds	*$ 11,113,790*	*$ 429,800*
Domestic stocks	*3,947,386*	*(468,251)*
Foreign securities	*4,808,221*	*99,094*
Other securities	*234,238*	*(7,027)*
Total	*$ 20,103,637*	*$ 53,615*

During the six months ended September 30, 2001 and 2002, impairment losses of ¥4,058 million and ¥7,035 million (*U.S.$57,383* thousand), respectively were charged to income.

	As of September 30,			
	2001		2002	
	Amortized Cost	Net Unrealized Gains (Losses)	Amortized Cost	Net Unrealized Gains (Losses)
	(Millions of yen)			
Held-to-maturity:				
Public and corporate bonds	¥ 178,858	¥ 1,057	¥ 167,977	¥ 6,367

	As of September 30, 2002	
	Amortized Cost	*Net Unrealized Gains (Losses)*
	(Thousands of U.S. dollars)	
Held-to-maturity:		
Public and corporate bonds	$ 1,370,122	$ 51,933

	As of September 30, 2002			
	Amortized Cost	Net Unrealized Gains (Losses)	*Amortized Cost*	*Net Unrealized Gains (Losses)*
	(Millions of yen)		*(Thousands of U.S. dollars)*	
Policy-reserve-matching:				
Public and corporate bonds	¥ 972,506	¥ 18,654	*$ 7,932,351*	*$ 152,155*

Available-for-sale securities and monetary trusts without readily obtainable fair value held by the Company and its consolidated subsidiaries as of September 30, 2001 and 2002 are summarized further below:

	As of September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Securities:			
Domestic stocks	¥ 5,980	¥ 6,956	*$ 56,740*
Foreign securities	60,000	90,000	*734,094*
Other securities	5,181	5,060	*41,275*
Total	¥ 71,162	¥ 102,016	*$ 832,109*
Monetary trusts:			
Available-for-sale	¥ 50	¥ 50	*$ 407*

During the six months ended September 30, 2002, impairment losses of ¥312 million (*U.S.$2,548 thousand*) were charged to income.

6. Loans

Delinquent loans of the Company and its consolidated subsidiaries are summarized below:

	As of September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans to bankrupt companies	¥ 55	¥ 238	*$ 1,948*
Past due loans	2,484	1,545	*12,605*
Loans overdue for three months or more	5,695	6,293	*51,329*
Restructured loans	8,340	5,051	*41,202*
Total	¥ 16,575	¥ 13,128	*$ 107,086*

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the six months ended September 30, 2001 and 2002 amounted to ¥39 million and ¥162 million (*U.S.$1,321 thousand*), respectively. Past due loans decreased due to write-offs by ¥1,729 million and ¥181 million (*U.S.$1,483 thousand*) as of September 30, 2001 and 2002, respectively.

The Company's outstanding loan commitments with borrowers are summarized as follows:

	As of September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		*(Thousands of U.S. dollars)*
Total loan commitment	¥ 1,400	¥ 1,400	*$ 11,419*
Less amount drawn down	240	540	*4,404*
Residual loan commitment	¥ 1,160	¥ 860	*$ 7,014*

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

7. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. The front, back and middle offices are performed by different departments for each dealing function. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

Under Japanese accounting standards for derivative financial instruments, the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet,

or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions, referred to as cash flow hedges, are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of September 30, 2001 and 2002. Notional amounts do not represent exposure to credit loss.

	As of September 30, 2001		
	Notional amounts	Current market or fair value	Valuation Gains (Losses)
		(Millions of yen)	
Interest rate swaps	¥ 462,838	¥ 21,005	¥ 21,005
Foreign exchange contracts sold	160,771	162,098	(1,327)
Foreign exchange contracts bought	5,565	5,758	193
Foreign currency options bought (call)	49,989	274	85
Foreign currency options sold (put)	47,589	189	(170)
Total valuation gains, net			¥ 19,786

	As of September 30, 2002		
	Notional amounts	Current market or fair value	Valuation Gains (Losses)
		(Millions of yen)	
Interest rate swaps	¥ 456,770	¥ 16,093	¥ 16,093
Foreign exchange contracts sold	266,832	270,238	(3,405)
Foreign exchange contracts bought	58,183	1,178	(779)
Foreign currency options bought (call)	55,981	43	(355)
Foreign currency options sold (put)	10,000	(151)	(151)
Total valuation gains, net			¥ 11,401

	As of September 30, 2002		
	Notional amounts	*Current market or fair value*	*Valuation Gains (Losses)*
		(Millions of U.S. dollars)	
Interest rate swaps	*$ 3,725,694*	*$ 131,267*	*$ 131,267*
Foreign exchange contracts sold	*2,176,451*	*2,204,225*	*(27,774)*
Foreign currency options bought (call)	*474,579*	*9,609*	*(6,356)*
Foreign currency options sold (put)	*456,619*	*353*	*(2,898)*
Credit derivatives sold	*81,566*	*(1,236)*	*(1,236)*
Total valuation gains, net			*$ 93,000*

8. Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥81,231 million and ¥71,669 million (*U.S.$584,581 thousand*), as of September 30, 2001, and 2002, respectively.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value. Cost is determined based on the moving average method.

9. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2001 and 2002 are summarized as follows:

	Six months ended September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		***(Thousands of U.S. dollars)***
Acquisition cost:			
Equipment	¥ 7,343	¥ 2,402	*$ 19,593*
Other	570	23	*188*
Total	7,913	2,425	*19,781*
Accumulated depreciation:			
Equipment	2,357	693	*5,659*
Other	217	3	*29*
Total	2,574	697	*5,688*
Net Carrying value:			
Equipment	4,986	1,708	*13,933*
Other	352	19	*159*
Total	¥ 5,339	¥ 1,727	*$ 14,092*

Obligation under finance leases as of September 30, 2000, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		***(Thousands of U.S. dollars)***
Due within one year	¥ 1,736	¥ 472	*$ 3,850*
Due after one year	3,753	1,305	*10,648*
Total	¥ 5,490	¥ 1,777	*$ 14,499*

Total payments for non-ownership transfer finance leases for the six months ended September 30, 2001 and 2002 were ¥1,028 million and ¥266 million (*U.S.$2,177 thousand*), respectively.

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the six months ended September 30, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		***(Thousands of U.S. dollars)***
Depreciation	¥ 903	¥ 238	*$ 1,946*
Imputed interest cost	146	40	*334*

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

(2) *As Lessor*

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards for the six months ended September 30, 2001 and 2002 are summarized as follows.

Leased assets included in the accompanying balance sheets accounted for under the operating lease accounting are summarized as follows:

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition cost:			
Equipment	¥ 48,152	¥ 56,607	*$ 461,726*
Other	1,099	2,591	*21,141*
Total	49,252	59,199	*482,868*
Accumulated depreciation:			
Equipment	22,552	28,418	*231,798*
Other	445	792	*6,464*
Total	22,997	29,210	*238,262*
Carrying value:			
Equipment	25,600	28,189	*229,928*
Other	654	1,799	*14,677*
Total	¥ 26,254	¥ 29,988	*$ 244,605*

The amounts equivalent to the minimum lease payments to be received as of September 30, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 10,726	¥ 11,344	*$ 92,536*
Due after one year	22,366	23,788	*194,031*
Total	¥ 33,092	¥ 35,133	*$ 286,567*

Gross lease income, recovery to the principal amount and net lease income if the Company applied the finance lease accounting to non-ownership-transfer finance leases for the six months ended September 30, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gross lease income	¥ 4,760	¥ 5,621	*$ 45,851*
Recovery to principal amount	3,951	4,760	*38,828*
Net lease income	852	741	*6,050*

10. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		*(Thousands of U.S. dollars)*
Balance at beginning of year	¥ 80,404	¥ 74,036	*$ 603,8841*
Transfer to reserves from surplus in previous year	11,101	10,855	*88,541*
Policyholder dividends	(8,958)	(8,866)	*(72,317)*
Increase in interest	574	379	*3,093*
Balance at half year end	¥ 83,122	¥ 76,404	*$ 623,201*

11. Extraordinary Gains and Losses

Extraordinary gains for the six months ended September 30, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gains on sale of property and equipment	¥ 99	¥ —	*$ —*
Reversal of reserve for possible loan losses	524	2,088	*17,039*
Other	116	88	*719*
	¥ 740	¥ 2,177	*$ 17,7581*

Extraordinary losses for the six months ended September 30, 2001 and 2002 are as follows:

	Six months ended September 30,		
	2001	**2002**	***2002***
	(Millions of yen)		*(Thousands of U.S. dollars)*
Losses on sale, disposal and devaluation of property and equipment	¥ 1,583	¥ 264	*$ 2,160*
Provision for price fluctuation	1,117	1,084	*8,848*
Other	24	303	*2,476*
	¥ 2,726	¥ 1,653	*$ 13,4861*

12. Other Liabilities

Other liabilities included ¥85,000 million (*U.S.$693,311 thousand*) of subordinated borrowings as of September 30, 2001 and 2002.

13. Commitments

A portion of the Company's investment in securities, amounting to ¥25,069 million and ¥20,059 million (*U.S.$163,617 thousand*) were pledged for the benefit of the Policyholder Protection Corporation as of September 30, 2001 and 2002, respectively, in order to secure such future contributions.

14. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	Six months ended September 30,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and deposits	¥ 58,069	¥ 43,942	*$ 358,422*
Less: deposits with an original maturity of more than three months	(1,064)	(530)	*(4,323)*
Call loans	122,113	134,341	*1,095,766*
Cash and cash equivalents	¥ 179,118	¥ 177,753	*$ 1,449,866*

15. Segment Information

Segment information is not required to be disclosed since ordinary revenue and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenue and total assets, respectively.

DAIDO LIFE INSURANCE COMPANY
FINANCIAL STATEMENTS
AS OF/FOR THE YEARS ENDED
MARCH 31, 2001 AND 2002
AND AS OF/FOR
THE SIX MONTHS ENDED
SEPTEMBER 30, 2001 AND 2002

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TABLE OF CONTENTS

(THIS PAGE IS INTENTIONALLY LEFT BLANK)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Daido Life Insurance Company

We have audited the consolidated balance sheets of Daido Life Insurance Company and its consolidated subsidiaries as of 31st March, 2001 and 2002, and the related consolidated statements of operations and surplus and cash flows for the years then ended, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above, expressed in Japanese yen, present fairly the consolidated financial position of Daido Life Insurance Company and its consolidated subsidiaries as of 31st March, 2001 and 2002, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles and practices generally accepted in Japan, applied on a consistent basis.

As described in note 1 to the consolidated financial statements, Daido Life Insurance Company and its consolidated subsidiaries have adopted new accounting standards for retirement benefits and financial instruments and a revised accounting standard for foreign currency transactions, effective the year ended 31st March, 2001, in the preparation of the consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2002 are presented solely for the convenience of the reader. Our audit also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in note 2 to the consolidated financial statements.

Shin Nihon & Co.
27th June, 2002
Tokyo, Japan

See note 1 (a) to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of Daido Life Insurance Company and its consolidated subsidiaries under Japanese accounting principles and practices.

DAIDO LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

	As of 31st March,					
	2001		2002			2002
	(Millions of yen)	%	(Millions of yen)	%	Increase (decrease)	*(Thousands of U.S. dollars)*
Assets:						
Cash and deposits	¥ 246,252	4.2	¥ 178,391	3.0	¥ (67,860)	*$ 1,338,769*
Call loans	228,500	3.9	184,000	3.1	(44,500)	*1,380,863*
Monetary claims purchased	27,795	0.5	42,394	0.7	14,598	*318,153*
Monetary trusts (note 5)	247,899	4.2	95,195	1.6	(152,704)	*714,409*
Securities (notes 5 and 13)	3,752,015	63.4	4,053,640	67.4	301,624	*30,421,313*
Loans (note 6)	1,126,428	19.0	1,153,654	19.2	27,225	*8,657,816*
Property and equipment	180,407	3.0	184,226	3.1	3,819	*1,382,559*
Due from agency	—	—	2,409	0.0	2,409	*18,078*
Due from reinsurers	1,156	0.0	1,480	0.0	323	*11,106*
Other assets	62,180	1.0	56,863	0.9	(5,316)	*426,739*
Net deferred tax asset (note 9)	67,414	1.1	69,789	1.2	2,374	*523,744*
Reserve for possible loan losses	(18,147)	(0.3)	(11,590)	(0.2)	6,557	*(86,979)*
Total assets	¥ 5,921,904	100.0	¥ 6,010,457	100.0	¥ 88,552	*$45,106,619*
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	¥ 44,102		¥ 47,805		¥ 3,703	*$ 358,761*
Policy reserve	5,355,703		5,381,993		26,289	*40,390,191*
Reserve for policyholder dividends (note 11)	113,619		113,659		39	*852,975*
Total policy reserves	5,513,425	93.1	5,543,459	92.2	30,033	*41,601,943*
Due to agency	0	0.0	0	0.0	0	*0*
Due to reinsurers	742	0.0	699	0.0	(43)	*5,245*
Other liabilities	118,075	2.0	171,881	2.9	53,805	*1,289,913*
Reserve for employees' retirement benefits (note 10)	60,219	1.0	61,665	1.0	1,445	*462,776*
Reserve for losses on sale of loans	62	0.0	63	0.0	0	*472*
Allowance for policyholder dividends	—	—	30,662	0.5	30,662	*230,108*
Reserve for price fluctuations	26,712	0.5	28,042	0.5	1,330	*210,446*
Total liabilities	5,719,238	96.6	5,836,472	97.1	117,234	*43,800,915*
Minority interests	1,414	0.0	1,433	0.0	19	*10,754*
Equity:						
Fund	6,800	0.1	—	—	(6,800)	*—*
Revaluation reserve	53	0.0	53	0.0	—	*397*
Reserve for redemption of fund	28,200	0.5	35,000	0.6	6,800	*262,664*
Surplus	126,145	2.1	95,376	1.6	(30,768)	*715,767*
Net unrealised gains on securities	40,378	0.7	41,641	0.7	1,263	*312,502*
Translation adjustments	(324)	(0.0)	479	0.0	804	*3,594*
Total equity	201,252	3.4	172,551	2.9	(28,700)	*1,294,941*
Total liabilities, minority interests and equity	¥ 5,921,904	100.0	¥ 6,010,457	100.0	¥ 88,552	*$45,106,619*

See notes to consolidated financial statements.

DAIDO LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended 31st March,					
	2001		2002			2002
	(Millions of yen)	%	(Millions of yen)	%	Increase (decrease)	*(Thousands of U.S. dollars)*
Ordinary revenue:						
Income from insurance premiums (note 3)	¥ 1,072,245		¥ 1,059,445		¥ (12,799)	*$ 7,950,806*
Investment income/gains (note 4)	191,512		246,104		54,592	*1,846,934*
Other ordinary income	13,263		10,537		(2,725)	*79,076*
Equity in net income of affiliated companies	265		195		(70)	*1,463*
Total ordinary revenue	1,277,286	100.0	1,316,283	100.0	38,997	*9,878,296*
Ordinary Expenses:						
Insurance claims and other payments:						
Insurance claims	302,927		297,441		(5,486)	*2,232,202*
Annuity payments	19,359		22,768		3,408	*170,866*
Insurance benefits	261,626		266,487		4,861	*1,999,902*
Surrender payments	202,502		269,970		67,467	*2,026,041*
Other payments	78,571		50,776		(27,795)	*381,058*
Total insurance claims and other payments	864,988		907,444		42,456	*6,810,086*
Provision for policy and other reserves:						
Provision for outstanding claims	—		3,703		3,703	*27,789*
Provision for policy reserve	133,025		26,289		(106,735)	*197,290*
Interest portion of reserve for policyholder dividends	1,537		1,550		12	*11,632*
Total provision for policy and other reserves	134,563		31,543		(103,019)	*236,720*
Investment expenses/losses (note 4)	65,702		205,609		139,907	*1,543,031*
Operating expenses	105,715		105,822		107	*794,161*
Other ordinary expenses	22,155		21,824		(330)	*163,782*
Total ordinary expenses	1,193,124	93.4	1,272,245	96.7	79,121	*9,547,804*
Ordinary profit	84,161	6.6	44,037	3.3	(40,123)	*330,484*
Extraordinary gains (note 12)	5,290	0.4	6,832	0.6	1,542	*51,272*
Extraordinary losses (note 12)	66,928	5.2	33,998	2.6	(32,929)	*255,144*
Income before income taxes	22,523	1.8	16,871	1.3	(5,651)	*126,611*
Income taxes (note 9):						
Current	14,234	1.1	10,130	0.8	(4,103)	*76,022*
Deferred	(18,090)	(1.4)	(2,961)	(0.2)	15,129	*(22,221)*
Minority interests	133	0.0	160	0.0	27	*1,200*
Net income	¥ 26,245	2.1	¥ 9,541	0.7	¥ (16,703)	*$ 71,602*

See notes to consolidated financial statements.

DAIDO LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF SURPLUS

	Years ended 31st March,			
	2001	2002		*2002*
	(Millions of yen)	(Millions of yen)	Increase (decrease)	*(Thousands of U.S. dollars)*
Balance at beginning of year	¥ 145,892	¥ 126,145	¥ (19,746)	*$ 946,679*
Additions:				
Increase in surplus due to newly consolidated companies	817	—	(817)	—
Deductions:				
Decrease in surplus due to deconsolidated companies	23	—	(23)	—
Transfer to reserve for policyholder dividends	39,536	33,249	(6,286)	*249,523*
Transfer to reserve for redemption of fund	6,800	6,800	—	*51,031*
Interest on fund	364	181	(182)	*1,358*
Bonus to directors	72	65	(6)	*487*
Bonus to corporate auditors	13	13	—	*97*
Other	0	—	(0)	—
Total deductions	46,810	40,310	(6,499)	*302,514*
Net income	26,245	9,541	(16,703)	*71,602*
Balance at end of year	¥ 126,145	¥ 95,376	¥ (30,768)	*$ 715,767*

See notes to consolidated financial statements.

DAIDO LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended 31st March,			
	2001	2002		*2002*
	(Millions of yen)	(Millions of yen)	Increase (decrease)	*(Thousands of U.S. dollars)*
Cash flows from operating activities:				
Income before income taxes	¥ 22,523	¥ 16,871	¥ (5,651)	*$ 126,611*
Depreciation of real estate for rent	3,532	3,250	(282)	*24,390*
Other depreciation and amortisation	9,513	7,077	(2,435)	*53,110*
Increase (decrease) in reserve for outstanding claims	(2,206)	3,703	5,910	*27,789*
Increase in policy reserve	133,025	26,289	(106,735)	*197,290*
Increase in interest portion of reserve for policyholder dividends	1,537	1,550	12	*11,632*
Increase (decrease) in reserve for possible loan losses	3,055	(5,844)	(8,899)	*(43,857)*
Write-off of loans	—	3,621	3,621	*27,174*
Increase in reserve for employees' retirement benefits	31,064	1,445	(29,618)	*10,844*
Increase (decrease) in reserve for losses on sale of loans	(5,413)	0	5,413	*0*
Increase in allowance for policyholder dividends	—	30,662	30,662	*230,108*
Increase in reserve for price fluctuations	1,358	1,330	(28)	*9,981*
Interest, dividends and income from real estate for rent	(150,043)	(155,683)	(5,640)	*(1,168,352)*
(Gains) losses on securities investment	(3,624)	42,347	45,971	*317,801*
Interest expense	173	68	(104)	*510*
Exchange losses	3,099	3,326	226	*24,960*
(Gains) losses on sale or disposal of property and equipment	27,241	(989)	(28,231)	*(7,422)*
Equity in net income of affiliated companies	(265)	(195)	70	*(1,463)*
(Increase) decrease in amount due from agency	0	(2,409)	(2,409)	*(18,078)*
Increase in amount due from reinsurers	(202)	(323)	(121)	*(2,424)*
(Increase) decrease in other assets	4,012	(3,373)	(7,385)	*(25,313)*
Increase in amount due to agency	0	0	0	*0*
Increase (decrease) in amount due to reinsurers	137	(43)	(180)	*(322)*
Increase in other liabilities	3,805	2,758	(1,046)	*20,697*
Other, net	16,661	57,855	41,194	*434,183*
Sub-total	98,984	33,299	(65,685)	*249,898*
Interest and dividends and income from real estate for rent received	161,671	164,501	2,830	*1,234,529*
Interest paid	(207)	(57)	149	*(427)*
Policyholder dividends	(39,334)	(34,533)	4,801	*(259,159)*
Other, net	4,665	(43,066)	(47,732)	*(323,196)*
Income taxes paid	(4,922)	(19,304)	(14,381)	*(144,870)*
Net cash provided by operating activities	¥ 220,856	¥ 100,838	¥(120,017)	*$ 756,757*

(Continued)

DAIDO LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Years ended 31st March,			
	2001	2002		*2002*
	(Millions of yen)	(Millions of yen)	Increase (decrease)	*(Thousands of U.S. dollars)*
Cash flows from investing activities:				
Net (increase) decrease in short-term investments	¥ 107	¥ (3,790)	¥ (3,897)	*$ (28,442)*
Proceeds from sale and redemption of monetary claims purchased	1,000	2,200	1,200	*16,510*
Investments in monetary trusts	(40,300)	(38,000)	2,300	*(285,178)*
Proceeds from monetary trusts	7,641	134,731	127,089	*1,011,114*
Purchase of securities	(1,283,972)	(2,170,659)	(886,686)	*(16,290,123)*
Sale and redemption of securities	1,330,203	1,865,697	535,494	*14,001,478*
Investments in loans	(366,569)	(351,733)	14,836	*(2,639,647)*
Collections on loans	366,887	320,301	(46,586)	*2,403,759*
Increase (decrease) in cash collateral received under security lending contracts	(24,442)	91,337	115,780	*685,455*
Sub-total	(9,444)	(149,914)	(140,469)	*(1,125,058)*
Total of net cash provided by (used in) operating activities and investment transactions as above	211,411	(49,076)	(260,487)	*(368,300)*
Purchase of property and equipment	(10,383)	(13,909)	(3,525)	*(104,382)*
Proceeds from sale of property and equipment	7,814	3,763	(4,051)	*28,240*
Net cash paid related to sale of subsidiaries	(3,299)	—	3,299	*—*
Net cash used in investing activities	(15,314)	(160,061)	(144,747)	*(1,201,208)*
Cash flows from financing activities:				
Redemption of commercial paper	—	(30,000)	(30,000)	*(225,140)*
Repayments of debt	(5)	(57)	(52)	*(427)*
Repayments of fund	(6,800)	(6,800)	—	*(51,031)*
Interest paid related to fund	(364)	(181)	182	*(1,358)*
Dividends paid to minority interests	(2)	(2)	0	*(15)*
Other, net	(371)	—	371	*—*
Net cash used in financing activities	(7,544)	(37,042)	(29,497)	*(277,988)*
Effect of exchange rate changes on cash and cash equivalents	(3,096)	(3,349)	(252)	*(25,133)*
Net increase (decrease) in cash and cash equivalents	194,901	(99,614)	(294,515)	*(747,572)*
Cash and cash equivalents at beginning of year	300,714	496,091	195,377	*3,723,009*
Increase in cash and cash equivalents due to newly consolidated subsidiaries	476	—	(476)	*—*
Cash and cash equivalents at end of year (Note 14)	¥ 496,091	¥ 396,477	¥ (99,614)	*$ 2,975,437*

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation since 1st April, 2002.

The accompanying consolidated financial statements are compiled from those prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarised for readers outside Japan. Such consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for the year ended 31st March, 2001 and 2002 were 8 and 12, respectively.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended 31st March, 2001 and 2002 were 5 and 9, respectively. T&D Financial Life Insurance Company and T&D Information Systems, Ltd. have been accounted for under the equity method since 1st October, 2001 due to the purchase of shares on 17th October, 2001 and 12th October, 2001, respectively. As a result of the purchase of T&D Information Systems, Ltd.'s shares, subsidiaries of T&D Information Systems, Ltd., T&D Information System Service Co., Ltd. and T&D Premium Collection Service Co., Ltd., are also accounted for under the equity method effective 1st October, 2001.

The financial statements of a subsidiary and affiliates located outside Japan are prepared for the year ending 31st December. Appropriate adjustments were made for material transactions from 31st December to 31st March, which is the date of the consolidated financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's subsidiary and affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in

accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency denominated financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

Effective 1st April, 2001, the Company adopted a revised accounting standard for foreign currency transactions. There were, however, no material effects due to the adoption of this standard.

(d) Investments in securities other than subsidiaries and affiliates

In accordance with the new accounting standards for financial instruments, which have been effective since 1st April, 2000 investments in securities are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair value ("marketable available-for-sale securities") are stated at fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered as a permanent impairment, in which case such declines are recorded as devaluation losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair value are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined on the moving average method.

Prior to the adoption of the new accounting standards, marketable equity securities, securities in monetary trusts and certain listed securities in domestic markets such as foreign currency securities, convertible bonds and bonds with warrants were stated at the lower of cost or market value, and all other securities were stated at cost. Cost was determined on a moving average method. The effect of the adoption of the new accounting standards was to increase income before income taxes by ¥74,701 million for the year ended 31st March, 2001.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company, which is mainly based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualisation. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Since the Company

converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002, the Company has accrued policyholder dividends for the year ended 31st March, 2002 through this allowance.

Allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from 1st April, 2002.

(h) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co. Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(j) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 31st March, 2001 and 2002 were ¥90,646 million and ¥95,835 million (*U.S. $719,212 thousand*), respectively.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has adopted new accounting standards for financial instruments since 1st April, 2000. As a result, realised and unrealised changes in the fair value of outstanding derivative financial instruments as of 31st March, 2001 were recognised in income, except for derivative financial instruments qualified for hedging purposes. Before the adoption of the new accounting standards, gains and losses resulting from derivative financial instruments were generally not revalued but were recognised on a settlement basis. As a result of the adoption of the new accounting standards, income before income taxes decreased by ¥5,290 million for the year ended 31st March, 2001.

The Company applies hedge accounting for certain derivative financial instruments that are specifically identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

Under new accounting standards, outstanding derivative financial instruments, which are not qualified as hedging instruments under hedge accounting, are revalued at fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposure, although they do not meet the hedging criteria under the new accounting standards. Derivative financial instruments, which are specifically

identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-creditable portions of consumption taxes paid for the purchase of property and equipment etc. are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(n) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at ¥133.25 = US$1, which is the approximate rate prevailing at 31st March, 2002. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Income from Insurance Premiums

Income from insurance premiums include ceding reinsurance commissions amounting to ¥1,050 million and ¥1,564 million (*U.S.$11,737 thousand*) for the years ended 31st March, 2001 and 2002, respectively.

4. Investment Income and Expenses

The following information summarises the components of investment income and expenses:

	Years ended 31st March,		
	2001	2002	*2002*
	(Millions of yen)	(Millions of yen)	*(Thousands of U.S. dollars)*
Interest, dividends and income from real estate for rent	¥ 150,043	¥ 155,683	*$1,168,352*
Gains on investments in trading securities, net	—	592	*4,442*
Gains on sale of securities	37,145	88,599	*664,908*
Other investment income	226	1,229	*9,223*
Gains from special accounts, net	4,097	—	—
Total Investment Income/Gains	¥ 191,512	¥ 246,104	*$1,846,934*
Interest expense	173	68	*510*
Losses from monetary trusts, net	1,772	30,189	*226,559*
Losses on investments in trading securities, net	3,364	—	—
Losses on sale of securities	25,139	56,136	*421,283*
Devaluation losses on securities	10,788	54,222	*406,919*
Losses from derivatives, net	12,506	25,925	*194,559*
Foreign exchange losses, net	2,620	10,034	*75,302*
Provision for reserve for possible loan losses	3,055	—	—
Write-off of loans	—	3,621	*27,174*
Depreciation of real estate for rent	3,532	3,250	*24,390*
Other investment expenses	2,748	3,282	*24,630*
Losses from special accounts, net	—	18,879	*141,681*
Total Investment Expenses/Losses	¥ 65,702	¥ 205,609	*$1,543,031*

5. Investment in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Securities:			
Trading	¥ 258,247	¥ 262,759	*$ 1,971,924*
Available-for-sale:			
with fair value	1,047,491	2,210,754	*16,591,024*
without fair value	47,740	88,280	*662,514*
Sub-total	1,095,231	2,299,034	*17,253,538*
Held-to-maturity	2,398,535	1,491,845	*11,195,834*
Total	¥3,752,015	¥4,053,640	*$30,421,313*
Monetary trusts:			
Trading	¥ 42,322	¥ 22,949	*$ 172,225*
Available-for-sale	205,577	72,246	*542,183*
Total	¥ 247,899	¥ 95,195	*$ 714,409*

Investments in trading securities held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001	
	Fair value	Unrealised Gain (Losses)
	(Millions of yen)	
Securities	¥ 258,247	¥ 13
Monetary trusts	42,322	(12,501)
Total	¥ 300,569	¥ (12,488)

	As of 31st March, 2002	
	Fair value	Unrealised Gain (Losses)
	(Millions of yen)	
Securities	¥ 262,759	¥ 2,667
Monetary trusts	22,949	(94)
Total	¥ 285,708	¥ 2,573

	As of 31st March, 2002	
	Fair value	*Unrealised Gain (Losses)*
	(Thousands of U.S. dollars)	
Securities	*$ 1,971,924*	*$ 20,015*
Monetary trusts	*172,225*	*(705)*
Total	*$ 2,144,150*	*$ 19,309*

Investments in held-to-maturity securities and marketable available-for-sale securities held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March, 2001		
	Amortised Cost	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds			
Corporate bonds	¥ 930,901	¥ 54,331	¥ (179)
Municipal bonds	1,198,085	73,142	(13)
Government bonds	179,597	31,846	—
Sub-total	2,308,584	159,320	(193)
Foreign bonds	89,949	3,374	(27)
Total	¥2,398,535	¥ 162,694	¥ (220)

	As of 31st March, 2001		
	Carrying Amount	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Marketable available-for-sale:			
Domestic bonds			
Corporate bonds	¥ 33,714	¥ 555	¥ (9)
Government bonds	198,892	5,360	(107)
Sub-total	232,606	5,916	(117)
Domestic stocks	372,112	92,689	(44,071)
Foreign bonds	210,366	23,555	(75)
Foreign stocks	3,486	2,449	—
Other foreign securities	120,261	6,681	(238)
Other securities	108,655	366	(6,134)
Total	¥1,047,491	¥ 131,658	¥ (50,638)

	As of 31st March, 2002		
	Amortised Cost	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Held-to-maturity:			
Domestic bonds			
Corporate bonds	¥ 620,913	¥ 24,804	¥ (2,035)
Municipal bonds	698,994	35,959	(458)
Government bonds	111,904	17,147	—
Sub-total	1,431,812	77,911	(2,493)
Foreign bonds	60,031	1,203	(447)
Total	¥ 1,491,845	¥ 79,115	¥ (2,941)

	As of 31st March, 2002		
	Carrying Amount	Gross Unrealised Gains	Gross Unrealised Losses
	(Millions of yen)		
Marketable available-for-sale:			
Domestic bonds			
Corporate bonds	¥ 438,448	¥ 16,095	¥ (1,250)
Municipal bonds	620,846	28,879	(448)
Government bonds	462,797	12,902	(140)
Sub-total	1,522,093	57,877	(1,838)
Domestic stocks	278,384	32,784	(14,831)
Foreign bonds	258,740	2,745	(3,659)
Foreign stocks	974	2	(71)
Other foreign securities	31,005	390	(799)
Other securities	119,553	175	(8,776)
Total	¥ 2,210,754	¥ 93,976	¥ (29,977)

	As of 31st March, 2002		
	Amortised Cost	*Gross Unrealised Gains*	*Gross Unrealised Losses*
	(Thousands of U.S. dollars)		
Held-to-maturity:			
Domestic bonds			
Corporate bonds	*$ 4,659,759*	*$ 186,146*	*$ (15,272)*
Municipal bonds	*5,245,733*	*269,861*	*(3,437)*
Government bonds	*839,804*	*128,682*	—
Sub-total	*10,745,305*	*584,697*	*(18,709)*
Foreign bonds	*450,514*	*9,028*	*(3,354)*
Total	*$11,195,834*	*$ 593,733*	*$ (22,071)*

	As of 31st March, 2002		
	Carrying Amount	*Gross Unrealised Gains*	*Gross Unrealised Losses*
	(Thousands of U.S. dollars)		
Marketable available-for-sale:			
Domestic bonds			
Corporate bonds	*$3,290,416*	*$ 120,787*	*$ (9,380)*
Municipal bonds	*4,659,257*	*216,727*	*(3,362)*
Government bonds	*3,473,148*	*96,825*	*(1,050)*
Sub-total	*11,422,836*	*434,348*	*(13,793)*
Domestic stocks	*2,089,185*	*246,033*	*(111,302)*
Foreign bonds	*1,941,763*	*20,600*	*(27,459)*
Foreign stocks	*7,309*	*15*	*(532)*
Other foreign securities	*232,682*	*2,926*	*(5,996)*
Other securities	*897,208*	*1,313*	*(65,861)*
Total	*$16,591,024*	*$ 705,260*	*$(224,968)*

Net unrealised gains and losses on monetary trusts classified as available-for-sale securities are summarised as follows:

	As of 31st March,		
	2002	2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying amount	¥ 205,577	¥ 72,246	*$ 542,183*
Net unrealised gains (losses)	(18,037)	398	*2,986*

Available-for-sale securities without readily obtainable fair value held by the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March,		
	2002	2001	2002
	(Millions of yen)		*(Thousands of U.S. dollars)*
Unlisted domestic stocks	¥ 8,729	¥ 10,767	*$ 80,803*
Unlisted foreign stocks	30,000	60,000	*450,281*
Other foreign securities	5,970	7,451	*55,917*
Other securities	1,756	3,098	*23,249*
Investments in affiliates	1,285	6,964	*52,262*
Total	¥ 47,740	¥ 88,280	*$662,514*

Gross gains of ¥37,200 million and ¥88,599 million (*U.S.$664,908 thousand*), and gross losses of ¥24,951 million and ¥56,136 million (*U.S.$421,282 thousand*) were realised on the sale of available-for-sale securities for the year ended 31st March, 2001 and 2002, respectively.

The carrying value of bonds classified as held-to-maturity and available-for-sale at 31st March, 2001 and 2002, by contractual maturity date, is shown below:

	As of 31st March, 2001				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Held-to-maturity and available-for-sale:					
Government bonds	¥ 7,375	¥ 163,680	¥ 188,230	¥ 19,204	¥ 378,489
Municipal bonds	60,113	559,753	574,012	4,205	1,198,083
Corporate bonds	132,631	446,027	347,569	38,388	964,615
Foreign bonds	29,884	91,076	127,796	51,558	300,314
Total	¥ 230,005	¥ 1,260,537	¥ 1,237,610	¥ 113,357	¥ 2,841,509

	As of 31st March, 2002				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Millions of yen)				
Held-to-maturity and available-for-sale:					
Government bonds	¥ 119,840	¥ 203,699	¥ 244,605	¥ 6,559	¥ 574,703
Municipal bonds	110,190	563,814	641,493	5,262	1,320,759
Corporate bonds	114,815	417,641	445,178	80,807	1,058,441
Foreign bonds	69,178	138,442	111,151	—	318,771
Total	¥ 414,025	¥ 1,323,597	¥ 1,442,429	¥ 92,628	¥ 3,272,679

	As of 31st March, 2002				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Thousands of U.S. dollars)				
Held-to-maturity and available-for-sale:					
Government bonds	$ 899,362	$ 1,528,697	$ 1,835,684	$ 49,223	$ 4,312,968
Municipal bonds	826,941	4,231,249	4,814,206	39,489	9,911,887
Corporate bonds	861,651	3,134,266	3,340,923	606,431	7,943,272
Foreign bonds	519,159	1,038,964	834,153	—	2,392,277
Total	$3,107,129	$ 9,933,185	$10,824,983	$ 695,144	$24,560,442

Bonds amounting to ¥59,661 million and ¥182,189 million (*U.S.$1,367,272 thousand*) were loaned under lending contracts as of 31st March, 2001 and 2002, respectively.

During the year ended 31st March, 2002, held-to-maturity securities with a carrying amount of ¥1,113,483 million (*U.S.$8,356,345 thousand*) held with respect to the Company's group annuity business were reclassified into available-for-sale securities. This reclassification was to sustain an appropriate level of liquidity in order to deal with large potential shifts in the size of its group annuity business of interest rates increase significantly in the future.

As a result of this reclassification, securities and net unrealised gains of securities increased by ¥53,736 million (*U.S.$403,272 thousand*) and ¥34,332 million (*U.S.$257,651 thousand*), respectively.

6. Loans

Delinquent loans of the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March,		
	2001	2002	2002
	(Millions of yen)		(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 1,229	¥ 472	$ 3,542
Past due loans	15,720	10,765	80,787
Loans over due for three months or more	363	296	2,221
Restructured loans	8,319	3,378	25,350
Total	¥ 25,632	¥ 14,913	$111,917

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 31st March, 2001 and 2002 amounted to ¥4,968 million and ¥5,067 million (*U.S.$38,026 thousand*), respectively. Past due loans also

decreased due to write-offs in the amounts of ¥5,102 million and ¥3,824 million (*U.S.$28,697 thousand*) as of 31st March, 2001 and 2002, respectively.

The Company's outstanding loan commitments with borrowers are summarised as follows:

	As of 31st March, 2002	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Total loan commitment	¥ 1,400	*$ 10,506*
Less amount draw down	(240)	*(1,801)*
Residual loan commitment	¥ 1,160	*$ 8,705*

Based on the agreement, the draw down of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

7. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analysing the risk related to the total assets of the Company, including derivative financial instruments, and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and, the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of 31st March, 2001 and 2002, respectively. Notional amounts do not represent exposure to credit loss.

	As of 31st March, 2001			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interests rate swaps	¥ 64,400	¥ 2,400	¥ (1,502)	¥ (1,502)
Interest rate caps	—	1,000	0	0
Foreign exchange contracts sold	—	122,675	124,893	(2,218)
Foreign exchange contracts bought	—	67	68	0
Total valuation gains (losses)				¥ (3,720)

	As of 31st March, 2002			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Stock index future sold	¥ —	¥ 65,843	¥ 64,983	¥ 859
Interests rate swaps	61,800	2,600	(1,423)	(1,423)
Foreign exchange contracts sold	—	73,653	75,594	(1,941)
Foreign exchange contracts bought	—	380	381	1
Total valuation gains (losses)				¥ (2,504)

	As of 31st March, 2002			
	Notional amounts		*Current market or fair value*	*Valuation gains (losses)*
	Over one year	*One year or less*		
	(Thousands of U.S. dollars)			
Stock index future sold	*$ —*	*$ 494,131*	*$ 487,677*	*$ 6,446*
Interests rate swaps	*463,789*	*19,512*	*(10,679)*	*(10,679)*
Foreign exchange contracts sold	*—*	*552,742*	*567,309*	*(14,566)*
Foreign exchange contracts bought	*—*	*2,851*	*2,859*	*7*
Total valuation gains (losses)				*$ (18,791)*

The notional amounts and average fixed interest rates of interest rate swaps by maturities at 31st March, 2001 and 2002 are as follows:

	One year or less	After one year through three years	After three years	Total
2001:				
Notional amount (Millions of yen)	¥ 2,400	¥ 35,200	¥ 29,200	¥ 66,800
Average fixed interest rate to be received (%)	0.13	1.64	1.40	1.48
Average fixed interest rate to be paid (%)	1.97	2.17	2.21	2.18
2002:				
Notional amount (Millions of yen)	¥ 2,600	¥ 55,200	¥ 6,600	¥ 64,400
(Thousands of U.S. dollars)	*$ 19,512*	*$ 414,258*	*$ 49,530*	*$ 483,302*
Average fixed interest rate to be received (%)	0.10	1.20	0.10	1.04
Average fixed interest rate to be paid (%)	1.97	2.22	1.97	2.19

8. Special Accounts

The balance sheets include assets and the same amount of liabilities related to special accounts, amounting to ¥252,043 million and ¥235,938 million (*U.S.$1,770,641 thousand*) as of 31st March, 2001 and 2002, respectively.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders.

All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

9. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income which, in the aggregate, resulted in a normal statutory tax rate of approximately 36.1% for the years ended 31st March, 2001 and 2002.

The effective tax rates for the years ended 31st March, 2001 and 2002 differ from the normal statutory rate for the following reasons:

	For the years ended 31st March,	
	2001	**2002**
Statutory tax rate	36.1%	36.1%
Permanent differences such as entertainment expenses	2.4	3.4
Reserve for policyholder dividends	(53.3)	—
Other	(2.3)	3.0
Effective tax rate	(17.1)	42.5

Significant components of deferred tax assets and liabilities of the Company and its subsidiaries as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March,		
	2002	**2001**	***2002***
	(Millions of yen)		*(Thousands of U.S. dollars)*
Deferred tax assets:			
Policy reserves	¥ 42,065	¥ 34,392	*$ 258,101*
Devaluation losses on securities	4,934	20,245	*151,932*
Reserve for employees' retirement benefits	19,081	19,970	*149,868*
Unrealised losses on available-for-sale securities	28,133	10,932	*82,041*
Reserve for price fluctuations	9,648	10,125	*75,984*
Reserve for possible loan losses	8,371	5,376	*40,345*
Other	6,704	3,709	*27,834*
Total deferred tax assets	¥ 118,939	¥ 104,752	*$ 786,131*
Valuation allowance	—	(0)	*(0)*
Net deferred tax assets	118,939	104,751	*786,123*
Deferred tax liabilities:			
Unrealised gain on available-for-sale securities	¥ (50,956)	¥ (34,396)	*$ (258,131)*
Deferred gain on sale of real estate	(563)	(563)	*(4,225)*
Other	(4)	(2)	*(15)*
Total deferred tax liabilities	(51,524)	(34,961)	*(262,371)*
Net deferred tax asset	¥ 67,414	¥ 69,789	*$ 523,744*

10. Reserve for Employees' Retirement Benefits

The Company and its subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

Effective 1st April, 2000, the Company adopted new accounting standards for employees' retirement benefits. The new accounting standards require the establishment of a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial value of the retirement benefit obligations and the pension assets. A transition obligation amounting to ¥31,591 million was fully recognised and was charged to income as extraordinary losses for the year ended 31st March, 2001.

The Company amended the plan as of 1st April, 2001. The prior service cost related to the plan amendment was charged to income for the year ended 31st March, 2002.

The components of net periodic pension cost for the year ended 31st March, 2001 and 2002 are summarised below:

	For the years ended 31st March,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Service cost	¥ 3,372	¥ 3,209	*$ 24,082*
Interest cost	1,629	1,642	*12,322*
Expected return on assets	(111)	(131)	*(983)*
Amortisation of unrecognised net gain	(367)	1,008	*7,564*
Amortisation of prior service cost	—	254	*1,906*
Net periodic pension cost	4,523	5,984	*44,908*
Amortisation of transition obligation	31,591	—	*—*
Total pension cost	¥ 36,114	¥ 5,984	*$ 44,908*

Assumptions used in accounting for the plans were as follows:

	For the year ended 31st March,	
	2001	2002
Discount rate	2.5%	2.5%
Expected long-term rate of return on assets	2.5%	2.5%

The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss are charged or credited to income when recognised.

The plans' funded status as of 31st March, 2001 and 2002 are summarised below:

	As of 31st March,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Projected benefit obligation	¥ 65,462	¥ 67,118	*$ 503,699*
Plan assets	(5,242)	(5,452)	*(40,915)*
Unrecognised net gain or loss	—	—	*—*
Reserve for retirement benefits	¥ 60,219	¥ 61,665	*$ 462,776*

Directors and corporate auditors are not covered by the plans described above. Benefits paid to directors and corporate auditors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

11. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for the year ended 31st March, 2001 and 2002 are as follows:

	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Balance at beginning of year	¥ 111,921	¥ 113,619	*$ 852,675*
Transfer to reserves from surplus in previous year	39,536	33,249	*249,523*
Policyholder dividends	(39,334)	(34,533)	*(259,159)*
Increase in interest	1,537	1,550	*11,632*
Other	(41)	(227)	*(1,703)*
Balance at end of year	¥ 113,619	¥ 113,659	*$ 852,975*

12. Extraordinary gains and losses

Extraordinary gains for the years ended 31st March, 2001 and 2002 are as follows:

	For the years ended 31st March,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gains on sale of property, equipment and loans	¥ 2,777	¥ 1,986	*$ 14,904*
Reversal of reserve for possible loan losses	—	4,236	*31,789*
Reversal of reserve for losses on sale of loans	499	—	—
Recoveries from bad debts previously written-off	321	608	*4,562*
Gains on sale of affiliated company's stock	50	—	—
Gains on changes in equity of affiliated companies	1,624	—	—
Other	17	—	—
Total Extraordinary Gains	¥ 5,290	¥ 6,832	*$ 51,272*

Extraordinary losses for the years ended 31st March, 2001 and 2002 are as follows:

	For the years ended 31st March,		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Losses on sale, disposal and devaluation of property and equipment	¥ 30,569	¥ 1,689	*$ 12,675*
Provision for reserve for losses on sale of loans	—	0	*0*
Provision for allowance for policyholder dividends	—	30,662	*230,108*
Provision for price fluctuation reserve	1,358	1,330	*9,981*
Social service contribution	295	316	*2,371*
Cumulative effect of prior years provision for employees' retirement benefits due to adoption of the new accounting standards	31,591	—	—
Other	3,114	—	—
Total Extraordinary Losses	¥ 66,928	¥ 33,998	*$ 255,144*

13. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥5,066 million and ¥4,395 million (*U.S.$32,983 thousand*) as of 31st March, 2001 and 2002, respectively. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥16,630 million and ¥14,970 million (*U.S.$112,345 thousand*) as of 31st March, 2001 and 2002, respectively. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥23,394 million and ¥35,354 million (*U.S.$265,320 thousand*) of the Company's investments in securities were pledged mainly for the benefit of the Policyholder Protection Corporation as of 31st March, 2001 and 2002, respectively in order to secure such future contribution.

14. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of 31st March, 2002		
	2001	2002	*2002*
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and deposits	¥ 246,252	¥ 178,391	*$ 1,338,769*
Less deposits with an original maturity more than three months	(3,556)	(7,609)	*(57,103)*
Call loan	228,500	184,000	*1,380,863*
Monetary claims purchased	27,795	42,394	*318,153*
Less monetary claims purchased with an original maturity more than three months	(2,900)	(700)	*(5,253)*
Cash and cash equivalents	¥ 496,091	¥ 396,477	*$ 2,975,437*

15. Segment Information

Segment information is not required to be disclosed as ordinary revenue and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenue and total assets, respectively.

16. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on 1st April, 2002.

(1) Subscribed capital

Equity in the balance sheet of the Company as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

As of 31st March, 2002 Description	Amount	As of 1st April, 2002 Description	Amount
	(Millions of yen)		
(Equity)		(Equity)	
Legal reserve		Subscribed Capital	¥ 75,000
Revaluation reserve	¥ 53	Legal reserve	
Reserve for redemption of fund	35,000	Capital reserve	54
Legal reserve for future losses	1,018	Appropriated legal reserve	1,018
Total Legal reserve	36,071	Total Legal reserve	1,072
Surplus		Surplus	
Appropriated retained earnings	63,635	Appropriated retained earnings	18,074
Unappropriated retained earnings	22,766	Unappropriated retained earnings	22,766
Total Surplus	86,402	Total Surplus	40,841
Net unrealised gains on securities	41,514	Net unrealised gains on securities	41,514
Total Equity	¥ 163,988	Total Equity	¥ 158,428

As of 31st March, 2002		As of 1st April, 2002	
Description	*Amount*	*Description*	*Amount*
	(Thousands of U.S. dollars)		
(Equity)		(Equity)	
Legal reserve		Subscribed Capital	$ 562,851
Revaluation reserve	$ 397	Legal reserve	
Reserve for redemption of fund	262,664	Capital reserve	405
Legal reserve for future losses	7,639	Appropriated legal reserve	7,639
Total Legal reserve	270,701	Total Legal reserve	8,045
Surplus		Surplus	
Appropriated retained earnings	477,560	Appropriated retained earnings	135,639
Unappropriated retained earnings	170,851	Unappropriated retained earnings	170,851
Total Surplus	648,420	Total Surplus	306,499
Net unrealised gains on securities	311,549	Net unrealised gains on securities	311,549
Total Equity	$1,230,679	Total Equity	$1,188,953

Note: For total equity as of 1st April, 2002, ¥5,560 million (U.S.$41,726 thousand) has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

These adjustments would effect to the equity of the consolidated balance sheet as follows:

As of 31st March, 2002		**As of 1st April, 2002**	
Description	**Amount**	**Description**	**Amount**
	(Millions of yen)		
(Equity)		(Equity)	
Revaluation reserve	¥ 53	Subscribed Capital	¥ 75,000
Reserve for redemption of fund	35,000	Capital reserve	54
Surplus	95,376	Surplus	49,815
Net unrealised gains on securities	41,641	Net unrealised gains on securities	41,641
Translation adjustments	479	Translation adjustments	479
Total Equity	¥ 172,551	Total Equity	¥ 166,991

As of 31st March, 2002		*As of 1st April, 2002*	
Description	*Amount*	*Description*	*Amount*
	(Thousands of U.S. dollars)		
(Equity)		(Equity)	
Revaluation reserve	$ 397	Subscribed Capital	$ 562,851
Reserve for redemption of fund	262,664	Capital reserve	405
Surplus	715,767	Surplus	373,846
Net unrealised gains on securities	312,502	Net unrealised gains on securities	312,502
Translation adjustments	3,594	Translation adjustments	3,594
Total Equity	$1,294,941	Total Equity	$1,253,215

Note: For total equity as of 1st April, 2002, ¥5,560 million (U.S.$41,726 thousand) has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).

DAIDO LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of 31st March,		As of 30th September,				
	2002		2001		2002		2002
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%	*(Thousands of U.S. dollars)*
Assets:							
Cash and deposits	¥ 178,391	3.0	¥ 351,072	6.0	¥ 279,245	4.6	*$ 2,277,696*
Call loans	184,000	3.1	72,000	1.2	160,000	2.7	*1,305,057*
Monetary claims purchased	42,394	0.7	26,999	0.5	11,998	0.2	*97,869*
Monetary trusts	95,195	1.6	188,061	3.2	81,972	1.4	*668,621*
Securities	4,053,640	67.4	3,811,716	64.8	3,998,832	66.6	*32,616,905*
Loans	1,153,654	19.2	1,113,982	19.0	1,165,537	19.4	*9,506,830*
Property and equipment	184,226	3.1	178,307	3.0	177,652	3.0	*1,449,045*
Due from agency	2,409	0.0	0	0.0	2,395	0.0	*19,536*
Due from reinsurers	1,480	0.0	1,046	0.0	1,103	0.0	*9,003*
Other assets	56,863	0.9	54,719	0.9	56,369	0.9	*459,783*
Net deferred tax asset	69,789	1.2	94,739	1.6	79,167	1.3	*645,735*
Reserve for possible loan losses	(11,590)	(0.2)	(13,762)	(0.2)	(8,112)	(0.1)	*(66,166)*
Total assets	¥ 6,010,457	100.0	¥ 5,878,882	100.0	¥ 6,006,163	100.0	*$ 48,989,918*
Liabilities:							
Policy reserves							
Reserve for outstanding claims	¥ 47,805		¥ 41,566		¥ 43,945		*$ 358,446*
Policy reserve	5,381,993		5,331,483		5,404,576		*44,083,004*
Reserve for policyholder dividends	113,659		129,646		140,013		*1,142,038*
Total policy reserves	5,543,459	92.2	5,502,696	93.6	5,588,535	93.1	*45,583,489*
Due to agency	0	0.0	0	0.0	—	—	—
Due to reinsurers	699	0.0	1,122	0.0	666	0.0	*5,438*
Other liabilities	171,881	2.9	153,654	2.6	151,474	2.5	*1,235,519*
Reserve for employees' retirement benefits	61,665	1.0	60,396	1.0	61,816	1.0	*504,213*
Reserve for losses on sale of loans	63	0.0	62	0.0	63	0.0	*517*
Allowance for policyholder dividends	30,662	0.5	—	—	—	—	—
Reserve for price fluctuations	28,042	0.5	27,392	0.5	28,726	0.5	*234,308*
Total liabilities	5,836,472	97.1	5,745,325	97.7	5,831,283	97.1	*47,563,488*
Minority interests	1,433	0.0	1,466	0.0	—	—	—
Equity:							
Revaluation reserve	53	0.0	53	0.0	—	—	—
Reserve for redemption of fund	35,000	0.6	35,000	0.6	—	—	—
Surplus	95,376	1.6	95,851	1.7	—	—	—
Net unrealised gains on securities	41,641	0.7	1,050	0.0	—	—	—
Translation adjustments	479	0.0	136	0.0	—	—	—
Total equity	172,551	2.9	132,090	2.3	—	—	—
Capital	—	—	—	—	75,000	1.2	*611,745*
Capital surplus	—	—	—	—	54	0.0	*440*
Retained earnings	—	—	—	—	52,808	0.9	*430,735*
Net unrealised gains on securities	—	—	—	—	47,192	0.8	*384,929*
Translation adjustments	—	—	—	—	(174)	(0.0)	*(1,420)*
Total equity	—	—	—	—	174,880	2.9	*1,426,429*
Total liabilities, minority interests and equity	¥ 6,010,457	100.0	¥ 5,878,882	100.0	¥ 6,006,163	100.0	*$ 48,989,918*

See notes to unaudited consolidated interim financial statements.

DAIDO LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended 31st March, 2002		Six months ended 30th September, 2001		2002		2002
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%	*(Thousands of U.S. dollars)*
Ordinary revenue:							
Income from insurance premiums	¥1,059,445		¥ 504,180		¥515,888		*$4,207,898*
Investment income / Gains:							
Interest, dividends and income from real estate for rent	155,683		67,065		63,150		*515,092*
Gains on investments in trading securities, net	592		—		—		—
Gains on sale of securities	88,599		13,188		13,173		*107,454*
Gains from derivatives, net	—		7,014		15,135		*123,457*
Other investment income	1,229		128		334		*2,731*
Total Investment Income / Gains	246,104		87,397		91,794		*748,735*
Other ordinary income	10,537		32,155		9,555		*77,936*
Equity in net income of affiliated companies	195		40		—		—
Total ordinary revenue	1,316,283	100.0	623,773	100.0	617,238	100.0	*5,034,570*
Ordinary expenses:							
Insurance claims and other payments:							
Insurance claims	297,441		156,569		158,694		*1,294,405*
Annuity payments	22,768		10,859		13,188		*107,573*
Insurance benefits	266,487		129,697		127,794		*1,042,367*
Surrender payments	269,970		142,924		106,682		*870,164*
Other payments	50,776		25,142		27,162		*221,556*
Total insurance claims and other payments	907,444		465,193		433,521		*3,536,066*
Provision for policy and other reserves:							
Provision for outstanding claims	3,703		—		—		—
Provision for policy reserve	26,289		—		22,582		*184,198*
Interest portion of reserve for policyholder dividends	1,550		781		645		*5,265*
Total provision for policy and other reserves	31,543		781		23,228		*189,463*
Investment expenses / Losses:							
Interest expense	68		35		22		*180*
Losses from monetary trusts, net	30,189		17,286		6,696		*54,619*
Losses on investments in trading securities, net	—		286		3,826		*31,211*
Losses on sale of securities	56,136		12,744		7,270		*59,302*
Devaluation losses on securities	54,222		19,398		28,952		*236,153*
Losses from derivatives, net	25,925		—		—		—
Foreign exchange losses, net	10,034		3,920		366		*2,988*
Write-off of loans	3,621		317		58		*474*
Depreciation of real estate for rent	3,250		1,550		1,518		*12,386*
Other investment expenses	3,282		1,796		2,367		*19,308*
Losses from special accounts, net	18,879		27,403		22,543		*183,880*
Total investment expenses / Losses	205,609		84,740		73,622		*600,506*
Operating expenses	¥ 105,822		¥ 53,700		¥ 55,951		*$ 456,377*
Other ordinary expenses	¥ 21,824		¥ 10,437		¥ 10,036		*$ 81,863*
Equity in net loss of affiliated companies	—		—		1,599		*13,046*
Total ordinary expenses	1,272,245	96.7	614,853	98.6	597,959	96.9	*4,877,323*
Ordinary profit	44,037	3.3	8,919	1.4	19,278	3.1	*157,246*
Extraordinary gains:							
Gains on sale of property, equipment and loans	1,986		1,218		361		*2,951*
Reversal of reserve for possible loan losses	4,236		2,642		1,932		*15,764*
Recoveries from bad debts previously written-off	608		466		403		*3,293*
Other	—		—		38		*316*
Total extraordinary gains	6,832	0.6	4,328	0.7	2,737	0.5	*22,326*

DAIDO LIFE INSURANCE COMPANY
UNAUDITED STATEMENTS OF OPERATIONS (continued)

	Year ended 31st March, 2002		Six months ended 30th September,				
			2001		2002		2002
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%	*(Thousands of U.S. dollars)*
Extraordinary losses:							
Losses on sale, disposal and devaluation of property and equipment	1,689		828		3,314		*27,032*
Provision for reserve for losses on sale of loans	0		0		0		*3*
Provision for allowance for policyholder dividends	30,662		—		—		—
Provision for price fluctuation reserve	1,330		680		684		*5,580*
Social service contributions	316		316		—		—
Payment for 100th anniversary project	—		—		167		*1,369*
Total extraordinary losses	33,998	2.6	1,825	0.3	4,166	0.7	*33,985*
Provision for reserve for policyholder dividends	—	—	—	—	12,240	2.0	*99,842*
Income before income taxes	16,871	1.3	11,422	1.8	5,608	0.9	*45,745*
Income taxes:							
Current	10,130	0.8	6,413	1.0	15,011	2.4	*122,445*
Deferred	(2,961)	(0.2)	(5,063)	(0.8)	(12,470)	(2.0)	*(101,719)*
Minority interests	160	0.0	55	0.0	(0)	(0.0)	*(4)*
Net income	¥ 9,541	0.7	¥ 10,016	1.6	¥ 3,068	0.5	*$ 25,024*

See notes to unaudited consolidated interim financial statements.

DAIDO LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF SURPLUS

	Year ended 31st March,	Six months ended 30th September,		
	2002	2001	2002	2002
	(Millions of yen)	(Millions of yen)	(Millions of yen)	*(Thousands of U.S. dollars)*
Balance at beginning of year	¥126,145	¥126,145	¥ —	$ —
Deductions:				
Transfer to reserve for policyholder dividends	33,249	33,249	—	—
Transfer to reserve for redemption of fund	6,800	6,800	—	—
Interest on fund	181	181	—	—
Bonus to directors	65	65	—	—
Bonus to corporate auditors	13	13	—	—
Total deductions	40,310	40,310	—	—
Net income	9,541	10,016	—	—
Balance at end of period	¥ 95,376	¥ 95,851	¥ —	$ —
Capital surplus:				
Balance at beginning of year	—	—	54	*440*
Balance at end of period	¥ —	¥ —	¥ 54	*$ 440*
Retained earnings:				
Balance at beginning of year	—	—	49,815	*406,323*
Addition:				
Net income at end of 30th September	—	—	3,068	*25,024*
Deduction:				
Bonus to directors	—	—	65	*530*
Bonus to corporate auditors	—	—	10	*81*
Balance at end of period	¥ —	¥ —	¥52,808	*$ 430,735*

See notes to unaudited consolidated interim financial statements.

DAIDO LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended 31st March,	Six months ended 30th September,		
	2002	2001	2002	*2002*
	(Millions of yen)	(Millions of yen)	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash flows from operating activities:				
Income before income taxes	¥ 16,871	¥ 11,422	¥ 5,608	*$ 45,745*
Depreciation of real estate for rent	3,250	1,550	1,518	*12,386*
Amortisation of goodwill due to consolidation	5	—	(1,192)	*(9,726)*
Other depreciation and amortisation	7,072	3,577	3,317	*27,057*
Increase (decrease) in reserve for outstanding claims	3,703	(2,535)	(3,860)	*(31,487)*
Increase (decrease) in policy reserve	26,289	(24,220)	22,582	*184,198*
Interest portion of reserve for policyholder dividends	1,550	781	645	*5,265*
Provision for reserve for policyholder dividends	—	—	12,240	*99,842*
Decrease in reserve for possible loan losses	(5,844)	(4,208)	(1,934)	*(15,779)*
Write-off of loans	3,621	317	58	*474*
Increase in reserve for employees' retirement benefits	1,445	176	179	*1,464*
Increase in reserve for losses on sale of loans	0	0	0	*3*
Increase (decrease) in reserve for policyholder dividends	30,662	—	(30,662)	*(250,097)*
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	—	—	30,662	*250,097*
Increase in reserve for price fluctuations	1,330	680	684	*5,580*
Interest, dividends and income from real estate for rent	(155,683)	(67,065)	(63,150)	*(515,092)*
Losses on securities investment	42,347	46,644	49,657	*405,033*
Interest expense	68	35	22	*180*
Exchange losses	3,326	2,835	349	*2,847*
(Gains) losses on sale or disposal of property and equipment	(989)	(980)	2,890	*23,579*
Equity in net (income) loss of affiliated companies	(195)	(40)	1,599	*13,046*
(Increase) decrease in amount due from agency	(2,409)	(0)	14	*115*
(Increase) decrease in amount due from reinsurers	(323)	109	376	*3,069*
(Increase) decrease in other assets	(3,373)	2,248	(5,302)	*(43,249)*
Increase (decrease) in amount due to agency	0	0	(0)	*(0)*
Increase (decrease) in amount due to reinsurers	(43)	379	(32)	*(265)*
Increase (decrease) in other liabilities	2,758	(943)	(1,462)	*(11,925)*
Other, net	57,855	11,832	(6,351)	*(51,803)*
Sub-total	33,299	(17,402)	18,458	*150,561*
Interest and dividends and income from real estate for rent received	164,501	71,248	68,357	*557,566*
Interest paid	(57)	(24)	(23)	*(191)*
Dividends paid to policyholders	(34,533)	(17,982)	(17,328)	*(141,345)*
Other, net	(43,066)	(3,212)	14,337	*116,943*
Income taxes paid	(19,304)	(12,902)	(270)	*(2,205)*
Net cash provided by operating activities	¥ 100,838	¥ 19,724	¥ 83,530	*$ 681,329*

(Continued)

DAIDO LIFE INSURANCE COMPANY
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year ended 31st March,	Six months ended 30th September,		
	2002	2001	2002	2002
	(Millions of yen)	(Millions of yen)	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash flows from investing activities:				
Net (increase) decrease in short-term investments	¥ (3,790)	¥ 103	¥ (28)	*$ (234)*
Proceeds from sale and redemption of monetary claims purchased	2,200	900	700	*5,709*
Investments in monetary trust	(38,000)	(15,000)	(30,000)	*(244,698)*
Proceeds from monetary trust	134,731	40,000	20,000	*163,132*
Purchase of securities	(2,170,659)	(677,850)	(824,142)	*(6,722,205)*
Sale and redemption of securities	1,865,697	535,984	848,508	*6,920,946*
Investments in loans	(351,733)	(156,347)	(192,675)	*(1,571,581)*
Collections on loans	320,301	168,528	182,448	*1,488,159*
Increase (decrease) in cash collateral received under security lending contracts	91,337	42,919	(63,388)	*(517,034)*
Sub-total	(149,914)	(60,763)	(58,578)	*(477,805)*
Total of net cash provided by (used in) operating activities and investment transaction as above	(49,076)	(41,038)	24,952	*203,523*
Purchase of property and equipment	(13,909)	(2,011)	(2,690)	*(21,942)*
Proceeds from sale of property and equipment	3,763	1,320	368	*3,007*
Net cash paid related to sale of subsidiaries	—	—	937	*7,643*
Proceeds from business transfer	—	—	200	*1,636*
Net cash used in investing activities	(160,061)	(61,454)	(59,762)	*(487,460)*
Cash flows from financing activities:				
Proceeds from issuance of commercial paper	—	—	30,000	*244,698*
Payments related to redemption of commercial paper	(30,000)	—	—	—
Repayments of debt	(57)	(56)	(0)	*(8)*
Repayments of fund	(6,800)	(6,800)	—	—
Interest paid related to fund	(181)	(181)	—	—
Dividends paid to minority interests	(2)	(2)	(0)	*(6)*
Payments related to article 12 of implementation order for Insurance Business Law	—	—	(5,560)	*(45,353)*
Net cash provided by (used in) financing activities	(37,042)	(7,041)	24,437	*199,329*
Effect of exchange rate changes on cash and cash equivalents	(3,349)	(2,852)	(362)	*(2,955)*
Net increase (decrease) in cash and cash equivalents	(99,614)	(51,623)	47,843	*390,242*
Cash and cash equivalents at beginning of year	496,091	496,091	396,477	*3,233,909*
Cash and cash equivalents at end of period	¥ 396,477	¥ 444,467	¥ 444,321	*$ 3,624,152*

See notes to unaudited consolidated interim financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation since 1st April, 2002.

The accompanying consolidated financial statements are complied from those prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarised for readers outside Japan. Such consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for six months ended 30th September, 2002 was 11.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for six months ended 30th September, 2002 was 10.

Daido Life Investment Trust Management Co., Ltd has been accounted for under the equity method since 1st April, 2002 due to the sale of shares on 30th May, 2002. As of 1st July, 2002, Daido Life Investment Trust Management Co., Ltd. has been merged with T&D Taiyo Daido Asset Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. As a result, T&D Taiyo Daido Asset Management Co., Ltd. has been eliminated from the list of affiliated companies since 30th June, 2002. T&D Taiyo Daido Lease Co., Ltd. has been accounted for under the equity method since 30th September, 2002 due to the purchase of shares on 1st August, 2002.

The financial statements of a subsidiaries and affiliates located outside Japan are prepared for six months ended 30th June, 2002. Appropriate adjustments were made for material transactions from 30th June to 30th September, which is the date of the consolidated financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) *Foreign currency financial statements of consolidated subsidiaries*

Assets, liabilities, income and expenses of the Company's subsidiary and affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency denominated financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. During the six months ended 30th September, 2002, the Company and its subsidiaries have applied a stricter rule for impairment of marketable available-for-sale securities. This change was intended to improve quality of assets. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company, which is mainly based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for losses on sale of loans

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) Income taxes

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) Reserve for employees' retirement benefits

The Company and its subsidiaries maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 30th September, 2002 was ¥87,781 million *(U.S.$716,002 thousand).*

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the hedging criteria under the accounting standards. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Policyholder dividends

As described above, the Company converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002. Policyholder dividends are recorded on an accrual basis for a joint stock corporation. However, they are treated as an appropriation of surplus for a mutual company. Accordingly, for the six months ended 30th September, 2001, the Company did not charge policyholder dividends to income as the Company was a mutual company at that time. For the six months ended 30th September, 2002, the Company charged accrued policyholder dividends, calculated based on one half of the last year's policyholder dividends, to income.

Although the Company was a mutual company during the year ended 31st March, 2002, the Company charged accrued policyholder dividends for the year to income through provision for allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualisation.

(n) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-creditable portions of consumption taxes paid for the purchase of property and equipment etc. are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(o) Changes of presentation

In accordance with the change of disclosure requirement under the Securities and Exchange Law of Japan, equity of the balance sheet as of 30th September, 2002 and the consolidated statement of surplus for the six months ended 30th September, 2002 have been prepared under the revised rule.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥122.60 = U.S.$1, which is the approximate rate prevailing at September 30, 2002. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rate.

3. Investment in Securities and Monetary Trusts

Investments in securities and monetary trusts held by the Company and its subsidiaries as of 30th September, 2001, 2002 and 31st March, 2002 are summarised below:

	As of 30th September, 2001	
	Amortised Cost	Net Unrealised Gains (Losses)
	(Millions of yen)	
Held-to-maturity:		
Domestic bonds		
Corporate bonds	¥ 936,275	¥ 49,540
Municipal bonds	1,282,731	75,403
Government bonds	179,146	29,835
Sub-total	2,398,154	154,780
Foreign bonds	85,523	3,229
Total	¥ 2,483,677	¥ 158,009

	As of 30th September, 2001	
	Amortised Cost	Net Unrealised Gains (Losses)
	(Millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 33,143	¥ 535
Government bonds	203,546	3,829
Domestic stocks	322,925	18,990
Foreign bonds	244,133	9,675
Foreign stocks	2,515	1,325
Other foreign securities	120,079	7,683
Other securities	194,590	(10,081)
Sub-Total	1,120,933	31,958
Monetary trusts	138,164	(30,427)
Total	¥ 1,259,097	¥ 1,531

	As of 30th September, 2002			
	Amortised Cost	Net Unrealised Gains (Losses)	*Amortised Cost*	*Net Unrealised Gains (Losses)*
	(Millions of yen)		*(Thousands of U.S. dollars)*	
Held-to-maturity:				
Domestic bonds				
Corporate bonds	¥ 638,182	¥ 28,968	*$ 5,205,405*	*$ 236,285*
Municipal bonds	703,643	41,759	*5,739,340*	*340,618*
Government bonds	109,432	16,789	*892,600*	*136,946*
Sub-total	1,451,258	87,518	*11,837,346*	*713,851*
Foreign bonds	53,213	1,426	*434,038*	*11,636*
Total	¥ 1,504,471	¥ 88,944	*$ 12,271,385*	*$ 725,487*

	As of 30th September, 2002			
	Amortised Cost	Net Unrealised Gains (Losses)	*Amortised Cost*	*Net Unrealised Gains (Losses)*
	(Millions of yen)		*(Thousands of U.S. dollars)*	
Available-for-sale:				
Domestic bonds				
Corporate bonds	¥ 478,358	¥ 17,870	*$ 3,901,780*	*$ 145,765*
Municipal bonds	646,209	34,942	*5,270,877*	*285,009*
Government bonds	295,951	12,737	*2,413,963*	*103,895*
Domestic stocks	239,638	8,987	*1,954,636*	*73,304*
Foreign bonds	264,743	4,900	*2,159,408*	*39,968*
Foreign stocks	1,700	(219)	*13,873*	*(1,792)*
Other foreign securities	31,019	(65)	*253,011*	*(531)*
Other securities	209,744	(1,148)	*1,710,800*	*(9,367)*
Sub-Total	2,167,366	78,004	*17,678,352*	*636,251*
Monetary trusts	61,096	(5,085)	*498,343*	*(41,478)*
Total	¥ 2,228,462	¥ 72,919	*$ 18,176,695*	*$ 594,773*

	As of 31st March, 2002	
	Amortised Cost	Net Unrealised Gains (Losses)
	(Millions of yen)	
Held-to-maturity:		
Domestic bonds		
Corporate bonds	¥ 620,913	¥ 22,769
Municipal bonds	698,994	35,501
Government bonds	111,904	17,147
Sub-total	1,431,813	75,418
Foreign bonds	60,032	755
Total	¥ 1,491,845	¥ 76,173

	As of 31st March, 2002	
	Amortised Cost	Net Unrealised Gains (Losses)
	(Millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 438,449	¥ 14,845
Municipal bonds	620,846	28,431
Government bonds	462,798	12,762
Domestic stocks	278,384	17,953
Foreign bonds	258,740	(914)
Foreign stocks	974	(68)
Other foreign securities	31,005	(409)
Other securities	169,248	(8,600)
Sub-Total	2,260,448	63,999
Monetary trusts	71,946	398
Total	¥ 2,332,394	¥ 64,397

In the six months ended 30th September, 2002, the Company and its subsidiaries recognised devaluation losses on marketable available-for-sale securities and monetary trusts amounting to ¥17,934 million *(U.S.$146,281 thousand)* and ¥10,834 million *(U.S.$88,448 thousand)*, respectively. These relate to instances where the decline in the fair value of the securities exceeds 30% of the book value of the securities.

In addition to the table above, there are certain available-for-sale securities without readily obtainable fair value which can be summarised as follows:

	As of 31st March,	As of 30th September,		
	2002	2001	2002	*2002*
	(Millions of yen)			*(Thousands of U.S. dollars)*
Unlisted domestic stocks	¥ 10,767	¥ 8,208	¥ 10,945	*$ 89,271*
Unlisted foreign stocks	60,000	30,000	60,000	*489,396*
Other foreign securities	7,451	8,387	10,453	*85,268*
Other securities	3,098	1,491	3,167	*25,837*
Investments in affiliates	6,964	1,293	17,173	*140,080*
Total	¥ 88,280	¥ 49,379	¥ 101,738	*$ 829,853*

A part of bonds amounting to ¥97,707 million *(U.S.$79,184 thousand)* was loaned under lending contracts as of 30th September, 2002.

4. Loans

Delinquent loans of the Company and its subsidiaries as of 30th September, 2002 are summarised below.

	(Millions of yen)	*(Thousands of U.S. dollars)*
Loans to bankrupt companies	¥ 482	*$ 3,939*
Past due loans	8,703	*70,994*
Loans over due for three months or more	389	*3,177*
Restructured loans	2,244	*18,303*
Total	¥ 11,820	*$ 96,414*

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 30th September, 2002 amounted to ¥3,955 million *(U.S.$32,262 thousand)*. Past due loans also decreased due to write-offs in the amount of ¥4,659 million *(U.S.$38,009 thousand)* as of 30th September, 2002.

The Company's outstanding loan commitments with borrowers are summarised as follows:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Total loan commitment	¥ 3,575	*$ 29,159*
Lease amount draw down	(540)	*(4,404)*
Residual loan commitment	¥ 3,035	*$ 24,755*

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

5. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analyzing the risk related to the total assets of the Company, including derivative financial instruments and

periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting of the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of 30th September, 2001, 2002, and 31st March, 2002, respectively. Notional amounts do not represent exposure to credit loss.

	As of 30th September, 2001		
	Notional Amounts	Current market or fair value	Valuation gains (losses)
		(Millions of yen)	
Stock index future sold	¥ 44,459	¥ 43,645	¥ 814
Interests rate swaps	64,400	(1,550)	(1,550)
Foreign exchange contracts sold	195,673	197,304	(1,630)
Foreign exchange contracts bought	330	334	3
Total valuation gains (losses)			¥ (2,362)

	As of 30th September, 2002		
	Notional Amounts	Current market or fair value	Valuation gains (losses)
		(Millions of yen)	
Stock index future sold	¥ 98,060	¥ 97,966	¥ 94
Interests rate swaps	61,800	(1,388)	(1,388)
Foreign exchange contracts sold	162,244	165,467	(3,222)
Foreign exchange contracts bought	155	156	0
Total valuation gains (losses)			¥ (4,516)

	As of 30th September, 2002		
	Notional Amounts	*Current market or fair value*	*Valuation gains (losses)*
		(Thousands of U.S. dollars)	
Stock index future sold	*$ 799,838*	*$ 799,070*	*$ 768*
Interests rate swaps	*504,078*	*(11,322)*	*(11,322)*
Foreign exchange contracts sold	*1,323,366*	*1,349,652*	*(26,286)*
Foreign exchange contracts bought	*1,271*	*1,274*	*(3)*
Total valuation gains (losses)			*$ (36,842)*

	As of 31st March, 2002		
	Notional Amounts	Current market or fair value	Valuation gains (losses)
		(Millions of yen)	
Stock index future sold	¥ 65,843	¥ 64,983	¥ 859
Interests rate swaps	64,400	(1,423)	(1,423)
Foreign exchange contracts sold	73,653	75,594	(1,941)
Foreign exchange contracts bought	380	381	1
Total valuation gains (losses)			¥ (2,503)

As of 30th September, 2002, ¥13,959 million *(U.S.$113,861 thousand)* of the Company's investments in securities were used as substitution of margin for future contracts.

6. Special Accounts

The balance sheet includes ¥208,916 million *(U.S.$1,704,053 thousand)* of assets and liabilities in equal amounts related to special accounts, as of 30th September, 2002.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined the moving average method.

7. Reserve for Dividends to Policyholders

Changes in the reserve for policyholder dividends included in policy reserves for six months ended 30th September, 2002 is as follows:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Balance at beginning of year	¥ 113,659	*$ 927,077*
Transfer from allowance for policyholder dividends	30,662	*250,097*
Policyholder dividends	(17,328)	*(141,345)*
Increase in interest	645	*5,265*
Other	135	*1,101*
Provision of reserve for policyholder dividends	12,240	*99,842*
Balance at 30th September	¥ 140,013	*$1,142,038*

8. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥3,976 million *(U.S.$32,437 thousand)* as of 30th September, 2002. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,132 million *(U.S.$115,275 thousand)* as of 30th September, 2002. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥23,856 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 in order to secure such future contribution.

9. Consolidated Statement of Surplus

Equity in the balance sheet as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

These adjustments would effect to the equity of the consolidated balance sheet as follows:

As of 31st March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
	(Millions of yen)		
(Equity)		(Equity)	
Revaluation reserve	¥ 53	Capital	¥ 75,000
Reserve for redemption of fund	35,000	Capital Surplus	54
Surplus	95,376	Retained Earnings	49,815
Net unrealised gains on securities	41,641	Net unrealised gains on securities	41,641
Translation adjustments	479	Translation adjustments	479
Total Equity	¥ 172,551	Total Equity	¥ 166,991

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of 31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See below)

Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).

10. Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualisation. In addition, the Company did not hold any treasury stocks during the six months ended 30th September, 2002. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the six months ended 30th September, 2002 was ¥2,045.34. The net assets per share calculated based on the number of shares of common stock outstanding as of 30th September, 2002 was ¥116,586.87 *(U.S.$950.95)*.

11. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of 30th September, 2002	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash and deposits	¥ 279,245	*$ 2,277,696*
Less deposits with an original maturity more than three months	(6,923)	*(56,471)*
Call loan	160,000	*1,305,057*
Monetary claims purchased	11,998	*97,869*
Cash and cash equivalents	¥ 444,321	*$ 3,624,152*

12. Segment Information

Segment information is not required to be disclosed as ordinary revenue and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenue and total assets, respectively.

OPINION OF STEPHEN H. CONWILL, FSA, MAAA AND TOSHIYUKI IKUMA, FIAJ OF MILLIMAN JAPAN WITH RESPECT TO EMBEDDED VALUE

THIS PAGE IS INTENTIONALLY LEFT BLANK

Submitted to:
The Board of Directors
Taiyo Mutual Life Insurance Company

January 27, 2003

Stephen H. Conwill, FSA, MAAA
Managing Director & Senior Consultant
/s/ Stephen H. Conwill

Toshiyuki Ikuma, FIAJ
Principal & Senior Consultant
/s/ Toshiyuki Ikuma

Opinion Regarding the Embedded Value Calculations of Taiyo Life

This opinion is offered in connection with embedded value calculations of Taiyo Life as of March 31, 2001 and March 31,2002. Any distribution of this document must be in its entirety.

Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. (= Milliman)), is a Fellow of the US Society of Actuaries, a Member of the American Academy of Actuaries, and a Member of the Institute of Actuaries of Japan ("IAJ"). Toshiyuki Ikuma, Principal of Milliman Japan, is a Fellow of Institute of Actuaries of Japan. Both are qualified as actuaries and are obligated to follow the Code of Conduct of the IAJ.

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the potential market value of Taiyo Life at the time of its listing or any time thereafter.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Taiyo, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

The development of embedded values — assumptions, methods, and results — was a collaborative effort of Milliman and Taiyo professionals. Work that was developed primarily by the Milliman team, including the specific figures opined on in this document, was reviewed by Taiyo Life professionals, in additional to undergoing Milliman's internal peer review process.

Reliances

In the course of this work, Milliman professionals depended on data and information provided by Taiyo. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Taiyo Life, in particular, the value of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2001, March 31, 2002, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.
5. Business plans and other data and information provided by the company.
6. Various experience data, for example lapse, mortality, and morbidity, prepared by Taiyo Life professionals.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2001 and March 31, 2002, that are the subject of this opinion, are summarized in the table below (¥1.0 billions):

Item	Mar. 31, 2001	Mar. 31, 2002
Adjusted Book Value	345.6	209.8
Existing Business Value, after tax and cost of capital	(37.3)	16.0
Total Embedded Value	308.3	225.8
Value One Year Sales	14.6	24.2

These embedded values do not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2001 or March 31, 2002), and we have not considered such changes in rendering our opinion.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expense. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Taiyo Life's embedded values, as of March 31, 2001 and March 31, 2002, were developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

UNAUDITED PRO FORMA ADD-UP CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF OPERATIONS WITH RESPECT TO THE COMPANY AND DAIDO LIFE

Unaudited Pro Forma Add-Up Consolidated Balance Sheets as of March 31, 2001

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life (note 2)	Adjustments	Add-Up	
			(Millions of yen)			(Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 123,569	¥ 246,252	¥ —	¥ —	¥ 369,821	$ 3,016,492
Call Loans	174,400	228,500	—	—	402,900	3,286,296
Monetary Claims Purchased	129,912	27,795	—	—	157,708	1,286,368
Monetary Trusts	92,819	247,899	—	—	340,719	2,779,116
Securities	4,119,452	3,752,015	—	—	7,871,467	64,204,469
Loans	2,391,975	1,126,428	—	—	3,518,404	28,698,238
Property and Equipment	230,675	180,407	—	—	411,083	3,353,043
Due from Agency	395	—	—	—	395	3,225
Due from Reinsurers	443	1,156	—	—	1,599	13,050
Other Assets	115,331	62,180	—	—	177,511	1,447,888
Deferred Tax Assets	3,792	67,414	—	—	71,207	580,815
Reserve for Possible Loan Losses	(6,713)	(18,147)	—	—	(24,861)	(202,785)
Total Assets	¥7,376,053	5,921,904	¥ —	¥ —	¥13,297,958	$108,466,220
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 21,500	¥ 44,102	¥ —	¥ —	¥ 65,602	$ 535,096
Policy reserve	6,723,201	5,355,703	—	—	12,078,905	98,522,882
Reserve for policyholder dividends (note 1,3)	91,506	146,869	—	—	238,375	1,944,337
Total Policy Reserves	6,836,208	5,546,675	—	—	12,382,884	101,002,316
Due to Agency	—	0	—	—	0	0
Due to Reinsurers	295	742	—	—	1,038	8,472
Other Liabilities	144,590	118,075	—	—	262,666	2,142,468
Reserve for Employees' Retirement Benefits	24,715	60,219	—	—	84,935	692,786
Reserve for Directors' and Corporate Auditors' Retirement Benefits	593	—	—	—	593	4,837
Reserve for Losses on Sale of Loans	—	62	—	—	62	507
Reserve for Price Fluctuations	48,004	26,712	—	—	74,716	609,430
Deferred Tax Liabilities	3,838	—	—	—	3,838	31,310
Total Liabilities	7,058,246	5,752,488	—	—	12,810,734	104,492,128
Minority Interests	5,525	1,414	—	—	6,939	56,601
Equity:						
Common Stock (note 1)	37,500	70,000	—	—	107,500	876,835
Additional paid in Capital (note 1)	37,500	54	—	—	37,554	306,313
Surplus (note 1,3)	87,258	57,894	—	—	145,152	1,183,953
Net Unrealized Gains on Securities	150,685	40,378	—	—	191,064	1,558,436
Translation Adjustments	(662)	(324)	—	—	(986)	(8,048)
Total Equity	312,281	168,002	—	—	480,284	3,917,490
Total Liabilities, Minority Interests and Equity	¥7,376,053	¥5,921,904	¥ —	¥ —	¥13,297,958	$108,466,220

Notes:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) Because T&D Financial only became an equity affiliate on October 1, 2001, it is not included.

(3) See Note (3) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the Year Ended March 31, 2001.

Unaudited Pro Forma Add-Up Consolidated Balance Sheets as of March 31, 2002

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life	Adjustments	Add-Up	
			(Millions of yen)			(Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 53,508	¥ 178,391	¥ 29,732	¥ —	¥ 261,633	*$ 2,134,037*
Call Loans	101,580	184,000	—	—	285,580	*2,329,363*
Monetary Claims Purchased	54,995	42,394	150	—	97,540	*795,598*
Monetary Trusts	95,933	95,195	501	—	191,630	*1,563,056*
Securities (note 2,3,4,5)	3,884,267	4,053,640	469,564	(10,403)	8,397,068	*68,491,585*
Loans (note 2,6)	2,290,537	1,153,654	63,943	(10,000)	3,498,135	*28,532,917*
Property and Equipment	192,004	184,226	2,084	—	378,315	*3,085,772*
Due from Agency	—	2,409	28	—	2,437	*19,885*
Due from Reinsurers	1	1,480	22	—	1,504	*12,270*
Other Assets	109,617	56,863	34,138	—	200,620	*1,636,382*
Deferred Tax Assets	66,792	69,789	—	—	136,582	*1,114,049*
Deferred Tax Assets on Land Revaluation	11,956	—	—	—	11,956	*97,523*
Reserve for Possible Loan Losses	(5,876)	(11,590)	(1,541)	—	(19,008)	*(155,041)*
Total Assets	¥6,855,318	¥6,010,457	¥ 598,624	¥ (20,403)	¥13,443,997	*$109,657,401*
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 22,458	¥ 47,805	¥ 15,655	¥ —	¥ 85,920	*$ 700,817*
Policy reserve	6,358,848	5,381,993	540,248	—	12,281,090	*100,172,024*
Reserve for policyholder dividends (note 1,7)	84,891	144,321	6,913	—	236,126	*1,925,992*
Total Policy Reserves	6,466,198	5,574,121	562,817	—	12,603,137	*102,798,834*
Due to Agency	—	0	0	—	0	*6*
Due to Reinsurers	24	699	5	—	729	*5,946*
Other Liabilities (note 2,6)	139,372	171,881	12,808	(10,000)	314,062	*2,561,682*
Reserve for Employees' Retirement Benefits	25,073	61,665	12,536	—	99,275	*809,751*
Reserve for Directors' and Corporate Auditors' Retirement Benefits	491	—	—	—	491	*4,011*
Reserve for Losses on Sale of Loans	—	63	—	—	63	*514*
Reserve for Price Fluctuations	54,911	28,042	8	—	82,961	*676,683*
Deferred Tax Liabilities	150	—	45	—	195	*1,597*
Total Liabilities	6,686,222	5,836,472	588,221	(10,000)	13,100,917	*106,859,029*
Minority Interests	2,103	1,433	—	—	3,537	*28,849*
Equity:						
Common Stock (note 1,2,5)	37,500	70,000	10,000	(10,000)	107,500	*876,835*
Additional paid in Capital (note 1)	37,500	54	—	—	37,554	*306,313*
Surplus (note 1,2,3,7)	82,945	60,375	323	(323)	143,321	*1,169,015*
Land Revaluation	(21,163)	—	—	—	(21,163)	*(172,625)*
Net Unrealized Gains on Securities (note 1,2,4)	30,264	41,641	80	(80)	71,906	*586,512*
Translation Adjustments	(54)	479	—	—	425	*3,471*
Total Equity	166,991	172,551	10,403	(10,403)	339,543	*2,769,522*
Total Liabilities, Minority Interests and Equity	¥6,855,318	¥6,010,457	¥ 598,624	¥ (20,403)	¥13,443,997	*$109,657,401*

Notes:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) See Note (2) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2002".

(3) Reverse entry of a portion of the stock of T&D Financial Life held by the Company and Daido Life (¥323 million), which increased as a result of investment income calculated pursuant to the equity method.

(4) Reverse entry of a portion of the stock of T&D Financial Life held by the Company and Daido Life (¥80 million), which increased as a result of the net unrealized gains on securities of T&D Financial Life (¥80 million).

(5) Eliminations due to T&D Financial Life becoming a consolidated subsidiary, of the stock of T&D Financial Life held by the Company and Daido Life (¥10,000 million) and the equity of T&D Financial Life (¥10,000 million).

(6) Eliminations due to T&D Financial Life becoming a consolidated subsidiary, of loans extended to T&D Financial Life by the Company and Daido Life (¥10,000 million) and loans of T&D Financial Life due to the Company and Daido Life (¥10,000 million).

(7) See Note (4) of "Unaudited Pro Forma Add-up Consolidated Statements of Operations for the Year Ended March 31, 2002".

Unaudited Pro Forma Add-Up Consolidated Balance Sheets as of September 30, 2001

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life (note 2)	Adjustments	Add-Up	
	(Millions of yen)					(Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 58,069	¥ 351,072	¥ —	¥ —	¥ 409,141	*$ 3,337,203*
Call Loans	122,113	72,000	—	—	194,113	*1,583,303*
Monetary Claims Purchased	59,998	26,999	—	—	86,998	*709,609*
Monetary Trusts	94,431	188,061	—	—	282,493	*2,304,189*
Securities	4,026,510	3,811,716	—	—	7,838,227	*63,933,336*
Loans	2,327,790	1,113,982	—	—	3,441,773	*28,073,189*
Property and Equipment	225,243	178,307	—	—	403,551	*3,291,609*
Due from Agency	18	0	—	—	18	*149*
Due from Reinsurers	1	1,046	—	—	1,048	*8,549*
Other Assets	110,905	54,719	—	—	165,624	*1,350,935*
Deferred Tax Assets	34,697	94,739	—	—	129,436	*1,055,761*
Reserve for Possible Loan Losses	(6,024)	(13,762)	—	—	(19,787)	*(161,398)*
Total Assets	¥7,053,754	¥5,878,882	¥ —	¥ —	¥12,932,637	*$105,486,437*
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 20,669	¥ 41,566	¥ —	¥ —	¥ 62,236	*$ 507,638*
Policy reserve	6,467,733	5,331,483	—	—	11,799,216	*96,241,573*
Reserve for policyholder dividends (note 1,3)	88,550	144,977	—	—	233,527	*1,904,791*
Total Policy Reserves	6,576,953	5,518,027	—	—	12,094,980	*98,654,004*
Due to Agency	—	0	—	—	0	*0*
Due to Reinsurers	22	1,122	—	—	1,144	*9,333*
Other Liabilities	152,102	153,654	—	—	305,756	*2,493,938*
Reserve for Employees' Retirement Benefits	24,334	60,396	—	—	84,730	*691,116*
Reserve for Directors' and Corporate Auditors' Retirement Benefits	469	—	—	—	469	*3,832*
Reserve for Losses on Sale of Loans	—	62	—	—	62	*510*
Reserve for Price Fluctuations	49,099	27,392	—	—	76,491	*623,909*
Deferred Tax Liabilities	170	—	—	—	170	*1,393*
Total Liabilities	6,803,151	5,760,656	—	—	12,563,807	*102,478,038*
Minority Interests	3,259	1,466	—	—	4,726	*38,550*
Equity:						
Common Stock (note 1)	37,500	70,000	—	—	107,500	*876,835*
Additional paid in Capital (note 1)	37,500	54	—	—	37,554	*306,313*
Surplus (note 1,3)	85,379	45,519	—	—	130,898	*1,067,689*
Net Unrealized Gains on Securities	87,182	1,050	—	—	88,232	*719,680*
Translation Adjustments	(218)	136	—	—	(82)	*(670)*
Total Equity	247,343	116,759	—	—	364,103	*2,969,848*
Total Liabilities, Minority Interests and Equity	¥7,053,754	¥5,878,882	¥ —	¥ —	¥12,932,637	*$105,486,437*

Note:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) Because T&D Financial only became an equity affiliate on October 1, 2001, it is not included.

(3) See Note (3) of "Unaudited Pro Forma Add-up Consolidated Statements of Operations for the Six Months ended September 30, 2001".

Unaudited Pro Forma Add-Up Consolidated Balance Sheets as of September 30, 2002

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life	Adjustments	Add-Up	
			(Millions of yen)			*(Thousands of U.S. dollars)*
Assets:						
Cash and Deposits	¥ 43,942	¥ 279,245	¥ 68,122	¥ —	¥ 391,310	*$ 3,191,766*
Call Loans	134,341	160,000	—	—	294,341	*2,400,823*
Monetary Claims Purchased	69,953	11,998	154	—	82,107	*669,719*
Monetary Trusts	56,181	81,972	19,206	—	157,359	*1,283,523*
Securities (note 2,3,4,5)	3,792,515	3,998,832	415,823	(27,664)	8,179,507	*66,717,023*
Loans	2,231,312	1,165,537	54,789	—	3,451,639	*28,153,666*
Property and Equipment	192,454	177,652	2,000	—	372,107	*3,035,137*
Due from Agency	8	2,395	18	—	2,422	*19,762*
Due from Reinsurers	2	1,103	0	—	1,106	*9,024*
Other Assets	120,908	56,369	29,439	—	206,718	*1,686,118*
Deferred Tax Assets	80,196	79,167	—	—	159,363	*1,299,864*
Deferred Tax Assets on Land Revaluation	12,000	—	—	—	12,000	*97,883*
Reserve for Possible Loan Losses	(3,634)	(8,112)	(1,673)	—	(13,420)	*(109,462)*
Total Assets	¥6,730,182	¥6,006,163	¥ 587,882	¥ (27,664)	¥13,296,565	*$108,454,853*
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 18,118	¥ 43,945	¥ 14,665	¥ —	¥ 76,729	*$ 625,851*
Policy reserve	6,229,924	5,404,576	523,604	—	12,158,104	*99,168,882*
Reserve for policyholder dividends (note 1,6)	81,832	140,013	6,394	—	228,240	*1,861,665*
Total Policy Reserves	6,329,874	5,588,535	544,664	—	12,463,074	*101,656,399*
Due to Agency	—	—	0	—	0	*5*
Due to Reinsurers	22	666	7	—	696	*5,679*
Other Liabilities	168,532	151,474	2,950	—	322,957	*2,634,237*
Reserve for Employees' Retirement Benefits	25,297	61,816	12,194	—	99,308	*810,021*
Reserve for Directors' and Corporate Auditors' Retirement Benefits	443	—	—	—	443	*3,613*
Reserve for Losses on Sale of Loans	—	63	—	—	63	*517*
Reserve for Price Fluctuations	55,996	28,726	38	—	84,760	*691,357*
Deferred Tax Liabilities	131	—	363	—	494	*4,034*
Total Liabilities	6,580,297	5,831,283	560,218	—	12,971,799	*105,805,867*
Minority Interests	2,362	—	—	—	2,362	*19,271*
Equity:						
Common Stock (note 1,2,5)	37,500	75,000	20,000	(20,000)	112,500	*917,618*
Additional paid in Capital (note 1,2,4,5)	37,500	54	10,000	(10,000)	37,554	*306,313*
Surplus (note 1,2,3,6)	89,172	52,808	(2,977)	2,977	141,980	*1,158,080*
Land Revaluation	(21,241)	—	—	—	(21,241)	*(173,261)*
Net Unrealized Gains on Securities (note 1,2,4)	4,673	47,192	641	(641)	51,866	*423,050*
Translation Adjustments	(81)	(174)	—	—	(255)	*(2,085)*
Total Equity	147,522	174,880	27,664	(27,664)	322,403	*2,629,714*
Total Liabilities, Minority Interests and Equity	¥6,730,182	¥6,006,163	¥ 587,882	¥ (27,664)	¥13,296,565	*$108,454,853*

Notes:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) See Note (2) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2002".

(3) The net value of the reverse entry of the initial entry of the T&D Financial Life related equity method investment profits booked by the Company and Daido Life on March 31, 2002 (¥323 million) and the reverse entry of decrease in shares of T&D Financial Life held by the Company and Daido Life (¥3,300 million) due to equity method investment losses for the six months ended September 30, 2002.

(4) Reverse entry of a portion of the stock of T&D Financial held by the Company and Daido Life (¥641 million), which increased as a result of the net unrealized gains on securities of T&D Financial Life (¥641 million).

(5) Eliminations due to T&D Financial Life becoming a consolidated subsidiary, of the stock of T&D Financial Life held by the Company and Daido Life (¥30,000 million) and the Common Stock (¥20,000 million) and Additional paid in Capital (¥10,000 million) of T&D Financial Life.

(6) See Note (4) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operation for the Six Months ended September 30, 2002".

Unaudited Pro Forma Add-Up Consolidated Statements of Operations
Year ended March 31, 2001

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life (note 2)	Adjustments	Add-Up	
			(Millions of yen)			*(Thousands of U.S. dollars)*
Ordinary Revenue:						
Income from Insurance Premiums	¥1,097,372	¥1,072,245	¥ —	¥ —	¥2,169,617	*$17,696,714*
Investment Income	266,057	191,512	—	—	457,569	*3,732,218*
Other Ordinary Income	35,030	13,263	—	—	48,294	*393,917*
Equity in Income of Affiliated Companies	—	265	—	—	265	*2,167*
Total Ordinary Revenue	1,398,460	1,277,286	—	—	2,675,747	*21,825,016*
Ordinary Expenses:						
Insurance Claims and Other Payments	1,136,968	864,988	—	—	2,001,957	*16,329,176*
Provision for Policy and Other Reserves	22,450	134,563	—	—	157,013	*1,280,696*
Investment Expenses	95,440	65,702	—	—	161,142	*1,314,379*
Operating Expenses	82,180	105,715	—	—	187,895	*1,532,589*
Other Ordinary Expenses	39,451	22,155	—	—	61,607	*502,505*
Equity in Loss of Affiliated Companies	108	—	—	—	108	*884*
Total Ordinary Expenses	1,376,600	1,193,124	—	—	2,569,724	*20,960,233*
Ordinary Profit	21,860	84,161	—	—	106,022	*864,782*
Extraordinary Gains	15,553	5,290	—	—	20,843	*170,016*
Extraordinary Losses	23,841	66,928	—	—	90,769	*740,372*
Provision for Reserve for Policyholder Dividends (note 1,3)	11,101	33,249	—	—	44,351	*361,757*
Income/(Loss) Before Income Taxes	2,472	(10,726)	—	—	(8,254)	*(67,331)*
Income Taxes:						
Current	570	14,234	—	—	14,804	*120,753*
Deferred	8,002	(18,090)	—	—	(10,087)	*(82,280)*
Minority Interests	(575)	133	—	—	(441)	*(3,604)*
Net Income	¥ (5,525)	¥ (7,004)	¥ —	¥ —	¥ (12,529)	*$ (102,200)*

Notes:

(1) The consolidated financial statements of the Company used to create these unaudited pro forma add-up consolidated financial statements reflect the financial position of the Company following its demutualization. When the Company has been demutualized and becomes a joint stock corporation, the composition of its assets, liabilities, capital and profit reflected in its financial statements will be altered. See "Unaudited Pro Forma Consolidated Financial Information with respect to the Demutualization". Furthermore, although Daido Life was not demutualized until April 1, 2002, the consolidated financial statements of Daido Life used to create the unaudited pro forma add-up consolidated statements of operations for the year ended March 31, 2002 and the unaudited pro forma add-up consolidated balance sheet as of March 31, 2002 reflects the composition of Daido Life's assets, liabilities, capital and profit as of April 1, 2002, thereby reflecting the financial condition of Daido Life as a joint stock corporation.

(2) Because T&D Financial only became an equity affiliate on October 1, 2001, it is not included.

(3) Because policyholder dividends are allocated from income instead of surplus for a joint stock corporation, the actual amounts of policyholder dividends allocated for fiscal 2000, ¥11,101 million for the Company and ¥33,249 for Daido Life, were transferred to reserve for policyholder dividends from surplus.

Unaudited Pro Forma Add-Up Consolidated Statements of Operations
Year ended March 31, 2002

	Pro Forma		Historical		Add-Up	
	Taiyo	Daido	T&D Financial Life	Adjustments		
			(Millions of yen)			*(Thousands of U.S. dollars)*
Ordinary Revenue:						
Income from Insurance Premiums	¥1,019,041	¥1,059,445	¥ 35,297	¥ —	¥2,113,783	*$17,241,304*
Investment Income	244,247	246,104	3,354	—	493,706	*4,026,969*
Other Ordinary Income	339,867	10,537	78,976	—	429,382	*3,502,304*
Equity in Income of Affiliated Companies (note 2,3)	350	195	—	(323)	222	*1,814*
Total Ordinary Revenue	1,603,506	1,316,283	117,628	(323)	3,037,095	*24,772,392*
Ordinary Expenses:						
Insurance Claims and Other Payments	1,368,304	907,444	96,936	—	2,372,685	*19,353,059*
Provision for Policy and Other Reserves	4,696	31,543	24	—	36,264	*295,793*
Investment Expenses	81,008	205,609	2,048	—	288,666	*2,354,540*
Operating Expenses	84,869	105,822	9,245	—	199,936	*1,630,807*
Other Ordinary Expenses	46,597	21,824	8,195	—	76,618	*624,945*
Total Ordinary Expenses	1,585,475	1,272,245	116,449	—	2,974,171	*24,259,146*
Ordinary Profit	18,030	44,037	1,178	(323)	62,924	*513,246*
Extraordinary Gains	1,448	6,832	2,215	—	10,496	*85,614*
Extraordinary Losses	9,111	3,336	18	—	12,466	*101,682*
Provision for Reserve for Policyholder Dividends (note 1,4)	10,855	30,662	2,102	—	43,619	*355,784*
Income/(Loss) Before Income Taxes	(487)	16,871	1,274	(323)	17,334	*141,394*
Income Taxes:						
Current	1,452	10,130	35	—	11,618	*94,768*
Deferred	(2,440)	(2,961)	1,652	—	(3,749)	*(30,579)*
Minority Interests	(287)	160	—	—	(126)	*(1,033)*
Net Income	¥ 787	¥ 9,541	¥ (413)	¥ (323)	¥ 9,592	*$ 78,239*

Notes:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) The Unaudited Pro Forma Add-Up Consolidated Balance Sheets and Statements of Operations of the Company and Daido Life reflect the combination of the consolidated financial statements of the Company and Daido Life as well as the financial position of T&D Financial Life Insurance Company, currently an equity method affiliate of each of the Company and Daido Life. In creating these unaudited pro forma financial statements, the effect of T&D Financial Life as an equity method affiliate was removed and instead, T&D Financial Life was treated as a consolidated subsidiary.

(3) Reverse entry of T&D Financial Life related equity method investment profits (¥323 million) booked by the Company and Daido Life pursuant to the equity method at the end of March 2002.

(4) Because policyholder dividends are allocated from income instead of surplus for a joint stock corporation, the actual amounts of policyholder dividends allocated for fiscal 2001, ¥10,855 million for the Company and ¥30,662 million for Daido Life, were transferred to reserve for policyholder dividends from surplus.

Unaudited Pro Forma Add-Up Consolidated Statements of Operations
Six months ended September 30, 2001

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life (note 2)	Adjustments	Add-Up	
			(Millions of yen)			*(Thousands of U.S. dollars)*
Ordinary Revenue:						
Income from Insurance Premiums	¥ 506,680	¥ 504,180	¥ —	¥ —	¥1,010,860	*$ 8,245,194*
Investment Income	110,630	87,397	—	—	198,027	*1,615,235*
Other Ordinary Income	201,661	32,155	—	—	233,816	*1,907,148*
Equity in Income of Affiliated Companies	—	40	—	—	40	*329*
Total Ordinary Revenue	818,972	623,773	—	—	1,442,745	*11,767,907*
Ordinary Expenses:						
Insurance Claims and Other Payments	710,234	465,193	—	—	1,175,428	*9,587,505*
Provision for Policy and Other Reserves	2,411	781	—	—	3,192	*26,038*
Investment Expenses	30,150	84,740	—	—	114,890	*937,117*
Operating Expenses	43,187	53,700	—	—	96,888	*790,283*
Other Ordinary Expenses	21,558	10,437	—	—	31,996	*260,980*
Total Ordinary Expenses	807,542	614,853	—	—	1,422,396	*11,601,926*
Ordinary Profit	11,429	8,919	—	—	20,349	*165,981*
Extraordinary Gains	740	4,328	—	—	5,068	*41,339*
Extraordinary Losses	2,726	1,825	—	—	4,551	*37,122*
Provision for Reserve for Policyholder Dividends (note 1,3)	5,427	15,331	—	—	20,758	*169,319*
Income/(Loss) Before Income Taxes	4,016	(3,908)	—	—	107	*878*
Income Taxes:						
Current	2,302	6,413	—	—	8,715	*71,091*
Deferred	(2,240)	(5,063)	—	—	(7,303)	*(59,573)*
Minority Interests	61	55	—	—	116	*950*
Net Income	¥ 3,893	¥ (5,314)	¥ —	¥ —	¥ (1,420)	*$ (11,589)*

Notes:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) Because T&D Financial Life only became an equity affiliate on October 1, 2001, it is not included.

(3) Because policyholder dividends are allocated from income instead of surplus for a joint stock corporation, amounts equal to one-half of the actual policyholder dividends allocated for fiscal 2001, ¥5,427 million for the Company and ¥15,331 million for Daido Life, were transferred to reserve for policyholder dividends from surplus.

Unaudited Pro Forma Add-Up Consolidated Statements of Operations
Six months ended September 30, 2002

	Pro Forma		Historical			
	Taiyo	Daido	T&D Financial Life	Adjustments	Add-Up	
			(Millions of yen)			*(Thousands of U.S. dollars)*
Ordinary Revenue:						
Income from Insurance Premiums	¥ 464,374	¥ 515,888	¥ 38,330	¥ —	¥1,018,593	*$ 8,308,266*
Investment Income	116,836	91,794	2,023	—	210,655	*1,718,230*
Other Ordinary Income	162,864	9,555	18,357	—	190,777	*1,556,097*
Equity in Income of Affiliated Companies (note 2,3)	—	—	—	651	651	*5,315*
Total Ordinary Revenue	744,075	617,238	58,711	651	1,420,677	*11,587,909*
Ordinary Expenses:						
Insurance Claims and Other Payments	609,880	433,521	44,216	—	1,087,618	*8,871,277*
Provision for Policy and Other Reserves	379	23,228	20	—	23,627	*192,723*
Investment Expenses	42,719	73,622	3,137	—	119,478	*974,541*
Operating Expenses	42,239	55,951	9,227	—	107,418	*876,167*
Other Ordinary Expenses	29,568	10,036	4,244	—	43,849	*357,666*
Equity in Loss of Affiliated Companies (note 2,3)	1,049	1,599	—	(2,648)	—	—
Total Ordinary Expenses	725,836	597,959	60,846	(2,648)	1,381,993	*11,272,375*
Ordinary Profit	18,239	19,278	(2,134)	3,300	38,684	*315,534*
Extraordinary Gains	2,177	2,737	19	—	4,934	*40,247*
Extraordinary Losses	1,653	4,166	52	—	5,872	*47,903*
Provision for Reserve for Policyholder Dividends (note 1,4)	5,427	12,240	1,097	—	18,765	*153,062*
Income/(Loss) Before Income Taxes	13,336	5,608	(3,264)	3,300	18,980	*154,816*
Income Taxes:						
Current	3,121	15,011	36	—	18,169	*148,203*
Deferred	1,354	(12,470)	—	—	(11,115)	*(90,667)*
Minority Interests	204	(0)	—	—	203	*1,659*
Net Income	¥ 8,655	¥ 3,068	¥ (3,300)	¥ 3,300	¥ 11,723	*$ 95,621*

Notes:

(1) See Note (1) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2001".

(2) See Note (2) of "Unaudited Pro Forma Add-Up Consolidated Statements of Operations for the year ended March 31, 2002".

(3) Reverse entry of T&D Financial Life related equity method investment losses (¥3,300 million) booked by the Company and Daido Life pursuant to the equity method during this half-year period.

(4) Because policyholder dividends are allocated from income instead of surplus for a joint stock corporation, an amount equal to one-half of the actual policyholder dividends allocated by the Company for fiscal 2001, ¥5,427 million, was transferred to reserve for policyholder dividends from surplus. As of September 30, 2002, Daido Life was already a joint stock corporation.

GLOSSARY OF CERTAIN INSURANCE TERMS

administrative expense margin — Administrative expense margin is the difference between the administrative expenses related to the relevant policy assumed by the Company with respect to a given year in calculating premiums and the actual administrative expenses for that year.

annuity — A product that provides periodic, typically annual, benefits from a designated time in the future until the death of the insured or for a specific period. A lump sum benefit payment is made upon the death of the insured prior to commencement of annuity payments. If the death of the insured occurs after annuity payments have commenced and prior to the end of the fixed annuity payment term, the remainder of the annuity payments may either be accelerated or may continue to be paid in accordance with the schedule outlined in the policy. Annuity products include both fixed return products and variable return products for which the return reflects the result of investment made in separate accounts.

assumed investment yield — The rate of investment yield assumed by the insurer, with respect to a given policy, in calculating the amount to be set aside as policy reserve.

base profit (*kiso rieki*) — Ordinary profit of a life insurance company, as indicated in its statements of operations, includes profit from its investment activities as well as profit from its insurance business. Therefore, profit from the insurance business is not readily ascertainable from the statements of operations. For purposes of disclosing the profit from the insurance business, commencing with the fiscal year ended March 31, 2001, life insurance companies in Japan are required under the disclosure standards set by The Life Insurance Association of Japan to disclose "base profit", also known as "core profit", a measure of an insurance company's profit from the insurance business. Base profit is calculated pursuant to the following formula:

Base profit = Ordinary profit — Capital gains and losses — Other one-time gains and losses

In the above formula:

"Capital gains and losses" represents capital income less capital expenses. Capital income includes gains from monetary trusts and derivatives, gains on investments in trading securities and sales of securities, valuation gains on securities, foreign exchange gains and others. Capital expenses include losses from monetary trusts and derivatives, losses on investments in trading securities and sales of securities, devaluation losses on securities, foreign exchange losses and others.

"Other one-time gains and losses" represents one-time, non-core income less one-time, non-core expenses. One-time, non-core income includes reinsurance commissions received, reversal of contingency reserve, reversal of reserves for possible loan losses and others. One-time, non-core expenses include reinsurance commissions paid, provision for contingency reserves, provision for reserves for possible loan losses, write-off of loans and others.

base profit margin — Base profit as a percentage of non-consolidated total assets.

cash value — The amount of cash then available to a policyholder on the surrender or cancellation of a life insurance policy.

ceding reinsurance commissions — A fee paid to the primary insurer by the reinsurer to the primary insurer for underwriting expenses such as marketing, administration, premium tax, etc.

contingency reserve	A reserve included as part of the policy reserve to account for (1) the risk of insurance payment events occurring at a higher than expected rate due to higher than expected mortality and morbidity rates and (2) the risk of actual investment yields being lower than the assumed investment yields related to outstanding policies.
endowment	Life insurance payable to the policyholder, if living, on the maturity date stated in the policy, or to a beneficiary if the insured dies before that date.
fund (*kikin*)	The fund (*kikin*) serves as capital for Japanese mutual life insurance companies. The principal contributors to funds of such companies, including the Company, historically have been banks. Unlike paid-in capital for joint stock corporations, however, the fund has a stated maturity and interest is paid on it on a subordinated basis, making the fund similar to subordinated debt. If the principal amount of the fund is repaid by insurance companies out of their net surplus, the repaid amounts are carried in the equity portion of the balance sheet as redemption reserve fund. Therefore, the total of the fund and redemption reserve fund generally remains the same until new fund amounts are raised by the insurance company. The Insurance Business Law requires that a mutual life insurance company repay the entire amount of its fund prior to its demutualization.
general account	The aggregate of a life insurer's assets, other that those allocated to separate accounts. General account assets are invested by the Company to meet fixed guaranteed rates of return for policyholders, and the Company bears the investment risk on such assets.
guaranteed rate of return	A minimum rate of return guaranteed by an insurer to the holder of a specific policy, and used in calculating premiums. The policyholder will receive the guaranteed rate of return irrespective the Company's actual investment yield.
in force	A policy that is shown on records to be in force on a given date and that has not matured by death or otherwise or been surrendered or otherwise terminated. *In force* refers to the period of coverage, *i.e.*, the period during which the occurrence of insured events can result in liabilities.
investment yield margin	Investment yield margin is the difference, with respect to a given year, between the actual investment yield for that year and the guaranteed rate of return used in calculating premiums.
investment yield	Investment return earned by the Company on its invested assets.
lapse	The termination or temporary discontinuance of an insurance policy due to non-payment of premiums within a specified time period.
morbidity	The relative incidence of disability due to disease or physical impairment.
mortality rate	Rates of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholder benefits for life insurance and annuity products.
mortality rate margin	Mortality rate margin is the difference between the mortality rate assumed by the Company with respect to a given year in calculating premiums and the actual mortality rate for that year.
negative spread	Negative spread = (Average assumed investment yield — Yield on investment income included in base profit) x General account policy reserve. In the above formula: "Average assumed investment yield" represents the amount the numerator of which is the assumed investment yield on general account assets and the denominator of which is the general account policy reserve.

"Yield on investment income included in base profit" represents the amount the numerator of which is investment income included in base profit, excluding the amount of transfer of yields on the reserve for policyholder dividends and the denominator of which is the general account policy reserve.

"General account policy reserve" is the general account policy reserve excluding the contingency reserve, and is the accrued policy reserve calculated as follows in accordance with the Hardy method: (policy reserve at the beginning of the relevant fiscal year, plus the policy reserve at the end of the relevant fiscal year, minus the assumed investment yield) multiplied by 1/2.

The calculation of negative spread was standardized beginning in fiscal 2001 pursuant to an official announcement by the Second Subcommittee of the Financial System Council of the FSA.

net level premium method

Under the net level premium method, insurers must set aside policy reserves assuming that the ratio of pure insurance premium to total annual premium paid remains constant over the term of the policy. The net level premium method increases an insurer's administrative expense burden in the early years of a policy, when actual administrative expenses exceed the portion of the premium received in such early years covering administrative expenses. Under an alternate method of calculating policy reserves, known as the Zillmer method, the pure insurance premium portion is reduced in the first few years of the policy, allowing, in effect, policy acquisition costs to be deferred.

non-participating policy

Policies under which the policyholder receives no policyholder dividends. Non-participating policies generally feature lower premiums than participating policies and semi-participating policies.

participating policy

Policies under which the policyholder is eligible to share in the divisible surplus of the Company — calculated based on mortality rate margin, investment yield margin and administrative expense margin — through the receipt of annual policyholder dividends.

policy reserve

A reserve established for the fulfillment of insurance claims and other payments related to the Company's outstanding policies that are expected to be paid in the future. The policy reserve consists of a premium reserve (other than unearned premiums), an unearned premium reserve and a contingency reserve. The Company uses the net level premium method to calculate the amount it sets aside each year as policy reserve. The policy reserve is one of the three reserves composing the reserve for policy and other reserves.

premium reserve (other than unearned premiums)

A reserve included in the policy reserve to account for the payment of future payment obligations, other than with respect to unearned premiums.

premiums

Payments and considerations received with respect to insurance policies issued or reinsured by an insurer.

pure insurance premium

The portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses.

reinsurance

The acceptance by one or more insurers of a portion of risk underwritten by another insurer (ceding insurer) that has directly written the coverage of a policy in return for a portion of the premium related thereto. The legal rights of the policyholder generally are not affected by the reinsurance transaction, and the insurer issuing the insurance contract remains liable to the policyholder for payment of policy benefits.

reserve for outstanding claims

A reserve used to fund payments that are due, but have not yet been paid, on outstanding claims existing as of the end of the fiscal year and expected to be paid in the following fiscal year. The reserve for outstanding claims is one of the three reserves composing the reserve for policy and other reserves.

reserve for policyholder dividends

A reserve used to fund the payment of policyholder dividends. The reserve for policyholder dividends is one of the three reserves composing the reserve for policy and other reserves. For a mutual life insurance company, transfer to reserve for policyholder dividends is treated as dispositions of net surplus. For a joint stock corporation, provision for reserve for policyholder dividends is treated as an expense.

reserve for policy and other reserves

The reserve for policy and other reserves is composed of the policy reserve, the reserve for outstanding claims and the reserve for policyholder dividends.

reserve for price fluctuation

Pursuant to provisions of the Insurance Business Law, the Company maintains a reserve to cover losses due to price fluctuations in assets subject to market price volatility, particularly investments in stock, bonds and foreign currency-denominated investments. This reserve may be used only to reduce deficits arising from price fluctuations of those assets.

semi-participating policy

Policies under which the Company does not distribute yearly policyholder dividends to its policyholders, but instead distributes a portion of the net positive return on investments in excess of the guaranteed rate of return as calculated at the end of every five-year period. Semi-participating policies generally feature lower premiums than participating policies and generally distribute smaller distributions relative to participating policies.

separate account

Assets related to the Company's individual variable insurance and group variable annuity products, including group employee pension fund insurance and national pension fund insurance, are allocated to the Company's separate account. Separate account assets and liabilities represent funds that are administered and invested by the Company to meet specific investment objectives of policyholders. The investments in each separate account are maintained separately from those in other separate accounts and an insurer's general account and generally not subject to the general liabilities of the insurer.

The investment results of the separate account assets generally pass through to the separate account policyholders, less management fees, so that an insurer bears limited or no investment risk on such assets.

solvency margin ratio

The solvency margin ratio is calculated on a non-consolidated basis pursuant to the following formula: Solvency margin ratio = Total amount of solvency margin x 100 divided by the product of the total amount of risk and 1/2

In the above formula:

"Total amount of solvency margin" represents the sum of the following:

- equity (less certain items),
- reserve for price fluctuations,
- contingency reserve,
- reserve for possible loan losses,
- net unrealized gains/losses on securities and real estate (multiplied by a certain percentage set forth in a guideline issued by the FSA and the Ministry of Finance), and
- certain other items (such as subordinated debt).

"Total amount of risk" is a quantified measure of the total unforeseeable risk borne by the insurance company, which consists of the following:

- increase in payment of insurance claims as a result of a natural disaster or other unforeseeable event,
- decrease in investment yields to below the assumed investment yield as a result of a decline in interest rates or other deterioration in the investment environment,
- decrease in the value of assets held by the insurance company as a result of (i) a stock market crash or other rapid change in market conditions, (ii) increase in problem loan losses due to bankruptcy of debtors and (iii) other change in the company's assets, and
- other change in the company's assets, other events which cannot be foreseen in the ordinary course of the company's business.

surrender

The cancellation of a policy by a policyholder. The policyholder generally receives the "cash value" of the policy, an amount available in cash upon surrender of a policy before it becomes payable upon death or maturity, minus a surrender fee reflecting expenses incurred by the insurer in placing the policy on its books. After a "surrender period" (usually several years) has elapsed, there is generally no charge for ending the contract.

third sector insurance (also known as supplemental insurance)

In the Japanese insurance industry, life insurance products and non-life insurance products are called "first sector" and "second sector" insurance products, respectively, and insurance products which have intermediate characteristics of both products are called "third sector" insurance products. Third sector insurance products consist of "third sector life insurance products", which are similar in nature to first sector insurance products and include medical insurance, cancer insurance and nursing-care insurance, and "third sector non-life insurance products", which are similar in nature to second sector insurance products and include personal accident insurance and insurance for medical expenses.

underwriting

The process of examining, accepting and rejecting insurance risks, and classifying those accepted, in order to charge an appropriate premium for each accepted risk.

unearned premium reserve

A reserve included in the policy reserve to account for the payment of future obligations based on the portion of premiums received by the insurer for which protection has not yet been provided.

variable annuity

Annuities in which the return to holders is variable, rather than fixed, and reflects the results of investments made in the Company's separate accounts.

Zillmer method

A method by which insurers may calculate policy reserves, which, in effect, allows policy acquisition costs to be deferred. Under this method, the pure insurance premium portion used in the calculation of policy reserves is reduced in the first year of the policy. This reduction makes the policy reserve provisions smaller than those under the net level premium method. In years following the first year, the reduction in reserve provisions in the first year are gradually adjusted to eliminate the difference between the net level premium method and the Zillmer method over a predetermined term of, for example, five or ten years.

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE APRIL 7, 2003

JAPANESE LANGUAGE DOCUMENTS

1. Consolidated Financial Summary for the fiscal year ended March 31, 2003 (English version attached as Exhibit 1)

2. Non-Consolidated Financial Summary for the fiscal year ended March 31, 2003 (English version attached as Exhibit 2)

3. Supplemental Data for Financial Closing for Fiscal Year 2002 (English version attached as Exhibit 3)

4. Press release dated May 22, 2003, regarding Main Points of Financial Closing for Fiscal Year 2002 (English translation attached as Exhibit 4)

5. Press release dated May 22, 2003, regarding Account Settlement for Fiscal Year 2002 (English translation attached as Exhibit 5)

6. Statutory public notice dated May 22, 2003, setting forth a summary of the financial statements for fiscal year 2002 (English translation attached as Exhibit 6)

7. Press release dated May 30, 2003, regarding Disclosure of Embedded Value as of March 31, 2003 (English translation attached as Exhibit 7)

8. Notice of Invitation to the 1st Ordinary General Meeting of Shareholders dated June 9, 2003 (English version attached as Exhibit 8)

9. Notification of Business Conducted at the 1st Ordinary General Meeting of Shareholders dated June 26, 2003 (English translation attached as Exhibit 9)

03 JUL 15 AM 7:21

EXHIBIT 1

Consolidated Financial Summary for the Fiscal Year ended March 31, 2003

(English Version)

Consolidated Financial Summary
(For the fiscal year 2002 ended March 31, 2003)

May 22, 2003

Name of Company: Taiyo Life Insurance Company
Stock Listing: Tokyo
Security Code No.: 8796
Head Office: Tokyo, Japan
URL: hppt://www.taiyo-seimei.co.jp/
Date of Board Meeting for approval of Accounts: May 22, 2003
Application of U.S Accounting Standards: No

1. Consolidated Results for the FY2002 Ended March 31, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are truncated, and percentages have been rounded to the nearest percent.

	Ordinary Revenue	%change	Ordinary Profit	%change	Net Income	%change
FY2002 ended March 31, 2003	¥1,401,834	(12.6)	¥21,063	16.8	¥1,584	101.2
FY2001 ended March 31, 2002	¥1,603,506	14.7	¥18,030	(17.5)	¥787	-

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2002 ended March 31, 2003	¥1,015.50	¥ -	1.1%	0.3%	1.5%
FY2001 ended March 31, 2002	¥524.90	¥ -	0.3%	0.3%	1.1%

Notes: 1. Equity in net income of affiliated companies: ¥(2,571) million for the year ended March 31, 2003 and ¥350 million for the year ended March 31, 2002.
2. Average number of outstanding shares during the year (consolidated): None
3. Changes in method of accounting: Yes
4. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.
5. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.2, 3 of this material for computation of net income, net income per share, and ratio of net income to shareholders' equity.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
FY2002 ended March 31, 2003	¥6,549,636 million	¥115,431 million	1.8%	¥76,913.56
FY2001 ended March 31, 2002	¥6,855,318 million	¥166,991 million	2.4%	¥111,328.00

Notes: 1. Number of outstanding shares at the end of the year (consolidated): None
2. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.2, 3 for computation of shareholders' equity, shareholders' equity ratio, and shareholders' equity per share.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
FY2002 ended March 31, 2003	¥(207,657) million	¥247,581 million	¥(21,636) million	¥172,469 million
FY2001 ended March 31, 2002	¥(283,952) million	¥164,870 million	¥(1,145) million	¥154,178 million

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	8
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	3

(5) Change in Scope of Consolidation and Application of Equity Method:

Number of companies newly consolidated:	1
Number of companies excluded from consolidation:	0
Number of companies newly accounted for by the equity method:	0
Number of companies excluded from the equity method of accounting	1

2. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenue	Ordinary Profit	Net Income
	(¥Millions)	(¥Millions)	(¥Millions)
Interim	¥599,000	¥13,600	¥3,000
Annual	¥1,189,000	¥23,900	¥3,700

Note: Projected net income per share for the year ending March 31, 2004 is ¥2,466.67

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of the existing information and trends available on the release date of this material. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's business. For further details, please refer to P.2 of the attachment to the "Consolidated Financial Summary".

As of April 1, 2003, Taiyo Life Insurance Company converted from a mutual company to a joint stock corporation.
In the case of mutual life companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision for reserve is treated as an expense in its statement of operation.

Fiscal Year Ended March 31, 2002

Assuming that the Company had treated the provision for reserve for policyholder dividends as an expense in the statement of operation, like as a joint stock corporation, the following figures and ratios would have been calculated as follows:

Net income

Net income as reported in the statement of operation [¥11,642 million] - provision for reserve for policyholder dividends [¥10,855 million] = net income (adjusted)

Net income per share

Net income (adjusted) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity

Net income (adjusted) / {(total equity at beginning of fiscal year [¥323,383 million] – provision for reserve for policyholder dividend [¥11,101 million] + total equity at end of fiscal year [¥177,847 million] – provision for reserve for policyholder dividend [¥10,855 million]) / 2} x 100

Shareholders' equity

Total equity at end of fiscal year as reported in the balance sheet [¥177,847 million] – provision for reserve for policyholder dividend [¥10,855 million] = shareholders equity (adjusted)

Shareholders' equity ratio

Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,675,367 million] + minority interests at end of fiscal year [¥2,103 million] + total equity at end of fiscal year [¥177,847 million]) x 100

Shareholders' equity per share
Shareholders' equity (adjusted) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2003
For the fiscal year ended March 31, 2003, the Company sets up the allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization, and the amount corresponding to the provision for policyholder dividends of a mutual company was charged to the income statement of operation.

In conjunction with the demutualization, certain policyholders will receive cash payment in lieu of a share allotment (Note) after April 1, 2003. The amount paid (hereinafter, the amount paid upon demutualization) had been included within the equity of the mutual company but was deducted from equity upon demutualization and would not be included in the shareholders' equity of the joint stock corporation.

If these effects described above had been taken into consideration, the following figures and ratios would have been calculated as follows:

Net income
Net income as reported in the statement of operation [¥1,584 million]

Net income per share
(Net income [¥1,584 million] – bonus to directors and corporate auditors [¥61 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity
Net income [¥1,584 million] / {(total equity at beginning of fiscal year [¥177,847 million] – provision for reserve for policyholder dividend [¥10,855 million] + total equity at end of fiscal year [¥116,307 million]) / 2} x 100

Shareholders' equity
Total equity at end of fiscal year as reported in the balance sheet [¥116,307 million]– amount paid upon demutualization [¥875 million] = shareholders' equity (adjusted)

Shareholders' equity ratio
Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,431,564 million] + minority interests at end of fiscal year [¥1,765 million] + total equity at end of fiscal year [¥116,307 million]) x 100

Shareholders' equity per share
(Shareholders' equity (adjusted) – bonus to directors and corporate auditors [¥61 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders in accordance with the Article 89, Section 1 of the Insurance Business Law. In accordance with the Article 12 of the Implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥875 million) were calculated by multiplying the number of total shares that would be allotted if they could receive the share allotments (12,054.9739294) by the purchase price for new listing made by underwriters (¥72,652).
The amount was reclassified into other payables as of the date of demutualization and paid after April 1, 2003.

Ⅰ. Subsidiaries and Affiliates

The Company and its subsidiaries consist of Taiyo Life Insurance Company, 8 subsidiaries and 6 affiliates.

Taiyo Life Insurance Company

- ***Insurance and Insurance-Related Business*** (3 companies)
  - **Insurance**
    - # T&D Financial Life Insurance Company (Life insurance company)
  - **Insurance-Related**
    - * T&D Confirm Ltd. (Policyholder confirmation)
    - * Toyo Insurance Agency Co. Ltd. (Insurance agent)
- ***Investment-Related Business*** (7 companies)
  - **Investment Advisory**
    - * Taiyo Life Insurance International (UK) Ltd. (Investment advisory services)
    - # T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
    - ※T&D Asset Management (USA) Inc. (Investment advisory services)
    - ※Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)
  - **Other**
    - * T& D Taiyo Daido Life Lease Ltd. (Leasing)
    - * Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
    - ※T&D Asset Management (Cayman) Inc. (Investment fund management and administrative services)
- ***Other Businesses*** (4 companies)
  - **Administration-Related**
    - * Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
  - **General Affairs and Calculation-Related**
    - * Taiyo Life Office Support Co., Ltd. (Back office services)
    - # T&D Information Systems, Ltd. (Computer processing)
  - **Others**
    - * Taiyo Building Management Co., Ltd. (Real estate management and agency services for lease of real estate)

Notes:

1. *Companies marked by *, # and ※ represent consolidated subsidiaries, affiliated companies accounted for by the equity method, and affiliated companies accounted for by the cost method, respectively.*

2. *Taiyo Life Insurance International (UK) Ltd. made the resolution of dissolution at the Annual General Meeting held on July 29, 2002, and is currently undergoing liquidation process.*

II. Management Principles and Goals

1. Basic Management Principles

Our vision, which we stated in the medium-term management plan, is as follows:

- We will become our customers' life-time partner by providing the best products and services in the retail household market.
- We will establish a strong business structure that makes continuously enhance our corporate value through the contribution to our income and profit.

Basic policies derived from our vision are as follows:
1. Enhance and expand customer base through highly unique strategies (differentiation strategy)
2. Establish profitable structure through the enhancement of sales activities and efficiencies.
3. Maintain a sound financial position to meet our customers' expectation

2. Dividend Policy

Because the Company is engaged in the life insurance business, which is required to consider its sociality and publicities, we believe that it is important to maintain a sound and strong business structure.

Our basic profit distribution policy has a fundamental goal to pay stable cash shareholder dividends while seeking to maintain a sound capital base for its operation and ensuring operating stability.

Unappropriated retained earnings have been effectively reinvested to strengthen our business foundation.

As the Company was a mutual company through March 31, 2003, it is not permitted to distribute shareholder dividends for the year then ended.

3. Target in Management Plan

Based on the medium-term management plan for the fiscal year started April 1, 2003, we set out the following targets for the fiscal year ending March 31, 2004.

We believe that our corporate value will be increased through the stepping up of the target in our plan and this will be matched with the long-term profit for all stakeholders including shareholders.

(Non-consolidated)

	Target amount (in billion yen)	% change from the previous fiscal year
Ordinary profit	26.0	112.8%
Net income	6.4	132.6%
Base profit	29.4	102.3%
Policy amount in force		
Individual insurance/individual annuities	16,590.8	108.7%
Group insurance	10,764.8	98.1%
Group annuities	786.3	98.1%

4. Medium-term Strategy

Our Medium-term Strategy includes business plans formulated based on our vision and basic management principles, which require to improve profitability, to achieve efficient resource management and to improve the transparency of management.

The outline of medium-term management plan for the fiscal year ending March 31, 2004 and 2005 are as follows:

1. Marketing plan
   A. Individual insurance
      - Enhance profitability through expanded sales of protection-oriented products
      - Develop and expand sales staff organization (enhancement of recruitment and education)
      - Expand customer base by attracting new customers and promoting additional sales using data base to existing customers
      - Improve customer services by utilization of contract history and other customer information, expansion of call center, and provision of expanded card service
   B. Corporate insurance
      - Maintain customer base by capturing new group customers and promoting additional products to existing customers
      - Sales plans focusing on profitability
   C. Non-life insurance
      - Provide comprehensive insurance services through sales of non-life insurance products, and expand fee business

2. Resource management plan (restructuring and efficiency)
      - Integrate operating process and improve its efficiency by using IT
      - Achieve efficient resource management through review of organization and business integration within T&D insurance group

3. Financial and investment plan
      - Implement centralized management system both for profit and risk
      - Enhance base profit by focusing source of interest income
      - Maintain sound financial position

4. Management plan
      - Enhance corporate governance function
      - Improve risk management structure
      - Enforce compliance activities
      - Enhance organization for IR and disclosure
      - Enhance personal ability and make efficient and appropriate allocation of human resources

5. Future Tasks

Amid a continuing sever business environment, we intend to address the following issues, among other things, in order to become a selected insurance company that earns high degree of trust from customers and shareholders.

1. Diversion of products and sales plan (shift to protection-oriented products)

   In the past, we focused on sales of savings-type products including short-term endowment insurance. However, in our new focus, we will develop and provide various attractive products, other than saving-type products, that meet the diversifying needs of customers and we will establish a strong income structure. For that purpose, our current business priority is to shift sales to protection-oriented products that focus on sufficient medical and nursing care.

To evaluate the results of this issue in a timely manner, we have introduced new measures for corporate value based on the present value of our insurance products.

2. Improvement of investment portfolio

In the investment area, we have suffered significant losses on devaluation of equity securities due to deterioration of recent Japanese stock market. However, we had net unrealized gain on total portfolio of the general account assets mainly due to the increase in unrealized gains in domestic and foreign bonds stemming from decline in interest rates. We have still maintained highly sound financial position.

We try to do further improvement of our portfolio in order to aim a strong corporate structure insusceptible to the market fluctuation.

In the fiscal year ended in March 31, 2003, we recognized appropriate impairment losses on equity securities and decreased the level of investments in and loans to financial institutions as part of our effort to reduce the risk of the investment portfolio.

3. Enhancement of internal control structure

In order to ensure the implementation of risk management, we have prepared internal rules based on the "Risk Management Basic Policy", and we have enhanced the centralized risk management system led by "Risk Control Committee".

In order to ensure the compliance activities, we have formed "Compliance Committee" to discuss and investigate compliance issues.

In order to review the internal control structure, internal audits are conducted by the audit department, which is independent from other departments. The independence enables the audit department to maintain sufficient check function. We intend to enhance the internal check system to ensure that risk management and compliance structure are established and properly function at both headquarter and branch offices, and that business is conducted in accordance with the management policy and business plan.

6. The Principles of Corporate Governance and its Implementation Status

(1) The principles of corporate governance

In recent years, companies are required to improve their corporate governance. Under such circumstances, the life insurance industry has become highly competitive due to certain factors such as deregulation. It is, therefore, crucial for us to establish the management structure that can respond to dynamic changes in the market conditions.

In order to accomplish our vision such as "We will become our customers' life-time partner by providing the best products and services in the retail household market" and "We will establish a strong business structure that continuously enhances our corporate value through the contribution to our income and profit", we will focus on enhancement of internal control structure and improvement of information disclosure that enable to ensure effective management monitoring function and establish a governance structure that meets the expectation of our customers and shareholders by enhancing transparency and objectivity of management.

(2) Implementation status of corporate governance policies

1) Management decision-making, organization of execution and monitoring functions, and other corporate governance structure

During the fiscal year ended March 31, 2003, the Company set up the Executive Committee, which is responsible for business operations, in order to separate the function of board of directors into management/execution function of business operations and decision-making/corporate governance function. Such separation enables to enhance the independence of the board of directors.

In addition, as of April 1, 2003, the organization of the Company was converted from a mutual company to a joint stock corporation, whose management is constantly monitored by its shareholders through the capital market.

A director is monitored by other directors and corporate auditors. The effective supervisory function by the corporate auditors office is supported by four corporate auditors, two of whom are outside auditors, and one staff who is exclusively assigned to the corporate auditors office.

In addition, corporate auditors work closely with the independent auditors. Independent auditors regularly report the result of their audits to corporate auditors.

Under the principle of self-discipline, we have placed a high priority on the enhancement of internal control to ensure the sound and appropriate operation.

In order to establish a centralized structure for compliance and risk management and to ensure its thorough implementation, the Company established several committees such as "Compliance Committee", "Risk Control Committee", "Committee concerning to ethic enhancement of sales activities". Main members of each committee include the president of the Company as the committee chairman and directors who are responsible for its daily operation. These committees strictly monitor corporate activities and operation activities such as legal issues, corporate ethics and comprehensive risk control.

Furthermore, the Company organized sub-committees under each committee in order to discuss compliance and risk management issues from professional and practical point of view. These sub-committees include "Data Protection Committee", and "Anti-accident Committee" under the Compliance Committee and "ALM (Asset Liability Management) Committee" and "Investment Risk Management Committee" under the Risk Control Committee.

In addition to organizational structure mentioned above, various rules and implementation plans, such as code of conduct, ethical code, and compliance program, are prepared to share high ethical standards at all employee level in performing daily operation.

In terms of information disclosure, the Company actively engages in IR activities in addition to statutory disclosures.

2) Independence of outside directors and outside corporate auditors

The two outside corporate auditors of the Company have no conflict of interests with the Company. We appointed an attorney as one of the outside corporate auditors defined under Article 18-1 of Law Concerning Special Measures under the Japanese Commercial Code Concerning Audit of a Joint Stock Corporation.

3) Implementation process during the year ended March 31, 2003 to improve corporate governance.

In order to enhance the management monitoring function, we have been considering to invite outside directors and preparing to accept competent applicants from outside by establishing new rules in the articles of incorporation regarding the limited liability contract with outside directors.

Starting in the fiscal year ending March 31, 2004, we disclosed newly adopted management measure, EV (Embedded Value). The disclosure of EV enables us to accomplish sufficient accountability and improved management transparency.

The activities of the board of directors and committees during the year ended March 31, 2003 were as follows:

The regular meeting of the board of directors was held on a monthly basis, and extraordinary meetings were also held when deemed necessary.

The meetings of Compliance Committee, Risk Control Committee and Committee concerning to ethic enhancement of sales activities were held quarterly and the meeting of Executive Committee was held bimonthly with additional extraordinary meetings when deemed necessary.

In terms of sub-committees, Anti-accident Committee meets quarterly, ALM Committee and Investment Risk Committee meet monthly, and Data Protection Committee meets when deemed necessary.

III. Financial Review

1. Result of Operations

(1) Overview of the Operations during the Fiscal Year Ended March 31, 2003

Business Environment
Japanese economy during the fiscal year ended March 31, 2003 showed certain good aspects such as expansion in exports and improvement in corporate revenues, however, the unemployment remained high and consumer spending and capital expenditure remained low. During the second half of the year, the stock price of Japanese banks significantly went down due to concern for potential financial problems resulted from non-performing loans held by the banks. The heightening tension about a possible war with Iraq around fiscal year end increased the uncertainty of the future economic situation.

In the life insurance industry, companies have continuously been suffered by negative spreads resulting from prolonged low interest rate and further deterioration in assets value such as a decline in stock and land price. These factors make companies' financial condition weaken. A decrease in household income and increased uncertainty to credit worthiness of Japanese insurance companies resulted in a decrease in new written policies and an increase in surrenders/lapse for existing insurance policies. As a consequence, policy amount in force and total assets declined for the life insurance industry as a whole.

Overview
Under such circumstances, we have kept in mind our corporate vision, "We will become our customers' life-time partner by providing the best products and services in the retail household market" and "We will establish a strong business structure that makes continuously enhance our corporate value through the contribution to our income and profit". The Company has allocated its business resources mainly to its core business that is "sales activities of protection-oriented products focusing on the medical and nursing care through the sales staff channel in the retail household market".

In addition, we converted from a mutual company to a joint stock corporation as of April 1, 2003, and the Company's shares were listed at the first section of the Tokyo Stock Exchange (TSE) on the same day in order to aim our objectives such as "to keep transparency of the management based on principles considering the market mechanism", "flexible business development" and "diversification of funding method".

In respect of the alliance with Daido Life Insurance Company, we merged its asset management and investment trust management services into T&D Asset management Co., Ltd. in July 2003. In August 2003, our leasing business was merged into T&D Taiyo Daido leasing Co., Ltd. and in September 2003, we both agreed on the capital injection to T&D Financial Life Insurance Company in order to improve its financial condition. In the meantime, we also have been preparing to establish a joint holding company.

We have implemented various measures for our sales, products and services.

For sales activities, we are going to educate our sales representatives to meet with customers' expectation. We have introduced a new sales representatives training program in August aiming for "education of sales representatives to earn customers' trust". We have also introduced another training program providing higher knowledge of nursing and financial planning techniques to sales representatives since January of this year. In addition, we have introduced the database marketing methodology enabling the sales representatives to provide the best product and services for each customer.

Furthermore, based on the alliance with Nipponkoa Insurance Co., Ltd., we have started to provide integrated insurance services since March 2002, through the sale of non-life products together with our life insurance products.

For products, we have developed protection-oriented products focusing on medical and nursing care. In April, we launched new products, named "Kenko Lady[2]" and "Kenko Mr. [2]", which cover hospitalization due to woman related disease and/or life style related disease. These products were developed through the improvement in our core product line, named "Kenko". Our new product line-up also allows customers to add insurance riders such as woman related disease and/or life style related disease to other existing products including the nursing care insurance product such as "Tokoton Kaigo". Also, in order to improve the coverage for the initial expenditure of nursing care, we have started to offer a nursing care rider to products such as "Tokoton Kaigo", "Happy Melody" and "Term life insurance with survival benefits ("Aile" products)".

In July, we increased the maximum coverage amount for term life insurance policy rider with disaster premium to improve death benefit such as "Kenko Lady[2]" and "Kenko Mr.[2]". Further, the coverage of these products was revised in October to pay the hospitalization benefit from the first day of the overnight hospitalization.

Regarding the asset management activities, we have tried to keep interest income through loans and investments in Yen-denominated bonds, currency-hedged foreign bonds. As for domestic equity securities, we have reduced the market risk through the sales or recognition of appropriate impairment losses as part of our effort to improve our portfolio.

For customer services, we have formed a business alliance with UFJ Bank and IY Bank and have increased the number of ATM available for our Himawari Card. As of March 2003, the number of ATM available for our card across the country became 36,000, including both ATM owned by us and by postal offices. We have also established our original website for L-mode and I-mode to provide various services.

As regard to administrative services, we have pursued restructuring and integration of operation process, using the comprehensive information system "NET'S01", which is designed to manage customer information received through various channels such as call center, internet, and branch offices and to improve the work efficiency using work-flow techniques.

Result of Operations of Principal Business

1) Earnings

   For the fiscal year ended March 31, 2003, ordinary revenue totaled ¥1,401.8 billion, 87.4% of the amount in the previous year, consisting of income from insurance premiums and others of ¥887.9 billion, 87.1% of the previous year, investment income of ¥229 billion, 93.8% of the previous year, and other ordinary income of ¥284.8 billion, 83.8% of the previous year. The decrease in income from insurance premiums and others resulted from a decrease in income from insurance premiums related to individual insurance, individual annuities insurance and group annuities insurance. The decrease in investment income resulted from a decrease in interest and dividends income due to prolonged low interest rates. Other ordinary income decreased as a result of a significant decrease in reversal of policy reserves due to a decrease in maturity of saving-oriented products.

   Ordinary expense totaled ¥1,380.7 billion, 87.1% of the amount in the previous year, consisting of insurance claims and other payments of ¥1,138.3 billion, 83.2% of the previous year, investment expenses of ¥93.6 billion, 115.6% of the previous year, operating expenses of ¥84.7 billion, 99.9% of the previous year, and equity in net loss of affiliated company of ¥2.5 billion. The decrease in insurance claims and other payments resulted from a decrease in maturity of saving-oriented products. The increase in investment expenses resulted from an increase in devaluation losses on securities due to decline in stock prices. Equity in net loss of affiliated companies is attributable mainly to the net loss of T&D Financial Life Insurance Company.

As a result, ordinary profit amounted to ¥21 billion, 116.8% of the previous year. Extraordinary gains and losses were ¥55 billion, 3,801.4% of the previous year, and ¥70.4 billion, 773.5% of the previous year, respectively, and both amounts significantly increased, compared to the previous year. This increase of extraordinary losses resulted from impairment losses on equity securities included in trust account amounting to ¥57.6 billion. In correspondence to the recognition of such losses, the reversal of reserve for price fluctuations amounting to ¥52.7 billion was recognized as extraordinary gains. Extraordinary losses also included ¥11.2 billion of provision for allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization.

Net income, which is calculated based on ordinary profit with adjustments consisting of extraordinary gains and losses, current and deferred income taxes, and minority interest income and losses amounted to 1.5 billion, 101.2% of the previous year.

2) Insurance policy

a) Individual insurance/individual annuity

For the individual insurance, new policy amount written totaled ¥2,091 billion, 102.1% of the previous year. The decrease in policy amount consists of maturity of ¥774.7 billion, 78.5% of the previous year, and surrender/lapse of ¥1,098.7 billion, 122.1% of the previous year. As a consequence, the policy amount in force at year-end totaled ¥10,500.2 billion, 102.8% of the previous year.

For the individual annuities insurance, new policy amount written totaled ¥84.4 billion, 60.2% of the previous year. The policy amount decreased due to surrender/lapse of ¥220.1 billion, 71.1% of the previous year. As a consequence, the policy amount in force at the year-end totaled ¥4,768.4 billion, 95.1% of the previous year.

Individual insurance and individual annuities insurance (Billions of Yen)

		FY 1999	FY 2000	FY 2001	FY 2002 (Current)
Individual insurance					
	New policies	1,333.2	1,458.1	2,047.9	2,091.0
	Maturity	803.1	740.1	986.7	774.7
	Surrender/lapse	727.1	847.5	900.0	1,098.7
	Policy in force	10,034.0	9,958.8	10,217.3	10,500.2
Individual annuities					
	New policies	514.4	473.6	140.1	84.4
	Surrender/lapse	271.7	353.5	309.6	220.1
	Policy in force	5,150.9	5,213.7	5,015.5	4,768.4
Total					
	New policies	1,847.6	1,931.7	2,188.1	2,175.4
	Maturity	803.1	740.1	986.7	774.7
	Surrender/lapse	998.8	1,201.1	1,209.6	1,318.8
	Policy in force	15,185.0	15,172.5	15,232.9	15,268.6

Note 1. Amounts for individual insurance are the total of death benefit and survival benefits.

2. Amounts for individual annuities insurance are equal to the total of the fund to be held for an annuity for which annuity payments have not yet commenced and the amount of the policy reserve for an annuity for which payments have commenced.

b) Group insurance/group annuities insurance

For the group insurance, new policy amount written totaled ¥106.7 billion, 38.8% of the previous year, and the policy amount in force at year-end totaled ¥801.5 billion, 98.6% of the previous year.

Group insurance and group annuities insurance (Billions of Yen)

	FY 1999	FY 2000	FY 2001	FY 2002 (Current)
Group insurance				
New policies	181.5	77.8	275.0	106.7
Policy in force	10,204.6	10,378.3	11,022.7	10,979.9
Group annuities				
Policy in force	781.3	788.7	813.2	801.5

Note 1. The amount of group insurance is the total of principle policies of death benefit and annuity riders.

2. The amount of group annuities policy in force represents the policy reserve.

c) Other significant issues

Base profit, a measure of a life insurance company's underlying profitability from core insurance operations, for the fiscal year ended March 31, 2003 amounted to ¥28.7 billion, 207.1% of the previous year, after offsetting the negative spread of ¥43.4 billion, 65.6% of the previous year.

Also, solvency margin ratio, an indicator used by Financial Service Agency ("FSA") for control purpose to monitor a life insurance company's financial soundness, as of the fiscal year-end was 681.5%, decreased by 85.5% from previous year.

Adjusted net assets, a measure used by FSA for control purpose to monitor a life insurance company's financial soundness, as of the fiscal year-end amounted to ¥341.2 billion, decreased by 25.1% from previous year. Adjusted net assets represent as net amount of assets reflecting the fair value and liabilities except for subordinated liabilities.

(2) Forecast for the Fiscal Year ending March 31, 2004

While the Japanese economy seems to remain sluggish in the short-term as companies feel deflationary pressure from accelerated disposition of non-performing assets and have concerns regarding the further decline in the stock price, it is expected to move to a recovery phase slowly in the medium-term as the economy in the United States will be in a recovery phase after its inventory adjustment and that will contribute to an increase in production.

In the life insurance industry, competition has become more severe than ever in all aspects due to various factors including deregulation and diversified products and services.

Under such difficult environment, we intend to pursue our medium-term management plan in order to achieve our goal to be a selected insurance company and to earn trust from our customers and shareholders.

According to our forecast of the consolidated result of operations for the fiscal year ending March 31, 2004, as presented in the consolidated financial summary, we expect to earn ordinary revenue of ¥1,189.0 billion, a decrease of 15.2% compared with this fiscal year, ordinary profit of ¥23.9 billion, an increase of 13.5% from this fiscal year, and net income of ¥3.7 billion, an increase of 133.6% from this fiscal year.

We anticipate the annual dividend per share for the fiscal year ending March 2004 would be ¥1,500. As for the interim shareholders dividends, the Company is not permitted to pay any interim dividends for the six months ending September 30, 2003 under Japanese Commercial Code since the Company was not a joint stock corporation as of March 31, 2003 and therefore the balance sheet as a joint stock corporation as of that day was not available.

2. Financial Position

(1) Balance sheet

The total assets amounted to ¥6,549.6 billion, 95.5% of the previous year, mainly due to a decrease in securities.

Assets consist mainly of securities including public and corporate bonds of ¥3,662.6 billion, 55.9% of the total assets, loans of ¥2,207.9 billion, 33.7% of the total assets, fixed assets of ¥194 billion, 3.0% of the total assets and cash and deposits and call loan of ¥172.8 billion, 2.6% of the total assets.

Total liabilities amounted to ¥6,431.5 billion, 96.3% of the previous year, and its major component, policy reserve, amounted to ¥6,134.2 billion, 96.5% of the previous year.

Total shareholders' equity amounted to ¥116.3 billion, 65.4% of the previous year, and its decrease was mainly due to redemption of funds and decrease in the net unrealized gains on securities.

(2) Cash flows

Cash flows for the fiscal year ended March 31, 2003 were summarized as follows:

Cash flows used in operating activities totaled ¥207.6 billion, reflecting the decrease in cash outflows by ¥76.2 billion compared with the previous year due to a decrease in maturity payments for insurance policies.

Cash flows provided by investment activities totaled ¥247.5 billion, reflecting the increase in cash inflows by ¥82.7 billion compared with the previous year due to sales of securities.

Cash flows used in financing activities totaled ¥21.6 billion, reflecting the increase in cash outflows by ¥20.4 billion, compared with the previous year due to redemption of funds.

As a result, cash and cash equivalents at the end of the year amounted to ¥172.4 billion, increased by ¥18.2 billion from the previous year.

Profit/Loss Status for the Fiscal Year Ended March 31, 2003 (Consolidated)

(Millions of Yen, %)

	FY 2001 (April 1, 2001 – March 31, 2002)	FY 2002 (April 1, 2002 – March 31, 2003)	Increase (decrease)	% change from the previous fiscal year
Ordinary Revenue				
Income from insurance premiums and others				
Income from insurance premiums	1,018,994	887,784	(131,209)	(12.9)%
Other	47	158	110	234.0
Total Income from insurance premiums and others	1,019,041	887,942	(131,099)	(12.9)
Investment income/gains				
Interests, dividends and other	162,688	149,645	(13,043)	(8.0)
Gains on sale of securities	66,529	70,429	3,900	5.9
Other	15,030	8,951	(6,078)	(40.4)
Total Investment income/gains	244,247	229,025	(15,221)	(6.2)
Other ordinary income				
Reversal of policy reserve	287,124	224,601	(62,523)	(21.8)
Other	52,743	60,265	7,523	14.3
Total Other ordinary income	339,867	284,866	(55,000)	(16.2)
Equity in net income of affiliated companies	350	—	(350)	(100.0)
Total Ordinary Revenue	1,603,506	1,401,834	(201,672)	(12.6)
Ordinary Expenses				
Insurance claims and other payments				
Insurance claims	917,359	718,110	(199,248)	(21.7)
Insurance benefits	121,200	121,707	507	0.4
Surrender payments	225,199	174,597	(50,601)	(22.5)
Other	104,546	123,908	19,361	18.5
Total Insurance claims and other payments	1,368,304	1,138,322	(229,981)	(16.8)
Provision for policy and other reserves	4,696	564	(4,131)	(88.0)
Investment expenses/losses				
Losses on sale of securities	37,298	42,100	4,801	12.9
Devaluation losses on securities	3,174	24,930	21,756	685.4
Losses on derivatives	26,117	630	(25,487)	(97.6)
Other	14,419	25,961	11,542	80.0
Total Investment expenses/losses	81,008	93,621	12,612	15.6
Operating expenses	84,869	84,795	(73)	(0.1)
Other ordinary expenses	46,597	60,895	14,297	30.7
Equity in net loss of affiliated companies	—	2,571	2,571	—
Total Ordinary Expenses	1,585,475	1,380,770	(204,705)	(12.9)
Ordinary Profit	18,030	21,063	3,032	16.8
Extraordinary Gains				
Reversal of reserve for price fluctuations	—	52,779	52,779	—
Other	1,448	2,266	818	56.5
Total extraordinary gains	1,448	55,045	53,597	—
Extraordinary Losses				
Impairment losses on equity securities included in trust account	—	57,664	57,664	—
Provision for allowance for policyholder dividends	—	11,267	11,267	—
Other	9,111	1,550	(7,561)	(83.0)
Total extraordinary losses	9,111	70,481	61,369	673.5
Income before Income Taxes	10,367	5,628	(4,738)	(45.7)

Income Taxes				
Current	1,452	171	(1,281)	(88.2)
Deferred	(2,440)	3,736	6,177	—
Minority Interests Income	—	136	136	—
Minority Interests Loss	287	—	(287)	(100.0)
Net Income	11,642	1,584	(10,058)	(86.4)

Principle Business Performance for the Fiscal Year Ended March 31, 2003 (Non-Consolidated)

(Millions of Yen, %)

	FY 2001	FY 2002	Increase (decrease)	% change from the previous fiscal year
New Policy Amount	2,188,155	2,175,488	(12,667)	(0.6)%
Policy Amount in Force	15,232,917	15,268,605	35,687	0.2
Base Profit	13,875	28,734	14,858	107.1
Negative Spread Amount	66,274	43,450	(22,823)	(34.4)
Solvency Margin Ratio	767.0%	681.5%	(85.5%)	-
Adjusted Net Assets	455,632	341,261	(114,370)	(25.1)

Note Amounts for "New Policy Amount" and "Policy Amount in Force" represent the total of individual insurance and insurance annuities insurance.

IV. Unaudited Consolidated Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Consolidated Balance Sheets

As of March 31,

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits	¥ 53,508	0.8	¥ 45,264	0.7	¥ (8,244)	$ 376,573
Call Loans	101,580	1.5	127,580	1.9	26,000	1,061,397
Monetary Claims Purchased	54,995	0.8	41,966	0.6	(13,028)	349,141
Monetary Trusts	95,933	1.4	55,619	0.8	(40,314)	462,726
Securities	3,884,267	56.7	3,662,688	55.9	(221,579)	30,471,614
Loans	2,290,537	33.4	2,207,937	33.7	(82,599)	18,368,866
Property and Equipment	192,004	2.8	194,088	3.0	2,083	1,614,711
Due from Reinsurers	1	0.0	24	0.0	23	207
Other Assets	109,617	1.6	126,725	1.9	17,107	1,054,289
Deferred Tax Assets	66,792	1.0	79,222	1.2	12,429	659,087
Deferred Tax Assets on Land Revaluation	11,956	0.2	12,129	0.2	173	100,912
Reserve for Possible Loan Losses	(5,876)	(0.1)	(3,610)	(0.1)	2,265	(30,039)
Total Assets	¥ 6,855,318	100.0	¥ 6,549,636	100.0	¥ (305,682)	$ 54,489,487
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 22,458		¥ 18,399		¥ (4,058)	$ 153,077
Policy reserve	6,358,848		6,134,247		(224,601)	51,033,669
Reserve for policyholder dividends	74,036		67,293		(6,742)	559,846
Total Policy Reserves	6,455,343	94.2	6,219,940	95.0	(235,402)	51,746,594
Due to Reinsurers	24	0.0	25	0.0	1	213
Other Liabilities	139,372	2.0	168,433	2.6	29,060	1,401,274
Reserve for Employees' Retirement Benefits	25,073	0.4	29,158	0.4	4,084	242,583
Reserve for Directors' and Corporate Auditors' Retirement Benefits	491	0.0	492	0.0	0	4,099
Allowance for Policyholder Dividends	-	-	11,267	0.2	11,267	93,743
Reserve for Price Fluctuations	54,911	0.8	2,132	0.0	(52,779)	17,739
Deferred Tax Liabilities	150	0.0	112	0.0	(37)	939
Total Liabilities	6,675,367	97.4	6,431,564	98.2	(243,803)	53,507,188
Minority Interests	2,103	0.0	1,765	0.0	(338)	14,684
Equity:						
Fund	24,000	0.4	-	-	(24,000)	-
Reserve for Redemption of Fund	7,000	0.1	10,000	0.2	3,000	83,194
Reserve for Revaluation	13	0.0	13	0.0	-	109
Surplus	137,787	2.0	125,973	1.9	(11,814)	1,048,033
Land Revaluation	(21,163)	(0.3)	(21,470)	(0.3)	(306)	(178,622)
Net Unrealized Gains on Securities	30,264	0.4	1,842	0.0	(28,422)	15,328
Translation Adjustments	(54)	(0.0)	(51)	(0.0)	2	(427)
Total Equity	177,847	2.6	116,307	1.8	(61,539)	967,615
Total Liabilities, Minority Interests and Equity	¥ 6,855,318	100.0	¥ 6,549,636	100.0	¥ (305,682)	$ 54,489,487

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

Years ended March 31,

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Ordinary Revenue:						
Income from Insurance Premiums	¥ 1,019,041		¥ 887,942		¥ (131,099)	$ 7,387,204
Investment Income:						
Interest, dividends and income from real estate for rent	162,688		149,645		(13,043)	1,244,973
Gains from monetary trusts, net	-		3,554		3,554	29,568
Gains on sale of securities	66,529		70,429		3,900	585,937
Foreign exchange gains, net	11,243		-		(11,243)	-
Other investment income	3,785		5,395		1,610	44,891
Total Investment Income	244,247		229,025		(15,221)	1,905,370
Other Ordinary Income	339,867		284,866		(55,000)	2,369,941
Equity in Income of Affiliated Companies	350		-		(350)	-
Total Ordinary Revenue	1,603,506	100.0	1,401,834	100.0	(201,672)	11,662,517
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	917,359		718,110		(199,248)	5,974,299
Annuity payments	74,514		87,121		12,607	724,806
Insurance benefits	121,200		121,707		507	1,012,542
Surrender payments	225,199		174,597		(50,601)	1,452,557
Other payments	30,030		36,784		6,753	306,030
Total Insurance Claims and Other Payments	1,368,304		1,138,322		(229,981)	9,470,236
Provision for Policy and Other Reserves:						
Provision for outstanding claims	3,625		-		(3,625)	-
Interest portion of reserve for policyholder dividends	1,070		564		(505)	4,700
Total Provision for Policy and Other Reserves	4,696		564		(4,131)	4,700
Investment Expenses:						
Interest expense	1,986		1,982		(4)	16,493
Losses from monetary trusts, net	430		-		(430)	
Losses on sale of securities	37,298		42,100		4,801	350,252
Devaluation losses on securities	3,174		24,930		21,756	207,406
Amortization of securities	260		-		(260)	-
Losses from derivatives, net	26,117		630		(25,487)	5,247
Foreign exchange losses, net	-		8,235		8,235	68,518
Write-off of loans	161		373		212	3,107
Depreciation of real estate for rent	2,545		2,373		(172)	19,745
Other investment expenses	2,848		3,888		1,039	32,347
Losses on separate accounts, net	6,184		9,106		2,921	75,757
Total Investment Expenses	81,008		93,621		12,612	778,877
Operating Expenses	84,869		84,795		(73)	705,455

(Continued)

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Other Ordinary Expenses	46,597		60,895		14,297	506,614
Equity in Loss of Affiliated Companies	-		2,571		2,571	21,393
Total Ordinary Expenses	1,585,475	98.9	1,380,770	98.5	(204,705)	11,487,277
Ordinary Profit	18,030	1.1	21,063	1.5	3,032	175,239
Extraordinary Gains:						
Gains on sale of property and equipment	405		2		(403)	16
Reversal of reserve for price fluctuations	-		52,779		52,779	439,093
Reversal of reserve for possible loan losses	672		2,112		1,440	17,574
Other	370		152		(218)	1,267
Total Extraordinary Gains	1,448	0.1	55,045	3.9	53,597	457,951
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	1,929		852		(1,076)	7,095
Provision for reserve for price fluctuations	6,929		-		(6,929)	-
Impairment losses on equity securities included in trust account	-		57,664		57,664	479,740
Provision for allowance for policyholder dividends	-		11,267		11,267	93,743
Other	252		695		443	5,786
Total Extraordinary Losses	9,111	0.6	70,481	5.0	61,369	586,365
Income Before Income Taxes	10,367	0.6	5,628	0.4	(4,738)	46,826
Income Taxes:						
Current	1,452	0.1	171	0.0	(1,281)	1,422
Deferred	(2,440)	(0.2)	3,736	0.3	6,177	31,089
Minority Interests	(287)	(0.0)	136	0.0	(423)	1,132
Net Income	¥ 11,642	0.7	¥ 1,584	0.1	¥ (10,058)	$ 13,181

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Surplus

Years ended March 31,

	2002 (Millions of yen)	2003 (Millions of yen)	Increase (decrease)	2003 (Thousands of U.S. dollars)
Balance at Beginning of Year	¥ 142,346	¥ 137,787	¥ (4,558)	$ 1,146,319
Additions:				
Net income	11,642	1,584	(10,058)	13,181
Increase in surplus due to reverse of land revaluation	-	306	306	2,550
Increase in surplus due to deconsolidated companies	166	1,157	990	9,630
Increase in surplus due to newly affiliated companies	726	-	(726)	-
Total additions	12,536	3,048	(9,487)	25,363
Deductions:				
Transfer to reserve for policyholder dividends	11,101	10,855	(246)	90,309
Transfer to redemption reserve fund	3,000	3,000	-	24,958
Interest on fund	597	874	277	7,278
Bonus to directors and corporate auditors	63	58	(5)	484
Decrease in surplus due to deconsolidated companies	2,331	74	(2,257)	618
Total deductions	17,095	14,862	(2,232)	123,649
Balance at End of Year	¥ 137,787	¥ 125,973	¥ (11,814)	$ 1,048,033

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Cash Flows

Years ended March 31,

	2002 (Millions of yen)	2003 (Millions of yen)	Increase (decrease)	2003 (Thousands of U.S. dollars)
Cash flows from operating activities:				
Income before income taxes	¥ 10,367	¥ 5,628	¥ (4,738)	$ 46,826
Depreciation of real estate for rent	2,545	2,373	(172)	19,745
Amortization of goodwill due to consolidation	(1)	38	40	324
Other depreciation and amortization	3,753	4,377	624	36,421
Increase (decrease) in reserve for outstanding claims	3,625	(4,058)	(7,684)	(33,765)
Decrease in policy reserve	(287,124)	(224,601)	62,523	(1,868,562)
Increase in reserve for policyholder dividends	1,070	564	(505)	4,700
Decrease in reserve for possible loan losses	(671)	(2,265)	(1,593)	(18,847)
Increase in reserve for employees' retirement benefits	1,497	4,084	2,587	33,984
Increase in allowance for policyholder dividends	-	11,267	11,267	93,743
Increase (decrease) in reserve for price fluctuations	6,929	(52,779)	(59,708)	(439,093)
Interest, dividends and income from real estate for rent	(162,688)	(149,645)	13,043	(1,244,973)
Losses on investment securities	7,119	60,460	53,340	502,995
Interest expense	1,986	1,982	(4)	16,493
Exchange (gains) losses	(11,243)	8,235	19,479	68,518
Losses on sale or disposal of property and equipment	1,524	850	(673)	7,078
Equity in net (income) losses of affiliated companies	(350)	2,571	2,921	21,393
Decrease in amount due from agency	96	-	(96)	-
(Increase) decrease in amount due from reinsurers	37	(23)	(60)	(196)
Increase in other assets	(3,574)	(7,104)	(3,530)	(59,107)
Increase in amount due to reinsurers	0	1	0	11
Increase (decrease) in other liabilities	(788)	1,634	2,423	13,601
Other, net	(111)	171	282	1,429
Sub-total	(426,000)	(336,232)	89,767	(2,797,279)
Interest, dividends and income from real estate for rent received	163,822	149,063	(14,759)	1,240,128
Interest paid	(1,986)	(1,855)	131	(15,436)
Policyholder dividends	(18,540)	(18,162)	377	(151,104)
Income taxes paid	(1,246)	(469)	777	(3,907)
Net cash used in operating activities	¥ (283,952)	¥ (207,657)	¥ 76,294	$ (1,727,598)

(Continued)

	2002 (Millions of yen)	2003 (Millions of yen)	Increase (decrease)	2003 (Thousands of U.S. dollars)
Cash flows from investing activities:				
Net decrease in short-term investments	¥ 1,168	¥ 534	¥ (633)	$ 4,450
Investments in monetary claims purchased	(160,988)	(156,976)	4,011	(1,305,963)
Proceeds from sale and redemption of monetary claims purchased	235,896	170,166	(65,729)	1,415,693
Investments in monetary trusts	(32,206)	(2,271)	29,934	(18,897)
Proceeds from monetary trusts	22,750	46,139	23,389	383,859
Purchase of securities	(2,857,264)	(3,062,353)	(205,088)	(25,477,146)
Sale and redemption of securities	2,881,376	3,176,026	294,650	26,422,846
Investment in loans	(532,432)	(677,181)	(144,748)	(5,633,789)
Collection of loans	634,446	759,781	125,334	6,320,974
Other, net	(24,519)	1,231	25,750	10,245
Sub-total	168,226	255,096	86,870	2,122,271
Total of net cash provided by (used in) operating activities and investment transactions as above	(115,726)	47,439	163,165	394,672
Purchase of property and equipment	(7,832)	(7,921)	(88)	(65,902)
Proceeds from sale of property and equipment	4,477	375	(4,101)	3,125
Net cash received related to purchase of subsidiaries	-	30	30	249
Net cash provided by investing activities	164,870	247,581	82,710	2,059,744
Cash flows from financing activities:				
Proceeds from debt	7,000	9,350	2,350	77,787
Repayments of debt	(4,535)	(6,075)	(1,539)	(50,540)
Repayments of fund	(3,000)	(24,000)	(21,000)	(199,667)
Interest paid related to fund	(597)	(874)	(277)	(7,278)
Dividends paid to minority interests	(12)	(36)	(23)	(300)
Net cash used in financing activities	(1,145)	(21,636)	(20,490)	(180,000)
Effect of exchange rate changes on cash and cash equivalents	65	2	(62)	20
Net increase (decrease) in cash and cash equivalents	(120,162)	18,290	138,452	152,165
Cash and cash equivalents at beginning of year	295,891	154,178	(141,712)	1,282,685
Decrease in cash and cash equivalents due to deconsolidated subsidiaries	(21,550)	-	21,550	-
Cash and cash equivalents at end of year	¥ 154,178	¥ 172,469	¥ 18,290	$ 1,434,851

See notes to unaudited consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the year ended March 31, 2003 was 8. Taiyo Building Management Co., Ltd., was included in the consolidated financial statements from the date of its incorporation, April 1, 2002. Taiyo Life Lease Ltd. changed its name to T&D Taiyo Daido Lease Ltd. on August 1, 2002.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended March 31, 2003 was 3. As of July 1, 2002, T&D Taiyo Daido Asset Management Co., Ltd. has been merged with Daido Life Investment Trust Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. Taiyo Fire & Marine Insurance Company Ltd., which was previously affiliated company, has been accounted for the cost method since April 1, 2002, resulted by the reduction in control of its equity shares.

There are other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and affiliates".

(Continued)

The financial statements of a subsidiary located outside Japan are prepared with a fiscal year end of December 31. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Investments in securities other than those of subsidiaries and affiliates

Investments in securities are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. In respect of the calculation of the fair value, the average price prevailing in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance; (3) 'lump-sum endowment insurance' policies; and (4) 'personal pension insurance' policies during the year ended March 31, 2002. During the year ended March 31, 2003, the Company integrated saving-oriented products categories such as 'lump-sum endowment insurance' and 'personal pension insurance' into the category of 'personal insurance policies with maturity less than 25 years'. Such integration was resulted that the Company recognized the difficulty to keep an appropriate level of asset volume for investment activities relating to these product categories. They might be getting smaller since there is less possibilities that the Company restarts selling activities for such saving-oriented products under prolonged low-interest rate environment and the Company's activities in order to shift from saving-oriented products to protection-oriented products will also make them smaller. There were no impacts on financial statements due to such integration.

(Continued)

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(d) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including derivatives and securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in March.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of a subsidiary located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(e) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for a reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(Continued)

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Since the Company converted its organization from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends for the year ended March 31, 2003 through this allowance.

Allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from April 1, 2003.

(h) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

(Continued)

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach.

Through the year ended March 31, 2002, unrecognized net gains or losses was charged or credited to income in the following fiscal year. However, it was charged or credited to income when recognized in order to improve the financial condition after September 30, 2002. As a result of the accounting change, ordinary profit decreased by ¥3,700 million (U.S.$30,784 thousand) and income before income taxes decreased by ¥3,700 million (U.S.$30,784 thousand) for the year ended March 31, 2003.

*(j) **Reserve for directors' and corporate auditors' retirement benefits***

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

*(k) **Income taxes***

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

*(l) **Property and equipment***

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

Accumulated depreciation of property and equipment as of March 31, 2003 was ¥92,160 million (U.S.$766,723 thousand).

(Continued)

(m) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(n) Leases

The Company and its subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to unappropriated surplus. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2003 accounted to ¥5,850 million (U.S.$48,669 thousand).

(p) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

(Continued)

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥120.20 = U.S.$1, which is the approximate rate prevailing at March 31, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

(Continued)

3. Investments in Securities and Monetary Trusts

Investment in securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Securities:			
Trading	¥ 79,971	¥ 51,290	$ 426,710
Available-for-sale:			
with fair value	2,497,920	2,581,565	21,477,248
without fair value	96,760	98,154	816,593
	2,594,681	2,679,719	22,293,841
Held-to-maturity:			
with fair value	168,025	7,459	62,055
Policy-reserve-matching:			
with fair value	1,035,918	909,294	7,564,849
Non-consolidated subsidiaries and affiliates	5,670	14,923	124,157
	¥ 3,884,267	¥ 3,662,688	$ 30,471,614
Monetary trusts:			
Trading	¥ 95,883	¥ 55,569	$ 462,310
Available-for-sale	50	50	415
	¥ 95,933	¥ 55,619	$ 462,726

Investments in trading securities and monetary trusts held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31,			
	2002		2003	
	Fair value	Unrealized Gains (Losses)	Fair value	Unrealized Gains (Losses)
	(Millions of yen)			
Securities	¥ 79,971	¥ 1,401	¥ 51,290	¥ (4,820)
Monetary trusts	95,883	1,354	55,569	1,633
Total	¥ 175,855	¥ 2,755	¥ 106,860	¥ (3,187)

(Continued)

Taiyo Life Insurance Company

Notes to Unaudited Consolidated Financial Statements

	As of March 31, 2003	
	Fair value	Unrealized Gains (Losses)
	(Thousands of U.S. dollars)	
Securities	$ 426,710	$ (40,104)
Monetary trusts	462,310	13,587
Total	$ 889,021	$ (26,517)

Fair value information on investments in available-for-sale, held-to-maturity securities and policy-reserve-matching bonds held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 is summarized below:

	As of March 31, 2002		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Available-for-sale:			
Public and corporate bonds	¥ 1,330,185	¥ 53,546	¥ (2,572)
Domestic stocks	563,124	63,798	(60,374)
Foreign securities	575,176	17,403	(22,005)
Other securities	29,434	218	(2,350)
Total	¥ 2,497,920	¥ 134,966	¥ (87,302)

During the year ended March 31, 2002, impairment losses of ¥556 million were charged to income.

	As of March 31, 2002		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Held-to-maturity:			
Public and corporate bonds	¥ 168,025	¥ 1,721	¥ (2,185)

	As of March 31, 2002		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Policy-reserve-matching:			
Public and corporate bonds	¥ 1,035,918	¥ 6,516	¥ (1,160)

(Continued)

Taiyo Life Insurance Company

Notes to Unaudited Consolidated Financial Statements

	As of March 31, 2003		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Available-for-sale:			
Public and corporate bonds	¥ 1,499,778	¥ 56,430	¥ (779)
Domestic stocks	360,148	10,356	(73,382)
Foreign securities	679,699	34,208	(22,233)
Other securities	41,938	83	(2,531)
Total	¥ 2,581,565	¥ 101,079	¥ (98,927)

During the year ended March 31, 2003, impairment losses of ¥82,272 million (U.S.$684,466 thousand) were charged to income.

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Held-to-maturity:			
Public and corporate bonds	¥ 7,459	¥ 717	¥ -

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Millions of yen)		
Policy-reserve-matching:			
Public and corporate bonds	¥ 909,294	¥ 32,869	¥ (37)

	As of March 31, 2003		
	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Available-for-sale:			
Public and corporate bonds	$ 12,477,360	$ 469,474	$ (6,488)
Domestic stocks	2,996,242	86,159	(610,501)
Foreign securities	5,654,739	284,595	(184,968)
Other securities	348,906	694	(21,063)
Total	$ 21,477,248	$ 840,925	$ (823,022)

(Continued)

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Held-to-maturity:			
Public and corporate bonds	$ 62,055	$ 5,970	$ -

	As of March 31, 2003		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
	(Thousands of U.S. dollars)		
Policy-reserve-matching:			
Public and corporate bonds	$ 7,564,849	$ 273,459	$ (313)

Available-for-sale securities without readily obtainable fair value held by the Company and its consolidated subsidiaries as of March 31, 2002 and 2003 are summarized below:

	As of March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. Dollars)
Available-for-sale:			
Domestic stocks	¥ 6,758	¥ 8,102	$ 67,407
Foreign securities	90,000	90,000	748,752
Other securities	1	52	433
Total	¥ 96,760	¥ 98,154	$ 816,593

Impairment losses of ¥216 million and ¥322 million (U.S.$2,680 thousand) were charged to income during the years ended March 31, 2002 and 2003, respectively.

Gross gains of ¥66,529 million and ¥48,650 million (U.S.$404,743 thousand), and gross losses of ¥37,295 million and ¥40,613 million (U.S.$337,881 thousand) were realized on the sale of available-for-sale securities for the years ended March 31, 2002 and 2003, respectively. Total proceeds on such sales amounted to ¥2,373,399 million and ¥1,375,727 million (U.S.$11,445,320 thousand) for the years ended March 31, 2002 and 2003, respectively.

Gross gains of ¥20,901 million (U.S.$173,886 thousand), and gross losses of ¥1,486 million (U.S.$12,371 thousand) were realized through the sale of policy-reserve-matching bonds for the year ended March 31, 2003. Total proceeds on such sales amounted to ¥1,333,339 million (U.S.$11,092,672 thousand).

(Continued)

During the year ended March 31, 2003, the Company sold certain held-to-maturity securities, with a net book value of ¥7,714 million (U.S.$64,182 thousand), and recognized net gains amounted to ¥736 million (U.S.$6,125 thousand). In addition, the Company reclassified certain held-to-maturity securities, with a net book value of ¥152,858 million (U.S.$1,271,703 thousand), into available-for-sale securities. This is because, as described in 1 (c) above, the Company reorganized the classification for policy-reserve-matching-bonds. In that respect, certain held-to-maturity securities, related to category to be integrated into the other category, were no longer required to be remained as held-to-maturity securities due to the change of the future cash projection. As the result of the change of the classification of such held-to-maturity securities, the balance of securities increased by ¥3,279 million (U.S.$27,285 thousand) and net unrealized gains on securities increased by ¥2,095 million (U.S.$17,435 thousand).

The carrying value of bonds classified as available-for-sale, held-to-maturity securities and policy-reserve-matching bonds at March 31, 2002 and 2003, by contractual maturity date, is shown below:

	As of March 31, 2002				
	Due in one year or less	Due after one year through five years	Due after five years through ten years (Millions of yen)	Due after ten years	Total
Public and corporate bonds	¥ 208,556	¥ 999,887	¥ 1,069,529	¥ 256,155	¥ 2,534,129
Foreign securities	37,984	165,996	254,504	51,698	510,184
Other securities	-	12,825	7,280	-	20,106
Total	¥ 246,540	¥ 1,178,710	¥ 1,331,314	¥ 307,854	¥ 3,064,420

	As of March 31, 2003				
	Due in one year or less	Due after one year through five years	Due after five years through ten years (Millions of yen)	Due after ten years	Total
Public and corporate bonds	¥ 245,858	¥ 1,094,790	¥ 883,471	¥ 192,412	¥ 2,416,532
Foreign securities	13,250	224,403	304,960	87,798	630,413
Other securities	41	13,297	15,204	-	28,543
Total	¥ 259,151	¥ 1,332,491	¥ 1,203,636	¥ 280,210	¥ 3,075,489

(Continued)

	As of March 31, 2003				
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(Thousands of U.S. dollars)				
Public and corporate bonds	$ 2,045,413	$ 9,108,074	$ 7,350,009	$ 1,600,767	$ 20,104,265
Foreign securities	110,238	1,866,914	2,537,111	730,438	5,244,702
Other securities	348	110,629	126,491	-	237,469
Total	$ 2,156,000	$ 11,085,619	$ 10,013,612	$ 2,331,205	$ 25,586,437

4. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2003 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 389	$ 3,241
Past due loans	1,587	13,208
Loans overdue for three months or more	5,709	47,497
Restructured loans	3,710	30,871
Total	¥ 11,397	$ 94,820

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

(Continued)

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2003 amounted to ¥950 million (U.S.$7,911 thousand). Past due loans decreased due to write-offs by ¥190 million (U.S.$1,585 thousand) for the year ended March 31, 2003.

The Company's outstanding loan commitments with borrowers as of March 31, 2003 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitment	¥ 11,862	$ 98,692
Less amount drawn down	-	-
Residual loan commitment	¥ 11,862	$ 98,692

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

5. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations such as total notional amount, credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. The front, back and middle offices are performed by different departments for each dealing function. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

(Continued)

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of March 31, 2002 and 2003. Notional amounts do not represent exposure to credit loss.

	As of March 31, 2002			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Millions of yen)			
Interest rate swaps	¥ 430,974	¥ 40,200	¥ 17,526	¥ 17,526
Foreign exchange contracts sold	-	230,505	232,159	(1,653)
Foreign currency options sold (call)	-	58,866	835	(367)
Foreign currency options bought (put)	-	55,745	127	(341)
Credit derivatives sold	5,000	-	(41)	(41)
Total valuation gains, net				¥ 15,122

	As of March 31, 2003			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Millions of yen)			
Interest rate swaps	¥ 253,447	¥ 183,555	¥ 14,289	¥ 14,289
Foreign exchange contracts sold	-	396,180	401,455	(5,275)
Foreign exchange contracts bought	-	27,510	27,570	60
Foreign currency options sold (call)	-	47,730	359	(75)
Foreign currency options bought (put)	-	44,800	13	(271)
Bond options bought (call)	-	5,000	8	1
Bond options bought (put)	-	22,000	27	73
Credit derivatives sold	10,000	-	(69)	(69)
Total valuation gains, net				¥ 8,733

(Continued)

	As of March 31, 2003			
	Notional amounts			
	Over one year	One year or less	Current market or fair value	Valuation Gains (Losses)
	(Thousands of U.S. dollars)			
Interest rate swaps	$ 2,108,550	$ 1,527,081	$ 118,877	$ 118,877
Foreign exchange contracts sold	-	3,296,006	3,339,899	(43,892)
Foreign exchange contracts bought	-	228,869	229,372	502
Foreign currency options sold (call)	-	397,089	2,993	(624)
Foreign currency options bought (put)	-	372,714	111	(2,256)
Bond options bought (call)	-	41,597	69	14
Bond options bought (put)	-	183,028	226	614
Credit derivatives sold	83,194	-	-577	(577)
Total valuation gains, net				$ 72,657

6. Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥53,100 million (U.S.$441,768 thousand), as of March 31, 2003.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value. Cost is determined based on the moving average method.

(Continued)

7. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2002 and 2003 are summarized as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 2,349	¥ 2,255	$ 18,765
Other	49	62	518
Total	2,398	2,317	19,283
Accumulated depreciation:			
Equipment	505	875	7,281
Other	26	38	319
Total	532	913	7,600
Net carrying value:			
Equipment	1,843	1,380	11,483
Other	22	23	199
Total	¥ 1,865	¥ 1,404	$ 11,683

Obligation under finance leases as of March 31, 2002 and 2003 are as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 452	¥ 456	$ 3,796
Due after one year	1,451	1,004	8,360
Total	¥ 1,903	¥ 1,461	$ 12,157

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2002 and 2003 were ¥466 million and ¥541 million (U.S.$4,502 thousand), respectively.

(Continued)

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2002 and 2003 are as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Depreciation	¥ 415	¥ 482	$ 4,013
Imputed interest cost	75	80	670

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

(2) As Lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards for the years ended March 31, 2002 and 2003 are summarized as follows.

Leased assets included in the accompanying balance sheets accounted for under the operating lease accounting are summarized as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 52,272	¥ 53,822	$ 447,777
Other	1,760	3,063	25,483
Total	54,032	56,885	473,261
Accumulated depreciation:			
Equipment	26,607	27,824	231,485
Other	561	1,021	8,499
Total	27,168	28,846	239,984
Carrying value:			
Equipment	25,664	25,998	216,292
Other	1,199	2,041	16,983
Total	¥ 26,863	¥ 28,039	$ 233,276

(Continued)

The amounts equivalent to the minimum lease payments to be received as of March 31, 2002 and 2003 are as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 10,275	¥ 11,633	$ 96,786
Due after one year	23,011	22,547	187,583
Total	¥ 33,287	¥ 34,181	$ 284,369

Gross lease income, recovery to the principal amount and net lease income if the Company applied the finance lease accounting to non-ownership-transfer finance leases for the years ended March 31, 2002 and 2003 are as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Gross lease income	¥ 9,855	¥ 11,821	$ 98,351
Recovery to principal amount	8,189	9,993	83,144
Net lease income	1,465	1,996	16,608

8. Income Taxes

The Company and its domestic subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent. The effective tax rates for the year ended March 31, 2003 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Effect of equity in net loss of affiliated companies	20.6
Minimum taxes required for insurance companies under Japanese tax legislation	13.9
Other	(1.1)
Effective tax rate	69.4%

(Continued)

Significant components of deferred tax assets and liabilities of the Company and its consolidated subsidiaries as of March 31, 2003 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 47,177	$ 392,487
Reserve for possible loan losses	1,134	9,441
Reserve for employees' retirement benefits	9,624	80,067
Reserve for price fluctuations	769	6,404
Impairment losses on securities	62	521
Tax loss carryforward	20,885	173,752
Elimination of unrealized gains on consolidation	45	375
Other	2,022	16,823
Total deferred tax assets	81,720	679,872
Deferred tax liabilities:		
Deferred gain on sale of real estate	(377)	(3,141)
Accrued dividend income	(1,235)	(10,281)
Unrealized gain on available-for-sale securities	(874)	(7,273)
Deferred gain on revaluation for consolidation	(112)	(939)
Other	(10)	(88)
Total deferred tax liabilities	(2,611)	(21,724)
Net deferred tax asset	¥ 79,109	$ 658,148
Amounts recognized in consolidated balance sheet:		
Assets	¥ 79,222	$ 659,087
Liabilities	(112)	(939)
	¥ 79,109	$ 658,148

(Continued)

9. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	For the year ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 1,693	¥ 1,622	$ 13,495
Interest cost	1,021	1,020	8,486
Expected return on assets	(315)	(305)	(2,545)
Amortization of unrecognized net loss	1,539	3,944	32,813
Net periodic pension cost	3,938	6,280	52,250
Amortization of transition obligation	-	-	-
Total pension cost	¥ 3,938	¥ 6,280	$ 52,250

Assumptions used in accounting for the plans were as follows:

	For the year ended March 31,	
	2002	2003
Discount rate	3.0%	2.5%
Expected long-term rate of return on assets	3.5%	3.5%

Retirement benefits are allocated to periods of employees' service based on the benefit/years-of-service approach. All of unrecognized net gain or loss is charged or credited to income in the following fiscal year for the year ended March 31, 2002. However, it was charged or credited to income when recognized in order to improve the financial condition after September 30, 2002.

The plans' funded status as of March 31, 2002 and 2003 is summarized below:

	As of March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	¥ 34,059	¥ 37,568	$ 312,551
Plan assets	(8,742)	(8,410)	(69,968)
Unrecognized net gain (loss)	(243)	-	-
Reserve for employees' retirement benefits	¥ 25,073	¥ 29,158	$ 242,583

(Continued)

10. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2003 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 74,036	$ 615,942
Transfer to reserves from surplus in previous year	10,855	90,309
Policyholder dividends	(18,162)	(151,104)
Increase in interest	564	4,700
Balance at end of year	¥ 67,293	$ 559,846

11. Other Liabilities

Other liabilities included ¥85,000 million (U.S.$707,154 thousand) of subordinated borrowings as of March 31, 2003.

12. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,908 million (U.S.$24,199 thousand) as of March 31, 2003. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥12,440 million (U.S.$103,498 thousand) as of March 31, 2003. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

A portion of the Company's investments in securities, amounting to ¥19,889 million (U.S.$165,472 thousand) were pledged for the benefit of the Policyholder Protection Corporation as of March 31, 2003, in order to secure such future contributions.

(Continued)

13. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of March 31,	
	2003	2003
	(Millions of yen)	(Thousands of U.S. dollars)
Cash and deposits	¥ 45,264	$ 376,573
Less: deposits with an original maturity of more than three months	(375)	(3,119)
Call loans	127,580	1,061,397
Cash and cash equivalents	¥ 172,469	$ 1,434,851

14. Segment Information

Segment information is not required to be disclosed since ordinary revenue and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of ordinary revenue and total assets, respectively.

(Continued)

15. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

(1) Subscribed capital

Equity in the balance sheet of the Company as of April 1, 2003 has been adjusted as follows in accordance with the plan of reorganization prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus:		Retained earnings:	
Legal reserve for future losses	311	Appropriated retained earnings	683
Appropriated retained earnings	96,335	Unappropriated retained earnings	60,612
Unappropriated retained earnings	30,512	Total Surplus	61,296
Total Surplus	127,159	Land revaluation	(21,470)
Land revaluation	(21,470)	Net unrealized gains on securities	1,547
Net unrealized gains on securities	1,547		
Total Equity	¥ 117,249	Total Equity	¥ 116,373

(Thousands of U.S. dollars)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	$ 83,194	Common stock	$ 311,980
Reserve for revaluation	109	Capital reserve	311,980
Surplus:		Retained earnings:	
Legal reserve for future losses	2,589	Appropriated retained earnings	5,690
Appropriated retained earnings	801,458	Unappropriated retained earnings	504,266
Unappropriated retained earnings	253,850	Total Surplus	509,956
Total Surplus	1,057,898	Land revaluation	(178,622)
Land revaluation	(178,622)	Net unrealized gains on securities	12,873
Net unrealized gains on securities	12,873		
Total Equity	$ 975,453	Total Equity	$ 968,167

Note: For total equity as of April 1, 2003, ¥875 million (U.S.$7,286 thousand) has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(Continued)

These adjustments would effect to the equity of the consolidated balance sheet as follows:

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus	125,973	Retained earnings	60,110
Land revaluation	(21,470)	Land revaluation	(21,470)
Net unrealized gains on securities	1,842	Net unrealized gains on securities	1,842
Translation adjustments	(51)	Translation adjustments	(51)
Total Equity	¥ 116,307	Total Equity	¥ 115,431

(Thousands of U.S. dollars)

As of March 1, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	$ 83,194	Common stock	$ 311,980
Reserve for revaluation	109	Capital reserve	311,980
Surplus	1,048,033	Retained earnings	500,091
Land revaluation	(178,622)	Land revaluation	(178,622)
Net unrealized gains on securities	15,328	Net unrealized gains on securities	15,328
Translation adjustments	(427)	Translation adjustments	(427)
Total Equity	$ 967,615	Total Equity	$ 960,328

Note: For total equity as of April 1, 2003, ¥875 million (U.S.$7,286 thousand) has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

V. Manufacturing, orders received and sales

Due to the uniqueness of the life insurance business, we do not have any information to disclose regarding manufacturing, orders received and sales.

EXHIBIT 2

Non-Consolidated Financial Summary for the Fiscal Year ended March 31, 2003

(English Version)

03 JUL 15 AM 7:21

• Non-Consolidated Financial Summary
(For the fiscal year 2002 ended March 31, 2003)

May 22, 2003

Name of Company: Taiyo Life Insurance Company
Stock Listing: Tokyo
Security Code No.: 8796
Head Office: Tokyo, Japan
URL: hppt://www.taiyo-seimei.co.jp/
Date of Board Meeting for approval of Accounts: May 22, 2003
Application of Interim Dividends Policy Yes
Date of General Shareholders' Meeting: June 26, 2003
Application of Unit Share (Tangen-kabu) Policy No

1. Non-Consolidated Results for the FY2002 Ended March 31, 2003

(1) Results of Operations

Note: Amounts of less than one million yen are truncated, and percentages have been rounded to the nearest percent.

	Ordinary Revenue	%change	Ordinary Profit	%change	Base Profit	%change	Net Income	%change
FY2002 ended March 31, 2003	¥1,385,248	(12.9)	¥23,055	26.9	¥28,734	107.1	¥4,825	859.3
FY2001 ended March 31, 2002	¥1,591,001	14.7	¥18,167	(12.8)	¥13,875	(0.5)	¥503	-

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenue
FY2002 ended March 31, 2003	¥3,192.33	¥ -	3.4%	0.3%	1.7%
FY2001 ended March 31, 2002	¥335.36	¥ -	0.2%	0.3%	1.1%

Notes: 1. Average number of outstanding shares during the year: None
2. Changes in method of accounting: Yes
3. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.
4. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.2 and 3 of this material for computation of net income, net income per share, and ratio of net income to shareholders' equity.
5. Base profit is a measure of a life insurance company's underlying profitability from core insurance operations and defined as ordinary profit excluding capital gains/losses such as gains/losses from sale of securities, valuation losses of securities, non-recurrent items such as provision (reversal) of contingent reserve and write-off of loans.

(2) Dividends paid during the year

	Per share dividend paid during the year			Total Dividends during the year	Dividends Payment Ratio	Ratio of Dividends to Shareholders' Equity
		Interim	Y/E			
FY2002 ended March 31, 2003	-	-	-	-	-	-
FY2001 ended March 31, 2002	-	-	-	-	-	-

As Taiyo Life Insurance Company was a mutual company though March 31, 2003, no dividends are paid for the year then ended.

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
FY2002 ended March 31, 2003	¥6,528,068 million	¥116,373 million	1.8%	¥77,557.67
FY2001 ended March 31, 2002	¥6,834,028 million	¥166,256 million	2.4%	¥110,837.49

Notes: 1. Number of outstanding shares at the end of the year: None
2. Number of treasury stocks at the end of the year: None
3. Taiyo Life Insurance Company was a mutual company through March 31, 2003. Please refer to P.3 and 4 of this material for computation of shareholders' equity, shareholders' equity ratio, and shareholders' equity per share.

2. Forecast for the Year Ending March 31, 2004 (April 1, 2003 - March 31, 2004)

	Ordinary Revenue	Ordinary Profit (Millions of Yen)		Net Income	Dividends per Share During the Year		
			Core Profit		Interim	Y/E	
	(¥Millions)	(¥Millions)	(¥Millions)	(¥Millions)	(Yen)	(Yen)	(Yen)
Interim	¥591,000	¥14,700	¥13,700	¥4,500	¥ -	¥ -	¥ -
Annual	¥1,172,000	¥26,000	¥29,400	¥6,400	¥ -	¥1,500.00	¥1,500.00

Note: Projected net income per share for the year ending March 31, 2004 is ¥4,266.67.

The above forecasts for the year ending March 31, 2004 reflect the Company's current analysis of the existing information and trends available on the release date of this material. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's business. For further details, please refer to P.2 of the attachment to the "Consolidated Financial Summary.

As of April 1, 2003, Taiyo Life Insurance Company converted from a mutual company to a joint stock corporation.
In the case of mutual life companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision for reserve is treated as an expense in its statement of operation.

Fiscal Year Ended March 31, 2002
Assuming that the Company had treated the provision for reserve for policyholder dividends as an expense in the statement of operation, like as a joint stock corporation, the following figures and ratios would have been calculated as follows:

Net income
Net income as reported in the statement of operation [¥11,358 million] - provision for reserve for policyholder dividends [¥10,855 million] = Net income (adjusted)

Net income per share
Net income (adjusted) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity
Net income (adjusted) / {(total equity at beginning of fiscal year [¥321,896 million] – provision for reserve for policyholder dividends [¥11,101 million] + total equity at end of fiscal year [¥177,111 million] – provision for reserve for policyholder dividends [¥10,855 million]) / 2} x 100

Shareholders' equity
Total equity at end of fiscal year as reported in the balance sheet [¥177,111 million] – provision for reserve for policyholder dividends [¥10,855 million] = shareholders' equity (adjusted)

Shareholders' equity ratio
Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,656,917 million] + total equity at end of fiscal year [¥177,111 million]) x 100

Shareholders' equity per share
Shareholders' equity (adjusted) / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2003
For the fiscal year ended March 31, 2003, the Company sets up the allowance for policyholder dividends to provide for policyholder dividends to be paid after demutualization, and the amount corresponding to the provision for policyholder dividends of a mutual company was charged to the statement of operation.

In conjunction with the demutualization, certain policyholders will receive cash payment in lieu of a share allotment (Note) after April 1, 2003. The amount paid (hereinafter, the amount paid upon demutualization) had been included within the equity of the mutual company but was deducted from equity upon demutualization and would not be included in the shareholders' equity of the joint stock corporation.

If these effects described above had been taken into consideration, the following figures and ratios would have been calculated as follows:

Net income
Net income as reported in the statement of operation [¥4,825 million]

Net income per share
(Net income [¥4,825 million] – bonus to directors and corporate auditors [¥37 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Ratio of net income to shareholders' equity
Net income [¥4,825 million] / {(total equity at beginning of fiscal year [¥177,111 million] – provision for reserve for policyholder dividends [¥10,855 million] + total equity at end of fiscal year [¥117,249 million]) / 2} x 100

Shareholders' equity
Total equity at end of fiscal year as reported in the balance sheet [¥117,249 million] – amount paid upon demutualization [¥875 million] = shareholders' equity (adjusted)

Shareholders' equity ratio
Shareholders' equity (adjusted) / (total liabilities at end of fiscal year [¥6,410,819 million] + total equity at end of fiscal year [¥117,249 million]) x 100

Shareholders' equity per share
(Shareholders' equity (adjusted) – bonus to directors and corporate auditors [¥37 million]) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders in accordance with the Article 89, Section 1 of the Insurance Business Law. In accordance with the Article 12 of the Implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥875 million) were calculated by multiplying the number of total shares that would be allotted if they could receive the share allotments (12,054.9739294) by the purchase price for new listing made by underwriters (¥72,652).
The amount was reclassified into other payables as of the date of demutualization and paid after April 1, 2003.

Unaudited Non-Consolidated Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Balance Sheets

As of March 31,

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits:						
Cash	¥ 3,500		¥ 2,277		¥ (1,222)	$ 18,951
Deposits	46,441		38,355		(8,086)	319,093
Total Cash and Deposits	49,941	0.7	40,633	0.6	(9,308)	338,045
Call Loans	101,580	1.5	127,580	2.0	26,000	1,061,397
Monetary Claims Purchased	54,995	0.8	41,966	0.6	(13,028)	349,141
Monetary Trusts	95,933	1.4	55,619	0.9	(40,314)	462,726
Securities:						
Government bonds	1,383,781		1,181,155		(202,626)	9,826,582
Municipal bonds	459,914		402,362		(57,551)	3,347,445
Corporate bonds	723,006		853,978		130,972	7,104,648
Domestic stocks	601,773		400,908		(200,865)	3,335,344
Foreign securities	686,132		784,098		97,966	6,523,284
Other securities	29,148		41,624		12,475	346,289
Total Securities	3,883,756	56.8	3,664,128	56.1	(219,628)	30,483,594
Loans:						
Policy loans	140,623		125,561		(15,061)	1,044,608
Commercial loans	2,169,305		2,103,582		(65,723)	17,500,684
Total Loans	2,309,929	33.8	2,229,144	34.1	(80,785)	18,545,293
Property and Equipment:						
Land	110,220		109,360		(859)	909,818
Buildings	70,015		66,222		(3,792)	550,937
Equipment	383		370		(12)	3,079
Construction in progress	11,343		18,105		6,761	150,627
Total Property and Equipment	191,962	2.8	194,058	3.0	2,096	1,614,463
Due from Agency	18	0.0	-	-	(18)	-
Due from Reinsurers	1	0.0	24	0.0	23	207
Other Assets:						
Accounts receivable	6,787		22,816		16,028	189,820
Prepaid expenses	777		708		(69)	5,893
Accrued income	33,671		34,538		867	287,344
Deposit for rent	235		340		104	2,830
Margin for futures contracts	885		-		(885)	-
Derivatives	13,854		9,849		(4,005)	81,945
Suspense payments	5,008		4,995		(13)	41,560
Other assets	12,399		14,200		1,801	118,139
Total Other Assets	73,620	1.1	87,449	1.3	13,828	727,533
Deferred Tax Assets	66,120	1.0	78,600	1.2	12,480	653,917
Deferred Tax Assets on Land Revaluation	11,956	0.2	12,129	0.2	173	100,912
Reserve for Possible Loan Losses	(5,786)	(0.1)	(3,266)	(0.1)	2,519	(27,176)
Total Assets	¥ 6,834,028	100.0	¥ 6,528,068	100.0	¥ (305,960)	$ 54,310,055

(Continued)

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 22,458		¥ 18,399		¥ (4,058)	$ 153,077
Policy reserve	6,358,848		6,134,247		(224,601)	51,033,669
Reserve for policyholder dividends	74,036		67,293		(6,742)	559,846
Total Policy Reserves	6,455,343	94.5	6,219,940	95.3	(235,402)	51,746,594
Due to Reinsurers	24	0.0	25	0.0	1	213
Other Liabilities:						
Subordinated borrowings	85,000		85,000		-	707,154
Accounts payable	2,363		28,348		25,985	235,845
Accrued expenses	8,419		8,661		241	72,055
Unearned income	528		558		29	4,647
Deposits received	562		550		(12)	4,576
Guarantee deposits	5,231		6,757		1,525	56,217
Derivatives	7,032		8,378		1,345	69,700
Deferred valuation gains on hedge	11,472		7,984		(3,488)	66,422
Suspense receipt	547		1,668		1,120	13,880
Other liabilities	3		3		-	24
Total Other Liabilities	121,161	1.8	147,909	2.3	26,747	1,230,526
Reserve for Employees' Retirement Benefits	25,018	0.4	29,099	0.4	4,080	242,095
Reserve for Directors' and Corporate Auditors' Retirement Benefits	457	0.0	443	0.0	(14)	3,687
Allowance for Policyholder Dividends	-	-	11,267	0.2	11,267	93,743
Reserve for Price Fluctuations	54,911	0.8	2,132	0.0	(52,779)	17,739
Total Liabilities	6,656,917	97.4	6,410,819	98.2	(246,098)	53,334,601
Equity:						
Fund	24,000	0.4	-	-	(24,000)	-
Reserve for Redemption of Fund	7,000	0.1	10,000	0.2	3,000	83,194
Reserve for Revaluation	13	0.0	13	0.0	-	109
Surplus:						
Legal reserve for future losses	271		311		40	2,589
Appropriated retained earnings	99,798		96,335		(3,463)	801,458
Unappropriated retained earnings	36,734		30,512		(6,221)	253,850
Total Surplus	136,804	2.0	127,159	1.9	(9,645)	1,057,898
Land Revaluation	(21,163)	(0.3)	(21,470)	(0.3)	(306)	(178,622)
Net Unrealized Gains on Securities	30,457	0.4	1,547	0.0	(28,910)	12,873
Total Equity	177,111	2.6	117,249	1.8	(59,861)	975,453
Total Liabilities and Equity	¥ 6,834,028	100.0	¥ 6,528,068	100.0	¥ (305,960)	$ 54,310,055

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Ordinary Revenue:						
Income from Insurance Premiums:						
Insurance premiums	¥ 1,018,994		¥ 887,784		¥ (131,209)	7,385,897
Ceded reinsurance commissions	46		157		110	1,307
Total Income from Insurance Premiums	1,019,041		887,942		(131,099)	7,387,204
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	14		4		(10)	33
Interest income and dividends from securities	86,292		79,550		(6,742)	661,818
Interest income from loans	69,995		64,396		(5,598)	535,745
Interest from real estate for rent	6,137		5,863		(274)	48,778
Other income from interest and dividends	533		424		(109)	3,534
Total interest, dividends and income from real estate for rent	162,973		150,239		(12,734)	1,249,909
Gains from monetary trusts, net	-		3,554		3,554	29,568
Gains on sale of securities	66,517		70,287		3,769	584,755
Foreign exchange gains, net	11,244		-		(11,244)	-
Other investment income	3,728		5,286		1,557	43,979
Total Investment Income	244,464		229,367		(15,097)	1,908,213
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	524		568		43	4,725
Income due to withheld insurance payments	39,322		37,272		(2,050)	310,088
Reversal of reserve for outstanding claims	-		4,058		4,058	33,765
Reversal of reserve for policy reserve	287,124		224,601		(62,523)	1,868,562
Other	523		1,438		914	11,966
Total Other Ordinary Income	327,495		267,938		(59,556)	2,229,108
Total Ordinary Revenue	¥ 1,591,001	100.0	¥ 1,385,248	100.0	¥ (205,753)	$ 11,524,526

(Continued)

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	¥ 917,359		¥ 718,110		¥ (199,248)	$ 5,974,299
Annuity payments	74,514		87,121		12,607	724,806
Insurance benefits	121,200		121,707		507	1,012,542
Surrender payments	225,199		174,597		(50,601)	1,452,557
Other payments	29,925		36,673		6,748	305,105
Reinsurance premiums	105		111		5	924
Total Insurance Claims and Other Payments	1,368,304		1,138,322		(229,981)	9,470,236
Provision for Policy and Other Reserves:						
Provision for outstanding claims	3,625		-		(3,625)	-
Interest portion of reserve for policyholder dividends	1,070		564		(505)	4,700
Total Provision for Policy and Other Reserves	4,696		564		(4,131)	4,700
Investment Expenses:						
Interest expense	2,166		2,175		8	18,099
Losses from monetary trusts, net	430		-		(430)	-
Losses on sale of securities	37,295		42,100		4,804	350,252
Devaluation losses on securities	1,751		24,930		23,178	207,406
Amortization of securities	260		-		(260)	-
Losses from derivatives, net	26,117		630		(25,487)	5,247
Foreign exchange losses, net	-		8,235		8,235	68,518
Write-off of loans	132		205		73	1,712
Depreciation of real estate for rent	2,545		2,373		(172)	19,745
Other investment expenses	2,848		3,874		1,025	32,233
Losses on separate accounts, net	6,184		9,106		2,921	75,757
Total Investment Expenses	79,734		93,632		13,898	778,973
Operating Expenses	85,049		86,143		1,093	716,668
Other Ordinary Expenses:						
Payments related to withheld insurance claims	23,260		26,942		3,681	224,144
Taxes	5,853		5,917		63	49,227
Depreciation	3,772		4,366		593	36,323
Provision for reserve for employees' retirement benefits	1,537		4,080		2,543	33,950
Other	626		2,223		1,596	18,495
Total Other Ordinary Expenses	35,050		43,529		8,479	362,141
Total Ordinary Expenses	1,572,834	98.9	1,362,192	98.3	(210,641)	11,332,719
Ordinary Profit	¥ 18,167	1.1	¥ 23,055	1.7	¥ 4,888	$ 191,806

(Continued)

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Extraordinary Gains:						
Gains on sale of property and equipment	¥ 262		¥ 2		¥ (260)	$ 16
Reversal of reserve for price fluctuations	-		52,779		52,779	439,093
Reversal of reserve for possible loan losses	755		2,436		1,680	20,272
Other	189		77		(112)	641
Total Extraordinary Gains	1,207	0.1	55,294	4.0	54,087	460,024
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	1,738		797		(940)	6,637
Provision for reserve for price fluctuations	6,929		-		(6,929)	-
Impairment losses on equity securities included in trust account	-		57,664		57,664	479,740
Provision for allowance for policyholder dividends	-		11,267		11,267	93,743
Social service contribution	10		14		4	116
Other	514		-		(514)	-
Total Extraordinary Losses	9,192	0.6	69,744	5.0	60,551	580,237
Income Before Income Taxes	10,181	0.6	8,605	0.6	(1,576)	71,593
Income Taxes:						
Current	661	0.0	101	0.0	(560)	841
Deferred	(1,838)	(0.1)	3,678	0.3	5,517	30,604
Net Income	11,358	0.7	4,825	0.3	(6,532)	40,147
Unappropriated Surplus at Beginning of Year	25,366		25,366		-	211,036
Transfer from land revaluation	-		306		306	2,550
Transfer from appropriated retained earnings	10		14		4	116
Unappropriated Surplus at End of Year	¥ 36,734		¥ 30,512		¥ (6,221)	$ 253,850

See notes to unaudited non-consolidated financial statements.

Unaudited Non-Consolidated Statements of Surplus

Years ended March 31,

	2002 (Millions of yen)	2003 (Millions of yen)	2003 (Thousands of U.S. dollars)
Unappropriated Surplus at Beginning of Year	¥ 36,734	¥ 30,512	$ 504,266
Transfer from appropriated retained earnings	17	30,115	129
	36,752	60,628	504,395
Appropriation Surplus:			
Transfer to reserve for policyholder dividends	10,855	-	-
Legal reserve for future losses	40	-	-
Bonus to directors	34	25	209
Bonus to corporate auditors	12	12	99
Transfer to appropriated retained earnings	443	35,000	291,181
Total Appropriation of Surplus	11,386	35,037	291,491
Unappropriated Surplus Carried Forward	¥ 25,366	¥ 25,591	$ 212,904

See notes to unaudited non-consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. In respect of the calculation of the fair value, the average price prevailing in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

(Continued)

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance; (3) 'lump-sum endowment insurance' policies; and (4) 'personal pension insurance' policies during the year ended March 31, 2002. During the year ended March 31, 2003, the Company integrated saving-oriented products categories such as 'lump-sum endowment insurance' and 'personal pension insurance' into the category of 'personal insurance policies with maturity less than 25 years'. Such integration was resulted that the Company recognized the difficulty to keep an appropriate level of asset volume for investment activities relating to these product categories. They might be getting smaller since there is less possibilities that the Company restarts selling activities for such saving-oriented products under prolonged low-interest rate environment and the Company's activities in order to shift from saving-oriented products to protection-oriented products will also make them smaller. There were no impacts on financial statements due to such integration.

Investments in subsidiaries and affiliated amounted to ¥2,138 million (U.S.$17,787 thousand) are stated at cost and included in investments in securities.

(c) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in March. Stock of the Company's subsidiary is translated into Japanese yen at the exchange rates prevailing when such transactions occur.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(d) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

(Continued)

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(f) Allowance for policyholder dividends

The Company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualization. The set up of this allowance is prescribed in Article 287-2 of the Japanese Commercial Code.

Policyholder dividends are recorded on an accrual basis for a joint stock corporation. They are treated as an appropriation of surplus for a mutual company. Accordingly, they are recorded based on the approval of the policyholders' representatives meeting held after the balance sheet date. Since the Company converted its organization from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends for the year ended March 31, 2003 through this allowance.

Allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from April 1, 2003.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortal[illegible] rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation [illegible]ot necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

(Continued)

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach.

Through the year ended March 31, 2002, unrecognized net gains or losses was charged or credited to income in the following fiscal year. However, it was charged or credited to income when recognized in order to improve the financial condition after September 30, 2002. As a result of the accounting change, ordinary profit decreased by ¥3,700 million (U.S.$30,784 thousand) and income before income taxes decreased by ¥3,700 million (U.S.$30,784 thousand) for the year ended March 31, 2003.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company sets up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

Accumulated depreciation of property and equipment as of March 31, 2003 was ¥92,110 million (U.S.$766,309 thousand).

(Continued)

(l) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(m) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(n) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to unappropriated surplus. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2003 amounted to ¥5,850 million (U.S.$48,669 thousand).

(o) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

(Continued)

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(p) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥120.20 = U.S.$1, which is the approximate rate prevailing at March 31, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Loans

Delinquent loans of the Company as of March 31, 2003 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 313	$ 2,609
Past due loans	1,423	11,840
Loans overdue for three months or more	5,709	47,497
Restructured loans	3,710	30,871
Total	¥ 11,157	$ 92,820

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

(Continued)

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach.

Through the year ended March 31, 2002, unrecognized net gains or losses was charged or credited to income in the following fiscal year. However, it was charged or credited to income when recognized in order to improve the financial condition after September 30, 2002. As a result of the accounting change, ordinary profit decreased by ¥3,700 million (U.S.$30,784 thousand) and income before income taxes decreased by ¥3,700 million (U.S.$30,784 thousand) for the year ended March 31, 2003.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company sets up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

Accumulated depreciation of property and equipment as of March 31, 2003 was ¥92,110 million (U.S.$766,309 thousand).

(Continued)

(l) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(m) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(n) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to unappropriated surplus. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2003 amounted to ¥5,850 million (U.S.$48,669 thousand).

(o) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

(Continued)

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(p) *Accounting for consumption taxes*

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥120.20 = U.S.$1, which is the approximate rate prevailing at March 31, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Loans

Delinquent loans of the Company as of March 31, 2003 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 313	$ 2,609
Past due loans	1,423	11,840
Loans overdue for three months or more	5,709	47,497
Restructured loans	3,710	30,871
Total	¥ 11,157	$ 92,820

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

(Continued)

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2003 amounted to ¥944 million (U.S.$7,854 thousand). Past due loans decreased due to write-offs by ¥110 million (U.S.$923 thousand) for the year ended March 31, 2003.

The Company's outstanding loan commitments with borrowers as of March 31, 2003 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Total loan commitment	¥ 11,862	$ 98,692
Less amount drawn down	-	-
Residual loan commitment	¥ 11,862	$ 98,692

Based on the loan agreements, the extension of credit is subject to the Company's review procedures. The review procedures provide ensuring to the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitments do not necessarily represent future cash requirements.

4. Separate Accounts

The balance sheets include assets and an equivalent amount of liabilities related to separate accounts, amounting to ¥53,100 million (U.S.$441,768 thousand), as of March 31, 2003.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although the assets are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Investment securities held under the separate accounts are deemed to be trading securities based on the accounting standards for financial instruments, and are stated at fair value. Cost is determined based on the moving average method.

(Continued)

5. Lease Transactions

Information regarding non-ownership-transfer finance leases is as follows:

Pro forma information of non-ownership-transfer finance leases contracted as a lessee such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense, interest expense of finance leases, which is required under Japanese accounting standards for leases for the years ended March 31, 2002 and 2003 are summarized as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Acquisition cost:			
Equipment	¥ 2,268	¥ 2,162	$ 17,987
Accumulated depreciation:			
Equipment	475	836	6,960
Net carrying value:			
Equipment	¥ 1,792	¥ 1,325	$ 11,027

Obligation under finance leases as of March 31, 2002 and 2003 are as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 427	¥ 427	$ 3,558
Due after one year	1,401	952	7,925
Total	¥ 1,829	¥ 1,380	$ 11,484

Total payments for non-ownership-transfer finance leases for the years ended March 31, 2002 and 2003 were ¥439 million and ¥509 million (U.S.$4,241 thousand), respectively.

(Continued)

Depreciation and imputed interest cost, which are not reflected the accompanying statements of operations, for the years ended March 31, 2002 and 2003 are as follows:

	For the years ended March 31,		
	2002	2003	2003
	(Millions of yen)		(Thousands of U.S. dollars)
Depreciation	¥ 390	¥ 453	$ 3,772
Imputed interest cost	72	77	648

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

6. Income Taxes

The Company is subject to corporate (national) and inhabitants (local) taxes based on income that, in aggregate, resulted in a normal statutory tax rate of approximately 36.1 per cent.

The effective tax rates for the year ended March 31, 2003 differ from the normal statutory rate for the following reasons:

Statutory tax rate	36.1%
Minimum taxes required for insurance companies under Japanese tax legislation	9.1
Other	(1.2)
Effective tax rate	43.9%

(Continued)

Taiyo Life Insurance Company

Notes to Unaudited Non-Consolidated Financial Statements

Significant components of deferred tax assets and liabilities of the Company as of March 31, 2003 are summarized below:

	(Millions of yen)	(Thousands of U.S. dollars)
Deferred tax assets:		
Policy reserves	¥ 47,177	$ 392,487
Reserve for possible loan losses	895	7,451
Reserve for employees' retirement benefits	9,603	79,898
Reserve for price fluctuations	769	6,404
Impairment losses on securities	62	521
Tax loss carryforward	20,722	172,397
Other	1,867	15,534
Total deferred tax assets	81,098	674,695
Deferred tax liabilities:		
Deferred gain on sale of real estate	(377)	(3,141)
Accrued dividend income	(1,235)	(10,281)
Unrealized gain on available-for-sale securities	(874)	(7,272)
Other	(9)	(82)
Total deferred tax liabilities	(2,497)	(20,778)
Net deferred tax asset	¥ 78,600	$ 653,917

(Continued)

7. Reserve for Policyholder Dividends

An analysis in the reserve for policyholder dividends included in policy reserves for the year ended March 31, 2003 is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Balance at beginning of year	¥ 74,036	$ 615,942
Transfer to reserves from surplus in previous year	10,855	90,309
Policyholder dividends	(18,162)	(151,104)
Increase in interest	564	4,700
Balance at end of year	¥ 67,293	$ 559,846

8. Surplus

In order to keep the Company's sound financial condition, certain valuation gains credited as income to the value of ¥415 million (U.S.$3,458 thousand) are restricted for distribution in accordance with the Insurance Business Law. This amount mainly resulted from net valuation gains of trading securities, net unrealized gain on secutiries and derivative financial instruments.

9. Commitments

The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥2,908 million (U.S.$24,199 thousand) as of March 31, 2003. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were and ¥12,440 million (U.S.$103,498 thousand) as of March 31, 2003. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

A portion of the Company's investments in securities, amounting to ¥19,889 million (U.S.$165,472 thousand) were pledged for the benefit of the Policyholder Protection Corporation as of March 31, 2003, in order to secure such future contributions.

(Continued)

10. Investment Gains/Losses

The detail of gains/losses on sale of securities and devaluation losses on securities for the year ended March 31, 2003 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
	(Millions of yen)		
Public and corporate bonds	¥ 39,419	¥ 1,609	¥ -
Domestic stocks	12,188	28,411	23,867
Foreign securities	18,616	12,052	879
Other securities	62	26	182
	¥ 70,287	¥ 42,100	¥ 24,930

	Gains on sale	Losses on sale	Devaluation losses
	(Thousands of U.S. dollars)		
Public and corporate bonds	$ 327,948	$ 13,390	$ -
Domestic stocks and other	101,404	236,371	198,567
Foreign securities	154,879	100,268	7,318
Other securities	523	221	1,520
	$ 584,755	$ 350,252	$ 207,406

Gains from monetary trusts and losses from derivatives include valuation gains amounting to ¥1,633 million (U.S.$13,587 thousand) and ¥3,404 million (U.S.$28,322 thousand), respectively.

11. Transaction with Subsidiaries

Receivables from and payables to subsidiaries as of March 31, 2003 were ¥21,881 million (U.S.$182,043 thousand) and ¥173 million (U.S.$1,444 thousand), respectively.

Income and expenses with subsidiaries for the year ended March 31, 2003 were ¥317 million (U.S.$2,640 thousand) and ¥5,276 million (U.S.$43,893 thousand), respectively.

(Continued)

Taiyo Life Insurance Company

Notes to Unaudited Non-Consolidated Financial Statements

12. Subsequent Events

In accordance with the Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

(1) Subscribed capital

Equity in the balance sheet of the Company as of April 1, 2003 has been adjusted as follows in accordance with the plan of reorganization prescribed in the Article 86 of the Insurance Business Law.

(Millions of yen)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	¥ 10,000	Common stock	¥ 37,500
Reserve for revaluation	13	Capital reserve	37,500
Surplus:		Retained earnings:	
Legal reserve for future losses	311	Appropriated retained earnings	683
Appropriated retained earnings	96,335	Unappropriated retained earnings	60,612
Unappropriated retained earnings	30,512	Total Surplus	61,296
Total Surplus	127,159	Land revaluation	(21,470)
Land revaluation	(21,470)	Net unrealized gains on securities	1,547
Net unrealized gains on securities	1,547		
Total Equity	¥ 117,249	Total Equity	¥ 116,373

(Thousands of U.S. dollars)

As of March 31, 2003		As of April 1, 2003	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Reserve for redemption of fund	$ 83,194	Common stock	$ 311,980
Reserve for revaluation	109	Capital reserve	311,980
Surplus:		Retained earnings:	
Legal reserve for future losses	2,589	Appropriated retained earnings	5,690
Appropriated retained earnings	801,458	Unappropriated retained earnings	504,266
Unappropriated retained earnings	253,850	Total Surplus	509,956
Total Surplus	1,057,898	Land revaluation	(178,622)
Land revaluation	(178,622)	Net unrealized gains on securities	12,873
Net unrealized gains on securities	12,873		
Total Equity	$ 975,453	Total Equity	$ 968,167

Note: For total equity as of April 1, 2003, ¥875 million (U.S.$7,286 thousand) has been deducted from total equity as of March 31, 2003 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(Continued)

(2) Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

EXHIBIT 3

Supplemental Data for Financial Closing for Fiscal Year 2002

(English Version)

Supplementary Data for Financial Closing for FY 2002

Supplementary Data for Financial Statements

1. Indices Indicating Status of Principle Business (Non-consolidated)

(1) Volume & Amount of Policies in Force (In thousands of policies, hundred million yen, %)

Category	As of the end of FY 2002				As of the end of FY 2001			
	No. of policies		Amount		No. of policies		Amount	
		Year-on-year %		Year-on-year %		Year-on-year %		Year-on-year %
Individual insurance	4,197	90.0	105,002	102.8	4,664	87.1	102,173	102.6
Individual annuity	1,577	96.1	47,684	95.1	1,641	96.5	50,155	96.2
Sub-total	5,774	91.6	152,686	100.2	6,306	89.4	152,329	100.4
Group insurance	-	-	109,799	99.6	-	-	110,227	106.2
Group annuity	-	-	8,015	98.6	-	-	8,132	103.1

Note: 1. The amount of individual annuity represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.

2. The amount of group annuity represents that of policy reserves.

(2) Volume & Amount of New Policies (In thousands of policies, hundred million yen, %)

Category	FY 2002					
	No. of policies		Amount			
		Year-on-year %		Year-on-year %	New policies	Net increase by way of policy conversions
Individual insurance	383	84.7	20,910	102.1	20,910	-
Individual annuity	31	57.4	844	60.2	844	-
Sub-total	415	81.7	21,754	99.4	21,754	-
Group insurance	-	-	1,067	38.8	1,067	
Group annuity	-	-	0	248.0	0	

Category	FY 2001					
	No. of policies		Amount			
		Year-on-year %		Year-on-year %	New policies	Net increase by way of policy conversions
Individual insurance	453	113.8	20,479	140.4	20,479	-
Individual annuity	54	34.0	1,401	29.6	1,401	-
Sub-total	507	90.8	21,881	113.3	21,881	-
Group insurance	-	-	2,750	353.6	2,750	
Group annuity	-	-	0	67.2	0	

Note: 1. Policy conversions were discontinued in Fiscal 1999.
2. The amount of individual annuity represents the source funds for the pay-outs of annuities as of the commencement of such pay-outs.
3. The amount of new policies of group annuity is insurance premiums paid first.

(3) Volume & Amount of surrender and lapse (In thousands of policies, hundred million yen, %)

Category	As of the end of FY 2002				As of the end of FY 2001			
	No. of policies		Amount		No. of policies		Amount	
		Year-on-year %		Year-on-year %		Year-on-year %		Year-on-year %
Individual insurance	255	98.2	10,987	122.1	260	83.8	9,000	106.2
Individual annuity	73	71.4	2,201	71.1	103	88.9	3,096	87.6
Sub-total	329	90.6	13,188	109.0	364	85.2	12,096	100.7
Group insurance	-	-	85	0.6	-	-	14,049	3,175.0

Note: 1. The amount of individual annuity represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.

(4) Amount of policies in force by coverage function as of the end of FY 2002 (In thousands of policies, hundred million yen)

Item		Individual insurance		Individual annuity		Group insurance		Total	
		No. of policies	Amount	No. of policies	Amount	No. of policies	Amount	No. of policies	Amount
Death coverage	Ordinary death	937	72,885	-	-	27,345	109,771	28,282	182,657
	Accidental death	5,564	84,200	-	-	935	6,954	6,499	91,155
	Death due to other causes	60	308	-	-	16	58	77	366
Living coverage		3,213	30,506	1,577	47,684	2	28	4,793	78,219
Hospitalization coverage	Accident hospitalization	2,845	104	86	3	395	2	3,328	110
	Illness hospitalization	2,835	103	86	3	-	-	2,922	107
	Hospitalization due to other	1,787	67	-	-	16	0	1,804	67
Disability coverage		1,618	-	-	-	844	-	2,462	-
Operation coverage		2,889	-	86	-	-	-	2,976	-
Others		45	1,609	-	-	-	-	45	1,609

(In thousands of policies, hundred million yen)

Item	Group annuity		asset accumulation insurance/asset accumulation annuity insurance		Total	
	No. of policies	Amount	No. of policies	Amount	No. of policies	Amount
Living coverage	9,052	8,015	1	39	9,054	8,055

(In thousands of policies, million yen)

Item	Healthcare insurance	
	No. of policies	Amount
Hospitalization coverage	161	145

(In thousands of policies, hundred million yen)

Item	Individual disability insurance	
	No. of policies	Amount
Individual disability coverage	33	4

ote: 1. The number of policies of group insurance, group annuity, asset accumulation insurance, asset accumulation annuity insurance, healthcare insurance (group-type) and individual disability insurance is the number of insured persons.

2. The amount in "Living coverage" represents the total of the annuity resource at the start of annuity payment for contracts before the start of annuity payment and the policy reserve for contracts concluded after the start of annuity payment in the case of individual annuity, group insurance (annuity rider) and asset accumulation annuity insurance (except accumulation insurance for asset accumulation annuity), and represents the policy reserve in the case of group annuity, asset accumulation insurance and accumulation insurance for asset accumulation annuity.

3. The amount in "Hospitalization coverage" is the daily benefit for hospitalization.

4. The number and the amount in "Others" indicate the number of policies of life-time nursing care insurance and the amount of the basic claim respectively.

5. "Hospitalization coverage" of medical-care insurance indicates the value concerning illness hospitalization.

6. The amount of individual disability insurance is the amount of individual disability benefits (monthly).

7. The number of persons insured by ceded reinsurance totaled 682 with the amount of 100,000,000 Japanese yen.

As of the end of FY 2001 (In thousands of policies, hundred million yen)

Item		Individual insurance		Individual annuity		Group insurance		Total	
		No. of policies	Amount	No. of policies	Amount	No. of policies	Amount	No. of policies	Amount
Death coverage	Ordinary death	922	65,739	-	-	27,838	110,201	28,760	175,940
	Accidental death	6,128	89,245	-	-	1,051	7,288	7,179	96,534
	Death due to other causes	67	342	-	-	172	164	240	507
Living coverage		3,702	35,039	1,641	50,155	2	26	5,346	85,222
Hospitalization coverage	Accident hospitalization	3,012	108	93	3	483	2	3,590	115
	Illness hospitalization	2,999	108	93	3	-	-	3,093	111
	Hospitalization due to other	1,736	63	-	-	17	0	1,753	63
Disability coverage		1,832	-	-	-	1,100	-	2,933	-
Operation coverage		3,074	-	93	-	-	-	3,168	-
Others		39	1,393	-	-	-	-	39	1,393

(In thousands of policies, hundred million yen)

Item	Group annuity		asset accumulation insurance/asset accumulation annuity insurance		Total	
	No. of policies	Amount	No. of policies	Amount	No. of policies	Amount
Living coverage	9,449	8,132	1	39	9,451	8,171

(In thousands of policies, million yen)

Item	Healthcare insurance	
	No. of policies	Amount
Hospitalization coverage	135	125

(In thousands of policies, hundred million yen)

Item	Individual disability insurance	
	No. of policies	Amount
Individual disability coverage	38	5

Note: 1. The number of policies of group insurance, group annuity, asset accumulation insurance, asset accumulation annuity insurance, healthcare insurance (group-type) and individual disability insurance is the number of insured persons.

2. The amount in "Living coverage" represents the total of the annuity resource at the start of annuity payment for contracts before the start of annuity payment and the policy reserve for contracts concluded after the start of annuity payment in the case of individual annuity insurance, group insurance (annuity rider) and asset accumulation annuity insurance (except accumulation insurance for asset accumulation annuity), and represents the policy reserve in the case of group annuity, asset accumulation insurance and accumulation insurance for asset accumulation annuity.

3. The amount in "Hospitalization coverage" is the daily benefit for hospitalization.

4. The number and the amount in "Others" indicate the number of policies of life-time nursing care insurance and the amount of the basic claim respectively.

5. "Hospitalization coverage" of medical-care insurance indicates the value concerning illness hospitalization.

6. The amount of individual disability insurance is the amount of individual disability benefits (monthly).

7. The number of persons insured by ceded reinsurance totaled 682 with the amount of 100,000,000 Japanese yen.

2. Indices Concerning Insurance Policy (Non-consolidated)

(1)Average of new policies and policies in force (individual insurance) (In thousand yen)

Category	FY 2002	FY 2001
Average claim of new policies	5,450	4,519
Average claim of policies in force	2,501	2,190

Note: Average claim of new policies does not include policy conversions.

(2) Ratio of new policies (Year-on-year difference) (%)

Category	FY 2002	FY 2001
Individual insurance	20.47	20.56
Individual annuity	1.68	2.69
Sub-total	14.28	14.42
Group insurance	0.97	2.65

Note: Not including policy conversions.

(3) Ratio of surrender and lapse (Year-on-year difference) (%)

Category	FY 2002	FY 2001
Individual insurance	10.75	9.04
Individual annuity	4.39	5.94
Sub-total	8.66	7.97
Group insurance	0.08	13.54

(4) Average premium for new policies of individual insurance (monthly payment policies)

(In yen)

FY 2002	FY 2001
13,272	12,756

Note: Not including policy conversions.

(5) Average assumed rate of return and negative spread

(In million yen)

Category		FY 2002	FY 2001
Average assumed rate of return	Individual insurance/Individual annuity	3.39%	3.85%
	Total, including others	3.17%	3.62%
Amount of negative spread		43,450	66,274

Note: 1. Method of calculating negative spread: (figures are in FY 2002)
(Yield on investment revenues and expenses in base profit [2.45%] - Average assumed investment yield [3.17%] x Policy reserve in general account [6,037,800 million yen])
2. "Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows.
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x 1/2
3. "Yield on investment revenues and expenses in base profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in base profit less amount of provision for accumulated interest due to employees by denominator as policy reserve in general account.
4. "Average assumed investment yield" is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

(6) Mortality (individual policyholders)

Category	FY 2002	FY 2001
Ratio of the number	5.38 ‰	5.33 ‰
Ratio of the amount	2.99 ‰	3.33 ‰

Note: 1. Ratio of paid policies against earned policies
2. 1 ‰ (per-mil) is 1/1000.

3. Indices Concerning Accounting (Non-consolidated)

(1) Detail list of outstanding claims (In million yen)

Category		As of the end of FY 2002	As of the end of FY 2001
Insurance claim	Death claim	7,162	6,823
	Accident claim	514	565
	Advanced disability claim	699	661
	Maturity claim	584	4,153
	Others	5	2
	Subtotal	8,966	12,206
Annuity		287	712
claims		4,089	4,014
Surrender returns		4,435	4,934
Deferred insurance claims		46	75
Total, including others		18,399	22,458

(2) Detail list of policy reserve (In million yen)

Category		As of the end of FY 2002	As of the end of FY 2001
Policy reserve (except contingency reserve)	Individual	2,724,628	2,972,105
	Individual annuity	2,539,748	2,506,352
	Group insurance	9,914	9,382
	Group annuity	801,587	813,240
	Others	4,019	4,057
	Subtotal	6,079,898	6,305,137
Contingency reserve		54,348	53,710
Total		6,134,247	6,358,848

(3) Method and rate of accumulation of policy reserve for individual insurance and individual annuity

		As of the end of FY 2002	As of the end of FY 2001
Accumulation method	For policies to which the standard policy reserve is applied	Net level insurance premium method	Net level insurance premium method
	For policies to which the standard policy reserve is not applied	Net level insurance premium method	Net level insurance premium method
Accumulation rate (except the contingency reserve)		100.0%	100.0%

Note: 1. The accumulation method and the accumulation rate are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these policies are not included.

2. The accumulation rate for policies to which the standard policy reserve is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The accumulation rate for policies to which the standard policy reserve is not applied is indicated for accumulated reserve for claims and unearned insurance premiums calculated with the net level insurance premium method.

(4) Balance of policy reserve (by contract year) (In million yen)

Year of contract	Balance of policy reserve	Assumed investment yield
To FY 1980	14,135	4.00% to 5.50%
FY 1981 to FY 1985	395,256	1.00% to 6.00%
FY 1986 to FY 1990	947,386	1.00% to 6.00%
FY 1991 to FY 1995	1,558,140	1.00% to 5.75%
FY 1996 to FY 2000	1,790,427	1.75% to 2.75%
FY 2001	279,005	1.50% to 2.00%
FY 2002	279,269	1.50%

Note: 1. "Balance of policy reserve" is the balance of the policy reserve for individual insurance and individual annuity (except policy reserve and contingency reserve for separate account).

2. "Assumed investment yield" is the assumed investment yield on policy reserve for each contact year.

(5) Detail list of reserves

Category	Beginning balance (million yen)	Increase during the current FY (million yen)	Decrease during the current FY (purposed consumption) (million yen)	Decrease during the current FY (others) (million yen)	Ending balance (million yen)
losses	5,786	2,192	82	4,629	3,266
General reserve for possible loan losses	4,581	2,189	-	4,581	2,189
Individual reserve for possible loan losses	1,205	2	82	48	1,076
Reserve for directors' and corporate auditors' retirement benefits	457	100	114	-	443
Allowance for policyholder dividends	-	11,267	-	-	11,267
Reserve for price fluctuations	54,911	-	52,779	-	2,132

Note: 1. "Decrease during the current FY (others)" of the general reserve for possible loan losses is the recast based on the past credit loss rate of general receivables.

2. "Decrease during the current FY (others)" of the individual reserve for possible loan losses is collection and others through repayment.

(6) Detail list of insurance premiums

(i) Detail list of insurance premiums by payment cycle (In million yen)

Category	FY 2002	FY 2001
Individual insurance	624,705	673,909
(Lump-sum payment included)	68,158	45,194
(Annual payment included)	15,718	19,661
(Semiannual payment included)	1,813	1,975
(Monthly payment included)	539,014	607,078
Individual annuity	137,470	163,921
(Lump-sum payment included)	7,474	11,502
(Annual payment included)	0	0
(Semiannual payment included)	-	-
(Monthly payment included)	129,996	152,418
Group insurance	36,210	35,572
Group annuity	88,365	144,637
Total, including others	887,784	1,018,994

(ii) Detail list of insurance premiums by payment year (In million yen, %)

Category		FY 2002	FY 2001
Individual insurance/Individual annuity	Insurance premiums for the 1st year	128,490	116,235
	Insurance premiums for the following years	633,685	721,594
	Subtotal	762,175	837,830
Group insurance	Insurance premiums for the 1st year	290	580
	Insurance premiums for the following years	35,919	34,991
	Subtotal	36,210	35,572
Group annuity	Insurance premiums for the 1st year	616	1,268
	Insurance premiums for the following years	87,749	143,369
	Subtotal	88,365	144,637
Total, including others	Insurance premiums for the 1st year	129,473	118,231
	Insurance premiums for the following years	758,311	900,762
	Total	887,784	1,018,994
	(Rate of increase)	(-12.9)	(-7.1)

(7) Detail list of insurance claims

(In million yen)

Category	Individual insurance	Individual annuity	Group insurance	Group annuity	asset accumulation insurance / asset accumulation annuity insurance	Other insurances	Total of FY 2002	Total of FY 2001
Death claim	26,812	5,159	19,149	-	-	3	51,124	52,047
Accident claim	1,633	-	95	-	-	-	1,728	2,095
Advanced disability claim	935	157	766	-	-	-	1,860	1,948
Maturity claim	647,542	-	0	15,838	-	-	663,381	861,260
Others	16	-	-	-	-	0	16	7
Subtotal	676,939	5,317	20,011	15,838	-	3	718,110	917,359

(8) Detail list of annuity payments

(In million yen)

Individual insurance	Individual annuity	Group insurance	Group annuity	asset accumulation insurance / asset accumulation annuity insurance	Other insurances	Total of FY 2002	Total of FY 2001
-	73,069	432	13,570	49	-	87,121	74,514

(9) Detail list of insurance benefits

(In million yen)

Category	Individual insurance	Individual annuity	Group insurance	Group annuity	asset accumulation insurance / asset accumulation annuity insurance	Other insurances	Total of FY 2002	Total of FY 2001
Death claim	971	4,291	3	-	2	-	5,268	5,054
Hospitalization claim	24,615	348	38	-	-	63	25,066	26,713
Operation claim	12,223	176	-	-	-	-	12,400	13,000
Disability claim	91	-	18	-	-	-	110	166
Living claim	36,645	-	-	-	108	-	36,754	32,820
Others	21	7	14	42,061	-	2	42,107	43,444
Total	74,568	4,824	75	42,061	110	66	121,707	121,200

(10) Detail list of surrender payments

(In million yen)

Individual insurance	Individual annuity	Group insurance	Group annuity	asset accumulation insurance / asset accumulation annuity insurance	Other insurances	Total of FY 2002	Total of FY 2001
83,907	65,086	47	25,245	241	68	174,597	225,199

(11) Detail list of operating expenses

Category	Amount (In million yen)
Expenses for marketing activities	27,184
Expenses for sales staff	25,960
Expenses for sales agents	791
Expenses for selection	432
Expenses for sales control	6,308
Expenses for sales institutions	4,878
Expenses for training of sales staff	1,289
Expenses for advertisements	140
General management expenses	52,650
Personnel expenses	22,941
Non-personnel expenses	27,736
(Donations, sponsorships, memberships)	(28)
Contributions	668
Burden charges	1,303
Total	86,143

Note: 1. Major non-personnel expenses are system-related costs, shop costs and welfare expenses.

2. The contributions are burden charges paid to ex Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(12) Ratio of operation expenses (against insurance premiums)

FY 2002	FY 2001
9.7%	8.3%

4. Status of Investments of General Account Assets for FY 2002 (Non-consolidated)

(1) Investments of Assets for FY 2002

(i) Investment Environment

The Japanese economy during FY 2002 experienced an increase in exports thanks to recovery of the U.S. economy, and this increase in turn stimulated domestic production, and business conditions followed a moderate recovering trajectory. In the second half of the year, however, the uncertainties surrounding the future course of the U.S. economy have become stronger partly due to a geopolitical factor such as the Iraq war. Also in Japan, prospects for the economy have also grown less certain because new unfavorable factors such as a sharp fall in the stock market attacked the economy, while there was again a major focus on the issues of non-performing loans that had prevented the economy from taking its natural recovery course.

The Nikkei Average rose early in this fiscal year in line with market anticipations of a V-shaped recovery of the corporate performance production because declines in business results and inventory correction ran their course during the last fiscal year. Later, however, the market again became concerned about structural negative factors such as issues of non-performing loans and deflation, and this pessimistic view was reinforced by growing tension in international conditions related to Iraq and North Korea. Thus, the stock market remained soft. At the end of this fiscal year, capital raising by large banks further worsened the supply-demand balance in the stock market, which had already been deteriorated by unraveling of cross shareholding and give-up of asset management by private-sector pension funds substituting the national government. As a result, the fall in stock prices was accelerated, and led to Nikkei Average's of below 8,000 yen, the lowest in 21 years as the price as of the end of March.
(Nikkei Average 11,024 yen as of the end of FY 2001 vs. 7,972 yen at the end of FY 2002)

The NY Dow Jones Industrial Average turned on the downward trend affected by loss of confidence in corporate management following the suspicious accounting revelation in June among major businesses in addition to fears about the economic recovery. The index had risen once thanks to managers' manifestos on financial statements, a decline in official interest rates and results of the interim election, but returned soft due to Iraqi situations. The market once rebounded sharply when the outbreak of the war against Iraq became decisive, but NY Dow Jones Industrial Average went below $8,000 at the end of the fiscal year.
(NY Dow Jones Industrial Average $10,403 as of the end of FY 2001 vs. $7,992 at the end of FY 2002)

The yields for new 10-year government bonds floated around 1.4% amid symptoms of the Japanese economic recovery, but declined slowly to reach as low as 1.0% momentarily in mid-September affected by future uncertainties of the U.S. economy. Although the interest rate rose sharply to 1.3% as the Bank of Japan announced its plan to purchase some of the bank-held stocks and some of the 10-year government bonds remained un-bid, the rate dropped again to a 0.7% level at the end of this fiscal year due to concerns about future economic prospects, the fall in stock prices, setback of fears about the supply/demand situation caused by government's tight budgets and the growing tension in Iraq.
(Yields on new 10-year government bonds: 1.400% at the end of FY 2001 vs. 0.700% at the end of FY 2002)

The yields for U.S. 10-year government bonds sharply fell from 5.4% as of the beginning of the fiscal year to 3.6% at mid-year, reflecting a decline in stock prices due to concerns about worsening of the U.S. economy and uncertainty of corporate performance. The interest rate temporarily rose to around 4.2% in expectations of recovery of business results, but it steadily moved at the 4.0% level affected by higher tension in Iraq situations and possibility of attacks from the year-end.
(Yields on U.S. 10-year government bonds: 5.40% at the end of FY 2001 vs. 3.80% at the end of FY 2002)

In the foreign exchange markets, the Yen remained appreciated against the U.S. Dollar throughout the year. The Yen appreciation in Yen-U.S. Dollar advanced due to uncertainties about the U.S. economy, mounting distrust of accounting practices by some U.S. corporations and the downward trends of the U.S. stock prices, and reached 115-yen level in July. The Yen then turned weaker, and once dropped to 125-yen level affected by a fall in the domestic stock prices and speculation of policies of the Japanese government toward depreciation of the yen, but the rising tension in the Iraqi situation pushed back the Yen. Toward the end of the fiscal year, however, the Japanese monetary authorities carried out Yen-selling intervention, so the rate against U.S. Dollar moved at around 120 yen.

The Yen/Euro market remained stable in the lower Yen/higher Euro trend throughout the fiscal year. While the rate moved at around 117 Yen/Euro until August, but inflow of money into the Euro zone continued due to uncertainties of the future of Japan's economy and the rise in geopolitical risks in the U.S., and the Yen/Euro once exceeded 130 yen in February.
(Dollar/Yen TTM 133.25 yen at the end of FY 2001 vs. 120.20 yen at the end of 1H, FY 2002)
(Euro/Yen TTM 116.14 yen at the end of FY 2001 vs. 129.83 yen at the end of FY 2002)

(ii) Our Investment Policy

We attach our highest priority to preserving the trust of our policyholders, and make it our policy to focus on building an investment portfolio that will ensure generation of stable earnings over the long-term and carry out our investments bearing fully in mind the public nature and soundness of such investments.
More specifically, we invest mainly in yen interest-bearing assets such as domestic public and corporate bonds and loans in order to secure stable interest earnings and, at the same time, invest carefully in diversified portfolios of risk assets such as stocks and foreign securities in order to enhance our earnings capability further, thereby aiming at building portfolios that will contribute to improve our overall investment earnings.

(iii) Investment Overview

Our General Account assets as of the end of FY 2002 stood at 6,474.9 billion yen, representing a reduction of 275.7 billion yen from those as of the end of FY 2001. Of these assets, the differential on valuation in "Other Marketable Securities" resulting from application of the market value accounting was 2.4 billion yen, decreasing by 45.2 billion yen as of the end of FY 2001. Out of such valuation differential, 1.5 billion yen is added directly to Net Worth as the valuation differential on shares and other securities.
In terms of major asset allocation, the yen interest-bearing assets were reduced, with domestic public and corporate bonds decreasing by 122.2 billon yen and loans decreasing by 80.5 billion yen. Among price-variable assets, domestic stocks reduced by 124.0 billion yen from the end of the prior fiscal year through reduction of the balance and the valuation losses following the impairment accounting. On the other hand, we allocated 103.8 billion yen to foreign bonds considering exchange and interest rate risks.

Note: Increases and decreases in marketable securities are calculated based on the outstanding assets before marking to market.

(iv) Investment Revenues and Expenses

Overall investment revenue increased by 3.7 billion yen, because profits on sale of securities marked a year-on-year increase of 18.0 billion in bonds such as government bonds and a year-on-year decrease of 14.3 billion yen in stocks. Management of monetary trusts also generated a profit of 3.5 billion yen. Interest and dividend revenues declined by 12.7 billion yen due to a decline in the yield in reinvestments in the continuing low-interest market trends. Thus, the gross revenues fell by 15.0 billion yen to 229.3 billion yen.
Investment-related expenses increased by 10.9 billion yen to 84.5 billion yen, including a year-on-year increase of 23.1 billion yen in valuation losses on securities due to a decline in the stock market, an increase of 4.8 billion yen in losses on sale of securities, and a shift to a loss of 8.2 billion yen in the foreign exchange balance.
As a result, the total balance of invested assets as of the end of FY 2002 decreased by 26.0 billion yen form the prior year to 144.8 billion yen.
In addition to the above, the company booked 57.6 billion yen of "impairment losses of trust securities" in Extraordinary Losses on the Statements of Operations.
On the other hand, unrealized profits/losses on securities decreased by 16.5 billion yen from the end of the prior fiscal year to 35.7 billion yen because, while unrealized profits on domestic and foreign public and corporate bonds thanks to the lower interest rates, domestic stocks began generating unrealized losses following a drop in the stock market.

(v) Risk control system related to investments

The Company is fully aware of importance of controlling higher risks, while forming a risk-controlling unit independent of front-office departments (engaged in investments), and carrying out the grasp and analysis of risks, consideration of risk control measures, and appropriate reporting to top management through the "Committee Dedicated to Investment Risks" established against investment risks.
These activities composes a system in which internal check functions work well, separating investment-performing departments and clerical management departments, and implementing internal audits by the Business Audit Division.

(2) Composition of assets

(In million yen) [Reference]

Asset	End of FY 2002		End of FY 2001		[Reference] End of FY 2002	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Cash, deposits & call loans	166,721	2.6	148,729	2.2	166,721	2.6
Receivables under resale agreement	-	-	-	-	-	-
Guarantee money for bond-lending trade	-	-			-	-
Monetary claims purchased	41,966	0.6	54,995	0.8	41,805	0.6
Trading securities	-	-	-	-	-	-
Monetary trusts	55,619	0.9	95,933	1.4	54,005	0.8
Securities	3,612,837	55.8	3,803,784	56.3	3,610,577	55.8
Public & corporate bonds	2,415,033	37.3	2,532,630	37.5	2,359,382	36.5
Shares	386,025	6.0	576,374	8.5	448,945	6.9
Foreign securities	770,154	11.9	665,630	9.9	758,178	11.7
Public & corporate bonds	622,112	9.6	492,379	7.3	589,838	9.1
Shares etc.	148,041	2.3	173,251	2.6	168,340	2.6
Other securities	41,624	0.6	29,148	0.4	44,070	0.7
Loans receivable	2,229,144	34.4	2,309,729	34.2	2,229,144	34.4
Loans based on policy clauses	125,561	1.9	140,623	2.1	125,561	1.9
General loans	2,103,582	32.5	2,169,105	32.1	2,103,582	32.5
Real estate	193,688	3.0	191,579	2.8	193,688	3.0
Deferred tax assets	78,600	1.2	66,120	1.0	79,475	1.2
Deferred tax assets concerning revaluation	12,129	0.2	11,956	0.2	12,129	0.2
Others	87,527	1.4	73,656	1.1	87,527	1.4
Allowance for bad debts	-3,266	-0.1	-5,786	-0.1	-3,266	-0.1
Total	6,474,969	100.0	6,750,698	100.0	6,471,808	100.0
Foreign-currency-denominated assets included	769,855	11.9	611,010	9.1	752,352	11.6

Note: The "Reference" column indicates the composition of assets before marking to market.

(3) Changes (increase/decrease) in assets

(In million yen) [Reference]

Asset	FY 2002	FY 2001	[Reference] FY 2002
Cash, deposits & call loans	17,992	-121,083	17,992
Receivables under resale agreement	-	-	-
Guarantee money for bond-lending trade	-		-
Monetary claims purchased	-13,028	-74,907	-13,187
Trading securities	-	-	-
Monetary trusts	-40,314	9,455	-41,947
Securities	-190,947	-164,090	-145,545
Public & corporate bonds	-117,597	-148,093	-122,273
Shares	-190,349	-150,840	-124,007
Foreign securities	104,523	216,527	87,946
Public & corporate bonds	129,733	190,335	103,859
Shares etc.	-25,209	26,191	-15,913
Other securities	12,475	-81,683	12,790
Loans receivable	-80,585	-98,804	-80,585
Loans based on policy clauses	-15,061	-21,622	-15,061
General loans	-65,523	-77,181	-65,523
Real estate	2,109	-35,805	2,109
Deferred tax assets	12,480	66,120	-3,851
Deferred tax assets concerning revaluation	173	11,956	173
Others	13,871	-10,358	13,871
Allowance for bad debts	2,519	755	2,519
Total	-275,728	-416,761	-248,451
Foreign-currency-denominated assets included	158,845	343,713	138,094

Note: The "Reference" column indicates the composition of assets before marking to market.

(4) Investment income / gains

(In million yen)

Account	FY 2002	FY 2001
Interest & dividends received	150,239	162,973
Interest on deposits	4	14
Interest & dividends on securities	79,550	86,292
Interest on loans receivable	64,396	69,995
Rental of real estate	5,863	6,137
Other interest & dividends received	424	533
Profits on management of trading securities	-	-
Profits on monetary trusts	3,554	-
Profits on management of marketable securities	-	-
Profits on sale of securities	70,287	66,517
Profits on sale of governmental & other bonds	39,419	21,379
Profits on sale of shares	12,188	26,547
Profits on sale of foreign securities	18,616	18,586
Others	62	4
Profits on redemption of securities	-	-
Profits on financial derivative transactions	-	-
Exchange profits	-	11,244
Profits on other management	5,286	3,728
Total	229,367	244,464

(5) Investment expenses / losses

(In million yen)

Account	FY 2002	FY 2001
Interest expenses	2,175	2,166
Losses on management of trading securities	-	-
Losses on management of monetary trusts	-	430
Losses on management of marketable securities	-	-
Losses on sale of securities	42,100	37,295
Losses on sale of governmental & other bonds	1,609	4,985
Losses on sale of shares	28,411	29,685
Losses on foreign securities	12,052	2,602
Others	26	22
Appraisal losses on securities	24,930	1,751
Appraisal losses on governmental & other bonds	-	-
Appraisal bonds of shares	23,867	1,630
Appraisal losses on foreign securities	879	-
Losses on redemption of securities	-	260
Expenses on financial derivative transactions	630	26,117
Exchange losses	8,235	-
Provision of allowance for bad debts	-	-
Write-offs of loans receivable	205	132
Depreciation of real estate for rent	2,373	2,545
Expenses on other management	3,874	2,848
Total	84,526	73,550

Note: In addition to the above, "Impairment losses of trust securities" of 57,664 million yen is included in Extraordinary losses of the Income Statement for FY 2002.
Trust securities are deposited to trust companies as trust assets under the securities trust contract with trust companies to maintain the mobility of trading shares to be sold in bulk, and the loss on valuation of shares in trust is a paper loss booked following impairment of these shares in trust.
Since the impairment losses of shares in trust for this FY is extraordinarily large, it is included in Extraordinary losses, not in recurring earnings/losses.

(6) Net investments gains / losses

(In million yen)

Account	FY 2002	FY 2001
Total	144,840	170,914

[Reference] Breakdown of profits and expenses on financial derivative transactions

Category	FY 2002	FY 2001
Interest-rate-related transactions	107	454
Currency-related transactions	2,344	-27,952
Share-related transactions	-3,397	-
Bond-related transactions	290	1,421
Other	24	-41
Total	-630	-26,117

(7) Efficiencies of investment

(i) Yield on management by asset

(%)

Asset	FY 2002	FY 2001
Cash, deposits & call loans	0.02	0.05
Receivables under resale agreements	-	-
Guarantee money for bond-lending trade	-	
Monetary claims purchased	0.37	0.32
Trading securities	-	-
Monetary trusts	5.99	-0.44
Public & corporate bonds	3.33	2.84
Shares	-16.51	0.82
Foreign securities	4.43	6.71
Loans receivable	3.04	3.11
Loans based on policy clauses	4.79	4.95
General loans	2.93	2.99
Real estate	0.74	0.72
Total general accounts	1.31	2.48
Foreign-currency-denominated assets included	4.12	6.40

Note: 1. The yield is calculated with the average daily balance of the book value as the denominator, and the difference the between the profit on asset management and the loss on asset management in recurring earnings as the numerator.
The numerator for the yield of "Shares" and "General accounts" includes "Impairment losses of trust securities."

2. Overseas investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

(ii) Average daily balance

(In million yen)

Asset	FY 2002	FY 2001
Cash, deposits & call loans	154,489	116,042
Receivables under resale agreements	-	-
Guarantee money for bond-lending trade	-	
Monetary claims purchased	53,232	43,743
Trading securities	-	-
Monetary trusts	59,361	98,806
Public & corporate bonds	2,456,873	2,558,998
Shares	568,439	586,807
Foreign securities	691,287	625,099
Loans receivable	2,245,142	2,347,838
Loans based on policy clauses	132,622	150,611
General loans	2,112,520	2,197,226
Real estate	194,560	228,532
Total general accounts	6,659,970	6,885,512
Foreign-currency-denominated assets included	882,751	782,654

(8) Detail list of securities

(In million yen & %)

Category	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
National bonds	1,161,312	32.1	1,353,338	35.6
Municipal bonds	402,362	11.1	459,914	12.1
Corporate bonds	851,358	23.6	719,378	18.9
Authority bonds, included	382,909	10.6	264,976	7.0
Shares	386,025	10.7	576,374	15.2
Foreign securities	770,154	21.3	665,630	17.5
Public & corporate bonds	622,112	17.2	492,379	12.9
Shares	96,368	2.7	91,581	2.4
Others	51,672	1.4	81,670	2.1
Other securities	41,624	1.2	29,148	0.8
Total	3,612,837	100.0	3,803,784	100.0

(9) Detail list of shares by industry

(In million yen & %)

Industry		End of FY 2002	
		Amount	Ratio
Fishery, agriculture and forestry		-	-
Mining		-	-
Construction		4,149	1.1
Manufacturing	Foods	2,767	0.7
	Textiles	4,189	1.1
	Paper & pulp	2,060	0.5
	Chemicals	30,724	8.0
	Pharmaceuticals	6,421	1.7
	Oil & coal products	511	0.1
	Rubber products	-	-
	Glass & ceramic products	2,625	0.7
	Iron & steel	9,385	2.4
	Nonferrous metal	2,210	0.6
	Metal products	148	0.0
	Machinery	36,035	9.3
	Electric equipment	30,281	7.8
	Transportation equipment	3,478	0.9
	Precision instruments	5,112	1.3
	Other manufacturing	2,456	0.6
Electricity & gas		38,316	9.9
Transportation & telecommunications	Land transportation	42,635	11.0
	Marine transportation	1,257	0.3
	Air transportation	-	-
	Warehouse & transport-related business	359	0.1
	Telecommunications	2,470	0.6
Commerce	Wholesaling	12,682	3.3
	Retailing	1,856	0.5
Finance & insurance	Banking	55,296	14.3
	Securities & commodities futures	30,618	7.9
	Insurance	23,034	6.0
	Other financing	9,020	2.3
Real estate		19,770	5.1
Services		6,148	1.6
Total		386,025	100.0

(In million yen & %)

Industry		End of FY 2001	
		Amount	Ratio
Manufacturing	Foods	2,674	0.5
	Textiles	6,232	1.1
	Paper & pulp	3,864	0.7
	Chemicals	40,177	7.0
	Pharmaceuticals	4,144	0.7
	Oil & coal products	626	0.1
	Rubber products	1,430	0.2
	Glass & ceramic products	3,463	0.6
	Iron & steel	13,130	2.3
	Nonferrous metal	3,629	0.6
	Metal products	161	0.0
	Machinery	40,472	7.0
	Electric equipment	52,494	9.1
	Transportation equipment	9,283	1.6
	Precision instruments	5,060	0.9
	Other manufacturing	1,692	0.3
	Subtotal	188,540	32.7
Non-manufacturing	Fishery	-	-
	Mining	-	-
	Construction	3,791	0.7
	Commerce	19,231	3.3
	Financial & insurance	158,727	27.5
	Securities	51,398	8.9
	Real estate	31,797	5.5
	Land transportation	52,195	9.1
	Marine & air transportation	1,374	0.2
	Warehousing	381	0.1
	Telecommunications	8,194	1.4
	Electricity & gas	47,819	8.3
	Services	12,921	2.2
	Subtotal	387,834	67.3
Total		576,374	100.0

(10) Balance of securities by maturity

(In million yen)

Category	End of FY 2002						
	1 year or less	More than 1 year 3 year or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
National bonds	77,973	256,289	166,867	71,695	420,356	168,130	1,161,312
Municipal bonds	67,479	178,436	73,052	46,138	31,812	5,444	402,362
Corporate bonds	100,406	218,027	200,617	130,982	182,486	18,837	851,358
Shares						386,025	386,025
Foreign securities	13,250	92,438	131,964	120,191	184,769	227,539	770,154
Public & corporate bonds	12,413	92,255	131,964	117,765	184,769	82,943	622,112
Shares & others	836	182	-	2,425	-	144,596	148,041
Other securities	41	5,702	7,595	5,983	9,220	13,080	41,624
Total	259,151	750,894	580,098	374,990	828,645	819,057	3,612,837

Note: "More than 10 years" includes securities for which maturity is not specified.

(In million yen)

Category	End of FY 2001						
	1 year or less	More than 1 year 3 year or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
National bonds	93,201	233,109	90,735	115,039	591,769	229,481	1,353,338
Municipal bonds	24,950	193,712	109,152	49,153	80,257	2,687	459,914
Corporate bonds	90,403	215,860	155,818	61,775	171,533	23,986	719,378
Shares						576,374	576,374
Foreign securities	37,984	55,574	110,422	74,467	180,037	207,144	665,630
Public & corporate bonds	37,981	54,491	109,436	72,139	176,326	42,003	492,379
Shares & others	3	1,083	985	2,327	3,710	165,141	173,251
Other securities	-	197	12,627	953	6,327	9,041	29,148
Total	246,540	698,455	478,756	301,389	1,029,924	1,048,717	3,803,784

Note: "More than 10 years" includes securities for which maturity is not specified.

(11) Detail list of loans

(In million yen)

Category		Balance as of end of FY 2002	Balance as of end of FY 2001
Loans based on policy clauses		125,561	140,623
	Loans to policyholders	122,890	138,412
	Loans for insurance premiums	2,671	2,210
General insurance loans		2,103,582	2,169,105
(Loans to nonresidents included)		158,736	133,442
	Loans to corporations	1,581,321	1,624,037
	(Loans to domestic corporations included)	1,430,378	1,499,844
	Loans to governments, international organizations and governmental agencies	23,242	28,908
	Loans to public corporations	24,071	21,282
	Housing loans	326,685	357,866
	Consumer loans	134,751	130,668
	Others	13,510	6,341
Total		2,229,144	2,309,729

(12) Breakdown of loans from domestic businesses by size

(In million yen)

Category		End of FY 2002		End of FY 2001	
			Ratio (%)		Ratio (%)
Large-sized corporations	Borrowers	201	74.7	197	73.2
	Amount	1,304,917	91.2	1,363,833	90.9
Medium-sized corporations	Borrowers	15	5.6	14	5.2
	Amount	19,892	1.4	18,680	1.2
Small- and medium-sized	Borrowers	53	19.7	58	21.6
	Amount	105,568	7.4	117,331	7.8
Total loans to domestic corporations	Borrowers	269	100.0	269	100.0
	Amount	1,430,378	100.0	1,499,844	100.0

Note: 1. Borrowing corporations are grouped as follows:

Business type	(i) All except (ii) - (iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees or more than 300, and	With 1,000 million yen or more of capital stock	With employees or more than 50, and	With 1,000 million yen or more of capital stock	With employees or more than 100, and	With 1,000 million yen or more of capital stock	With employees or more than 100, and	With 1,000 million yen or more of capital stock
Medium-sized corporations		With more then 300 million yen and less than 1,000 million yen of capital stock		With more then 50 million yen and less than 1,000 million yen of capital stock		With more then 50 million yen and less than 1,000 million yen of capital stock		With more then 100 million yen and less than 1,000 million yen of capital stock
Small- and medium-sized corporations	With 300 million yen or less of capital stock, or regular employees of 300 or less		With 50 million yen or less of capital stock, or regular employees of 50 or less		With 50 million yen or less of capital stock, or regular employees of 100 or less		With 100 million yen or less of capital stock, or regular employees of 100 or less	

2: "Borrowers" indicates the number of borrowing corporations sorted by name, not the number of loan contracts.

(13) Breakdown of loans by industry

(In million yen & %)

Industry			End of FY 2002 Amount	Ratio
Domestic	Manufacturing		202,238	9.6
		Foods	300	0.0
		Textile products	3,551	0.2
		Wood. Wood products, pulp & paper	4,447	0.2
		Printing	-	-
		Chemicals	25,181	1.2
		Oil & coal	16,173	0.8
		Ceramic products	2,466	0.1
		Iron & steel	85,876	4.1
		Nonferrous metal	5,617	0.3
		Metal products	-	-
		Machinery	10,648	0.5
		Electric equipment	18,623	0.9
		Transportation equipment	27,932	1.3
		Precision instruments	1,420	0.1
		Others	-	-
	Agriculture, forestry and fishery		-	-
	Mining		-	-
	Construction		17,463	0.8
	Electricity, gas heat supply and water supply		90,575	4.3
	Telecommunications		15,751	0.7
	Transportation		77,052	3.7
	Wholesaling		180,126	8.6
	Retailing		13,462	0.6
	Finance & insurance		641,249	30.5
	Real estate		81,633	3.9
	Services		149,249	7.1
	Local public entity		1,097	0.1
	Individual (funds for housing, consumption and tax payment, etc.)		474,946	22.6
	Total		1,944,845	92.5
Overseas	Governmental organizations		7,793	0.4
	Financial institutions		92,352	4.4
	Commercial & industrial enterprises		58,590	2.8
	Total		158,736	7.5
Grand total			2,103,582	100.0

(In million yen & %)

Industry			End of FY 2001 Amount	Ratio
Domestic	Manufacturing	Foods	3,300	0.2
		Textile products	11,513	0.5
		Pulp & paper	5,740	0.3
		Chemicals	20,105	0.9
		Oil & coal products	18,515	0.9
		Rubber products	-	-
		Glass & ceramic products	620	0.0
		Iron & steel	84,214	3.9
		Nonferrous metal	6,334	0.3
		Metal products	-	-
		Machinery	11,174	0.5
		Electric equipment	17,528	0.8
		Transportation equipment	29,867	1.4
		Others	2,284	0.1
		Subtotal	211,196	9.7
	Non-manufacturing	Construction	14,857	0.7
		Commerce	202,539	9.3
		Financial, insurance & securities	650,214	30.0
		Real estate	77,222	3.6
		Land transportation	44,374	2.0
		Marine & air transportation	7,615	0.4
		Electricity	91,601	4.2
		Gas	3,080	0.1
		Services	161,963	7.5
		Others	35,179	1.6
		Subtotal	1,288,648	59.4
	Loans receivable from governmental agencies		18,659	0.9
	Loans receivable from public corporations		22,282	1.0
	Housing & consumer loans		488,534	22.5
	Others		6,341	0.3
	Total		2,035,663	93.8
Overseas	Governmental organizations		9,249	0.4
	Financial institutions		96,602	4.5
	Commercial & industrial enterprises		27,590	1.3
	Total		133,442	6.2
Grand total			2,169,105	100.0

(14) Breakdown of loans by district

(In million yen & %)

District	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Hokkaido	2,120	0.1	2,160	0.1
Tohoku	9,173	0.6	14,221	0.9
Kanto	1,003,098	67.9	1,049,063	68.1
Chubu	36,634	2.5	39,189	2.5
Kinki	387,079	26.2	396,606	25.7
Chugoku	10,113	0.7	8,081	0.5
Shikoku	4,577	0.3	4,661	0.3
Kyushu	24,836	1.7	26,614	1.7
Total	1,477,635	100.0	1,540,599	100.0

Note: 1. These loans do not include any personal loans, loans to nonresidents and loans on the policy clause.
2. The location of borrowers is determined according to the address of their head office.
3. Prefectures
Hokkaido: Hokkaido
Tohoku: Aomori, Akita, Iwate, Miyagi, Yamagata and Fukushima
Kanto: Ibaraki, Tochigi, Gunma, Saitama, Chiba, Tokyo and Kanagawa
Chubu: Niigata, Toyama, Ishikawa, Fukui, Nagano, Yamanashi, Gifu, Aichi and Sh
Kinki: Shiga, Kyoto, Osaka, Nara, Wakayama, Hyogo and Mie
Chugoku: Tottori, Shimane, Okayama, Hiroshima and Yamaguchi
Shikoku: Kagawa, Tokushima, Ehime and Kochi
Kyushu: Fukuoka, Oita, Saga, Nagasaki, Kumamoto, Miyazaki, Kagoshima and Ok

(15) Breakdown of loans by collateral

(In million yen & %)

Category	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Loans with collateral	27,618	1.3	38,471	1.8
Loans with securities as collateral	20,325	1.0	26,400	1.2
Loans with real estate, movable or foundation as collateral	7,292	0.3	12,070	0.6
Loans with a claim payable as collateral	-	-	-	-
Secured loans	118,833	5.6	114,433	5.3
Fiduciary loans	1,490,351	70.8	1,521,600	70.1
Others	466,779	22.2	494,599	22.8
Total of general loans	2,103,582	100.0	2,169,105	100.0
Loans with a subordinated treaty	348,576	16.6	363,445	16.8

(16) Balance of loans by maturity

(In million yen)

Interest type	End of FY 2002						
	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Variable rates	119,110	208,395	83,267	95,389	89,755	82,102	678,021
Fixed rates	230,337	492,814	252,343	131,513	264,312	54,238	1,425,560
Total of general loans	349,447	701,210	335,611	226,903	354,068	136,340	2,103,582

Note: "More than 10 years" includes loans for which maturity is not specified.

(In million yen)

Interest type	End of FY 2001						
	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Variable rates	97,127	206,399	139,406	146,432	105,650	97,922	792,938
Fixed rates	200,300	522,573	249,948	114,932	207,712	80,699	1,376,167
Total of general loans	297,428	728,973	389,355	261,364	313,362	178,621	2,169,105

Note: "More than 10 years" includes loans for which maturity is not specified.

(17) Overseas Investments and Loans

(i) Details by asset

(a) Foreign-currency-denominated assets (In million yen & %)

Type	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Public & corporate bonds	721,566	67.5	539,914	59.0
Shares	6,377	0.6	1,600	0.2
Cash, deposits & others	41,911	3.9	69,494	7.6
Total of foreign-currency-denominated assets	769,855	72.0	611,010	66.8

(b) Foreign-currency-denominated assets of which the amount in yen is fixed (In million yen & %)

Type	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Public & corporate bonds	-	-	-	-
Cash, deposits & others	-	-	-	-
Subtotal	-	-	-	-

(c) Yen-denominated assets (In million yen & %)

Type	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Loans receivable from nonresidents	158,736	14.9	133,442	14.6
Public & corporate bonds (yen-denominated external bonds) & others	140,341	13.1	170,612	18.6
Total of yen-denominated assets	299,077	28.0	304,055	33.2

(d) Total ((a)+(b)+(c)) (In million yen & %)

Type	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Investments in and loans receivable from abroad	1,068,933	100.0	915,065	100.0
(Real estate held abroad included)	-	-	-	-

Note: "Foreign-currency-denominated assets of which the amount in yen is fixed" are assets the settlement amount in yen is fixed by exchange contracts, and included in the Balance Sheet.

(ii) Composition of foreign-currency-denominated assets by currency

(In million yen & %)

Type	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
U.S. dollar	413,417	53.7	388,136	63.5
Euro	318,691	41.4	195,605	32.0
Sterling pound	37,746	4.9	27,267	4.5
Danish krone	-	-	0	0.0
Swedish krone	-	-	0	0.0
Others	-	-	-	-
Total	769,855	100.0	611,010	100.0

(iii) Composition by region

(In million yen)

Region	End of FY 2002							
	Foreign securities		Public & corporate bond		Share & others		Loans to nonresidents	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
North America	329,810	42.8%	323,457	52.0%	6,353	4.3%	50,222	31.6%
Europe	312,384	40.6%	268,996	43.2%	43,387	29.3%	56,450	35.6%
Oceania	-	-	-	-	-	-	18,000	11.3%
Asia	120	0.0%	-	-	120	0.1%	16,270	10.3%
Latin America	119,757	15.5%	21,576	3.5%	98,180	66.3%	11,000	6.9%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	8,082	1.0%	8,082	1.3%	-	-	6,793	4.3%
Total	770,154	100.0%	622,112	100.0%	148,041	100.0%	158,736	100.0%

(In million yen)

Region	End of FY 2001							
	Foreign securities		Public & corporate bond		Share & others		Loans to nonresidents	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
North America	273,502	41.1%	271,892	55.2%	1,610	0.9%	47,456	35.6%
Europe	251,799	37.8%	187,964	38.2%	63,835	36.8%	38,450	28.8%
Oceania	-	-	-	-	-	-	18,000	13.5%
Asia	124	0.0%	-	-	124	0.1%	16,286	12.2%
Latin America	128,743	19.3%	21,062	4.3%	107,680	62.2%	5,000	3.7%
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	11,459	1.7%	11,459	2.3%	-	-	8,249	6.2%
Total	665,630	100.0%	492,379	100.0%	173,251	100.0%	133,442	100.0%

(18) Appraisal profits/losses on marketable securities

(In million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period
Marketable securities	56,882	1,754	71,164	1,248
Monetary trusts	56,882	1,754	71,164	1,248

Note: "Monetary trusts" is composed of securities held with Monetary trusts.

(19) Market price data of securities (those with market prices out of marketable securities)

(In million yen) [Reference]

Category	End of FY 2002					End of FY 2001					[Reference] End of FY 2002	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/loss
Bonds held to maturity	26,958	27,561	603	603	-0	217,519	216,892	-627	1,557	-2,185	27,561	603
Domestic bonds	5,960	6,563	603	603	-	166,526	165,898	-628	1,556	-2,185	6,563	603
Monetary claims purchased	20,998	20,998	-0	0	-0	50,992	50,993	1	1	-0	20,998	-0
Bonds corresponding to policy reserve	909,294	942,126	32,832	32,869	-37	1,035,918	1,041,274	5,356	6,516	-1,160	942,126	32,832
Shares of subsidiaries and affiliated companies	-	-	-	-	-	379	379	-	-	-	-	-
Other securities	2,599,226	2,601,648	2,421	101,243	-98,821	2,453,957	2,501,622	47,664	134,966	-87,302	2,598,765	-461
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	-779	1,279,211	1,330,185	50,974	53,546	-2,572	1,500,675	56,548
Shares	422,499	359,580	-62,919	10,356	-73,275	559,690	563,111	3,421	63,796	-60,374	347,986	-74,513
Foreign securities	667,724	679,699	11,975	34,208	-22,233	579,778	575,176	-4,602	17,403	-22,005	687,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	77,886	57,586	-20,299	63	-20,363	93,799	82,796	-11,002	1,358	-12,361	58,186	-19,700
Other securities	44,068	41,622	-2,446	83	-2,529	31,278	29,146	-2,131	218	-2,350	41,583	-2,484
Monetary claims purchased	20,806	20,968	161	164	-3	4,000	4,002	2	2	-	20,968	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	-98,859	3,707,774	3,760,168	52,394	143,041	-90,647	3,568,454	32,974
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	-817	2,481,656	2,537,358	55,702	61,619	-5,917	2,449,366	89,983
Shares	422,499	359,580	-62,919	10,356	-73,275	560,069	563,491	3,421	63,796	-60,374	347,986	-74,513
Foreign securities	667,724	679,699	11,975	34,208	-22,233	579,778	575,176	-4,602	17,403	-22,005	687,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	77,886	57,586	-20,299	63	-20,363	93,799	82,796	-11,002	1,358	-12,361	58,186	-19,700
Other securities	44,068	41,622	-2,446	83	-2,529	31,278	29,146	-2,131	218	-2,350	41,583	-2,484
Monetary claims purchased	41,805	41,966	161	164	-3	54,992	54,996	3	3	-0	41,966	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. "Monetary trusts" does not include anything to be categorized into other than marketable securities.

3. The average value during the last March is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.

[Reference] indicates market price data when the market price and the exchange rate at the end of FY 2002 are applied.

* The book value of securities without any market price is as follows:

(In million yen)

Category	End of FY 2002	End of FY 2001
Bond held to maturity	-	-
Unlisted foreign bonds	-	-
Others	-	-
Bonds corresponding to policy reserve	-	-
Shares of subsidiaries and affiliated companies	18,816	6,599
Other securities	98,135	96,790
Unlisted domestic shares (except OTC-traded shares)	8,083	6,738
Unlisted foreign shares (except OTC-traded shares)	90,000	90,000
Unlisted foreign bonds	-	-
Others	51	51
Total	116,951	103,390

* The following are unrealized profits and losses on the yen-translated foreign securities out of securities without any market price, and the securities with a market price.

(In million yen) [Reference]

Category	End of FY 2002					End of FY 2001					[Reference] End of FY 2002	
	Book value	Market price	Net profit/loss			Book value	Market price	Net profit/loss			Market price	Net profit/loss
				Profit included	Loss included				Profit included	Loss included		
Bonds held to maturity	26,958	27,561	603	603	-0	217,519	216,892	-627	1,557	-2,185	27,561	603
Domestic bonds	5,960	6,563	603	603	-	166,526	165,898	-628	1,556	-2,185	6,563	603
Monetary claims purchased	20,998	20,998	-0	0	-0	50,992	50,993	1	1	-0	20,998	-0
Bonds corresponding to policy reserve	909,294	942,126	32,832	32,869	-37	1,035,918	1,041,274	5,356	6,516	-1,160	942,126	32,832
Shares of subsidiaries and affiliated companies	18,816	18,738	-78	-	-78	6,978	6,897	-81	-	-81	18,741	-75
Other securities	2,697,362	2,699,783	2,421	101,243	-98,821	2,550,748	2,598,412	47,664	134,966	-87,302	2,696,901	-461
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	-779	1,279,211	1,330,185	50,974	53,546	-2,572	1,500,675	56,548
Shares	430,582	367,663	-62,919	10,356	-73,275	566,428	569,850	3,421	63,796	-60,374	356,069	-74,513
Foreign securities	757,724	769,699	11,975	34,208	-22,233	669,778	665,176	-4,602	17,403	-22,005	777,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	167,886	147,586	-20,299	63	-20,363	183,799	172,796	-11,002	1,358	-12,361	148,186	-19,700
Other securities	44,070	41,624	-2,446	83	-2,529	31,280	29,148	-2,131	218	-2,350	41,585	-2,484
Monetary claims purchased	20,806	20,968	161	164	-3	4,000	4,002	2	2	-	20,968	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,652,432	3,688,210	35,778	134,716	-98,938	3,811,165	3,863,477	52,312	143,041	-90,728	3,685,331	32,898
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	-817	2,481,656	2,537,358	55,702	61,619	-5,917	2,449,366	89,983
Shares	448,945	386,025	-62,919	10,356	-73,275	572,953	576,374	3,421	63,796	-60,374	374,431	-74,513
Foreign securities	758,178	770,075	11,896	34,208	-22,311	670,232	665,549	-4,683	17,403	-22,086	777,930	19,751
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	168,340	147,962	-20,377	63	-20,441	184,254	173,170	-11,083	1,358	-12,442	148,565	-19,775
Other securities	44,070	41,624	-2,446	83	-2,529	31,280	29,148	-2,131	218	-2,350	41,585	-2,484
Monetary claims purchased	41,805	41,966	161	164	-3	54,992	54,996	3	3	-0	41,966	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. "Monetary trusts" includes securities other than marketable securities, and their book value and the market price were 50 million yen as of the end of both FY 2002 and FY 2001 (There were no net profits/losses.)
3. The average value during the last March is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.
[Reference] indicates market price data when the market price and the exchange rate at the end of FY 2002 are applied.

(20) Market price data of monetary trusts

(In million yen)

Category	End of FY 2002					End of FY 2001				
	Amount on B.S.	Market price	Net profit/loss			Amount on B.S.	Market price	Net profit/loss		
				Profit included	Loss included				Profit included	Loss included
Monetary trusts	55,619	55,619	-	-	-	95,933	95,933	-	-	-

Marketable monetary trusts

(In million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	56,882	1,754	71,164	1,248

Note: The above are securities held with monetary trusts.

* Monetary trusts for bonds held to maturity, bonds corresponding to policy reserve and other securities

(In million yen)

Category	End of FY 2002					End of FY 2001				
	Book value	Market price	Net profit/loss			Book value	Market price	Net profit/loss		
				Profit included	Loss included				Profit included	Loss included
Bonds held to maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-	-	-	-	-	-
Other securities	50	50	-	-	-	50	50	-	-	-

(21) Status of real estate (balance of land, unrealized profits/losses, etc.)

(In million yen & %)

Category	End of FY 2002	Ratio to general accounts	End of FY 2001	Ratio to general accounts
Balance of domestic real estate	193,855	3.0	191,746	2.8
Balance of domestic land included	109,527	1.7	110,387	1.6
For operational use included	42,483	0.7	43,007	0.6
For investment included	67,044	1.0	67,380	1.0
Unrealized profits/losses on domestic real estate	-5,879	-	-9	-

Note: 1. The above include tenant rights.

2. The balance of domestic land and unrealized profits/losses exclude construction in process and guarantee money.

3. Unrealized profits/losses are based on the latest public announcement price.

(22) Market price data of derivative transactions (total of transactions to which hedge accounting applied and not applied)

(i) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(In million yen)

	Interest-rate-related	Currency-related	Share-related	Bond-related	Others	Total
With hedge accounting	15,134	-5,275	-	-	-	9,858
Without hedge accounting	-845	-285	-	75	-69	-1,125
Total	14,289	-5,561	-	75	-69	8,733

Note: 1. Net profits/losses on transactions with market-price hedging applied (-5,275 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting appliedare posted on the Income Statement.
2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related transactions

(In million yen)

Category	Type	End of FY 2002				End of FY 2001			
		Contracted amount		Market price	Net profit/loss	Contracted amount		Market price	Net profit/loss
			More than 1 year				More than 1 year		
Exchange	Interest rate futures								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Interest rate options								
	Short commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Long commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
OTC	Forward rate agreements								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Interest rate options								
	Short commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Long commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Interest rate swap								
	Receipt at fixed	337,002	253,447	16,176	16,176	368,174	330,974	21,278	21,278
	Payment at fixed	100,000	-	-1,887	-1,887	103,000	100,000	-3,752	-3,752
	Receipt at variable	-	-	-	-	-	-	-	-
	Others								
	Short commitment	- (-)	-	-	-	- (-)	-	-	-
	Long commitment	- (-)	-	-	-	- (-)	-	-	-
Total					14,289				17,526

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

Reference: Balance of notional principal of interest rate swapping by maturity (as of end of FY 2002)

(In million yen)

	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Receipt at fixed rates/payment at variable rates	83,555	192,397	34,280	15,770	11,000	-	337,002
(Average rate at receipt)	2.96%	3.10%	1.48%	1.97%	2.31%	-	2.82%
(Average rate at payment)	0.41%	0.39%	0.48%	0.44%	1.07%	-	0.43%
Payment at fixed rates/receipt at variable rates	100,000	-	-	-	-	-	100,000
(Average rate at receipt)	0.08%	-	-	-	-	-	0.08%
(Average rate at payment)	1.96%	-	-	-	-	-	1.96%

(iii) Currency-related transactions

(In million yen)

Category	Type	End of FY 2002 Contracted amount	More than 1 year	Market price	Net profit/loss	End of FY 2001 Contracted amount	More than 1 year	Market price	Net profit/loss
Exchange	Currency futures								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Currency future options								
	Short commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Forward currency agreement								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Exchange contracts								
	Short commitment	396,180	-	401,455	-5,275	230,505	-	232,159	-1,653
	(US$ included)	224,755	-	227,172	-2,417	162,586	-	164,120	-1,534
	(Euro included)	165,898	-	168,644	-2,745	67,919	-	68,038	-118
	(Sterling pound included)	5,525	-	5,638	-113	-	-	-	-
	Long commitment	27,510	-	27,570	60	-	-	-	-
	(US$ included)	27,510	-	27,570	60	-	-	-	-
	Currency options								
	Short commitment								
	Call	47,730	-			58,866	-		
		(284)		359	-75	(468)		835	-367
	(US$ included)	20,583	-			45,984	-		
		(105)		124	-18	(346)		665	-318
	(Euro included)	18,054	-			12,881	-		
		(126)		205	-78	(121)		170	-48
	(Sterling pound included)	9,091	-			-	-		
		(52)		30	22	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	44,800	-			55,745	-		
		(284)		13	-271	(468)		127	-341
	(US$ included)	19,255	-			43,585	-		
		(105)		8	-96	(346)		74	-272
	(Euro included)	16,988	-			12,159	-		
		(126)		0	-126	(121)		53	-68
	(Sterling pound included)	8,556	-			-	-		
		(52)		4	-48	(-)		-	-
	Currency swap	-	-	-	-	-	-	-	-
	Others								
	Short commitment	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					-5,561				-2,361

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. The futures rate is used as the exchange rate as of the end of the fiscal year.

3. This disclosure excludes foreign-currency-denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.

4. "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iv) Share-related derivative transactions

The Company did not have any balance of these transactions as of the end of FY 2002 and the end of FY 2001.

(v) Bond-related derivative transactions

(In million yen)

Category	Type	End of FY 2002				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
Exchange	Bond futures								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Bond futures options								
	Short commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Bond OTC options								
	Short commitment								
	Call	5,000	-			-	-		
		(10)		8	1	(-)		-	-
	Put	22,000	-			-	-		
		(101)		27	73	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					75				-

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. "Net profit/loss" indicates the difference between the contracted amount and the market price for futures transactions, the difference between the option premium and the market price for options transactions.

(vi) Others

(In million yen)

Category	Type	End of FY 2002				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
OTC	Credit default swap								
	Protection short position	10,000	10,000	-69	-69	5,000	5,000	-41	-41
	Protection long position	-	-	-	-	-	-	-	-
Total					-69				-41

Note: "Net profit/loss" indicates the market price.

5. Situations of separate accounts for FY 2002 (Non-consolidated)

(1) Status of the balance of separate account assets

(In million yen)

Account	End of FY 2002	End of FY 2001
	Amount	Amount
Personal variable life insurance	4,864	14,947
Personal variable annuity insurance	-	-
Group annuity	48,236	68,384
Total of separate accounts	53,100	83,332

(2) Status of personal variable insurances (separate account)

(i) Volume & Amount of Policies in Force

*Personal variable life insurance

(in number of policies, million yen)

Account	End of FY 2002		End of FY 2001	
	No. of policies	Amount	No. of policies	Amount
Variable insurance (finite-life type)	403	455	455	496
Variable insurance (whole-life type)	556	1,942	569	2,004
Total	959	2,397	1,014	2,500

*Personal variable annuity insurance

(in number of policies, million yen)

Account	End of FY 2002		End of FY 2001	
	No. of policies	Amount	No. of policies	Amount
Personal variable annuity	-	-	-	-

(ii) Breakdown of separate account for personal variable insurances as the end of the fiscal years

(in million yen, %)

Asset	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Cash, deposits & call loans	250	5.1	186	1.2
Securities	4,581	94.2	14,489	96.9
Public & corporate bonds	1,492	30.7	5,038	33.7
Shares	1,552	31.9	5,374	36.0
Foreign securities	1,537	31.6	4,076	27.3
Public & corporate bonds	556	11.4	1,499	10.0
Shares etc.	980	20.2	2,576	17.2
Other securities	-	-	-	-
Loans receivable	-	-	200	1.3
Others	32	0.7	71	0.5
Allowance for bad debts	-	-	-0	-0
Total	4,864	100.0	14,947	100.0

(iii) Profits and expenses on management of separate account for personal variable insurances

(In million yen)

Account	FY 2002	FY 2001
	Amount	Amount
Interest & dividends received	239	295
Profits on sale of securities	341	246
Profits on redemption of securities	-	-
Appraisal profits on foreign securities	1,053	1,109
Exchange profits	2	2
Profits on financial derivative transactions	-	-
Other profits	2	8
Losses on sale of securities	2,043	1,598
Losses on redemption of securities	-	-
Appraisal losses on securities	1,260	1,318
Exchange losses	7	3
Expenses on financial derivative transactions	-	-
Other expenses	0	0
Difference between profits and expenses	-1,672	-1,258

(vi) Appraisal profit or loss on marketable securities

(In million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	4,581	-207	14,489	-209

(v) Details of securities

(In million yen)

Category	End of FY 2002	End of FY 2001
	Amount on B.S.	Amount on B.S.
Public & corporate bonds	1,492	5,038
Shares	1,552	5,374
Foreign securities	1,537	4,076
Public & corporate bonds	556	1,499
Shares etc.	980	2,576
Other securities	-	-
Total	4,581	14,489

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. This table excludes securities with no market price.

(iii) Market price data of monetary trusts

The Company did not have any balance of monetary trusts as of the end of FY 2002 and the end of FY 200

(vii) Market price data of derivative transactions (total of transactions to which hedge accounting applied and not applied)

Interest-rate-related derivative transactions
Currency-related derivative transactions
Share-related derivative transactions
Bond-related derivative transactions
Others

The Company did not have any balance of these transactions as of the end of FY 2002 and the end of FY 2001.

6. Corporate total (Non-consolidated)

1. Composition of assets

(In million yen)

Account	End of FY 2002		
	General account	Separate account	Corporate total
Cash, deposits & call loans	166,721	1,491	168,213
Monetary claims purchased	41,966	-	41,966
Monetary trusts	55,619	-	55,619
Public & corporate bonds	2,415,033	22,463	2,437,496
Shares	386,025	14,882	400,908
Foreign securities	770,154	13,944	784,098
Other securities	41,624	-	41,624
Loans receivable	2,229,144	-	2,229,144
Real estate	193,688	-	193,688
Deferred tax assets	78,600	-	78,600
Deferred tax assets concerning	12,129	-	12,129
Others	87,527	316	87,844
Allowance for bad debts	-3,266	-	-3,266
Total assets	6,474,969	53,098	6,528,068
Foreign-currency-denominated assets included	769,855	13,707	783,562

2. Net investment gains / losses

(In million yen)

	Account	End of FY 2002		
		General account	Separate account	Corporate total
Profits on asset management	Interest & dividends received	150,239	-	150,239
	Interest on deposits	4	-	4
	Interest & dividends on securities	79,550	-	79,550
	Interest on loans receivable	64,396	-	64,396
	Rental received on real estate	5,863	-	5,863
	Other interest & dividends	424	-	424
	Profits on monetary trusts	3,554	-	3,554
	Profits on sale of securities	70,287	-	70,287
	Profits on sale of bonds including governmental bonds	39,419	-	39,419
	Profits on sale of shares	12,188	-	12,188
	Profits of foreign securities	18,616	-	18,616
	Others	62	-	62
	Profits on other asset management	5,286	-	5,286
	Total	229,367	-	229,367
Losses on asset management	Interest paid	2,175	-	2,175
	Losses on sale of securities	42,100	-	42,100
	Losses on sale of bonds including governmental bonds	1,609	-	1,609
	Losses on sale of shares	28,411	-	28,411
	Losses on sale of foreign securities	12,052	-	12,052
	Others	26	-	26
	Appraisal losses on securities	24,930	-	24,930
	Appraisal losses on bonds including governmental bonds	-	-	-
	Appraisal losses on securities	23,867	-	23,867
	Appraisal losses on foreign securities	879	-	879
	Losses on financial derivative transactions	630	-	630
	Exchange losses	8,235	-	8,235
	Write-offs of loans receivable	205	-	205
	Depreciation of real estate for rent	2,373	-	2,373
	Other management expenses	3,874	-	3,874
	Losses on management of separate account assets	-	9,106	9,106
	Total	84,526	9,106	93,632
Balance		144,840	-9,106	135,734

Note: In addition to the above, "Impairment losses of trust securities" of 57,664 million yen is included in Extraordinary losses of the Income Statement for FY 2002.
Trust securities are deposited to trust companies as trust assets under the securities trust contract with trust companies to maintain the mobility of trading shares to be sold in bulk, and the loss on valuation of shares in trust is a paper loss booked following impairment of these shares in trust.
Since the impairment losses of shares in trust for this FY is extraordinarily large, it is included in Extraordinary losses, not in recurring earnings/losses.

(3) Appraisal profits/losses on marketable securities

(In million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	108,173	-3,065	151,136	2,649
Monetary trusts	56,882	1,754	71,164	1,248
Separate accounts	51,290	-4,820	79,971	1,401

Note: 1. "Monetary trusts" is composed of securities held with monetary trusts.
2. "Separate accounts" are composed of securities held in separate accounts.

(4) Market price data of securities (those with market prices out of securities excluding marketable securities)

(In million yen) [Reference]

Category	End of FY 2002					End of FY 2001					[Reference] End of FY 2002	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/
Bonds held to maturity	26,958	27,561	603	603	-0	217,519	216,892	-627	1,557	-2,185	27,561	603
Domestic bonds	5,960	6,563	603	603	-	166,526	165,898	-628	1,556	-2,185	6,563	603
Monetary claims purchased	20,998	20,998	-0	0	-0	50,992	50,993	1	1	-0	20,998	-0
Bonds corresponding to policy reserve	909,294	942,126	32,832	32,869	-37	1,035,918	1,041,274	5,356	6,516	-1,160	942,126	32,832
Shares of subsidiaries and affiliated companies	-	-	-	-	-	379	379	-	-	-	-	-
Other securities	2,599,226	2,601,648	2,421	101,243	-98,821	2,453,957	2,501,622	47,664	134,966	-87,302	2,598,765	-461
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	-779	1,279,211	1,330,185	50,974	53,546	-2,572	1,500,675	56,548
Shares	422,499	359,580	-62,919	10,356	-73,275	559,690	563,111	3,421	63,796	-60,374	347,986	-74,513
Foreign securities	667,724	679,699	11,975	34,208	-22,233	579,778	575,176	-4,602	17,403	-22,005	687,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	77,886	57,586	-20,299	63	-20,363	93,799	82,796	-11,002	1,358	-12,361	58,186	-19,700
Other securities	44,068	41,622	-2,446	83	-2,529	31,278	29,146	-2,131	218	-2,350	41,583	-2,484
Monetary claims purchased	20,806	20,968	161	164	-3	4,000	4,002	2	2	-	20,968	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	-98,859	3,707,774	3,760,168	52,394	143,041	-90,647	3,568,454	32,974
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	-817	2,481,656	2,537,358	55,702	61,619	-5,917	2,449,366	89,983
Shares	422,499	359,580	-62,919	10,356	-73,275	560,069	563,491	3,421	63,796	-60,374	347,986	-74,513
Foreign securities	667,724	679,699	11,975	34,208	-22,233	579,778	575,176	-4,602	17,403	-22,005	687,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	77,886	57,586	-20,299	63	-20,363	93,799	82,796	-11,002	1,358	-12,361	58,186	-19,700
Other securities	44,068	41,622	-2,446	83	-2,529	31,278	29,146	-2,131	218	-2,350	41,583	-2,484
Monetary claims purchased	41,805	41,966	161	164	-3	54,992	54,996	3	3	-0	41,966	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.
2. "Monetary trusts" does not include anything to be categorized into other than marketable securities.
3. The average value during the last March is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.
[Reference] indicates market price data when the market price and the exchange rate at the end of FY 2002 are applied.

* The book value of securities without any market price is as follows:

(In million yen)

Category	End of FY 2002	End of FY 2001
Bond held to maturity	-	-
Unlisted foreign bonds	-	-
Others	-	-
Bonds corresponding to policy reserve	-	-
Shares of subsidiaries and affiliated companies	18,816	6,599
Other securities	98,135	96,790
Unlisted domestic shares (except OTC-traded shares)	8,083	6,738
Unlisted foreign shares (except OTC-traded shares)	90,000	90,000
Unlisted foreign bonds	-	-
Others	51	51
Total	116,951	103,390

* The following are unrealized profits and losses on the yen-translated foreign securities out of securities without any market price, and the securities with a market price.

(In million yen) [Reference]

Category	End of FY 2002					End of FY 2001					[Reference] End of FY 2002	
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included	Market price	Net profit/loss
Bonds held to maturity	26,958	27,561	603	603	-0	217,519	216,892	-627	1,557	-2,185	27,561	603
Domestic bonds	5,960	6,563	603	603	-	166,526	165,898	-628	1,556	-2,185	6,563	603
Monetary claims purchased	20,998	20,998	-0	0	-0	50,992	50,993	1	1	-0	20,998	-0
Bonds corresponding to policy reserve	909,294	942,126	32,832	32,869	-37	1,035,918	1,041,274	5,356	6,516	-1,160	942,126	32,832
Shares of subsidiaries and affiliated companies	18,816	18,738	-78	-	-78	6,978	6,897	-81	-	-81	18,741	-75
Other securities	2,697,362	2,699,783	2,421	101,243	-98,821	2,550,748	2,598,412	47,664	134,966	-87,302	2,696,901	-461
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	-779	1,279,211	1,330,185	50,974	53,546	-2,572	1,500,675	56,548
Shares	430,582	367,663	-62,919	10,356	-73,275	566,428	569,850	3,421	63,796	-60,374	356,069	-74,513
Foreign securities	757,724	769,699	11,975	34,208	-22,233	669,778	665,176	-4,602	17,403	-22,005	777,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	167,886	147,586	-20,299	63	-20,363	183,799	172,796	-11,002	1,358	-12,361	148,186	-19,700
Other securities	44,070	41,624	-2,446	83	-2,529	31,280	29,148	-2,131	218	-2,350	41,585	-2,484
Monetary claims purchased	20,806	20,968	161	164	-3	4,000	4,002	2	2	-	20,968	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,652,432	3,688,210	35,778	134,716	-98,938	3,811,165	3,863,477	52,312	143,041	-90,728	3,685,331	32,898
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	-817	2,481,656	2,537,358	55,702	61,619	-5,917	2,449,366	89,983
Shares	448,945	386,025	-62,919	10,356	-73,275	572,953	576,374	3,421	63,796	-60,374	374,431	-74,513
Foreign securities	758,178	770,075	11,896	34,208	-22,311	670,232	665,549	-4,683	17,403	-22,086	777,930	19,751
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	168,340	147,962	-20,377	63	-20,441	184,254	173,170	-11,083	1,358	-12,442	148,565	-19,775
Other securities	44,070	41,624	-2,446	83	-2,529	31,280	29,148	-2,131	218	-2,350	41,585	-2,484
Monetary claims purchased	41,805	41,966	161	164	-3	54,992	54,996	3	3	-0	41,966	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-

Note: 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. "Monetary trusts" includes securities other than marketable securities, and their book value and the market price were 50 million yen as of the end of both FY 2002 and FY 2001 (There were no net profits/losses.)

3. The average value during the last March is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.

[Reference] indicates market price data when the market price and the exchange rate at the end of FY 2002 are applied.

(5) Market price data of monetary trusts

(In million yen)

Category	End of FY 2002					End of FY 2001				
	Amount on B.S.	Market price	Net profit/loss			Amount on B.S.	Market price	Net profit/loss		
				Profit included	Loss included				Profit included	Loss included
Monetary trusts	55,619	55,619	-	-	-	95,933	95,933	-	-	-

* Marketable monetary trusts

(In million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	56,882	1,754	71,164	1,248

Note: The above are securities held with monetary trusts.

* Monetary trusts for bonds held to maturity, bonds corresponding to policy reserve and other securities

(In million yen)

Category	End of FY 2002					End of FY 2001				
	Book value	Market price	Net profit/loss			Book value	Market price	Net profit/loss		
				Profit included	Loss included				Profit included	Loss included
Bonds held to maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-	-	-	-	-	-
Other securities	50	50	-	-	-	50	50	-	-	-

(6) Status of real estate (balance of land, unrealized profits/losses, etc.)

(In million yen & %)

Category	End of FY 2002	Ratio to total accounts	End of FY 2001	Ratio to total accounts
Balance of domestic real estate	193,855	3.0	191,746	2.8
Balance of domestic land included	109,527	1.7	110,387	1.6
For operational use included	42,483	0.7	43,007	0.6
For investment included	67,044	1.0	67,380	1.0
Unrealized profits/losses on domestic real estate	-5,879	-	-9	-

Note 1: The above include tenant rights.
2: The balance of domestic land and unrealized profits/losses exclude construction in process and guarantee money.
3: Unrealized profits/losses are based on the latest public announcement price.

(7) Market price data of derivative transactions (total of transactions to which hedge accounting applied and not applied)

(i) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(In million yen)

	Interest-rate-related	Currency-related	Share-related	Bond-related	Others	Total
With hedge accounting	15,134	-5,275	-	-	-	9,858
Without hedge accounting	-845	-285	-	75	-69	-1,125
Total	14,289	-5,561	-	75	-69	8,733

Note: 1. Net profits/losses on transactions with market-price hedging applied (-5,275 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting appliedare posted on the Income Statement.
2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related transactions

(In million yen)

Category	Type	End of FY 2002				End of FY 2001			
		Contracted amount		Market price	Net profit/loss	Contracted amount		Market price	Net profit/loss
			More than 1 year				More than 1 year		
Exchange	Interest rate futures								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Interest rate options								
	Short commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Long commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
OTC	Forward rate agreements								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Interest rate options								
	Short commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Long commitment								
	Call	- (-)	-	-	-	- (-)	-	-	-
	Put	- (-)	-	-	-	- (-)	-	-	-
	Interest rate swap agreements								
	Receipt at fixed	337,002	253,447	16,176	16,176	368,174	330,974	21,278	21,278
	Payment at fixed	100,000	-	-1,887	-1,887	103,000	100,000	-3,752	-3,752
	Receipt at variable	-	-	-	-	-	-	-	-
	Others								
	Short commitment	- (-)	-	-	-	- (-)	-	-	-
	Long commitment	- (-)	-	-	-	- (-)	-	-	-
Total					14,289				17,526

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

Reference: Balance of notional principal of interest rate swapping by maturity (as of end of FY 2002) *(In million yen)*

	1 year or less	More than 1 year 3 years or less	More than 3 years 5 years or less	More than 5 years 7 years or less	More than 7 years 10 years or less	More than 10 years	Total
Receipt at fixed rates/payment at variable rates	83,555	192,397	34,280	15,770	11,000	-	337,002
(Average rate at receipt)	2.96%	3.10%	1.48%	1.97%	2.31%	-	2.82%
(Average rate at payment)	0.41%	0.39%	0.48%	0.44%	1.07%	-	0.43%
Payment at fixed rates/receipt at variable rates	100,000	-	-	-	-	-	100,000
(Average rate at receipt)	0.08%	-	-	-	-	-	0.08%
(Average rate at payment)	1.96%	-	-	-	-	-	1.96%

(iii) Currency-related transactions

(In million yen)

Category	Type	End of FY 2002 Contracted amount	End of FY 2002 More than 1 year	End of FY 2002 Market price	End of FY 2002 Net profit/loss	End of FY 2001 Contracted amount	End of FY 2001 More than 1 year	End of FY 2001 Market price	End of FY 2001 Net profit/loss
Exchange	Currency futures								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Currency future options								
	Short commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Forward currency agreement								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Exchange contracts								
	Short commitment	396,180	-	401,455	-5,275	230,505	-	232,159	-1,653
	(US$ included)	224,755	-	227,172	-2,417	162,586	-	164,120	-1,534
	(Euro included)	165,898	-	168,644	-2,745	67,919	-	68,038	-118
	(Sterling pound included)	5,525	-	5,638	-113	-	-	-	-
	Long commitment	27,510	-	27,570	60	-	-	-	-
	(US$ included)	27,510	-	27,570	60	-	-	-	-
	Currency options								
	Short commitment								
	Call	47,730	-			58,866	-		
		(284)		359	-75	(468)		835	-367
	(US$ included)	20,583	-			45,984	-		
		(105)		124	-18	(346)		665	-318
	(Euro included)	18,054	-			12,881	-		
		(126)		205	-78	(121)		170	-48
	(Sterling pound included)	9,091	-			-	-		
		(52)		30	22	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	44,800	-			55,745	-		
		(284)		13	-271	(468)		127	-341
	(US$ included)	19,255	-			43,585	-		
		(105)		8	-96	(346)		74	-272
	(Euro included)	16,988	-			12,159	-		
		(126)		0	-126	(121)		53	-68
	(Sterling pound included)	8,556	-			-	-		
		(52)		4	-48	(-)		-	-
	Currency swap	-	-	-	-	-	-	-	-
	Others								
	Short commitment	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					-5,561				-2,361

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. The futures rate is used as the exchange rate as of the end of the fiscal year.

3. This disclosure excludes foreign-currency-denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.

4. "Net profit/loss" indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iv) Share-related derivative transactions

The Company did not have any balance of these transactions as of the end of FY 2002 and the end of FY 2001.

(v) Bond-related derivative transactions

(In million yen)

Category	Type	End of FY 2002				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
Exchange	Bond futures								
	Short commitment	-	-	-	-	-	-	-	-
	Long commitment	-	-	-	-	-	-	-	-
	Bond futures options								
	Short commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Bond OTC options								
	Short commitment								
	Call	5,000	-			-	-		
		(10)		8	1	(-)		-	-
	Put	22,000	-			-	-		
		(101)		27	73	(-)		-	-
	Long commitment								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					75				-

Note: 1. Parenthesized figures are option premiums included in the Balance Sheet.
2. "Net profit/loss" indicates the difference between the contracted amount and the market price for futures transactions, the difference between the option premium and the market price for options transactions.

(vi) Others

(In million yen)

Category	Type	End of FY 2002				End of FY 2001			
		Contracted amount	More than 1 year	Market price	Net profit/loss	Contracted amount	More than 1 year	Market price	Net profit/loss
OTC	Credit default swap								
	Protection short position	10,000	10,000	-69	-69	5,000	5,000	-41	-41
	Protection long position	-	-	-	-	-	-	-	-
Total					-69				-41

Note: "Net profit/loss" indicates the market price.

7. Risk Monitored Loans

(Consolidated)

(In million yen, %)

Class	Current consolidated FY (As of March 31,2003)	Previous consolidated FY (As of March 31,2002)
Credits to bankrupt debtors (i)	389	90
Delinquent credit (ii)	1,587	2,009
Credits Delinquent for 3 Months or more (iii)	5,709	6,504
Longer and the Relaxed Credits (iv)	3,710	5,764
Total (i)+(ii)+(iii)+(iv)	11,397	14,369
(Ratio to the balance of all receivables)	(0.52)	(0.63)
(Ratio to total assets)	(0.17)	(0.21)

Note: 1. The Company subtracts the amount that seem to be recovered with the value of collateral or guarantees from the balance of collateralized or guaranteed receivables from bankrupt or actually bankrupt debtors, and deducts the remainder, as the unrecoverable amount, from the balance of accounts receivable.
The amount deducted was 950 million yen for credits to bankrupt debtors and 190 million yen for delinquent credits as of the end of the current consolidated FY and 830 million yen for credits to bankrupt debtors and 841 million yen as of the end of previous consolidated FY.

2. "Credits to Bankrupt Debtors" are loans to debtors who have become legally bankrupt by filing for protection under the Corporate Rehabilitation Law, the Civil Rehabilitation Law, the Bankruptcy Act or the Commercial Code, debtors whose transactions with banks have been suspended, and debtors who have gone bankrupt abroad under any legal procedures, out of accounts receivables on which no accrued interest is accounted (loans with interest suspended) because recovery of principal and/or interest cannot be expected due to long-lasting delinquency.

3. "Delinquent Credits" are a type of loan with interest suspended except "Credits to Bankrupt Debtors" and loans on which payment of interest is postponed for the purpose of restoring or supporting the debtors.

4. "Credits Delinquent for 3 Months or more" are loans of which repayment of principal and/or payment of interest are delayed for 3 month or more from the day following the contracted payment day except "Credits to bankrupt debtors" and "Delinquent credits."

5. "Longer and the Relaxed Credits" are loans for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures except "Credits to Bankrupt Debtors," "Delinquent credits" and "Credits delinquent for 3 months or more."

(Non-consolidated)

Regardless of the possibility of collecting the receivables, the amount of risk-managed credits before deducting the value of collateral and other security is disclosed, so all of the risk-managed credits should not be regarded as unrecoverable.

The Company takes adequate protection measures for each account by closely reviewing individual accounts receivable.

As a result, 106.2% of the amount of risk-managed credits are covered by collateral and other protection measures as of the end of FY 2002, which shows our efforts to preserve this type of account.

(In million yen, & %)

Class	End of FY 2002	End of FY 2001
Credits to bankrupt debtors (i)	313	89
Delinquent credits (ii)	1,423	1,915
Credits Delinquent for 3 Months or more (iii)	5,709	6,504
Longer and the Relaxed Credits (iv)	3,710	5,764
Total (i)+(ii)+(iii)+(iv)	11,157	14,274
(Ratio to the balance of all receivables)	(0.50)	(0.62)
(Ratio to the total assets)	(0.17)	(0.21)

Note :

1. The Company subtracts the amount that seem to be recovered with the value of collateral or guarantees from the balance of collateralized or guaranteed receivables from bankrupt or actually bankrupt debtors, and deducts the remainder, as the unrecoverable amount, from the balance of accounts receivable.
   The amount deducted was 944 million yen for credits to bankrupt debtors and 110 million yen for delinquent credits as of the end of FY 2002 and 823 million yen for credits to bankrupt debtors and 683 million yen as of the end of FY 2001.
2. "Credits to Bankrupt Debtors" are loans to debtors who have become legally bankrupt by filing for protection under the Corporate Rehabilitation Law, the Civil Rehabilitation Law, the Bankruptcy Act or the Commercial Code, debtors whose transactions with banks have been suspended, and debtors who have gone bankrupt abroad under any legal procedures, out of accounts receivables on which no accrued interest is accounted (loans with interest suspended) because recovery of principal and/or interest cannot be expected due to long-lasting delinquency.
3. "Delinquent Credits" are a type of loan with interest suspended except "Credits to Bankrupt Debtors" and loans on which payment of interest is postponed for the purpose of restoring or supporting the debtors.
4. "Credits Delinquent for 3 Months or more" are loans of which repayment of principal and/or payment of interest are delayed for 3 month or more from the day following the contracted payment day except "Credits to bankrupt debtors" and "Delinquent credits."
5. "Longer and the Relaxed Credits" are loans for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures except "Credits to Bankrupt Debtors," "Delinquent credits" and "Credits delinquent for 3 months or more."

[Reference: Coverage ratio]

(In million yen, & %)

Item		End of FY 2002	End of FY 2001
Balance of risk-managed credits	(a)	11,157	14,274
Total of allowance for bad debts	(b)	3,266	5,786
Amount of coverage such as collater	(c)	8,586	10,650
Coverage ratio	[(b)+(c)/(a)]	106.2	115.1

Note: Amount of coverage such as collateral is the amount protected by collateral and/or guarantees, and expected to be recovered.

8. Claims According to Debtor Category

(Consolidated)

(In million yen)

Class	End of FY 2002	End of FY 2001
Claims against bankrupt and substantially bankrupt obligors (i)	889	980
Claims with collection risk (ii)	1,088	1,133
Claims for special attention (iii)	9,420	12,269
Subtotal (i)+(ii)+(iii)	11,397	14,384
(Ratio to total)	(0.51)	(0.62)
Normal claims (iv)	2,228,957	2,309,091
Total (i)+(ii)+(iii)+(iv)	2,240,355	2,323,475

Note: 1. "Claims against bankrupt and substantially bankrupt obligors " are accounts receivable from debtors in the status of bankruptcy, corporate reorganization, rehabilitation or any other failure, and debtors in similar situations.

2. "Claims with collection risk" are accounts receivable from debtors not in a failure but in worsened financial situations and managerial performance, so collection of principal and interest is very likely impossible.

3. "Claims for special attention " are accounts receivable which have been delinquent for 3 months or more, or for which lending conditions have been longer and relaxed.

An account which have been delinquent for 3 months or more is an account receivable for which repayment of principal or payment of interest is delayed for 3 months or more from the day following the contracted payment day (except accounts defined in Note 1 or 2 above), and an account for which lending conditions have been longer and relaxed is an account for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures (except accounts defined in Note 1 or 2 above, and delinquent for 3 moths or more).

4. "Normal claims" are accounts categorized into other than those defined in Note 1, 2 or 3 above because the debtor has no problem in their financial conditions and managerial performance.

(Non-consolidated)

The amount of credits, except normal ones, decreased from the end of the previous fiscal year by 3.1 billion yen to 11 billion yen as of the end of FY 2002, and 106.2% of the amount are covered by the allowance for bad debts, and collateral and guarantees.

(In million yen)

Class	End of FY 2002	End of FY 2001
Claims against bankrupt and substantially bankrupt obligors (i)	648	885
Claims with collection risk (ii)	1,088	1,133
Claims for special attention (iii)	9,420	12,269
Subtotal (i)+(ii)+(iii)	11,157	14,288
(Ratio to total)	(0.50)	(0.62)
Normal claims (iv)	2,228,957	2,308,091
Total (i)+(ii)+(iii)+(iv)	2,240,114	2,322,379

Note :

1. "Claims against bankrupt and substantially bankrupt obligors " are accounts receivable from debtors in the status of bankruptcy, corporate reorganization, rehabilitation or any other failure, and debtors in similar situations.
2. "Claims with collection risk" are accounts receivable from debtors not in a failure but in worsened financial situations and managerial performance, so collection of principal and interest is very likely impossible.
3. "Claims for special attention " are accounts receivable which have been delinquent for 3 months or more, or for which lending conditions have been longer and relaxed.
   An account which have been delinquent for 3 months or more is an account receivable for which repayment of principal or payment of interest is delayed for 3 months or more from the day following the contracted payment day (except accounts defined in Note 1 or 2 above), and an account for which lending conditions have been longer and relaxed is an account for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures (except accounts defined in Note 1 or 2 above, and delinquent for 3 moths or more).
4. "Normal claims" are accounts categorized into other than those defined in Note 1, 2 or 3 above because the debtor has no problem in their financial conditions and managerial performance.

(Reference) Status of the reserve for possible loan losses, etc. (Non-consolidated)

(1) Breakdown of the reserve for possible loan losses

(In million yen)

Type	End of FY 2002	End of FY 2001
General reserve for possible loan losses	2,189	4,581
Individual reserve for possible loan losses	1,076	1,205
Reserve for specific receivables from abroad	-	-
Total	3,266	5,786

(2) Individual reserve for possible loan losses

(In million yen)

Category	End of FY 2002	End of FY 2001
Transfer	1,076	1,205
Reversal	1,122	94
Net transfer	-45	1,110

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Reserve for specific receivables from abroad

(i) Reserve for specific receivables from abroad (In million yen)

Item	End of FY 2002	End of FY 2001
Number of borrowing countries	-	-
Amount of receivables	-	-
Net transfer	-	-
Balance of reserve	-	-

(ii) Balance of receivables by borrowing country (In million yen)

End of FY 2002		End of FY 2001	
Country name	Amount of receivables	Country name	Amount of receivables
-	-	-	-
-	-	-	-
Total (Ratio to general accounts)	- (- %)	Total (Ratio to general accounts)	- (- %)

(4) Loan write-offs

(In million yen)

Account	End of FY 2002	End of FY 2001
Loan write-offs	205	132

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

9. Status of Self-evaluation of Loans and Other Accounts Receivable (Non-consolidated)

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

The Company has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reservation.

In the results of self-evaluation as of the end of FY 2002, the Company deducted 205 million yen of assets categorized into Class IV as uncollectable, and calculated the expected losses on assets in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

[Results of self-evaluation of loans and other accounts receivable]

(In million yen)

Class	End of FY 2002		End of FY 2001	
	Before write-offs/reservation	After write-offs/reservation	Before write-offs/reservation	After write-offs/reservation
Class I	2,160,999	2,162,076	2,232,218	2,233,424
Class II	78,024	78,024	88,938	88,938
Class III	1,090	13	1,222	17
Class IV	205	-	132	-
Total balance of receivables	2,240,320	2,240,114	2,322,512	2,322,379

Note: The total balance of receivables includes securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans.

The interest payable and suspense payments included here are limited to those related to loans and securities lent.

10. Details of Ordinary Profit, etc. (Core Profit) (Non-consolidated)

(In millions of yen)

		FY 2002	FY 2001
Base Profit	A	28,734	13,875
Capital Revenue		71,061	77,762
Gains from monetary trusts		774	-
Profit on investment in marketable securities for trading purposes		-	-
Profit on sale of marketable securities		70,287	66,517
Revenue from financial derivative transactions		-	-
Gains from foreign exchange transactions		-	11,244
Other capital revenue		-	-
Capital Expenses		75,897	68,492
Losses on investment in monetary trusts		-	3,326
Losses on investment in marketable securities for trading purposes		-	-
Losses on sale of marketable securities		42,100	37,295
Losses on valuation of marketable securities		24,930	1,751
Expenses incurred for derivative transactions		630	26,117
Losses on foreign exchange transactions		8,235	-
Other capital expenses		-	-
Capital Profit & Loss	B	-4,835	9,270
Base Profit Reflecting Capital Profit & Loss	A+B	23,898	23,145
Extraordinary Revenue		-	52,638
Reinsurance revenue		-	-
Reversal of contingency reserves		-	52,638
Other extraordinary revenue		-	-
Extraordinary Expenses		843	57,617
Reinsurance premiums		-	-
Addition to contingency reserves		637	-
Addition to specific allowance for bad debts		-	-
Addition to reserve for specific receivables from abroad		-	-
Loans written-offs		205	132
Other extraordinary expenses		-	57,484
Extraordinary Profit & Loss	C	-843	-4,978
Recurring Profit	A+B+C	23,055	18,167

Note:

In respect to FY 2001, income gains of 2,896 million yen are included in Base Profit rather than in losses on investment in monetary trusts. Also, in respect to insurance contracts that are outside the scope of standard policy reserve, addition of 57,484 million yen to insurance premium reserve fund, which resulted from applying a more conservative calculating base than that for insurance premiums, is included in "Other extraordinary expenses".

In respect to FY 2002, income gains of 2,779 million yen are included in Base Profit rather than in losses on investment in monetary trusts.

11. Solvency Margin Ratio

(In millions of yen)

Items		End of FY 2002	End of FY 2001
Gross Amount of Solvency Margin (A)		446,735	586,439
	Total net worth	114,789	132,220
	Provision for price fluctuation	2,132	54,911
	Contingency reserve	54,348	53,710
	General allowance for bad debts	2,189	4,581
	Differential on valuation of other marketable securities x 90% (100% in the case of a negative differential)	2,179	42,898
	Gains or losses on valuation of land x 85% (100% in the case of losses)	-5,879	-9
	Means of raising liability capital, etc.	85,000	85,000
	Deductions	-15,000	-10,000
	Other	206,975	223,128
Aggregate risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)		131,110	152,915
	Amount equivalent to insurance risks R_1	32,760	32,255
	Amount equivalent to assumed interest rate risks R_2	30,155	35,416
	Amount equivalent to investment risks R_3	93,561	110,412
	Amount equivalent to management administration risks R_4	3,129	3,561
Solvency Margin Ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		681.5 %	767.0 %

Note:
1. The foregoing is calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.
2. "Total net worth" above represents the amount of "Total Net Worth" as reported on the balance sheet minus expected funds ouflows, minus valuation differential.
3. "Deductions" include investments in T&D Financial Life Insurance Co., Ltd., etc.

[Solvency Margin Ratio]

* Life insurance companies are capable of coping with normally foreseeable risks as they accumulate policy reserves in preparation for future payments of insurance claims. Nevertheless, they must maintain adequate paying capabilities even in the event of occurrence of risks such as a major earthquake or a stock market crash that exceed normal expectations.
* Solvency Margin Ratio, calculated pursuant to the provisions of Insurance Business Law and related regulations, is a benchmark to show the ratio of "Gross Amount of Solvency Margin" or "the paying capabilities comprising endowment, reserves, etc. that life insurance companies possess" (Item "A" in the above table) to "Aggregate Risks" representing "risks exceeding normal expectations" (Item "B" in the above table).

* Risks exceeding normal expectations mean the sum of various risks as shown below:

(1) Insurance risks: Risks involving an abrupt and sharp increase in payment of insurance claims due to occurrence of a disastrous event such as a major earthquake.
(2) Assumed interest rate risks: Risks involving investment returns cutting below assumed interest rates due to deterioration in investment climate.

(3) Investment risks: Risks involving a sharp decline in the value of invested assets due to a stock market crash, etc. as well as an abrupt and sharp increase in bankruptcies of borrower corporations.

(4) Management administration risks: Risks exceeding normal operational expectations

* "Gross Amount of Solvency Margin" means the sum of total net worth including endowment, provision for price fluctuation, contingency reserve, valuation differentials relative to other marketable securities, certain parts of gains on valuation of land, etc.

* Solvency Margin Ratio is one of the objective benchmarks for that the regulatory authorities use in supervising insurance companies. It is generally established that, if an insurance company maintains a Solvency Margin Ratio of 200% or higher, the company would be deemed to possess an adequate claims-paying capability.

(Status of Solvency for Claims of Affiliated Insurers)

T&D Financial Life Insurance Co., Ltd.

(In millions of yen)

Items		Current consolidated FY (As of March 31,2003)	Previous consolidated FY (As of March 31,2002)
Gross Amount of Solvency Margin (A)		26,815	22,886
	Total net worth	23,891	10,323
	Provision for price fluctuations	101	8
	Contingency reserve	174	42
	General reserve for possible loan losses	355	264
	Differential on valuation of other marketable securities x 90% (100% in the case of a negative differential)	641	112
	Gains or losses on valuation of land x 85% (100% in the case of losses)	9	209
	Means of raising liability capital, etc.	-	10,000
	Deductions	-	-
	Other	1,641	1,925
Aggregate risks $\sqrt{(R_1{}^2 + (R_2 + R_3)^2)} + R_4$ (B)		5,191	4,346
	Amount equivalent to insurance risks R_1	3,788	3,912
	Amount equivalent to assumed interest rate risks R_2	477	535
	Amount equivalent to investment risks R_3	2,756	1,089
	Amount equivalent to management administration risks R_4	210	110
Solvency Margin Ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,033.0 %	1,053.0 %

Note: 1. The foregoing is calculated on the basis of the provisions of Articles 86, 87, 161, 162 and 190 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Total net worth" above represents the amount of "Total Net Worth" as reported on the balance sheet minus differential on valuation of securities

Taiyo Fire & Marine Insurance Co., Ltd.

(In millions of yen)

Items	Current consolidated FY (As of March 31,2003)	Previous consolidated FY (As of March 31,2002)
Gross Amount of Solvency Margin (A)	-	11,282
Total net worth (excluding expected funds ouflows, deferred asset and differential on valuation of securities)	-	6,636
Provision for price fluctuations	-	41
Contingency reserve	-	5,670
General reserve for possible loan losses	-	16
Differential on valuation of other marketable securities (before applying tax effect accounting)	-	-1,490
Gains or losses on valuation of land	-	-26
Means of raising liability capital, etc.	-	-
Deductions	-	-
Other	-	433
Aggregate risks $\sqrt{(R_1{}^2 + (R_2 + R_3)^2)} + R_4 + R_4$ (B)	-	3,919
Amount equivalent to insurance risks R_1	-	680
Amount equivalent to assumed interest rate risks R_2	-	54
Amount equivalent to investment risks R_3	-	1,566
Amount equivalent to management administration risks R_4	-	87
Amount equivalent to target accidents R_5	-	2,074
Solvency Margin Ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	- %	575.7 %

Note: 1. The foregoing is calculated on the basis of the provisions of Articles 86, 87, 161, 162 and 190 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. Taiyo Fire & Marine Insurance Co., Ltd. was merged with NIPPONKOA Insurance Co., Ltd. on April 1, 2002. The surviving company is NIPPONKOA Insurance Co., Ltd., so Taiyo Fire & Marine Insurance Co., Ltd. was excluded from "subsidiaries" from the current FY.

12. Examples of Dividends to Policyholders Based on Book-Closing for FY 2002 (Non-consolidated)

The following are examples of dividends to policyholders estimated based on book-closing for FY 2002:

Example 1: Whole-life insurance with term rider (Type 10):
Age at contract: 30, termination of insurance premium payment: 60, male, annual payment
Death benefit: 30 million yen (while insurance premiums are paid),
3 million yen (after insurance premium payment is terminated)

FY of contract	Elapsed years	Policies in force	Mortality insurance
FY 2000	3 years	(191,964 yen) 6,090 yen	30,005,310 yen
FY 1999	4 years	(191,964 yen) 5,310 yen	30,009,030 yen
FY 1998	5 years	(178,980 yen) 7,380 yen	30,005,940 yen
FY 1997	6 years	(178,980 yen) 5,940 yen	30,004,470 yen
FY 1996	7 years	(178,980 yen) 4,470 yen	30,003,270 yen

Note: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

Example 2. Whole-life insurance with term rider (Type 10):
Age at contract: 30, termination of insurance premium payment: 60, male, annual payment
Death benefit: 50 million yen (while insurance premiums are paid),
5 million yen (after insurance premium payment is terminated)

FY of contract	Elapsed years	Policies in force	Mortality insurance
FY 2000	3 years	(319,940 yen) 10,150 yen	50,008,850 yen
FY 1999	4 years	(319,940 yen) 8,850 yen	50,021,050 yen
FY 1998	5 years	(298,300 yen) 18,300 yen	50,015,900 yen
FY 1997	6 years	(298,300 yen) 15,900 yen	50,013,450 yen
FY 1996	7 years	(298,300 yen) 13,450 yen	50,011,450 yen

Note: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

Example 3. Whole-life insurance with term rider (Type 3):

Age at contract: 30, termination of insurance premium payment: 60, male, annual payment
Death benefit: 30 million yen (while insurance premiums are paid), 10 million yen (after insurance premium payment is terminated)

FY of contract	Elapsed years	Policies in force	Mortality insurance
FY 2000	3 years	(320,680 yen) 5,600 yen	30,004,400 yen
FY 1999	4 years	(320,680 yen) 4,400 yen	30,008,950 yen
FY 1998	5 years	(281,810 yen) 4,850 yen	30,002,150 yen
FY 1997	6 years	(281,810 yen) 2,150 yen	30,000,000 yen
FY 1996	7 years	(281,810 yen) 0 yen	30,000,000 yen

Note: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

Example 4. Endowment insurance:

Age at contract: 30, termination of insurance premium payment: 60, male, annual payment, insurance money: 1 million yen

FY of contract	Elapsed years	Policies in force	Maturity & mortality insurance
FY 1998	5 years	(27,323 yen) 0 yen	(Death) 1,000,000 yen
FY 1993	10 years	(21,168 yen) 0 yen	(Death) 1,000,000 yen
FY 1988	15 years	(19,980 yen) 0 yen	(Death) 1,000,000 yen
FY 1983	20 years	(21,670 yen) 0 yen	(Death) 1,000,000 yen
FY 1978	25 years	(22,900 yen) 0 yen	(Death) 1,020,500 yen
FY 1973	30 years	(26,100 yen) - yen	(Maturity) 1,092,000 yen

Note: 1. "Maturity & mortality insurance" indicates the amount to be paid at maturity or death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

The dividends above should be the total of a, b, c and d for each policy:

a. Amount at risk multiplied by the mortality profit dividend rate according to the age and sex of the insured and classification indicated in the expected mortality table.
b. Insurance money multiplied by the following expense savings rate:

Matured endowment (death benefit out of the whole-life insurance for the whole-life insurance with term rider)

Per 1 million yen:

On and after April 1, 1964: Policies contracted on or before April 1, 1981:	1,900 yen
On and after April 2, 1981: Policies contracted on or before April 1, 1985	1,250 yen
On and after April 2, 1985: Policies contracted on or before April 1, 1990	850 yen
On and after April 2, 1985: Policies contracted on or before April 1, 1993	500 yen
On and after April 2, 1985: Policies contracted on or before April 1, 1999	300 yen
Policies contracted on or after April 2, 1999:	150 yen

For the whole-life insurance with term rider, the following amount is added per 1 million yen of the insurance money in the term rider:

On and after October 2, 1987: Policies contracted on or before April 1, 1990	850 yen
On and after April 2, 1990: Policies contracted on or before April 1, 1993	500 yen
On and after April 2, 1993: Policies contracted on or before April 1, 1995	300 yen
On and after April 2, 1995: Policies contracted on or before April 1, 1999	150 yen
Policies contracted on or after April 2, 1999:	100 yen

At the 1st dividend, this addition is zero, and at and after the 4th dividend for policies with the insurance money of more than 20 million yen, the addition of 450 yen is paid per 1 million yen of the excess of 20 million yen. In addition, for the major policies of the whole-life insurance with term rider and the endowment insurance, at and after the 4th dividend, the addition of 250 yen is paid per 1 million yen of the portion of the insurance money of more than 5 million yen and 20 million or less.

c. When a casualty and/or sickness rider is attached, the amount based on the type of the rider.
d. Policy reserve multiplied by the yield dividend rate according to the following promised yield on policies:

Promised yield on policies:	2% policy	-0.35%
Promised yield on policies:	2.75% policy	-1.30%
Promised yield on policies:	3.75% policy	-2.30%
Promised yield on policies:	4% policy	-2.55%
Promised yield on policies:	4.75% policy	-3.50%
Promised yield on policies:	5% policy	-3.75%
Promised yield on policies:	5.5% policy	-4.25%

If the total of a, b, c and d is negative, the total is made zero.

In addition to the above, the following amount is added for policies that lapse due to maturity or deaths after specified years have passed:

* Policy reserve (policy reserve for the portion of the whole life insurance in the case of the whole life insurance with term rider) multiplied by the following lapse-dividend rate:

Policies with the promised yield on policies for policies of 4% or less

* Lapse dividend rate (maturity/death) .... 2.0% (27 years) to 14.0% (32 years)
* Lapse dividend rate (surrender) .... 2.0% (29 years) to 9.2% (32 years)

Policies with the promised yield on policies for policies of 4% or more

* Lapse dividend rate (maturity/death) .... 2.0% (28 years) to 11.6% (32 years)
* Lapse dividend rate (surrender) .... 2.0% (30 years) to 6.8% (32 years)

For the whole life insurance with term rider, the portion of the term rider (annual) multiplied by the following lapse-dividend rate:

* Lapse dividend rate .... 16.0% (12 years) to 361.6% (30 years)

[Reference Data]

Projection of Business Performance for Fiscal Year ending March 2004

The following describes a summary of expected figures of business projection throughout the year (ordinary profits/losses, ordinary income, current year's net earnings) and indices for insurance-related operation.

(Consolidated)

	Projection of Performance (rate of change from actual figures in FY ending March 2003	
Ordinary profits/losses	(MY)	1,189,000 (15.2% down)
Ordinary income	(MY)	23,900 (13.5% up)
Current year's net earnings	(MY)	3,700 (133.6% up)

(Non-consolidate)

	Projection of Performance (rate of change from actual figures in FY ending March 2003	
Ordinary profits/losses	(MY)	1,172,000 (15.4% down)
Revenues from insurance premium	(MY)	860,500 (3.1% down)
Ordinary income	(MY)	26,000 (12.8% up)
Base profit	(MY)	29,400 (2.3% up)
Current year's net earnings	(MY)	6,400 (32.6% up)
Unappropriated earnings for current term	(MY)	32,900 (-)
Dividend per share	(Y)	1,500 (-)
Amount of new policies	(MY)	3,075,800 (41.4% up)
Amount of policy in force	(MY)	16,590,800 (8.7% up)
Amount of surrender and lapse		1,210,600 (8.2% down)
Ratio of surrender and lapse	(MY)	7.93%
Amount of negative spread	(MY)	38,600 (11.2% down)
Average assumed investment yield	(MY)	2.94%
Total assets	(MY)	6,437,200 (1.4% down)

* Amount of new policies, surrender and lapse, and insurance policy in force consist of individual insurance and individual annuity.
* Amount of new policies includes net increase for conversion.
* Unappropriated earnings for current term has no reference to previous year according to change in assets items by organization change as of April 1, 2003.

EXHIBIT 4

Press release dated May 22, 2003, regarding Main Points of Financial Closing for Fiscal Year 2002

(English Translation)

May 22, 2003
Taiyo Life Insurance Company

Main Points of Financial Closing for FY 2002

Indices of Major Business

○ **Amount of New Policies (individual insurance/individual annuity)** was almost the same at 99.4% of previous year where individual insurance increased at 102.1% of previous year and individual annuity decreased at 60.2% of previous year.

○ **Amount of Surrender and Lapse (individual insurance/individual annuity)** increased at 109.0% of previous year. Ratio of surrender and lapse was 8.66%, increased from previous year (7.97% in previous year), and volume of surrender and lapse decreased at 90.6% as compared to previous year.

○ **Amount of Policies in Force (individual insurance/individual annuity)** increased at 102.8% of previous year for individual insurance and decreased at 95.1% of previous year for individual annuity. This was attributed to an attempt to focus on products with coverage.
Consequently, both individual insurance and individual annuity led to a slight increase at 100.2% of previous year.

○ **Total Assets** decreased by 305.9 billion yen to 6,528 billion yen (at 95.5% of previous year). This is attributed to high level of matured insurance sold in the past years.
Adjusted Net Assets decreased by 114.3 billion yen to 341.2 billion yen.

○ **Income from Insurance Premium** decreased at 87.1% of previous year owing of decrease of group insurance and group annuity insurance.

○ **Ordinary Income** reached at 23 billon yen, an increase of 4.8 billion yen at 126.9% of previous year. This was attributed to reduction of assumed interest incidence and increase of profit from insurance-related operation.
Surplus (profit) for Current Term decreased at 42.5% of previous year to 4,800 million yen. (Refer to "Important Notes to Financial Statements of Current Fiscal year" below.
Extraordinary profit of 52.7 billion yen for reversal of price fluctuations reserve and extraordinary loss on 57.6 billion yen of impairment loss of trust securities were appropriated.

○ **Base Profit** increased substantially at 207.1% of previous year to 28.7 billion yen.
This was attributed to reduction of assumed interest incidence and increase of profit from insurance-related operation.

○ **Amount of Negative Spread** decreased by 22.8 billion yen from previous year to currently 43.4 billion yen. This was attributable to reduction of average assumed investement yield on whole policies. (3.17% from 3.62%)

○ **Solvency Margin Ratio** showed 681.5% due to declined stock prices but was maintained at substantial level.

Indices of Majro Business (hundred million yen)

	End of FY 2002	End of FY 2001
Amount of New Policies	21,754	21,881
Individual Insurance	20,910	20,479
Individual Annuity	844	1,401
Amount of Surrender and Lapse	13,188	12,096
Individual Insurance	10,987	9,000
Individual Annuity	2,201	3,096
Amount of Policies in Force	152,686	152,329
Individual Insurance	105,002	102,173
Individual Annuity	47,684	50,155
Total Assets	65,280	68,340
Income from Insurnace Premium	8,879	10,190
Base Profit	287	138
Solvency Margin Ratio	681.5%	767.0%

Status of Unrealized Profit/Loss on Securities/Lan (hundred million yen)

	End of FY 2002	End of FY 2001
Securities	357	523
Bonds included	890	557
Stocks included	-629	34
Foreign securities included	118	-46
Lands	-58	-0

* Include securities without market value

Status of Risk Monitored Loans (hundred million yen)

	End of FY 2002	End of FY 2001
Credits to bankrupt debtors	3	0
Deliquent credits	14	19
Credits delinquent for 3 month or more	57	65
Longer and Relaxed Credits	37	57
① Risk-managed credits	111	142
② Total of bad debts allowance, coverage from collateral	118	164
Coverage ratio (②/①)	106.2%	115.1%

② : Amount expected to recovered from allowance of general bad debts and individual bad debts, and coverage such as collateral and/or guarantees.

Status of Unrealized Profits/Losses on Securities

○ **Unrealized Profits/Losses on Securities** 35.7 billion yen
Unrealized profit/loss on stock -62.9 billion yen
Unrealized profit/loss on public bond 89.0 billion yen
(prices of domestic and foreign stocks and exchange rates were average rates in March 2003.)

○ **Nikkei Average that makes unrealized profit to ze** 9,680 yen
TOPIX that makes unrealized profit to zero: 957 point

Business Perspective for FY 2003 (hundred million yen)

	FY 2003(estimate)	FY 2002(actual)
Ordinary profit/loss	11,720	13,852
Ordinary income	260	230
Base Profit included	294	287
Current year's net earnings	64	48
Dividend per share (yen)	1,500	-

Important Notes to Financial Statements of Current Fiscal Year

○ Balance Sheet and Income Statement were created by mutual company method, and Appropriation of Profit was created by limited company method. "Unappropriated Retained Earnings" in Balance Sheet and Income Statement is indicated as "Unappropriated Income" in Appropiration of Profit.

○ An extraordinary loss of 11.2 billion yen of "amount appropriated for dividend reserve to policy holders" was booked for dividend to pay to policy holders, instead of amount to be reserved for dividend to employees when appropriating retained earnings as and by mutual company.

EXHIBIT 5

Press release dated May 22, 2003, regarding Account Settlement for Fiscal Year 2002

(English Translation)

May 22, 2003
Taiyo Life Insurance Company

[Press Statement on Account Settlement for Fiscal Year 2002]

(1) Status of contracts

		As of End of FY 2001	As of End of 1H, FY 2002	As of End of FY 2002
Amount of new policies	(MY)	2,188,155 (13.3% up)	1,050,809 (2.2% down)	2,175,488 (0.6% down)
Amount of policies in force	(MY)	15,232,917 (0.4% up)	15,173,403 (0.3% up)	15,268,605 (0.2% up)
Amount of surrender or lapsed policies	(MY)	1,209,680 (0.7% up)	642,396 (6.1% up)	1,318,853 (9.0% up)
Ratio of surrender and lapse	(%)	7.97	4.22	8.66
Income from insurance premium	(MY)	1,019,041 (7.1% down)	464,374 (8.3% down)	887,942 12.9% down)

* Individual insurance + individual annuity
* Surrender & lapse are calculated without offsetting recovered policies after lapse.
* ( ) indicates YoY change rate.
* Income from insurance premium are based on Income Statement.

(2) Status of asserts, etc.

		As of End of FY 2001	As of End of 1H, FY 2002	As of End of FY 2002
Total assets	(MY)	6,834,028 (6.0% down)	6,706,709 (4.6% down)	6,528,068 (4.5% down)
Adjusted net assets	(MY)	455,632 32.8% down)	473,291 (7.9% down)	341,261 25.1% down)
Solvency margin ratio	(%)	767.0	783.1	681.5

* ( ) indicates YoY change rate.

(3) Base profit/amount of negative spread

		As of End of FY 2001	As of End of FY 2002	As of End of FY 2003 (forecast)
Base profit	(MY)	13,875 (0.5% down)	28,734 (107.1% up)	29,400 (2.3% up)
Amount of negative spread	(MY)	66,274 14,040down)	43,450 (22,823down)	38,600 (4,850down)
Yield of the management return in the base profit (Note)	(%)	2.56	2.45	2.28
Yield of the management return (general account)	(%)	2.48	1.31	
Average assumed investment yield	(%)	3.62	3.17	2.94

* ( ) indicates YoY change rate. Figures in "Amount of negative spread" indicates YoY change)

(4) Reserves

		As of End of FY 2001	As of End of 1H, FY 2002	As of End of FY 2002
Policy reserve	(MY)	6,305,137 (234,486down)	6,175,843 (184,777down)	6,079,898 (225,239down)
General accounts included	(MY)	6,235,883 (220,131down)	6,118,091 (175,198down)	6,030,905 (204,978down)
Separate accounts included	(MY)	69,253 (14,354down)	57,751 (9,579down)	48,992 (20,260down)
Reserve for price fluctuations	(MY)	54,911 (6,929up)	55,996 (6,896up)	2,132 (52,779down)
Reserve for contingency	(MY)	53,710 (52,638down)	54,080 (53,031down)	54,348 (637up)
"Reserve for contingency I" included	(MY)	41,640 (1,846up)	42,010 (1,453up)	42,277 (637up)
"Reserve for contingency II" included	(MY)	12,070 (54,484down)	12,070 (54,484down)	12,070 (—)
Accumulated fund for contingency	(MY)	-	-	-
Accumulated fund for price fluctuations	(MY)	-	-	-

* ( ) indicates YoY change.
* "Policy reserve" does not include Reserve for contingency.

(5) Latent profits/losses

		As of End of FY 2001	As of End of 1H, FY 2002	As of End of FY 2002
Securities	(MY)	52,312	31,491	35,778 16,534down)
Domestic shares included	(MY)	3,421	-57,337	-62,919 66,341down)

* The average value during the last month of each FY is used for market price of domestic & foreign shares, and currency exchange of foreign-currency-denominated assets.

* ( ) indicates YoY change.

* Latent profits/losses include profits/losses on valuation of Other securities (with any market price) in addition to profits/losses on valuation of bonds held to maturity

(6) Asset impairment

		As of End of FY 2001	As of End of 1H, FY 2002	As of End of FY 2002
Securities	(MY)	1,751	7,347	82,595 (4,615.3% up)
Domestic shares included	(MY)	1,630	6,180	80,320 (4,826.5% up)
Major issues impaired		The Company withholds replies about individual issues.		
Criteria for asset impairment (decline rates, debtors' categories, etc.)		(1) Securities with the market price * Declining 50% or more of the acquisition costs. * Declining from 30% to less than 50%, and as a result of determination of the possibility of recovery, come-back close to the acquisition is unlikely. (2) Securities without any market price a. Shares The real value (net assets per share x number of shares held) has reduced 50% or more due to worse financial conditions of the issuer, and no satisfactory evidence of likeliness of recovery. b. Bonds Class IV according to self-appraisal.		

* ( ) indicates YoY change rate.

(7) Performance and plan of asset management

		FY 2002 (Actual)	FY 2003 (Planned)
Domestic shares	(MY)	-124,007	Flat
Domestic bonds	(MY)	-122,273	Slightly decrease
Foreign shares	(MY)	-15,913	Flat
Foreign bonds	(MY)	103,859	Increase
Real estate	(MY)	2,109	Flat

(8) Level of the share price at which the latent profit/loss on shares becomes zero (as of the end of FY 2002)

Nikkei Stock Average	(yen)	approx.	9,680 yen
TOPIX	(point)	approx.	957 point

(9) Performance forecasts for FY 2003

		Forecasts for FY 2003
Ordinary revenue	(MY)	1,172,000 (15.4% down)
Income from insurance premiums	(MY)	860,500 (3.1% down)
Base profits	(MY)	29,400 (2.3% up)
Ordinary loss	(MY)	26,000 (12.8% up)
Net income	(MY)	6,400 (32.6% up)
Un-appropriated income	(MY)	32,900 (—)
Amount of new policies	(MY)	3,075,800 (41.4% up)
Amount of surrender or lapsed policies	(MY)	1,210,600 (8.2% down)
Ratio of surrender and lapse	%	7.93
Amount of policies in force	(MY)	16,590,800 (8.7% up)
Total assets	(MY)	6,437,200 (1.4% down)

* The amount of new policies and surrender or lapsed policies, the ratio of surrender and lapse, and the amount of policies in force are calculated for individual insurance and individual annuity.

* The amount of new policies includes the net increase from transfer.

*Since Shareholders' equity was changed following reorganization made as of April 1, 2003, Un-appropriated net income is not compared with that for the previous fiscal year.

(10) Cross-holdings of shares with banks

i Contributions from banks

		Total amount
Contributions to the fund	(MY)	—
Subordinated loans and others	(MY)	80,000

* In accordance with the provision of Article 88 of the Insurance Business Law, the whole amount of the fund was written off following the reorganization from a mutual company to a joint stock company.

ii Contributions to banks

		Total amount
Bank shares held (marked to market)	(MY)	55,296
Preferred stock (invesfed in SPC overseas)	(MY)	90,000
Preferred equity securities (invesfed in SPC overseas)	(MY)	—
Subordinated loans and others	(MY)	350,581

* The market price is the same as indicated on the Balance Sheet.

* Subordinated loans and others as contribution to banks include subordinated loans, subordinated bonds and preference investment securities (except investments in overseas affiliated companies of banks and their groups).

(11) Number of staff

		As of End of FY 2001	As of End of 1H, FY 2002	As of End of FY 2002
Sales staff members	(person)	8,948 (3.6% down)	8,832 (2.2% down)	8,809 (1.6% down)
Back-office staff members	(person)	2,825 (1.2% down)	3,012 (3.0% up)	2,909 (2.9% up)

* ( ) indicates YoY change rate.

(12)

i) Future restructuring

In line with improving efficiency through review of business processes and reduction of staff members through promotion of computerization of paperwork, the Company is restricting personnel expenses through cutting of back office staff, and shift from full-time employees to part-time workers.

ii) Future measures for reinforcing total equity, our vies on cross-holding of shares with banks in particular

Currently, we have no specific idea about reinforcing total equity. As for relationships with banks, the Company intends to decrease the ratio of investments in financial institutions to reduce investment risks.

iii) Our opinion about the issue of lowering the promised yield on policies (Is a system itsself necessary, measures if legislated and reasons for taking the measures)

The contents of amendment to Insurance Business Law are not quite clear. If the system that is currently under examination should make use of protecting policyholders' benefits upon bankruptcy settlement by Special Arrangement Law, the system can then be accepted with favor.

In the case of our Company, policies with the high promised yield on policies are maturing, and the burden of the negative spread is becoming lighter year by year, so there is no problem in soundness. The Company has no intention to reduce the promised yield on policies because the reduction will cause the burden on policyholders and may deteriorate in our Company.

(13) Interest payment to the fund

	(MY)	As of End of FY 2001	As of End of FY 2002
Interest payment to the fund	(MY)	531	343

* In accordance with the provision of Article 88 of the Insurance Business Law, the whole amount of the fund was written off following the reorganization from a mutual company to a joint stock company

*"Payments to the fund" indicates the amount paid in July 2002 for End of FY 2001, and that paid in March 2003 for End of FY 2002.

(14) Sales over the counter of banks (Oct. 2002 - end of March 2003)

Variable policies	The Company is not engaged in sales over the counter of banks, but T&D Financial, a member of the T&D Insurance Group, deals with this type of trade.
Fixed amount insurance	

EXHIBIT 6

Statutory public notice dated May 22, 2003, setting forth a summary of the financial statements for fiscal year 2002

(English Translation)

TAIYO-LIFE 03 JUL 15 AM 7:21

May 22, 2003
President and CEO
Masahiro Yoshiike
Taiyo Life Insurance Company
11-2 Nihonbashi, 2-chome
Chuo-ku
Tokyo
(Code No.: 8796)

Business Results for FY 2002 ended March 31, 2003

Taiyo Life Insurance Company (President: Masahiro Yoshiike) will place its business results for FY 2002 (from April 1, 2002 to March 31, 2003) on the agenda of its forthcoming first Regular General Meeting of Shareholders to be held on June 26, 2003.
A summary of the results are set forth below.

TABLE OF CONTENTS

PAGE

(Continued)

1. Indices Indicating Status of Major Business (Non-consolidated)

(1) Volume & Amount of Insurance Policies in Force

(thousands of policies, hundred million yen, %)

Category	As of the end of FY 2002				As of the end of FY 2001			
	No. of policies		Amount		No. of policies		Amount	
		Year-on-year %		Year-on-year %		Year-on-year %		Year-on-year %
Individual insurance	4,197	90.0	105,002	102.8	4,664	87.1	102,173	102.6
Individual annuity insurance	1,577	96.1	47,684	95.1	1,641	96.5	50,155	96.2
Sub-total	5,774	91.6	152,686	100.2	6,306	89.4	152,329	100.4
Group insurance	-	-	109,799	99.6	-	-	110,227	106.2
Group annuity insurance	-	-	8,015	98.6	-	-	8,132	103.1

Notes 1.: The amount of individual annuity insurance represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.

2. The amount of group annuity insurance represents that of policy reserves.

(2) Volume & Amount of New Policies

(thousands of policies, hundred million yen, %)

Category	FY 2002					
	No. of policies		Amount			
		Year-on-year %		Year-on-year %	New policies	Net increase by way of policy conversions
Individual insurance	383	84.7	20,910	102.1	20,910	-
Individual annuity insurance	31	57.4	844	60.2	844	-
Sub-total	415	81.7	21,754	99.4	21,754	-
Group insurance	-	-	1,067	38.8	1,067	
Group annuity insurance	-	-	0	248.0	0	

Category	FY 2001					
	No. of policies		Amount			
		Year-on-year %		Year-on-year %	New policies	Net increase by way of policy conversions
Individual insurance	453	113.8	20,479	140.4	20,479	-
Individual annuity insurance	54	34.0	1,401	29.6	1,401	-
Sub-total	507	90.8	21,881	113.3	21,881	-
Group insurance	-	-	2,750	353.6	2,750	
Group annuity insurance	-	-	0	67.2		

Notes 1.: Policy conversions were discontinued in Fiscal 1999.

2. The amount of individual annuity insurance represents the source funds for the pay-outs of annuities as of the commencement of such pay-outs.
3. The amount of new policies of group annuity insurance is premiums paid first.

(3) Key Income Items

(hundred million yen, %)

	FY 2002	Year-on-year %	FY 2001	Year-on-year %
Premium and other income	8,879	87.1	10,190	92.9
Premium income	8,877	87.1	10,189	92.9
Investment income	2,293	93.8	2,444	92.0
Insurance and other payouts	11,383	83.2	13,683	120.3
Investment expense	936	117.4	797	84.4
Ordinary profit	230	126.9	181	87.2
Extra-ordinary profit	552	4,579.4	12	7.8
Extra-ordinary losses	697	758.7	91	38.6
Transfer to reserve for dividend	112	—	—	—
Net surplus/profit/balance	48	42.5	113	262.1

Notes: 1. The Net surplus/profit for FY 2002 is the amount after deducting the reserve for policyholder dividend transfer
2. Refer to Note 9 to Item 18 of the Balance Sheet for further information on the reserve for policyholder dividend (transfer amount).

(4) Proposed Distribution of Profits

(hundred million yen)

	FY 2002
Transfer to reserve for policyholder dividend	112
Unappropriated income	606
Appropriated income	350
Profit carried over to next fiscal year	255

Reference

(hundred million yen, %)

	FY 2001	Year-on-year %
Distributed profit	367	97.4
Transfer to reserve for employee dividends	108	97.8
Net surplus	5	30.4
Profit carried over to next fiscal year	253	100.0

Notes:
1. For FY 2002 distributed profit was recognized as that of a joint stock company, Refer to 8. Proposed Distribution of Profits for further details.
In addition, as this breakdown differs from that of the distribution of profits for FY 2001 and earlier, it has not been included in the above table.
2. Undistributed profit is the amount after deducting the expense of transferring funds to the reserve for policyholder dividends.

(5) Total Assets

(hundred million yen, %)

	FY 2002	Year-on-year %	FY 2001	Year-on-year %
Total Assets	65,280	95.5	68,340	94.0
(Increase in assets)	-3,059	--	-4,323	--

2. Amount of Policies in Force by Coverage Function as of the end of FY 2002

(thousands of policies, hundred million yen)

Item		Individual insurance		Individual annuity insurance		Group insurance		Total	
		No. of policies	Amount	No. of policies	Amount	No. of policies	Amount	No. of policies	Amount
Death coverage	Ordinary death	937	72,885	-	-	27,345	109,771	28,282	182,657
	Accidental death	5,564	84,200	-	-	935	6,954	6,499	91,155
	Death due to other causes	60	308	-	-	16	58	77	366
Living coverage		3,213	30,506	1,577	47,684	2	28	4,793	78,219
Hospitalization coverage	Accident hospitalization	2,845	104	86	3	395	2	3,328	110
	Illness hospitalization	2,835	103	86	3	-	-	2,922	107
	Hospitalization due to other causes	1,787	67	-	-	16	0	1,804	67
Disability coverage		1,618	-	-	-	844	-	2,462	-
Operation coverage		2,889	-	86	-	-	-	2,976	-
Others		45	1,609	-	-	-	-	45	1,609

(thousands of policies, hundred million yen)

Item	Group annuity insurance		Asset accumulation insurance/ Asset accumulation annuity insurance		Total	
	No. of policies	Amount	No. of policies	Amount	No. of policies	Amoun t
Living coverage	9,052	8,015	1	39	9,054	8,055

(thousands of policies, million yen)

Item	Healthcare insurance	
	No. of policies	Amount
Hospitalization coverage	161	145

(In thousands of policies, million yen)

Item	Individual disability insurance	
	No. of policies	Amount
Individual disability coverage	33	4

Notes:
1. The number of policies of group insurance, group annuity insurance, asset accumulation insurance, asset accumulation annuity insurance, healthcare insurance (group-type) and individual disability insurance is the number of insured persons.
2. The amount in "Living coverage" represents the total of the annuity resource at the start of annuity payment for contracts before the start of annuity payment and the policy reserve for contracts concluded after the start of annuity payment in the case of individual annuity insurance, group insurance (annuity rider) and asset accumulation annuity insurance (except accumulation insurance for asset accumulation annuity), and represents the policy reserve in the case of group annuity insurance, asset accumulation insurance and accumulation insurance for asset accumulation annuity.
3. The amount in "Hospitalization coverage" is the daily benefit for hospitalization.
4. The number and the amount in "Others" indicate the number of policies of life-time nursing care insurance and the amount of the basic benefit respectively.
5. "Hospitalization coverage" of medical-care insurance indicates the value concerning illness hospitalization.
6. The amount of individual disability insurance is the amount of individual disability benefits (monthly).

3. Examples of Dividends to Policyholders Based on Book-Closing for FY 2002 (Non-consolidated)

The following are examples of dividends to policyholders estimated based on book-closing for FY 2002:

Example 1. Whole-life insurance with term rider (Type 10):
Age at contact: 30, termination of insurance premium payment: 60, male, annual payment
Death benefit: 30 million yen (while insurance premiums are paid), 3 million yen (after insurance premium payment is terminated)

FY of contract	Elapsed years	Policies in force	Mortality insurance
FY 2000	3 years	(191,964 yen) 6,090 yen	30,005,310 yen
FY 1999	4 years	(191,964 yen) 5,310 yen	30,009,030 yen
FY 1998	5 years	(178,980 yen) 7,380 yen	30,005,940 yen
FY 1997	6 years	(178,980 yen) 5,940 yen	30,004,470 yen
FY 1996	7 years	(178,980 yen) 4,470 yen	30,003,270 yen

Notes: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance]money + dividends).
2. The parenthesized figures are the insurance premium.

Example 2. Whole-life insurance with term rider (Type 10):
Age at contact: 30, termination of insurance premium payment: 60, male, annual payment
Death benefit: 50 million yen (while insurance premiums are paid),
5 million yen (after insurance premium payment is terminated)

FY of contract	Elapsed years	Policies in force	Mortality insurance
FY 2000	3 years	(319,940 yen) 10,150 yen	50,008,850 yen
FY 1999	4 years	(319,940 yen) 8,850 yen	50,021,050 yen
FY 1998	5 years	(298,300 yen) 18,300 yen	50,015,900 yen
FY 1997	6 years	(298,300 yen) 15,900 yen	50,013,450 yen
FY 1996	7 years	(298,300 yen) 13,450 yen	50,011,450 yen

Notes: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

Example 3. Whole-life insurance with term rider (Type 3):

Age at contract: 30, termination of insurance premium payment: 60, male, annual payment
Death benefit: 30 million yen (while insurance premiums are paid), 10 million yen (after insurance premium payment is terminated)

FY of contract	Elapsed years	Policies in force	Mortality insurance
FY 2000	3 years	(320,680 yen) 5,600 yen	30,004,400 yen
FY 1999	4 years	(320,680 yen) 4,400 yen	30,008950 yen
FY 1998	5 years	(28,810 yen) 4,850 yen	30,002,150 yen
FY 1997	6 years	(281,810 yen) 2,150 yen	30,000,000 yen
FY 1996	7 years	(281,810 yen) 0 yen	30,000,000 yen

Notes: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

Example 4. Endowment insurance:

Age contract: 30, termination of insurance premium payment: 60, male, annual payment, insurance money: 1 million yen.

FY of contract	Elapsed years	Policies in force	Maturity & mortality insurance
FY 1998	5 years	(27,323 yen) 0 yen	(Death) 1,000,000 yen
FY 1993	10 years	(21,168 yen) 0 yen	(Death) 1,000,000 yen
FY 1988	15 years	(19,980 yen) 0 yen	(Death) 1,000,000 yen
FY 1983	20 years	(21,670 yen) 0 yen	(Death) 1,000,000 yen
FY 1978	25 years	(22,900 yen) 0 yen	(Death) 1,000,000 yen
FY 1973	30 years	(26,100 yen) - yen	(Maturity) 1,092,000 yen

Notes: 1. "Mortality insurance" indicates the amount to be paid at death after the contract corresponding day (insurance money + dividends).
2. The parenthesized figures are the insurance premium.

The dividends above should be total of a, b, c and d for each policy:

a: Amount at risk multiplied by the mortality profit dividend rate according to the age and sex of the insured and classification indicated in the expected mortality table.

b: Insurance money multiplied by the following expense savings rate:
Matured endowment (death out of the whole-life insurance for the whole-life insurance with term rider)

Per 1 million yen:

On and after April 1, 1964:	1,900 yen
Policies contracted on or before April 1, 1981:	
On and after April 2, 1981:	1,250 yen
Policies contracted on or before April 1, 1985:	
On and after April 2, 1985:	850 yen
Policies contracted on or before April 1, 1990:	
On and after April 2, 1990:	500 yen
Policies contracted on or before April 1, 1993:	
On and after April 2, 1993:	300 yen
Policies contracted on or before April 1, 1999:	
Policies contracted on or after April 2, 1999:	150 yen

For the whole-life insurance with term rider, the following amount is added per 1 million yen of the insurance money in the term rider:

On and after April 2, 1987:	850 yen
Policies contracted on or before April 1, 1990:	
On and after April 2, 1990:	500 yen
Policies contracted on or before April 1, 1993:	
On and after April 2, 1993:	300 yen
Policies contracted on or before April 1, 1995:	
On and after April 2, 1995:	150 yen
Policies contracted on or before April 1, 1999:	
On and after April 2, 1999:	100 yen

At the 1st dividend, this addition is zero, and at and after the 4th dividend for policies with the insurance money of more than 20 million yen, the addition of 450 yen is paid per 1 million yen of the excess of 20 million yen. In addition, for the major policies of the whole-life insurance with term rider and the endowment insurance, at and after the 4th dividend, the addition of 250 yen is paid per 1 million yen of the portion of the insurance money of more than 5 million yen and 20 million or less.

c. When a casualty and/or sickness rider is attached, the amount based on the type of the rider.

d. Policy reserve multiplied by the yield dividend rate according to the following promised yield on policies:

Promised yield on policies:	2% policy	-0.35%
Promised yield on policies:	2.75% policy	-1.30%
Promised yield on policies:	3.75% policy	-2.30%
Promised yield on policies:	4% policy	-2.55%
Promised yield on policies:	4.75% policy	-3.50%
Promised yield on policies:	5% policy	-3.75%
Promised yield on policies:	5.5% policy	-4.25%

If the total of a, b, c and d is negative, the total is made zero.

In addition to the above, the following amount is added for policies that lapse due to maturity or deaths after specified years have passed:

*Policy reserve (policy reserve for the portion of the whole life insurance in the case of the whole life insurance with term rider) multiplied by the following lapse-dividend rate:
Policies with the promised yield on policies for policies of 4% or less

*Lapse dividend rate (maturity/death) ....2.0% (27 years) to 14.0% (32 years)
*Lapse dividend rate (surrender) ....2.0% (29 years) to 9.2% (32 years)
Policies with the promised yield on policies for policies of 4% or more

*Lapse dividend rate (maturity/death) ....2.0% (28 years) to 11.6% (32 years)
*Lapse dividend rate (surrender) ....2.0% (30 years) to 6.8% (32 years)
For the whole life insurance with term rider, the portion of the term rider (annual) multiplied by the following lapse-dividend rate:
*Lapse dividend rate ....16.0% (12 years) to 361.6% (30 years)

4. Status of Investments of General Account Assets for FY 2002 (Non-consolidated)

(1) Investment of Assets for FY 2002

(i) Investment Environment

The Japanese economy during FY 2002 experienced an increase in exports thanks to recovery of the U.S. economy, and this increase in turn stimulated domestic production, and business conditions followed a moderate recovery trajectory. In the second half of the year, however, the uncertainties surrounding the future course of the U.S. economy have become stronger partly due to a geopolitical factor such as the Iraq war. Also in Japan, prospects for the economy has also grown less certain because new unfavorable factors such as a sharp fall in the stock market attacked the economy., while there was a gain a major focus on the issues of non-performing loans that had prevented the economy from taking its natural recovery course.

The Nikkei Average rose early in this fiscal year in line with market anticipations of a V-shaped recovery of the corporate performance production because declines in business results and inventory correction ran their course during the last fiscal year. Late, however, the market again became concerned about structural negative issue of non-performing loans and deflation, and this pessimistic view was reinforced by growing tension in international conditions related to Iraq and North Korea. Thus, the stock market remained soft. At the end of this fiscal year, capital raising by large banks further worsened the supply-demand balance in the stock market, which had already been deteriorated by unraveling of cross shareholding and give-up of asset management by private-sector pension funds substituting the national government. As a result, the fall in stock prices was accelerated, and led to Nikkei Average's of below 8,000 yen, the lowest in 21 years as the price as of the end of March.
(The Nikkei Average was 11, 024 yen as of the end of FY 2001 v 7,972 yen at the end of FY 2002.)

The New York Dow Jones Industrial Average turned on the downward trend affected by loss of confidence in corporate management following the suspicious accounting revelation in June among major businesses in addition to fears about the economy. The Index had risen once thanks to managers' manifestos on financial statements, a decline in official interest rates and the results of the interim election, but returned soft due to the Iraq situation. The market once rebounded sharply when the outbreak of was against Iraq became decisive, but the NY Dow Jones Industrial Average fell below $8,000 at the end of the fiscal year,
(NY Dow Jones Industrial Average was $10,403 as of the end of FY 2001 vs. $7,992 at the end of FY 2002.)

The yields for new government bonds floated around 1.4% amid symptoms of the Japanese economic recovery, but declined slowly to reach as low as 1.0% temporarily in mid-September affected by future uncertainties of the U.S. economy. Although interest rates rose sharply to 1.3% as the Bank of Japan announced its plan to purchase some the bank-held stocks and some 10-year JGBs remained unbid, the rate dropped again to a 0.7% level at the end of this fiscal year due to concerns about future economic prospects, the fall in stock prices, setback of fears about the supply/demand situation caused by the government's tight budget and the growing tension in Iraq.
(The yield on new 10-year JGBs: 1.400% at the end of FY 2001 vs. 0.700% as the end of FY 2002.)

The yields for U.S. 10-year government bonds sharply fell from 5.4% as of the beginning of the fiscal year to 3.6% at mid-year, reflecting a decline in stock prices due to concerns about the worsening of the U.S. economy and uncertainty about corporate performances. The interest rate temporarily rose to around 4.2% in expectations of recovery of business results, but steadily moved at the 4.0% level affected by higher tension in Iraq situations and the possibility of attacks from the year-end.
(Yields on U.S. 10-year government bonds: 5.40% at the end of FY 2001 vs. 3.80% at the end of FY 2002.)

In the foreign exchange markets, the Yen remained high against the U.S. Dollar throughout the year. Yen appreciation in the Yen-U.S. Dollar alignment advance due to uncertainties about the U.S. economy, mounting distrust of the accounting practices of some U.S. corporations and the downward trend in U.S. stock prices, and reached the 115 yen level in July. The Yen then weakened, and once dropped to the 125-yen level, affected by a fall in domestic stock prices and speculation about the policies of the Japanese government toward depreciation of the yen, but the rising tension in the Iraqi situation bolstered the Yen. Toward the end of the fiscal year, however, the Japanese monetary authorities carried out a yen-selling intervention so the rate against the U.S. Dollar moved at around 120 yen.

The Yen/Euro market remained stable in the lower Yen/higher Euro trend throughout the fiscal year. While the rate moved at around 117 Yen/Euro until August, but the inflow of money into the Euro zone continued due to uncertainties concerning the future of Japan's economy and the rise in geopolitical risks in the U.S., and the Yen/Euro once exceeded 130 Yen in February.
(Dollar/Yen TTM 133.25 yen at the end of FY 2001 vs. 120.20 yen at the end of 1H, FY 2002)
(Euro/Yen TTM 116.14 yen at the end of FY 2001 vs. 129.83 yen at the end of FY 2002)

(ii) Our Investment Policy
We attach the highest priority to preserving the trust of our policyholders, and make it our policy to focus on building an investment portfolio that will ensure the generation of stable earnings over the long-term and carry out our investments bearing fully in mind the public nature and soundness of such investments.
More specifically, we invest mainly in yen interest-bearing assets such as domestic public and corporate bonds and loans in order to secure stable interest earnings and, at the same time, invest carefully in diversified portfolios of risk assets such as stocks and foreign securities in order to enhance our earnings capability further, thereby aiming at building portfolios that will contribute to improve our overall investment earnings.

(iii) Investment Overview
Our General Account assets as of the end of FY 2002 stood at 6,474.9 billion, representing a reduction of 275.7 billion yen from those as of the end of FY 2001. Of these assets, the differential on valuation in "Other Marketable Securities" resulting from the application of market value accounting was 2.4 billion yen, decreasing by 45.2 bullion yen as of the end of FY 2001. Of such valuation differential, 1.5 billion yen is added directly to Net Worth as the valuation differential on shares and other securities.
In terms of major asset allocation, the yen interest-bearing assets were reduced, with domestic public and corporate bonds decreasing by 122.2 billion yen and loans decreasing by 80.5 billion yen. Among price-variable assets, domestic stocks reduced by 124.0 billion yen from the end of the prior fiscal year due to a reduction in the balance and the valuation losses following impairment accounting. On the other hand, we allocated 103.8 billion yen to foreign bonds considering exchange and interest rate risks.
Note: Increases and decreases in marketable securities are calculated based on the outstanding assets before marking to market.

(iv) Investment Revenues and Expenses
Overall investment revenue increased by 3.7 billion yen, because profits on the sale of securities marked a year-on-year increase of 18.0 billion in bonds such as government bonds and a year-on-year decrease of 14.3 billion yen in stocks. Management of monetary trusts also generated a profit of 3.5 billion yen. Interest and dividend revenues declined by 12.7 billion yen due to a decline in the yield in reinvestments in the continuing low-interest market trends. Thus, the gross revenues fell by 15.0 billion yen to 229.3 billion yen.
Investment-related expenses increased by 10.9 billion yen to 84.5 billion yen, including a year-on-year increase of 23.1 billion yen in valuation losses on securities due to a decline in the stock market, an increase of 4.8 billion yen in losses on the sale of securities, and a shift to a loss of 8.2 billion yen in the foreign exchange balance.
As a result, the total balance of invested assets as of the end of FY 2002 decreased by 26.0 billion yen from the prior year to 144.8 billion yen.
In addition to the above, the company booked 57.6 billion yen of "impairment losses of trust securities" in Extraordinary Losses on the Statements of Operations.
On the other hand, unrealized profits/losses on securities decreased by 16.5 billion yen from the end of the prior fiscal year to 35.7 billion yen because , while unrealized profits on domestic and foreign public and corporate bonds thanks to the lower interest rates, domestic stocks began generating unrealized losses following a drop in the stock market.

(v) Risk control system related to investments
The Company is fully aware of the importance of controlling higher risks, while forming a risk-controlling unit independent of front-office departments (engaged in investments), and carrying out the grasp and analysis of risks, consideration of risk control measures, and appropriate reporting to top management through the "Committee Dedicated to Investment Risks" established against investment risks.
These activities compose a system in which internal check functions work well, separating investment-performing departments and clerical management departments, and implementing internal audits by the Business Audit Division.

(2) Composition of assets

(million yen, %) [Reference]

Asset	End of FY 2002		End of FY 2001		[Reference] End of FY 2002	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Cash, deposits & call loans	166,721	2.6	148,729	2.2	166,721	2.6
Receivables under resale agreements		-	-	-	-	-
Guarantee money for bond-lending trade		-			-	-
Monetary claims purchased	41,966	0.6	54,995	0.8	41,805	0.6
Trading securities		-	-	-	-	-
Money in trust	55,619	0.9	95,933	1.4	54,005	0.8
Securities	3,612,837	55.8	3,803,784	56.3	3,610,577	55.8
Public & corporate bonds	2,415,033	37.3	2,532,630	37.5	2,359,382	36.5
Shares	386,025	6.0	576,374	8.5	448,945	6.9
Foreign securities	770,154	11.9	665,630	9.9	758,178	11.7
Public & corporate bonds	622,112	9.6	492,379	7.3	589,838	9.1
Shares etc.	148,041	2.3	173,251	2.6	168,340	2.6
Other securities	41,624	0.6	29,148	0.4	44,070	0.7
Loans receivable	2,229,144	34.4	2,309,729	34.2	2,229,144	34.4
Loans based on policy clauses	125,561	1.9	140,623	2.1	125,561	1.9
General loans	2,103,582	32.5	2,169,105	32.1	2,103,582	32.5
Real estate	193,688	3.0	191,579	2.8	193,688	3.0
Deferred tax assets	78,600	1.2	66,120	1.0	79,475	1.2
Deferred tax assets concerning revaluation	12,129	0.2	11,956	0.2	12,129	0.2
Others	87,527	1.4	73,656	1.1	87,527	1.4
Allowance for bad debts	-3,266	-0.1	-5,786	-0.1	-3,266	-0.1
Total	6,474,969	100.0	6,750,698	100.0	6,471,808	100.0
Foreign-currency-denominated assets included	769,855	11.9	611,010	9.1	752,352	11.6

Note: The "Reference" column indicates the composition of assets before marking to market.

(3) Changes (increase/decrease) in assets

(million yen) [Reference]

Asset	FY 2002	FY 2001	[Reference] FY 2002
Cash, deposits & call loans	17,992	-121,083	17,992
Receivables under resale agreements	-	-	-
Guarantee money for bond-lending trade	-		-
Monetary claims purchased	-13,028	-74,907	-13,187
Trading securities	-	-	-
Money in trust	-40,314		-41,947
Securities	-190,947	4,090	-145,545
Public & corporate bonds	-117,597	-148,093	-122,273
Shares	-190,349	-150,840	-124,007
Foreign securities	104,523		87,946
Public & corporate bonds	129,733		103,859
Shares etc.	-25,209		-15,913
Other securities	12,475	-81,683	12,790
Loans receivable	-80,585	-98,804	-80,585
Loans based on policy clauses	-15,061	-21,622	-15,061
General loans	-65,523	-77,181	-65,523
Real estate	2,109	-35,805	2,109
Deferred tax assets	12,480		-3,851
Deferred tax assets concerning revaluation	173		173
Others	13,871	,358	13,871
Allowance for bad debts	2,519		2,519
Total	-275,728	-4	-248,451
Foreign-currency-denominated assets included	158,845		138,094

Note: The "Reference" column indicates the composition of assets before marking to market.

(4) Profits on asset management

(million yen)

Account	FY 2002	FY 2001
Interest & dividends received	150,239	162,973
Interest on deposits	4	14
Interest & dividends on securities	79,550	86,292
Interest on loans receivable	64,396	69,995
Rental of real estate	5,863	6,137
Other interest & dividends received	424	533
Profits on management of trading securities	-	-
Profits on money in trust	3,554	-
Profits on management of marketable securities	-	-
Profits on sale of securities	70,287	66,517
Profits on sale of governmental & other bonds	39,419	21,379
Profits on sale of shares	12,188	26,547
Profits on sale of foreign securities	18,616	18,586
Others	62	4
Profits on redemption of securities	-	-
Profits on financial derivative transactions	-	-
Exchange profits	-	11,244
Profits on other management	5,286	3,728
Total	229,367	244,464

(5) Expenses on management of assets

(million yen)

Account	FY 2002	FY 2001
Interest expenses	2,175	2,166
Losses on management of trading securities	-	-
Losses on management of money in trust	-	
Losses on management of marketable securities	-	-
Losses on sale of securities	42,100	37,295
Losses on sale of governmental & other bonds	1,609	4,985
Losses on sale of shares	28,411	29,685
Losses on foreign securities	12,052	2,602
Others	26	22
Appraisal losses on securities	24,930	1,751
Appraisal losses on governmental & other bonds	-	-
Appraisal bonds of shares	23,867	1,630
Appraisal losses on foreign securities	879	-
Losses on redemption of securities	-	
Expenses on financial derivative transactions	630	26,117
Exchange losses	8,235	-
Provision of allowance for bad debts	-	-
Write-offs of loans receivable	205	132
Depreciation of real estate for rent	2,373	2,545
Expenses on other management	3,874	2,848
Total	84,526	73,550

Notes: In addition to the above, "Impairment losses of trust securities" of 57,664 million yen is included in Extraordinary losses of the Income Statement for FY 2002.
Trust securities are deposited to trust companies as trust assets under the securities trust contract with trust companies to maintain the mobility of trading shares to be sold in bulk, and the loss on valuation of shares in trust is a paper loss booked following impairment of these shares in trust.
Since the impairment losses of shares in trust for this FY is extraordinarily large, it is included in Extraordinary losses, not in recurring earnings/losses.

[Reference] Breakdown of profits and expenses on financial derivative transactions

Category	FY 2002	FY 2001
Interest-rate-related transactions	107	454
Currency-related transactions	2,344	-27,952
Share-related transactions	-3,397	-
Bond-related transactions	290	1,421
Other	24	-41
Total	-630	-26,117

(6) Efficiencies related to asset management

(i) Yield on management by asset

(%)

Asset		FY 2002	FY 2001
Cash, deposits & call loans		0.02	0.05
Receivables under resale agreements		-	-
Guarantee money for bond-lending trade		-	
Monetary claims purchased		0.37	0.32
Trading securities		-	-
Money in trust		5.99	-0.44
Public & corporate bonds		3.33	2.84
Shares		-16.51	0.82
Foreign securities		4.43	6.71
Loans receivable		3.04	3.11
	Loans based on policy clauses	4.79	4.95
	General loans	2.93	2.99
Real estate		0.74	0.72
Total general accounts		1.31	2.48
	Foreign-currency-denominated assets included	4.12	6.40

Notes: 1. The yield is calculated with the average daily balance of the book value as the denominator, and the difference the between the profit on asset management and the loss on asset management in recurring earnings as the numerator. The numerator for the yield of "Shares" and "General accounts" includes "Impairment losses of trust securities."

2. Overseas investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

(ii) Average daily balance

(million yen)

Asset		FY 2002	FY 2001
Cash, deposits & call loans		154,489	116,042
Receivables under resale agreements		-	-
Guarantee money for bond-lending trade		-	
Monetary claims purchased		53,232	43,743
Trading securities		-	-
Money in trust		59,361	98,806
Public & corporate bonds		2,456,873	2,558,998
Shares		568,439	586,807
Foreign securities		691,287	625,099
Loans receivable		2,245,142	2,347,838
	Loans based on policy clauses	132,622	150,611
	General loans	2,112,520	2,197,226
Real estate		194,560	228,532
Total general accounts		6,659,970	6,885,512
	Foreign-currency-denominated assets included	882,751	782,654

(3) Appraisal profits/losses on marketable securities

(million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/ loss included in profit/loss for current period
Marketable securities	56,882	1,754	71,164	1,248
Money in trust	56,882	1,754	71,164	1,248

Note: "Money in trust" is composed of securities held with money in trust.

(4) Market price data of securities (marketable securities with market prices)

(million yen) [Reference]

Category	End of FY 2002					End of FY 2001					[Reference] End of FY 2002	
	Book value	Market price	Net profit/ loss	Profit included	Loss included	Book value	Market price	Net profit/ loss	Profit included	Loss included	Market price	Net profit/ loss
Bonds held to maturity	26,958	27,561	603	603	-0	217,519	216,892	-627	1,557	-2,185	27,561	603
Domestic bonds	5,960	6,563	603	603	-	166,526	165,898	-628	1,556	-2,185	6,563	603
Monetary claims purchased	20,998	20,998	-0	0	-0	50,992	50,993	1	1	-0	20,998	-0
Bonds corresponding to policy reserve	909,294	942,126	32,832	32,869	-37	1,035,918	1,041,274	5,356	6,516	-1,160	942,126	32,832
Shares of subsidiaries and affiliated companies	-	-	-	-	-	379	379	-	-	-	-	-
Other securities	2,599,226	2,601,648	2,421	101,243	-98,821	2,453,957	2,501,622	47,664	134,966	-87,302	2,598,765	-461
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	-779	1,279,211	1,330,185	50,974	53,546	-2,572	1,500,675	56,548
Shares	422,499	359,580	-62,919	10,356	-73,275	559,690	563,111	3,421	63,796	-60,374	347,986	-74,513
Foreign securities	667,724	679,699	11,975	34,208	-22,233	579,778	575,176	-4,602	17,403	-22,005	687,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	77,886	57,586	-20,299	63	-20,363	93,799	82,796	-11,002	1,358	-12,361	58,186	-19,700
Other securities	44,068	41,622	-2,446	83	-2,529	31,278	29,146	-2,131	218	-2,350	41,583	-2,484
Monetary claims purchased	20,806	20,968	161	164	-3	4,000	4,002	2	2	-	20,968	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,535,480	3,571,337	35,856	134,716	-98,859	3,707,774	3,760,168	52,394	143,041	-90,647	3,568,454	32,974
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	-817	2,481,656	2,537,358	55,702	61,619	-5,917	2,449,366	89,983
Shares	422,499	359,580	-62,919	10,356	-73,275	560,069	563,491	3,421	63,796	-60,374	347,986	-74,513
Foreign securities	667,724	679,699	11,975	34,208	-22,233	579,778	575,176	-4,602	17,403	-22,005	687,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	77,886	57,586	-20,299	63	-20,363	93,799	82,796	-11,002	1,358	-12,361	58,186	-19,700
Other securities	44,068	41,622	-2,446	83	-2,529	31,278	29,146	-2,131	218	-2,350	41,583	-2,484
Monetary claims purchased	41,805	41,966	161	164	-3	54,992	54,996	3	3	-0	41,966	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

Notes: 1: This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2: "Money in trust" does not include anything to be categorized into other than marketable securities.

3: The average value during the last March is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.
[Reference] indicates market price data when the market price and the exchange rate at the end of FY 2002 are applied.

* The book value of securities without any market price is as follows:

(million yen)

Category		End of FY 2002	End of FY 2001
Bond held to maturity		-	-
	Unlisted foreign bonds	-	-
	Others	-	-
Bonds corresponding to policy reserve		-	-
Shares of subsidiaries and affiliated companies		18,816	6,599
Other securities		98,135	96,790
	Unlisted domestic shares (except OTC-traded shares)	8,083	6,738
	Unlisted foreign shares (except OTC-traded shares)	90,000	90,000
	Unlisted foreign bonds	-	-
	Others	51	51
Total		116,951	103,390

* The following are unrealized profits and losses on the yen-translated foreign securities out of securities without any market price, and the securities with a market price.

(million yen) [Reference]

Category	End of FY 2002					End of FY 2001					[Reference] End of FY 2002	
	Book value	Market price	Net profit/loss			Book value	Market price	Net profit/loss			Market price	Net profit/ loss
				Profit included	Loss included				Profit included	Loss included		
Bonds held to maturity	26,958	27,561	603	603	-0	217,519	216,892	-627	1,557	-2,185	27,561	603
Domestic bonds	5,960	6,563	603	603	-	166,526	165,898	-628	1,556	-2,185	6,563	603
Monetary claims purchased	20,998	20,998	-0	0	-0	50,992	50,993	1	1	-0	20,998	-0
Bonds corresponding to policy reserve	909,294	942,126	32,832	32,869	-37	1,035,918	1,041,274	5,356	6,516	-1,160	942,126	32,832
Shares of subsidiaries and affiliated companies	18,816	18,738	-78	-	-78	6,978	6,897	-81	-	-81	18,741	-75
Other securities	2,697,362	2,699,783	2,421	101,243	-98,821	2,550,748	2,598,412	47,664	134,966	-87,302	2,696,901	-461
Public & corporate bonds	1,444,127	1,499,778	55,650	56,430	-779	1,279,211	1,330,185	50,974	53,546	-2,572	1,500,675	56,548
Shares	430,582	367,663	-62,919	10,356	-73,275	566,428	569,850	3,421	63,796	-60,374	356,069	-74,513
Foreign securities	757,724	769,699	11,975	34,208	-22,233	669,778	665,176	-4,602	17,403	-22,005	777,551	19,827
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	167,886	147,586	-20,299	63	-20,363	183,799	172,796	-11,002	1,358	-12,361	148,186	-19,700
Other securities	44,070	41,624	-2,446	83	-2,529	31,280	29,148	-2,131	218	-2,350	41,585	-2,484
Monetary claims purchased	20,806	20,968	161	164	-3	4,000	4,002	2	2	-	20,968	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-
Total	3,652,432	3,688,210	35,778	134,716	-98,938	3,811,165	3,863,477	52,312	143,041	-90,728	3,685,331	32,898
Public & corporate bonds	2,359,382	2,448,469	89,086	89,904	-817	2,481,656	2,537,358	55,702	61,619	-5,917	2,449,366	89,983
Shares	448,945	386,025	-62,919	10,356	-73,275	572,953	576,374	3,421	63,796	-60,374	374,431	-74,513
Foreign securities	758,178	770,075	11,896	34,208	-22,311	670,232	665,549	-4,683	17,403	-22,086	777,930	19,751
Public & corporate bonds	589,838	622,112	32,274	34,144	-1,869	485,978	492,379	6,400	16,045	-9,644	629,365	39,527
Shares & others	168,340	147,962	-20,377	63	-20,441	184,254	173,170	-11,083	1,358	-12,442	148,565	-19,775
Other securities	44,070	41,624	-2,446	83	-2,529	31,280	29,148	-2,131	218	-2,350	41,585	-2,484
Monetary claims purchased	41,805	41,966	161	164	-3	54,992	54,996	3	3	-0	41,966	161
Certificates of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	50	50	-	-	-	50	50	-	-	-	50	-

Notes 1: This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2: "Money in trust" includes securities other than marketable securities, and their book value and the market price were 50

3: The average value during the last March is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.

[Reference] indicates market price data when the market price and the exchange rate at the end of FY 2002 are applied.

(5) Market price data of money in trust

(million yen)

Category	End of FY 2002					End of FY 2001				
	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included	Amount on B.S.	Market price	Net profit/loss	Profit included	Loss included
Money in trust	5,619	55,619	-	-	-	5,933	95,933	-	-	-

* Marketable money in trust

(million yen)

Category	End of FY 2002		End of FY 2001	
	Amount on B.S.	Appraisal profit/loss included in *profit/loss for current period*	Amount on B.S.	Appraisal profit/loss included in *profit/loss for current period*
Marketable securities	56,882	1,754	71,164	1,248

Note: The above are securities held with money in trust.

* Money in trust for bonds held to maturity, bonds corresponding to policy reserve and other securities

(million yen)

Category	End of FY 2002					End of FY 2001				
	Book value	Market price	Net profit/loss	Profit included	Loss included	Book value	Market price	Net profit/loss	Profit included	Loss included
Bonds held to maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-	-	-	-	-	-
Other securities	50	50	-	-	-	50	50	-	-	-

5. Balance Sheet

(million yen)

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Assets:						
Cash and Deposits:						
Cash	¥ 3,500		¥ 2,277		¥ (1,222)	$ 18,951
Deposits	46,441		38,355		(8,086)	319,093
Total Cash and Deposits	49,941	0.7	40,633	0.6	(9,308)	338,045
Call Loans	101,580	1.5	127,580	2.0	26,000	1,061,397
Monetary Claims Purchased	54,995	0.8	41,966	0.6	(13,028)	349,141
Monetary Trusts	95,933	1.4	55,619	0.9	(40,314)	462,726
Securities:						
Government bonds	1,383,781		1,181,155		(202,626)	9,826,582
Municipal bonds	459,914		402,362		(57,551)	3,347,445
Corporate bonds	723,006		853,978		130,972	7,104,648
Domestic stocks	601,773		400,908		(200,865)	3,335,344
Foreign securities	686,132		784,098		97,966	6,523,284
Other securities	29,148		41,624		12,475	346,289
Total Securities	3,883,756	56.8	3,664,128	56.1	(219,628)	30,483,594
Loans:						
Policy loans	140,623		125,561		(15,061)	1,044,608
Commercial loans	2,169,305		2,103,582		(65,723)	17,500,684
Total Loans	2,309,929	33.8	2,229,144	34.1	(80,785)	18,545,293
Property and Equipment:						
Land	110,220		109,360		(859)	909,818
Buildings	70,015		66,222		(3,792)	550,937
Equipment	383		370		(12)	3,079
Construction in progress	11,343		18,105		6,761	150,627
Total Property and Equipment	191,962	2.8	194,058	3.0	2,096	1,614,463
Due from Agency	18	0.0	-	-	(18)	-
Due from Reinsurers	1	0.0	24	0.0	23	207
Other Assets:						
Accounts receivable	6,787		22,816		16,028	189,820
Prepaid expenses	777		708		(69)	5,893
Accrued income	33,671		34,538		867	287,344
Deposit for rent	235		340		104	2,830
Margin for futures contracts	885		-		(885)	-
Derivatives	13,854		9,849		(4,005)	81,945
Suspense payments	5,008		4,995		(13)	41,560
Other assets	12,399		14,200		1,801	118,139
Total Other Assets	73,620	1.1	87,449	1.3	13,828	727,533
Deferred Tax Assets	66,120	1.0	78,600	1.2	12,480	653,917
Deferred Tax Assets on Land Revaluation	11,956	0.2	12,129	0.2	173	100,912
Reserve for Possible Loan Losses	(5,786)	(0.1)	(3,266)	(0.1)	2,519	(27,176)
Total Assets	¥ 6,834,028	100.0	¥ 6,528,068	100.0	¥ (305,960)	$ 54,310,055

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 22,458		¥ 18,399		¥ (4,058)	$ 153,077
Policy reserve	6,358,848		6,134,247		(224,601)	51,033,669
Reserve for policyholder dividends	74,036		67,293		(6,742)	559,846
Total Policy Reserves	6,455,343	94.5	6,219,940	95.3	(235,402)	51,746,594
Due to Reinsurers	24	0.0	25	0.0	1	213
Other Liabilities:						
Subordinated borrowings	85,000		85,000		-	707,154
Accounts payable	2,363		28,348		25,985	235,845
Accrued expenses	8,419		8,661		241	72,055
Unearned income	528		558		29	4,647
Deposits received	562		550		(12)	4,576
Guarantee deposits	5,231		6,757		1,525	56,217
Derivatives	7,032		8,378		1,345	69,700
Deferred valuation gains on hedge	11,472		7,984		(3,488)	66,422
Suspense receipt	547		1,668		1,120	13,880
Other liabilities	3		3		-	24
Total Other Liabilities	121,161	1.8	147,909	2.3	26,747	1,230,526
Reserve for Employees' Retirement Benefits	25,018	0.4	29,099	0.4	4,080	242,095
Reserve for Directors' and Corporate Auditors' Retirement Benefits	457	0.0	443	0.0	(14)	3,687
Allowance for Policyholder Dividends	-	-	11,267	0.2	11,267	93,743
Reserve for Price Fluctuations	54,911	0.8	2,132	0.0	(52,779)	17,739
Total Liabilities	6,656,917	97.4	6,410,819	98.2	(246,098)	53,334,601
Equity:						
Fund	24,000	0.4	-	-	(24,000)	-
Reserve for Redemption of Fund	7,000	0.1	10,000	0.2	3,000	83,194
Reserve for Revaluation	13	0.0	13	0.0	-	109
Surplus:						
Legal reserve for future losses	271		311		40	2,589
Appropriated retained earnings	99,798		96,335		(3,463)	801,458
Unappropriated retained earnings	36,734		30,512		(6,221)	253,850
Total Surplus	136,804	2.0	127,159	1.9	(9,645)	1,057,898
Land Revaluation	(21,163)	(0.3)	(21,470)	(0.3)	(306)	(178,622)
Net Unrealized Gains on Securities	30,457	0.4	1,547	0.0	(28,910)	12,873
Total Equity	177,111	2.6	117,249	1.8	(59,861)	975,453
Total Liabilities and Equity	¥ 6,834,028	100.0	¥ 6,528,068	100.0	¥ (305,960)	$ 54,310,055

Note: The above balance sheet is recorded in accordance with the rules of the Insurance Business Law Enforcement Law

Notes:

1. Valuation of marketable securities (including those among cash, deposits and monetary claims purchased that are equivalent in nature to marketable securities, and those invested as trust assets in money trust) is based upon market value method (moving average method for determination of cost of sale) with respect to marketable securities for trading purposes; depreciation cost method based on moving average (straight-line method) with respect to bonds to be held until maturity; depreciation cost method based on moving average (straight-line method) with respect to liability reserve-use bonds falling under the category as defined in "Current Accounting and Audit Treatment of 'Policy Reserve-Use Bonds' in Insurance Business" (Report No. 21 of Business Segment-Specific Audit Committee of Japan Association of Certified Public Accountants); cost method with respect to the stocks of subsidiaries and affiliates (shares issued by subsidiaries as defined in Article 2 Section 12 of Insurance Business Law and subsidiaries and affiliates as defined in Article 2-3 Section 2 of the Enforcement Ordinance of Insurance Business Law, excluding their own subsidiaries); market value method based on average market price for the month of March (moving average method for determination of cost of sale) with respect to domestic and foreign shares among securities carrying market value; market value method based on market price prevailing on the last day of March (moving average method for determination of cost of sale) with respect to other securities not carrying market value; depreciation cost method based on moving average (straight-line method) with respect to public and corporate bonds (including foreign bonds) among other securities not carrying market value whose acquisition cost differential is deemed equal to interest adjustment differential; and cost method based on moving average with respect to all other marketable securities.
Any valuation differential relative to other marketable securities is dealt with by direct capitalization method.

2. Derivative transactions are evaluated using the mark to market method.

3. The Company revalued its land for operating purposes as of March 31, 2002, in accordance with the Land Revaluation Law ("the Law"), which became effective in 1998. [In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation.] Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes.

   In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to unappropriated surplus. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of March 31, 2003 amounted to ¥5,850 million (U.S. $48,669 thousand).

4. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment.

5. All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income. Stock in the Company's subsidiaries and affiliates are translated into Japanese yen on acquisition. Other securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in March.

6. A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by

other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company deducts the collectable amount comprising an amount equivalent to the assessment value of the collateral, guarantees and other amounts from the credit amount to obtain the expected loss amount, which is written off from the credit amount. This amount was ¥1,122 million.

7. The Company maintains non-contributory defined benefit plans covering substantially all employees. In accordance with accounting standards for the recognition of retirement benefit payments (June 6, 1998 Corporate Accounting Consultative Committee: "Opinion in connection with the Establishment of Accounting Standards concerning Retirement Benefit Payments") the amount deemed to have accrued as of the end of the fiscal year is booked.

   As a result of an accounting change effective from FY 2002, the transfer to reserve for employees' retirement benefits increased by ¥3,700 million, while ordinary profit decreased by ¥3,700 million (U.S. $30,784 thousand) and income before income taxes decreased by ¥3,700 million (U.S. $30,784 thousand) for the year ended March 31, 2003.

8. The Company has maintained retirement benefit plans covering all directors. In compliance with the provisions of Article 9-1 of the Insurance Business Law, Article 287-2 of the pre-2002 amendment to the Commercial Code applies to the Company's reserve for directors' and corporate auditors' retirement benefits. Accordingly, the amount required to pay directors' retirement benefits is recognized at the end of the fiscal year in accordance with the Company's internal rules.

9. The Company set up an allowance for policyholder dividends in preparation for policyholder dividends to be paid after its demutualization in compliance with the provisions of Article 9-1 of the Insurance Business Law which applies Article 287-2 of the pre-2002 amendment to the Commercial Code.

   Policyholder dividends are treated as an appropriation of surplus for a mutual company, but are recorded as an expense for a joint stock corporation.
   Since the Company converted its organization from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends for the year ended March 31, 2003 through this allowance.

   The allowance for policyholder dividends will be absorbed into the reserve for policyholder dividends from April 1, 2003.

10. Pursuant to the provisions of Article 115 of the Insurance Business Law, the Company maintains a reserve for price fluctuations.

11. In accordance with the "Opinion in connection with the Establishment of Accounting Standards concerning Financial Products" (January 22, 1999 Corporate Accounting Consultative Committee), the fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the

balance sheet and are reclassified as income when the related hedged item impacts income[, interest rate swap hedges are recognized as extraordinary items and the foreign exchange fluctuation risk of foreign currency denominated bonds are treated as mark-to-market].
The effectiveness of hedge transactions is determined mainly by a comparative analysis of the hedged transactions and the change in the cash flow of the hedge instrument.

12. Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

13. Pursuant to the provisions of Article 116 of the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. Reserves for policies falling under the standard policy reserve are reserve are calculated in accordance with the method designated by the Director of the Financial Services Agency (1996 Ministry of Finance Notice No. 48). Reserves for other policies are calculated under the net level premium method of reserve valuation.

14. Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives.

15. As a result of revision of attachment forms of the Insurance Business Law Enforcement Regulation in accordance with " the Cabinet Order for the Partial Revision of the Insurance Business Law Enforcement Regulation" (Cabinet Order No. 53, April 24, 2003), the related presentation method was changed as follows.
    (1) The "Equity" section was classified into "Subscribed Capital", "Capital Reserve" and "Surplus" in the previous year, but are presented as "Fund", "Reserve for Redemption of Fund", "Reserve for Revaluation" and "Surplus" in the current year.
    (2) "Land Revaluation", which was classified as "Revaluation Difference" in the previous year, is presented as such in the current year.
    (3) "Net Unrealized Gains on Securities", which was classified as "Valuation Difference" in the previous year, is presented as such in the current year.

16. The amount of loans to bankrupt companies, past due loans, loans overdue for three months or more and restructured loans was ¥11,157 million. With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that are not collectible from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the year ended March 31, 2003 amounted to ¥944 million (U.S. $7,854 thousand). [Past due loans decreased due to write-offs by ¥110 million (U.S. $923 thousand) for the year ended March 31, 2003.]

    "Loans to bankrupt companies" are loans [to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings] on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason (excluding the portion that has been written off) and in respect of which an event provided for under Article 9-1(3)(a) to (e) or Article 9-1(4) of the Corporate Tax Law Enforcement Ordinance (1965 Ordinance No. 97).

    "Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower[, on which the Company has stopped accruing interest based on self-assessment].

The amount of "Loans overdue for three months or more" is ¥5,709 million. Loans overdue for three months or more are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest is in arrears for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

17. The total amount of depreciation of land and property is ¥92,110 million.

18. The amount of special account assets is ¥53,100 million. The amount of liabilities is the same.

19. The amount of net assets as defined under Article 55-2(6) of the Insurance Business Law is ¥415 million.

20. Loans to subsidiaries totaled ¥689 million and loans from subsidiaries totaled ¥173 million.

21. In addition to property recognized on the balance sheet, the Company's material lease property are computers.

22. Trends in reserve for policyholder dividends are as set forth below:.

	(Millions of yen)	*(Thousands of U.S. dollars)*
Balance at end of FY 2001	¥ 74,036	$ 615,942
Transfer to reserves from surplus in FY 200	10,855	90,309
FY 2002 Policyholder dividend payouts	(18,162)	(151,104)
Increase in interest	564	4,700
Balance at end of FY 2002	¥ 67,293	$ 559,846

23. The value of assets provided as collateral total ¥126,143 million.

24. Amortization of paid-in capital amount to ¥24,000 million, of which ¥3,000 million is transferred to capital amortization reserve in accordance with Article 56 of the Insurance Business Law. The balance of ¥21,000 million is entirely written off in accordance with Article 88 of the Insurance Business Law as a result of the organization change from a mutual company to a joint stock corporation.

25. The total amount of the Company's loan commitments and the residual loan commitment are both ¥11,862 million.

26. Borrowings are subordinated loans with a lower priority than other obligations.

27. The amount of foreign currency denominated assets is ¥783,562 million (mainly U.S. $3,536 million, € 2,526 million, £206 million).
    The amount of foreign currency denominated liabilities is ¥27,276 million (mainly U.S. $226 million).

28. In accordance with Article 140 -5 of the Supplementary Provisions of The Law in Connection with Financial System Reform, the amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation under the Enactment Law for Financial System

Reform in the year ended March 31, 2000, were estimated at ¥2,908 million (U.S. $24,199 thousand) as of March 31, 2003. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

29. The amounts of future contributions to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥12,440 million (U.S. $103,498 thousand; The Law amending the Insurance Business Law: 2003 Law No. 39) as of March 31, 2003. The contributions are also charged to income as an operating expense in the fiscal year they are paid.

30. Matters concerning retirement benefit obligation are as follows.
    (1) Retirement benefit obligation and its components
        1) Retirement benefit obligation: -¥37,510 million
        2) Pension assets: ¥8,410 million
        3) Reserve for employees' retirement benefits: ¥29,099 million
        4) Unfunded retirement benefit obligation (1)+(2)+(3)
    (2) Calculation basis for retirement benefit obligations, etc.
        1) Periodic allocation method for estimated retirement benefits: Fixed periodic amount
        2) Discount rate: 2.5%
        3) Expected return on pension assets: 3.5%
        4) Accounting for actuarial computation difference: Expensed in full
        5) Amortizable years for past service costs: -

31. Shares of subsidiaries amounted to ¥1,820 million.

32. The amount of deferred tax assets was ¥81,098 million and the amount of deferred tax liabilities, ¥2,497 million. The main factors resulting in the occurrence of deferred tax assets were the reserve of outstanding claims of ¥47,177 million, the reserve for employees' retirement benefits of ¥9,603 million and a loss for tax purposes of ¥20,722 million. The main factors resulting in the occurrence of deferred tax liabilities were accrued share dividends of ¥1,235 million and a difference in evaluation of shares and other items of ¥874 million.

    The statutory tax rate was 36.1 and the effective tax rate after application of tax effect accounting on corporate and other taxes was 43.9%. Minimum taxes required for insurance companies under Japanese tax legislation is 9.1%

6. Unaudited Non-Consolidated Statements of Operations

(million yen)

		FY 2002 (Millions of yen)	%		FY 2003 (Millions of yen)	%		Increase (decrease)		FY 2003 (Thousands of U.S. dollars)
Ordinary Revenue:										
Income from Insurance Premiums:										
Insurance premiums	¥	1,018,994		¥	887,784		¥	(131,209)		7,385,897
Ceded reinsurance commissions		46			157			110		1,307
Total Income from Insurance Premiums		1,019,041			887,942			(131,099)		7,387,204
Investment Income:										
Interest, dividends and income from real estate for rent:										
Interest income from deposits		14			4			(10)		33
Interest income and dividends from securities		86,292			79,550			(6,742)		661,818
Interest income from loans		69,995			64,396			(5,598)		535,745
Interest from real estate for rent		6,137			5,863			(274)		48,778
Other income from interest and dividends		533			424			(109)		3,534
Total interest, dividends and income from real estate for rent		162,973			150,239			(12,734)		1,249,909
Gains from monetary trusts, net		-			3,554			3,554		29,568
Gains on sale of securities		66,517			70,287			3,769		584,755
Foreign exchange gains, net		11,244			-			(11,244)		-
Other investment income		3,728			5,286			1,557		43,979
Total Investment Income		244,464			229,367			(15,097)		1,908,213
Other Ordinary Income:										
Income related to withheld insurance claims and other payments for future annuity payments		524			568			43		4,725
Income due to withheld insurance payments		39,322			37,272			(2,050)		310,088
Reversal of reserve for outstanding claims		-			4,058			4,058		33,765
Reversal of reserve for policy reserve		287,124			224,601			(62,523)		1,868,562
Other		523			1,438			914		11,966
Total Other Ordinary Income		327,495			267,938			(59,556)		2,229,108
Total Ordinary Revenue	¥	1,591,001	100.0	¥	1,385,248	100.0	¥	(205,753)	$	11,524,526

		FY 2002 (Millions of yen)	%		FY 2003 (Millions of yen)	%		Increase (decrease)		FY 2003 (Thousands of U.S. dollars)
Ordinary Expenses:										
Insurance Claims and Other Payments:										
Insurance claims	¥	917,359		¥	718,110		¥	(199,248)	$	5,974,299
Annuity payments		74,514			87,121			12,607		724,806
Insurance benefits		121,200			121,707			507		1,012,542
Surrender payments		225,199			174,597			(50,601)		1,452,557
Other payments		29,925			36,673			6,748		305,105
Reinsurance premiums		105			111			5		924
Total Insurance Claims and Other Payments		1,368,304			1,138,322			(229,981)		9,470,236
Provision for Policy and Other Reserves:										
Provision for outstanding claims		3,625			-			(3,625)		-
Interest portion of reserve for policyholder dividends		1,070			564			(505)		4,700
Total Provision for Policy and Other Reserves		4,696			564			(4,131)		4,700
Investment Expenses:										
Interest expense		2,166			2,175			8		18,099
Losses from monetary trusts, net		430			-			(430)		-
Losses on sale of securities		37,295			42,100			4,804		350,252
Devaluation losses on securities		1,751			24,930			23,178		207,406
Amortization of securities		260			-			(260)		-
Losses from derivatives, net		26,117			630			(25,487)		5,247
Foreign exchange losses, net		-			8,235			8,235		68,518
Write-off of loans		132			205			73		1,712
Depreciation of real estate for rent		2,545			2,373			(172)		19,745
Other investment expenses		2,848			3,874			1,025		32,233
Losses on separate accounts, net		6,184			9,106			2,921		75,757
Total Investment Expenses		79,734			93,632			13,898		778,973
Operating Expenses		85,049			86,143			1,093		716,668
Other Ordinary Expenses:										
Payments related to withheld insurance claims		23,260			26,942			3,681		224,144
Taxes		5,853			5,917			63		49,227
Depreciation		3,772			4,366			593		36,323
Provision for reserve for employees' retirement benefits		1,537			4,080			2,543		33,950
Other		626			2,223			1,596		18,495
Total Other Ordinary Expenses		35,050			43,529			8,479		362,141
Total Ordinary Expenses		1,572,834	98.9		1,362,192	98.3		(210,641)		11,332,719
Ordinary Profit	¥	18,167	1.1	¥	23,055	1.7	¥	4,888	$	191,806

	2002 (Millions of yen)	%	2003 (Millions of yen)	%	Increase (decrease)	2003 (Thousands of U.S. dollars)
Extraordinary Gains:						
Gains on sale of property and equipment	¥ 262		¥ 2		¥ (260)	$ 16
Reversal of reserve for price fluctuations	-		52,779		52,779	439,093
Reversal of reserve for possible loan losses	755		2,436		1,680	20,272
Other	189		77		(112)	641
Total Extraordinary Gains	1,207	0.1	55,294	4.0	54,087	460,024
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	1,738		797		(940)	6,637
Provision for reserve for price fluctuations	6,929		-		(6,929)	-
Impairment losses on equity securities included in trust account	-		57,664		57,664	479,740
Provision for allowance for policyholder dividends	-		11,267		11,267	93,743
Social service contribution	10		14		4	116
Other	514		-		(514)	-
Total Extraordinary Losses	9,192	0.6	69,744	5.0	60,551	580,237
Income Before Income Taxes	10,181	0.6	8,605	0.6	(1,576)	71,593
Income Taxes:						
Current	661	0.0	101	0.0	(560)	841
Deferred	(1,838)	(0.1)	3,678	0.3	5,517	30,604
Net Income	11,358	0.7	4,825	0.3	(6,532)	40,147
Unappropriated Surplus at Beginning of Year	25,366		25,366		-	211,036
Transfer from land revaluation	-		306		306	2,550
Transfer from appropriated retained earnings	10		14		4	116
Unappropriated Surplus at End of Year	¥ 36,734		¥ 30,512		¥ (6,221)	$ 253,850

Notes:

1. Total income and expenses resulting from transactions with subsidiaries are ¥87 million and ¥4,738 million, respectively.

2. Gains on sale of securities comprise for bonds ¥39,419 million, including government bonds, stocks, etc. ¥12,188 million, and foreign securities ¥18,616 million.

3. Losses on sale of securities comprise those for bonds ¥1,609 million, including government bonds, stocks, etc. ¥28,411 million, and foreign securities ¥12,052 million.

4. Valuation losses on securities comprise those for stocks ¥23,867 million.

5. Gains from monetary trusts include valuation gains of ¥1,633 million.

6. Losses on derivative transactions include valuation losses of ¥3,404 million.

7. The total amount of retirement benefit cost is ¥6,276 million, which comprises the following items:
   (1) Service costs: ¥1,618 million
   (2) Interest costs: ¥1,020 million
   (3) Expected return on pension assets: -¥305 million
   (4) Actuarial computation differences charged to expenses: ¥3,944 million
   (5) Past service obligation expensed: -

7. Details of Ordinary Income, etc. (Basic Profit) (Non-consolidated)

(millions of yen)

		FY 2002	FY 2001
Basic Profit	A	28,734	13,875
Capital Revenue		71,061	77,762
Revenue from investment in money in trust		774	-
Profit on investment in marketable securities for trading purposes		-	-
Profit on sale of marketable securities		70,287	66,517
Revenue from financial derivative transactions		-	-
Gains from foreign exchange transactions		-	11,244
Other capital revenue		-	-
Capital Expenses		75,897	68,492
Losses on investment in money in trust		-	3,326
Losses on investment in marketable securities for trading purposes		-	-
Losses on sale of marketable securities		42,100	37,295
Losses on valuation of marketable securities		24,930	1,751
Expenses incurred for derivative transactions		630	26,117
Losses on foreign exchange transactions		8,235	-
Other capital expenses		-	-
Capital Profit & Loss	B	- 4,835	9,270
Basic Profit Reflecting Capital Profit & Loss		23,898	23,145
Extraordinary Revenue		-	52,638
Reinsurance revenue		-	-
Reversal of contingency reserves		-	52,638
Other extraordinary revenue		-	-
Extraordinary Expenses		843	57,617
Reinsurance premiums		-	-
Addition to contingency reserves		637	-
Addition to specific allowance for bad debts		-	-
Addition to reserve for specific receivables from abroad		-	-
Loans written-offs		205	132
Other extraordinary expenses		-	57,484
Extraordinary Profit & Loss	C	-843	-4,978
Recurring Profit	A+B+C	23,055	18,167

Notes:

In respect to FY 2001, income gains of 2,896 million yen are included in Basic Profit rather than in losses on investment in money in trust. Also, in respect to insurance contracts that are outside the scope of standard policy reserve, addition of 57,484 million yen to insurance premium reserve fund, which resulted from applying a more conservative calculating base than that for insurance premiums, is included in "Other extraordinary expenses".
In respect to FY 2002, income gains of 2,779 million yen are included in Basic Profit rather than in losses on investment in money in trust.

Subsequent Events

(Extracted from the Financial Statements of the *Kessan Tanshi*, or Business Results Report, for the fiscal year ended March 31, 2003.)

In accordance with the →Article 85 of the Insurance Business Law, the Company converted from a mutual company to a joint stock corporation on April 1, 2003.

(1) Subscribed capital

Equity in the balance sheet of the Company as of April 1, 2003 has been adjusted as follows in accordance with the plan of reorganization prescribed in the →Article 86 of the Insurance Business Law.

(million yen)

As of March 31, 2003		As of April 1, 2003	
Description	**Amount**	**Description**	**Amount**
(Equity)		**(Equity)**	
Reserve for redemption of fund	¥ 10,000	**Common stock**	¥ 37,500
Reserve for revaluation	13	**Capital reserve**	37,500
Surplus:		**Retained earnings:**	
Legal reserve for future losses	311	**Appropriated retained earnings**	683
Appropriated retained earnings	96,335	**Unappropriated retained earnings**	60,612
Unappropriated retained earnings	30,512	**Total Surplus**	61,296
Total Surplus	127,159	**Land revaluation**	(21,470)
Land revaluation	(21,470)	**Net unrealized gains on securities**	1,547
Net unrealized gains on securities	1,547		
Total Equity	¥ 117,249	**Total Equity**	¥ 116,373

(thousand U.S. dollars)

As of March 31, 2003		As of April 1, 2003	
Description	**Amount**	**Description**	**Amount**
(Equity)		**(Equity)**	
Reserve for redemption of fund	$ 83,194	**Common stock**	$ 311,980
Reserve for revaluation	109	**Capital reserve**	311,980
Surplus:		**Retained earnings:**	
Legal reserve for future losses	2,589	**Appropriated retained earnings**	5,690
Appropriated retained earnings	801,458	**Unappropriated retained earnings**	504,266
Unappropriated retained earnings	253,850	**Total Surplus**	509,956
Total Surplus	1,057,898	**Land revaluation**	(178,622)
Land revaluation	(178,622)	**Net unrealized gains on securities**	12,873
Net unrealized gains on securities	12,873		
Total Equity	$ 975,453	**Total Equity**	$ 968,167

Note:1. For total equity as of April 1, 2003, ¥875 million (U.S. $7,286 thousand) has been deducted from total equity as of March 31, 2003 in accordance with →Article 12 of the implementation order for the Insurance Business Law. (See (2) below)

(2) Payment based on →Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company in accordance with the →Article 89 of the Insurance Business Law. In accordance with the →Article 12 of the

implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totaling to ¥875 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (12,054.9739294 shares) by the purchase price for new listing made by underwriters (¥72,652). The amount has been reclassified into accrued liabilities and paid the day after the reorganization (April 1, 2003).

8. Proposal for the Appropriation of Retained Earnings

Year ended March 31,2003

		(thousand yen)
Retained Earning at the end of the term	¥	60,612,831
Reversal of voluntary reserves		15,530
Reversal of real estate devaluation reserve		15,530
		60,628,361
Appropriation of retained earnings		35,037,220
Bonus to directors and corporate auditors:		37,220
Bonus to directors		25,210
Bonus to corporate auditors		12,010
Voluntary reserve:		35,000
General reserve:		35,000
Total Appropriation of Surplus		35,037
Unappropriated Surplus Carried Forward	¥	25,591,141

Notes:

1. Because the Company was a mutual corporation as of March 31, 2003, operating results were booked in the category of "Unappropriated Surplus" in the Balance Sheet and Income Statement for 2002. As the Company changed its organization to a stock-issuing corporation as of April 1,2003, "Retained Earning" is now recorded in the relevant appropriation proposal.

2. Retained Earning represent the unappropriated profits accounted for in the Shareholders' Equity section as of April 1,2003 as a result of the above organization change.
   (Please refer to the "Subsequent Events [Equity As of April 1, 2003]".)

(Reference)
Year ended March 31,2002

		(thousand yen)
Unappropriated Surplus at Beginning of Year	¥	36,734,767
Transfer from appropriated retained earnings		17,818
		36,752,586
Appropriation Surplus:		
Transfer to reserve for policyholder dividends		10,855,166
Legal reserve for future losses		40,000
Bonus to directors		34,460
Bonus to corporate auditors		12,830
Transfer to appropriated retained earnings		443,564
Total Appropriation of Surplus		11,386,020
Unappropriated Surplus Carried Forward	¥	25,366,565

9. Claims According to Debtor Category (Non-consolidated)

The amount of credits, except normal ones, decreased from the end of the previous fiscal year by 3.1 billion yen to 11.0 billion yen as of the end of FY 2002, and 106.2% of the amount are covered by the allowance for bad debts, and collateral and guarantees.

(In million yen)

Class		End of FY 2002	End of FY 2001
	Claims against bankrupt and substantially bankrupt obligors (i)	648	885
	Claims with collection risk (ii)	1,088	1,133
	Claims for special attention (iii)	9,420	12,269
Subtotal (i)+(ii)+(iii)		11,157	14,288
(Ratio to total)		(0.50)	(0.62)
Normal claims (iv)		2,228,957	2,308,091
Total (i)+(ii)+(iii)+(iv)		2,240,114	2,322,379

Notes:
1. "Claims against bankrupt and substantially bankrupt obligors " are accounts receivable from debtors in the status of bankruptcy, corporate reorganization, rehabilitation or any other failure, and debtors in similar situations.
2. "Claims with collection risk" are accounts receivable from debtors not in a failure but in worsened financial situations and managerial performance, so collection of principal and interest is very likely impossible.
3. "Claims for special attention " are accounts receivable which have been delinquent for 3 months or more, or for which lending conditions have been longer and relaxed.
   An account which have been delinquent for 3 months or more is an account receivable for which repayment of principal or payment of interest is delayed for 3 months or more from the day following the contracted payment day (except accounts defined in Note 1 or 2 above), and an account for which lending conditions have been longer and relaxed is an account for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures (except accounts defined in Note 1 or 2 above, and delinquent for 3 moths or more).
4. "Normal claims" are accounts categorized into other than those defined in Note 1, 2 or 3 above because the debtor has no problem in their financial conditions and managerial performance.

10. Risk Monitored Loans (Non-consolidated)

Regardless of the possibility of collecting the receivables, the amount of risk-managed credits before deducting the value of collateral and other security is disclosed, so all of the risk-managed credits should not be regarded as unrecoverable. The Company takes adequate protection measures for each account by closely reviewing individual accounts receivable. As a result, 106.2% of the amount of risk-managed credits are covered by collateral and other protection measures as of the end of FY 2002, which shows our efforts to preserve this type of account.

(million yen, %)

Class	End of FY 2002	End of FY 2001
Credits to bankrupt debtors (i)	313	89
Delinquent credits (ii)	1,423	1,915
Credits Delinquent for 3 Months or more (iii)	5,709	6,504
Longer and the Relaxed Credits (iv)	3,710	5,764
Total (i)+(ii)+(iii)+(iv)	11,157	14,274
(Ratio to the balance of all receivables)	(0.50)	(0.62)
(Ratio to the gross assets)	(0.17)	(0.21)

Note :

1. The Company subtracts the amount that seem to be recovered with the value of collateral or guarantees from the balance of collateralized or guaranteed receivables from bankrupt or actually bankrupt debtors, and deducts the remainder, as the unrecoverable amount, from the balance of accounts receivable.
   The amount deducted was 944 million yen for credits to bankrupt debtors and 110 million yen for delinquent credits as of the end of FY 2002 and 823 million yen for credits to bankrupt debtors and 683 million yen as of the end of FY 2001.
2. "Credits to Bankrupt Debtors" are loans to debtors who have become legally bankrupt by filing for protection under the Corporate Rehabilitation Law, the Civil Rehabilitation Law, the Bankruptcy Act or the Commercial Code, debtors whose transactions with banks have been suspended, and debtors who have gone bankrupt abroad under any legal procedures, out of accounts receivables on which no accrued interest is accounted (loans with interest suspended) because recovery of principal and/or interest cannot be expected due to long-lasting delinquency.
3. Delinquent Credits" are a type of loan with interest suspended except "Credits to Bankrupt Debtors" and loans on which payment of interest is postponed for the purpose of restoring or supporting the debtors.
4. "Credits Delinquent for 3 Months or more" are loans of which repayment of principal and/or payment of interest are delayed for 3 month or more from the day following the contracted payment day except "Credits to bankrupt debtors" and "Delinquent credits."
5. "Longer and the Relaxed Credits" are loans for which modifications to lending conditions have been made in favor of the debtors for the purpose of supporting debtors' managerial restoration, such as postponement of payment of interest, grace of payment of principal, debt forgiveness, or any other measures except "Credits to Bankrupt Debtors," "Delinquent credits" and "Credits delinquent for 3 months or more."

[Reference: Coverage ratio]

(million yen, %)

Item		End of FY 2002	End of FY 2001
Balance of risk-managed credits	(a)	11,157	14,274
Total of allowance for bad debts	(b)	3,266	5,786
Amount of coverage such as collateral	(c)	8,586	10,650
Coverage ratio	[(b)+(c)/(a)]	106.2	115.1

Note: Amount of coverage such as collateral is the amount protected by collateral and/or guarantees, and expected to be recovered.

11. Solvency Margin Ratio

(millions of yen)

Items	End of FY 2002	End of FY 2001
Gross Amount of Solvency Margin (A)	446,735	586,439
Total net worth	114,789	132,220
Provision for price fluctuation	2,132	54,911
Contingency reserve	54,348	53,710
General allowance for bad debts	2,189	4,581
Differential on valuation of other marketable securities x 90% (100% in the case of a negative differential)	2,179	42,898
Gains or losses on valuation of land x 85% (100% in the case of losses)	-5,879	-9
Means of raising liability capital, etc.	85,000	85,000
Deductions	-15,000	-10,000
Other	206,975	223,128
Aggregate risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ **(B)**	131,110	152,915
Amount equivalent to insurance risks R_1	32,760	32,255
Amount equivalent to assumed interest rate risks R_2	R 30,155	35,416
Amount equivalent to investment risks R_3	R 93,561	110,412
Amount equivalent to management administration risks R_4	R 3,129	3,561
Solvency Margin Ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	681.5 %	767.0 %

Notes:

1. The foregoing is calculated on the basis of the provisions of →Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.
2. "Total net worth" above represents the amount of "Total Net Worth" as reported on the balance sheet minus expected funds outflows, minus valuation differential.
3. "Deductions" include investments in T&D Financial Life Insurance Co., Ltd., etc.

[Solvency Margin Ratio]

* Life insurance companies are capable of coping with normally foreseeable risks as they accumulate policy reserves in preparation for future payments of insurance claims. Nevertheless, they must maintain adequate paying capabilities even in the event of occurrence of risks such as a major earthquake or a stock market crash that exceed normal expectations.

* Solvency Margin Ratio, calculated pursuant to the provisions of Insurance Business Law and related regulations, is a benchmark to show the ratio of "Gross Amount of Solvency Margin" or "the paying capabilities comprising endowment, reserves, etc. that life insurance companies possess" (Item "A" in the above table) to "Aggregate Risks" representing "risks exceeding normal expectations" (Item "B" in the above table).

* Risks exceeding normal expectations mean the sum of various risks as shown below:

(1) Insurance risks: Risks involving an abrupt and sharp increase in payment of insurance claims due to occurrence of a disastrous event such as a major earthquake.

(2) Assumed interest rate risks: Risks involving investment returns cutting below assumed interest rates due to deterioration in investment climate.

(3) Investment risks: Risks involving a sharp decline in the value of invested assets due to a stock market crash, etc. as well as an abrupt and sharp increase in bankruptcies of borrower corporations.

(4) Management administration risks: Risks exceeding normal operational expectations

* "Gross Amount of Solvency Margin" means the sum of total net worth including endowment, provision for price fluctuation, contingency reserve, valuation differentials relative to other marketable securities, certain parts of gains on valuation of land, etc.

* Solvency Margin Ratio is one of the objective benchmarks for that the regulatory authorities use in supervising insurance companies. It is generally established that, if an insurance company maintains a Solvency Margin Ratio of 200% or higher, the company would be deemed to possess an adequate claims-paying capability.

12. Situations of special accounts for FY 2002 (Non-consolidated)

(1) Status of the balance of special account assets

(million yen)

Account	End of FY 2002	End of FY 2001
	Amount	Amount
Personal variable life insurance	4,864	14,947
Personal variable annuity insurance	-	-
Group annuity insurance	48,236	68,384
Total of special accounts	53,100	83,332

(2) Status of personal variable insurances (special account)
(i) Volume & Amount of Insurance Policies in Force
*Personal variable life insurance

(number of policies, million yen)

Account	End of FY 2002		End of FY 2001	
	No. of policies	Amount	No. of policies	Amount
Variable insurance (finite-life type)	403	455	455	496
Variable insurance (whole-life type)	556	1,942	569	2,004
Total	959	2,397	1,014	2,500

*Personal variable annuity insurance

(number of policies, million yen)

Account	End of FY 2002		End of FY 2001	
	No. of policies	Amount	No. of policies	Amount
Variable insurance (finite-life type)	403	455	455	496
Variable insurance (whole-life type)	556	1,942	569	2,004
Total	959	2,397	1,014	2,500

*Personal variable annuity insurance

(in number of policies, million yen)

Asset	End of FY 2002		End of FY 2001	
	Amount	Ratio	Amount	Ratio
Cash, deposits & call loans	250	5.1	186	1.2
Securities	4,581	94.2	14,489	96.9
Public & corporate bonds	1,492	30.7	5,038	33.7
Shares	1,552	31.9	5,374	36.0
Foreign securities	1,537	31.6	4,076	27.3
Public & corporate bonds	556	11.4	1,499	10.0
Shares etc.	980	20.2	2,576	17.2
Other securities	-	-	–	-
Loans receivable	-	-	200	1.3
Others	32	0.7	71	0.5
Allowance for bad debts	-	-	-0	-0
Total	4,864	100.0	14,947	100.0

(iii) Profits and expenses on management of special account for personal variable insurances (million yen)

Account	FY 2002	FY 2001
	Amount	Amount
Interest & dividends received	239	295
Profits on sale of securities	341	246
Profits on redemption of securities	-	-
Appraisal profits on foreign securities	1,053	1,109
Exchange profits	2	2
Profits on financial derivative transactions	-	-
Other profits	2	8
Losses on sale of securities	2,043	1,598
Losses on redemption of securities	-	-
Appraisal losses on securities	1,260	1,318
Exchange losses	7	3
Expenses on financial derivative transactions	-	-
Other profits	0	0
Difference between profits and expenses	-1,672	-1,258

13. Status of Taiyo Life and its Consolidated Subsidiaries and Equity Method Affiliates

(1) Indices Indicating Status of Major Business

Consolidated (million yen)

	FY 2002	FY 2001
Ordinary income	1,401,834	1,603,506
Ordinary profit	21,063	18,030
Net surplus	1,584	11,642
Total assets	6,549,636	6,855,318

(2) Consolidated and Equity Method Subsidiaries and Affiliates

No. of Consolidated companies	8
No. of non-consolidated equity method companies	0
No. of equity method affiliates	3

(3) Consolidated Balance Sheet

(4) Consolidated Statement of Operations

(5) Consolidated Statements of Surplus

(6) Consolidated Cash Flow

(7) Risk Monitored Loans

(8) Claims According to Debtor Category

(9) Solvency Margin Ratio of Subsidiaries and Affiliates

(10) Business Segment Data

(iii) to (iv), (x) refer to the Business Results
(vii) to (ix) refer to Supplementary Information

EXHIBIT 7

Press release dated May 30, 2003, regarding Disclosure of Embedded Value as of March 31, 2003

(English Translation)



May 30, 2003
Taiyo Life Insurance Company
(Code No.: 8796)

Disclosure of Embedded Value as of March 31, 2003

Taiyo Life Insurance Company (President: Masahiro Yoshiike) has disclosed its embedded value as of March 31, 2003, as discussed below.

1. Embedded value

Embedded value is the sum of the adjusted book value and the existing business value of a life insurance company. Adjusted book value is a measure of the net assets of a life insurance company calculated based on the company's audited financial statements and additional company information with respect to the various components of the financial statements. Existing business value is derived by placing a value on the stream of future after-tax profits which are projected to be generated from all existing policies, and adjusting for the cost of capital necessary to meet the target solvency margin. To project future after-tax profits for a life insurance company, it is necessary to make assumptions with regard to lapse, surrender, mortality and morbidity rates, expenses, taxation and investment return, among others. In general, the company's own operating experience, adjusted as appropriate to reflect reasonable future expectations, is used to develop these assumptions which are described below. The stream of projected after-tax profits, adjusted to reflect the cost of capital, is discounted to a single value and is referred to as the existing business value.

2. Embedded value (EV)[1]

(Unit: ¥100 million)

	As of March 31, 2002	As of March 31, 2003	Increase/Decrease
Embedded value	2,258[5]	1,824[5]	△434
Adjusted book value[2]	2,098	1,399	△699
Existing business value[3]	160	425	265
Value of one year sales[4]	242	284	42

Notes:

(1) Embedded value depends on many assumptions including investment income, surrender and lapse ratio, mortality and morbidity ratio, operating expenses rate, and so on.

(2) Adjusted book value = total equity (excluding net unrealized gains (losses) on securities, fund (*kikin*) and expected disbursements from equity outside the company) + quasi-equity liabilities (i.e. reserve for price fluctuations, contingency reserve, unallotted portion of reserve for policyholder dividends and a portion of reserve for possible loan losses) adjusted for tax impact + net unrealized gains (losses) (after tax) on (i) available-for-sale securities (excluding yen denominated bonds), (ii) foreign exchange losses on foreign subsidiaries and (iii) off-balance sheet transactions (such as interest swaps) + net unrealized gains (losses) on real estate (after tax).

(3) Existing business value = present value of future after-tax profit on existing business in force – present value of the cost of capital. "Cost of capital" is the spread between the after-tax investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the target solvency margin ratio.

(4) Value of one year sales = present value, at the embedded value calculation date, of the projected after-tax profits of all policies sold in the most recent fiscal year – present value of the cost of capital. The value of one year sales is included in the total embedded value. For avoidance of doubt, new policies which have been acquired or will be acquired subsequent to the embedded value calculation date are not included in the value of one year sales.

(5) These embedded values do not reflect changes that may have occurred in the Company's operating experience or financial market conditions subsequent to the embedded value calculation dates.

3. Major assumptions for the calculation of embedded values

<table>
<tr><th></th><th colspan="3">As of March 31, 2002</th><th colspan="3">As of March 31, 2003</th></tr>
<tr><td>Discount rate</td><td colspan="3">6%</td><td colspan="3">6%</td></tr>
<tr><td>Solvency margin ratio</td><td colspan="3">600%</td><td colspan="3">600%</td></tr>
<tr><td rowspan="8">Investment yield</td><td colspan="2">New investment yield</td><td>2.24%</td><td colspan="2">New investment yield</td><td>2.09%</td></tr>
<tr><td colspan="2">Yield of major assets</td><td>(%)</td><td colspan="2">Yield of major assets</td><td>(%)</td></tr>
<tr><td>Category</td><td>Yield</td><td>Distribution</td><td>Category</td><td>Yield</td><td>Distribution</td></tr>
<tr><td>Bonds (J)</td><td>1.31</td><td>37.9</td><td>Bonds (J)</td><td>0.80</td><td>32.5</td></tr>
<tr><td>Loans</td><td>1.85</td><td>32.2</td><td>Loans</td><td>1.35</td><td>33.0</td></tr>
<tr><td>Deposits</td><td>0.03</td><td>3.0</td><td>Deposits</td><td>0.03</td><td>2.0</td></tr>
<tr><td>Stocks (J)</td><td>6.76</td><td>9.0</td><td>Stock (J)</td><td>6.74</td><td>8.5</td></tr>
<tr><td>Others</td><td>3.03</td><td>17.9</td><td>Others</td><td>3.39</td><td>24.0</td></tr>
<tr><td>Surrender and lapse</td><td colspan="3">Based on the results for the past three fiscal years</td><td colspan="3">Based on the results for the past three fiscal years</td></tr>
<tr><td>Mortality and morbidity</td><td colspan="3">Based on the results for the past three fiscal years</td><td colspan="3">Based on the results for the past three fiscal years</td></tr>
<tr><td>Operating expenses</td><td colspan="3">Based on the results for the most recent fiscal year</td><td colspan="3">Based on the results for the most recent fiscal year</td></tr>
<tr><td>Tax rate</td><td colspan="3">36.1%</td><td colspan="3">36.1%</td></tr>
</table>

4. Sensitivity analysis with changes in assumptions

(Unit: ¥100 million)

		As of March 31, 2003	
		EV	Increase/Decrease
Embedded value (base)		1,824	-
Discount rate: 6% → 8%		1,698	△126
Discount rate: 6% → 4%		1,991	167
Solvency margin ratio: 600% → 700%		1,564	△260
Solvency margin ratio: 600% → 500%		2,081	257
Investment yield: +0.25%	Total Assets	2,436	612
	New Investment Assets	2,114	290
Investment yield: - 0.25%	Total Assets	1,212	△612
	New Investment Assets	1,534	△290
Surrender/lapse ratio(1) : Base × 110%		1,840	16
Surrender/lapse ratio(1) : Base × 90%		1,809	△15

Notes:

(1) The ratio of the surrender and lapse of individual insurance and annuities.

5. Factors for changes between March 31, 2002 and March 31, 2003

(Unit: ¥100 million)

Item	Increase/Decrease
Embedded value as of March 31, 2002	2,258
Expected interest from EV as of March 31, 2002	135
Value of one year sales (fiscal 2002)	284
Change in asset value	△439
Differences between actual and projected business performance (Influence by the decrease of the reserve for price fluctuations)	△587 (△393)
Change in assumptions	173
Embedded value as of March 31, 2003	1,824

6. Other matters to be noted

:

① The calculated figures for EV may change significantly according to a change in assumptions. In addition, in the domestic and foreign markets, there are serious uncertainties in the valuation of assets that form a major component of EV.

② Milliman Japan (the Japan branch of Milliman USA, Inc. hereinafter, "Milliman") and the Company have jointly derived the assumptions and method for calculating EV and jointly made the calculations. The Company verified the work that was mostly carried out by Milliman.

③ Milliman did not conduct an audit of the data or the information provided by the Company. The accuracy of the calculated EV depends on the accuracy of data and information provided by the Company.

④ EV is one indicator of future financial performance of a life insurance company and when examined together with a detailed supplementary analysis can provide an indication of an insurance company's value. However, the actual stock market value of a company may be markedly different than its EV.

⑤ Assumptions are selected to reflect previous results and to make a reasonable estimate of the future value. However, the value that is realized may greatly differ from the assumptions used for the above calculation of EV because of the nature of long-term actuarial forecasts. Therefore, an investor needs to consider EV by carefully analyzing the financial information and qualitative information of the Company and by considering the expected performance figures for the entire market, the posture regarding risk, the return and other matters.

⑥ In regard to the charts appearing in "2. Embedded value", "4. Sensitivity analysis with changes in assumptions" and "5. Factors for changes between March 31, 2002 and March 31, 2003" and in conformance with the notes thereto, Milliman has confirmed that the assumptions used in the calculation of EV are consistent with emerging international standards, are reasonable from the perspective of an EV calculation specialist and that the calculation results are accurate within a reasonable standard of error.

7. Written opinion of the actuarial firm

The Company requested Milliman Japan (the Japanese branch of Milliman USA, Inc.), a third-party actuarial firm, to determine the method of calculation and the assumptions, and to verify the calculated results.

A Copy of the Opinion of the Actuarial Firm

Submitted to:
The Board of Directors
Taiyo Life Insurance Company

May 30, 2003

Stephen H. Conwill, FSA, MAAA
Managing Director & Senior Consultant

Toshiyuki Ikuma, FIAJ
Principal & Senior Consultant

Opinion Regarding the Embedded Value Calculations of Taiyo Life

This opinion is offered in connection with embedded value calculations of Taiyo Life as of March 31,2003. Any distribution of this document must be in its entirety.

Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. (= Milliman)), is a Fellow of the US Society of Actuaries, a Member of the American Academy of Actuaries, and a Member of the Institute of Actuaries of Japan ("IAJ"). Toshiyuki Ikuma, Principal of Milliman Japan, is a Fellow of Institute of Actuaries of Japan. Both are qualified as actuaries and are obligated to follow the Code of Conduct of the IAJ.

Professional Background

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines

established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market value of Taiyo Life.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Taiyo, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

The development of embedded values – assumptions, methods, and results -- was a collaborative effort of Milliman and Taiyo professionals. Work that was developed primarily by the Milliman team, including the specific figures opined on in this document, was reviewed by Taiyo Life professionals, in addition to undergoing Milliman's internal peer review process.

Reliances

In the course of this work, Milliman professionals depended on data and information provided by Taiyo. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Taiyo Life, in particular, the value of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2003, and other dates.

3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures and dividend scales.
5. Business plans and other data and information provided by the company.
6. Various experience data, for example lapse, mortality, and morbidity, prepared by Taiyo Life professionals.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2003, that are the subject of this opinion, are summarized in the table below (Yen 1.0 billions):

Item	Mar. 31, 2003
Adjusted Book Value	139.9
Existing Business Value, after tax and cost of capital	42.5
Total Embedded Value	182.4
Value One Year Sales	28.4

These embedded values do not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2003), and we have not considered such changes in rendering our opinion.

The methodology used in developing the embedded value as of March 31, 2003, is consistent with the methodology used in developing the embedded values as of the prior year end. Assumptions used in the prior year end embedded value calculations have been reviewed, and where appropriate, updated to reflect recent experience.

Analysts making use of these figures should have a thorough understanding of methods and assumptions. Assumptions, including projected yields, mortality, morbidity, lapse, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the

impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expense. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Taiyo Life's embedded values, as of March 31, 2003, were developed using methods and assumptions consistent with evolving international standards. Furthermore, the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

Milliman Japan – May 30, 2003

EXHIBIT 8

Notice of Invitation to the 1st Ordinary General Meeting of Shareholders dated June 9, 2003

(English Version)

TAIYO LIFE INSURANCE COMPANY

11-2 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan

June 9, 2003

Dear Shareholders:

This is to notify that the Company's first general meeting of shareholders will be held as follows. If you do not expect to attend the meeting, you may exercise your voting right in writing. Please see the attached reference materials, and fill in, seal, and return along with the attached proxy statement.

Sincerely,

Masahiro Yoshiike
President and Chief Executive Officer

NOTICE OF INVITATION TO THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

1. Date & Time: 10:00 a.m. Thursday, June 26, 2003

2. Venue: Concorde Ballroom, 5th floor, Main building, Keio Plaza Inter-Continental Tokyo,
2-1 Nishi-shinjuku 2-chome, Shinjuku-ku, Tokyo

3. Meeting Agenda:

Items to be reported on:

Operations Report, Balance Sheet and Income Statement for the fiscal year 2002 (from April 1, 2002 to March 31, 2003)

Items requiring a resolution:

Item 1: Proposal for appropriation of retained earnings

Item 2: Amendment of the Articles of Incorporation

(The particulars of this proposal are stated on pages 13 to 15 of the Voting Information as described below.)

Item 3: Selection of 4 directors

Item 4: Retirement payments to directors

If you attend the meeting, please present the attached proxy statement to the reception desk at the meeting.

This English translation is an abridged version of the original invitation notice in Japanese. In the event of a discrepancy, the Japanese version shall prevail.

Non-Consolidated Balance Sheet

As of March 31, 2003

	(Millions of Yen)
ASSETS	
Cash and deposits	40,633
Cash	2,277
Deposits	38,355
Call loans	127,580
Monetary claims purchased	41,966
Monetary trusts	55,619
Securities	3,664,128
Government bonds	1,181,155
Municipal bonds	402,362
Corporate bonds	853,978
Domestic stocks	400,908
Foreign securities	784,098
Other securities	41,624
Loans	2,229,144
Policy loans	125,561
Commercial loans	2,103,582
Property and equipment	194,058
Land	109,360
Buildings	66,222
Equipment	370
Construction in progress	18,105
Due from reinsurers	24
Other assets	87,449
Accounts receivable	22,816
Prepaid expenses	708
Accrued income	34,538
Deposit for rent	340
Derivatives	9,849
Suspense payments	4,995
Other assets	14,200
Deferred tax assets	78,600
Deferred tax assets on land revaluation	12,129
Reserve for possible loan losses	-3,266
Total assets	6,528,068

	(Millions of Yen)
LIABILITIES	
Policy reserves	6,219,940
Reserve for outstanding claims	18,399
Policy reserve	6,134,247
Reserve for employee dividends	67,293
Due to reinsurers	25
Other liabilities	147,909
Subordinated borrowings	85,000
Accounts payable	28,348
Accrued expenses	8,661
Unearned income	558
Deposits received	550
Guarantee deposits	6,757
Derivatives	8,378
Deferred valuation gains on hedge	7,984
Suspense receipt	1,668
Other liabilities	3
Reserve for employees' retirement benefits	29,099
Reserve for directors' and corporate auditors' retirement benefits	443
Allowance for policyholder dividends	11,267
Reserve for price fluctuations	2,132
Total liabilities	6,410,819
EQUITY	
Fund	-
Reserve for redemption of fund	10,000
Reserve for revaluation	13
Surplus	127,159
Legal reserve for future losses	311
Appropriated retained earnings	96,335
Capital amortization reserve	21,000
Reserve for even dividend distribution	74,514
Real estate devaluation reserve	683
General reserve	137
Unappropriated retained earnings	30,512
(Net income)	(4,825)
Land revaluation	-21,470
Net unrealized gains on securities	1,547
Total equity	117,249
Total liabilities and equity	6,528,068

(Note)

1. Valuation of securities (including "Cash and deposits" and "Monetary claims purchased" equivalent to securities, and securities managed as money held in trust) is as follows: Trading securities are marked to market (cost of sales is calculated by the moving average method), and held-to-maturity notes/bonds are amortized in equal installments determined by the moving average method. Notes/bonds to offset underwriting reserves are also amortized in equal installments determined by the moving average method in accordance with the "Provisional recommendations on accounting and auditing procedures for "Notes/bonds to offset underwriting reserves" of the Insurance Business" (JICPA Industry Audit Committee Report No. 21). Stock of subsidiaries and affiliates (shares issued by 1) subsidiaries as defined in Clause 12 of Article 2 in the Insurance Business Law, 2) affiliates other than subsidiaries as defined in Clause 2 of Article 2-3 in the Ordinance to enforce the Insurance Business Law, and 3) related corporations) are carried at cost. Stocks included in marketable other securities and foreign stocks included in foreign securities are marked to the average market price during the month of March with the cost determined by the moving average method, otherwise – mark to market at the end of March (cost of sales is calculated by the moving average method). Included in the category of "Other securities" corporate/ government bonds (including foreign-issued bonds) with no market value and premium difference treated as interest adjustment are amortized in equal installments determined by the moving average method. All securities other than the above are carried at cost as determined by the moving average method.
   In addition, all unrealized valuation gains and losses on other securities are accounted for in the Shareholders' Equity section of Balance Sheet.
2. Derivative transactions are marked to market.
3. The land for operating purposes is revalued pursuant to Law on Land Revaluation (Law No.34, promulgated on March 31, 1998), with the respective amount of tax increase/decrease accounted for as "Deferred tax assets on land revaluation" in the Assets section, and the remaining balance of revaluation amount being accounted for as "Land revaluation" in the Shareholders' Equity section of the Balance Sheet.
   - Revaluation date: March 31, 2002
   - Revaluation method as specified in Clause 3, Article 3 of the above Law:
     The revaluation was conducted upon reasonable consideration of the public announcement price of a standardized land lot as defined in Item 1, Article 2 of the "Ordinance to enforce the Law on Land Revaluation" (Government Ordinance No. 119, promulgated on March 31, 1998), the standard price for a basic land lot as defined in Clause 2 of the same Article, as well as real estate assessor's valuation as defined in Clause 5 of the same Article.
   - For the revalued land as defined in Article 10 of the same Law, difference between the total market value and the adjusted book value at the end of the period was ¥5,850 million.
4. Depreciation of buildings (excluding those acquired on and after April 1, 1998) and equipment is accounted for by the declining-balance method. Depreciation of buildings acquired on and after

April 1, 1998 is calculated by the straight-line method.

5. Foreign currency-denominated assets and liabilities (excluding "Stock of subsidiaries and affiliates" and "Other securities") are translated into Japanese yen at the spot foreign exchange rate prevailing at the date of closing. In addition, "Stock of subsidiaries and affiliates" is translated into Japanese yen at the foreign exchange rate prevailing at the respective dates of stock acquisition; "Other securities" is translated into Japanese yen at the average foreign exchange rate in March.
6. To provide for possible bad debts, a reserve for possible loan losses is established in accordance with the Company's own assessment guidelines and the write-off allowance standards.
   With respect to obligations of borrowers formally considered to be insolvent, subject to bankruptcy, corporate rehabilitation, or other similar proceedings (hereinafter referred to as "obligations by bankrupt companies"), and to obligations of borrowers who are essentially insolvent (hereinafter referred to as "past due loans"), the Company provides a specific reserve for the loan balance less collectable amount (from collateral, guarantees or by other means). For borrowers that are not yet bankrupt, but are highly likely to fall into bankruptcy (hereinafter: "overdue for three months or more"), the Company determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after deducting the amount which can be recovered (from collateral, guarantees or by other means).
   With respect to loans other than the above, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period.
   Each loan is subject to assessment by the relevant department in accordance with the Company's assessment criteria and the results of such assessment are further reviewed by the independent Business Auditing Department prior to a reserve's amount being finally set.
   In addition, with respect to obligations by bankrupt companies and past due loans secured by collateral or guarantees, the Company writes off the portion of such loans which collateral or guarantees cannot cover, and charges such amounts to the reserve for loan losses. Such write-offs amounted to ¥1,122 million in the current period.
7. In order to provide for the future payment of retirement benefits to employees, the Company records estimated retirement benefits accrued at year-end in accordance with the Accounting Standards for Retirement Benefits (Financial Accounting Standards Board: "Recommendations on establishing an accounting standard for retirement benefits", June 16, 1998).
   The Company changed its method of accounting for actuarial differences – instead of booking the full amount of difference in the next period, it is now accounted for in the current period. As a result of this accounting change, the actuarial differences and the retirement benefit costs both increased by ¥3,700 million in the current year. And the provision for reserve for employees' retirement benefits increased by ¥3,700 million, and ordinary income, as well as income before income taxes, each decreased by ¥3,700 million, in comparison to the average year's change.
8. The reserve for directors' and corporate auditors' retirement benefits is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002)/ Article 59-1 of the Insurance Business Law. In order to provide for the payment of retirement benefits to directors and corporate auditors, the Company books the necessary amount at the year-end in accordance with

the relevant by-laws.

9. The allowance for policyholder dividends is established pursuant to Article 287-2 of the Japanese Commercial Code (prior to its revision in 2002)/ Article 59-1 of the Insurance Business Law. After the Company's becoming a joint stock corporation, the necessary amount was recorded to provide for dividends to policyholders.
   Policyholder dividends are treated as an appropriation of surplus for a mutual company, but are recorded as an expense for a joint stock corporation.
   Since the Company changed its organizational form from a mutual company to a joint stock corporation on April 1, 2003, the Company has accrued policyholder dividends as the allowance for policyholder dividends payable after its conversion to a joint stock corporation. Such allowance for policyholder dividends will be absorbed (together with the reserve for employee dividends) into the reserve for policyholder dividends from April 1, 2003.
10. Pursuant to the requirements under Article 115 of the Insurance Business Law, the Company recorded the reserve for price fluctuations.
11. Pursuant to the requirements of the "Recommendations on establishing the accounting standard for financial instruments" (Business Accounting Council, January 22, 1999), the Company applies special accounting treatment to deferred hedges and interest rate swaps in order to protect against cash flow fluctuations on loans, and uses market-value hedging to protect against risk of exchange rate fluctuations for foreign currency-denominated bonds.
    In addition, the effectiveness of a hedge is primarily evaluated by ratio analyses based on comparisons of cash flow changes for the hedged instruments and measures.
12. All items in the statements are net of national and local consumption taxes. Under the tax law, asset-related non-deductible consumption taxes (tax assets) are recorded as prepaid expenses and amortized over a five-year period by the straight-line accounting method. Consumption taxes other than deferred consumption taxes are charged as an expense in the period in which they are paid.
13. Policy reserve is a reserve in accordance with Article 116 of the Insurance Business Law, and premium reserve is calculated using the following methods.
    (1) A method set by the Ministry of the Financial Services Agency (Notice No. 48, Ministry of Finance,1996) for policies to which standard policy reserve is applicable
    (2) The net level premium method for policies to which standard policy reserve is not applicable
14. Depreciation of the Company's internal use software, which is included in other assets, is calculated by the straight-line method based on an estimated useful life.
15. As a result of the revision of attachment forms of the Insurance Business Law Enforcement Regulation in accordance with the "Cabinet Order for the Partial Revision of the Insurance Business Law Enforcement Regulation" (Cabinet Order No. 53, April 24, 2003), the related presentation method was changed as follows.
    (1) The "Equity" section was classified into "Subscribed Capital," "Capital Reserve" and "Surplus" in the previous year, but are presented as "Fund," "Reserve for Redemption of Fund," "Reserve for Revaluation" and "Surplus" in the current year.
    (2) "Land Revaluation," which was classified as "Revaluation Difference" in the previous year, is

presented as such in the current year.

(3) "Net Unrealized Gains on Securities," which was classified as "Valuation Difference" in the previous year, is presented as such in the current year.

16. "Obligations by bankrupt companies," "Past due loans," "Loans overdue for three months or more," and "Restructured loans" amount to ¥11,157 million in total, and are detailed as follows.

Obligations by bankrupt companies and past due loans are ¥313 million and ¥1,423 million, respectively.

¥944 million and ¥110 million were directly deducted from "Obligations by bankrupt companies" and "Past due loans," respectively, as uncollectible amounts.

In addition, "Obligations by bankrupt companies" represent loans, for which interest receivable is not recorded because principal or interest are not collectible or repaid (excluding the loans written off; hereinafter referred to as "loans for which interest receivable is not recorded) due to prolonged non-payment of principal or interest, or for some other reasons, and which are subject to (i) to (v), Item 3, Clause 1 of Article 96 of the Corporate Tax Law Enforcement Order (1965 Government Order No. 97) or Item 4 of the same Clause.

In addition, "Past due loans" are loans for which interest receivable is not recorded, and those other than loans for which interest payment is suspended for purposes of restructuring or supporting the borrowers.

"Loans overdue for three months or more" amount to ¥5,709 million.

In addition, loans overdue for three months or more are loans other than those categorized as "Obligations by bankrupt companies" and "Past due loans" for which principal and/or interest has been in arrears for three months or more from the contractual date of repayment.

"Restructured loans" amount to ¥3,710 million.

In addition, "Restructured loans" are loans other than those categorized as "Obligations by bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

17. Accumulated depreciation of property and equipment is ¥92,110 million.

18. Assets in the separate accounts amount to ¥53,100 million. In addition, the respective amount of liabilities is also ¥53,100 million.

19. Net assets pursuant to Item 6, Clause 2 of Article 55 of the Insurance Business Law amount to ¥415 million.

20. Receivables from and payables to subsidiaries are ¥689 million yen and ¥173 million yen, respectively.

21. In addition to equipment recorded on the balance sheets, the Company has leased computers as essential equipment.

22. Changes in reserves for employee dividends are as follows.

Balance at beginning of year: ¥74,036 million

Transfer to reserves from surplus in previous year: ¥10,855 million

Payment of employee dividends: ¥18,162 million

Interest received: ¥564 million

Balance at end of year: ¥67,293 million

23. Collateralized assets amount to ¥126,143 million.
24. Amortization of paid-in capital amounts to ¥24,000 million, of which ¥3,000 million is transferred to capital amortization reserve in accordance with Article 56 of the Insurance Business Law. The balance of ¥21,000 million is entirely written off in accordance with Article 88 of the Insurance Business Law as a result of the organizational change from a mutual company to a joint stock corporation.
25. The total loan commitments and the unexecuted loan balance each amount to ¥11,862 million.
26. Subordinated borrowings are borrowings with conditions that specify subordinated obligations.
27. The amount of foreign currency-denominated assets is ¥783,562 million (for major foreign currencies: US$3,536 million, Euro2,526 million, and UKP206 million).
    The amount of foreign currency-denominated liabilities is ¥27,276 million (an amount in major foreign currency is US$226 million).
28. The amount of the Company's future contributions to the Policyholder Protection Fund, which has been superseded by the Policyholder Protection Corporation of Japan under Clause 5, Article 140 of the Supplementary Provisions in the Measures to Adjust Relevant Legislation for Financial System Reform, are estimated at ¥2,908 million as of March 31, 2003.
    In addition, the contributions are charged to income as an operating expense when paid.
29. The amount of future contributions to the Policyholders Protection Corporation of Japan, which is estimated in accordance with Article 259 of the Insurance Business Law, is ¥12,440 million (inclusive of the amount applicable to the life insurance industry under the fund support program for the protection of life insurance policyholders in accordance with the "Revised Insurance Business Law" (2003 Law No. 39))."
    In addition, the contributions are also charged to income as an operating expense when paid.
30. Matters concerning retirement benefit obligation are as follows.
    (1) Retirement benefit obligation and its components
        1) Retirement benefit obligation: -¥37,510 million
        2) Pension assets: ¥8,410 million
        3) Reserve for employees' retirement benefits: ¥29,099 million
        4) Unfunded retirement benefit obligations (1)+(2)+(3) : -
    (2) Calculation basis for retirement benefit obligations, etc.
        1) Periodic allocation method for estimated retirement benefits: Fixed periodic amount
        2) Discount rate: 2.5%
        3) Expected return on pension assets: 3.5%
        4) Accounting for actuarial computation differences: Expensed in full
        5) Amortizable years for past service costs: -
31. Stocks of subsidiaries amount to ¥1,820 million
32. The total amounts of deferred tax assets and deferred tax liabilities are ¥81,098 million and

¥2,497 million, respectively.

The components of deferred tax assets by major classification are "Policy Reserves" of ¥47,177 million, "Reserve for Employees' Retirement Benefits" of ¥9,603 million and "Carryforward of taxable losses" of ¥20,722 million. In addition the components of deferred tax liabilities by major classification are "Dividends Receivable" of ¥1,235 million and "Unrealized gain on valuation of available-for-sale securities of ¥874 million.

The statutory tax rate for the fiscal year ended March 31, 2003 is 36.1%, and the difference between the statutory tax rate and the effective tax rate of 43.9% is predominantly due to tax credits at the rate of 9.1%.

Non-Consolidated Statement of Income

Year ended March 31, 2003

	(Millions of Yen)
Ordinary revenue	1,385,248
Income from insurance premiums	887,942
Insurance premiums	887,784
Ceded reinsurance commissions	157
Investment income	229,367
Interest, dividends and income from real estate for rent	150,239
Interest income from deposits	4
Interest income and dividends from securities	79,550
Interest income from loans	64,396
Interest from real estate for rent	5,863
Other income from interest and dividends	424
Gains from monetary trusts, net	3,554
Gain on sale of securities	70,287
Other investment income	5,286
Other ordinary income	267,938
Income related to withheld insurance claims and other payments for future annuity payments	568
Income due to withheld insurance payments	37,272
Reversal of reserve for outstanding claims	4,058
Reversal of reserve for policy reserve	224,601
Other ordinary profit	1,438
Operating expenses	1,362,192
Total insurance claims and other payments	1,138,322
Insurance claims	718,110
Annuity payments	87,121
Insurance benefits	121,707
Surrender payments	174,597
Other payments	36,673
Reinsurance premiums	111
Provision for policy and other reserves	564
Interest on dividend reserves for employees	564
Investment expenses	93,632
Interest expense	2,175
Losses on sale of securities	42,100
Devaluation losses on securities	24,930
Losses from derivatives, net	630
Foreign exchange losses, net	8,235
Write-off of loans	205
Depreciation of real estate for rent	2,373
Other investment expenses	3,874
Losses on separate accounts, net	9,106
Operating expenses	86,143
Other ordinary expenses	43,529
Payments related to withheld insurance claims	26,942
Taxes	5,917
Depreciation	4,366
Provision for reserve for employees' retirement benefits	4,080
Other ordinary expenses	2,223
Ordinary profit	23,055
Extraordinary gains	55,294
Gains on sale of property and equipment	2
Reversal of reserve for price fluctuations	52,779
Reversal of reserve for possible loan losses	2,436
Other	77
Extraordinary losses	69,744
Losses on sale, disposal and devaluation of property and equipment	797
Impairment losses of trust securities	57,664
Provision for allowance for policyholder dividends	11,267
Social service contribution	14
Income before income taxes	8,605
Income taxes	101
Adjustment for tax effects	3,678
Net income	4,825
Unappropriated surplus at beginning of year	25,366
Revarsal of land revaluation	306
Revarsal of social service contribution	14
Unappropriated surplus at end of year	30,512

(Note)

1. Total income and expenses resulting from transactions with subsidiaries are ¥87 million and ¥4,738 million, respectively.

2. Gains on sale of securities comprise those for bonds ¥39,419 million, including government bonds, stocks, etc. ¥12,188 million, and foreign securities ¥18,616 million.

3. Losses on sale of securities comprise those for bonds ¥1,609 million, including government bonds, stocks, etc. ¥28,411 million, and foreign securities ¥12,052 million.

4. Valuation losses on securities comprise those for stocks ¥23,867 million.

5. Gains from monetary trusts include valuation gains of ¥1,633 million.

6. Losses on derivative transactions include valuation losses of ¥3,404 million.

7. The total amount of retirement benefit cost is ¥6,276 million, which comprises the following items:

(1) Service cots: ¥1,618 million

(2) Interest costs: ¥1,020 million

(3) Expected return on pension assets: -¥305 million

(4) Actuarial computation differences charged to expenses: ¥3,944 million

(5) Past service obligation expensed: -

Proposal for the Appropriation of Retained Earnings

Year ended March 31, 2003

	(Yen)
Retained earnings at the end of the term	60,612,831,199
Reversal of voluntary reserves	15,530,064
Reversal of real estate devaluation reserve	15,530,064
Total	60,628,361,263

Appropriation of retained earnings	35,037,220,000
Bonuses to directors and statutory auditors	37,220,000
Bonuses to directors	25,210,000
Bonuses to corporate auditors	12,010,000
Voluntary reserve	35,000,000,000
General reserve	35,000,000,000
Unappropriated retained earnings carried forward	25,591,141,263

(Note)

1. Because the Company was a mutual corporation as of March 31, 2003, operating results were booked in the category of <Unappropriated Surplus> in the Balance Sheet and Income Statement for 2002. As the Company changed its organization to a stock-issuing corporation as of April 1, 2003, <Retained Earnings> is now recorded in the relevant appropriation proposal.

2. Retained Earnings represent the unappropriated profits accounted for in the Shareholders' Equity section as of April 1, 2003 as a result of the above organizational change.

(Please refer to the 2002 business report "9. Important matters related to the company's status after the year-end [matters related to the company's shareholders' equity after organizational changes].")

Reference material on exercising voting rights

1. Total number of shareholder voting rights: 1,499,458

2. Proposals & reference

Item 1: Proposal for appropriation of retained earnings

Details are described on page 12.

It is proposed that the appropriation of retained earnings for the fiscal year 2002 be as follows:

1. Out of ¥60,628,361,263, comprising ¥60,612,831,199 of retained earnings and ¥15,530,064 of reversal of voluntary reserves at the end of the term, ¥35,037,220,000 is to be appropriated and the balance of ¥25,591,141,263 to be carried forward to the next year.
2. In kind consideration of decrease in the number of directors, the respective bonuses are to be ¥37,220,000.
3. A general reserve of ¥35,000,000,000 is to be added to voluntary reserves.

Because the Company was a mutual corporation as of March 31, 2003, operating results were booked in the category of <Unappropriated Surplus> in the Balance Sheet and Income Statement for 2002. As the Company changed its organization to a stock-issuing corporation as of April 1, 2003, <Retained Earnings> is now recorded in the relevant appropriation proposal. Retained Earnings represent the unappropriated profits accounted for in the Shareholders' Equity section as of April 1, 2003 as a result of the above organizational change.

In addition, because the Company had been a mutual corporation until March 31, 2003, no dividend for 2002 is to be distributed to shareholders.

Item 2: Amendment to the Articles of Incorporation

(Scope of the proposal)

1. Reasons for the amendments

(1) Article 98 of the Insurance Business Law, revised pursuant to respective "Legislation on revising the Insurance Business Law" (2003 law No. 39), now provides for expanded business scope of insurance companies, thus Article 2 (purpose) of the current Articles of Incorporation should be revised accordingly.

(2) With the "Legislation on revising the Commercial Code" (2002 law No. 44) effective April 1, 2003, the control system for unappropriated stock was established. As a result, Article 7 (stock-transfer agent) of the current Articles of Incorporation should be revised accordingly.

In addition, Article 343-1 of the Commercial Code now specifies that the quorum for resolutions at the shareholders' meetings can be relaxed in the Articles of Incorporation. As a result, the quorum specified in Article 13 (Resolutions at the general shareholders' meetings) of the current Articles of Incorporation will be relaxed so that quick resolutions can be made at the shareholders' meetings.

(3) As a result of the enactment of the above legislation (2002 law No. 44) and the "Ministerial Ordinance on revising the Enforcement Regulations of the Commercial Code" (Ordinance No. 7 issued by the Ministry of Justice) effective April 1, 2003, the elimination of Article 286-3 in the

Commercial Code (deferral of research and development expenses), and the enactment of Article 37 (research and development expenses), necessary revisions have to be made to existing 3-rd paragraph in Clause 2 of Article 32 (policy on policyholders' dividends) of the current Articles of Incorporation.

In addition, the change in the above provisions is subject to authoritative approval in accordance with Article 126 (approval of the change of the Articles of Incorporation) of the "insurance business law", while Article 3 of the supplementary provisions will be effective upon the relevant Financial Services Agency Minister's approval of the shareholders' meeting resolution on revision of the Articles of Incorporation. Also the respective supplementary provision will be eliminated after the above change becomes effective.

(4) Some articles and clauses will be eliminated.

2. Proposed amendments

The amendments are as follows.

(The underlined parts are to be amended)

Existing Article	Proposed Amendment of the Article
Chapter 1: Article 2. (Purpose) (Omitted here) (2) To act as an agent, conduct administrative operations, guarantee debts, and conduct business incidental to the business described in the aforementioned item for the insurance business of other insurance companies (including foreign insurance companies). (Omitted here)	**Chapter 1:** Article 2. (Purpose) (Remains unchanged) (2) To act as an agent, conduct administrative operations, guarantee debts, and conduct business incidental to the business described in the aforementioned item for the businesses of other insurance companies (including foreign insurance companies), and of other financing entities. (Remains unchanged)
Chapter 2: Shares Article 7. (Stock-transfer agent) (Omitted here) 2) The company's shareholder register (hereinafter, including the beneficial shareholder register) is kept in the administrative office of the stock-transfer agent. 3) (Omitted here)	**Chapter 2: Shares** Article 7. (Stock-transfer agent) (Remains unchanged) 2) The company's shareholder register (hereinafter, including the beneficial shareholder register), as well as the lost stock certificate register, is kept in the administrative office of the stock-transfer agent. 3) (Remains unchanged)
Chapter 3: General Meeting of Shareholders Article 13. (Resolution of the general shareholders' meeting) (Omitted here) 2) (Newly added)	**Chapter 3: General Meeting of Shareholders** Article 13. (Resolution of the general shareholders' meeting) (Remains unchanged) 2) Notwithstanding the provisions of the previous clause, a special resolution by the general shareholders' meeting (as stipulated in Clause 1, Article 343 of the Commercial Code) is deemed valid when such meeting comprises at least one third of the voting rights of all shareholders, with such decision being approved by at least two thirds of the voting rights of shareholders present.
Chapter 7: Miscellaneous provision Article 32. (Policy on dividend distribution to policyholders)	**Chapter 7: Miscellaneous provision** Article 32. (Policy on dividend distribution to policyholders)

(Omitted here) 2) The reserve for dividend distribution to policyholders in the aforementioned paragraph is an amount exceeding policyholders' dividends for the current year multiplied by a certain ratio. The amount to be distributed to policyholders is that of current retained earnings (income or loss on insurance contracts) determined by classifying insurance contracts into those subject to income distribution to policyholders (being specific, the amount before adjustment is made to a reserve for policyholders' dividend distribution), decreased by the total amount of the following three items, each determined in the course of relevant insurance contract classification: 1. Amount of retained earnings brought forward 2. Reversal of voluntary reserve 3. Amount recorded in accordance with Article 286-3 of the Commercial Code. 3) (Omitted here)	(Remains unchanged) 2) The reserve for dividend distribution to policyholders in the aforementioned paragraph is an amount exceeding policyholders' dividends for the current year multiplied by a certain ratio. The amount to be distributed to policyholders is that of current retained earnings (income or loss on insurance contracts) determined by classifying insurance contracts into those subject to income distribution to policyholders (being specific, the amount before adjustment is made to a reserve for policyholders' dividend distribution), decreased by the total amount of the following three items, each determined in the course of relevant insurance contract classification: 1. Amount of retained earnings brought forward 2. Reversal of voluntary reserve 3. Amount recorded in accordance with Article 37 of the Revised Commercial Code. 3) (Remains unchanged)
Supplementary provision Article 3. (Temporary measures) These Articles of Incorporation are effective as of April 1, 2003 (must be approved by the Minister of the Financial Services Agency, should an organizational change take place in accordance with the Insurance Business Law.) (Newly added)	**Supplementary provision** (To be Deleted) Article 3. (Temporary measures) Revised Item 3 of Clause 2 in Article 32 is to take effect upon the Financial Services Agency Minister's approval as stipulated in Article 126 of the Insurance Business Law.

Item 3: Selection of 4 directors

Directors, Masao Matsuzawa, Seiji Wakai and Kinya Hongo will resign as of the end of the present shareholders' meeting. So, it is proposed that 4 directors be selected.

The candidates are:

No.	Name (Date of Birth)	Personal History		Number of Company shares held
1	Hideyo Miwa (February 15, 1954)	April 1977	Joined the Taiyo Mutual Life Insurance Company	1
		April 1997	Manager, Investment Planning Group	
		April 1998	General Manager, Sales Dept. of Taiyo Life Gamma Asset Management, Limited	
		October 1999	Chief Marketing Officer, T&D Taiyo Daido Asset Management Co., Ltd.	
		October 2000	Manager in charge of investment trust, Annuity Div., the Taiyo Mutual Life Insurance Company	
		April 2001	Manager, Investment Planning Dept.	
		July 2001	General Manager, Investment Planning Dept.	

		April 2003 to date	General Manager, Investment Planning Dept., Taiyo Life Insurance Company	
2	Kensei Yokokawa (August 22, 1955)	April 1978	Joined the Taiyo Mutual Life Insurance Company	0
		October 1994	President, Taiyo Asset Management of America Incorporated	
		July 1997	General Manager, General Affairs Dept., Taiyo Life Gamma Asset Management, Limited	
		October 1998	Manager, Investment Planning Group, the Taiyo Mutual Life Insurance Company	
		March 2000	Manager, Secretarial Div.	
		March 2001	General Manager, Securities Investment Dept.	
		April 2003 to date	General Manager, Securities Investment Dept., Taiyo Life Insurance Company	
3	Kunio Midorikawa (March 22, 1956)	April 1979	Joined the Taiyo Mutual Life Insurance Company	9
		April 1997	Manager, Oita Branch	
		April 1999	Manager of Planning Dept.	
		March 2000	Manager, Planning Dept.	
		March 2001	Manager, Osaka Minami Branch	
		March 2002	General Manager, Sales Planning Dept.	
		April 2003 to date	General Manager, Sales Planning Dept., Taiyo Life Insurance Company	
4	Tatsuro Kanbe (June 9, 1956)	April 1979	Joined the Taiyo Mutual Life Insurance Company	0
		April 1993	Manager, Fujigaoka Branch	
		April 1995	Manager, Sapporo Minami Branch	
		April 1997	Manager, Sales Planning Dept.	
		October 1999	General Manager of Sales Planning Dept.	
		March 2001	Genaral Manager, Planning Dept.	
		July 2001	General Manager of Planning Dept.	
		October 2001 to date	Director and General Manager, Sales Headquarters, T&D Financial Life Insurance Company	

Note: Candidates for directorship have no material interests in the Company.

Item 4: Retirement payments to directors

It is proposed that retirement bonuses be paid to directors Masao Matsuzawa, Seiji Wakai and Kinya Hongo, who are retiring as of the end of this general shareholders' meeting, in consideration of their services in accordance with the standards specified by the Company; the specific amounts, dates, methods, etc. of retirement payments are to be determined by the Board of Directors.

The personal histories of the retiring directors are as follows:

Name	Personal History	
Masao Matsuzawa	July 1997	Director, General Manager in charge of general account investment management and General Manager in charge of securities investment in its general account
	October 1998	Director and General Manager, Investment Planning Dept.
	April 1999	Managing Director
	April 2001	Senior Managing Director
	July 2001	Representative Director and Senior Managing Director
	April 2003 to date	Representative Director and Senior Managing Director, Taiyo Life Insurance Company

Seiji Wakai	July 1998	Director and General Manager, Inspection Dept., the Taiyo Mutual Life Insurance Company
	March 2000	Director and General Manager of Investment Management Dept.
	April 2000	Director and General Manager, Investment Management Dept.
	September 2000	Director and General Manager of Financial Loan Management Dept.
	April 2001	Managing Director
	April 2003 to date	Managing Director, Taiyo Life Insurance Company
Kinya Hongo	July 2001	Director and General Manager, Sales Promotion Dept., the Taiyo Mutual Life Insurance Company
	August 2002	Director and General Manager of Non Life Insurance Div.
	April 2003 to date	Director and General Manager of Non Life Insurance Div., Taiyo Life Insurance Company

EXHIBIT 9

Notification of Business Conducted at the 1st Ordinary General Meeting of Shareholders dated June 26, 2003

(English Version)

NOTIFICATION OF BUSINESS CONDUCTED AT THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

June 26, 2003

Taiyo Life Insurance Company
2-11-2 Nihonbashi, Chuo-ku, Tokyo
Masahiro Yoshiike, President

To Our Shareholders:

We are pleased to inform you that the reports set forth below were presented to the first Ordinary General Meeting of Shareholders held today, June 26, 2003, and the resolutions set forth below were passed at the meeting.

Reports

Business Report, Balance Sheet and Income Statement for Fiscal Year 2002 (April 1, 2002 to March 31, 2003).

The contents of the aforementioned statements were duly reported.

Resolutions

Item 1: Approval of Proposed Appropriation of Retained Earnings for Fiscal Year 2002

The Appropriation of Retained Earnings plan was approved and adopted as proposed.

No dividend payout was made for Fiscal Year 2002 because the Company was a mutual company through March 31, 2003, the final day of the fiscal year in question.

Item 2: Amendments to the Articles of Incorporation

The amendments to the Articles of Incorporation were approved and adopted as proposed.

The key amendments are as set forth below:

(1) Article 98 of the Business Insurance Law was amended following the enactment of the "Law Amending the Insurance Business Law" (2003 Law No. 39), which expanded the definition of businesses in which

insurance companies are authorized to engage. Article 2 (Purpose) of the current Articles of Incorporation was amended accordingly.

(2) The "Law Amending the Commercial Code" (2002 Law No. 44), effective April 1, 2003, provided for the creation of an administrative system for lapsed stock certificates. Article 7 (Stock Transfer Agent) of the current Articles of Incorporation was amended accordingly.

Additionally, Article 343, Clause 1 of the Commercial Code provides for the relaxation of quorum requirements for resolutions at general meetings of shareholders in the articles of incorporation. To facilitate the expeditious passage of resolutions of general meetings of shareholders in accordance with Article 343, Clause 1 of the Commercial Code, Article 13 (Resolutions at the General Meetings of Shareholders) was added to the current Articles of Incorporation.

(3) The aforementioned law (Year 2002 Law No. 44) and the "Ministerial Ordinance for Partial Revision of Commercial Code Enforcement Regulations" (Ministry of Justice Ministerial Ordinance No. 7) came into force on April 1, 2003. Although Article 286, Clause 3 of the Commercial Code (Deferral of Testing and Research and Development Expenses) was rescinded, the provisions of Article 286, Clause 3 were incorporated into Article 37 of the Commercial Code Enforcement Regulations (Research and Development Expenses). Clause 2, item 3 of Article 32 ("Policy on Policyholders' Dividends") of the current Articles of Incorporation were amended accordingly.

Additionally, because the aforementioned amendments to the Articles of Incorporation require regulatory approval in accordance with Article 126 of the Insurance Business Law (Approval for Changes in Articles of Incorporation), the resolutions of the general meeting of shareholders in connection with these amendments to the current Articles of Incorporation will take effect upon approval by the Minister of the Financial Services Agency. This is provided for in Article 3 of the Supplementary Provisions and said Article 3 will be deleted on the receipt of such approval.

(4) On this occasion, some articles and clauses of the Articles of Incorporation were deleted.

Item 3: Election of Four Directors

As proposed, Hideyo Miwa, Kensei Yokokawa, Kunio Midorikawa and Tatsuro Kanbe were elected and appointed as Directors.

Item 4: Payment of Retirement Bonuses to Retiring Directors

As proposed, a resolution was passed to pay retirement bonuses to retiring Directors Masao Matsuzawa, Seiji Wakai and Kinya Hongo of an appropriate amount and in accordance with the standards specified by the Company. The general meeting of shareholders also approved the plan to entrust determination of the specific amounts, timing and method of payment of the retirement bonuses and other related matters to the Board of Directors.

Supplementary Notes

At the meeting of the Board of Directors convened after the conclusion of the general meeting of shareholders, Kunio Ikeda was appointed as and assumed the position of a Representing Director.

As a result, the Company's President and Executive Directors now consist of the following individuals.

President and Representing Director	Masahiro Yoshiike
Senior Managing Director and Representing Director	Kunio Ikeda
Senior Managing Director	Katsuro Oishi
Managing Director	Michio Takashima
Managing Director	Kenji Nakagome
Managing Director	Masami Asakura
Managing Director	Tamiji Matsumoto